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Follow-Up Materials

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REGISTRANT'S NAME Bayerische Hypotheken Und Wechsel

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MAY 1 2 2008

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HypoVereinsbank
UniCredit Group

82-3777

Bayerische Hypotheken und Wechsel Bank

RECEIVED
2008 MAY -5 A 4:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12-31-07
AR/S

2007 Geschäftsbericht

Herausgeber
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Sitz München
80311 München
www.hvb.com
Registergericht: München HRB 421 48
Layout: Mercurio S.r.L., Mailand
Satz: Max Vornehm GmbH
Druck: Druckerei Kriechbaumer
Druckfreigabe: 12. 3. 2008
Auslieferung: 4. 4. 2008
Printed in Germany

HypoVereinsbank
UniCredit Group



Kunst erleben

Das Jahr 2007 markierte einen weiteren Höhepunkt im kulturellen Engagement der UniCredit Gruppe. So haben wir unsere internationalen Aktivitäten in allen Regionen mit Nachdruck vorangetrieben.

Nach unserer Überzeugung ist Kultur auch eine strategische Ressource. Gezielt eingesetzt, kann daraus eine Quelle für weit reichende Wertschöpfungserfolge und neue, kreative Ideen entstehen.

Anstelle von Einzelstücken aus unserer Sammlung bereichern ausgewählte Impressionen von einigen internationalen Veranstaltungen unseren diesjährigen Geschäftsbericht. Sie porträtieren die Zusammenarbeit mit unseren wichtigsten Partnern wie das Museum für Zeitgenössische Kunst – dem Castello di Rivoli.

Mit unseren Initiativen wollen wir einer breiten Öffentlichkeit die Tür zur Kunst öffnen: Die Menschen sollen »Kunst erleben«. Die UniCredit Gruppe bekräftigt damit ihre Verantwortung gegenüber den lokalen Gemeinwesen. Die Bilder, die den vor Ihnen liegenden Geschäftsbericht in diesem Jahr begleiten, sind an markanten Plätzen in den Metropolen dieser Welt sowie in internationalen Museen entstanden. So erklärten sich Tausende von Menschen spontan bereit, am nebenstehend gezeigten Projekt mitzuwirken: Ihre in die Höhe gestreckten Hände vereinen sich in einem inspirierenden und kreativen Konzert der Lebensfreude.

Dieser Kontakt mit internationalen Künstlern und führenden Kulturmoderatoren mittels einer breiten Vielfalt von Sprachen, Stilrichtungen und Techniken verdeutlicht eine weitere Funktion der Kunst: Sie fördert die Herausbildung von kommunikativen und kognitiven Fähigkeiten, die jeder von uns braucht, um sein volles Potenzial zu entfalten.

Kunst bringt Menschen auf vielfältige Art und Weise zusammen.

Daraus ziehen wir ein sehr persönliches Fazit: ART TALKS!

2007 Geschäftsbericht

Profil der HypoVereinsbank

- Die HypoVereinsbank zählt zu den **führenden Finanzinstituten** in Deutschland. Zu unseren Kernkompetenzen gehören das Geschäft mit Privat- und Geschäftskunden, Firmen- & Kommerziellen Immobilienkunden, das Wealth Management sowie das internationale Kapitalmarktgeschäft.
- Die **Zufriedenheit unserer Kunden** steht im Mittelpunkt unseres Handelns. Wir wollen unsere Kunden in allen Geschäftsfeldern mit exzellenten, innovativen und schnellen Lösungen überzeugen.
- Die HypoVereinsbank gehört der europäischen **UniCredit Gruppe** an. Diese nimmt eine führende Stellung in den wohlhabendsten Regionen und den am schnellsten wachsenden Märkten in Europa ein. In **New Europe** – den aufstrebenden Ländern Zentral- und Osteuropas – ist sie die unbestrittene Nummer eins.
- Deutschland spielt in der neuen Gruppe eine wichtige Rolle. Wir bekennen uns zu unseren regionalen Wurzeln und wollen zugleich als voll integriertes Mitglied der UniCredit Gruppe eine starke **kulturelle Identität** als erste wahrhaft europäische Bank entwickeln. In diesem Zusammenhang steht auch das im Jahr 2008 begonnene Rebranding; es versinnbildlicht innerhalb der UniCredit Group die **eigenständige Identität** der HypoVereinsbank in Deutschland. Wir bekennen uns außerdem zu unserer **gesellschaftlichen Verantwortung** und fördern das regionale Gemeinwesen in den Ländern, in denen wir tätig sind.
- Unseren Mitarbeitern bieten wir europaweite berufliche Entwicklungsmöglichkeiten an. Wir beteiligen sie durch **erfolgsorientierte Anreizsysteme** am Geschäftsergebnis. Dadurch stärken wir den Unternehmergeist. Zugleich achten wir auf die strikte Einhaltung der konzernweiten **Integrity Charter,** in der die für unsere Mitarbeiter verbindlichen Grundwerte zusammengefasst sind.

Financial Highlights

Kennzahlen	2007[1]	2006[1]
Eigenkapitalrentabilität nach Steuern, bereinigt[2,3]	13,3%	11,1%
Eigenkapitalrentabilität nach Steuern[2]	17,6%	15,9%
Eigenkapitalrentabilität vor Steuern, bereinigt[2,3]	17,9%	12,7%
Eigenkapitalrentabilität vor Steuern[2]	25,0%	16,1%
Cost-Income-Ratio (gemessen an den operativen Erträgen)	54,1%	62,1%

Erfolgszahlen	2007[1]	2006[1]
Operatives Ergebnis	3035 Mio €	2257 Mio €
Ergebnis vor Steuern	2962 Mio €	1618 Mio €
Gewinn	2050 Mio €	1640 Mio €
Ergebnis je Aktie, bereinigt[3]	2,03 €	1,50 €
Ergebnis je Aktie	2,60 €	2,18 €

Bilanzzahlen	31. 12. 2007	31. 12. 2006[4]
Bilanzsumme	422,1 Mrd €	343,6 Mrd €
Bilanzielles Eigenkapital	24,0 Mrd €	21,9 Mrd €

Bankaufsichtsrechtliche Kennzahlen nach KWG	31. 12. 2007	31. 12. 2006[4]
Kernkapital	23,6 Mrd €[5]	21,6 Mrd €[6]
Risikoaktiva	131,6 Mrd €	137,4 Mrd €
Kernkapitalquote	17,9%[5]	15,7%[6]

	31. 12. 2007	31. 12. 2006[1]
Mitarbeiter	24784	25738
Geschäftsstellen	846	788

Aktie	31. 12. 2007	31. 12. 2006
Börsenkurs: Stichtag	43,45 €	33,03 €
Höchststand	45,36 €	36,65 €
Tiefststand	32,30 €	25,52 €
Börsenkapitalisierung Stichtag	34,9 Mrd €	24,8 Mrd €

1 Ohne aufgegebene Geschäftsbereiche.
2 Eigenkapitalrentabilität bezogen auf 6,8% Eigenkapitalbindung gemessen an den durchschnittlichen Risikoaktiva.
3 2007 und 2006 bereinigt um die definierten Sondereffekte (siehe Konzernlagebericht, Abschnitt »Sondereffekte der Gewinn- und Verlustrechnung der HVB Group neu«).
4 Pro-forma: HVB Group neu: Zahlen der fortgeführten Geschäftsbereiche.
5 Pro-forma: Auf der Basis festgestellter Jahresabschlüsse inklusive der durch die Hauptversammlung zu beschließenden Rücklagenzuführung in Höhe von 3,7 Mrd €.
6 Pro-forma: Inklusive Eigenkapitalzufluss aus der Veräußerung aufgegebener Geschäftsbereiche.

Ratings	Langfristig	Kurzfristig	Ausblick	Finanzkraft	Pfandbriefe: Öffentliche	Pfandbriefe: Hypotheken	Änderung/ Bestätigung
Moody's	A1	P-1	stable	C–	Aa1[1]	Aa1[1]	18. 5. 2007
S&P	A+	A-1	stable	—	AAA	—	30. 11. 2007
Fitch Ratings	A	F1	positive	B/C	AAA	AAA	23. 11. 2007

1 Auf »review for possible upgrade« seit 14. Mai 2007.



Inhalt

Strategie, Geschäftsmodell und Ergebnisse	**7**
Brief des Aufsichtsratsvorsitzenden	8
Aktionärsbrief	11
Ergebnisse nach Divisionen im Überblick	16
Division Privat- und Geschäftskunden	18
Division Wealth Management	24
Division Firmen- & Kommerzielle Immobilienkunden	30
Division Markets & Investment Banking	34
Liquiditätsmanagement und Refinanzierung	40
Division Global Banking Services	42
Human Resources	46
Corporate Social Responsibility	52
Financial Statements (1): Konzernlagebericht	**59**
Financial Review	**60**
Gesamtaussage zum Geschäftsverlauf	60
Rahmenbedingungen	
Entwicklung der HVB Group im schwierigen Kapitalmarktumfeld	61
Erfolgsentwicklung der HVB Group	63
Finanz- und Vermögenslage	69
Konzernstruktur und Geschäftstätigkeit	71
Vorgänge nach dem 31. Dezember 2007	79
Ausblick	
Risk Report	**82**
Die HVB Group als Risikonehmer	82
Management und Überwachung der Risiken in der HVB Group	
Risikoarten und -messung	85
Gesamtbanksteuerung	86
Risikoarten im Einzelnen	89
Financial Statements (2): Konzernabschluss	**123**
Konzern Gewinn- und Verlustrechnung mit Ergebnisverwendung	126
Ergebnis je Aktie	127
Bilanz	128
Entwicklung des Eigenkapitals	130
Kapitalflussrechnung	132
Notes	134
Erklärung des Vorstands gemäß §37y WpHG i.V.m. §37w Abs. 2 Nr. 3 WpHG	212
Bestätigungsvermerk des Abschlussprüfers	213
Corporate Governance	**215**
Aufsichtsrat, Treuhänder und Vorstand	216
Bericht des Aufsichtsrats	218
Corporate-Governance-Bericht mit Vergütungsbericht	226
Weitere Informationen	**237**
Die Aktie	238
Quartalsübersicht	240
Mehrjahresübersicht	242
Wichtige Begriffe kurz erklärt	246
Finanzkalender	249
Anhang: UniCredit Gruppe Profil	**251**
Überblick: Einzigartiges Netzwerk	252
Führend in den Heimatmärkten	254
Das Geschäftsmodell	256
Unsere Mitarbeiter und Grundwerte	260
Globale Markenstrategie: Gemeinsam sind wir stark	262



Strategie, Geschäftsmodell und Ergebnisse

Brief des Aufsichtsratsvorsitzenden	8
Aktionärsbrief	11
Ergebnisse nach Divisionen im Überblick	16
Division Privat- und Geschäftskunden	18
Division Wealth Management	24
Division Firmen- & Kommerzielle Immobilienkunden	30
Division Markets & Investment Banking	34
Liquiditätsmanagement und Refinanzierung	40
Division Global Banking Services	42
Human Resources	46
Corporate Social Responsibility	52

Brief des Aufsichtsratsvorsitzenden



»Deutschland genießt als einer der Schlüsselmärkte der UniCredit Gruppe in Europa weiterhin höchste Priorität.«

Sehr geehrte Aktionäre,

wir waren im Geschäftsjahr 2007 erneut außerordentlich erfolgreich. Dies gilt sowohl für die HypoVereinsbank als auch für die gesamte UniCredit Gruppe.

Obwohl wir diese erfreuliche Entwicklung erwarteten, sind wir angesichts der Turbulenzen, die die globalen Finanzmärkte im zweiten Halbjahr erschütterten, besonders stolz auf unsere solide Performance.

Dass die weltweite Krise im Geschäft mit Hypothekenkrediten minderer Bonität (Subprime) die Ergebniszahlen der UniCredit Gruppe sowie der HVB nur relativ wenig belastet hat, verdanken wir meiner Meinung nach unserem effektiven Risikomanagement, der Stabilität unseres Geschäftsmodells und der starken Diversifizierung unserer Ertragsquellen nach Geschäftsfeldern.

Deutschland genießt als einer der Schlüsselmärkte der UniCredit Gruppe in Europa weiterhin höchste Priorität. Innerhalb der UniCredit Gruppe behält die HVB ihre Kernkompetenz für das Deutschlandgeschäft; außerdem wurde ihr die Verantwortung für das internationale Investment Banking innerhalb der UniCredit Gruppe übertragen.

Mit der vollständigen Implementierung des divisionalen Geschäftsmodells haben wir in Deutschland einen weiteren Meilenstein erreicht. Dadurch profitieren wir im Privatkundengeschäft von regionaler Stärke und können im Firmenkundengeschäft und Investment Banking zugleich einen internationalen Fokus erreichen. Diese starke Kundenfokussierung war und ist die zentrale Motivation, die zur Einführung eines nach Divisionen spezialisierten Geschäftsmodells sowohl in der HVB als auch in der gesamten Gruppe geführt hat. Wir messen unseren Erfolg stets nach der erzielten Performance und haben erkannt, dass wir die Wertschöpfung im Konzern nur dann verbessern können, wenn wir auch den wirtschaftlichen Mehrwert für unsere Kunden erhöhen.

Außerdem haben wir unsere operativen Aktivitäten im Geschäftsjahr 2007 weiter gestrafft und die Kosteneffizienz deutlich verbessert. Hierzu waren der Umbau und die Optimierung wichtiger operativer Prozesse nötig. Synergieeffekte im Bereich »Strategic Sourcing« (Einkauf) trugen ebenfalls zur Kosteneffizienz bei.

Dies sind einige der Gründe, warum unser Ansehen als eine der führenden Bankengruppen im deutschen Markt gestiegen ist und wir heute bei den High Potentials und Young Professionals als künftiger Arbeitgeber hoch im Kurs stehen.

Erfreulich ist auch, dass die soziale Verantwortung (Corporate Social Responsibility), der wir alle gleichermaßen verpflichtet sind, im Netzwerk unserer Gruppe einen steigenden Stellenwert einnimmt. Diese starke Verpflichtung wird in jeder unserer Geschäftsstellen sowie in den lokalen Gemeinwesen deutlich, in denen wir uns auf unterschiedliche Art und Weise kulturell und sozial engagieren.

Die Integrity Charter definiert die hohen Standards, die für das Miteinander in der HVB und in der gesamten UniCredit Gruppe maßgebend sind. Es ist ein wichtiges Dokument, das unsere Grundwerte anschaulich zusammenfasst. Diese Grundwerte beeinflussen jede geschäftliche Entscheidung und bilden die Eckpfeiler für unsere Handlungen innerhalb der UniCredit Gruppe.



Dieser gemeinsame Werterahmen spiegelt sich auch in unserem einheitlichen Marktauftritt wider, den wir 2007 in der neuen Dachmarkenstrategie verankert haben. Sämtliche diesbezüglichen Änderungen werden zurzeit in der Gruppe, auch in Deutschland, umgesetzt.

Zielsetzung ist, eine gemeinsame Identität zu schaffen, die es uns ermöglicht, unser wachstumsstarkes Bankennetzwerk noch dichter zu knüpfen und so unsere Produkt- und Serviceangebote stärker zu vereinheitlichen. Mit der neuen Markenpolitik wollen wir außerdem das Zusammengehörigkeitsgefühl unter den Mitarbeitern der UniCredit Gruppe vertiefen und für unsere Kunden und anderen Anspruchsgruppen an den lokalen und internationalen Märkten auch optisch auf Anhieb erkennbar sein.

Wir wissen, dass wir nur gemeinsam erfolgreich sein können. Denn durch diese Einigkeit innerhalb der Gruppe werden wir noch leistungsstärker. Davon profitieren wiederum unsere Kunden. Gleichzeitig stellen wir unseren gemeinsamen Erfolg auf eine nachhaltige Basis.

Ich möchte an dieser Stelle dem Vorstand sowie den Mitarbeitern der HypoVereinsbank meinen tiefen Dank aussprechen. Sie haben mit ihrem herausragenden Engagement dazu beigetragen, dass die HVB das Geschäftsjahr 2007 erneut mit guten Ergebnissen abschließen konnte. Gemeinsam sind wir bestens gewappnet, um die vor uns liegenden Herausforderungen und Chancen zu nutzen und unsere ambitionierten Zielvorgaben im Jahr 2008 erneut zu erfüllen. Ich bin davon überzeugt, dass uns dies auch im aktuell schwierigen Geschäftsumfeld gelingen wird.

Mit freundlichen Grüßen

Ihr
Alessandro Profumo
Aufsichtsratsvorsitzender

Aktionärsbrief

»Insgesamt erzielten wir im abgelaufenen Jahr ein wirklich gutes Geschäftsergebnis, auf das wir stolz sein können.«

Sehr geehrte Aktionäre,
sehr geehrte Geschäftspartner
und Freunde unseres Hauses,

hinter uns liegt ein herausforderndes Jahr mit Höhen und Tiefen. Ein Jahr, in dem Deutschland seinen Aufschwung eindrucksvoll fortgesetzt hat. Ein Jahr, in dem hierzulande die Arbeitslosigkeit deutlich zurückgedrängt werden konnte und nach vielen Jahren erstmals wieder ein ausgeglichener Staatshaushalt erreicht wurde. Und nicht zuletzt ein Jahr, in dem die deutschen Unternehmen ihre weltweite Wettbewerbsfähigkeit klar unter Beweis gestellt haben. Exportrekorde, hohe Investitionsquoten und nach oben zeigende Umsatz- und Gewinnkurven sprechen eine eindeutige Sprache. Diese erfreulichen Rahmenbedingungen konnten wir nutzen, um unsere Marktstellung weiter zu verbessern. Dabei kam uns unser Geschäftsmodell zugute, das die regionalen und globalen Stärken unserer Bankengruppe gleichermaßen zur Geltung bringt. Insgesamt erzielten wir im abgelaufenen Jahr ein wirklich gutes Geschäftsergebnis, auf das wir stolz sein können.

Zum Erbe des Jahres 2007 gehören aber auch die Krise am amerikanischen Immobilienmarkt, die dadurch ausgelösten Verwerfungen an den internationalen Finanzmärkten und deren Auswirkungen auf die Weltwirtschaft – Auswirkungen, die wir bis weit in das laufende Geschäftsjahr hinein spüren werden. Unser Haus ist – wie auch die gesamte UniCredit Gruppe – direkt nur in relativ geringem Maße von der auslösenden US-Immobilienkrise betroffen. Allerdings sind die daraus folgenden Finanzmarktturbulenzen und deren Auswirkungen natürlich auch an unserer Erfolgsrechnung nicht spurlos vorübergegangen. Sie haben uns die Geschäfte – speziell im Bereich Structured Credit unseres Investment Bankings – vor allem im zweiten Halbjahr 2007 deutlich erschwert und einen noch sichtbareren Erfolg unserer Geschäftsaktivitäten der letzten Jahre verhindert. Auch die volkswirtschaftlichen Wachstumsaussichten haben einen deutlichen Dämpfer erlitten. Es gilt sicher für alle Akteure an den Finanzmärkten, aus den jetzt sichtbar gewordenen Fehlentwicklungen die richtigen Konsequenzen zu ziehen: Das Bewusstsein für Risiken muss sich verändern. Risiken müssen wieder angemessen bewertet und bepreist, die Grenzen der Risikotragfähigkeit klar gezogen werden. Die Kapitalmärkte müssen wieder transparenter und die Komplexitäten – wo immer möglich – zurückgeführt werden.

Das Stichwort »Komplexitäten zurückführen« galt im abgelaufenen Geschäftsjahr auch für unser Haus. Im Zuge der strategischen Fokussierung auf unser Kerngeschäft haben wir weitere Randaktivitäten verkauft und Finanzbeteiligungen abgebaut. So wurde unter anderem unsere Wertpapierabwicklung und -verwahrung an den führenden französischen Finanzdienstleister Caceis veräußert. Darüber hinaus haben wir uns von unseren Restanteilen an der Münchener Rück getrennt. Wir sind davon überzeugt, dass die Konzentration auf die Geschäftsfelder, in denen wir besonderes Know-how und eine anerkannte Marktstärke haben, den langfristigen Erfolg unserer Bank fördert und sichert.

Strategie, Geschäftsmodell und Ergebnisse

Erfolgreich vorangekommen sind wir auch bei der Implementierung der »neuen« HypoVereinsbank: Im ersten Quartal des Berichtsjahres erfolgte die Übertragung unserer Anteile an der Bank Austria Creditanstalt und an den weiteren Bankbeteiligungen in Zentral- und Osteuropa innerhalb der Gruppe.

Im April 2007 wurde dann das Investment Banking-Geschäft der italienischen UniCredit Banca Mobiliare (UBM) auf die HypoVereinsbank übertragen. Nach der organisatorischen Neuordnung der Investment Banking-Aktivitäten von HypoVereinsbank, Bank Austria Creditanstalt und UniCredit in der Division Markets & Investment Banking, die bereits zuvor erfolgreich abgeschlossen wurde, war dies der erste Schritt zur rechtlichen Zusammenführung der Investment Banking-Aktivitäten bei der HypoVereinsbank. Wir haben somit große Fortschritte dabei erzielt, die HypoVereinsbank zum konzernweiten Kompetenzzentrum für das Investment Banking auszubauen und unsere Stellung als eine der bedeutenden Investmentbanken in Europa weiter zu stärken.

Noch nicht abgeschlossen ist das Squeeze-out-Verfahren, das im vergangenen Jahr von UniCredit zum vollständigen Erwerb der HypoVereinsbank-Aktien eingeleitet wurde. Im Rahmen unserer Hauptversammlung im Juni 2007 wurde dem Squeeze-out zwar mit knapp 99% des anwesenden Aktienkapitals zugestimmt. Allerdings ist hierzu – wie auch im Zusammenhang mit dem konzerninternen Verkauf der Bank Austria Creditanstalt – noch eine Reihe von juristischen Verfahren anhängig. Nähere Erläuterungen zu diesen Themen finden Sie im Kapitel »Risk Report« dieses Geschäftsberichtes.

Die noch offenen juristischen Fragen beeinträchtigen jedoch nicht unser Geschäftsmodell und unsere operative Handlungsfähigkeit auf den Märkten. Die Zugehörigkeit der HypoVereinsbank zur UniCredit Gruppe hat uns vielmehr eine klare Positionierung auf dem deutschen Bankenmarkt sowie eine noch vorteilhaftere Ausgangsposition für unsere internationalen Investment Banking-Aktivitäten verschafft.

Zukünftig wollen wir diese »neue« HypoVereinsbank auch mit einem veränderten Erscheinungsbild sichtbar machen und werden deshalb den neu gestalteten Schriftzug »HypoVereinsbank« mit dem Logo der UniCredit Gruppe ergänzen.

Der zukünftige Außenauftritt unseres Hauses wird dabei zweierlei verdeutlichen: Erstens, dass die HypoVereinsbank mit ihrer Erfahrung und ihrer Kompetenz weiterhin als Verantwortliche für den deutschen Markt agiert. Und zweitens, dass wir zu einer schlagkräftigen europäischen Bankengruppe gehören. Einer Bankengruppe, die nach der erfolgten Übernahme der Capitalia in Italien zu den führenden Bankengruppen der Eurozone gehört und eine der größten Banken der Welt ist.

»Strebe nach Einheit, aber suche sie nicht in der Einförmigkeit«. So hat es Friedrich von Schiller formuliert. Und dieses Wort könnte auch für die Geschäftsphilosophie der UniCredit Gruppe stehen: Durch das Zusammengehen mit UniCredit haben wir eine führende europäische Bankengruppe geschaffen. Eine Bankengruppe, die ihre Kraft wirkungsvoll entfalten und den Interessen ihrer Kunden mit einer verbesserten Marktpräsenz dienen kann. Es liegt auf der Hand, dass ein abgestimmtes Geschäftsmodell und ein einheitlich organisiertes Netzwerk eine kosteneffiziente Arbeitsweise ermöglichen, die schnelle Übertragung von Best-Practice-Erfahrungen über Ländergrenzen hinweg fördert und den

Kunden unserer Gruppe ein europäisches Bankennetzwerk erschließt. Wir haben im Integrationsprozess sehr genau darauf geachtet, dass sich diese Vorteile einer einheitlichen Aufstellung ohne Reibungsverluste und vor allem ohne den Verlust unserer eigenständigen Identität entfalten können. Noch stärker als früher verbindet die HVB nunmehr die Vorteile regionaler Nähe und starker internationaler Präsenz.

Unsere drei auf den deutschen Markt fokussierten Vertriebsdivisionen Privat- und Geschäftskunden, Firmen- und Kommerzielle Immobilienkunden sowie Wealth Management haben ihre Arbeit an drei strategischen Kernelementen ausgerichtet.

Erstens haben wir erheblich in weiteres organisches Wachstum investiert. So haben wir insbesondere für unsere Firmenkunden und sehr vermögenden Privatkunden unsere regionale Präsenz engmaschiger gestaltet und uns mit neuen Standorten noch stärker in attraktiven regionalen Märkten in Deutschland verankert. Des Weiteren haben wir mit zusätzlichen, spezifischen Beratungs- und Betreuungsangeboten begonnen, neue Kundengruppen für unser Haus zu erschließen. So starteten wir beispielsweise im Berichtsjahr in ausgewählten Geschäftsstellen ein spezielles Bankingangebot für türkische Mitbürger. Daneben haben wir mit attraktiven Einstiegsprodukten wie dem HVB Willkommens-Konto für Privat- und Geschäftskunden unsere erfolgreiche Neukundenkampagne fortgesetzt.

Zweitens haben wir das Management unserer Kundensegmente weiter verfeinert, dessen Grundlagen wir bereits durch die Divisionalisierung im Jahr 2006 gelegt haben. Wir verfügen nun in allen Divisionen über Strukturen, die es uns ermöglichen, den unterschiedlichen Anforderungsprofilen von klar definierten Kundengruppen durch entsprechendes Spezialisten-Know-how und ein auf die jeweiligen Kundenbedürfnisse abgestimmtes Produktangebot optimal gerecht zu werden.

Und drittens nutzen wir intensiv unsere Vorteile aus der Einbindung in die UniCredit Gruppe und die neuen Chancen einer grenzüberschreitenden Zusammenarbeit für unseren Erfolg. So können wir im Kreditkarten- und im Vermögensverwaltungsgeschäft auf Partner wie die UniCredit Consumer Financing Bank und Pioneer Investments zurückgreifen, die hochwertige Produkte zu günstigen Preisen anbieten und so dazu beitragen, Synergien in der Gruppe auch über Ländergrenzen hinweg nutzbar zu machen. Daneben profitieren unsere international ausgerichteten Firmenkunden von den einheitlichen, länderübergreifenden Betreuungs- und Servicemodellen, die ihnen eine führende europäische Firmenkundenbank bieten kann.

Ob und in welchem Umfang wir jedoch mit unserer Geschäftspolitik Erfolg haben, hängt ganz entscheidend von einem Kriterium ab: der Kundenzufriedenheit. Nur zufriedene Kunden machen langfristig gute Geschäfte mit uns. Deshalb ist dieses Kriterium der Dreh- und Angelpunkt unseres Handelns am Markt. Wir messen systematisch und regelmäßig die Zufriedenheit unserer Kunden und berücksichtigen die Ergebnisse bei der Gestaltung unserer Gehaltsmodelle.
Ich freue mich, dass wir gerade auf diesem Gebiet im Jahr 2007 sehr positive Resonanz erhalten haben. So wählten uns die Leser der Zeitschrift »Markt und Mittelstand« zur besten Mittelstandsbank des Jahres. Und auch bei der von unabhängiger Seite gemessenen Zufriedenheit von Privatkunden mit der Beratung durch ihre Bank haben wir 2007 einen Spitzenplatz errungen. Diese Erfolge haben unsere Marktstellung gestärkt und unsere Mitarbeiter zu weiteren Spitzenleistungen motiviert.



Nur mit hoch motivierten Mitarbeitern können anspruchsvolle Ziele, wie sie sich die HypoVereinsbank gesetzt hat, erreicht werden. Ich bin sehr froh darüber, dass unser Haus über solche leistungsorientierten Mitarbeiterinnen und Mitarbeiter verfügt. Wir haben uns im abgelaufenen Geschäftsjahr ausgesprochen gut geschlagen und – was vielleicht noch wichtiger ist – wir haben wichtige Weichen für den weiteren Erfolg gestellt. Dies konnte nur gelingen, weil sich alle engagiert und volle Leistung gezeigt haben. Ich danke daher an dieser Stelle den Mitarbeiterinnen und Mitarbeitern der HypoVereinsbank sowie ihren Vertretungen ganz herzlich für die geleistete Arbeit und ihren Einsatz in einem anspruchsvollen wirtschaftlichen Umfeld.

Die erfolgreiche Arbeit unseres Unternehmens und seiner Mitarbeiter im abgelaufenen Geschäftsjahr ist nicht zuletzt an unseren erfreulichen Erfolgszahlen für das Geschäftsjahr 2007 abzulesen: In einem teilweise schwierigen finanzwirtschaftlichen Umfeld konnten wir an die stetige Verbesserung unserer operativen Geschäftsergebnisse der vergangenen Jahre nahtlos anknüpfen. Zudem verfügen wir über ein exzellentes Kosten- und Risikomanagement. Dank spürbar gestiegener operativer Erträge und eines leicht gesunkenen Verwaltungsaufwands verringerte sich unsere Cost-Income-Ratio auf rund 54%. Sie verbesserte sich damit gegenüber 2006 um signifikante acht Prozentpunkte und dürfte im Branchenvergleich ein positives Zeichen setzen. Auch die Aufwendungen für unsere Risikovorsorge konnten wir kräftig reduzieren, sodass sie im vergangenen Jahr auf dem niedrigsten Stand in der Geschichte der IFRS-Bilanzierung unseres Hauses lagen. Der Gewinn nach Steuern stieg gegenüber 2006 deutlich um ein Viertel auf über 2 Mrd €. Unsere Eigenkapitalrentabilität nach Steuern belief sich auf erfreuliche knapp 18% (für weitere Finanzinformationen siehe das Kapitel »Financial Review« in der Rubrik Konzernabschluss).

Angesichts dieser guten operativen Geschäftsentwicklung wird der Vorstand der Hauptversammlung vorschlagen, für das Geschäftsjahr 2007 eine auf 0,50 € je Stammaktie erhöhte Dividende zu beschließen (2006: 0,40 €).

Wir sind fest entschlossen, diesen Erfolg im laufenden Geschäftsjahr 2008 – trotz vermutlich schwierigerer wirtschaftlicher Rahmenbedingungen – fortzusetzen. Unser Haus ist gut aufgestellt, unser Geschäftsmodell verfügt über die richtigen Strukturen, Produkte und – last but not least – Menschen, um unsere Marktstellung weiter auszubauen. Die Einbettung in eine europäische Bankengruppe wird uns im zusammenwachsenden Europa zusätzliche Schubkräfte verleihen.

»Man muss es so einrichten, dass einem das Ziel entgegenkommt«. So hat es Theodor Fontane ausgedrückt. Wir haben dies so verstanden, dass der Erfolg nicht einfach von alleine zu einem kommt, sondern dass man ihn vielmehr durch eigenes Handeln, frühzeitiges Erkennen und aktive Nutzung von Chancen bei Beachtung der Risiken und eine intelligente Organisation einladen muss. Und wir haben einiges dafür getan, dass uns unsere Ziele und unsere Erfolge ein gutes Stück weit entgegenkommen.

Ganz bewusst wollen wir Erfolg nicht nur in Euro messen und Ziele nicht nur an Ertragspotenzialen ausrichten. Wir haben uns daher mit der Integrity Charter ein verbindliches Regelwerk für unser Verhalten im Umgang miteinander sowie mit Kunden, Lieferanten, Investoren und den Städten und Gemeinden, in denen wir tätig sind,

gegeben. Wir wollen mit diesem Instrument auch unsere ethischen Ziele und Prinzipien umsetzen. Und wir wollen die Gesellschaft, in der wir tätig sind, an unserem Erfolg teilhaben lassen. Deshalb legen wir Wert auf gesellschaftliches Engagement und wollen als verantwortungsbewusstes Mitglied der Gemeinschaft wahrgenommen werden. Ich bin davon überzeugt, dass wir auch mit diesem Verhalten »unseren Zielen entgegenkommen«. Denn nur auf einer breiten, ganzheitlichen und allgemein akzeptierten Basis lässt sich ökonomischer Erfolg erreichen. Unser Haus ist gut gerüstet, auch zukünftig den Erfolg in all seinen Dimensionen zu realisieren – auch wenn wir erwarten, dass wir im Geschäftsjahr 2008 voraussichtlich mit höheren volkswirtschaftlichen Risiken weltweit und auch in Deutschland rechnen müssen.



Mit freundlichen Grüßen

Ihr
Wolfgang Sprißler

Ergebnisse nach Divisionen im Überblick

Alle Divisionen leisteten 2007 ihren Beitrag zur Verbesserung des operativen Ergebnisses im Vergleich zum Vorjahr. Zum einen stiegen die Erträge; zum anderen gelang es uns in allen Divisionen, kosteneffizient zu arbeiten.

Das Ergebnis vor Steuern stieg im Vergleich zum Vorjahr insgesamt um 83,1%. Hier die Ergebnisse im Detail:

- Privat- und Geschäftskunden – zur Ergebnissteigerung trug ein leichter Anstieg der operativen Erträge bei; es gelang uns außerdem, den Verwaltungsaufwand um 3,3% zu senken. Die Cost-Income-Ratio verbesserte sich um 4,1 Prozentpunkte auf 78,6%.
- Wealth Management – Anstieg der bereinigten operativen Erträge um 10,5% auf der Grundlage deutlich gewachsener Zins- und Provisionserträge. Der Verwaltungsaufwand erhöhte sich geringfügig; die Cost-Income-Ratio verbesserte sich spürbar um 5,4 Prozentpunkte auf 59,6%.
- Firmen- & Kommerzielle Immobilienkunden – deutlicher Anstieg der operativen Erträge (+3,1%), bei leicht rückläufigem Verwaltungsaufwand. Die Cost-Income-Ratio betrug 37,0%. Unsere ohnehin sehr erfolgreiche Subdivision Firmenkunden erwirtschaftete noch höhere Erträge als im Vorjahr; außerdem erhöhte sich in der Subdivision Kommerzielle Immobilienkunden nach einer Ertragsstabilisierung das operative Ergebnis um rund 3%.
- Markets & Investment Banking – die operativen Erträge stiegen trotz der Finanzmarktturbulenzen im zweiten Halbjahr leicht um 1,4% bei leicht rückläufigem Verwaltungsaufwand (–0,4%). Die Cost-Income-Ratio konnte um einen Prozentpunkt auf 51,0% gesenkt werden.

Die Division Global Banking Services leistete durch effizientes Kostenmanagement einen bedeutsamen Beitrag zur Steigerung der Profitabilität der HVB Group. Dazu trugen zum einen die elektronisch gesteuerte Einkaufsplattform, zum anderen Einsparungen in den Back-Office-Bereichen Payments und Security Services sowie in der Informationstechnik bei.

Wichtige Kennzahlen nach Divisionen[1]

in Mio €	PRIVAT- UND GESCHÄFTSKUNDEN	WEALTH MANAGEMENT[3]	FIRMEN- & KOMMERZIELLE IMMOBILIENKUNDEN	MARKETS & INVESTMENT BANKING
Operative Erträge				
2007	1761	483	1474	2179
2006	1732	437	1430	2148
Verwaltungsaufwand				
2007	–1385	–288	–546	–1112
2006	–1432	–284	–548	–1116
Operatives Ergebnis				
2007	376	195	928	1067
2006	300	153	882	1032
Ergebnis vor Steuern				
2007	264	207	761	1572
2006	111	143	604	886
Cost-Income-Ratio[2] in %				
2007	78,6	59,6	37,0	51,0
2006	82,7	65,0	38,3	52,0

1 Für detaillierte Angaben, siehe Note 27 »Erfolgsrechnung nach Divisionen«.
2 Gemessen an den operativen Erträgen.
3 Erfolgsrechnung der Division Wealth Management um »Entkonsolidierungseffekte« adjustiert, weitere Informationen hierzu siehe Note 27 »Erfolgsrechnung nach Divisionen« im Konzernabschluss dieses Geschäftsberichts.

Division Privat- und Geschäftskunden

Dauerhafte Struktur für weiteres Wachstum

Mit der im Jahr 2006 erfolgten Divisionalisierung der Bank wurde eine dauerhafte Struktur für Wachstum geschaffen. Im Geschäftsjahr 2007 konnte ein weiterer entscheidender Schritt in Richtung Trendumkehr im deutschen Retailgeschäft erreicht werden.

Privat- und Geschäftskunden: Standorte in Deutschland


68
27
25
19
14
22
9
25
8
8
8
12
10
9
373

Geschäftsstellen nach Bundesländern

BUNDESLAND	31.12.2007	%
Baden-Württemberg	25	3,9
Bayern	373	58,6
Berlin	8	1,2
Brandenburg	8	1,2
Hamburg	27	4,2
Hessen	14	2,2
Mecklenburg-Vorpommern	8	1,3
Niedersachsen	25	3,9
Nordrhein-Westfalen	19	3,0
Rheinland-Pfalz	22	3,5
Saarland	9	1,4
Sachsen	10	1,6
Sachsen-Anhalt	12	1,9
Schleswig-Holstein	68	10,7
Thüringen	9	1,4
Gesamt	**637**	**100,0**

FOKUS AUF KUNDENZUFRIEDENHEIT UND KUNDENNÄHE

Für unsere neuen, homogen strukturierten Kundengruppen sind wir in der Lage, ein bedarfsgerechtes Produkt- und Serviceangebot als Basis für langfristige Kundenzufriedenheit bereitzustellen, sowie die Effizienz in der Produktion und Abwicklung deutlich zu steigern. In die Division Privat- und Geschäftskunden (PuG) wurde das Kundensegment Geschäftskunden voll integriert; hierzu zählen alle Kunden mit einem jährlichen Umsatz von bis zu 3 Mio €. Dies geht einher mit einer Stärkung der Filialbank und erreicht für unser Segment Geschäftskunden und Freie Berufe noch größere Kundennähe, sowie die ganzheitliche Betreuung der betrieblichen und privaten Bedarfsprofile aus einer Hand. Gleichzeitig behielten wir die erfolgreichen Betreuungsmodelle für die Geschäftskunden in Form von standardisierten Angeboten über den Vertriebsweg Telefon, sowie individualisierte Lösungen vor Ort bei. Unsere Spezialisierung auf die Zielgruppe Heilberufe konnten wir auch in 2007 signifikant ausweiten.

SOLIDE ERGEBNISENTWICKLUNG IN DER DIVISION PUG

Im Jahr 2007 erreichten wir ein operatives Ergebnis vor Risikovorsorge in Höhe von 376 Mio € und konnten somit einen guten Beitrag zum Gesamtergebnis der HVB leisten. Die operativen Erträge konnten um 1,7% gesteigert werden, der Verwaltungsaufwand reduzierte sich um 3,3%. Das Ergebnis vor Steuern hat sich mehr als verdoppelt und betrug 264 Mio € (für weitere Finanzinformationen siehe das Kapitel Financial Review sowie die Segmentberichterstattung in den Notes des Konzernabschlusses).

WEITERENTWICKLUNG DES GESCHÄFTSMODELLS BEIM SEGMENT PRIVATKUNDEN

Durch die Neugestaltung des ganzheitlichen Beratungsansatzes »HVB BasisDialog« konnten wir das Segment Privatkunden einen wesentlichen Schritt nach vorn bringen. Seit Anfang 2007 ist eine schlankere, stärker fokussierte und automatisierte Version dieses Finanzplanungstools im Einsatz. Das »HVB WillkommensKonto« etablierte sich als eines der führenden Girokonto-Angebote in Deutschland. Inzwischen konnten wir Vertriebskooperationen vereinbaren und wurden mehrfach ausgezeichnet (unter anderem durch Börse Online, CHIP und GELDidee). Darüber hinaus haben wir das HVB-Servicemodell für den deutschen Markt in zwei wesentlichen Untersegmenten erweitert:
Das »HVB WillkommensKonto Start« richtet sich speziell an Schüler, Studenten und Auszubildende zwischen 18 und 30 Jahren. An eine noch jüngere Zielgruppe richtet sich das »HVB KidsKonto«.

Im Produktfeld Verbraucherfinanzierung wurde der »HVB Sofortkredit« in »HVB KomfortKredit« umbenannt. Dieses neue Produkt entspricht den spezifischen Bedürfnissen unserer Kunden im mittleren Privatkundensegment und bietet bei vertragsgerechter Rückzahlung echte geldwerte Vorteile, wie z. B. die Rückerstattung des Zinsanteils der Januar-Rate.

Kunden türkischer Herkunft profitieren seit 2007 von unserer Kooperation mit »YapiKredi«. So bieten wir bilinguale Bankdienstleistungen in mehreren deutschen Städten unter einem Dach an. Zwölf HVB-Filialen verfügen mittlerweile über separate Beratungsecken (»Yapi-Corners«) für türkischsprachige Kunden. Zugleich wurden die drei bereits bestehenden Filialen von »YapiKredi« in das Filialnetz der HVB integriert. Unser neues Angebot stößt auf große Resonanz, denn über die Konten der HypoVereinsbank können nun auch Online-Überweisungen in die Türkei zu einem günstigen Preis getätigt werden.

Darüber hinaus haben wir unsere Vertriebsplattform im Neukundengeschäft durch ein innovatives Beratungskonzept erweitert: Der »Kundenbetreuer New Business« betreut gezielt jene Kunden, die nur über ein einziges Produkt mit uns in Geschäftsverbindung stehen, und konzentriert sich speziell auf Cross-Selling sowie auf die Neukundengewinnung.

[illegible] Geschäftskunden

HOHE BERATUNGSQUALITÄT IM SEGMENT PRIVATE BANKING

Im Jahr 2007 haben wir im Segment Private Banking die Beratungstools »HVB VermögensDialog« und »HVB PremiumDialog« überarbeitet und damit unser ganzheitliches Beratungskonzept weiter verbessert. Der Kundenmonitor Deutschland, der seit vielen Jahren die Kundenorientierung von Unternehmen misst, hat die HVB daraufhin für ihre hohe Beratungsqualität im Kapitalanlagegeschäft ausgezeichnet.

Die bereits sehr guten Ergebnisse in diesem Segment wurden durch die Entwicklung weiterer innovativer Produkte noch erhöht. Im Bereich der Altersvorsorge bieten wir unseren Kunden mit der »HVB AktivRente« die Sicherheit einer Beitragsgarantie sowie die Chance auf eine attraktive Rendite. Dieses Produkt ist erst seit dem vierten Quartal 2007 erhältlich und erreichte bereits in den ersten drei Monaten einen Absatz von knapp 220 Mio €.

Äußerst positiv hat sich auch der Absatz unserer Anlagezertifikate entwickelt. Die besten Ergebnisse erzielten unsere beiden Topseller »HVB 6% Zins Ass« (500 Mio €) und »Express Zertifikat« (300 Mio €).
Im Fondsbereich verzeichnete das Produkt »US Life 3« (80 Mio €) einen großen Absatzerfolg.

SEGMENT GESCHÄFTSKUNDEN & FREIE BERUFE ÜBERZEUGT DURCH PROFESSIONELLEN SERVICE

Im Segment Geschäftskunden & Freie Berufe – hierzu zählen alle Kunden mit einem jährlichen Umsatz von bis zu 3 Mio € – haben wir die Qualitätsoffensive »HVB BusinessClass« gestartet. Im Mittelpunkt steht die ganzheitliche Betreuung unserer Geschäftskunden in allen betrieblichen und privaten Belangen. Unterstützt wird diese Offensive durch einen systematischen und IT-gestützten Beratungsdialog. Unter der Bezeichnung »HVB BusinessDialog« stellen wir dabei die betrieblichen und persönlichen Ziele und Wünsche unserer Kunden in den Mittelpunkt. Als weiteres Leistungsmerkmal integriert »HVB BusinessDialog« die Bilanzdaten des betreffenden Unternehmens in unsere Finanzanalyse. Dadurch können wir den Finanzierungsbedarf für weiteres Wachstum sorgfältig ermitteln und passgenau unterstützen.

Das »HVB WillkommensKonto Business« ergänzt seit dem abgelaufenen Geschäftsjahr unsere Produktpalette bei Geschäftskonten. Der besondere Vorteil bei diesem Konto ist die flexible Konditionengestaltung, die sich nach der Höhe der privaten und geschäftlichen Finanzanlagen richtet, die der Kunde (oder seine Familie) bei der HVB insgesamt unterhält. Um sich diesen Vorteil zu sichern, benötigt unser Kunde kein separates Einlagenkonto.

SPEZIALISIERTES GESCHÄFTSMODELL FUR HEILBERUFE

Im Jahr 2007 haben wir unser spezialisiertes Geschäftsmodell für die Zielgruppe Heilberufe erweitert. Die HVB verfügt in diesem Segment über erfahrene Branchenexperten, die sich in allen Fragen rund um den Gesundheitsmarkt kontinuierlich weiterbilden. Der Kunde wird von seinem Berater zeitnah über das aktuelle Marktgeschehen und die neuesten Innovationen am Wachstumsmarkt Healthcare informiert. Der aktive und intensive Beratungsansatz garantiert eine kompetente Begleitung im gesamten »Lebenszyklus«. So decken wir alle Finanzbedarfsfelder umfassend ab – von der Gründungsphase (zum Beispiel Finanzierung einer Arztpraxis) bis hin zu einer möglichen Expansion (zum Beispiel durch die Übernahme einer zweiten Praxis).



ALTERNATIVE VERTRIEBSWEGE MIT ERWEITERTER DIENSTLEISTUNGSPALETTE

Es ist uns gelungen, unseren Vorsprung im Online-Convenience-Bereich weiter auszubauen. Alle Basisprodukte können nunmehr kundenfreundlich und kostensparend auch online vertraglich abgeschlossen werden. So stellen wir eine nachhaltige Unterstützung des stationären Vertriebs in der Neukundengewinnung und im Cross-Selling sicher. Außerdem erfolgte eine Ausweitung der Dienstleistungspalette im Internetbanking (z.B. die Erfassung und Änderung von Freistellungsaufträgen) zwecks Steigerung der Kundenzufriedenheit und Verbesserung der Kundenbindung.

KUNDENZUFRIEDENHEIT IM MITTELPUNKT BEI ALLEN KUNDENSEGMENTEN

Wir messen die Kundenzufriedenheit in den Filialen regelmäßig: Unsere Vertriebsmitarbeiter werden unter anderem auch nach den Ergebnissen aus diesen Umfragen incentiviert. So konnten wir den Kundenzufriedenheitsindex TRI*M für die Division PuG 2007 um 3 Punkte auf 64 verbessern. Dies ist das sichtbare Ergebnis aus der Motivation und Schulung unseres Vertriebs wie auch aus der erfolgreichen Einführung von kundenorientierten Beratungstools, die den Dialog zwischen Kunde und Bank verbessern und effizient gestalten. Dazu trug auch der Ausbau des Qualitätsmanagements und Kundendialogs bei. Damit sind wir im Geschäftsjahr 2007 unserem Ziel, Marktführer bei der Kundenzufriedenheit zu werden, ein gutes Stück nähergekommen.

NEUKUNDENGEWINNUNG WEITER VORANGETRIEBEN

Das Angebot eines einzigartigen Kontopaketes auf dem Markt hat es uns ermöglicht, 2007 knapp eine halbe Million Privat- und Geschäftskunden für unsere Kontopakete unter der Marke HVB WillkommensKonto zu gewinnen. Auch Produkte wie die »HVB KombiAnlage« oder das »HVB Immobiliendarlehen in Schweizer Franken« trugen zum Erfolg bei. Auf Grund der konsequent geführten Beratungsgespräche und der daraus generierten Produktabsätze weisen diese Produkte bereits jetzt eine hohe Cross-Selling-Quote und einen überdurchschnittlich hohen Ertrag auf. Diesen Beratungsansatz werden wir 2008 konsequent fortsetzen.

Fokussiertes Segmentwachstum im Privat- und Geschäftskundengeschäft

Kundensegment	Strategien
Privatkunden	• Fokus auf attraktive Kundengruppen • Vereinfachte Produktpalette • Verstärkte Neukundengewinnung
Private Banking	• Verstärkter Einsatz von Produkten mit Kapitalgarantie • Systematischer Ausbau des Kundenkontakts
Geschäftskunden	• Fokus auf Anlagebedarf • Vereinfachung der Kreditprozesse



WERTPAPIERGESCHÄFT VERZEICHNET GUTE ZUWÄCHSE
Das Wertpapiergeschäft konnte die Wachstumsdynamik des Vorjahres verstärkt fortsetzen. Mit über 7% Ertragswachstum war das Geschäft auch 2007 einer der Wachstumsmotoren der Division. Dabei konnten alle Produktfelder deutlich zulegen. Besonders dynamisches Wachstum verzeichnete das Geschäft mit strukturierten Produkten mit einem Bruttoabsatz von über 2,8 Mrd €. Vor allem sicherheitsorientierte Zertifikate und strukturierte Anleihen erfreuten sich großer Beliebtheit und trugen signifikant zum Wachstum bei.

UNICREDIT CONSUMER FINANCING (EHEMALS CLARIMA) IN DEUTSCHLAND
Mit Gründung der deutschen Niederlassung der UniCredit Consumer Financing (UC Fin.) wird die Marktstellung der UniCredit Gruppe im deutschen Konsumentenkreditgeschäft mit Unterstützung der HVB sukzessive ausgebaut. Hierbei setzt die UC Fin. auf neue Produkte und Absatzwege.

Im Einzelnen ist die UC Fin. seit dem letzten Jahr als Produktlieferant für alle neuen Kreditkartenverkäufe der HVB an Privatpersonen, einschließlich der Übernahme des Kreditrisikos, verantwortlich. Neben der Übernahme und Weiterentwicklung der Absatzfinanzierung unterstützt die UC Fin. unsere Neukundengewinnung durch systematisches Cross-Selling. Dies gilt für alle direkt durch die UC Fin. gewonnenen Kunden.

Die Division PuG gewinnt mit UC Fin. die Unterstützung des erfolgreichen Verbraucherkredit-Spezialisten der UniCredit Gruppe. In Italien ist die UC Fin. Marktführer bei Privatkrediten, zählt zu den Top 3 im Kreditkartensegment und weist ein zweistelliges Wachstum in der Absatzfinanzierung auf. PuG will mit ihrer Unterstützung den erfolgreichen Kurs auch 2008 fortsetzen.

ERFOLGREICHE ENTWICKLUNG DES VERSICHERUNGSGESCHÄFTS
Das Versicherungsgeschäft verzeichnete mit einem Erlöswachstum von nahezu 11% im Bereich Lebens- und Rentenversicherungen eine sehr erfreuliche Entwicklung. Einen der Schwerpunkte bildeten dabei die staatlich geförderten Riester-Produkte mit einem Zuwachs des Abschlussvolumens von über 8%. Sehr gut bei unseren Kunden angekommen ist das zum 1. Oktober 2007 eingeführte innovative Anlagekonzept für die Altersvorsorge, die HVB AktivRente. Diese ist auch als staatlich geförderte Riester-Variante erhältlich.

Für das Segment Geschäftskunden wurde das Portfolio der Versicherungsprodukte an den Bedürfnissen der Kunden ausgerichtet. Insgesamt ist es gelungen, den Vertrieb von Versicherungsprodukten in die Breite der einzelnen Segmente zu bringen und damit die Provisionseinnahmen entsprechend nachhaltig zu steigern.

HOHER ERGEBNISBEITRAG DURCH EINLAGENGESCHÄFT
Das Einlagengeschäft gehörte auch 2007 zu den größten Ertragsquellen der Division. Durch eine konsequente Konditionenpolitik konnte der Zinskonditionenbeitrag Passiv nochmals deutlich um fast 6,5% gesteigert werden. Dabei wurde gleichzeitig die Einlagenqualität als Garant für zukünftige Erträge verbessert. Das im November 2005 neu eingeführte Produkt HVB KomfortSparen konnte bis 2007 ein Volumen von 730 Mio € aus 420000 Konten generieren. Davon werden ca. 95% regelmäßig bespart.

IMMOBILIENFINANZIERUNG FÖRDERT DAS CROSS-SELLING
Die Immobilienfinanzierung ist nach wie vor ein Kernprodukt im Geschäft mit Privat- und Geschäftskunden. Es wurde die Strategie fortgesetzt, den Fokus auf risikoarmes und profitables Geschäft zu legen. Speziell hier war der Markt gekennzeichnet von einem hohen Wettbewerb und entsprechend starkem Margendruck. Trotz dieses schwierigen Marktumfeldes konnte 2007 ein zufriedenstellendes Neugeschäft abgeschlossen werden. Bei den Neuabschlüssen konnte auch die Cross-Selling-Quote gesteigert werden; es wurden sowohl die Erträge der einzelnen Kundenverbindungen als auch die Kundenbindung erhöht.

ELECTRONIC BANKING UND CASH MANAGEMENT WEITER AUSGEBAUT

Die HVB konnte das Electronic-Banking- und Cash-Management-Geschäft mit Kunden im Jahr 2007 deutlich ausbauen. So stiegen die Kundenzahlungen im Inland auf 390 Mio Posten (+ 7% gegenüber Vorjahr) und im Ausland auf 1,3 Mio Posten (+ 16% gegenüber Vorjahr). Die Bruttobeiträge im Zahlungsverkehr konnten um knapp 2% gesteigert werden. Damit konnten wir die Ertragssituation trotz sinkender Margen in diesem Geschäft gegen den Markttrend verbessern.

AUSBLICK: WEITERE OPTIMIERUNG DES BERATUNGSKONZEPTS

Im Jahr 2007 wurde ein neues Vertriebskonzept für unsere Kunden mit ihren unterschiedlichen Beratungsbedürfnissen entwickelt und konsequent umgesetzt, um das Angebot unseres Vertriebs weiter zu vergrößern und zu optimieren. 2008 wollen wir auf dieser Grundlage die Erträge steigern und auch unsere Kosteneffizienz weiter verbessern. Dies bildet auch die Grundlage zur Erreichung unseres ambitionierten 3-Jahres-Planes. Die Eckpunkte sind eine optimierte Beratung durch konsequente Zuordnung der Kunden, Erweiterung unserer Vertriebsoberfläche und eine Aktivierung von passiven Kunden durch ein neuartiges Betreuungskonzept. Außerdem werden wir in die Aus- und Weiterbildung unserer Mitarbeiter weiter investieren.

Das »HVB WillkommensKonto« gehört zu den führenden Girokonto-Angeboten in Deutschland. Die Finanzzeitschrift Börse Online untersuchte die Top-Ten Filialgirokonten nach Kriterien wie kostenlosem Bargeldzugang, hohen Haben- und niedrigen Sollzinsen. Unser WillkommensKonto schnitt als insgesamt bestes ab. Ebenfalls ausgezeichnet wurden wir beim Kontentest des Magazins GELDidee. Wir waren Testsieger in der Kategorie Überregionale Banken.

Die Computerzeitschrift CHIP testete 20 Online-Banken hinsichtlich Sicherheit und Service. Die HypoVereinsbank wurde dafür ausgezeichnet, dass sie im Rahmen ihres WillkommensKontos zugleich das günstigste Online-Konto anbietet. Das Preis-Leitungsverhältnis dieses multifunktionalen Kontos wurde als sehr gut beurteilt.

Der Kundenmonitor Deutschland untersucht seit 1992 auf jährlicher Basis Kundenzufriedenheit, Qualität der Kundenbeziehung und deren Auswirkung auf die Kundenbindung. Im Branchen Benchmark-Vergleich der Banken und Sparkassen schnitt die HypoVereinsbank als bestes Finanzinstitut hinsichtlich der Qualität der fachlichen Beratung ab.

Die HypoVereinsbank gehört zu den Top-Emittenten strukturierter Anlageprodukte in Deutschland und ist seit 2004 Gründungsmitglied des Derivate Forums. Unsere Zertifikate haben in den letzten Jahren eine Vielzahl von Preisen gewonnen. Im Berichtsjahr wurden wir unter anderem von ZertifikateJournal, Die Welt, Welt am Sonntag und Scoach als bester Emittent für Express-Zertifikate ausgezeichnet. Auch beim Zertifikate-Preis von FOCUS-MONEY belegten wir mit unseren Express-Zertifikaten sowie in der Kategorie konservative Strategiezertifikate jeweils den ersten Platz.

Division Wealth Management

Ganzheitlicher Beratungsansatz und innovative Vertriebswege

Trotz des schwierigen Marktumfelds konnten wir das Geschäftsergebnis deutlich verbessern. Dazu haben unser integriertes Geschäftsmodell und die hohe Kundenzufriedenheit maßgeblich beigetragen.

Wealth Management: Standorte in Deutschland


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Geschäftsstellen nach Bundesländern

BUNDESLAND	31.12.2007	%
Baden-Württemberg	4	7,8
Bayern	24	47,0
Berlin	1	2,0
Hamburg	2	3,9
Hessen	3	5,9
Niedersachsen	1	2,0
Nordrhein-Westfalen	4	7,8
Rheinland-Pfalz	4	7,8
Saarland	1	2,0
Sachsen	3	5,9
Sachsen-Anhalt	1	2,0
Schleswig-Holstein	3	5,9
Gesamt	**51**	**100,0**

NACHHALTIGES ERTRAGSWACHSTUM

Die Division Wealth Management betreut insgesamt 76 Mrd € Kundengelder. Sie besteht aus dem HVB Wealth Management (WEM), der DAB Bank, der Wealth Management Capital Holding (WealthCap) und der HVB Luxembourg Private Banking.

Die Strategie der Division zielt darauf ab, vermögende Kunden entsprechend ihrer Anforderungen an »die Bank ihrer Wahl« bedarfsgerecht zu bedienen:

- So bietet WEM an 44 Standorten und in 7 Repräsentanzen im Bundesgebiet ganzheitliche, individuelle und persönliche Beratung an.
- Die DAB Bank ist führender Anbieter im Direct Brokerage und Marktführer in Deutschland als Tradingplattform für unabhängige Vermögensverwalter.
- Die Wealth Management Capital Holding strukturiert und emittiert anspruchsvolle Beteiligungsprodukte, die exklusiv auf die Wealth Management Zielgruppe zugeschnitten sind.
- HVB Luxembourg Private Banking bietet Kunden attraktive Lösungen am Standort Luxembourg.

ERGEBNISENTWICKLUNG IN DER DIVISION WEALTH MANAGEMENT

Das Anlageverhalten war geprägt durch die Krise des amerikanischen Hypothekenbankensektors (Subprime-Crisis). Das mangelnde Vertrauen der Kunden in das aktuelle Kapitalmarktumfeld führte zu einer deutlichen Erhöhung der Cash-Positionen. Trotz des schwierigen Marktumfeldes konnte die Division ein Ergebnis vor Steuern von 207 Mio € zum Gesamtergebnis der HypoVereinsbank beisteuern. Bereinigt um einen Einmalertrag von rund 17 Mio € durch den Verkauf der FMS-Bank summiert sich das Ergebnis vor Steuern auf 190 Mio €. Dies entspricht einer Steigerung von 33% gegenüber dem Vorjahr. In diesem Ergebnis sind keine Asset-Management-Aktivitäten der Activest Gruppe mehr enthalten, die im Jahr 2006 an Pioneer Investments verkauft wurde und mit Wirkung zum 1. Juli 2006 aus dem Konsolidierungskreis ausschied.

Auf Basis der um die Entkonsolidierung adjustierten Erfolgsrechnung des Vorjahres stiegen die operativen Divisionserträge 2007 gegenüber dem Vorjahr um 10,5% auf 483 Mio €. Sowohl der Zinsüberschuss mit einer Ausweitung um 8,9% als auch der Provisionsüberschuss mit einem Zuwachs von 8,3% entwickelten sich gegenüber dem Vorjahr dynamisch. Der operative Verwaltungsaufwand blieb mit einem Anstieg von 1,4% unter dem Inflationsniveau, obwohl die Division deutlich in den Aufbau und die Qualifizierung von Mitarbeitern und eine im Marktvergleich attraktivere Vergütung investierte. Die Kostensenkungen konnten mit Unterstützung der Division Global Banking Services vor allem im Bereich IT, Back-Office und Infrastruktur/Logistik realisiert werden. Die Cost-Income-Ratio liegt jetzt bei 59,6% – eine Verbesserung um 5,4 Prozentpunkte (für weitere Finanzinformationen siehe das Kapitel »Financial Review« sowie die Segmentberichterstattung in den Notes des Konzernabschlusses).

HVB WEALTH MANAGEMENT: DER WEG ZUR QUALITÄTSFÜHRERSCHAFT

HVB Wealth Management (WEM) bietet ganzheitliche, individuelle und kompetente Beratung für Kunden bzw. Kundenverbünde mit einem liquiden Vermögen von mehr als 500 000 €, und das Family Office betreut Familienverbünde mit komplexen Vermögen von mehr als 30 Mio €. In Deutschland steigt der Anteil der vermögenden Bevölkerungsschichten am Gesamtvermögen kontinuierlich. Von dieser Entwicklung und der jährlichen Wachstumsdynamik des Marktes von ca. 6% profitiert das HVB Wealth Management. Die Gelder in der Vermögensverwaltung konnten gegenüber dem Vorjahr um 25,8% auf 2,5 Mrd € aufgebaut werden. Attraktive Produkte der Tochter Wealth Management Capital Holding halfen, Neukunden für WEM zu gewinnen.

WEM strebt die Qualitätsführerschaft im deutschen Markt an. Das strategische Ziel ist es, wohlhabende Menschen durch ein umfangreiches Beratungsangebot, attraktive unabhängige Produkte und einen hervorragenden Kundenservice von den Dienstleistungen von WEM zu überzeugen und den Marktanteil im wettbewerbsintensiven Wealth-Management-Umfeld zu erhöhen. Mehrere Auszeichnungen unabhängiger



Instanzen im vergangenen Jahr bestätigen, dass das Unternehmen nur anderthalb Jahre nach Gründung der Division auf dem richtigen Weg ist:

- FOCUS-MONEY und n-tv vergaben nach Testkäufen die Bestnote »sehr gut«.
- Beim Wettbewerbsvergleich der Fuchs-Briefe erreichte die WEM in drei Risikoklassen den zweiten Platz in der Kategorie »Top-Portfoliomanagement«.
- Die Musterportfolien wurden zum wiederholten Male vom Institut für Vermögensaufbau/firstfive für ein »ausgezeichnetes Risiko-Rendite-Verhältnis« mit fünf Sternen bewertet.
- Das Deutsche Institut für Service-Qualität (DISQ) kürte das aktive Vermögensmanagement zum Gesamtsieger.

Im Schwerpunktprogramm »Drive for Excellence« wurde 2007 das zukünftige WEM-Geschäftsmodell konkretisiert:

- Der ganzheitliche Beratungsansatz wurde weiter ausgestaltet und in bedarfsspezifische Gesprächsmodule (WEMDialoge) untergliedert, die ein systematisches Vorgehen bei der Erarbeitung individueller Lösungen ermöglichen. Die Vorgabe des neu definierten Geschäftsmodells ist es, mindestens zwei persönliche Beratungstermine pro Kundenverbund durchzuführen.
- Mit dem Risk-Return-Analyzer verfügt HVB Wealth Management über ein hervorragendes Instrument, um die Depots der Kunden hinsichtlich Rendite-Risiko-Abgleich zu optimieren. Damit kann den Kunden aufgezeigt werden, ob ihr persönliches Depot effizient strukturiert ist oder in Bezug auf das Rendite-Risikoverhältnis optimiert werden sollte.
- Die neu entwickelte Vermögensverwaltung First Mandat ist MiFID-konform und wurde im Hinblick auf die ab 2009 geltende Abgeltungssteuer auf Kapitalerträge optimiert.
- Mit dem FirstKonto wurde ein attraktives Produktbündel aus kostenlosem Girokonto, Premium-Kreditkarte und attraktiver Einlagenverzinsung geschaffen.
- Durch den Aufbau eines exklusiv für das Wealth Management arbeitenden Kreditbereiches wurden der Service und die Bearbeitungszeiten bei Kreditanträgen deutlich verbessert.
- Zudem etablierte WEM ein eigenes Beschwerdemanagement zur professionellen Bearbeitung von Kundenbeschwerden mit zielgruppenadäquaten Servicestandards.

WEM 2008: ORGANISCHES WACHSTUM

Für weiteres organisches Wachstum wurde im Berichtsjahr ein wichtiger Grundstein gelegt: Mit neuen Standorten in Nordrhein-Westfalen (Essen, Münster), Niedersachsen (Bielefeld) und in Freising nördlich von München verfügt WEM nun über ein Vertriebsnetz aus 44 Standorten und 7 weiteren Repräsentanzen. Fast 90% der Zielkunden in Deutschland können innerhalb einer Stunde Fahrzeit erreicht und damit ohne großen Aufwand persönlich betreut werden. Mit dieser flächendeckenden Präsenz in allen Regionen mit hoher Zielgruppendichte und der dadurch sichergestellten Kundennähe hebt sich WEM klar von vielen Hauptwettbewerbern ab. Außerdem wird die Anzahl der Kundenbetreuer im Jahr 2008 um ein Viertel erhöht. Damit können weitere Neukunden gewonnen, der Kundenbestand besser bearbeitet sowie die durchgängige Erreichbarkeit und unverzügliche Abwicklung von Kundenaufträgen an allen Standorten sichergestellt werden.

Das Jahr 2008 steht unter dem Zeichen der Abgeltungssteuer, die ab 2009 Kursgewinne auf Wertpapiere pauschal mit 25% besteuern wird und zu einer Abschaffung der Spekulationsfrist führt. Viele Investoren werden in diesem Jahr ihre Portfolien daher möglichst langfristig ausrichten wollen, um auf Umschichtungen und die Realisierung von Kursgewinnen vorerst verzichten zu können. Außerdem bietet sich die Chance, Kunden dahingehend zu beraten, aus Einzeltiteln in abgeltungssteueroptimierte Produkte, wie die Vermögensverwaltung First Mandat, zu wechseln. Diese Chancen wird das HVB Wealth Management konsequent nutzen.

Der strategische Fokus im neuen Jahr ist darauf ausgerichtet, den Anteil regelmäßig wiederkehrender Erträge an den Gesamterträgen zu erhöhen, um dadurch unabhängiger von Transaktionserlösen und einem unsicheren Kapitalmarktumfeld zu sein. Aus diesem Grund gehören der weitere Ausbau der Vermögensverwaltung und die Umschichtung von Kundengeldern in attraktive Fondsprodukte zu den wesentlichen Geschäftszielen. Mit einer neuen deutschsprachigen Repräsentanz in Zürich wurden unsere Standorte um einen wichtigen Marktplatz erweitert.

Die wichtigste Kundenveranstaltung 2008 wird Ende Mai das einzige Profi-Damengolfturnier der European Tour in Deutschland sein, die HypoVereinsbank Ladies German Open. HVB Wealth Management tritt hier als Titelsponsor auf und baut damit parallel zu dem ebenfalls neuen Hauptsponsoring des Deutschen Golfverbandes seine führende Rolle in der als Zielgruppe wichtigen Golf-Community weiter aus.



DAB BANK: MARKTFÜHRER IM WERTPAPIERGESCHÄFT

Im vergangenen Geschäftsjahr erreichte die DAB Bank zum fünften Mal in Folge ein Rekordergebnis. Äußerst positiv wirkten sich die volatilen Märkte auf die Handelsfreudigkeit der Anleger aus. Konzernweit wickelte die Gruppe 11,5 Millionen Transaktionen ab. Dies bedeutet ein Plus von 5,7 Prozent gegenüber dem Vorjahr. Dieses Ergebnis zeigt, dass der Unternehmenserfolg der DAB Bank, die selbst nicht im Subprime-Bereich engagiert ist, zu keiner Zeit von der Finanzkrise negativ beeinflusst wurde.

Nach verwaltetem Kundenvermögen, Depotzahl und Zahl der Transaktionen ist die DAB Bank schon heute die Direktbank Nummer eins im Wertpapiergeschäft in Deutschland und Österreich. Mit dem Fokus auf das Wertpapiergeschäft bietet die DAB Bank allen Kundengruppen ein größtmögliches und unabhängiges Produktspektrum. Dabei werden seit dem vergangenen Geschäftsjahr die Ausgabeaufschläge aller im Privatkundenbereich angebotenen 7000 Fonds ausnahmslos mit mindestens 50 Prozent rabattiert. Weitaus höhere Rabatte bietet die DAB Bank auf die 30 beliebtesten Fonds der Bestsellerliste sowie äußerst wettbewerbsstarke Tagesgeldkonditionen. Mit der Akquisition der Mehrheit an der SRQ FinanzPartner AG, einer der am schnellsten wachsenden Vermögensberatungen in Deutschland, ist die DAB Bank seit Ende 2006 auch im Wachstumsmarkt der Finanzberatung hervorragend positioniert.

2008 wird sich die DAB Bank noch stärker auf ihr Kerngeschäft konzentrieren. Während sich Wettbewerber immer breiter aufstellen, bleibt die DAB Bank klar auf das Wertpapiergeschäft fokussiert. Produkte wie das Girokonto oder Zinsangebote runden das Portfolio ab. Ihr Zweck ist es, die DAB Bank für den aktiven Wertpapieranleger noch attraktiver zu machen.

Die WEM-Kernkompetenzen orientieren sich am Kundenanspruch

Ganzheitliche, individuelle Beratung

Kundensicht des eigenen Wohlstands

Persönliche Ziele und Wünsche für sich und nachfolgende Generationen

- **Liquides Vermögen** sichern und ausbauen
- **Immobilieninvestitionen** wirtschaftlich gestalten
- **Vorsorge** für Wohlstandsrisiken treffen
- **Balancierte Liquiditäts- und Finanzierungslage**

Kernkompetenzen HVB WEM

Grundlage: Leistungsstarke Basisprodukte (Zahlungsverkehr und Einlagen)

- Ganzheitliche Beratung in modularer Form
- Vermögensverwaltung für Delegierer
- Active Advisory für Beratungssuchende
- Immobilienmanagement
- Vorsorgemanagement
- Finanzierungsmanagement
- Nachfolgemanagement

WEALTH MANAGEMENT CAPITAL HOLDING: ERFOLGREICHE PLATZIERUNG IN ATTRAKTIVEN ASSETKLASSEN
2007 war für die Wealth Management Capital Holding GmbH (WealthCap) ein erfolgreiches erstes Jahr seit Zusammenführung der drei Initiatoren geschlossener Fonds im HVB-Konzern (H.F.S., HFF und Blue Capital). Im ersten Halbjahr konnte WealthCap die zwei Immobilienfonds Metro Amerika und HFS 10 mit Investitionen in den USA und Deutschland ausplatzieren. Parallel dazu wurde die Produktschiene Private Equity um zwei Fonds erweitert. Auch die beiden Lebensversicherungsfonds Life Britannia 1 und Life US 3, die zum einen in britische Kapitallebensversicherungen und zum anderen in US-Risikolebensversicherungspolicen investieren, wurden erfolgreich platziert. Mit dem Infrastructure 1, einem Infrastruktur-Dachfonds, der auch Co-Investments ermöglicht, hat WealthCap seit Herbst 2007 eine neue Assetklasse besetzt, die auch zukünftig das bereits breite Produktangebot weiter abrunden wird.

Alles in allem konnte WealthCap 2007 mit einem platzierten Eigenkapital von ca. 339 Mio €, einem Investitionsvolumen von ca. 572 Mio € und mehr als 15000 neuen Anlegern ihre Position als einer der größten Initiatoren für geschlossene Fonds in Deutschland weiter festigen. Im Handel am Zweitmarkt konnte das Vorjahresergebnis deutlich übertroffen werden. Mit ca. 112 Mio. € vermitteltem Zweitmarktvolumen bei mehr als 2800 Transaktionen belegt die WealthCap auch in diesem Marktsegment eine Spitzenposition.

Insgesamt wurde bisher ein Investitionsvolumen von ca. 9,7 Mrd € emittiert. Hiermit und mit den aktuell ca. 152000 betreuten Anlegern kann WealthCap ihre Position unter den größten Initiatoren geschlossener Fonds weiter ausbauen. Für 2008 sind neben der Auflage neuer Private Equity-Fonds zum Jahresanfang die Fortsetzung der Produktserie im Bereich der geschlossenen Immobilienfonds sowie die Erweiterung der Angebotspalette um einen Flugzeug-Leasingfonds geplant.

HVB LUXEMBOURG PRIVATE BANKING: FOKUS AUF ABSICHERUNGSSTRATEGIEN UND NEUKUNDENGEWINNUNG
Das Geschäft mit vermögenden Privatkunden in Luxemburg wurde im Verlauf des Jahres wesentlich von der Entwicklung der Märkte beeinflusst. Es wurden mehr Zertifikate mit Absicherungsstrategien nachgefragt. Die Bereitschaft der Kunden zum Investment in Produkte mit Verwaltungsmandaten hat weiter zugenommen, nicht zuletzt durch die in den letzten Jahren im Wettbewerbsvergleich überdurchschnittliche Performance.

Der Bereich Insurance Management hat sich mit 17% Volumenswachstum überdurchschnittlich entwickelt. Durch die erfolgreiche Kooperation mit WEM Deutschland konnte über das innovative TermFix-Produkt der verstärkten Nachfrage der deutschen Kunden nach Gestaltung von Vorsorge und Vermögensübergang Rechnung getragen werden. Die 2007 erhaltene europäische Zulassung zum unabhängigen Versicherungsmakler ermöglicht uns in Zukunft den EU-weiten Vertrieb von Versicherungen.

Die Steigerung des Einlagenvolumens um 9% unterstützte die positive Ertragsentwicklung. Diese Faktoren und die konsequente Ausnutzung der Marktchancen führte insbesondere in der Vermögensverwaltung zu einer deutlichen Ertragssteigerung im Vorjahresvergleich (+13%), auch wenn zugleich ein leichter Abfluss von Kundengeldern festzustellen war. Auch das Leistungsspektrum unserer Tochtergesellschaft FamilyTrust Management Europe S.A. wurde verstärkt nachgefragt. Es wurden Kapitalgesellschaften zur Bündelung von länderübergreifenden Vermögenswerten gegründet. Darüber hinaus wurden verstärkt Family Office Dienstleistungen in Anspruch genommen.



Im Jahr 2008 wird die Gewinnung von Neukunden den primären Fokus unserer Aktivitäten bilden. Die innovativen Produkte der Bank und eine intensive Zusammenarbeit mit dem Netzwerk des Konzerns werden zum Wachstum beitragen. Die neu gegründete Einheit »Group sales coordination« wird die Kundenbetreuer des Konzerns beim Vertrieb dieser Luxemburger Produkte aktiv unterstützen. Das nach wie vor stabile und flexible regulatorische Umfeld in Luxemburg ist ein weiterer Garant für kontinuierliches Wachstum dieses Geschäftsbereiches.

Wealth Management unterscheidet sechs Kundenzielgruppen; davon sind zwei Teil eines gemeinsamen Betreuungsmodells / Kooperation mit Firmenkunden (FKI)

Kundenzielgruppe		Produktportfolio
Family-Office-Kunden	Institutionell	• Individuelles Vermögensmanagement für sehr wohlhabende Familien (Geldanlage und Finanzierung)
Vermögende Privatkunden	Individuell	• Ganzheitliches Angebot an Wealth-Management- Produkten und -Dienstleistungen (mit Schwerpunkt auf Geldanlage)
Freie Berufe / GK	Individuell	• Ganzheitliches Angebot an Wealth-Management-Produkten und -Dienstleistungen (Geldanlage und Finanzierung)
Private Stiftungen inkl. private Asset-Management-Gesellschaften	Institutionell	• Professionelles Portfoliomanagement
■ Unternehmer mit Bankverbindung zur Firmenkundendivision	Individuell	• Gesamtes Angebot an Wealth-Management-Produkten und -Dienstleistungen (Geldanlage und Finanzierung)
■ Firmenkunden (öffentliche Körperschaften)	Institutionell	• Spezifische Asset-Management-Produkte und -Dienstleistungen / Professionelles Portfoliomanagement

□ Kunden voll nach Wealth Management allokiert
■ Ertragsteilung (Kunden teilweise zu Wealth Management geschlüsselt)

Division Firmen- & Kommerzielle Immobilienkunden

Ein erfolgreiches Jahr der regionalen Expansion und Kundengewinnung

Regionale Expansion und verstärkte Kundengewinnung gehörten zu den Erfolgen des Geschäftsjahres 2007. Dank innovativer Produkte und intensiver Mitarbeiterschulung gelang es uns, unser Dienstleistungsangebot signifikant zu verbessern und unsere Kunden verstärkt grenzübergreifend zu begleiten.

Firmenkunden: Standorte in Deutschland


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Geschäftsstellen nach Bundesländern		
BUNDESLAND	**31.12.2007**	**%**
Baden-Württemberg	9	9,3
Bayern	43	44,3
Berlin	1	1,0
Brandenburg	1	1,0
Hamburg	6	6,2
Hessen	3	3,1
Mecklenburg-Vorpommern	2	2,1
Niedersachsen	6	6,2
Nordrhein-Westfalen	8	8,2
Rheinland-Pfalz	1	1,0
Saarland	1	1,0
Sachsen	3	3,1
Sachsen-Anhalt	2	2,1
Schleswig-Holstein	9	9,3
Thüringen	2	2,1
Gesamt	**97**	**100,0**



WACHSTUMSSTRATEGIE ERZEUGT POSITIVE ERGEBNISSE

Das Geschäftsumfeld für unsere Division Firmen- & Kommerzielle Immobilienkunden (FKI) war im Berichtsjahr insgesamt positiv. Deutschland gehörte 2007 nach wie vor zu den größten Exportnationen der Welt. Diese Entwicklung wird auch von steigenden grenzüberschreitenden Direktinvestitionen begleitet und ist Ausdruck der Internationalisierung von Produktion und Unternehmen.

Davon konnte die HVB überdurchschnittlich, vor allem auf Grund ihrer Expertise im Außenhandels- und Cash-Managementgeschäft sowie im Liquiditäts- und Finanzrisikomanagement bei Anlage-, Zins- und Währungsprodukten, profitieren.

Auch der Turnaround im Geschäft mit kommerziellen Immobilienkunden trug in dem für dieses Segment nach wie vor schwierigen Geschäftsjahr 2007 erste Früchte. Das Ziel der Ertragsstabilisierung über die Kompensation von Portfolio-Abschmelzungen durch profitables, das Portfolio weiter optimierendes Neugeschäft sowie eine Intensivierung des Cross-Selling wurde erreicht. Die Erfolge im kommerziellen Immobiliengeschäft, vor allem im zweiten Halbjahr 2007, basieren auf einem beschleunigten und rentablen Wachstum. Das Geschäft mit Derivaten konnte deutlich gesteigert werden. Und von der Zusammenlegung im Strukturierten Finanzierungsbereich profitierte FKI insgesamt; größere Transaktionen konnten gewonnen und zeitnah abgewickelt werden. Die Risikoposition blieb nach der Bereinigung des Portfolios im Jahr 2006 unter dem Vorjahreswert.

Die Ergebnissituation in der Division macht deutlich, dass die Wachstumsstrategie, die seit September 2006 mit dem Programm »GO – Growth Opportunities« forciert wird, greift. Zu dieser Wachstumsstrategie gehört auch die Expansion im Westen Deutschlands: Fünf neue Standorte (Heilbronn, Reutlingen, Ravensburg, Aachen, Siegen) wurden seit Dezember 2006 eröffnet. Insgesamt konnten über 10 000 Neukunden gewonnen werden. Zudem erhöhte die Division die Vertriebskapazität um 50 Mitarbeiter.

ERGEBNISENTWICKLUNG IN DER DIVISION FKI

Die Division FKI erwirtschaftete im Geschäftsjahr 2007 einen operativen Ertrag in Höhe von 1 474 Mio € und konnte damit ein operatives Ergebnis vor Kreditrisikovorsorge in Höhe von 928 Mio € erzielen. Mit einem Ergebnis vor Steuern von 761 Mio € liefert die Division damit einen erheblichen Beitrag zum Konzernergebnis der HVB Group (25,7%). Die gegenüber 2006 um solide 3,1% verbesserten operativen Erträge sind auf einen höheren Zinsüberschuss (+2,4%) und einen sehr zufriedenstellenden Aufwärtstrend beim Provisionsüberschuss (+2,8%) zurückzuführen. Die Verwaltungsaufwendungen mit 546 Mio € sind gegenüber dem Vorjahr leicht zurückgegangen (–0,4%). Ein Rückgang mit 122 Mio € (–46%) ist bei der Kreditrisikovorsorge zu verzeichnen.

Die Division Firmen- & Kommerzielle Immobilienkunden erreichte in 2007 eine Cost-Income-Ratio von 37%, was die Benchmark im deutschen Firmenkundengeschäft darstellt (für weitere Informationen siehe das Kapitel »Financial Review« sowie die Segmentberichterstattung in den Notes des Konzernabschlusses).

Bemerkenswert ist, dass dieses Ergebnis trotz eines im zweiten Halbjahr etwas eingetrübten Geschäftsumfeldes auf Grund makroökonomischer Rahmenbedingungen und angesichts der Verspannungen auf den Kredit- und Kapitalmärkten erzielt werden konnte. Zudem hatte sich auch 2007 der Wettbewerb im klassischen Firmenkundengeschäft verschärft, noch dazu vor dem Hintergrund des bis ins zweite Quartal eher stagnierenden Kreditvolumens.

INNOVATIVE PRODUKTE UND SERVICEVERBESSERUNGEN

Besonders nachgefragt wurden Produkte aus der Business-Line Global Financial Services (GFS), insbesondere im Cash Management und eBusiness sowie in der Liquiditäts- und Investmentberatung, im Finanzrisikomanagement und im Bereich der strukturierten Finanzierung. Gerade hier und im Außenhandelsgeschäft gilt es aber, im Jahr 2008 die Potenziale noch besser auszuschöpfen.

Durch zielgenaue Schulung der Mitarbeiter, eine neue Marktdatenbank und die Verbesserung der Beratungs- und Analysetools konnten wir den individuellen Zuschnitt von Produktlösungen und den strategischen Dialog mit den Kunden weiter ausbauen. Der Einsatz dieser Tools beim Kunden bewirkte auch die zukunftsorientierte Optimierung des betrieblichen Netto-Umlaufvermögens sowie die Berechnung des dem Cashflow angemessenen Verschuldungsgrades.

Ein wichtiger Erfolgsfaktor ist nach wie vor die Branchenexpertise. Sie optimiert unser Risikomanagement und vertieft unser Verständnis des Kundenbedarfs. Zu diesem Zwecke haben wir zwei sehr umfangreiche Branchenstudien über die Hochleistungsbranche Automobilzulieferer sowie über die Marktperspektiven bei erneuerbaren Energien erstellen lassen. 2007 bündelten wir unsere Aktivitäten im Bereich Erneuerbare Energien in eigenen Kompetenzzentren.

Zusammenfassend lässt sich feststellen, dass das Grundprinzip des Geschäftsmodells auf drei Säulen basiert: Spezialisierung durch Kundensegmentierung, zunehmende Internationalisierung von Prozessen und Produkten und verstärkte Kundennähe. Eine klare Kundenzuordnung auf der Grundlage unterschiedlicher, an den jeweiligen Bedarfen ausgerichteten Service-Modelle ist dabei die Hauptantriebskraft für den Erfolg. Eines der größten Wachstumspotenziale bildet der direkte Zugang zu den international tätigen Kunden.

CROSS-BORDER-GESCHÄFT MIT WACHSENDEN POTENZIALEN

Mehr als die Hälfte der rund 75000 betreuten Kunden in der Division FKI – in den drei Heimatmärkten der UniCredit Group sind es insgesamt rund 2400000 – sind international aktiv. Entweder haben sie bereits im Ausland investiert oder sie sind auf internationalen Märkten tätig, bzw. sie nutzen in ihrem Tagesgeschäft Produkte wie den internationalen Zahlungsverkehr und Trade Finance.

Diese Tendenz spiegelt sich nicht nur in der Geschäftsstrategie der Division wider. Für Deutschland bedeutet das, dass das Cross-Border-Geschäft weiter ausgebaut wird: Nahezu 5000 deutsche HVB-Kunden wurden 2007 in unseren Kernmärkten Italien, Österreich und CEE-Länder begleitet. Dies entspricht einer beachtenswerten Steigerung von über 30%. Darüber hinaus investierte eine steigende Anzahl von mittelständischen Unternehmen 2007 zum ersten Mal in den östlich gelegenen Nachbarländern oder startete Erweiterungsinvestitionen. Gründe hierfür waren die verbesserten ökonomischen Rahmenbedingungen in Deutschland und die weiterhin starken Wachstumsraten in Osteuropa. Besonders nachgefragt waren Produkte wie Kontoeröffnungen, integrierte Cash Management-Lösungen und einfache Zugänge zu Leasing und Factoring-Dienstleistungen. Mit dem neuen »Cross Border Plus Credit« konnte ein noch schnellerer Zugang für Tochtergesellschaften unserer Kunden zu einer unserer Netzwerk-Banken eingeführt werden.

Einen weiteren Nutzen für das Cross-Border-Geschäft brachte das im Berichtsjahr weiter gewachsene Netzwerk der UniCredit Gruppe, insbesondere in Italien (durch die Übernahme von Capitalia), der Ukraine und in Kasachstan. Die meisten lokalen Zusammenschlüsse der CEE-Schwesterbanken und deren Rebranding unter dem UniCredit-Logo konnten bis Jahresende vollzogen werden.

AUSBLICK: STÄRKERE FOKUSSIERUNG AUF KUNDENSEGMENTE

Die Division FKI rechnet damit, dass 2008 die Unsicherheiten und Verspannungen auf den internationalen Kredit- und Kapitalmärkten unverändert nachwirken und eine deutliche Verteuerung des Faktors Liquidität und eine kritischere Kreditvergabe das Marktgeschehen prägen werden. Auch die Basel II-Erfordernisse werden im Jahr 2008 in vollem Umfang gelten und das Kundengeschäft beeinflussen. Es ist davon auszugehen, dass dies wieder zu einer risikoadäquateren Margenentwicklung führen wird. Für den kommerziellen Immobilienmarkt muss mit einem leichten Anstieg auf dem Büromarkt und mit einem Rückgang der Leerstände gerechnet werden. Insgesamt wird die Wohnungsmarktentwicklung von uns als gut eingeschätzt – wenn auch regional sehr unterschiedlich.



Um diesen Marktherausforderungen zu begegnen, startet die Division FKI in das neue Geschäftsjahr 2008 in einer neuen Aufbauorganisation, die mit ihrem Zuschnitt noch fokussierter den unterschiedlichen Bedürfnissen und Herausforderungen unserer Kundensegmente Rechnung trägt. Wir haben auf Grund ähnlicher Produkte und Prozesse die Großkunden mit dem Kommerziellen Immobiliengeschäft sowie die Segmente gehobender Mittelstand, Mittelstand und Öffentliche Kunden in jeweils zwei Vertriebskanälen gebündelt. Neben diesen beiden Vertriebssträngen steht Global Shipping als eine eigene Branchenvertriebs- und Produktorganisation mit Stützpunkten an den wichtigen Schiffsfinanzierungs-Plätzen. Gleichzeitig haben wir durch die Neuorganisation der Holding der Corporate Division das Fundament für eine europäische Firmenkundenbank geschaffen, um den Erwartungen unserer mehrheitlich international ausgerichteten Kunden besser gerecht zu werden.

Unser Firmenkundengeschäft richtet sich an fünf Kundensegmente, die mit maßgeschneiderten Produkten und Dienstleistungen bedient werden.

Kundensegment	Produktangebot
Großkunden Umsatz >250 Mio €	• Ganzheitliches Spektrum an Produkten & Tools • Schwerpunkte: Internationales Geschäft und Investment-Banking-Produkte
Gehobener Mittelstand Umsatz 15–250 Mio €	• Tool-basierte Analyse und Beratungsinstrumente • Schwerpunkte: Internationales Geschäft, strukturierte Finanzierungen und Derivate
Mittelstand Umsatz 3–15 Mio €	• Finanzierung • Cash Management • Außenhandel • Derivate
Öffentliche Kunden	• Strukturierte Produkte, insbesondere PPP • Derivate • Asset-Management-Produkte
Kommerzielle Immobilienkunden	• Klassische Objektfinanzierung einschließlich Zinssicherung • Strukturierte Finanzierungen und Syndizierung • Portfoliotransaktionen • Immobilien M&A

Division Markets & Investment Banking

Kompetenzzentrum für Kapitalmarkt- und Investment Banking-Services

Die Division Markets & Investment Banking (MIB) hat die Herausforderungen der zweiten Hälfte des Geschäftsjahres 2007 gut verkraftet. Dank des breit diversifizierten Portfolios und des klaren regionalen Fokus erreichte MIB insgesamt ein solides Finanzergebnis. Zwei wesentliche Gründe hierfür sind das diversifizierte Portfolio sowie der klare regionale Fokus.

MIB: BREIT DIVERSIFIZIERTES GESCHÄFTSMODELL

MIB ist ein integraler Bestandteil der UniCredit Gruppe. Auf Grund der Konzentration auf wichtige Kernmärkte und -aktivitäten verfügen wir über ein breit diversifiziertes Geschäftsmodell, das uns einen Wettbewerbsvorsprung verschafft. Wir fokussieren auf Produktinnovationen, die bei unseren Kunden stark nachgefragt werden.

Die Division Markets & Investment Banking konnte im abgelaufenen Geschäftsjahr 2007 – aufbauend auf die neu etablierte Organisationsstruktur – sowohl wichtige strategische Weichenstellungen in einzelnen Geschäftsfeldern vornehmen als auch eine Reihe von Integrationsinitiativen erfolgreich umsetzen.

Die Investment Banking-Plattform der UniCredit Banca Mobiliare (UBM) wurde inzwischen in die HVB integriert. Dies ist im Einklang mit der Strategie der UniCredit Gruppe, nämlich die HVB in München, als Kompetenzzentrum für die Investment Banking-Aktivitäten des Konzerns, mit folgenden Zielen anzusiedeln: Optimierung der Corporate Governance, Aufbau einer kritischen Masse in verschiedenen Segmenten sowie einer maßgeschneiderten operativen Infrastruktur. Wir haben damit einen wesentlichen Meilenstein in der Neuorganisation unseres Investment Banking-Geschäfts erreicht.

Markets & Investment Banking: Operative Standorte weltweit


LONDON
DUBLIN
LUXEMBURG
PARIS
MADRID
NEW YORK
TOKIO
HONGKONG
SINGAPUR
ZÜRICH
MAILAND
MÜNCHEN
ATHEN
SYDNEY

MIB besteht aus
fünf Organisationseinheiten:

- Der Bereich Markets umfasst Handels-, Strukturierungs- und Vertriebsaktivitäten.
- Der Bereich Investment Banking verbindet das Coverage- und Origination-Geschäft; zu diesem Bereich zählen auch Financing und Loan Syndication.
- Principal Investments ist das globale Kompetenzzentrum für Eigenanlagen in alternative Assets.
- Der Chief Operating Officer (COO) verantwortet alle zentralisierten Support-Funktionen.
- Der Bereich Market & Credit Risks verantwortet das Management des Credit-Risk-Underwritings und der Marktrisiken. Außerdem ist er für Risk Reporting sowie für die Verwaltung der Sicherheiten im Rahmen des Collateral Management zuständig.

2007: SOLIDE PERFORMANCE TROTZ WIDRIGER MARKTBEDINGUNGEN

Das erste vollständige Geschäftsjahr der im Juli 2006 gegründeten HVB-Division MIB fiel unterschiedlich aus: Während in der ersten Jahreshälfte 2007 noch eine äußerst positive Marktentwicklung vorherrschte, kam es in der zweiten Jahreshälfte zu heftigen Turbulenzen an den globalen Finanzmärkten.

Im ersten Halbjahr 2007 verzeichneten wir entlang aller Ertragslinien hohe Zuwächse gegenüber dem sehr guten Ergebnis aus dem Vergleichszeitraum des Vorjahres. Dass wir Rekordergebnisse vermelden konnten – so lag das Ergebnis vor Steuern fast doppelt so hoch wie im Vorjahr –, ist teilweise auch den Gewinnen aus der Veräußerung der Indexchange Investment AG sowie der Zusammenführung des Investment Banking-Geschäfts der italienischen UBM in die Division MIB zurückzuführen. Im zweiten Halbjahr veränderte sich jedoch die Marktlage grundlegend: Mehrere Bereiche der Kapitalmärkte wurden von heftigen Turbulenzen erschüttert. Es kam zu einer erhöhten Volatilität, rückläufigen Handelsumsätzen in bestimmten Segmenten und hohen Abschreibungen auf Anlagepositionen im Investment Banking-Geschäft.

Die Krise an den globalen Kreditmärkten beeinträchtigte auch unsere Performance im Structured Credit-Geschäft. Gleichwohl erzielte MIB in allen anderen wichtigen Geschäftsfeldern gute Ergebnisse. Dies betrifft insbesondere die Einheiten Fixed Income, Currencies & Commodities (FICC), Equities, Financing und Principal Investments, in denen einige Einheiten eine Hedging-Funktion ausüben konnten.

MIB erwirtschaftete im ersten Halbjahr 2007 operative Erträge in Höhe von 1719 Mio € und übertraf damit das Ergebnis aus dem Vergleichszeitraum 2006 um 580 Mio € (50,9%). Hierzu hat auch die Integration der Investment Banking-Plattform der UniCredit Banca Mobiliare (UBM) beigetragen, die zum 1. April 2007 wirksam wurde.

Im zweiten Halbjahr 2007 kam es auf Grund der Subprime-Krise in den USA zu heftigen Beeinträchtigungen der Marktlage – eine Ausnahmesituation, die in dieser Ausprägung schätzungsweise nur alle 15 Jahre vorkommt. Daraufhin verschoben sich insbesondere im vierten Quartal die Ertragsanteile: An die Stelle des Handelsergebnisses – hier schlugen die Bewertungen zu Marktpreisen zu Buche – rückten der Zins- und Provisionsüberschuss. Dies führte im zweiten Halbjahr zu einem deutlichen Rückgang der operativen Erträge um 73% gegenüber den ersten sechs Monaten von 2007.

Dennoch gelang es der Division, die operativen Erträge im Gesamtgeschäftsjahr 2007 um 31 Mio € (+1,4%) zu erhöhen. Angesichts des äußerst schwierigen Marktumfelds ist dies als ein sehr solides Ergebnis zu bewerten.

Dank stringenter Kostenkontrolle gelang es uns, den Verwaltungsaufwand im Berichtsjahr stabil zu halten: Mit 1112 Mio € gegenüber 1116 Mio € im Vorjahr waren die operativen Aufwendungen nahezu unverändert. Die Cost/Income-Ratio verbesserte sich leicht auf 51%. Das operative Ergebnis erhöhte sich um 3,4% auf 1067 Mio €.

Das Ergebnis vor Steuern für 2007 weist zwei wesentliche Einmaleffekte auf: Aus der Veräußerung der Indexchange vereinnahmten wir im ersten Quartal 2007 einen Gewinn in Höhe von 219 Mio €. Im vierten Quartal kamen noch einmal 259 Mio € aus dem Verkauf der Financial Markets Service Bank hinzu. Insgesamt erhöhte sich das Ergebnis vor Steuern im abgelaufenen Geschäftsjahr 2007 um 686 Mio € (+77%) auf 1572 Mio €.

MARKETS: KONSTANTE PERFORMANCE UND ZAHLREICHE AUSZEICHNUNGEN

Wesentliche Geschäftsfelder des Bereichs Markets sind FICC, Structured Derivatives, Equities und Structured Credit. Erklärtes Ziel ist es, in unseren Kernmärkten Deutschland, Österreich, Italien sowie in Zentral- und Osteuropa neue Geschäftspotenziale zu erschließen. Wir wollen unsere Position an den Kapitalmärkten entlang der gesamten Wertschöpfungskette ausbauen. Trotz schwieriger Marktbedingungen im dritten und vierten Quartal 2007 stellte dieser Bereich erneut seine Fähigkeit unter Beweis,



komplexe und kundenorientierte Mehrwertlösungen für eine globale Klientel zu entwickeln. Die Branchenauszeichnungen, die wir in unterschiedlichen Geschäftsfeldern gewannen, unterstreichen unsere Kompetenz.

ENTWICKLUNG BEDEUTENDER EINHEITEN IM BEREICH MARKETS

- Fixed Income, Currencies & Commodities (FICC) konnte sich im schwierigen Marktumfeld gut behaupten und erwirtschaftete im zweiten Halbjahr 2007 erneut einen sehr erfreulichen Ergebnisbeitrag. Einen Höhepunkt im Zinsmanagement-Geschäft markierte die erfolgreiche Emission des Hypotheken-Pfandbriefs Jumbo Nr. 12 im vergangenen November.
- Structured Derivatives verzeichnete ebenfalls eine positive Geschäftsentwicklung. Angetrieben durch unsere schnellen Produktentwicklungs- und Time-to-market-Zyklen für innovative Lösungen im Aktien- und Index-Bereich konnten wir unsere Wettbewerbsposition klar ausbauen. So gewannen wir zum zweiten Mal in Folge den ersten Platz in der Kategorie »Strukturierte Produkte« und wurden darüber hinaus vom Deutschen RISK-Magazin auch in den Kategorien »Derivate« und »Risikomanagement-Beratung« ausgezeichnet.

Operative Erträge 2007 (in Mio €)


1. Halbjahr
07
1719
2. Halbjahr
07
460

- Equities konnte das Geschäftsjahr 2007 trotz des unsicheren Marktumfelds in der zweiten Jahreshälfte erfolgreich abschließen. Wichtige Ergebnisbeiträge leisteten die herausragende Performance bei Equity Finance, das solide Institutional Sales-Geschäft sowie die äußerst zufriedenstellende Entwicklung der Provisionseinnahmen zum einen aus Brokerage, zum anderen aus der elektronischen Ausführung der Wertpapierorders in Zeiten hoher Volatilität und wachsender Handelsvolumina.
- Structured Credit war zunächst gut in das Geschäftsjahr 2007 gestartet. Der Wendepunkt kam mit dem Ausbruch der US-Subprime-Krise. Sie bewirkte in dieser Anlageklasse nach 15 wachstumsstarken Jahren umfassende Neubewertungen. Der Markt für forderungsbesicherte Wertpapiere (ABS) war bis zu diesem Zeitpunkt ein hochliquider Primär- und Sekundärmarkt, angetrieben von konstant hoher Nachfrage aus Finanzinstituten, Conduits Structured Investment Vehicles (SIV) und Geldmarktfonds. Die Subprime-Krise brachte diesen Markt fast zum Erliegen und sorgte für einen substanziellen Angebotsüberhang. Nach einer kurzen Atempause im Oktober weiteten sich die Spreads zum Jahresende erneut aus. In der Folge gerieten einige Investment- und Handelspositionen auf Grund von signifikanten Marktwertveränderungen unter Druck.
- Corporate Treasury Sales konnte das Profil der UniCredit Gruppe am Markt für Corporate Treasury-Produkte weiter ausbauen. Als Erfolgsgaranten erwiesen sich die nach Ländern breit diversifizierte Kundenbasis sowie die Palette von attraktiven Anlageklassen, die wir unseren Kunden anbieten konnten. Wir haben das Serviceangebot für unsere Bankkunden um eine Reihe neuer und innovativer Lösungen erweitert. Dies betraf vor allem das aktive Management von Chancen und Risiken. Um den immer höheren Anforderungen unserer Kunden zu genügen, haben wir den kundenspezifischen Ansatz intensiviert und die Beratungsleistungen bei Finanztransaktionen weiter verfeinert. Die Nachfrage der Unternehmen nach Zinsprodukten profitierte ganzjährig von der Straffungsneigung der EZB sowie der flachen Euro-Zinskurve. An vielen peripheren Märkten herrschten weiterhin ruhige und stabile Bedingungen. Hier konnten wir die Nachfrage unserer Kunden nach hochrentablen Anlagen erfüllen und verzeichneten deshalb in den betreffenden Währungen zahlreiche Transaktionen mit Derivaten. Durch die sehr gute Zusammenarbeit mit den Leverage Finance-Teams innerhalb unseres Investment Banking-Geschäfts ergaben sich Cross-Selling-Potenziale, die das Neugeschäft mit bedeutenden Firmenkunden vorantrieben. Dieser Transaktionsfluss unterstreicht den Erfolg der konzernweiten Kooperation innerhalb der Division Markets & Investment Banking. Denn die daraus resultierenden Synergieeffekte kommen allen beteiligten Organisationseinheiten zugute.

INVESTMENT BANKING: INSGESAMT ERFOLGREICH TROTZ SCHWIERIGER MARKTBEDINGUNGEN

Der Bereich Investment Banking (IB) konnte seine Zielvorgaben trotz der Herausforderungen in der zweiten Jahreshälfte erfüllen. Den Hauptanteil am Gesamtergebnis hatte erneut die Einheit Financing, die ein Rekordergebnis erreichte. Grundlagen unseres Erfolgs sind regionale Expertise, weit reichendes Transaktions-Know-how und ein hervorragender Zugang zu international agierenden Investoren – alles Vorteile, die insbesondere in einem schwierigen Marktumfeld zählen.

Darüber hinaus baute dieser Bereich im Geschäftsjahr 2007 seine M&A-Expertise an den relevanten Kernmärkten gezielt aus. Hierzu gehört auch, dass wir anerkannte Branchenexperten für unsere Teams gewinnen konnten. Unser Ziel ist es, bei grenzüberschreitenden Fusionen & Übernahmen in unseren Kernmärkten eine Spitzenposition einzunehmen.

DIE ENTWICKLUNG WICHTIGER EINHEITEN IM INVESTMENT BANKING

- Financing – bestehend aus den Produktlinien Übernahmefinanzierungen, Projektfinanzierungen, structured commodity finance und anderen strukturierten Transaktionen – steigerte die operativen Erträge und den Ergebnisbeitrag im Vergleich zum Vorjahr trotz der Finanzmarktturbulenzen im zweiten Halbjahr erheblich.
- Das Team Corporate Solutions stützte erfolgreich unser Corporate Relationship Network indem es erfolgreich einige Lead-Mandate an den Kredit- und Kapitalmärkten gewann. Dazu gehörten unter anderem Tognum und TUI in Deutschland sowie Barilla und Enel in Italien.
- Loan Syndication verlagerte Marktrisiken in Höhe von mehr als 15 Mrd € im Geschäftsjahr 2007 verteilt auf rund 160 Deals. Die Syndizierungen im Bereich Leveraged Finance erreichten im gleichen Berichtszeitraum die Rekordmarke von 37,8 Mrd €. Herausragende Transaktionen waren Pro-Sieben (6,9 Mrd €), Kion (3,7 Mrd €), Boots (17,4 Mrd €) und CBR (1,5 Mrd €). Das Volumen an globalen Projektfinanzierungen erhöhte sich um 22%. Vor diesem Hintergrund konnte das Team Project & Commodity Finance das Underwriting-Ergebnis auf 5,2 Mrd € verdoppeln mit ca. 21 Mandaten als Bookrunner. Trotz der herausfordernden Marktverhältnisse konnte MIB Loan Syndication


ProSiebenSat1
EUR 4,600,000,000
Holdco Facilities
EUR 3,904,000,000
Opco Facilities
KKR/Permira
MLA & Bookrunner
2007 Germany

Landmark Transaction Leveraged Finance

Als Mandated Lead Arranger, Bookrunner und Agent war MIB führend in der bisher größten deutschen Leveraged Buy-Out-Transaktion. Der Deal unterstreicht einmal mehr die starke Stellung von MIB im Leveraged-Buy-Out-Markt.


Global Renewable Energy Awards

Breeze III – Senior Debt Deal of the Year 2007

Das innovative Konzept der Breeze Transaktionen ist einzigartig im Bereich der strukturierten Anleihefinanzierung. Die Auszeichnung wurde zum zweiten Mal in Folge an die HVB vergeben und unterstreicht die unangefochtene Spitzenstellung von MIB in der Finanzierung erneuerbarer Energien über die Kapitalmärkte.


Deutsches
Risk
Rankings
2007

Deutscher Risk Award für Structured Products

Strukturierte Anlageprodukte sind ein Kerngeschäftsfeld von MIB. Unsere Kompetenz und Produkt-Strategie wird unterstrichen durch namhafte Auszeichnungen in Form des Zertifikate Awards, des FOCUS-MONEY Zertifikate-Preises sowie des Deutschen Risk Rankings. Mit engagierter Verbandsarbeit gestalten wir aktiv den Markt mit.



Award für Global Research

Die diesjährigen »Aktien Analysten Awards« der Börsenzeitung würdigten die Leistungen des HVB German Equity Research mit mehreren Spitzenplätzen und der Auszeichnung zum »Besten Researchhaus Deutschlands«. Daneben bestätigten diverse externe Rankings von AQ und dem Handelsblatt in Zusammenarbeit mit dem US Haus Starmine, dass die HVB qualitativ unverändert zu den führenden Wertpapierhäusern Deutschlands gehört.



die Target Levels noch unterbieten. Darüber hinaus konnte sich die UniCredit Gruppe im Bereich M&A-Finanzierungen einige bedeutende Konsortialführungen sichern. Zwei prominente Beispiele sind die Akquisition von Endesa durch ENEL (35 Mrd €) sowie von Oakley durch Luxottica (1,5 Mrd €).

KAPITALMÄRKTE: WICHTIGE MANDATE UND MARKTFÜHRERSCHAFT IN UNSEREN KERNMÄRKTEN

Debt Capital Markets (DCM) platzierte erneut zahlreiche Mandate im Markt mit ihrem Ankerprodukt Covered Bonds als Lead Manager, Lead Arranger oder Bookrunner. Syndizierte Anleihen aus Griechenland, Italien sowie der Europäischen Investitionsbank (einschließlich des Climate Awareness Bonds) setzten sich am Markt gut durch.

Structured New Issues ist der unangefochtene Marktführer bei maßgeschneiderten Anleihetransaktionen für Windparkportfolios. »Breeze Finance« wurde zu einem der führenden Markennamen bei diesen Transaktionen. Das Platzierungsvolumen von Breeze Finance beläuft sich bislang auf über 1 Mrd €. Das Euromoney Magazin und Ernst & Young zeichneten eine Breeze-Transaktion im Bereich Erneuerbare Energien zum zweiten Mal in Folge als »Senior Debt Deal of the Year« aus. Breeze Finance unterstreicht das Commitment der UniCredit Gruppe in Bezug auf Nachhaltigkeit.

Equity Capital Markets (ECM) konnte die erfolgreiche Entwicklung der letzten Jahre fortsetzen und gemessen an den Transaktionen seine Position unter den »Top Ten« der Bookrunner am deutschen Equity-Markt festigen. Neben dem Börsengang der POLIS Immobilien AG, die sich als erstes börsennotiertes Unternehmen ausschließlich dem Geschäft mit Gewerbeimmobilien widmet, begleiteten wir auch die erfolgreiche Kapitalerhöhung der Premiere AG, die sich durch ein innovatives Verfahren zur Kursfeststellung auszeichnete. Dieses so genannte »segregated price fixing mechanism« erfüllt selbstverständlich die Vorgaben des deutschen Transparenz- und Publizitätsgesetzes (TransPuG). Ein weiteres Highlight im Equity-linked Bereich war die gelungene Platzierung der TUI-Anleihe im Volumen von nahezu 700 Mio €.

2007 bekräftigten wir auch unsere Führungsrolle im italienischen ECM-Geschäft. Wir betreuten Börsengänge (zum Beispiel Damiani, Il Sole 24 Ore und D'Amico), Bezugsrechtsemissionen (darunter so prestigeträchtige Mandate wie Gemina und Credito Valtellinese) und entwickelten zeitnah marktgerechte Erstausgabepreise für Neuemissionen (Fastweb).

KUNDENORIENTIERTE REGIONALE COVERAGE

Die neue Ausrichtung der regionalen Investment Banken (IB) fokussiert stark auf die Bedürfnisse unserer Kunden. Unsere Regionen umfassen Deutschland, Italien, Österreich sowie die europäischen Emerging Markets und die USA. Frankreich, Spanien, die Schweiz und Großbritannien gelten als »Sub-Cluster«. Kundenzielgruppen außerhalb der Kernmärkte werden gesondert betreut; wir fokussieren vor allem auf aufstrebende global players – sowohl aus dem Corporates- als auch aus dem Finanzsektor.

Die Organisationsstruktur der IB Germany verbindet die Einheiten Coverage, Credit Analysis (Marktseite) und Corporate Finance Advisory. Ziel dieses Modells ist die Angleichung der regionalen IB Organisationseinheiten innerhalb der Division MIB.

PRINCIPAL INVESTMENTS – EIN NEUES GESCHÄFTSFELD

Mit Wirkung vom Juni 2007 wurde Principal Investments (PI) als drittes Geschäftsfeld innerhalb der Division MIB geschaffen. Principal Investments verantwortet die Eigenanlagen der UniCredit Gruppe in alternative Assets.

Das PI-Portfolio zeichnete sich im Geschäftsjahr 2007 durch eine sehr gute Performance aus. Anlagen in Private Equity, Hedge Fonds und Direktbeteiligungen gewährleisten ein breit diversifiziertes Portfolio.

GLOBAL RESEARCH: AUSGEPRÄGTE EXPERTISE IN KLAR DEFINIERTEN SEGMENTEN

UniCredit Global Research berät und unterstützt unsere Kunden bei der strategischen und taktischen Asset-Allokation, Wertpapierauswahl und dem Risikomanagement.
Wir verfügen in Europa sowohl an den Kernmärkten als auch an den Emerging Markets über eine herausragende Expertise. Dies trägt zum Führungsanspruch der UniCredit Gruppe als erste wahrhaft europäische Bank bei. Unser Global Research-Team erreichte im Berichtsjahr eine große Medienpräsenz und erlangte mehrere Auszeichnungen.

Unsere wesentlichen Research-Segmente im Überblick:

- Global Equity Research: Operative Einheiten sitzen in München, Mailand, Wien, London und in den Finanzzentren der europäischen Emerging Markets (EME). Das Team von UniCredit MIB Equity Research erstellt detaillierte Analysen zu fast 400 Unternehmen aus Deutschland, Italien, Österreich und den EME-Regionen. Durch unsere qualitativ hochwertige Research-Expertise erstellen wir anspruchsvolle und innovative Berichte zu Branchenthemen. Zu unseren regelmäßigen Publikationen gehören Länderberichte sowie Strategieberichte auf globaler Ebene und über die EME-Regionen.
- Global Credit Research: Im Vordergrund stehen der Euroraum und die europäischen Kreditmärkte, mit einem besonderen Fokus auf Deutschland, Österreich, Italien sowie Zentral- und Osteuropa. Wir berichten über Sektoren, Emittenten und Produkttypen an den Primär- und Sekundärmärkten. Unser Leistungsspektrum erstreckt sich darüber hinaus auf Einzelanalysen im Bereich strukturierte Finanzierungen. Wir prüfen die aufsichtsrechtlichen Vorschriften, die bei bestimmten Transaktionen zu beachten sind, und analysieren die Strukturen hybrider Finanzinstrumente. Unsere integrierte Credit Strategy deckt das gesamte Kredituniversum. Unsere aktive Coverage umfasst neue und innovative Instrumente sowie Beratungsleistungen für die kundenspezifische Portfolio-Optimierung.
- Global Economics & Fixed Income/FX Research: Unser Team analysiert und prognostiziert die makroökonomischen Entwicklungen sowie die Trends an den Fixed Income- und Devisenmärkten sowie im Commodity-Bereich in den G10-Staaten und wichtigen Schwellenländern. Im Euroraum sowie in der EEMEA-Region (Osteuropa, Naher & Mittlerer Osten, Afrika) verfügt UniCredit über eine herausragende Expertise. Erstklassige Analysen, topaktuelle quantitative Tools sowie innovative Handelsstrategien sind unsere Vorteile gegenüber den anderen Wettbewerbern. Wir vermitteln diese in unseren viel beachteten Publikationen und entwickeln auf dieser Basis maßgeschneiderte Produkte für unsere Kunden.
- Cross Asset Research: Im Mittelpunkt steht die Aufbereitung von Anlageempfehlungen an sämtlichen wichtigen Asset-Märkten. Darüber hinaus gestalten wir Modellportfolios, um unsere Kunden bei der strategischen und taktischen Asset-Allokation sowie beim Währungs-Overlay-Management zu unterstützen. Eine weitere Leistung sind quantitative Analysen der verschiedenen Anlageportfolios und Investment-Strategien unserer Kunden auf der Basis modernster mathematischer Methoden. Das quantitative Cross Asset Research analysiert Strategien für Passivmanagement und Asset-Allokation. Weitere Elemente sind die Risikobudgetierung unter Einsatz moderner Optimierungsansätze sowie die Szenarioentwicklung unter Anwendung stochastischer Modelle.

AUSBLICK

Die Division Markets & Investment Banking (MIB) steht im Jahr 2008 vor großen Herausforderungen innerhalb eines komplexen Marktumfelds. Kennzeichnend für dieses Umfeld ist die Notwendigkeit einer Normalisierung der Bedingungen an den Kreditmärkten und somit im Bereich Structured Credit. Insbesondere in den wachstumsstarken Segmenten wird der Wettbewerb um Marktanteile zunehmen. Die Rezessionsgefahren in den USA und Japan bergen makroökonomische Risiken und könnten in eine globale Konjunkturverlangsamung münden. Hiervon wären auch unsere Kernmärkte in Europa betroffen.

Unser Geschäftsmodell basiert auch in Zukunft auf den drei zentralen Eckpfeilern breite Diversifizierung, klarer regionaler Fokus und Konzentration auf unsere Kernkompetenzen. Sowohl in den Ländern Zentral- und Osteuropas als auch in mehreren Geschäftsfeldern – von Projektfinanzierungen und Fixed Income über Debt Capital Markets bis hin zu Structured Issues – erkennen wir erhebliche Wachstumspotenziale. Innerhalb von MIB wie auch für die gesamte UniCredit Gruppe bauen wir 2008 auf Erfolgsfaktoren wie das Tempo der Integration sowie die Verbesserung der divisionalen und konzernweiten Vertriebs- und Cross-Selling-Aktivitäten.

Durch die seit Jahresbeginn weiterhin vorhandene Unsicherheit an den Märkten verbunden mit der anhaltenden Verschlechterung der Credit Spreads bei einer noch größeren Anzahl von Anlagekategorien bleiben wir hinsichtlich eines Ausblicks für 2008 sehr vorsichtig.

Liquiditätsmanagement und Refinanzierung

Die Turbulenzen in den Märkten für Mortgage Backed Securities (MBS) in der zweiten Hälfte des Jahres 2007 und die erhöhten Aufschläge, die Investoren für unbesicherte Bankschuldverschreibungen seit der Ausbreitung der Subprime-Krise einfordern, erschweren auch deutschen Kreditinstituten den Zugang zu Kapital bzw. verteuern ihn erheblich. Die Situation der Pfandbriefemittenten unterscheidet sich jedoch maßgeblich von der anderer Finanzinstitute.
So haben diese Institute mit dem Pfandbrief jederzeit zu günstigen Konditionen Zugang zum Kapitalmarkt. Denn die besondere Sicherheit des Pfandbriefs und seine hohe Marktdurchdringung machen ihn auch in Krisenzeiten zu einer sicheren Anlage.
So haben sich seit August 2007 die Spreads bei Pfandbriefen nur unwesentlich geweitet.

Pfandbriefe weisen eine lange und beispiellos stabile Kredithistorie auf. Seit Inkrafttreten des Hypothekenbankgesetzes, des Vorläufers des Pfandbriefgesetzes, vor mehr als 100 Jahren, ist es noch nie zum Ausfall eines Pfandbriefs gekommen. Angesichts der im In- und Ausland anerkannten Bonität der Pfandbriefe können die Emittenten deshalb anders als bei MBS auch in schwierigen Zeiten Liquidität zu günstigen Konditionen aufnehmen.

Neben den so genannten Benchmark-Emissionen ab 1 Mrd € (auch Jumbo Pfandbriefe genannt) begeben Pfandbriefbanken in Deutschland zusätzlich in großem Umfang traditionelle Inhaberpfandbriefe und Namenspfandbriefe. Sie stoßen damit auf stetige und hohe Nachfrage bei Investoren im In- und Ausland. Dafür sorgen die feste Verwurzelung und langjährige Tradition des Pfandbriefs bei Abnehmern aus Versicherungen, Banken, Pensions- und Investmentfonds am deutschen Markt.

Allein in den Monaten August bis Dezember 2007 – dieser Zeitraum war auf Grund der Subprime-Krise von einer teilweise angespannten Liquiditätssituation im Interbankenmarkt geprägt – haben die Pfandbriefbanken mit traditionellen Inhaberpfandbriefen und Namenspapieren 41 Mrd € am Markt aufgenommen. Zusammen mit Jumbo Emissionen und Aufstockungen summieren sich die Emissionen auf 49 Mrd €. Bei anderen Refinanzierungsprodukten hingegen fanden in diesem Zeitraum teilweise keine Transaktionen statt. Dies dokumentiert die klare Überlegenheit der Pfandbriefe hinsichtlich Bonität und Ansehen im Markt.

Hinzu kommt die Tatsache, dass sich die Refinanzierungskosten für Pfandbriefe in diesem Zeitraum gegenüber den ersten sieben Monaten des Jahres 2007 kaum erhöhten. So wurden Pfandbriefe im Durchschnitt aller Laufzeiten weiter 10 Basispunkte unter EURIBOR gehandelt, während Verbriefungen und einige pfandbriefähnliche Produkte des Auslands (so genannte Covered Bonds) Ausweitungen von 40 bis 80 Basispunkten hinnehmen mussten (siehe auch die Grafik auf der nächsten Seite). Dabei ist zu befürchten, dass sich bei diesen Produkten auch künftig die Spreads auf einem höheren Niveau einpendeln werden, während bei deutschen Pfandbriefen mit einer Fortsetzung der stabilen Entwicklung zu rechnen ist.

Diese Stabilität ist das Ergebnis verschiedener Faktoren:

- der strengen gesetzlichen Qualitätsanforderungen,
- des disziplinierten und investorenfreundlichen Emissionsverhaltens der Pfandbriefbanken
- einer einzigartigen Markt- und Produktpflege durch die Emissionshäuser, die ihre Kräfte in einem gemeinsamen Verband bündeln, der sich an Gesetzgebungsvorhaben beteiligt und auf die Einhaltung hoher Qualitätsstandards achtet.
- Dies alles führt zu effizienten und transparenten Marktbedingungen.

Das Pfandbriefgesetz bietet Pfandbriefinvestoren ein engmaschig geknüpftes Sicherheitsnetz. Ausgangspunkt der gesetzlichen Grundlage für die Emission von Pfandbriefen ist das Prinzip des Anlegerschutzes. So dürfen nur Kreditinstitute, welche die strengen Anforderungen an eine gesetzlich genau definierte Pfandbrieflizenz erfüllen, Pfandbriefe begeben. Die ausstehenden Hypotheken-, Schiffs- und Öffentlichen Pfandbriefe müssen durch Hypo-

theken-, Staats- und Schiffskredite mindestens gleicher Höhe gedeckt sein. Diese so genannten Deckungswerte werden in ein so genanntes Deckungsstockregister eingetragen. Im Insolvenzfall eines Emittenten sind die Ansprüche der Pfandbriefgläubiger durch ein Vorrecht an den in den Deckungsregistern eingetragenen Deckungswerten privilegiert. Der Gläubigeranspruch ist im Insolvenzfall nämlich durch einen Vorrang auf die Deckungswerte abgesichert. Der Deckungsstock stellt somit ein eigenes, abgetrenntes Sondervermögen dar, zu dem nur die Pfandbriefinhaber Zugriff haben.

Das Pfandbriefgeschäft unterliegt der besonderen Aufsicht der Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin). Zusätzlich zur laufenden Aufsicht auf Basis des Kreditwesengesetzes überwacht eine eigene Pfandbriefabteilung der BaFin die Einhaltung der Bestimmungen des Pfandbriefgesetzes. Die Verpflichtung zur Veröffentlichung wichtiger Kennzahlen der Deckungsmassen im Quartalsturnus macht die Zusammensetzung der Deckungsmassen transparent und im Zeitablauf vergleichbar. Die durch das Pfandbriefgesetz bewirkte Standardisierung verleiht dem per Dezember 2007 rund 890 Mrd € schweren Pfandbriefmarkt eine Tiefe, die nur vom Markt für Staatsanleihen übertroffen wird.

Der Bestand an wohnwirtschaftlichen Deckungswerten aus den USA lag zum Zeitpunkt des Ausbrechens der Subprime-Krise bei 200 Mio € oder etwa 0,01% aller Deckungswerte der Hypothekenpfandbriefe. Die hohen Kreditstandards des Pfandbriefgesetzes verhindern, dass niedrige Kreditqualitäten ihren Weg in die Deckungsmassen der Pfandbriefemittenten finden können. Im Fall der Hypothekendarlehen sind nur 60% des nach konservativen Grundsätzen ermittelten Beleihungswertes der finanzierten Immobilien deckungsfähig und über den Pfandbrief refinanzierbar. Die Emittenten sind gesetzlich verpflichtet, bei der Gefahr von Preisverfällen zu überprüfen, ob der Wert der beliehenen Immobilien und Schiffe betroffen ist.

Im Fall von Staatsfinanzierungen sorgen strenge Auswahlkriterien für die nachhaltige Wertbeständigkeit der Deckungswerte. So können nur Forderungen gegen öffentliche Schuldner aus der Europäischen Union, den EWR-Staaten sowie den USA, Kanada, Japan und der Schweiz in Deckung genommen werden, wenn die staatliche Haftung unzweifelhaft besteht.

Fazit: Der Pfandbriefmarkt steht Emittenten auch in Zeiten von Verwerfungen im Finanzmarkt jederzeit offen. Die strengen Kreditmarktstandards des Pfandbriefgesetzes verhindern es, dass Subprime-Risiken den Weg in die Deckungsmassen finden – ein sicherer und liquider Markt.

Spreads von Covered Bonds (in Basispunkten)


40
30
20
10
0
–10
–20
30.6.2007
14.7.2007
28.7.2007
11.8.2007
25.8.2007
8.9.2007
22.9.2007
6.10.2007
20.10.2007
3.11.2007
17.11.2007
1.12.2007
15.12.2007
29.12.2007
12.1.2008
26.1.2008
UK Structured Covered Bonds
Spanische Cédulas
Irische ACS
Gesamtmarkt
Französische Covered Bonds
Öffentliche Pfandbriefe

Division Global Banking Services

Zentrales Dienstleistungszentrum

Bereits Anfang 2006 entstand die neue Division Global Banking Services (GBS). Sie vereint Dienstleistungen von zentraler Bedeutung für den geschäftlichen Erfolg. Zu den unter GBS subsumierten Services gehören Informationstechnik, Organisation, Einkauf, Logistik & Facility Management. Hinzu kommen Back Office-Funktionen für Kredit, Konto, Zahlungsverkehr und Wertpapierabwicklung.

KOSTENMANAGEMENT UBERTRIFFT ZIELE

Striktes Kostenmanagement gehörte zu den Antriebskräften unseres geschäftlichen Erfolgs in den letzten Jahren. 2005 startete die HVB das Prozess-Redesign und -Optimierungs-Programm (PRO), das im Berichtsjahr erfolgreich zum Abschluss kam. Über 500 Einzelmaßnahmen sind im Rahmen von PRO sowohl innerhalb der HVB AG als auch bei ihren Tochtergesellschaften durchgeführt worden. Wir konnten das Zielvolumen der vorgesehenen Einsparungen in Höhe von 280 Mio € sogar leicht übertreffen.

Insgesamt gelang es uns im Rahmen des HVB Cost Management Programms 2007 wieder, den Verwaltungsaufwand leicht zu senken auf 3576 Mio € (2006: 3695 Mio €). Diese Kostenreduzierung erzielten wir trotz Sonderfaktoren wie der Mehrwertsteuererhöhung und der Integration der UniCredit Banca Mobiliare (UBM) in unsere Division Markets & Investment Banking. Die Einsparungen betreffen alle wesentlichen Kostenarten.

Auch im Jahr 2008 werden wir ein stringentes Kosten- und Produktivitätsmanagement ausüben und somit die Profitabilität der HVB weiter steigern.

STRATEGIC SOURCING GERMANY

In der Einheit Strategic Sourcing Germany konnten weitreichende Einsparungen in zahlreichen Projekten der Bank erzielt werden. Damit konnte der Einkauf einen wertvollen Beitrag zur nachhaltigen Erreichung der Kostenziele der HVB leisten. Im Berichtsjahr erzielten wir anteilige Einsparungen von 40 Mio €. Unterstützt wurde dies unter anderem durch den Einsatz der Einkaufsplattform der i-Faber S.p.A., eines Tochterunternehmens der UniCredit Italien.

Bezogen auf die Servicequalität hat Strategic Sourcing Germany als erste Einheit in GBS eine länderübergreifende Kundenumfrage gemeinsam mit Österreich und Italien durchgeführt. Das Ergebnis bescheinigt dem Einkauf eine sehr hohe Kundenzufriedenheit und zeigt damit eine enge Vernetzung mit den unterschiedlichen Fachbereichen.

Ziel für 2008 ist es, die frühzeitige Einbindung, speziell in Projekte weiter zu verbessern. Hierzu wird das Kundenmanagement im Einkauf weiter ausgebaut. Daneben steht auch die Intensivierung der internationalen Vernetzung der Global Sourcing Area mit allen Teilen der UniCredit Gruppe im Fokus. Darüber hinaus liegt 2008 ein starkes Augenmerk auf der Entwicklung der Mitarbeiter im Einkauf.

Verwaltungsaufwand der HVB Group kontinuierlich gesenkt (in Mio €)


05
3885
06
3695
07
3576



BACK OFFICE: FOKUS AUF EFFIZIENZSTEIGERUNG UND KOSTENEINSPARUNGEN

2007 haben wir in allen Back Office-Bereichen weiterhin konsequent unsere auf Kernkompetenzen ausgerichtete Strategie umgesetzt.

Im Bereich Payments wurden die Vorbereitungen für die Einführung der ersten Stufe der »Single Euro Payments Area« (SEPA) erfolgreich abgeschlossen. Seit dem 28. Januar 2008 können unsere Kunden über alle Vertriebskanäle SEPA-Zahlungen einreichen und empfangen. Der Übergang der Zahlungsverkehrsabwicklung von der HVB-Tochter Payment and Services (PAS) auf die Postbank-Tochter Betriebscenter für Banken (BCB) wurde bei gleichbleibendem Qualitäts- und Leistungsumfang wie geplant umgesetzt.

Für den Bereich Securities Services stand das Berichtsjahr im Zeichen der beginnenden Umsetzung der strategischen Neuausrichtung der HVB in diesem Geschäftsfeld. Nach einem intensiven Auswahlverfahren hat die HVB im Juli 2007 die Verträge zur Veräußerung des Clearing und Custody-Geschäfts an CACEIS S.A.S. mit Sitz in Paris unterzeichnet. Im Zuge der Umsetzung wurden im zweiten Halbjahr formale Schritte wie die kartellrechtliche Genehmigung eingeleitet, sowie organisatorische, technische und rechtliche Voraussetzungen geschaffen. Zum Jahresende 2007 wurde mit der Übertragung der Financial Services Markets Bank an CACEIS die Transaktion erfolgreich abgeschlossen. Mit diesem Schritt wird die HVB zum einen nachhaltig Komplexität reduzieren, zum anderen wettbewerbliche Kostenstrukturen unter Beibehaltung eines hohen Qualitätsniveaus erhalten; sie wird außerdem von der Expertise des global agierenden Spezialisten CACEIS profitieren.

Eine wesentliche Komponente der Konsolidierungsstrategie im Bereich Finance und Treasury ist die Einführung von einheitlichen Systemen und die Optimierung des Standardisierungsgrades. Auch 2007 wurde diese durch die Implementierung des Money Market-Bereiches auf die Zielplattform konsequent umgesetzt. Auch für den Derivate-Bereich wurden Projekte begonnen, um die Zielarchitektur zu erreichen.

Die im Rahmen des Projektes PRO initiierten Maßnahmen zur Verschlankung der Back Office-Prozesse für den Filial- und Immobilienfinanzierungsbereich wurden 2007 planmäßig abgeschlossen:

- Im Filialbereich wurden die Standortkonsolidierung fortgeführt und die Bearbeitung weiter konzentriert. Eine deutliche Senkung der Produktionskosten konnte durch eine konsequente Automatisierung von Abwicklungsprozessen erreicht werden. Mit der Digitalisierung und automatisierten Bearbeitung von Dokumenten wurde die Anzahl der Nachbearbeitungsprozesse im Back Office nachhaltig reduziert.
- Im Immobilienfinanzierungsbereich wurden neben einer signifikanten Reduktion der Bearbeitungsstandorte und durch die Optimierung von Geschäftsprozessen nachhaltige Kostenreduktionen erzielt. Zusätzlich zu den Optimierungsmaßnahmen wurden innovative technische Lösungen wie zum Beispiel die elektronische Darlehensakte eingeführt.

Im Bereich Abwicklung der Auslandsniederlassungen wurden die Back Offices an allen Standorten, wo die UCI und die HVB gleichermaßen vertreten sind, größtenteils konsolidiert. Darüber hinaus wurde mit dem Start des Projektes »Target Operating Model« (TOM) die globale Konsolidierung von Abwicklungstätigkeiten für die Produkte FX/MM, Derivate sowie strukturierte Kredite in wenigen, ausgewählten Standorten eingeleitet. Daraus resultieren Synergieeffekte für den Konzern bei gleichzeitiger Reduzierung von operativen Risiken.



INFORMATIONSTECHNIK: BÜNDELUNG DER STÄRKEN UND AUSBAU DER KONZERNWEITEN ZUSAMMENARBEIT

Die IT-Ausgaben konnten im Jahr 2007 im Vergleich zum Vorjahr wiederum auf 595 Mio € gesenkt werden. Insbesondere in den Zentralbereichen und im Bankbetrieb konnten – teilweise zu Gunsten der Divisionen – deutliche Einsparungen erreicht werden.

Neben der erfolgreichen Umsetzung wesentlicher gesetzlicher bzw. regulatorisch bedingter IT-Anforderungen (zum Beispiel MiFID) wurden die Schwerpunkte bei den Divisionen wie folgt gesetzt:

- Die IT-Investitionen in der Division Privat- und Geschäftskunden konzentrierten sich auf die Unterstützung der Wachstumsstrategie, unter anderem mit neuen Produkten, und auf die Optimierung der Vertriebsplanung und -steuerung.
- Im Wealth Management wurden der Ausbau der eigenen Beratungs- und Portfoliomanagementplattform weitergeführt und auch hier der Vertrieb mit verbesserten Planungs- und Steuerungswerkzeugen gestärkt.
- Bei der Division Firmen- und Kommerzielle Immobilienkunden standen die Umsetzung der Wachstumsinitiative »GO« und der Ausbau der Führungsposition in den Bereichen »Zahlungsverkehr/eBusiness« und »Finanzrisikomanagement« durch gezielte IT-Investitionen im Vordergrund.
- Die IT-Maßnahmen bei Markets & Investment Banking standen im Zeichen der Front und Back Office-Integration auf eine gruppenweit einheitliche IT-Plattform. Parallel dazu wurde weiter substantiell in den Ausbau innovativer Kapitalmarktprodukte und in das Risikomanagement investiert.

Darüber hinaus stand 2007 verstärkt im Zeichen der konzernweiten Konsolidierung der IT-Plattformen. Mit der Entscheidung zur Verlagerung des Rechenzentrums der HVB von München nach Verona und der Einführung des länderübergreifenden Kernbankensystems EuroSIG wurden hier zwei wesentliche Meilensteine definiert und die ersten Schritte zur Umsetzung in den Jahren 2008 und 2009 eingeleitet.

Nach dem Zusammenschluss der beiden IT-Töchter HVB Info und HVB Systems zur HVB Information Services (HVB IS) im April 2006 standen 2007 die Einführung eines konzernweit angeglichenen IT-Service-Modells und der Ausbau der Zusammenarbeit der IT-Gesellschaften innerhalb des Konzerns im Fokus. Durch länderübergreifende Prozessoptimierungen und Schnittstellenreduzierungen wurde der Grundstein gelegt für nachhaltig positive Synergieeffekte in der HVB und der gesamten Gruppe.

LOGISTIK & FACILITY MANAGEMENT: NEUE STRUKTUREN FÜR MEHR EFFIZIENZ

Der Dienstleistungsbereich Corporate Logistik & Facility Management (CLF) wurde – wie geplant – im Jahr 2007 neu strukturiert. Mit den vier strategischen Säulen Real Estate Asset Management, Facility & Infrastructure Management, Security & Business Continuity Management sowie den Logistic Services werden alle Themen rund um Gebäude und logistische Prozesse gebündelt.

Hinzu kommt der Bereich Real Estate Development & Disposition, in dem nicht-strategische Immobilien (das heißt: nicht betriebsnotwendige Gebäude und Grundstücke) schnell und effizient vermarktet werden.

Der neu entstandene Bereich CLF hat sich als Ziel gesetzt, hohe Qualität bei reduzierten Kosten (geplante Einsparungen 2007–2010 rund 80 Mio €) zu halten, die Immobiliennutzung zu optimieren und dabei auch weiterhin großen Wert auf Nachhaltigkeit zu legen.

Bei den vier strategischen Geschäftseinheiten fanden folgende Entwicklungen statt:

1. Real Estate Asset Management: Ziel dieser Einheit ist es, optimale und gleichzeitig effiziente Gebäude und Arbeitsplätze zur Verfügung zu stellen. Kurz: das strategische Immobilienportfolio nachhaltig zu optimieren, die Zusammenarbeit von Einheiten durch räumliche Nähe zueinander zu verbessern und gleichzeitig die vorhandenen Büroflächen besser zu nutzen. Ende 2007 wurde im Großraum München mit der Umsetzung der neuen Flächen- und Arbeitsplatzstandards begonnen, im Jahr 2010 soll das Projekt, an dem alle CLF-Bereiche arbeiten, bundesweit abgeschlossen sein. Dann kann pro Jahr ein dreistelliger Millionenbetrag in diesem Bereich eingespart werden.

2. Facility & Infrastructure Management: Die umfangreiche Betreuung eines großen Filialnetzes ist eine komplexe Aufgabe. Im Jahr 2008 wird beispielsweise die Einführung des neuen Logos auf alle Standorte sichtbare Auswirkungen haben. Überall müssen Leuchtreklamen ausgetauscht und die Geschäftsräume umgerüstet werden. Da sich CLF bei der Bewirtschaftung der Immobilien auch hoch gesteckte Nachhaltigkeitsziele gesetzt hat, werden die neuen Logos mit der energiesparenden LED-Technologie ausgestattet. Das spart Energiekosten und schont die Umwelt. Auch im breit gefächerten Tagesgeschäft wird großer Wert darauf gelegt, Kosten konsequent zu reduzieren und die immobiliennahen Dienstleistungen stetig zu verbessern.

3. Logistic Services: Dienstleistungen wie Postverteilung, Buchhaltung, Geld- und Beleglogistik betreffen die gesamte HypoVereinsbank an allen Standorten in Deutschland. Es handelt sich um wichtige Kernfunktionen im »Organismus« Bank, ohne die ein effizienter Bankbetrieb nicht möglich wäre. Wo so viel bewegt wird, kann ständig optimiert werden – an Qualität ebenso wie an Prozessen und Kosten.

4. Security & Business Continuity Management: Sicherheit ist für Banken ein zentrales und wichtiges Thema. Dabei ist es unerheblich, ob die Hauptversammlung, eine Filiale oder andere Bereiche der Bank gesichert werden müssen. Neue Bedrohungen und Gefahrenpotenziale durch Computerkriminalität, Terrorismus, Klimagefahren und andere Krisenphänomene werden durch Spezialisten analysiert, innerhalb der UCI Gruppe diskutiert und bewertet. Auf dieser Basis werden dann die Mitarbeiter informiert, geschult und Gegenmaßnahmen getroffen. So werden die Sicherheit und die Betriebsbereitschaft der Bank und ihrer Mitarbeiter stets gewährleistet – im Ernstfall durch einen mit Experten besetzten Krisenstab.

Ausgaben für Informationstechnik (IT) (in Mio €)[1]

05	690[2]
06	610[2]
07	595[2]

1 IT-Ausgaben ohne Abschreibungen, inkl. Investitionen
2 Ohne BA-CA, CEE, Activest

Human Resources

Zwei Jahre gemeinsam

2007 kamen HypoVereinsbank (HVB) und UniCredit bei ihrem ehrgeizigen Ziel, die »erste wahrhaft europäische Bank« aufzubauen, gut voran. Zu den Höhepunkten des Jahres gehörte die grenzübergreifende Intensivierung des Austauschs innerhalb der UniCredit Gruppe. Hinzu kam eine Vertiefung der Kommunikation zwischen den einzelnen Divisionen einerseits und zwischen den verschiedenen Hierarchieebenen innerhalb der HVB andererseits.

Personalstand in der HVB AG

2001	27173
2002	26163
2003	22630
2004	21640
2005	21338
2006	20506
2007	**20715**

WERTE LEBEN: INTEGRITY CHARTER UND MITARBEITERMEINUNGSUMFRAGE

Die Integrity Charter bildet die Wertegrundlage der UniCredit Gruppe. Die sechs Grundwerte – Fairness, Transparenz, Respekt, Gegenseitigkeit, Freiheit und Vertrauen – gelten für alle Mitarbeiter. Sie dienen als Richtschnur unseres Handelns innerhalb der Bank, aber auch in Bezug auf unsere Anspruchsgruppen: Kunden und Lieferanten, Investoren sowie die Städte und Gemeinden, in denen wir tätig sind.

Am 1. Oktober 2007 fand der zweite konzernweite Integrity Charter Day statt. Wie im Vorjahr diskutierten Führungskräfte und Mitarbeiter aus allen Bereichen der HVB über die Einhaltung und Umsetzung der Werte. Die Integrity Charter ist integraler Bestandteil der Personalentwicklung und der Führungskräftequalifizierung gleichermaßen. Somit ist sie fest in unserer Unternehmenskultur verankert. Seit Anfang 2007 stehen in Konfliktfällen Ombudsleute zur Verfügung, an die sich die Mitarbeiter der HVB AG und ihrer Töchter vertraulich wenden können.

Das Berichtsjahr stand auch im Zeichen der Umsetzungsmaßnahmen, die auf der Grundlage der ersten UniCredit Group-weiten Mitarbeitermeinungsumfrage beschlossen wurden. Die Ergebnisse dieser Umfrage, die im Oktober 2006 stattgefunden hatte, wurden im Februar 2007 veröffentlicht. Danach fanden über 700 Workshops statt, in denen die Ergebnisse der Umfrage diskutiert und Aktionspläne entwickelt wurden.

So haben alle Einheiten der HVB und ihrer Töchter verbindliche Maßnahmen entwickelt, die dezentral umgesetzt wurden. Die Maßnahmen betrafen in erster Linie Themenfelder wie Zusammenarbeit und Führung innerhalb der Einheit sowie Fragen der Schulung und Weiterbildung.

Hinzu kam die Steigerung der Kommunikation zwischen den Hierarchieebenen. In diesem Zusammenhang wurde der Dialog zwischen Führungskräften und Mitarbeitern durch mehrere Maßnahmen intensiviert:

- Vorstandssitzungen wurden an verschiedenen Standorten abgehalten, so dass der Dialog zwischen Vorstand und Mitarbeitern regional erweitert werden konnte.
- Mitglieder des Vorstands engagierten sich auch bei anderen Initiativen wie »Walk the talk« und »Breakfast with Juniors«. Damit wurde vor allem der Austausch mit dem Fach- und Führungsnachwuchs intensiviert.
- Niederlassungsleiter und andere Führungskräfte wechselten für eine Woche ihren Arbeitsplatz und arbeiteten in einzelnen Filialen, um die Herausforderungen der Basis kennenzulernen und den Austausch mit Mitarbeitern und Kunden zu intensivieren.

ANSPRUCHSVOLLE AUSBILDUNGSPROGRAMME

Der Erfolg unserer Bank hängt in hohem Maße von der Qualifikation und Motivation unserer Mitarbeiter ab. Die zentrale Aufgabe unseres Talent Centers besteht darin, Nachwuchstalente zu gewinnen, zu entwickeln und kontinuierlich zu fördern. Dies gilt sowohl für Auszubildende und Trainees als auch für Praktikanten. Dabei legen wir großen Wert auf die dauerhafte Bindung des Nachwuchses an unser Haus.



Unsere Ausbildungspolitik setzt auf zielgerichtete Maßnahmen zur Rekrutierung und Ausbildung von Nachwuchskräften für Laufbahnen wie Bankkaufleute, Kaufleute für Bürokommunikation und Fachinformatiker. Dazu gehören zum einen unsere Teilnahme an Recruiting-Messen sowie die Durchführung von Bewerbertrainings an Schulen. 2007 konnten wir unsere auf 7% festgelegte Nachwuchsquote für Auszubildende und Trainees leicht erhöhen.

Die Betreuung der Auszubildenden setzt unter anderem folgende Instrumente ein:

- Ein einwöchiges Intensivseminar zu Beginn der Ausbildung – »First Steps« – dient der Vermittlung von Kenntnissen über Strukturen und Abläufe unserer Bank sowie die Integrity Charter. Dazu gehören auch Kreativworkshops, ein Sportprogramm sowie der Austausch mit Vorstand und Führungskräften.
- 2007 fand erstmals für die Absolventen des ersten Ausbildungsjahres eine zweitägige Veranstaltung unter dem Motto »Second Steps« statt. Diese Veranstaltung diente der Erweiterung der Vertriebskompetenz sowie der Entwicklung von Softskills wie Rhetorik und Belastbarkeit. Auszubildende und Führungskräfte diskutierten über Marktstrategien und Produktentwicklung. Unabhängig davon gaben unsere Azubis auch Feedback über Qualität und Verbesserungspotenziale der Ausbildung.
- Hinzu kamen einzelne Veranstaltungen wie »Azubis Go International«, im Rahmen dessen eine Gruppe von Azubis durch zweiwöchige Auslandsaufenthalte Einblicke in Geschäftsprozesse und Kundenbeziehungen in anderen Ländern der Group gewann.

Unseren Top-Azubis mit Hochschulreife bieten wir zwei Möglichkeiten, gleich nach der Ausbildung ein berufsintegriertes Studium zu absolvieren: Der Studiengang »Finanzdienstleistungsmanagement« an der Katholischen Universität Eichstätt-Ingolstadt führt zum Abschluss »Bachelor of Arts«; wir bieten ihn in Verbindung mit einem Traineeprogramm an. Ebenfalls im Rahmen eines Traineeprogramms fördern wir ein Bachelor-Studium an der Frankfurt School of Finance and Management. Hier liegt der Schwerpunkt auf BWL/Finance and Management; der zu erwerbende Abschlussgrad ist der »Bachelor of Science«.

Unser Traineeprogramm bietet Einstiegsmöglichkeiten für Hochschulabsolventen in allen vier Divisionen sowie den Competence Lines; die einzelnen Programme dauern zwischen 12 und 18 Monate. Die Gelegenheit zum Austausch unter den Trainees sowie zwischen Trainees und Top-Management gibt das Talent Center beim Trainee-Tag, der einmal jährlich stattfindet. Im Mittelpunkt des Trainee-Tags 2007 stand das Thema Wachstum.

In den letzten Jahren wurde das Traineeprogramm sukzessive ausgeweitet. Wir rekrutieren auch Absolventen der neuen Bachelorstudiengänge und schaffen darüber hinaus attraktive Einstiegschancen für Young Professionals. Letztere durchlaufen Schnelleinstiegsprogramme, die in der Regel sechs Monate dauern, und werden von erfahrenen Führungskräften betreut.

Im Berichtsjahr war das Talent Center auf 30 Recruiting-Messen im In- und Ausland tätig, um die besten Nachwuchskräfte für unsere Bank zu gewinnen. Darüber hinaus vermitteln Case Study-Workshops potenziellen Bewerbern ein praxisnahes Bild der Anforderungen in den einzelnen Divisionen. Potenzielle Trainees werden von uns im Rahmen des HVB Student Networks betreut; neben Workshops und Trainee-Assessment-Centern bieten wir auch Studien- und Karriereberatung an. Für Mitglieder unseres Student Networks wie auch für einige unserer eigenen Trainees und Alumni organisierten wir in Kooperation mit der Bank Austria und der Banca d'Impresa eine European-Corporate-Tour, um den Nachwuchskräften Einblicke in das Firmenkundengeschäft in Deutschland, Österreich und Italien zu vermitteln.

Frauenanteil 2007 in der HVB AG (in %)

Gesamtmitarbeiter	55
Tarifmitarbeiter	74
Führungskräfte[1]	15
Gehobene Fachfunktionen[1]	23

1 Jeweils A-, B- und C-Ebenen



Auch Praktikanten bieten wir eine Vielzahl von Einstiegs- und Kontaktmöglichkeiten an. Sie reichen von einer eintägigen Praxiserfahrung, so genannten JobDates, über Praktika ab einer Woche bis zu sechs Monaten. Im Berichtsjahr arbeiteten 470 Praktikanten in der HVB. Um den Kontakt zu begabten Schülern zu intensivieren, organisierten wir 2007 zum einen den Wirtschaftsgipfel Real für Realschüler, zum anderen den Wirtschaftsgipfel Europa für Abiturienten, der einen guten Überblick über Karrierechancen in Europa bot.

Unser Image als Arbeitgeber beeinflusst auch die Qualität der Bewerbungen, die bei uns eingehen. Bei zwei Rankings erzielten wir im Berichtsjahr erfreuliche Ergebnisse: Bei der Studie »Personalrekrutierung von Führungskräften« des Instituts für Gegenwartsforschung erreichten wir den dritten Platz und schnitten unter den privaten Großbanken am besten ab. Beim manager magazin-Ranking der 100 besten Arbeitgeber in Deutschland gehörten wir zu den Aufsteigern und verbesserten uns um 26 Ränge. Somit konnten wir uns als Arbeitgeber am Personalmarkt deutlich besser positionieren. So wurde im Berichtsjahr eine Einstellungsquote von 2,5% aller Bewerber bei den Auszubildenden und rund 7% bei den Trainees erreicht.

BREIT GEFÄCHERTE ENTWICKLUNGSPROGRAMME, AUSBAU DES MENTORINGS

Dreh- und Angelpunkt unserer Personalentwicklung ist das jährlich durchgeführte Mitarbeitergespräch. Die persönliche Leistung des Mitarbeiters, seine Entwicklungspotenziale und die dazu notwendige Weiterbildung werden im Dialog mit der Führungskraft beurteilt. Die Einsatzpotenziale von Leistungsträgern werden in mehrtägigen Gruppen-Assessment-Centern bewertet.

Während die fachliche Weiterbildung im Rahmen der einzelnen Divisionen oder Competence lines stattfindet ist die Einheit Development und Top Executives für die führungsspezifische Weiterentwicklung verantwortlich. Wir bieten sowohl den potenziellen als auch den erfahrenen Führungskräften eine breite Palette von Kommuni-

Die HVB investiert in ihren Nachwuchs[1]


1500
1200
900
600
300
Auszubildende
Trainees
2004
2005
2006
2007
2008[2]

1 HVB AG
2 Prognose

kations- und Führungsseminaren an. Hinzu kommt im Zeichen der stärkeren Internationalität innerhalb der UniCredit Gruppe ein breites Angebot an Fremdsprachentrainings. Außerdem fördern wir unsere Führungskräfte durch Einzelcoachings sowie – für Mitarbeiter, die erstmals eine Führungsrolle übernehmen – durch Leadership Transition Coachings.

Unser Juniormanagementprogramm JUMP! bietet interessante Perspektiven für junge Leistungsträger. Im Berichtsjahr bewarben sich 110 Nachwuchs-Führungskräfte um die Teilnahme an diesem Programm; 33 wurden schließlich aufgenommen.

Mehr als die Hälfte der Belegschaft der HVB AG – 55% – besteht aus Frauen. Derzeit beträgt der Frauenanteil im Management ca. 27%. Um die Frauenquote vor allem im oberen Management zu erhöhen und weibliche Talente stärker zu mobilisieren, haben wir ein spezifisches Frauen-Mentoring-Programm etabliert. In München und Frankfurt nehmen wir am Cross Mentoring, der unternehmensübergreifenden Förderung weiblicher Nachwuchskräfte, teil.

INTERNATIONALE ENTWICKLUNGSPERSPEKTIVEN IN DER ERSTEN WAHRHAFT EUROPÄISCHEN BANK

Neben den genannten breit gefächerten Entwicklungsprogrammen der HVB verschafft die Zugehörigkeit zur UniCredit Gruppe unseren Mitarbeitern eine Vielzahl von internationalen Entwicklungsperspektiven.

Genannt seien an dieser Stelle das Talentförderungsprogramm UniQuest, der groupweite Prozess Executive Development Plan (EDP) für Führungskräfte des oberen und mittleren Managements sowie das Potenzialerkennungsverfahren Talent Management Review und für das höhere Management das Entwicklungsprogramm UniFuture.

Verbindlicher Rahmen all der genannten Förder- und Entwicklungsinstrumente ist das Leadership Competency Model der Gruppe für alle Hierarchie- und Kompetenzebenen.

WEITERHIN HOHE INTENSITÄT DER VERÄNDERUNGSPROZESSE

Auch im Jahr 2007 fanden einige Personalbewegungen und Umschichtungen statt. Nachdem schon im Vorjahr die bisherige Geschäftsfeldstruktur der HVB an die divisionale Struktur der UniCredit angepasst wurde, kam es im Berichtsjahr hauptsächlich zu Verschiebungen bei Verwaltungstätigkeiten wie Einkauf, Immobilien und Informationstechnologie. Hinzu kam der Verkauf der HVB-Wertpapierabwicklung an die französische Caceis-Gruppe, in dessen Folge rund 550 Mitarbeiter aus dem Konzern ausgeschieden sind. Es gelang uns, weitreichende Beschäftigungszusagen für unsere ehemaligen Mitarbeiter zu erreichen.

Ebenfalls sozialverträglich gestalteten wir die Endphase des Projekts PRO (Prozess-Redesign und -Optimierung). Das im Jahr 2005 gestartete Effizienzprogramm zur Ablaufoptimierung und Straffung sah eine Einsparung von rund 2100 Stellen hauptsächlich in Servicebereichen bis 2007 vor; dieses Ziel wurde vollends erreicht. Hinzu kommen bis zum Jahresende 2008 weitere Synergieeffekte durch den Wegfall von 1800 Stellen im Rahmen des Integrationsprozesses innerhalb der UniCredit Group. Hier handelt es sich um Service- und Verwaltungseinheiten. Auch dieses Projekt läuft planmäßig.



Der Stellenabbau in unserer Bank wird durch die Fluktuation begünstigt; sie betrug im Berichtsjahr 8,3% in der AG. Hinzu kommen großzügige Vorruhestandsregelungen und Altersteilzeit. Wir möchten weiterhin die Straffung unserer Personalressourcen soweit wie möglich ohne betriebsbedingte Kündigungen erreichen.

Im Mittelpunkt unseres erfolgreichen Systems der flexiblen Kapazitätssteuerung steht die Teilzeit. Wir haben den Anteil dieser Mitarbeiter in den letzten Jahren stetig erhöht; sie lag 2007 in der AG bei 21,4%. Außerdem bieten wir Telearbeitsplätze an. Unsere Mitarbeiter nutzen ebenfalls Sabbaticals, um ihre persönliche Lebensplanung zu verwirklichen; es handelt sich dabei um unbezahlte Auszeiten zwischen 12 und 24 Monaten.

Unser interner Dienstleister für Personalmanagement, die HVB Profil, leistete auch im Berichtsjahr einen wichtigen Beitrag zur Kapazitätssteuerung. Die HVB Profil greift auf einen Bestand an Mitarbeitern zu, die flexibel in unterschiedlichen Bereichen der HVB eingesetzt werden. Schwerpunkte waren auch im vergangenen Jahr die Begleitung der verschiedenen organisatorischen und personellen Veränderungen inkl. der Übernahme unserer Auszubildenden sowie das Recruiting von qualifizierten Mitarbeiterinnen und Mitarbeitern für die HVB Group.

Unser System der Leistungsanreize haben wir im Berichtsjahr weiter entwickelt. Mit der Vereinbarung des »Deterministic Bonus« für die Vertriebsdivisionen haben wir die variable Vergütung unter Berücksichtigung der UniCredit Group Standards angepasst. Für die Mitarbeiter bedeutet die »Determinierung« des Bonus die verbindliche Festlegung der Bonushöhe in Abhängigkeit von der Zielerreichung. Darüber hinaus erhält der Mitarbeiter schon ab Anfang des Jahres mehr Transparenz, Berechenbarkeit, Verlässlichkeit und bei messbaren Zielen die Unabhängigkeit von einer Entscheidung der Führungskraft. Speziell für Vertriebsmitarbeiter erschließen sich darüber hinaus auch noch höhere Bonuspotenziale.

STRIKTE STEUERUNG FÜHRT ZU DEUTLICHEM ABBAU DER PERSONALKOSTEN

Beachtlich ist das Ausmaß, in dem es uns 2007 gelang, dank einer konsequenten Steuerung den Personalaufwand für die HVB Group stark zu senken. Er betrug 2067 Mio € (2006: 2216 Mio €). Zum Jahresende arbeiteten 24784 Mitarbeiter für die HVB Group, davon 20715 für die AG.

Wie in den Vorjahren fand auch 2007 eine verantwortungsvolle Zusammenarbeit zwischen unserem Personalmanagement und unseren Mitarbeitervertretungen, insbesondere dem Gesamtbetriebsrat und dem Sprecherausschuss der Leitenden Angestellten, statt. Allen an dieser konstruktiven Mitbestimmung Beteiligten gebührt unser ausdrücklicher Dank.

WORK-LIFE-BALANCE UND SOZIALE LEISTUNGEN

Die HypoVereinsbank strebt einen fairen Ausgleich zwischen dem eigenen Interesse als Arbeitgeber und den vielfältigen Interessen ihrer Mitarbeiter an. Diese Arbeitnehmerinteressen erstrecken sich über Partnerschaft und Familie bis hin zur Wahrnehmung von ehrenamtlichen Aufgaben auf politischen, sozialen oder kulturellen Gebieten.

Die Vereinbarkeit von Beruf und Familie gehört zu den festen Prioritäten unserer Personalpolitik. Wir unterstützen unsere Mitarbeiter sowohl finanziell als auch durch Beratungsangebote bei familienbedingten Auszeiten. Im Berichtsjahr befanden sich 1091 Mitarbeiter in Elternzeit.

Die Work-Life-Balance fördern wir außerdem durch eine Vielzahl von Maßnahmen, unter anderem flexible Arbeitszeiten, Zuschüsse bei der Kinderbetreuung und Unterstützung bei der Vermittlung von Pflege für ältere Angehörige. Unser Familienservice-Dienstleister ist bundesweit aktiv und bietet neben der Vermittlung von Kinderbetreuungsalternativen Seminare und Beratung zu Themen wie frühe Berufsrückkehr, Patientenverfügung und Umgang mit Schulden. Außerdem unterstützten wir im September 2007 die Gründung eines internationalen Kindergartens mit mehrsprachiger Betreuung für Kinder zwischen ein und sechs Jahren.



Eine weitere Priorität ist die Unterstützung von Müttern und Vätern bei der Rückkehr aus der Elternzeit in die Bank. Im Berichtsjahr lag die Wiedereinstiegsquote bei rund 70%. Für ihr Engagement ist die HVB AG wiederholt von der gemeinnützigen Hertie-Stiftung mit dem Zertifikat »Audit Beruf und Familie« ausgezeichnet worden.

Unser betriebliches Gesundheitsmanagement widmet sich dem Wohlbefinden und der Leistungsfähigkeit unserer Mitarbeiter. Außerdem fördern wir das Gesundheitsbewusstsein in der Bank durch Einrichtungen wie das Gesundheitsforum. Das Forum organisiert Seminare und Informationsveranstaltungen und stärkt insbesondere die Selbstverantwortung der Mitarbeiter. Unsere Sozialberatung hilft Mitarbeitern in Lebenskrisen und bei sonstigen Problemen wie Suchtgefährdung, psychischer Labilität und zwischenmenschlichen Spannungen. Außerdem unterstützt die Sozialberatung unsere Führungskräfte mit Coaching-Angeboten beim Umgang mit den betroffenen Mitarbeitern.

AUSBLICK: ENTWICKLUNGSPERSPEKTIVEN UND STÄRKUNG DER WERTEORIENTIERUNG

Die Zugehörigkeit zur UniCredit Gruppe verschafft unseren Mitarbeitern eine Vielzahl von zusätzlichen Entwicklungsperspektiven. Die HVB wird ihre eigenen Entwicklungsinstrumente wie JUMP! und Mentoring für Frauen konsequent ausbauen. Darüber hinaus werden wir unser Engagement bei den internationalen Entwicklungsinstrumenten, zum Beispiel bei EDP, stärken.

Eine weitere Priorität unseres Personalmanagements ist eine Vertiefung der Werteorientierung. So fand Anfang 2008 die zweite konzernübergreifende Mitarbeitermeinungsumfrage statt. Wir werden die Ergebnisse dieser Umfrage nutzen, um durch Aktionsprogramme und Workshops das Bewusstsein unserer Mitarbeiter für die Werte der Integrity Charter zu stärken.

Teilzeitquote der HVB AG (in %)


25
20
15
10
5
1999
2000
2001
2002
2003
2004
2005
2006
2007

Corporate Social Responsibility

Werte leben gegenüber allen Stakeholdern

Nach der vollzogenen Integration der HVB in die UniCredit Gruppe (UCG) steht der gemeinsame Werterahmen im Vordergrund, der in der Integrity Charter definiert ist. Wir verpflichten uns, die sechs Grundwerte Fairness, Transparenz, Respekt, Gegenseitigkeit, Freiheit und Vertrauen einzuhalten. Sie gelten als Basis unserer Zusammenarbeit mit Anspruchsgruppen wie Kunden und Investoren, sowie für unseren Umgang mit den Städten und Gemeinden, in denen wir tätig sind.

CORPORATE SOCIAL RESPONSIBILITY: VON DER MISSION BIS ZUM AKTIONSPROGRAMM

Unser Ziel ist es, auf Dauer die erfolgreichste Bank in Europa zu werden. Dies bedeutet zum einen effiziente, vorausschauende Unternehmensführung. Zum anderen aber verpflichten wir uns, auf die Erwartungen und Wünsche unserer Stakeholder (Anspruchsgruppen) einzugehen. Denn nur so können wir nachhaltigen Erfolg erreichen. Dreh- und Angelpunkt unserer Werteorientierung ist die Integrity Charter. Sie ist die Grundlage unserer Unternehmensidentität und wurde bereits mehrfach durch Workshops, Broschüren und Meinungsumfragen an alle Mitarbeiter vermittelt (siehe auch das Kapitel »Human Resources«).

Um unsere Ziele – wirtschaftlicher Erfolg und gesellschaftliche Integrität – zu erreichen, sind alle Divisionen dazu aufgerufen, nach den Prinzipien der Nachhaltigkeit zu handeln. Wir messen anhand einer Reihe von Indikatoren unsere eigene ökologisch-soziale Performance und setzen Instrumente zur Abschätzung von Reputationsrisiken und den Umgang mit kritischen Themen (Issues Management) ein.

NACHHALTIGKEITS-IMPULSE FÜR DAS CSR-MANAGEMENTSYSTEM

Unser innovatives System des Nachhaltigkeitsmanagements hat in der Vergangenheit dazu geführt, dass die HVB in führende Indices aufgenommen wurde wie die Dow Jones Sustainability Indices und die FTSE4Good Europe und Global Indices. Diese Tradition setzt sich im Rahmen der UniCredit Gruppe fort, die ebenfalls in diesen Indices gelistet wird. Vorteilhaft ist hierbei, dass die CSR-Strategien und ethischen Ansätze der HVB mit denen der UniCredit Gruppe perfekt zusammen passen. Dies bietet eine gute Ausgangsbasis für die Wahrnehmung sozialer Verantwortung.

Nach wie vor arbeiten wir in der HVB auf der Basis einer Netzwerkstruktur. Der Vorstand gibt den Werterahmen und die Leitlinien vor. Das CSR-Management koordiniert alle Aktivitäten eigenverantwortlich, pflegt das Netzwerk innerhalb der Divisionen und der Zentralbereiche der HVB und berät sie hinsichtlich Produktgestaltung und -haftung. Zu den weiteren Aktivitäten zählen die Abstimmung mit UniCredit Italien und mit anderen Mitgliedern der UniCredit Gruppe sowie Benchmarking und Controlling der vereinbarten Ziele und Arbeitsprogramme. Das CSR-Team berichtet in regelmäßigen Abständen an den Vorstand der HVB. Der Austausch mit Stakeholder-Gruppen gehört ebenfalls zu den Aufgaben unseres CSR-Teams.

NACHHALTIGE BANKPRODUKTE: AUSBAU DES COMMITMENTS ZU EQUATOR PRINCIPLES, WEITERE ERFOLGE BEI DER FINANZIERUNG ERNEUERBARER ENERGIEN

Wir gehören zu einem kleinen Kreis von Finanzdienstleistern weltweit, die frühzeitig die Auswirkungen von Klimaveränderungen und die Wichtigkeit erneuerbarer Energien erkannten und dementsprechend handelten. So waren wir Mitglied der Gründungsgruppe der Equator Principles. Die Gruppe bestand aus zehn Banken, die im Juni 2003 einen globalen Industriestandard für große Projektfinanzierungen gründeten, der die Einhaltung sozialer und ökologischer Prinzipien der Weltbank-Gruppe gewährleistet. Damit können potenziell negative Auswirkungen von Finanzierungsprojekten auf Gesellschaft und Umwelt besser eingeschätzt und die Folgen derartiger Projekte abgemildert werden.

Bei Projekten mit hohem oder mittlerem Risiko ist die Erstellung eines Environmental Assessment verpflichtend, wobei der Umfang der Analyse und des Maßnahmenkatalogs vom Grad der festgestellten Risiken bestimmt wird. Im Berichtsjahr hatte die HypoVereinsbank bis Juni den Vorsitz der so genannten »Working Group«, des Zusammenschlusses der Kernbanken der Equator Principles, inne und ist auch weiterhin ein führendes und aktives Mitglied.

Der Minimierung von Kreditrisiken dient auch der von uns gepflegte Dialog mit Nichtregierungsorganisationen (NGOs) und anderen Anspruchsgruppen. Diesen führten wir beispielsweise bei der Entwicklung von sektorspezifischen Grundsätzen in sensiblen Bereichen wie Kernenergie und Rüstungsgüter.

Eine wichtige Rolle spielten wir auch im Bereich Erneuerbare Energien. Die HVB finanziert seit einigen Jahren eine breite Palette von Wind- und Wasserkraftanlagen, Biomassekraftwerken, Klär- und Meerwasserentsalzungsanlagen sowie Trinkwasseraufbereitungsanlagen. Auch hier gehören wir zu den Pionieren. Als erste Bank platzierten wir ein geschlossenes Portfolio von Windparks als Unternehmensanleihe erfolgreich am Markt. Nach inzwischen drei derartigen Emissionen mit einem Gesamtvolumen von gut einer Milliarde Euro ist die nächste Emission bereits in Vorbereitung. Auch in den Bereichen Solarenergie, Biomasse und Biogas haben wir im vergangenen Jahr innovative Projekte finanziert.

Durch unser neues Kompetenzzentrum im Bereich Erneuerbare Energien haben wir unseren bundesweiten Marktauftritt weiter ausgebaut und optimiert. Es gelang uns im Berichtsjahr, unser Portfolio noch weiter auszubauen. Im Bereich Projektfinanzierung konnten wir 2007 ein Neugeschäftsvolumen von 721 Mio € verzeichnen. Unser Gesamtportfolio für alle Finanzierungsbereiche betrug Ende 2007 1 175 Mio €.

Unsere Branchenkompetenz im Bereich Erneuerbare Energien verstärkten wir darüber hinaus mit zwei Studien, die wir in Auftrag gegeben haben:

- Power für Deutschland – Energieversorgung im 21. Jahrhundert,
- Erneuerbare Energien – Finanzierungsusancen und Marktperspektiven.

KLIMASCHUTZ: EIN WACHSENDES GESCHÄFTSFELD

Der Klimawandel ist eines der zentralen Themen, die Gesellschaft, Politik und Wirtschaft heute bewegen. Die HVB engagiert sich hier bereits seit mehreren Jahren und hat unterschiedliche Handlungsfelder definiert. Alessandro Profumo, Vorsitzender des Aufsichtsrats der HVB AG, hat für die UniCredit Gruppe im Jahr 2007 die Erklärung der Financial Initiative des Umweltprogramms der Vereinten Nationen (UNEP-FI) zum Klimawandel unterzeichnet. Insgesamt zählen 23 internationale Finanzdienstleister zu den Unterstützern.

Um die Aktivitäten in diesem Bereich zu bündeln und auszubauen, entwickeln wir derzeit eine Klimastrategie. Unsere bisherigen Handlungsfelder im Kerngeschäft sind:

- Emissionshandelsdienstleistungen: Handel, Strategieberatung, Hedging-Konzepte und Finanzierung;
- Teilnahme am Carbon Disclosure Project, das auf die Offenlegung der Klimarisiken von großen Unternehmen hinwirkt (HVB mit UniCredit wurde 2007 erstmals im Climate Disclosure Leadership Index gelistet und gehört damit zu den weltweit führenden Banken hinsichtlich aktiven Engagements für den Klimaschutz);
- Finanzierung von Projekten im Bereich der Erneuerbaren Energien;
- Anwendung der Weltbankstandards sowie der Equator Principles bei Projektfinanzierungen;
- Nachhaltige Vermögensverwaltung und Angebot von Zertifikaten auf den HVB-Nachhaltigkeitsindex;
- Auflage von Fonds mit Umwelttechnologieausrichtung;
- Angebot von Modernisierungsdarlehen, die eine energieeffiziente Gebäudesanierung begünstigen.

CO_2-EMISSIONSHANDEL: EIN KUNDESPEZIFISCHES ANGEBOT

Das Anfang 2005 gestartete europäische Emissionshandelssystem begrenzt Emissionen von Treibhausgasen erstmals über einen marktwirtschaftlichen Ansatz. Um die vom Emissionshandel betroffenen Unternehmen bei ihren Handelsaktivitäten zu unterstützen und zugleich von den daraus resultierenden Geschäftschancen zu profitieren, hat unsere Markets & Investment Banking-Division die Abteilung »Carbon Solutions« gegründet.

Wir bieten unseren Kunden in der gesamten Europäischen Union ein umfangreiches und auf die spezifische Situation des Unternehmens abgestimmtes Portfolio an Handelsprodukten und Dienstleistungen, die den Emissionshandel erleichtern. Dazu gehören der Forward- und Spothandel mit Emissionsberechtigungen oder -gutschriften ebenso wie Termin- oder Repogeschäfte. Dabei treten wir als direkter Handelspartner für CO_2-Emissionsrechte auf und nicht als Broker. Unser europaweites Banknetzwerk vereint eine Vielzahl von Unternehmen; von diesen haben einige einen Bedarf und andere Überschüsse an Emissionszertifikaten. Unsere Erfahrung zeigt, dass das Engagement von Banken notwendig ist, um den Emissionshandel zum Erfolg zu führen und entsprechende Emissionsreduktionen zu ermöglichen. Dazu wollen wir einen maßgeblichen Beitrag leisten.

WEALTH MANAGEMENT: NEUE STRATEGIE FÜR DIE NACHHALTIGE GELDANLAGE

Im Jahr 2007 wurde der Bereich Nachhaltige Geldanlage innerhalb unserer Division Wealth Management (WEM) ins Kerngeschäft aufgenommen. Die steigende Nachfrage auf Kundenseite, die anhaltend gute Performance Nachhaltiger Geldanlageprodukte und nicht zuletzt das wachsende öffentliche Interesse an Umwelt- und Klimafragen haben zu dieser Entscheidung geführt.

Zudem wurde in der HVB in den vergangenen Jahren ein breites Spektrum an Nachhaltigen Produkten entwickelt, sodass nunmehr die Kundenanforderungen gut abgedeckt werden können. Die Aufnahme ins Kerngeschäft ging mit mehreren Maßnahmen einher:

- Der flächendeckenden Information aller WEM-Mitarbeiter über das Thema Nachhaltige Geldanlage und die Gründe für die Aufnahme ins Kerngeschäft;
- Der Benennung von auf Nachhaltige Produkte spezialisierten Beratern in jeder WEM-Niederlassung in Deutschland einschließlich des Starts eines externen Ausbildungslehrgangs zum Eco-Anlageberater für diesen Personenkreis;
- Der flächendeckenden Information aller WEM-Kunden zu den Chancen der Assetklasse »Nachhaltigkeit« über ein Kundenanschreiben;
- Einer Vielzahl von Kundenveranstaltungen einschließlich einer eigenen Kampagne mit dem Titel »Verantwortung leben«;
- Einer weiteren Produktinnovation im Bereich Vermögensverwaltung mit nachhaltiger Ausrichtung.

Die neue Strategie hebt uns deutlich vom Wettbewerb ab, weil wir als Bank nun von uns aus auf alle Kunden im Bereich Vermögensbetreuung zugehen und sie auf die Potenziale der Assetklasse »Nachhaltigkeit« aufmerksam machen. Im Gegensatz dazu ist es bei anderen Instituten Aufgabe des Kunden, nach entsprechenden Produkten zu fragen. Wir halten unsere Vorgehensweise für den erfolgversprechenderen Weg.

Auch im Privatkundengeschäft wurden neue Nachhaltige Produkte auf den Markt gebracht: beispielsweise ein Klimazertifikat auf einen Korb aus drei Fonds oder die Aktivrente Eco, bei der mit Berücksichtigung der Abgeltungssteuer der Pioneer-Fonds Global Ecology bespart wird. Der Erfolg der neuen Strategie im Bereich Wealth Management zeigt die Chancen einer ähnlichen Vorgehensweise im Privatkundengeschäft auf.

NACHHALTIGER BANKBETRIEB: KOSTENSENKUNG UND RISIKOMINIMIERUNG

Ressourcenschonung und Kostensenkung sind die zwei Zielsäulen unseres Bankbetriebs. Eine weitere Priorität ist die Minimierung von Risiken. Die ökologischen Auswirkungen des Bankgeschäfts betreffen hauptsächlich Bereiche wie Gebäudetechnik, Bürobetrieb, Mobilität, Abfall und Beschaffung.

Zu unseren Prioritäten im Nachhaltigen Bankbetrieb gehören:

- Verbrauchsminderung;
- Vermeidung von Schadstoffemissionen, vor allem von Treibhausgasen;
- Umweltbewusstes Bauen unter Einbezug von regenerativen Energien;
- Schaffung gesundheitsverträglicher Räumlichkeiten.



Wir setzen auf eine Vielzahl von innerbetrieblichen Kommunikationsmaßnahmen, um unsere Mitarbeiter zu umweltbewusstem Verhalten anzuregen. Dazu gehören elektronische Hinweise und Umweltleitfäden.

Auch im Beschaffungswesen achten wir auf die Normen der Nachhaltigkeit. Die HVB berücksichtigt beim Kauf von Büro- und Geschäftsausstattung, bei der Auswahl von Firmenwagen oder bei Leistungen von Serviceunternehmen neben Wirtschaftlichkeit und Funktionalität auch ökologische und soziale Kriterien. Diese entscheiden ebenso wie der Preis der eingekauften Waren über die Produkt- und Lieferantenauswahl. Bei allen wesentlichen Ausschreibungen sowie bei Verträgen werden die Lieferanten gebeten, anhand standardisierter Fragebögen zum Umweltmanagement sowie zu sozial- und arbeitsrechtlichen Fragen Auskunft zu geben und auch aussagekräftige Dokumente als Anlagen beizufügen. Ein Teil dieser Fragen ist als »Mindestanforderungen« – zum Beispiel Vermeidung von Kinderarbeit – deklariert. Diese Selbstdeklaration der Lieferanten wird bei Auftragserteilung zum Vertragsbestandteil.

GESELLSCHAFTLICHES ENGAGEMENT: SPENDENMANAGEMENT UND CORPORATE CITIZENSHIP...

Die HVB unterstützt seit Jahren viele soziale Einrichtungen, Projekte und gemeinnützige Initiativen. Damit leisten wir einen Beitrag zur gesellschaftlichen Entwicklung in den Regionen, in denen wir tätig sind, und vertiefen den Kontakt zu lokalen Anspruchsgruppen. Außerdem fördern wir gemeinnützige Einrichtungen und Hilfsorganisationen. Ein Beispiel ist unsere traditionelle Weihnachtsspende: Im Dezember 2007 wurden wieder zehn unterschiedliche Organisationen ausgewählt und die Gesamtsumme der Spende von 100 000 € entsprechend aufgeteilt. Die Organisationen bzw. Einrichtungen sind in den Bereichen Ausbildung und Integration behinderter Menschen, Hilfen in medizinischer, familiärer oder sozialer Not, Hospizarbeit, Entwicklungshilfe und Umwelt tätig.

Auch in Wissenschaft und Bildung gehören wir zu den bedeutenden unternehmerischen Mäzenen. Seit vielen Jahren unterstützen wir Universitäten und Einrichtungen wie den Stifterverband für die deutsche Wissenschaft, die Ludwig-Maximilians-Universität sowie die Technische Universität in München. Bei beiden Münchener Universitäten nehmen wir außerdem die Schatzmeisterfunktion für deren Fördervereine wahr und stellen entsprechende Personalkapazitäten und Infrastruktur zur Verfügung.

Erstmals fand im Berichtsjahr ein so genanntes Gift Matching-Programm statt. Dabei konnten private Spenden unserer Mitarbeiter auf deren Antrag verdoppelt werden. Dabei beteiligten sich nicht nur zahlreiche HVB-Mitarbeiter: Am konzernweiten Programm konnten alle 140 000 Mitarbeiter der UniCredit Gruppe teilnehmen. Die Komplementärspenden wurden von Unidea, der Unternehmensstiftung der UniCredit Gruppe, ausgezahlt.

Auch in gesellschaftspolitischer Hinsicht tragen wir Verantwortung. Als erste wahrhaft europäische Bank wollen wir deshalb vor allem den europäischen Gedanken stärken: Das HVB Europa Forum dient diesem Ziel, indem sich bereits zum vierten Mal rund 300 Persönlichkeiten aus Wirtschaft, Politik, Kultur und Gesellschaft auf unserer hochkarätigen Veranstaltung trafen. Das Forum dient dem Gedankenaustausch über Chancen und Herausforderungen in Europa.

Zertifizierung unseres Umweltmanagements

Das Umweltmanagementsystem der HypoVereinsbank wurde bereits Mitte der 1990er Jahre entwickelt und bildete die Grundlage für unsere ausgezeichnete Performance in mehreren Ratings und Rankings. Ende 2006 wurde unser System nach der internationalen Norm ISO 14001 zertifiziert sowie nach der europäischen Norm EMAS (European Management and Audit Scheme) validiert. Das Zertifizierungsverfahren half uns, das bestehende Umweltmanagementsystem zu optimieren und weitere Maßnahmen zur Energieeinsparung und Ressourcenschonung zu entwickeln. Beispielsweise konnte am Münchner Standort Arabellastraße der jährliche Strombedarf allein durch den Ersatz der Aufzugssteuerung durch eine Zielwahlsteuerung um etwa 300 000 kWh reduziert werden.
Im Rahmen der Reauditierung wurde die Zertifizierung der HypoVereinsbank in 2007 bestätigt.

In der Mikrofinanzierung sehen wir weiterhin das Mittel schlechthin, um in besonders strukturschwachen Regionen (zum Beispiel in Entwicklungs- oder Schwellenländern) Aufbauhilfe zu leisten. Das Mikrofinanzprojekt in Sri Lanka in Zusammenarbeit mit der GTZ, das wir nach der Tsunamikatastrophe im Dezember 2004 initiiert hatten, verfolgen wir weiter. Es bildet auch den Ausgangspunkt für weitere Mikrofinanzprojekte.

... BETEILIGUNG AN NACHHALTIGKEITSINITIATIVEN ...

Einen Schwerpunkt unseres Nachhaltigkeitsmanagements bildet das Engagement bei Nachhaltigkeitsprojekten, sowohl in Deutschland, als auch im Ausland:

- Im Rahmen der UN-Dekade »Bildung für eine nachhaltige Entwicklung« engagieren wir uns unter anderem als Gründungsmitglied von BenE München e.V., einem von weltweit 50 regionalen Kompetenzzentren für nachhaltige Entwicklung der United Nations University.
- Wir gehören zu den aktiven Mitgliedern des Vereins für Umweltmanagement in Banken, Sparkassen und Versicherungen (VfU), des Forums Nachhaltige Geldanlagen, des Arbeitskreises für Umweltbewusstes Management (B.A.U.M. e.V.) und des Finanzforum Klimawandel, einer Kooperation deutscher Finanzdienstleister und dem Bundesministerium für Bildung und Forschung.
- Auf internationaler Ebene beteiligen wir uns an der Finanz-Initiative des UN-Umweltprogramms und sind Mitbegründer der UNEP-FI Regional Task Force in Central and Eastern Europe. Aufgabe dieser Taskforce ist es, Nachhaltigkeitsmanagement im Finanzsektor dieser Region durch Konferenzen, Informations- und Lerntools, Best-Practice-Beispiele und andere Initiativen zu fördern.

... UND FÖRDERUNG FÜR KUNST UND KULTUR

Mit ihrem Engagement für Kunst und Kultur blickt die HypoVereinsbank auf eine lange Tradition zurück. Als Teil der UniCredit Gruppe setzt sich die HypoVereinsbank für kulturelle Vielfalt in Europa ein. Zu den Schwerpunkten unseres kulturellen Engagements gehören bildende Kunst und Musik.

Unsere Kunstsammlung besteht aus mehr als 25000 Kunstwerken, die wir sowohl unseren Kunden als auch den Mitarbeitern zugänglich machen. Wertvolle Bilder haben wir führenden Museen wie der Alten Pinakothek in München als Dauerleihgaben zur Verfügung gestellt. Die Kunsthalle der Hypo-Kulturstiftung gehört als fester Bestandteil des Münchener Kulturlebens zu den ersten Häusern in Deutschland und hat bereits eine Vielzahl von beachteten Ausstellungen beherbergt.

Im Bereich Musik gehören wir nicht nur zu den Förderern der großen Festspiele wie Bayreuth, München und Salzburg, sondern unterstützen auch regionale Festivals, unter anderem im Rheingau, in Passau und Würzburg. Einen besonderen Höhepunkt bot 2007 zudem das zweite Gastspiel der Mailänder Filarmonica della Scala in Deutschland – einer von HVB und UniCredit organisierten Konzertserie, die das Anliegen der Förderung der kulturellen Vielfalt Europas auf beste Weise versinnbildlicht.

Ein weiterer Schwerpunkt des kulturellen Engagements ist die Nachwuchsförderung, insbesondere der »Förderpreis Deutscher Film« und das bundesweite Kulturförderprogramm »Jugend kulturell«. Außerdem vergibt die Hypo-Kulturstiftung jährlich den viel beachteten Denkmalpreis.

AUSBLICK: AUSBAU DES CSR-MANAGEMENTS UND UNSERER AKTIVITÄTEN RUND UM KLIMASCHUTZ UND GELDANLAGEN

Unser Engagement gilt auch für die geschäftlichen Aktivitäten der HVB, vor allem im Kredit- und Anlagegeschäft. Hier sind die Stichworte Equator Principles und erneuerbare Energien zu nennen. Wir werden unsere Aktivitäten im Bereich Klimaschutz bündeln, deutlich ausbauen und eine Klimastrategie implementieren. Im Bereich Nachhaltige Geldanlage bauen wir unsere Strategie im Bereich Wealth Management durch eine Empfehlung für einen höheren Anteil an Nachhaltigen Investments am Gesamtdepot weiter aus. In den anderen Divisionen stehen 2008 weiterhin Produktneuemissionen wie zum Beispiel im Zertifikatebereich an.



Zur Bewahrung der Grundwerte unserer Integrity Charter und zum Zwecke der Einhaltung internationaler ökologischer und sozialer Standards im täglichen Geschäftsleben haben wir uns unter anderem zur Einhaltung der Weltbankstandards (Performance Standards und EHS Guidelines) verpflichtet.

Zum Schließen von Lücken entwickeln wir Sektorpolicies, die Bereiche wie die Rüstungsindustrie oder Kernenergieindustrie abdecken.

Bewertungen der HypoVereinsbank

RATINGAGENTUR/INVESTOR	RATING	SKALA	PLATZ	JAHR
Dow Jones Sustainability Indexes[1]	UCG gelistet			
FTSE4Good Europe/Global[1]	UCG gelistet			
Climate Leadership Index[1]	UCG gelistet			
oekom research	B–	A+ bis D–	4. von 60 Banken	2006
WWF/oekom Research: Umwelt-Ranking zum Schutz der Urwälder	B+	A+ bis D–	3. von 11 Banken	2003
scoris Dax 30 Rating	69	1 bis 100	8. von 30 Unternehmen	2005
Zürcher Kantonalbank	AA	AAA–C		2005

1 Für das Listing der UniCredit Gruppe ist die Performance der HVB mitentscheidend.

Die Harmonisierung unseres CSR-Managementsystems mit dem der UniCredit Gruppe gehört weiterhin zu den wichtigen Prioritäten des Jahres 2008. Hierbei gilt es, die beidseitigen Stärken intelligent zu bündeln. In diesem Rahmen werden auch der Stakeholderdialog sowie weitere Kommunikationsmaßnahmen weiter entwickelt. Ein besonderer Fokus liegt in den nächsten Jahren auf der konzernweiten Implementierung des zertifizierten Umweltmanagementsystems. Die Erfahrungen insbesondere zur Energieeffizienz der zertifizierten Gesellschaften HVB, Vereinsbank Victoria Bauspar AG und UniCredit Italien dienen dabei als Vorbild. In der HypoVereinsbank werden 2008 drei weitere Standorte nach ISO14001 zertifiziert werden.

Das CSR-Management wird gemeinsam mit den Divisionen und Dienstleistungsbereichen die Aktivitäten im Rahmen des gesellschaftlichen Engagements der HVB entwickeln. Das Gift Matching-Programm wird künftig Teil einer neuen Corporate Citizenship Strategie der HypoVereinsbank sein: Neben Gift Matching und Corporate Giving (Spendenwesen) werden Corporate Volunteering-Programme und ausgewählte »Leuchtturmprojekte« sichtbare Signale setzen. Thematisch sollen dabei die junge Generation und auch Bildung gefördert werden. Im Rahmen von Mitarbeiterprogrammen wird das freiwillige ehrenamtliche Engagement der Mitarbeiter unterstützt und ermutigt. Damit stärken wir unser Profil als internationaler Corporate Citizen und erhöhen die Motivation unserer Mitarbeiter.

Die HVB wird sich weiterhin für die Prinzipien der Nachhaltigkeit einsetzen. So beispielsweise im Rahmen der UN-Dekade »Bildung für eine nachhaltige Entwicklung« in Kooperation mit der Landeshauptstadt München. Leitziel dieser Bildungsdekade ist es, Bürgerinnen und Bürger und Gruppierungen zu befähigen, ihre Lebens- und Wirtschaftsweise eigenständig zukunftsfähig zu gestalten.



Financial Statements (1): Konzernlagebericht

Financial Review	**60**
Gesamtaussage zum Geschäftsverlauf	60
Rahmenbedingungen	
Entwicklung der HVB Group im schwierigen Kapitalmarktumfeld	61
Erfolgsentwicklung der HVB Group	63
Finanz- und Vermögenslage	69
Konzernstruktur und Geschäftstätigkeit	71
Vorgänge nach dem 31. Dezember 2007	79
Ausblick	
Risk Report	**82**
Die HVB Group als Risikonehmer	82
Management und Überwachung der Risiken in der HVB Group	
1 Risikomanagement	82
2 Risikoüberwachung	
3 Bereiche und Gremien	
Risikoarten und -messung	85
1 Relevante Risikoarten	85
2 Methoden der Risikomessung	
3 Weiterentwicklung der Risikomess- und Überwachungsmethoden	
Gesamtbanksteuerung	86
1 Duale Gesamtbanksteuerung	86
2 Aufsichtsrechtliche Kapitaladäquanz	
3 Ökonomische Kapitaladäquanz	87
4 Risikostrategie	88
Risikoarten im Einzelnen	89
1 Adressrisiko	89
2 Marktrisiko	103
3 Liquiditätsrisiko	106
4 Operationelles Risiko	109
5 Geschäftsrisiko	115
6 Risiko aus bankeigenem Immobilienbesitz	116
7 Risiko aus Anteils- und Beteiligungsbesitz	117
8 Strategisches Risiko	118

Financial Review

Gesamtaussage zum Geschäftsverlauf

In der HVB Group konnten wir in einem herausfordernden Jahr bei schwierigem finanzwirtschaftlichen Umfeld ein gutes Geschäftsergebnis erzielen, auf das wir stolz sein können. Dabei kam uns unser Geschäftsmodell zugute, das die regionalen und globalen Stärken unserer Bankengruppe gleichermaßen zur Geltung bringt. Von der Krise am amerikanischen Immobilienmarkt (Subprimekrise) sind wir direkt nur in geringem Maße betroffen. Allerdings sind die daraus folgenden Finanzmarktturbulenzen und deren Auswirkungen auch an unserer Erfolgsrechnung nicht spurlos vorübergegangen (Einzelheiten zu den Auswirkungen aus der Finanzmarktkrise siehe Abschnitt »Entwicklung der HVB Group im schwierigen Kapitalmarktumfeld« dieses Kapitels). Insgesamt konnten wir den Gewinn aus den fortgeführten Geschäftsbereichen (Gewinn der HVB Group neu) gegenüber dem Vorjahreszeitraum deutlich um ein Viertel auf 2050 Mio € steigern. Das Ergebnis vor Steuern erhöhte sich kräftig um 83,1% auf 2962 Mio €. Dabei waren die Geschäftsergebnisse der Jahre 2007 und 2006 zwar geprägt von Sondereffekten, aber auch bereinigt um Sondereffekte liegt der Gewinn mit 1603 Mio € um rund 42% über dem bereinigten Vorjahresergebnis (1128 Mio €) bzw. das Ergebnis vor Steuern mit 2232 Mio € immer noch um nahezu eine Milliarde Euro bzw. erfreuliche 77,7% über dem bereinigten Vorjahresergebnis (1256 Mio €).

Mit einer Steigerung des operativen Ergebnisses um 34,5% auf mehr als drei Milliarden Euro konnten wir an die stetige Verbesserung unserer operativen Geschäftsergebnisse der letzten Jahre nahtlos anknüpfen. Nach einer sehr erfolgreichen Ertragsentwicklung im ersten Halbjahr 2007 stiegen die operativen Erträge gegenüber dem Vorjahr um 11,1% auf 6611 Mio € trotz der außerordentlichen Turbulenzen an den Finanzmärkten und den daraus resultierenden Ergebnisbeeinträchtigungen im dritten und vierten Quartal 2007. Mit diesem spürbaren Ertragswachstum, das insbesondere auch aus einer erfreulichen Zinsüberschussentwicklung resultiert, sowie der Reduzierung des Verwaltungsaufwands konnten wir die Cost-Income-Ratio (Quotient aus Verwaltungsaufwand und den gesamten operativen Erträgen) um 8%-Punkte auf 54,1% signifikant verbessern und damit die im Konzernlagebericht zum Konzernabschluss per 31. Dezember 2006 (siehe Geschäftsbericht 2006, Seite 68) erwähnten ambitionierten Ziele, einer insgesamt spürbaren Verbesserung der operativen Erträge und der damit einhergehenden Verbesserung der Cost-Income-Ratio, erreichen. Bei der Kreditrisikovorsorge wurden unsere im Ausblick des Geschäftsberichts 2006 genannten Erwartungen einer Stabilisierung deutlich übertroffen. Die Kreditrisikovorsorge reduzierte sich auf den niedrigsten Stand in der Geschichte der IFRS-Bilanzierung der HVB Group kräftig um 42,6% auf 536 Mio €.

An dieser Stelle möchten wir uns ausdrücklich bei unseren Mitarbeitern und deren Vertretungen bedanken. Ihre Bereitschaft Veränderungen mitzutragen und gleichzeitig engagiert den geschäftlichen Erfolg – selbst in einem schwierigen und unsicheren Umfeld – zu gestalten, ist die Basis für unsere positive Entwicklung. Dies gibt uns allen das notwendige Selbstvertrauen, mit dem wir auch die Zukunft erfolgreich meistern werden.

Rahmenbedingungen

Gesamtwirtschaftliche Entwicklung 2007

Die erste Hälfte des Jahres 2007 war noch von einem sehr robusten Wachstum der Weltwirtschaft geprägt. Dabei lag das Wachstumstempo im Euroraum noch sehr nahe an der Obergrenze der Erwartungen, während sich in den USA bereits erste Anzeichen einer Verlangsamung zeigten. In der zweiten Jahreshälfte 2007 trübten sich dann allerdings das Marktumfeld und die weltwirtschaftlichen Aussichten spürbar ein. Die Turbulenzen an den Finanzmärkten, ausgelöst durch die Ausfälle bei strukturierten Kreditprodukten im US-Subprime-Segment, führten zu Liquiditätsengpässen am Geldmarkt. Sie verschärften die Krise am US-Immobilienmarkt und drohten schließlich, auf andere Wirtschaftsbereiche überzugreifen und auch dort das Wachstum zu verlangsamen. Die Federal Reserve Bank (Fed) senkte ihren Zielsatz daraufhin zum ersten Mal im September um 50 Basispunkte (Bp) von 5,25% auf 4,75% und dann erneut im Oktober und Dezember um jeweils 25 Bp auf 4,25%. Trotzdem begannen die Märkte, die höhere Wahrscheinlichkeit einer Rezession und anschließender Zinssenkungen einzupreisen. Zugleich verlor der Dollar an breiter Front, insbesondere aber gegenüber dem Euro, deutlich an Wert.

Die Investoren flüchteten auf Grund der Finanzkrise in qualitativ hochwertige Titel. Im Sog von Rezessionsängsten sanken die Renditen langfristiger Anleihen erheblich. Von der Neubewertung der Risiken an den Finanzmärkten profitierten auch die Rohstoffe. So durchbrach der Ölpreis Anfang 2008 die Marke von 100 US-Dollar pro Barrel.

Die Wirtschaft im Euroraum war mit vergleichsweise starken Fundamentaldaten in die zweite Jahreshälfte 2007 gestartet. Doch das Zusammentreffen der bereits beschriebenen Entwicklungen (Konjunkturverlangsamung in den USA, Aufwertung des Euro und steigende Rohstoffpreise) belastete zunächst das Verbrauchervertrauen sowie das Geschäftsklima und schließlich in unterschiedlicher Intensität auch die eingehenden Konjunkturdaten. Die Industrieproduktion ging in Deutschland moderat zurück. Dabei scheint die Dienstleistungsbranche stärker betroffen als das Verarbeitende Gewerbe. Nach ersten rückläufigen Tendenzen hat sich die Entwicklung im Verarbeitenden Gewerbe insbesondere in Deutschland wieder stabilisiert. Das Bruttoinlandsprodukt (BIP) verzeichnete im Jahr 2007 erneut ein robustes Wachstum von 2,6% bei kalenderbereinigter Betrachtung. Wichtige Impulse kamen aus der Investitionsgüterindustrie (Maschinen, Anlagen und Fahrzeuge: +8,4%). Der gestiegene Exportüberschuss steuerte 1,4%-Punkte zum BIP-Wachstum bei. Die privaten Konsumausgaben hingegen lagen um 0,3% niedriger als im Vorjahr. Die Entwicklung auf dem Arbeitsmarkt verlief weiterhin positiv. Zudem erhöhte sich der Leistungsbilanzüberschuss in Folge des kräftigen Exportaufschwungs auf 8% des BIP, während die Inflationsrate zwischenzeitlich auf 2,3% stieg. Die langfristigen Zinsen stiegen um 40 Bp auf 4,4% zum Jahresende 2007.

Branchenspezifische Rahmenbedingungen

Im ersten Halbjahr 2007 waren starke Kursanstiege an den deutschen Aktien- und Investmentfondsmärkten zu verzeichnen, die für ein sehr positives Umfeld im Bereich der nicht zinsbezogenen Erträge der deutschen Banken sorgten. Im Verlauf des zweiten Geschäftshalbjahrs hingegen belasteten die im Rahmen der Finanzmarktturbulenzen entstandenen nachhaltigen Unsicherheiten und hohen Volatilitäten die Märkte. Die anhaltenden Korrekturen an den Finanzmärkten führten zu einer nachhaltig geringeren Risikobereitschaft der Investoren. Dadurch verringerte sich wiederum das Wachstumspotenzial bei nicht zinsbezogenen Erträgen.

Die Zinsergebnisse im deutschen Bankensektor blieben in einem stagnierenden Kreditmarkt weiterhin unter Druck. Außerdem hat sich auch die Zinsmarge (Differenz zwischen Kredit- und Einlagenzins) weiter verengt. Während das Kreditgeschäft lediglich im Firmenkundensegment wuchs, reduzierte sich die Kreditnachfrage der privaten Haushalte sowie der kleinen und mittleren Unternehmen im Geschäftsjahr 2007.

Die Kreditrisikovorsorge entwickelte sich in 2007, zumindest was den Unternehmenssektor betrifft, vergleichsweise positiv. Dabei sank die Anzahl der Unternehmensinsolvenzen, während die Verbraucherinsolvenzen weiter anstiegen.

Entwicklung der HVB Group im schwierigen Kapitalmarktumfeld

Ausgehend von dem in den USA zu verzeichnenden Werteverfall bei forderungsbesicherten Wertpapieren auf Basis von Immobiliendarlehen an Kreditnehmer minderer Bonität (Subprime) kam es zu einer schlagartigen Abnahme der Risikobereitschaft der Anleger mit der Folge von Liquiditätsengpässen am Geldmarkt und einer massiven Ausweitung der Credit Spreads.

Auf Grund eines sehr geringen Subprime-Exposure sind wir nur in geringem Maße direkt betroffen. Allerdings sind die Finanzmarktturbulenzen in Folge der indirekten Auswirkungen durch die massiven Spread-Ausweitungen auch an unserer Erfolgsrechnung nicht spurlos vorübergegangen. Sie wirken sich bei uns insbesondere bei strukturierten Kreditprodukten basierend auf europäischen Underlyings, wie »Asset-backed-Securities« (ABS) und »Collateralised-Debt-Obligations« (CDO), im Handelsbestand aus. Außerdem sind wir im Markt der syndizierten Finanzierungen (»Leverage Buy Out«-Finanzierungen [LBO]) tätig, die wir als Forderungen und Kredite klassifizieren.

Ein nennenswertes Exposure gegenüber Unternehmen, die sich auf die Absicherung von Emittentenrisiken spezialisiert haben (Monoliner), besteht in der HVB Group nicht.



Auswirkungen der Finanzmarktkrise auf die Ertragslage der HVB Group
Nachdem die synthetischen CDO vollständig und die ABS-Papiere weit überwiegend den Handelsbeständen (Kategorie »Held for Trading«) zugeordnet sind, wirken sich die Bewertungsergebnisse aus diesen Produkten in der Gewinn- und Verlustrechnung fast ausschließlich im Handelsergebnis aus.

Trotzdem konnten wir ein Handelsergebnis in Höhe von 592 Mio € (Vorjahr: 768 Mio €) erzielen, das im Berichtsjahr mit –344 Mio € überwiegend aus Bewertungsergebnissen, aber auch Realisierungsergebnissen aus ABS-Produkten direkt belastet war.

Der Bereich Structured Credit war darüber hinaus auch noch durch die allgemeine Ausweitung der Credit Spreads beeinträchtigt. Dagegen standen allerdings positive Effekte aus anderen Handelsbereichen, die unter der Note 33 »Handelsergebnis« in diesem Geschäftsbericht aufgeführt sind.

Darüber hinaus waren im Finanzanlageergebnis aus den ABS-Portfolios der Kategorien »Held to Maturity« und »Available for Sale« Verluste in Höhe von 67 Mio € zu verzeichnen. Fair-Value-Schwankungen von ABS-Papieren der Kategorie »Available for Sale«, bei denen keine Impairmentkriterien gemäß IAS 39.59 vorlagen und bei denen sonst keine Wertberichtigungen vorzunehmen waren, sind in der AfS-Rücklage (so genannte Neubewertungsrücklage) im Eigenkapital mit –52 Mio € enthalten.

Die LBO-Finanzierungen werden im Rahmen der Forderungsbewertung zu fortgeführten Anschaffungskosten bilanziert. In Abhängigkeit des individuellen internen Ratings wird regelmäßig untersucht, ob ein Impairmentbedarf im Sinne des IAS 39.58 vorliegt. Dabei ergaben sich bei den LBO-Finanzierungen auf Grund der guten Qualität der Kreditnehmer nur geringe Wertberichtigungen auf Einzelengagementebene. Sofern sich wegen des derzeitigen Marktumfeldes keine attraktiven Marktopportunitäten ergeben, planen wir auch den Teil des Portfolios, bei dem wir ursprünglich eine Weiterplatzierungsabsicht hatten, in unserem Portfolio zu halten. Deshalb erachten wir das Risiko einer Belastung der Gewinn- und Verlustrechnung durch unterhalb des Buchwerts liegende Marktpreise für überschaubar, sofern sich die Marktpreise wie aktuell beobachtbar ausschließlich durch die Ausweitung der Credit Spreads und nicht durch die Bonitätsverschlechterungen der Kunden begründen.

Bewertung von ABS-Papieren und synthetischen CDO
Die HVB hat für die oben genannten Portfolios dieselben Bewertungsmaßstäbe und -methoden angesetzt wie in den Vorjahren. Bei diesen Portfolios haben wir die Bewertungskategorien gemäß IAS konstant beibehalten und zeigen somit den größten Teil der Bewertungsergebnisse im Handelsergebnis der Gewinn- und Verlustrechnung.

Für die Bewertungsmethoden unterscheiden wir zwischen tatsächlich gehandelten Preisen an einem aktiven Markt (mark-to-market, Level I), der Ableitung von Marktpreisen durch Marktdatenanbietern bzw. der Verwendung der jüngsten marktgerechten Geschäftsvorfälle für ein identisches Finanzinstrument bzw. der Vergleich des aktuellen Fair Values eines anderen aber im Wesentlichen identischen Finanzinstrumentes (mark-to-matrix, Level II) sowie die Anwendung von eigenen Bewertungsmodellen (mark-to-model, Level III).

Die Bewertung des überwiegenden Teils des genannten ABS-Portfolios wird auf Grund eines derzeit fehlenden aktiven Marktes zu tatsächlich gehandelten Preisen (Level I) anhand von unabhängigen Marktdaten vorgenommen (Level II). Hierbei verwenden wir im Rahmen der Independent-Price-Verification Preise von unabhängigen Marktdatenanbietern und Analysen von Investmentbanken.

Synthetische CDO haben »liquid underlyings«, sodass hier auf Basis von Daten auf einem aktiven Markt unter Benutzung von allgemein anerkannten Modellen ein Marktpreis errechnet werden kann (Level I).

Eine Bewertung von ABS-Papieren ausschließlich auf der Basis eigener Modelle (Level III) wurde nicht vorgenommen.

Bezüglich weiterer Einzelheiten zur Kategorisierung und Bewertung von Finanzinstrumenten verweisen wir auf die Note 6 »Finanzinstrumente« in diesem Geschäftsbericht.

Risikomanagement
Waren die Rahmenbedingungen an den Geld- und Kapitalmärkten im ersten Halbjahr 2007 durchaus zufriedenstellend, so änderte sich dies jedoch ab August 2007. Ausgehend von den beschriebenen Finanzmarktturbulenzen mussten Risikoprämien adjustiert werden, was allgemein zu einer starken Liquiditätsverknappung am Geldmarkt und zu einem Zusammenbruch des Asset-backed-commercial-Paper-Marktes führte. Trotz dieser schwierigen Marktphase konnte die HVB Group jederzeit eine komfortable Liquiditätsausstattung gewährleisten.

Dabei wirkt sich auch positiv auf die Liquiditätslage der HVB aus, dass die HVB als bedeutender Pfandbriefemittent dieses verlässliche Refinanzierungsinstrument nutzen kann. Die strengen Kreditstandards des Pfandbriefgesetzes verhindern, dass niedrige Kreditqualitäten einen Weg in die Deckungsmassen der Pfandbriefemittenten finden können. Dank seiner gesetzlichen Qualitätsstandards, seiner Transparenz und seiner gut ausgeprägten Marktinfrastruktur ist der Pfandbrief ein international gefragtes Kapitalmarktprodukt. Die Pfandbriefemittenten haben so jederzeit zu günstigen Konditionen Zugang zum Kapitalmarkt. Die Refinanzierungskosten erhöhten sich im zweiten Halbjahr 2007 gegenüber dem ersten Halbjahr 2007 kaum. So wurden Pfandbriefe im Mittel aller Laufzeiten weiterhin 10 Bp unter Euribor gehandelt, während Verbriefungen und einige pfandbriefähnliche Produkte des Auslands (so genannte Covered Bonds) Ausweitungen von 40 bis 80 Bp hinnehmen mussten.

Von den Entwicklungen an den Kredit- und Kapitalmärkten ist auch das Conduit-Geschäft betroffen. Conduits, an denen wir die Mehrheit der Chancen und Risiken haben, wurden im Konzernabschluss 2007 nach IFRS mit einem Aktivvolumen i. H. v. 5,4 Mrd € konsolidiert. Conduits, an denen wir nicht die Mehrheit der Chancen und Risiken haben, sind Liquiditätsfazilitäten in Höhe von lediglich 0,1 Mrd € zugesagt.

Neben den hier bezüglich der Finanzmarktkrise getroffenen Aussagen zum Liquiditätsrisiko sind Aussagen zum Risikomanagement von Markt- und Adressrisiken im Risk Report enthalten.

Erfolgsentwicklung der HVB Group

Ergebnisse der fortgeführten Geschäftsbereiche
Nachfolgend stellen wir die Erfolgsentwicklung der fortgeführten Geschäftsbereiche der HVB Group im Einzelnen auf Basis der im Geschäftsbericht ausgewiesenen Konzern Gewinn- und Verlustrechnung (S. 126) dar:

Zinsüberschuss
Der Überschuss aus dem originären Zinsgeschäft erhöhte sich gegenüber dem Vorjahr um 19,2% auf 3753 Mio €.

In diesem Anstieg wirkt sich der Mittelzufluss aus der Veräußerung der aufgegebenen Geschäftsbereiche deutlich begünstigend aus. Dazu zählen neben dem Zufluss der vertraglich vereinbarten Kaufpreisverzinsung für den Zeitraum seit der außerordentlichen Hauptversammlung im Oktober 2006 bis zum tatsächlichen Zeitpunkt der Veräußerung und der Anlage der Veräußerungsgewinne auch der Wegfall der Refinanzierungsaufwendungen im Vergleich zum Vorjahr.

Die im April 2007 auf die HVB AG übertragenen Investment Banking-Aktivitäten der UniCredit Banca Mobiliare S.p.A.[1] (UBM) wirkten sich auf Grund von Refinanzierungen der Handelsbestände negativ auf den Zinsüberschuss aus. Diese Aufwendungen stehen in direktem Zusammenhang mit dem positiven Handelsergebnis aus diesen Investment Banking-Aktivitäten.

Dagegen standen deutlich gestiegene, so genannte handelsinduzierte Zinskomponenten in anderen Lokationen der Division Markets & Investment Banking innerhalb der HVB AG.

Ohne die vorgenannten Sachverhalte (Liquiditätsvorteile aus den Unternehmensverkäufen, Erstkonsolidierungseffekt aus der Übertragung der Investment Banking-Aktivitäten der UBM und handelsinduzierte Zinskomponenten) sowie ohne die im vierten Quartal 2007 begünstigenden Effekte aus der Erstkonsolidierung von Zweckgesellschaften liegt der Zinsüberschuss leicht über Vorjahresniveau.

Die Zinserträge aus »Dividenden und ähnliche Erträge aus Kapitalinvestitionen« erhöhten sich um 125 Mio € auf 376 Mio € im Wesentlichen in Folge deutlich gestiegener Ausschüttungen aus Private Equity Funds.

1 Die aus der Übertragung der UBM entstandenen Effekte wirken sich wie Erstkonsolidierungseffekte aus und werden im Folgenden auch so bezeichnet.

Financial Review

Provisionsüberschuss
Beim Provisionsüberschuss verdienten wir im Berichtsjahr 1721 Mio €. Wegen der in 2007 fehlenden Erträge durch den Verkauf der Activest-Gesellschaften zum Halbjahr 2006 und durch die Veräußerung der Norddeutsche Investment-Gesellschaft mbH (Nordinvest) und Indexchange im Januar 2007 ergab sich ein leichter Rückgang gegenüber dem Vorjahr um 1,8%. Bereinigt um Währungs- sowie Erst- und Entkonsolidierungseffekte liegt der Provisionsüberschuss allerdings über dem Vorjahresniveau (+ 1,2%). Zu diesem Anstieg haben auf bereinigter Basis alle operativen Divisionen beigetragen, auch wenn sich in der Division Markets & Investment Banking die im ersten Halbjahr 2007 überdurchschnittliche Wachstumsdynamik auf Grund der Unsicherheiten an den Finanzmärkten im zweiten Halbjahr 2007 abschwächte.

Handelsergebnis
Nach einem fulminanten Start im ersten Halbjahr 2007 mit hervorragenden Quartalsergebnissen (Q1: 350 Mio €, Q2: 469 Mio €) beeinträchtigten die Auswirkungen der Finanzmarktturbulenzen das Handelsergebnis im zweiten Halbjahr (Q3: 38 Mio €, Q4: – 265 Mio €). Insgesamt liegt das Handelsergebnis in Höhe von 592 Mio € in Folge der schwierigen Marktverhältnisse um 22,9% unter dem hohen Vorjahreswert. Die Belastungen aus den Finanzmarktturbulenzen schlugen sich insbesondere in den Nettogewinnen aus Finanzinstrumenten nieder. Dabei kam es zu Belastungen in Höhe von – 344 Mio € im Wesentlichen aus Bewertungsergebnissen, aber auch aus Realisierungserfolgen bei ABS-Portfolios sowie zu weiteren Aufwendungen im Bereich Structured Credit. Erfreulicherweise konnten diese Belastungen durch hohe Ergebnissteigerungen in anderen Handelsbereichen wie zum Beispiel Fixed Income, Currency and Commodities (FICC) teilweise kompensiert werden. Der Ergebnisbeitrag der handelsinduzierten Dividenden lag mit 326 Mio € auf dem hohen Niveau des Vorjahres. Die Realisierungserfolge aus Private Equity erhöhten sich kräftig gegenüber dem Vorjahr um 81 Mio € auf 119 Mio €.

Insgesamt hat zum Handelsergebnis des Geschäftsjahres 2007 auch die Einbeziehung der Investment Banking-Aktivitäten der UBM mit 375 Mio € positiv beigetragen.

Saldo sonstige Aufwendungen und Erträge
Der Saldo aus Sonstigen Aufwendungen und Erträgen beläuft sich in 2007 auf 169 Mio € (Vorjahr: 32 Mio €). Im Saldo des Berichtsjahrs resultiert der größte Sachverhalt aus einer von uns initiierten Immobilientransaktion, bei der über den Wegfall von potenziellen Verpflichtungen im Zusammenhang mit der Aufgabe von uns gemieteter Grundstücke und Gebäude sowie aus der Veräußerung von Finance-Lease-Objekten insgesamt ein Ertragssaldo in Höhe von 78 Mio € entstanden ist. Daneben ist ein positives Ergebnis aus Erträgen und laufenden Aufwendungen aus Investment Properties und aus Mieterträgen saldiert mit laufenden Aufwendungen aus gemischt genutzten Gebäuden enthalten. Ferner tragen Erträge aus Fremdleistungen im IT-Bereich unserer Tochtergesellschaft HVB Information Services GmbH zum Saldo aus sonstigen Aufwendungen und Erträge positiv bei.

Verwaltungsaufwand
Die Verwaltungsaufwendungen ermäßigten sich gegenüber dem Vorjahr um 3,2% auf 3576 Mio €. Innerhalb des Verwaltungsaufwands sanken die Personalaufwendungen und die Abschreibungen auf Sachanlagen, während die anderen Verwaltungsaufwendungen zunahmen. Der Rückgang der Personalaufwendungen resultiert im Wesentlichen aus der Reduzierung des Personalstands und niedrigeren Aufwendungen für erfolgsabhängige Bonuszahlungen in der Division Markets & Investment Banking. Der Anstieg der anderen Verwaltungsaufwendungen ist auch auf die Erhöhung der Mehrwertsteuer auf 19% sowie Preissteigerungen zurückzuführen. Bereinigt um Erst- und Entkonsolidierungseffekte reduziert sich der gesamte Verwaltungsaufwand um 5,0%.

Operatives Ergebnis
Im Anstieg des operativen Ergebnisses der HVB Group um mehr als ein Drittel auf 3035 Mio € zeigt sich, dass wir die bereits in den Vorjahren eingeleitete stetige Verbesserung unseres operativen Geschäftsergebnisses auch im Berichtsjahr trotz der schwierigen Marktverhältnisse im zweiten Halbjahr 2007 fortsetzen konnten. Der Anstieg des operativen Ergebnisses gegenüber dem Vorjahreszeitraum ist sowohl auf die auch in Folge der Liquiditätszuflüsse aus der Veräußerung der aufgegebenen Geschäftsbereiche gestiegenen operativen Erträge als auch auf die erfolgreichen Maßnahmen zur Kostenreduktion zurückzuführen. Diese Produktivitätssteigerung führte zu einer um 8,0%-Punkte auf 54,1% deutlich verbesserten Cost-Income-Ratio (Quotient aus Verwaltungsaufwand und den gesamten operativen Erträgen).

Zuführungen zu Rückstellungen
Die Aufwendungen für Zuführungen zu Rückstellungen beliefen sich im Berichtsjahr auf 161 Mio € nach 164 Mio € im Vorjahr. Im Berichtsjahr sind als größte Einzelposten Rückstellungen im Zusammenhang mit potenziellen Rücknahmeverpflichtungen aus Immobilientransaktionen und Rückstellungen für Rechtsrisiken aus dem operativen Geschäftsbetrieb in Höhe von insgesamt 130 Mio € zu nennen. Daneben ist ein Zuführungssaldo zu sonstigen Rückstellungen und abgegrenzten Verbindlichkeiten im Nichtkreditgeschäft sowie Prozessrückstellungen enthalten.

Im Vorjahr war als größter Einzelposten eine Rückstellung für Mietgarantien bezogen auf frei werdende Gebäudeflächen zu bilden, die im Rahmen von Flächenoptimierungen künftig nicht mehr bankgeschäftlich genutzt werden. Auf Grund des Wegfalls der Nutzung von Flächen wurden die bestehenden Miet-/Leasingverträge zu belastenden Verträgen, für die Rückstellungen zur Erfüllung von vertraglichen Verpflichtungen aus so genannten belastenden Verträgen gemäß IAS 37.66 in Höhe von 60 Mio € zu bilden waren. Daneben wurden im Vorjahr weitere Rückstellungen für Mietgarantien, sonstige Rückstellungen im Nichtkreditgeschäft sowie Rückstellungen für Prozessrisiken im Kreditgeschäft benötigt.

Abschreibungen für Geschäfts- oder Firmenwerte
Geschäfts- oder Firmenwerte werden seit 1. Januar 2005 entsprechend der Vorschrift des IFRS 3 nicht mehr planmäßig abgeschrieben. Außerplanmäßige Abschreibungen auf Geschäfts- oder Firmenwerte waren auch 2007 nicht vorzunehmen.

Aufwendungen für Restrukturierungen
Für das Geschäftsjahr 2007 weist die HVB Group im GuV-Posten »Aufwendungen für Restrukturierungen« einen Auflösungssaldo in Höhe von 13 Mio € aus. Dabei wurden Aufwendungen für im Berichtsjahr eingeleitete Restrukturierungsmaßnahmen der Division Markets & Investment Banking (–27 Mio €) und im Bereich Group Corporate Center (–12 Mio €) durch Erträge aus der Auflösung von in Vorjahren gebildeten Restrukturierungsrückstellungen im Bereich Group Corporate Center überkompensiert (+23 Mio € wegen des Effizienzsteigerungsprogramms PRO, +20 Mio € aus der Zusammenlegung von IT-Aktivitäten, +18 Mio € aus Zusammenführungen im Asset Management-Geschäft). Im Vorjahr beliefen sich die Restrukturierungsaufwendungen auf 60 Mio €.

Kreditrisikovorsorge
Die Kreditrisikovorsorge reduzierte sich gegenüber dem Vorjahr erheblich um 397 Mio € oder 42,6% und liegt mit 536 Mio € auf dem historisch niedrigsten Niveau seit der IFRS-Bilanzierung der HVB Group. Dabei können alle Divisionen einen Rückgang der Kreditrisikovorsorge ausweisen. In der Division Markets & Investment Banking ergab sich im Berichtsjahr auf Grund deutlich höherer Auflösungen von in früheren Jahren gebildeten Wertberichtigungen insgesamt ein Auflösungssaldo. Ferner wurde keine Kreditrisikovorsorge für Großfälle notwendig. Des Weiteren verminderte sich die Kreditrisikovorsorge auch auf Grund von Abbauerfolgen aus den Restbeständen des früheren Segments Real Estate Restructuring.

Finanzanlageergebnis
Das Finanzanlageergebnis belief sich zum 31. Dezember 2007 auf 611 Mio €. Hierin enthalten sind die im ersten Quartal 2007 vereinnahmten Veräußerungsgewinne aus dem Verkauf der Indexchange an die Barclays Bank PLC in Höhe von 219 Mio € und der Nordinvest an die Pioneer Gruppe in Höhe von 47 Mio €. Darüber hinaus ist das Finanzanlageergebnis durch den im zweiten Quartal 2007 gebuchten Gewinn aus dem Verkauf der restlichen Anteile an der Münchener Rück in Höhe von 113 Mio € positiv geprägt. Der im vierten Quartal erzielte Gewinn aus der Veräußerung der FMS Bank belief sich auf 292 Mio €.

Im Finanzanlageergebnis des Vorjahres in Höhe von 671 Mio € wirkten sich vor allem die Veräußerungsgewinne aus dem Verkauf der Activest Gesellschaften (543 Mio €), dem teilweisen Verkauf unseres Anteils an der Münchener Rück (217 Mio €), Realisierungsgewinne aus der Reduzierung unseres Anteilsbesitzes an Babcock & Brown Limited (55 Mio €) und an der Lufthansa AG (40 Mio €) positiv aus. Diese Gewinne wurden teilweise kompensiert durch Bewertungsaufwendungen in Höhe von 130 Mio € aus dem im Dezember 2006 vom Vorstand der HVB AG angekündigten Verkauf eines nicht strategischen Immobilienportfolios sowie durch Entkonsolidierungsverluste und Abschreibungen auf Investment Properties.

Financial Review (Fortsetzung)

Andere nicht operative Aufwendungen
Im GuV-Posten »Andere nicht operative Aufwendungen« wurden ausschließlich in 2006 Aufwendungen in Höhe von 153 Mio € ausgewiesen, die aus der Änderung von Parametern in der Ermittlung der Fair Values im Wesentlichen für Finanzinstrumente der Kategorien »Held for Trading« und »aFVtPL« resultierten (»changes in accounting estimates« gemäß IAS 8.32 ff.). Es handelte sich dabei um einen in dieser Größenordnung einmaligen Effekt aus der erstmaligen Anwendung des Fair-Value-Abschlags, der weiteren Einflussgrößen auf die Marktwertermittlung Rechnung trug. Wertänderungen des Fair-Value-Abschlags sind im Berichtsjahr im GuV-Posten »Handelsergebnis« mit –6 Mio € erfasst.

Ergebnis vor Steuern
Das Ergebnis vor Steuern stieg gegenüber dem Vorjahr um 83,1% auf 2962 Mio €. Auch bereinigt um die in diesem Kapitel im Abschnitt »Sondereffekte der Gewinn- und Verlustrechnung der HVB Group neu« aufgeführten positiven Sondereffekte aus der Kaufpreisverzinsung in Folge der Veräußerung aufgegebener Geschäftsbereiche (93 Mio €), aus den Veräußerungsgewinnen Indexchange (219 Mio €), Münchener Rückversicherungs-Gesellschaft AG (113 Mio €) und FMS Bank (292 Mio €) sowie um den GuV-Posten »Aufwendungen für Restrukturierungen« adjustiert übertrifft das Ergebnis vor Steuern des Berichtsjahres (2232 Mio €) das Vorjahresergebnis immer noch um nahezu eine Milliarde Euro bzw. 77,7%.

Ertragsteuern
Der Ertragsteueraufwand hat sich insbesondere auf Grund des im Vergleich zum Vorjahr stark gestiegenen Ergebnisses vor Steuern auf 794 Mio € erhöht nach einem Steuerertrag in Höhe von 125 Mio € im Vorjahr.

Bei den im Verhältnis zum Ergebnis vor Steuern in Höhe von 2962 Mio € niedrigen tatsächlichen Ertragsteuern (326 Mio €) haben sich neben der Verrechnung des steuerlichen Verlustvortrags auch Steuererstattungen für frühere Jahre und steuerfreie Erträge begünstigend ausgewirkt.

Die Aufwendungen aus latenten Steuern (468 Mio €) resultieren aus negativen Bewertungseffekten auf Grund der Unternehmensteuerreform 2008 (einmalige Belastung in Höhe von 195 Mio €) und der Nutzung von steuerlichen Verlustvorträgen sowie der Auflösung von temporären Differenzen.

Der im Vorjahr unter Ertragsteuern ausgewiesene Ertrag von 125 Mio € ist überwiegend auf die Erhöhung des Ansatzes bisher nicht angesetzter latenter Steuern auf den inländischen Verlustvortrag der HVB AG, steuerfreie Erträge und die Aktivierung des abgezinsten Körperschaftsteuerguthabens früherer Jahre auf Grund von Gesetzesänderungen zurückzuführen.

Fremdanteile am Ergebnis und Gewinn
Vom Ergebnis nach Steuern in Höhe von 2168 Mio € entfallen 118 Mio € auf Anteile Konzernfremder. Nach Abzug der Fremdanteile am Ergebnis erzielten wir einen Gewinn in Höhe von 2050 Mio €, der um ein Viertel über dem Vorjahresgewinn liegt. Bereinigt um die im Abschnitt »Sondereffekte der Gewinn- und Verlustrechnung der HVB Group neu« aufgeführten Sondereffekte konnte der Gewinn mit 1603 Mio € gegenüber dem bereinigten Vorjahresgewinn (1128 Mio €) deutlich um rund 42% gesteigert werden.

Sondereffekte der Gewinn- und Verlustrechnung der HVB Group neu
Das Ergebnis der HVB Group neu ist wie im Vorjahr auch im Berichtsjahr von Sondereffekten geprägt.

Im Geschäftsjahr 2007 gliedern sich die Sondereffekte wie folgt auf:
- Im Zinsüberschuss vereinnahmter begünstigender Effekt aus der vertraglich vereinbarten Kaufpreisverzinsung für den Zeitraum seit der außerordentlichen Hauptversammlung im Oktober 2006 bis zum tatsächlichen Zeitpunkt der Veräußerung der aufgegebenen Geschäftsbereiche (93 Mio €).
- Im Finanzanlageergebnis enthaltene Veräußerungsgewinne Indexchange Investment AG (Indexchange) in Höhe von 219 Mio €, Münchener Rückversicherungs-Gesellschaft AG (Münchener Rück) in Höhe von 113 Mio € und Financial Markets Service Bank GmbH (FMS Bank) in Höhe von 292 Mio €.
- GuV-Posten »Aufwendungen für Restrukturierungen« in Höhe von 13 Mio € (Ertragssaldo).
- In den Ertragsteuern ausgewiesene zusätzliche einmalige Ertragsteuern auf Grund der Anwendung des im dritten Quartal 2007 umgesetzten deutschen Unternehmensteuerreformgesetzes 2008 in Höhe von –195 Mio €.

Die Sondereffekte des Vorjahres betreffen im Einzelnen folgende Sachverhalte:

- Im Finanzanlageergebnis ausgewiesene Veräußerungsgewinne aus dem Verkauf der Activest Gesellschaften an die Pioneer Global Asset Management S.p.A. in Höhe von 543 Mio € und aus der teilweisen Veräußerung unseres Anteilsbesitzes an der Münchener Rück (217 Mio €).
- Im Finanzanlageergebnis enthaltene Bewertungsaufwendungen in Höhe von –130 Mio € aus dem am 13. Dezember 2006 vom Vorstand der HVB AG angekündigten Verkauf eines nicht strategischen Immobilienportfolios.
- GuV-Posten »Aufwendungen für Restrukturierungen« in Höhe von –60 Mio €.
- In der Kreditrisikovorsorge ausgewiesene pauschalierte Einzelwertberichtigungen in Höhe von –55 Mio €, die im Rahmen der Vorbereitung auf Basel II über Verbesserungen der Datenbasis bezüglich des Ausfallverhaltens bei Kunden mit 90 Tagen Zahlungsverzug und anderen Leistungsstörungen erstmals möglich wurden.
- In der Zeile »Andere nicht operative Aufwendungen« ausgewiesene Aufwendungen in Höhe von –153 Mio € aus der Änderung von Parametern in der Ermittlung der Fair Values im Wesentlichen für Finanzinstrumente der Kategorien »Held for Trading« und »at Fair Value through Profit or Loss« (aFVtPL) (Fair-Value-Abschlag).

Die auf Basis der oben genannten Sondereffekte (inklusive des jeweiligen darauf entfallenen Ertragsteuereffekts) bereinigte Erfolgsrechnung der HVB Group neu stellt sich wie folgt dar:

ERTRÄGE/AUFWENDUNGEN	2007 in Mio €	2006 in Mio €	VERÄNDERUNG in Mio €	VERÄNDERUNG in %
Überschuss aus originärem Zinsgeschäft	3660	3148	+ 512	+ 16,3
Dividenden und ähnliche Erträge aus Kapitalinvestitionen	376	251	+ 125	+ 49,8
Zinsüberschuss	**4036**	**3399**	**+ 637**	**+ 18,7**
Provisionsüberschuss	1721	1753	– 32	– 1,8
Handelsergebnis	592	768	– 176	– 22,9
Saldo sonstige Aufwendungen/Erträge	169	32	+ 137	>+100,0
Zinsunabhängige Erträge	**2482**	**2553**	**– 71**	**– 2,8**
OPERATIVE ERTRÄGE	**6518**	**5952**	**+ 566**	**+ 9,5**
Personalaufwand	–2067	–2216	+ 149	– 6,7
Andere Verwaltungsaufwendungen	–1250	–1166	– 84	+ 7,2
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	–259	–313	+ 54	– 17,3
Verwaltungsaufwand	**–3576**	**–3695**	**+ 119**	**– 3,2**
OPERATIVES ERGEBNIS	**2942**	**2257**	**+ 685**	**+ 30,4**
Zuführungen zu Rückstellungen	–161	–164	+ 3	– 1,8
Abschreibungen auf Geschäfts- oder Firmenwerte	0	0	0	0,0
Aufwendungen für Restrukturierungen	0	0	0	0,0
Kreditrisikovorsorge	–536	–878	+ 342	– 39,0
Finanzanlageergebnis	–13	41	– 54	
Andere nicht operative Aufwendungen	0	0	0	0,0
ERGEBNIS VOR STEUERN	**2232**	**1256**	**+ 976**	**+ 77,7**
Ertragsteuern	–511	–25	– 486	>+100,0
ERGEBNIS NACH STEUERN	**1721**	**1231**	**+ 490**	**+ 39,8**
Fremdanteile am Ergebnis	–118	–103	– 15	+ 14,6
GEWINN/VERLUST DER HVB GROUP NEU	**1603**	**1128**	**+ 475**	**+ 42.1**

Financial Review (FORTSETZUNG)

Rentabilitätskennziffern
Die Eigenkapitalrentabilität der HVB Group neu weisen wir gemäß der bei der UniCredit Gruppe üblichen Definition (bezogen auf 6,8% Eigenkapitalbindung gemessen an den durchschnittlichen Risikoaktiva) aus. Dabei wird im Zähler der Kennzahl die jeweilige Gewinngröße um kalkulatorische Zinsen auf das so genannte durchschnittliche Überschusskapital adjustiert. Der dabei angewendete Zinssatz entspricht dem jeweils in der Segmentberichterstattung bei der Veranlagung des für mehrdivisionale Gesellschaften zugeordneten Eigenkapitals (2007: 3,8%; 2006: 3,4%). Das Überschusskapital definieren wir als Unterschiedsbetrag zwischen den IFRS-Eigenkapitalbestandteilen Gezeichnetes Kapital, Kapitalrücklage und andere Rücklagen inklusive des vereinnahmten Gewinns aus der Veräußerung der aufgegebenen Geschäftsbereiche und dem Kapitalbetrag, der sich, bezogen auf 6,8% Kapitalbindung gemessen an den durchschnittlichen Risikoaktiva, ergibt.

Die HVB Group erzielte im Geschäftsjahr 2007 eine Eigenkapitalrentabilität nach Steuern in Höhe von 17,6% und vor Steuern von 25,0%. Bereinigt um die erwähnten Einmaleffekte liegen die Kennzahlenwerte nach Steuern mit 13,3% und vor Steuern mit 17,9% trotz der Finanzmarktturbulenzen deutlich über den Vorjahreswerten (31. Dezember 2006: Eigenkapitalrentabilität nach Steuern 15,9%, bereinigt: 11,1%, und Eigenkapitalrentabilität vor Steuern 16,1%, bereinigt: 12,7%). Insgesamt spiegelt sich darin die Stärke und Widerstandsfähigkeit unseres Geschäftsmodells auch in der Finanzmarktkrise wider.

Ergebnis der aufgegebenen Geschäftsbereiche

Die vom Vorstand und Aufsichtsrat am 12. September 2006 beschlossenen Übertragungen der Bank Austria Creditanstalt AG (BA-CA), der Joint Stock Commercial Bank Ukraine (HVB Bank Ukraine), der Closed Joint Stock Company International Moscow Bank (IMB) (umfirmiert in ZAO UniCredit Bank, Moskau, seit Dezember 2007; im Folgenden weiterhin als IMB bezeichnet), der AS UniCredit Bank (vormals HVB Bank Latvia AS, Riga) sowie der HVB AG Filialen Tallinn, Estland, und Vilnius, Litauen, denen am 25. Oktober 2006 die außerordentliche Hauptversammlung zugestimmt hat, stellen gemäß IFRS 5 einen aufgegebenen Geschäftsbereich dar. Deshalb werden in der Gewinn- und Verlustrechnung die Ergebnisse der aufgegebenen Geschäftsbereiche erst nach dem Gewinn nach Steuern und nach Minderheiten der HVB Group neu (fortzuführende Geschäftsbereiche) erfasst.

Nach der Übertragung der als aufgegebene Geschäftsbereiche definierten Gesellschaften bzw. Teilkonzerne BA-CA Gruppe, IMB, AS UniCredit Bank, HVB Bank Ukraine im ersten Quartal 2007 und deren Entkonsolidierung mit Wirkung zum 1. Januar 2007 wurden im dritten Quartal 2007 auch die HVB AG Filialen Tallinn und Vilnius vollständig übertragen. In der Gewinn- und Verlustrechnung der HVB Group schlagen sich deshalb in 2007 nach dem Gewinn der HVB Group neu in den separaten GuV-Posten »Ergebnis nach Steuern der aufgegebenen Geschäftsbereiche« bzw. »Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche« neben den Entkonsolidierungsgewinnen der übertragenen Teilkonzerne bzw. Gesellschaften inklusive der entsprechenden Steuern und Fremdanteile auch die Ergebnisse aus der Geschäftstätigkeit der HVB AG Filialen Tallinn und Vilnius bis 1. März 2007 (Economic Completion Date) nieder. Die Vorjahresvergleichszahlen der genannten GuV-Posten enthalten dagegen noch die Ergebnisse aus der Geschäftstätigkeit aller übertragenen Gesellschaften.

Vom Gewinn nach Steuern und nach Abzug der Fremdanteile der HVB Group gesamt in Höhe von 5748 Mio € (Vorjahr: 4420 Mio €) entfallen, bedingt durch die Gewinne aus der Entkonsolidierung der BA-CA Gruppe, der IMB, der AS UniCredit Bank, der HVB Bank Ukraine und der HVB AG Filialen Tallinn und Vilnius 3698 Mio € auf aufgegebene Geschäftsbereiche. Im Vorjahr lag der Gewinn nach Steuern und nach Fremdanteilen der aufgegebenen Geschäftsbereiche bei 2780 Mio €, der maßgeblich durch Sondereffekte positiv beeinflusst war. Diese im Geschäftsbericht 2006 (Seite 106) näher beschriebenen Sondereffekte beliefen sich für die aufgegebenen Geschäftsbereiche beim Ergebnis vor Steuern auf 1868 Mio €.

Gewinnverwendung
In der HVB Group gesamt inklusive des Erfolgsbeitrags aufgegebener Geschäftsbereiche (Veräußerungsgewinne) haben wir vom Gewinn (5748 Mio €) den Rücklagen 1674 Mio € zugeführt. Der Konzerngewinn (= Bilanzgewinn der HVB AG) beträgt 4074 Mio €. Der Hauptversammlung schlagen wir vor zu beschließen, eine Dividende in Höhe von 402 Mio € an die Aktionäre auszuschütten sowie eine weitere Einstellung in die Gewinnrücklagen in Höhe von 3672 Mio € vorzunehmen. Die Dividendensumme in Höhe von 402 Mio € entspricht einer Dividende von 0,50 € je Stammaktie und je Vorzugsaktie sowie einem Vorausgewinnanteil von 0,064 € je Vorzugsaktie. Damit erhöhen wir die Dividende je Stammaktie in Anlehnung an unsere gute operative Geschäftsentwicklung gegenüber dem Vorjahr (0,40 €) um ein Viertel.

Segmentergebnis nach Divisionen
Zum Ergebnis vor Steuern der HVB Group neu in Höhe von 2962 Mio € haben die Divisionen

Privat- und Geschäftskunden	264 Mio €
Wealth Management	207 Mio €
Firmen- & Kommerzielle Immobilienkunden	761 Mio €
Markets & Investment Banking	1572 Mio €
Sonstige/Konsolidierung	158 Mio €

beigetragen.

Im dritten Quartal 2007 wurden innerhalb der UniCredit Gruppe in der Division Corporates die Aktivitäten aus den Bereichen Correspondent Banking, Documentary Business, Forfaiting, Structured Trade und Export Finance & International and Domestic Corporate Payments gebündelt, um künftige Wachstumschancen optimal auszunutzen. Deshalb wurden auch im Segmentbericht der HVB Group diese Geschäftsaktivitäten erstmals per Ende September 2007 rückwirkend zum 1. Januar 2007 innerhalb der Division Firmen- & Kommerzielle Immobilienkunden in der neu gebildeten Subdivision »Global Financial Services (GFS)« separat dargestellt. Da sich die oben beschriebenen Aktivitäten bisher in der Division Markets & Investment Banking niederschlugen, kam es zu Verschiebungen in der Segmentzuordnung und Abbildung von Volumina sowie Erträgen und Aufwendungen für die oben genannten Geschäftsaktivitäten und Kunden zwischen den Segmenten Markets & Investment Banking und Firmen- & Kommerzielle Immobilienkunden.

Daneben gab es weitere kleinere Reorganisationen im Zusammenhang mit den Bestrebungen einer klaren strategischen Ausrichtung der Divisionen, die zu veränderten Segmentzuordnungen bei allen Segmenten führten. Die Zahlen der Vergleichsperioden dieses Geschäftsjahres sowie der des Vorjahres wurden entsprechend den oben genannten Veränderungen angepasst.

Die Erfolgsrechnungen der einzelnen Segmente sowie die Erläuterungen zur wirtschaftlichen Entwicklung in den einzelnen Segmenten haben wir in diesem Geschäftsbericht in der Note 27 »Erfolgsrechnung nach Divisionen« erläutert. Die Inhalte und Zielsetzungen der einzelnen Divisionen sind in der Note 26 »Erläuterungen zur Segmentberichterstattung nach Divisionen« ausführlich beschrieben.

Finanz- und Vermögenslage

Bilanzvolumen

Die Bilanzsumme der HVB Group belief sich zum 31. Dezember 2007 auf 422,1 Mrd €. Im Vergleich mit dem Jahresende 2006 bedeutet dies einen Rückgang in Höhe von 85,9 Mrd € bzw. 16,9%. Dabei ermäßigte sich auf der Aktivseite die Position »Vermögenswerte aufgegebener Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen« um 164,2 Mrd €. Dieser starke Rückgang ergibt sich aus den durchgeführten Übertragungen der wesentlichen in dieser Position per 31. Dezember 2006 noch enthaltenen Gesellschaften bzw. Vermögenswerte. Es handelt sich hierbei um die als aufgegebene Geschäftsbereiche definierten BA-CA Gruppe, IMB, AS UniCredit Bank, HVB Bank Ukraine, HVB AG Filialen Tallinn und Vilnius sowie um die zum Jahresende 2006 noch als zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen klassifizierten Gesellschaften Indexchange, HVB Payment & Services GmbH (PAS) und Nordinvest sowie um ein nicht strategisches Immobilienportfolio.

Der Rückgang der Bilanzsumme durch die beschriebenen Verkäufe wurde teilweise kompensiert durch den Volumenszugang aus der Übertragung der Investment Banking-Aktivitäten der UBM auf die HVB AG. Per 31. Dezember 2007 beläuft sich das Aktivvolumen der übertragenen Aktivitäten auf 78,5 Mrd € (Erstkonsolidierungseffekt). Insbesondere dadurch erhöhten sich die Handelsaktiva um 73,2 Mrd € auf 180,9 Mrd €.

Daneben stiegen auf der Aktivseite vor allem die Forderungen an Kreditinstitute um 5,0 Mrd € und die HtM-Finanzinstrumente um 2,6 Mrd € während sich die Forderungen an Kunden um 3,8 Mrd € ermäßigten.

Analog zur Aktivseite geht der Rückgang der Bilanzsumme auf der Passivseite ebenfalls im Wesentlichen auf die Entkonsolidierung der in der Position »Verbindlichkeiten aufgegebener Geschäftsbereiche und Verbindlichkeiten von zur Veräußerung gehaltenen Veräußerungsgruppen« im Vorjahr enthaltenen Gesellschaften und Aktivitäten zurück. Diese Position reduzierte sich um 152,9 Mrd €. Teilweise kompensiert wurde dieser Rückgang durch den beschriebenen Erstkonsolidierungseffekt aus den übertragenen Investment Banking-Aktivitäten der UBM. Vor allem durch diesen Effekt erhöhten sich die Handelspassiva um 54,5 Mrd € auf 115,2 Mrd €. Daneben erhöhten sich auch die Verbindlichkeiten gegenüber Kunden mit einem Anstieg um 15,9 Mrd € deutlich, während sich die verbrieften Verbindlichkeiten um 8,0 Mrd € reduzierten.

Financial Review (FORTSETZUNG)

Der Anstieg des Eigenkapitals um 4,0 Mrd € auf 24,0 Mrd € geht in erster Linie auf den Gewinn des Geschäftsjahres 2007 in Höhe von rund 5,7 Mrd € zurück, der von den Veräußerungsgewinnen aufgegebener Geschäftsbereiche in Höhe von 3,7 Mrd € maßgeblich geprägt ist; ebenfalls wegen der Entkonsolidierung der als aufgegebene Geschäftsbereiche definierten Gesellschaften und Teilkonzerne reduzierten sich die Anteile im Fremdbesitz um 2,5 Mrd €. Daneben erhöhte sich das Eigenkapital durch die im Rahmen der Übertragung der Investment Banking-Aktivitäten der UBM durchgeführte Kapitalerhöhung gegen Sacheinlage um 1060 Mio € (gezeichnetes Kapital +155 Mio €, Kapitalrücklage +905 Mio €). Zusätzlich wurden die anderen Rücklagen um 2,9 Mrd € erhöht, während sich die Rücklagen aus Bewertungsveränderungen von Finanzinstrumenten um insgesamt 0,9 Mrd € ermäßigten. Die Veränderung der Rücklagen aus Bewertungsveränderungen resultiert mit –0,3 Mrd € aus der Cashflow-Hedge-Rücklage und mit –0,6 Mrd € aus der AfS-Rücklage. Der Rückgang der AfS-Rücklage ist mit 0,4 Mrd € überwiegend auf den Entkonsolidierungseffekt der aufgegebenen Geschäftsbereiche zurückzuführen. Darüber hinaus wirken sich auch Verkäufe von AfS-Beständen (zum Beispiel Anteile an der Münchener Rück) reduzierend aus. In der gesamten AfS-Rücklage in Höhe von 0,6 Mrd € sind negative Fair-Value-Schwankungen, die im Zusammenhang mit den Finanzmarktturbulenzen stehen, aus ABS-Papieren der Kategorie »Available for Sale«, bei denen keine Impairmentkriterien gemäß IAS 39.59 vorlagen und bei denen sonst keine Wertberichtigungen vorzunehmen waren, in Höhe von lediglich –52 Mio € enthalten.

Die ordentliche Hauptversammlung hat am 26./27. Juni 2007 beschlossen, vom Bilanzgewinn 2006 der HVB AG (622 Mio €) eine Ausschüttung in Höhe von 301 Mio € vorzunehmen. Dies entspricht einer Dividende von 0,40 € je Stammaktie und je Vorzugsaktie sowie einem Vorausgewinnanteil von 0,064 € je Vorzugsaktie. Der verbleibende Betrag von 321 Mio € wurde gemäß Hauptversammlungsbeschluss in die anderen Rücklagen eingestellt.

Risikoaktiva, Kapitalquoten und Liquidität der HVB Group

Die Risikoaktiva der HVB Group gemäß KWG (ohne Marktrisiken) verringerten sich gegenüber dem Vorjahresultimo 2006 um 87,7 Mrd € auf 131,6 Mrd €. Ausschlaggebend hierfür waren unter anderem die Entkonsolidierung diverser Tochtergesellschaften (unter anderem BA-CA Gruppe, IMB, AS UniCredit Bank, HVB Bank Ukraine) sowie die im Folgenden genannten Verbriefungsaktivitäten.

Gegenläufige Effekte ergaben sich durch die Übertragung der wesentlichen Vermögensgegenstände und dazugehörigen Verbindlichkeiten der UBM auf die HVB AG im April 2007.

Die HVB Group hat in 2007 ihre Verbriefungsaktivitäten mit vier neuen Verbriefungstransaktionen (Geldilux-TS-2007; EuroConnect Issuer LC 2007-1; EuroConnect Issuer SME 2007-1 und Building Comfort 2007-1) fortgesetzt. Das hierdurch neu ausplatzierte Kreditvolumen belief sich zum Jahresende auf 11,4 Mrd € bei einer Entlastung der gewichteten Risikoaktiva nach KWG in Höhe von 7,7 Mrd €. In 2007 sind hingegen die Transaktionen Promise-XXS-2003-1, Provide-A-2001-1 sowie Geldilux-TS-2003 mit einem Gesamtkreditvolumen von 1,0 Mrd € ausgelaufen. Hierdurch ist eine Entlastung der gewichteten Risikoaktiva nach KWG in Höhe von 0,9 Mrd € entfallen.

Das Kernkapital der HVB Group gemäß KWG belief sich zum Jahresende 2007 auf 19,9 Mrd €, die Eigenmittel auf 25,9 Mrd €. Damit ergibt sich eine Kernkapitalquote (exkl. Marktrisikopositionen) in Höhe von 15,1% und eine Eigenmittelquote von 17,8%.

Die Liquidität eines Kreditinstituts wird bankaufsichtsrechtlich anhand der Liquiditätskennzahl gemäß § 11 KWG beurteilt. Diese Kennzahl setzt die innerhalb eines Monats verfügbaren Zahlungsmittel ins Verhältnis zu den in diesem Zeitraum abrufbaren Zahlungsverpflichtungen. Die Liquidität gilt als ausreichend, wenn der Kennzahlenwert mindestens 1,0 beträgt. In der HVB AG belief sich der Wert für das Jahr 2007 auf durchschnittlich 1,2 (2006: 1,2).

Unternehmenskäufe und -verkäufe

Im Rahmen der strategischen Neuausrichtung der Bank wurden unsere Anteile an der Bank Austria Creditanstalt AG (9. Januar 2007) an die UniCredit, der Joint Stock Commercial Bank Ukraine an die Bank Pekao S.A. (30. März 2007) sowie der Closed Joint Stock Company International Moscow Bank (11. Januar 2007) und der AS UniCredit Bank (vormals HVB Bank Latvia AS, Riga, 10. Januar 2007) an die BA-CA übertragen. Außerdem wurden die HVB AG Filialen Tallinn, Estland, und Vilnius, Litauen, im dritten Quartal 2007 mit Wirkung zum 1. März 2007 an die AS UniCredit Bank, Riga, verkauft.

Zum Zwecke der Bündelung der Investment Banking-Aktivitäten der gesamten UniCredit Gruppe in der HVB wurde am 1. April 2007 das Investment Banking-Geschäft der UniCredit Banca Mobiliare S.p.A. (UBM) gegen Ausgabe neuer Stammaktien auf die HVB AG übertragen.

Die Indexchange Investment AG, München, wurde am 8. Februar 2007 an die Barclays Bank PLC zu einem Preis von rund 240 Mio € verkauft. Im Rahmen der Bündelung der Asset Management-Aktivitäten in der UniCredit Gruppe wurde die Norddeutsche Investment-Gesellschaft mbH, Hamburg, am 31. Januar 2007 an die Pioneer Global Asset Management S.p.A. übertragen.

Des Weiteren wurden die HVB Payments & Services GmbH, München, mit Wirkung zum 1. Januar 2007 an die Deutsche Postbank AG und die Financial Markets Service Bank GmbH, München, mit Wirkung zum 31. Dezember 2007 an den französischen Finanzdienstleister CACEIS veräußert.

In den oben genannten Erläuterungen wurden die wesentlichen Veränderungen im Konsolidierungskreis der HVB Group aufgeführt. Weitere Veränderungen bezüglich der in den Konzernabschluss einbezogenen Gesellschaften sind in der Note 4 »Konsolidierungskreis« dargestellt.

Konzernstruktur und Geschäftstätigkeit

Rechtliche Konzernstruktur

Die Bayerische Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) entstand 1998 durch die Fusion der Bayerische Vereinsbank Aktiengesellschaft mit der Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft und ist die Muttergesellschaft der HVB Group mit Sitz in München. Seit November 2005 ist die HVB AG ein verbundenes Unternehmen der UniCredito Italiano S.p.A. (UniCredit), Rom, und damit seitdem als Teilkonzern ein wesentlicher Bestandteil der UniCredit Gruppe. Grundlagenvereinbarung für den Zusammenschluss der HVB AG und der UniCredit ist das am 12. Juni 2005 abgeschlossene Business Combination Agreement (BCA), das automatisch fünf Jahre nach Vollzug des Umtauschangebots endet, sofern es nicht durch die UniCredit verlängert wird.

Nach Beschluss des Aufsichtsrats und Vorstands am 12. September 2006 zur Veräußerung der Anteile an der Bank Austria Creditanstalt AG (BA-CA) sowie weiterer Einheiten in Zentral- und Osteuropa und der Zustimmung unserer Aktionäre auf der außerordentlichen Hauptversammlung am 25. Oktober 2006 erfolgte im ersten Quartal 2007 die Übertragung der Anteile der Bank Austria Creditanstalt AG an die UniCredit, der Joint Stock Commercial Bank Ukraine (HVB Bank Ukraine) an die Bank Pekao S.A. sowie der Closed Joint Stock Company International Moscow Bank (IMB) und der AS UniCredit Bank (vormals HVB Bank Latvia AS, Riga) an die BA-CA; im dritten Quartal 2007 wurde der Verkauf der Filialen der HVB AG in Tallinn, Estland, und Vilnius, Litauen, an die AS UniCredit Bank vollzogen.

Am 30. März 2007 haben der Verwaltungsrat der UniCredit Banca Mobiliare S.p.A. (UBM) sowie der Vorstand und der Aufsichtsrat der HypoVereinsbank die Einbringung des Investment Banking-Geschäfts der UBM, basierend auf einem Bewertungsgutachten von PricewaterhouseCoopers AG Wirtschaftsprüfungsgesellschaft (PwC), gegen Ausgabe von 51 684 532 neuer Stammaktien der HVB genehmigt. Der Transfer wurde am 1. April 2007 wirksam. Diese Transaktion war ein wesentlicher Schritt, die Investment Banking-Aktivitäten der gesamten UniCredit Gruppe bei der HVB zu bündeln.

Financial Review (FORTSETZUNG)

Auf der ordentlichen Hauptversammlung der Gesellschaft am 26./27. Juni 2007 wurde die Übertragung der Anteile der Minderheitsaktionäre der HypoVereinsbank im Rahmen eines Squeeze-out-Verfahrens auf die UniCredit gegen Gewährung einer angemessenen Barabfindung (38,26 € je Aktie) mit einer Mehrheit von 98,77% der abgegebenen Stimmen beschlossen.

Bis zum Vollzug des Squeeze-outs, der mit der Eintragung ins Handelsregister wirksam wird, bleiben die Stammaktien der HVB AG zum amtlichen Handel an allen deutschen Wertpapierbörsen zugelassen, sowie an der Börse in Wien, der Euronext in Paris und der Schweizer Wertpapierbörse SWX Swiss Exchange.

Nach Übertragung der Tochtergesellschaften BA-CA, IMB, AS UniCredit Bank, HVB Bank Ukraine sowie der HVB AG Filialen Tallinn und Vilnius wurden insbesondere von Aktionären der HVB AG zahlreiche Rechtsstreitigkeiten eingeleitet. Diese Rechtsstreitigkeiten sind im Einzelnen im Risk Report im Abschnitt »Operationelles Risiko« detailliert dargestellt.

Angaben gemäß §315 Abs. 4 HGB im Zusammenhang mit dem Übernahmerichtlinie-Umsetzungsgesetz

Zusammensetzung des gezeichneten Kapitals

Im Zusammenhang mit der Einbringung des Investment Banking-Geschäfts der UniCredit Banca Mobiliare S.p.A. (UBM), Mailand, im Wege einer Kapitalerhöhung gegen Sacheinlagen erhöhte sich das gezeichnete Kapital der HVB AG gegenüber dem Jahresende 2006 um 155053596,– €. Die Kapitalerhöhung wurde am 3. April 2007 in das Handelsregister eingetragen. Das gezeichnete Kapital der HVB AG beträgt seither 2407151016,– € und ist eingeteilt in 2363490216,– € auf den Inhaber lautende Stammaktien, zerlegt in 787830072 Stückaktien und 43660800,– € auf den Namen lautende Vorzugsaktien ohne Stimmrecht, zerlegt in 14553600 Stückaktien. Auf die nennwertlosen Stückaktien entfällt ein anteiliger Betrag des Grundkapitals von 3,– €. Die Aktien sind voll eingezahlt. Die Stammaktien machen 98,19% und die Vorzugsaktien 1,81% des Grundkapitals aus.

Die Stammaktien lauten nach §6 Abs. 1 der Satzung auf den Inhaber oder auf Namen. Namensstammaktien sind zurzeit nicht ausgegeben. Bei Neuausgabe von Aktien kann der Vorstand gemäß §6 Abs. 1 der Satzung mit Zustimmung des Aufsichtsrats bestimmen, ob und wie viele Inhaber- bzw. Namensstammaktien ausgegeben werden. Aktionäre, welche auf den Inhaber lautende Stammaktien besitzen, sind zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts unter den in §18 Abs. 2 der Satzung geregelten Voraussetzungen berechtigt. Jede Stammaktie gewährt in der Hauptversammlung eine Stimme.

Die Vorzugsaktien sind stimmrechtslos und lauten auf Namen. Sie erhalten aus dem Bilanzgewinn einen nachzahlbaren Vorausgewinnanteil von 0,064 € je Stückaktie sowie einen weiteren Gewinnanteil in derselben Höhe wie die Stammaktien. Der Anspruch auf Nachzahlung des Vorausgewinnanteils ist den Vorzugsaktionären als selbstständiges Recht eingeräumt. Aktionäre, welche auf den Namen lautende Vorzugsaktien besitzen, sind zur Teilnahme an der Hauptversammlung unter den in §18 Abs. 1 der Satzung geregelten Voraussetzungen berechtigt. Die Vorzugsaktien, die nicht an der Börse notiert sind, resultieren aus dem Zusammenschluss mit der Bayerischen Staatsbank im Jahre 1971 und werden inzwischen ausschließlich von der UniCredito Italiano S.p.A. (UniCredit), Rom, gehalten. Die Ausgabe weiterer Vorzugsaktien ohne Stimmrecht mit gleichstehenden Rechten bleibt vorbehalten.

Weitere Rechte und Pflichten der Inhaber von Stamm- und Vorzugsaktien ergeben sich aus dem Aktiengesetz, insbesondere aus den §§12, 53a ff., 118 ff. und 186 AktG.

Beschränkungen, die Stimmrechte oder die Übertragung von Aktien betreffen

Die auf Namen lautenden Vorzugsaktien können gemäß §6 Abs. 2 der Satzung in Verbindung mit §68 Abs. 2 AktG nur mit Zustimmung der Gesellschaft übertragen werden. Aus eigenen Aktien stehen der Gesellschaft gemäß §71b) AktG keine Rechte zu. Etwaige Beschränkungen in Bezug auf die Ausübung von Stimmrechten oder die Übertragung von Aktien, die sich aus Vereinbarungen zwischen Gesellschaftern ergeben können, sind uns nicht bekannt.

UniCredit hat sich gemäß Ziffer 6.2 des mit der HVB am 12. Juni 2005 abgeschlossenen Business Combination Agreement (BCA) verpflichtet, weder den Verkauf noch die Übertragung oder anderweitige Veräußerung von HVB-Aktien, die im Rahmen oder im Zusammenhang mit dem Zusammenschluss erworben wurden, an einen Dritten außerhalb der gemeinsamen Gruppe zu bewirken. Das BCA endet automatisch fünf Jahre nach Vollzug des Umtauschangebots, sofern es nicht durch UniCredit verlängert wird.

Direkte und indirekte Beteiligungen am Kapital, die 10% der Stimmrechte überschreiten

Nach dem Wertpapierhandelsgesetz (WpHG) hat jeder Anleger, der durch Erwerb, Veräußerung oder auf sonstige Weise bestimmte Anteile an Stimmrechten der Gesellschaft erreicht, überschreitet oder unterschreitet, dies der Gesellschaft und der Bundesanstalt für Finanzdienstleistungsaufsicht mitzuteilen.

Gemäß Mitteilung nach §21 WpHG vom 22. November 2005 hielt die UniCredit seit dem 17. November 2005 insgesamt 93,9% des Grundkapitals und 93,8% der stimmberechtigten Inhaber-Stammaktien der Gesellschaft, davon 0,001% indirekt. Nach ihrer Ad-hoc-Mitteilung vom 23. Januar 2007 hatte sich der Anteil der UniCredit am Grundkapital der HVB AG zu diesem Zeitpunkt auf 95% erhöht.

Am 10. April 2007, also nach Durchführung der Kapitalerhöhung gegen Sacheinlagen, hat die UBM, eine 100%ige Tochtergesellschaft der UniCredit, gemäß §21 WpHG der Gesellschaft mitgeteilt, dass sie seit dem 3. April 2007 insgesamt 6,56% der stimmberechtigten Inhaber-Stammaktien der HVB AG hält. Am 16. Mai 2007, also zum Zeitpunkt der Einberufung der Hauptversammlung des Jahres 2007, sowie während der Hauptversammlung am 26. und 27. Juni 2007, in der am 27. Juni unter anderem über die Übertragung der Aktien der Minderheitsaktionäre auf die UniCredit Beschluss gefasst wurde, hielt die UniCredit direkt 88,8% sowie indirekt (über die Tochtergesellschaft UBM) weitere 6,56%, insgesamt also 95,36% des stimmberechtigten Kapitals. Der direkt und indirekt gehaltene Anteil am Grundkapital der HVB AG beläuft sich seither auf rund 95,45%.

Die UniCredit hatte im Jahr 2005 ein Übernahmeangebot abgegeben, das – wie aus den dargestellten Beteiligungsverhältnissen hervorgeht – von der weitaus überwiegenden Anzahl der Aktionäre angenommen worden ist. Am 23. Januar 2007 hat die UniCredit angekündigt, bei der HVB ein Squeeze-out-Verfahren einzuleiten. Der Beschluss der Hauptversammlung vom 26./27. Juni 2007, die Aktien der Minderheitsaktionäre auf die UniCredit gegen Gewährung einer angemessenen Barabfindung (38,26 € je Aktie) zu übertragen, ist von zahlreichen Minderheitsaktionären angefochten worden. Ab Eintragung des Hauptversammlungsbeschlusses im Handelsregister der Gesellschaft wird die UniCredit über 100% des Grundkapitals der HVB verfügen.

Aktien mit Sonderrechten, die Kontrollbefugnisse verleihen

Die Gesellschaft hat keine Aktien ausgegeben, die eine besondere Einflussnahmemöglichkeit auf die Gesellschaftsorgane und damit eine besondere Kontrollbefugnis verleihen.

Art der Stimmrechtskontrolle im Falle von Arbeitnehmerbeteiligungen

Eine Trennung zwischen Stimmrechtskontrolle und Aktie im Zusammenhang mit Arbeitnehmerbeteiligungen besteht nicht. Sofern Mitarbeiter der HVB Aktien der Gesellschaft halten, können sie ihr Stimmrecht – wie jeder andere Aktionär – entweder selbst ausüben oder durch einen Bevollmächtigten oder durch einen weisungsgebundenen Stimmrechtsvertreter des Unternehmens ausüben lassen.

Gesetzliche Vorschriften und Bestimmungen der Satzung über die Ernennung und Abberufung von Vorstandsmitgliedern und die Änderung der Satzung

Die Bestellung und Abberufung von Vorstandsmitgliedern richtet sich nach den gesetzlichen Vorschriften in §§84, 85 AktG und §31 MitbestG. Danach werden Vorstandsmitglieder vom Aufsichtsrat auf höchstens fünf Jahre bestellt. Eine wiederholte Bestellung oder Verlängerung der Amtszeit ist zulässig. Nach §31 MitbestG ist für die Bestellung von Vorstandsmitgliedern eine Mehrheit von mindestens zwei Dritteln der Mitglieder des Aufsichtsrats erforderlich. Kommt hiernach eine Bestellung nicht zustande, hat der Vermittlungsausschuss des Aufsichtsrats innerhalb eines Monats nach der Abstimmung dem Aufsichtsrat einen Vorschlag für die Bestellung zu unterbreiten. Der Aufsichtsrat bestellt dann die Mitglieder des Vorstands mit der Mehrheit der Stimmen seiner Mitglieder. Kommt auch hiernach eine Bestellung nicht zustande, hat bei einer erneuten Abstimmung der Aufsichtsratsvorsitzende zwei Stimmen. Der Aufsichtsrat ist nach §84 Abs. 3 AktG berechtigt, die Bestellung zum Vorstandsmitglied aus wichtigem Grund zu widerrufen. Nach dem Kreditwesengesetz (KWG) muss der Bundesanstalt für Finanzdienstleistungsaufsicht und der Deutschen Bundesbank vor der beabsichtigten Bestellung von Vorstandsmitgliedern nachgewiesen werden, dass diese in ausreichendem Maße theoretische und praktische Kenntnisse in den Geschäften der Bank sowie Leitungserfahrung haben (§§24 Abs. 1 Nr. 1, 33 Abs. 2 KWG).

Der Vorstand der HVB AG besteht gemäß §7 der Satzung aus mindestens zwei Mitgliedern; im Übrigen bestimmt der Aufsichtsrat die Zahl der Vorstandsmitglieder. Entsprechend der divisionalen Organisationsstruktur der HVB AG besteht der Vorstand zurzeit aus zehn Mitgliedern, wobei die Mandatslaufzeit bei acht Mitgliedern des Vorstands am 31. Dezember 2008 und bei den beiden weiteren Vorstandsmitgliedern am 22. Februar bzw. am 31. März 2009 endet. Die Mitglieder des Vorstands der HVB AG werden in der Regel für einen Zeitraum von nicht mehr als drei Jahren bestellt.

Satzungsänderungen bedürfen gemäß § 179 AktG eines Beschlusses der Hauptversammlung. Der Beschluss bedarf einer Mehrheit von mindestens drei Viertel des bei der Beschlussfassung vertretenen Grundkapitals. Eine Satzungsänderung wird gemäß § 181 Abs. 3 AktG erst mit Eintragung in das Handelsregister wirksam. Die von der Hauptversammlung am 23. Mai 2006 beschlossene Änderung von § 4 der Satzung wurde angefochten und ist daher noch nicht in das Handelsregister eingetragen worden. Die Befugnis zu Satzungsänderungen, die nur die sprachliche Form, nicht jedoch deren Inhalt betreffen (Fassungsänderung), kann die Hauptversammlung auf den Aufsichtsrat übertragen. Gemäß § 21 Abs. 3 der Satzung der HVB ist diese Befugnis dem Aufsichtsrat eingeräumt worden. In der Regel macht der Aufsichtsrat von dieser Befugnis bei Kapitalerhöhungen aus dem genehmigten Kapital, die eine Änderung von § 5 der Satzung (Grundkapital) zur Folge haben, Gebrauch.

Befugnisse des Vorstands, insbesondere Aktien auszugeben oder zurückzukaufen

Der Vorstand leitet das Unternehmen in eigener Verantwortung und arbeitet mit den übrigen Organen der Gesellschaft und den Arbeitnehmervertretungen zum Wohle des Unternehmens vertrauensvoll zusammen. Er entwickelt die strategische Ausrichtung des Unternehmens, stimmt sie mit dem Aufsichtsrat ab und verantwortet ihre Umsetzung.

Auf Grund eines Beschlusses der Hauptversammlung vom 29. April 2004 ist der Vorstand gemäß § 5 Abs. 2 der Satzung zur Aktienausgabe aus genehmigtem Kapital (§§ 202 ff. AktG) ermächtigt. Hiernach ist der Vorstand ermächtigt, bis zum 29. April 2009 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats durch Ausgabe neuer Aktien gegen Bareinlagen oder auch gegen Sacheinlagen einmalig oder mehrmalig, jedoch insgesamt höchstens um nominal 834 946 404,– € durch Ausgabe von bis zu 278 315 468 Stückaktien zu erhöhen. Es dürfen entweder nur Stammaktien oder Stammaktien und stimmrechtslose Vorzugsaktien, die mit den gleichen Rechten wie die bereits bestehenden Vorzugsaktien ohne Stimmrecht ausgestattet sind, ausgegeben werden.

Für den Fall der Ausgabe von Stammaktien und Vorzugsaktien steht unter entsprechendem Ausschluss des Bezugsrechts auf Stammaktien in diesem Fall ein Bezugsrecht auf Vorzugsaktien ausschließlich der Vorzugsaktionärin zu. Dabei darf der prozentuale Anteil der Vorzugsaktien am Grundkapital nicht erhöht werden.

Der Vorstand ist gemäß § 5 Abs. 2 der Satzung ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen (I) für etwaige Spitzenbeträge, (II) für einen Betrag bis zu insgesamt höchstens nominal 15 Mio € zur Ausgabe von bis zu 5 Millionen Stückaktien (Stammaktien) an Mitarbeiter, (III) für einen Betrag bis zu insgesamt nominal 210 Mio € durch Ausgabe von bis zu 70 Millionen Stückaktien (Inhaberstammaktien) gegen Bareinlage, wobei der Ausgabebetrag für die neuen Inhaberstammaktien den Börsenpreis der Aktien der Gesellschaft nicht wesentlich unterschreiten darf, (IV) für einen Betrag von bis zu insgesamt nominal 834 946 404,– € gegen Sacheinlagen zum Erwerb von Unternehmen oder Unternehmensbeteiligungen gegen Ausgabe von bis zu 278 315 468 Stückaktien (Inhaberstammaktien).

Durch Beschluss der Hauptversammlung vom 14. Mai 2003 ist der Vorstand ferner ermächtigt, gemäß § 221 AktG bis zum 14. Mai 2008 Optionsschuldverschreibungen, Wandelschuldverschreibungen, Optionsgenussscheine oder Wandelgenussscheine mit einem Options- oder Wandlungsrecht und/oder einer Wandlungspflicht in auf den Inhaber lautende Stammaktien der HVB oder Gewinnschuldverschreibungen (mit oder ohne Options- oder Wandlungsrecht oder -pflicht) in Euro oder einer anderen gesetzlichen Währung im Gesamtnennbetrag oder Gegenwert von insgesamt bis zu 1500 Mio € zu begeben. Die Ermächtigung erfasst auch die Möglichkeit, die Genussrechte sowie Schuldverschreibungen gegen Garantieübernahme der HVB durch Tochtergesellschaften auszugeben mit Options- oder Wandlungsrecht/oder einer Wandlungspflicht in Inhaber-Stammaktien der HVB.

Den Aktionären ist grundsätzlich ein Bezugsrecht einzuräumen. Der Vorstand ist jedoch ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht auszuschließen (I) für etwaige Spitzenbeträge, (II) um den Inhabern von Wandlungs- und Optionsrechten ein Bezugsrecht in dem Umfang zu gewähren, wie es ihnen nach Ausübung der Options- oder Wandlungsrechte bzw. nach Erfüllung der Wandlungspflichten zustehen würde, (III) sofern der Ausgabepreis der Schuldverschreibungen oder Genussscheine deren nach anerkannten finanzmathematischen Methoden ermittelten theoretischen Marktwert nicht wesentlich unterschreitet, wobei die zur Bedienung der Options- oder Wandlungsrechte bzw. bei Eintritt einer Wandlungspflicht ausgegebenen bzw. auszugebenden Stammaktien insgesamt 10% des Grundkapitals der Gesellschaft nicht überschreiten dürfen einschließlich solcher Stammaktien, die aus genehmigten Kapital gemäß § 186 Abs. 3 Satz 4 AktG unter Ausschluss des Bezugsrechts ausgegeben werden.

Der in Euro festgelegte Options- bzw. Wandlungspreis für eine Stammaktie muss – auch bei einem variablen Umtauschverhältnis/ Wandlungspreis – mindestens 80% des durchschnittlichen Börsenkurses der Stammaktie der HVB an den fünf Börsentagen vor dem Tag der Beschlussfassung durch den Vorstand über die Festlegung der Ausgabekonditionen der Schuldverschreibungen bzw. Genussscheine betragen; findet ein Bezugsrechtshandel statt, kann der minimale Options- bzw. Wandlungspreis für eine Stammaktie alternativ auch so bestimmt werden, dass er mindestens 80% des durchschnittlichen Börsenkurses der Stammaktie der HVB an mindestens drei Tagen entspricht, an denen die Bezugsrechte an der Frankfurter Wertpapierbörse gehandelt werden, mit Ausnahme der beiden letzten Börsentage des Bezugsrechtshandels. Als maßgeblicher Börsenkurs im Sinne dieser Regelung gilt dabei der Mittelwert der an der Frankfurter Wertpapierbörse im elektronischen Handel festgestellten Schlusskurse (Schlussauktion im XETRA-Handelssystem). §9 Abs. 1 AktG bleibt unberührt. Der Vorstand ist ermächtigt, die weiteren Einzelheiten der Ausgabe und Ausstattung der Emissionen festzusetzen bzw. im Einvernehmen mit den Organen der die Schuldverschreibungen begebenden Mehrheitsbeteiligungsgesellschaften festzulegen. Zur Gewährung von Stammaktien an die Inhaber von Schuldverschreibungen und Genussscheinen, die gemäß dieser Ermächtigung vom 14. Mai 2003 begeben werden, steht gemäß §5 Abs. 4 der Satzung ein bedingtes Kapital von 375 Mio € zur Verfügung. Der Vorstand hat diese Ermächtigung bisher nicht genutzt.

Auf Grund des Beschlusses der Hauptversammlung vom 26./27. Juni 2007 ist der Vorstand ferner gemäß §71 Abs. 1 Nr. 7 AktG ermächtigt, zum Zwecke des Wertpapierhandels eigene Aktien zu kaufen und zu verkaufen. Von dieser Ermächtigung hat die Gesellschaft im Jahr 2007 wiederholt Gebrauch gemacht. Die hierfür erforderlichen Angaben finden sich im Anhang zum Jahresabschluss 2007 sowie in den Notes zum Konzernabschluss. Mit Eintragung des Squeeze-out im Handelsregister wird diese Ermächtigung gegenstandslos.

Eine Ermächtigung, eigene Aktien gemäß §71 Abs. 1 Nr. 8 AktG zu anderen Zwecken als zum Handel in eigenen Aktien zu kaufen, um diese zum Beispiel einzuziehen, besteht zurzeit nicht.

Darüber hinaus kann die Gesellschaft in den in §71 Abs. 1 Nr. 1–5 AktG gesetzlich vorgesehenen Fällen eigene Aktien erwerben.

Wesentliche Vereinbarungen der Gesellschaft, die unter der Bedingung eines Kontrollwechsels in Folge eines Übernahmeangebots stehen

Im Oktober 2007 wurde zwischen der Bayerische Hypo- und Vereinsbank AG, München, und der UniCredit Consumer Financing Bank S.p.A., Mailand, eine Vereinbarung zur Zusammenarbeit im Kreditkartengeschäft getroffen. Beide Parteien haben das Recht den Vertrag mit einer Frist von drei Monaten zu kündigen, wenn eine oder beide Parteien nicht mehr zur UniCredit Gruppe gehören. Für die Vermittlung von neuen Kreditkarten an Kunden der Division Privat- und Geschäftskunden erhält die HVB AG eine marktgerechte Provision, die im Berichtsjahr auf Grund der kurzen Zeit der Kooperation noch keine wesentliche Bedeutung für das Ergebnis der Bank hat. Eine über die Vermittlung von Kreditkarten hinausgehende Zusammenarbeit ist für 2008 geplant.

Entschädigungsvereinbarungen der Gesellschaft, die für den Fall eines Übernahmeangebots mit Vorstandsmitgliedern oder Arbeitnehmern getroffen sind

Entschädigungsvereinbarungen für den Fall eines Übernahmeangebots mit den Mitgliedern des Vorstands oder Arbeitnehmern bestehen nicht. Keiner der Vorstandsverträge enthält eine Change-of-Control-Klausel.

Wesentliche Produkte, Absatzmärkte, Wettbewerbsposition und Standorte

Die HVB Group bietet Privat- und Firmenkunden, öffentlichen Einrichtungen und multinationalen Unternehmen eine umfassende Auswahl an Bank- und Finanzprodukten sowie -dienstleistungen an, die zum Beispiel von Hypothekendarlehen für Verbraucher, Bankdienstleistungen für Privatkunden, Geschäftskrediten und Außenhandelsfinanzierungen bis hin zu Fondsprodukten, Beratungs- und Brokerage-Dienstleistungen, dem Wertpapiergeschäft und Wealth Management sowie strukturierten Produkten und Trading reicht.

Nach Übertragung der Geschäftstätigkeiten in Österreich und Zentral- und Osteuropa an die UniCredit sowie mit Übernahme des Investment Banking-Geschäfts der UBM mit Wirkung vom 1. April 2007 konnte die bisherige strategische Positionierung der HVB Group als Kompetenzzentrum für das Geschäft in Deutschland sowie für die konzernweiten Aktivitäten im Investment Banking mit Erfolg vorangetrieben werden. Die Integration der UBM ist ein wesentlicher Schritt, um

Financial Review (Fortsetzung)

die Investment Banking-Aktivitäten der gesamten UniCredit Gruppe bei der HVB AG zu bündeln. Gleichzeitig stärken wir damit unsere Stellung als eine der bedeutendsten Investmentbanken in Europa.

Für die Reinvestition der durch Übertragungen der Geschäftstätigkeiten in Österreich und Zentral- und Osteuropa frei gewordenen Mittel können sich auch weiterhin attraktive Möglichkeiten für ein internes wie ein externes Wachstum ergeben. Die HVB Group beobachtet auch weiterhin laufend insbesondere den deutschen Bankenmarkt und analysiert die Möglichkeiten externen Wachstums durch entsprechende Zukäufe; ebenso werden auch sich bietende Alternativen für organisches Wachstum in den Kernregionen Deutschland, Benelux und Skandinavien jeweils analysiert und, soweit sich dies danach für die HVB Group rechnet, weiterverfolgt.

Im deutschen Bankenmarkt, der sich durch Größe und Finanzstärke auszeichnet, ist die HVB Group sehr gut aufgestellt und profitiert von den maßgeschneiderten Geschäftsmodellen aller vier Divisionen. Hierzu gehören unsere starke Marktstellung und das exzellente Profil im Firmenkundensegment, die erlauben, erfolgreiche Projekte passgenau auf sich verändernde Markttrends abzustimmen. Gestützt auf eine klare strategische Ausrichtung zeigt der individualisierte Ansatz im schwierigen Privat- und Geschäftskundensegment bereits erste Erfolge. Die unter dem Namen »Wealth Management« eingeführte Vermögensbetreuung nutzt das herausragende Know-how der zur UniCredit Gruppe gehörenden Fondsgesellschaft Pioneer Investments. Auch die Division Markets & Investment Banking (MIB) als konzernweites Kompetenzzentrum der UniCredit Gruppe profitiert von der Neuordnung unserer operativen Aktivitäten, obwohl das Ergebnis im zweiten Halbjahr 2007 von der globalen Krise an den Kapitalmärkten belastet wurde. Mit der Einbindung in die konzernweiten Ressourcen der UniCredit Gruppe werden wir unsere Geschäftsmodelle und Bankdienstleistungen künftig noch weiter ausbauen und profitabler gestalten können.

Die HVB Group ist Teil einer internationalen Bankengruppe, die mit ihren Finanzdienstleistungen vor allem am europäischen Markt präsent ist. Für die Bewahrung eines klaren Profils wird daher unter der Dachmarkenstrategie für eine europäische Bankenmarke der UniCredit Gruppe der Markenname »HypoVereinsbank« beibehalten, aber zugleich unsere Zugehörigkeit zur UniCredit Gruppe durch einen einheitlichen Markenauftritt künftig auch optisch demonstriert. So können wir unsere regionale und divisionale Stärke und Kompetenz mit dem zusätzlichen Potenzial einer internationalen Bankengruppe kombinieren. Die neue Markenpolitik soll in 2008 sukzessive umgesetzt werden.

Eine Aufgliederung unserer Geschäftsstellen nach Regionen befindet sich im Anhang unseres Konzernabschlusses in der Note 88 »Geschäftsstellen«.

Organisation der Leitung und Kontrolle sowie unternehmensinterne Steuerung

Der Vorstand der HVB AG ist das Leitungsorgan der HVB Group. Er leitet das Unternehmen in eigener Verantwortung. Der Vorstand berichtet dem Aufsichtsrat regelmäßig, zeitnah und umfassend über alle relevanten Fragen der Unternehmensplanung und strategischen Weiterentwicklung, über den Gang der Geschäfte und die Lage der HVB Group einschließlich der Risikolage.

Die Divisionszuständigkeiten im Vorstand der HVB AG entsprechen der nach Kundengruppen (Business Divisions) und nach Funktionen unterteilten Organisationsstruktur der HVB AG. Die jeweiligen Divisionszuständigkeiten sind in einem Geschäftsverteilungsplan sowie der Geschäftsordnung niedergelegt, die auch die Voraussetzungen für Beschlussfassungen und die erforderlichen Beschlussmehrheiten regelt. Im Zusammenhang mit der Integration der Investment Banking-Aktivitäten in die HVB AG hat der Aufsichtsrat der Hypo-Vereinsbank mit Wirkung vom 21. März 2007 Stefan Ermisch, Chief Operating Officer der Markets & Investment Banking Division der UniCredit Gruppe, als neues Vorstandsmitglied der HVB AG bestellt. Er ist vor allem für die Organisation und Integration der globalen Investment Banking-Aktivitäten der UniCredit Gruppe in der HVB AG verantwortlich. Mit der Berufung von Stefan Ermisch wurde der steigenden Bedeutung des Investment Bankings in der HVB AG Rechnung getragen.

Der Aufsichtsrat der HVB AG besteht aus 20 Mitgliedern und setzt sich zu gleichen Teilen aus Vertretern der Aktionäre und der Arbeitnehmer zusammen. Aufgabe des Aufsichtsrats ist es, den Vorstand bei der Führung der Geschäfte zu überwachen und zu beraten. Zur Unterstützung seiner Arbeit hatte der Aufsichtsrat im Berichtsjahr drei Ausschüsse eingerichtet: Präsidium, Prüfungsausschuss und Vermittlungsausschuss.

Die HVB AG verfügt über eine gruppenweite Risikoüberwachung und -steuerung. Die Überwachungssysteme sind darauf ausgerichtet, dass Risiken frühzeitig erkannt werden. Risikocontrolling und Risikomanagement waren 2007 unter dem Verantwortungsbereich des Chief Risk Officers zusammengefasst, der regelmäßig im Prüfungsausschuss des Aufsichtsrats berichtete. Weitere Ausführungen hierzu enthält das Kapitel »Risk Report«.

Eine namentliche Aufstellung aller Mitglieder des Vorstands und des Aufsichtsrats der HVB AG ist im Konzernabschluss unter der Note 89 »Mitglieder des Aufsichtsrats und des Vorstands« aufgeführt.

Die HVB Group hat das Ziel, den Unternehmenswert nachhaltig zu steigern. Um der Notwendigkeit einer wertorientierten Steuerung Rechnung zu tragen, haben wir das Konzept der dualen Gesamtbanksteuerung umgesetzt, das im »Risk Report« unter dem Kapitel Gesamtbanksteuerung eingehend erläutert wird.

Grundzüge des Vergütungssystems

Struktur der Vorstandsvergütung

Aufgabe des Aufsichtsratsplenums ist es, die Struktur der Vorstandsvergütung auf Vorschlag des Aufsichtsratspräsidiums zu beraten und regelmäßig zu überprüfen. Die Vergütung im Einzelnen wird vom Präsidium festgelegt. Die direkte Vergütung besteht aus drei Komponenten und umfasst feste und variable Bestandteile: Ein Festgehalt, einen Bonus als variable Vergütung mit erfolgsbezogener Komponente (Short Term Incentive) und einen Vergütungsbestandteil mit langfristiger Anreizwirkung (Long Term Incentive). Besonderes Gewicht haben die variablen Komponenten, die an die Erreichung der für das Geschäftsjahr vereinbarten Ziele sowie der Ziele im strategischen Plan anknüpfen und das Festgehalt deutlich übertreffen können. Durch eine wettbewerbsfähige erfolgsgerechte Vergütung und eine Verlagerung der Auszahlung in die mittel- bis langfristige Zukunft auf Grund der Beteiligung am Long Term Incentive-Plan der UniCredit Gruppe soll eine Bindung des Managements an das Unternehmen erreicht werden.

Um die Verantwortung der Vorstandsmitglieder marktgerecht zu vergüten, hat ein externer Spezialist eine Marktuntersuchung für die UniCredit durchgeführt, die auch Vorstandspositionen zum Inhalt hatte und in die vergleichbare Unternehmen einbezogen worden sind. Die Vergütung der Vorstandsmitglieder der HVB AG für das Jahr 2007 wurde unter Berücksichtigung dieser Untersuchung vom Präsidium des Aufsichtsrats festgelegt.

Das Festgehalt entspricht dem Niveau in vergleichbaren Unternehmen. Es wird in 12 monatlichen Tranchen ausbezahlt.

Der Bonus ist ein Short Term Incentive, dessen Höhe vom Erreichen bestimmter, mit allen Vorstandsmitgliedern vereinbarter Ziele abhängig ist. Die Ziele sind in Scorecards abgebildet und umfassen Team- und Coreziele sowie zwei Ziele aus dem Bereich Werte und Führung (Competencies). Die Gewichtung beträgt im Regelfall 20% Teamziele, 50% Coreziele und 30% Competencies.

Es gibt maximal zwei Teamziele. Das eine orientiert sich grundsätzlich am Ergebnis der HVB Group nach Steuern, das andere grundsätzlich am EVA (Economic Value Added) der HVB Group. Die Coreziele bestehen bei Vorstandsmitgliedern, die für eine Business Division verantwortlich sind, grundsätzlich aus dem Beitrag der HVB Division zum Gewinn der UniCredit Group Division und aus dem EVA der HVB Division. Bei den anderen Vorstandsmitgliedern sind es meist zwei finanzielle oder operationelle Ziele. Die beiden Competency-Ziele werden entsprechend der Zuständigkeit der jeweiligen Vorstandsmitglieder aus neun Ausprägungen der Managementkompetenzen wie Wachstumsorientierung, Teamkultur, Förderung von Diversity/Vielfalt, Umsetzungsstärke etc. definiert.

Mit den Vorstandsmitgliedern werden überwiegend quantitative, teilweise aber auch qualitative Ziele vereinbart. Für die Zielerreichung bei den quantitativen Zielen wird jeweils ein relativ enger Korridor festgelegt. Wird der untere Wert dieses Korridors nicht erreicht, wird das Ziel mit Null Punkten bewertet. Bei Erreichen des oberen Werts erhält das Vorstandsmitglied die Höchstpunktzahl für dieses Ziel. Bei den qualitativen Zielen entscheidet das Präsidium unter Würdigung eines Votums des Leiters der Division bzw. der Funktion, in der das Vorstandsmitglied tätig ist, über die Zielerreichung.

Financial Review (Fortsetzung)

Die gewichtete Summe der Punkte aus den einzelnen Zielen ergibt die Zielerreichung. Ein Bonus wird gezahlt, wenn eine festgelegte Mindestpunktzahl erreicht wird. Entsprechend der Handhabung bei der UniCredit wird seit 2007 als Referenzwerte neben dem Zielwert auch der Maximalwert des Bonus festgelegt. Dieser Maximalbonus kann bei Erreichung eines Gesamtergebnisses von 120 Punkten in der Scorecard beansprucht werden. Dies bedeutet, dass der Bonus nach oben begrenzt ist. Bei einer Zielerreichung von 100% wird der niedrigere Zielwert gezahlt.

Jedes Vorstandsmitglied nimmt am Stock Option & Performance Shares Plan der UniCredit Gruppe (Long Term Incentive-Plan der UniCredit Gruppe) teil. Dieser Plan besteht aus zwei Komponenten.

Zum einen wird jedem Vorstandsmitglied eine bestimmte Anzahl Optionen eingeräumt, die ausgeübt werden können, wenn der Berechtigte nach Ablauf von vier Jahren ab Zuteilung noch für die UniCredit Gruppe tätig ist (Unverfallbarkeit/Vesting). Jede Option berechtigt zum Erwerb einer Aktie der UniCredit zu einem Preis, der vor Ausgabe der Option festgelegt wurde. Die Option kann ausgeübt werden in einem Zeitraum von sechs Jahren ab Vesting (bis einschließlich 2006 ausgegebene Optionen neun Jahre ab Vesting). In 2007 wurden dem Vorstand der HVB AG insgesamt 880 324 (1 052 604 mit Konzernanstellungsverträgen, bei denen das Vorstandsmitglied seine Vergütung für die Tätigkeit als Vorstand der HVB teilweise von einem Konzernunternehmen der UniCredit Gruppe erhält) Stock Options gewährt.

Zum anderen wird jedem Vorstandsmitglied die unentgeltliche Übertragung einer festgelegten Anzahl von Aktien der UniCredit zugesagt, wenn nach Ablauf von drei Jahren ab Zuteilung die jeweils relevanten Ziele aus dem strategischen Plan der UniCredit erreicht sind und der Berechtigte noch für die UniCredit Gruppe tätig ist. Die Ziele wurden in Baskets zusammengefasst. Es gibt Baskets für die UniCredit Gruppe und für die einzelnen Divisionen. In jedem Basket sind fünf Ziele, von denen drei erreicht sein müssen.

Vorstandsmitglieder, die im operativen Geschäft tätig sind, erhalten die Aktien nur, wenn die Division ihre Ziele erreicht hat. Wenn nur die Division ihre Ziele erreicht hat, erhalten sie 50% der Aktien, wenn auch die Gruppe ihre Ziele erreicht hat, 100% der Aktien. Die anderen Vorstandsmitglieder erhalten die Aktien, wenn die Gruppe ihre Ziele erreicht hat. Der Vorstand der HVB AG hat in 2007 insgesamt Zusagen für 265 730 (320 795 mit Konzernanstellungsverträgen) Performance Shares erhalten. Die Kosten für die Teilnahme am Long Term Incentive-Plan erstattet die HVB AG der UniCredit grundsätzlich bei Unverfallbarkeit.

Für einzelne Mitglieder des Vorstands kommt es je nach den vertraglichen Konstellationen zu Abweichungen von den oben genannten Regelungen. Weitere Einzelheiten dazu sind in unserem Geschäftsbericht im Vergütungsbericht dargestellt.

Vergütungen der Vorstandsmitglieder für Aufsichtsratsmandate bei Konzernunternehmen sind an die HVB AG abzuführen.

Angaben zur Höhe der Gesamtbezüge der Vorstandsmitglieder finden sich im Anhang unseres Konzernabschlusses in der Note 85 »Angaben über Geschäftsbeziehungen mit nahestehenden Unternehmen und Personen«.

Die Hauptversammlung vom 23. Mai 2006 hat von der so genannten Opting Out-Klausel des Gesetzes über die Offenlegung der Vorstandsvergütungen Gebrauch gemacht und beschlossen, dass die Offenlegung der Vergütung der Vorstandsmitglieder nicht individualisiert erfolgt.

Neben der direkten Vergütung bestehen Versorgungszusagen. Bis auf vier Vorstandsmitglieder nehmen die Vorstandsmitglieder an der fondsgedeckten Deferred Compensation (FDC) teil, die auch den Mitarbeitern der Bank offen steht. Als Beitrag werden von der HVB AG 20% des Festgehalts und des Short Term Incentive zur Verfügung gestellt, maximal 200 000,– € pro Jahr. Für diesen Betrag wurde mit den Vorstandsmitgliedern eine Gehaltsumwandlung vereinbart, so dass das Vorstandsmitglied anstelle einer Auszahlung eine wertgleiche Versorgungszusage der HVB AG erhält. Die Mittel der Deferred Compensation werden von der HVB AG einem Kapitalkonto des Vorstandsmitglieds gutgeschrieben und in einem Fonds investiert, derzeit dem Pioneer Total Return Fond. Die HVB AG garantiert eine Rendite von 2,75% p.a. Ein höherer Ertrag wird zunächst zur Dotierung einer Schwankungsreserve in Höhe von 10% des Sondervermögens für FDC verwendet. Ein überschießender Ertrag wird dem Vorstandsmitglied anteilig gutgeschrieben. Die Schwankungsreserve wird zum Ausgleich etwaiger versicherungstechnischer Verluste verwendet. Bei Eintritt des Versorgungsfalls wird das Kapitalguthaben in eine lebenslange Rente umgerechnet.

Für einzelne Vorstandsmitglieder bestehen von der beschriebenen Versorgungsregelung abweichende Vereinbarungen. Diese sind in unserem Geschäftsbericht im Vergütungsbericht dargestellt.

Ferner bestehen Zusagen für den Fall der Beendigung der Tätigkeit als Vorstandsmitglied. Bei einer Nichtverlängerung des Vertrags, die vom Vorstandsmitglied nicht zu vertreten ist, wird im Regelfall ein Übergangsgeld gezahlt, welches in Abhängigkeit von der Dienstzeit mindestens einem Jahresgehalt (Festgehalt und Bonus) höchstens jedoch drei Jahresgehältern entspricht; der Höchstbetrag von drei Jahresgehältern wird nach 20 Jahren Dienstzeit gezahlt. Das Übergangsgeld ist in jedem Fall begrenzt auf die bis zum 62. Lebensjahr noch ausstehenden Jahresgehälter (Festgehalt und Bonus). Hiervon abweichende Regelungen für einzelne Mitglieder des Vorstands werden im Vergütungsbericht in unserem Geschäftsbericht erläutert.

Die Verträge der Vorstandsmitglieder enthalten unbeschadet des Ablaufs des Dienstvertrags zum Befristungsende keine Abfindungsregelung für den Fall einer vorzeitigen Beendigung der Vorstandstätigkeit ohne wichtigen Grund. Ebenfalls enthalten die Verträge keine Zusage für Leistungen aus Anlass einer vorzeitigen Beendigung der Vorstandstätigkeit in Folge eines Kontrollwechsels (Change-of-Control-Klausel).

Vergütung der Aufsichtsratsmitglieder
Die Vergütung der Aufsichtsratsmitglieder ist in § 15 der Satzung der HVB AG geregelt. Die Vergütung ist in einen festen und einen variablen, dividendenabhängigen Bestandteil aufgeteilt. Hiernach erhalten die Mitglieder des Aufsichtsrats eine feste, nach Ablauf des Geschäftsjahrs zahlbare Vergütung von je 25 000,– € und eine dividendenabhängige Vergütung von 400,– € für je 0,01 € Dividende, soweit diese 0,12 € je Stückaktie übersteigt. Der Vorsitzende des Aufsichtsrats erhält das Doppelte, die stellvertretenden Vorsitzenden das Eineinhalbfache der genannten Vergütung. Ferner steht dem Aufsichtsrat eine feste, nach Ablauf des Geschäftsjahrs zahlbare Vergütung von jährlich 120 000,– € zur Verfügung, die gemäß Aufsichtsratsbeschluss zur Vergütung der Ausschussmitglieder verwendet wird. Hiernach erhalten für das Geschäftsjahr 2007 die Mitglieder des Prüfungsausschusses eine jährliche Vergütung von je 20 000,– €. Der Vorsitzende des Ausschusses erhält das Doppelte. Soweit die Mitglieder des Aufsichtsrats dem Management Committee der UniCredit angehören, führen diese ihre Aufsichtsratsvergütung an die UniCredit ab, da die Wahrnehmung von Aufsichtsratsmandaten bei Tochtergesellschaften zu den typischen Managementaufgaben gehört.

Angaben zur Höhe der Bezüge der Aufsichtsratsmitglieder finden sich in unserem Konzernabschluss in der Note 85 »Angaben über Geschäftsbeziehungen mit nahestehenden Unternehmen und Personen« des Geschäftsberichts.

Vorgänge nach dem 31. Dezember 2007

Da in den ersten beiden Monaten 2008 sogar eine negative Entwicklung der Finanzmärkte durch die Ausweitung der Credit Spreads im Gesamtmarkt eingetreten ist und deswegen die Handelsaktivitäten der HVB Group bedingt durch Mark-to-market-Korrekturen weiterhin beeinträchtigt sind, gehen wir im ersten Quartal 2008 von einer Ergebnisentwicklung aus, die unterhalb des Niveaus des Schlussquartals 2007 liegen dürfte.

Der in der Hauptversammlung vom 26./27. Juni 2007 bestellte besondere Vertreter, Herr Dr. Thomas Heidel, hat Schadensersatzansprüche gegen UniCredit S.p.A., Herrn Alessandro Profumo, Herrn Dr. Wolfgang Sprißler sowie Herrn Rolf Friedhofen erhoben. Einzelheiten hierzu sind detailliert im Risk Report unter dem Kapitel »Operationelles Risiko« dargestellt.

Ausblick

Der Lagebericht sowie der Geschäftsbericht im Übrigen enthalten die Zukunft betreffende Aussagen, Erwartungen und Prognosen. Diese zukunftsbezogenen Aussagen beruhen auf Planungen und Schätzungen auf der Basis von uns derzeit zur Verfügung stehenden Informationen. Wir übernehmen keine Verpflichtung, diese Aussagen angesichts neuer Informationen oder künftiger Ereignisse zu aktualisieren. Die zukunftsbezogenen Aussagen können mit bekannten oder unbekannten Risiken und Ungewissheiten verbunden sein und die tatsächlichen Ergebnisse und Entwicklungen deshalb wesentlich von den zurzeit erwarteten abweichen. Derartige Abweichungen können insbesondere aus Veränderungen der allgemeinen wirtschaftlichen Lage und der Wettbewerbssituation, der Entwicklung der internationalen Kapitalmärkte, dem möglichen Ausfall von Kreditnehmern oder Kontrahenten von Handelsgeschäften, der Umsetzung von Restrukturierungsmaßnahmen, nationalen und internationalen Gesetzesänderungen vor allem hinsichtlich steuerlicher Regelungen, der Zuverlässigkeit unserer Verfahren und Methoden zum Risikomanagement sowie aus anderen, zum Teil im »Risk Report« detaillierter dargestellten Risiken resultieren.

Financial Review (Fortsetzung)

Gesamtwirtschaftlicher Ausblick 2008

Die US-Wirtschaft schwächt sich weiter ab. Um der drohenden Rezessionsgefahr vorzubeugen, senkte die Fed ihren Zielsatz im Januar 2008 massiv um 125 Bp. Wir rechnen in unserem Basisszenario mit einem Rückgang des BIP-Wachstums auf rund 1,5% in 2008 (nach durchschnittlich 2,2% in 2007). Wachstumshemmend dürften sich auch die verschärften Kreditbedingungen in Folge der Finanzmarktturbulenzen auswirken. Wir erwarten für die erste Jahreshälfte eine mit dem Schlussquartal 2007 vergleichbare Entwicklung. Während sich der private Konsum weiter abschwächt, rechnen wir bei den Nettoexporten mit einer leichten Zunahme. Sehr wahrscheinlich wird die Fed ihren Refinanzierungssatz von momentan 3% weiter auf 2,5% zurücknehmen, um das US-Wirtschaftswachstum zu stärken, das dann im Laufe des zweiten Halbjahres 2008 langsam wieder Fahrt aufnehmen sollte.

Die europäischen Volkswirtschaften dürften für die direkten Effekte der globalen Finanzkrise vergleichsweise weniger anfällig sein. Gleichwohl hat die Konjunkturverlangsamung in den USA auch Folgen für die Konjunktur im Euroraum. Hinzu kommt die starke Aufwertung des Euro in den letzten Monaten des vergangenen Jahres. Nach unserer Erwartung könnte sich das Wirtschaftswachstum im Euroraum bis auf 1,4% im Jahr 2008 abschwächen. Hierbei dürfte sich die Inlandsnachfrage (mehr Konsum-, weniger Investitionsausgaben) robuster entwickeln als die Exportnachfrage. Wahrscheinlich wird die EZB ihre Geldpolitik etwas lockern und den Refinanzierungssatz um insgesamt 50 Bp zurücknehmen, wobei wir noch vor Sommerbeginn mit der ersten Zinssenkung rechnen. Der Kurs des US-Dollar dürfte erst dann wieder ansteigen, wenn Mitte 2008 erste Signale auf eine Erholung der US-Wirtschaft hindeuten.

Vor diesem Hintergrund sollte es der deutschen Wirtschaft im Jahr 2008 erneut gelingen, wettbewerbsfähig zu bleiben und ihre hohe Widerstandskraft gegen externe Einflüsse unter Beweis zu stellen. Am Ende dürfte die Wachstumsrate mit 1,5% leicht über dem Durchschnitt im Euroraum liegen. Während die Investitionsdynamik in Folge der herrschenden Unsicherheiten voraussichtlich leicht nachgeben wird, erwarten wir beim privaten Konsum einen leichten Anstieg gegenüber 2007.

Branchenentwicklung 2008

Die Turbulenzen an den Finanzmärkten dürften die Ertragslage der europäischen Banken, wie auch der deutschen Kreditinstitute, weiter stark belasten. Daran werden vor allem die zinsunabhängigen Erträge auf Grund der ausgeprägten Unsicherheit und Volatilität an den Finanzmärkten betroffen sein. Auch wenn es bisher keine Anzeichen für eine verschlechterte Kreditqualität gibt, gehen wir von einer steigenden Kreditrisikovorsorge aus, hauptsächlich wegen eines zu erwartenden leichten Anstiegs der Unternehmensinsolvenzen. In Deutschland sollte sich das etwas dynamischere zinsabhängige Geschäft stabilisierend auf die Rentabilität der Banken auswirken.

Gesamtwirtschaftlicher Ausblick 2009

Die US-Wirtschaft sollte nach der erwarteten Erholung im zweiten Halbjahr 2008 dann im Jahr 2009 wieder Fahrt aufnehmen, ohne dabei jedoch die Rekordmarken der Vergangenheit wieder erreichen zu können, vor allem bei den Konsumausgaben. In Deutschland dürfte die Konjunktur ganz leicht anziehen, auch wegen der positiven Entwicklung der Bauinvestitionen in Folge der Lockerung der Geldpolitik durch die EZB.

Eckdaten für die Planung 2008

Unsere Planung basiert auf den folgenden Annahmen:
- Das Weltwirtschaftswachstum verliert etwas an Fahrt,
- das Wachstum des Bruttoinlandsprodukts in Deutschland beträgt knapp 1,8%,
- die harmonisierte Inflationsrate (HVPI, Harmonisierter Verbraucherpreisindex der EWWU) liegt in Deutschland bei 1,5%,
- die langfristigen Zinsen im Euroraum bei Laufzeiten von bis zu zehn Jahren bewegen sich auf einem Niveau von 4,35%,
- da der rückläufige Trend aus den letzten drei Jahren inzwischen beendet scheint, erwarten wir hinsichtlich der Kreditqualität einen leichten Anstieg der Unternehmensinsolvenzen in Deutschland.

Entwicklung der HVB Group

Die HVB Group ging in ihrer Ende des Jahres 2007 erstellten Planung davon aus, dass sich die Finanzmärkte, insbesondere die negativen Auswirkungen aus den Finanzmarktturbulenzen, im Jahresverlauf 2008 wieder normalisieren.

Auf dieser Basis erwarteten wir bezogen auf einen nur leicht veränderten Konsolidierungskreis eine weitere spürbare Erhöhung der operativen Erträge bei nur moderat steigenden Verwaltungsaufwendungen, was zu einer Verbesserung der Cost-Income-Ratio und des operativen Ergebnisses führen würde.

Zwischenzeitlich ist eine Normalisierung der Finanzmärkte kurzfristig nicht absehbar, deshalb sind die oben beschriebenen Entwicklungen der HVB Group in 2008 mit starken Unsicherheiten belastet. Für das erste Quartal 2008 erwarten wir ein Ergebnis, das unterhalb des Niveaus des Schlussquartals 2007 liegen dürfte. Die Gesamtjahresentwicklung bleibt abhängig vom weiteren Verlauf der Finanzmarktturbulenzen und ist vor diesem Hintergrund nicht abschließend zu prognostizieren.

Bei der Kreditrisikovorsorge für das Geschäftsjahr 2008 erwarten wir nicht, dass das niedrige Niveau des Geschäftsjahres 2007, das unter anderem auch durch den Auflösungssaldo in der Division Markets & Investment Banking und durch Abbauerfolge aus den Restbeständen des früheren Segments Real Estate Restructuring entstanden ist, in 2008 beibehalten werden kann. Wir gehen jedoch davon aus, dass die Kreditrisikovorsorge 2008 unter dem Niveau der Vorjahre 2006 und 2005 liegen wird.

Chancen aus der Entwicklung der Rahmenbedingungen und der künftigen Geschäftspolitik

Im Rahmen des Zusammenschlusses mit der UniCredit Gruppe und durch den Verkauf der Geschäftstätigkeiten in Österreich und Zentral- und Osteuropa sowie in Russland, der Ukraine und im Baltikum ergeben sich für die HVB Group interessante neue Möglichkeiten nach einer Periode der Transformation und Integration weiter zu wachsen:
- Nutzung sich ergebender Chancen aus Veränderungs- und Konsolidierungsprozessen in Deutschland, im Rahmen eines klar auf Deutschland fokussierten und spezialisierten Geschäftsmodells.
- Nutzung der Erfolgspotenziale, die sich aus dem konzentrierten Ausbau der Investment Banking-Aktivitäten ergeben, auch im Rahmen der geplanten Eingliederung der Investment Banking-Aktivitäten der ehemaligen Capitalia Gruppe im Jahr 2008 sowie der Bündelung weiterer Investment Banking Aktivitäten in der HVB AG.
- Aussichten der HVB Group auf hohes Wertschöpfungspotenzial und nachhaltiges Ertragswachstum als Teil einer europäischen Bankengruppe mit einem einzigartigen Wettbewerbsprofil in den zentral- und osteuropäischen Märkten.
- Nutzung der günstigeren Möglichkeiten zur Refinanzierung durch eine nachhaltig verbesserte und gesicherte Kapitalausstattung, die auch Einfluss auf Ratingbewertungen haben kann.
- Vorteil durch die nunmehr hohe Kapitalausstattung und Liquidität der HVB Group, sich ergebende Wachstumschancen am Markt schnell und flexibel wahrnehmen zu können.
- Nutzung von Kosten- und Ertragssynergien durch die Optimierung sämtlicher Produktionskapazitäten, der Rationalisierung sich überlappender Funktionen sowie der Optimierung von Prozessen in der Abwicklung.

Unternehmensstrategische, leistungswirtschaftliche und sonstige Chancen

Neben den Chancen aus dem Zusammenschluss mit der UniCredit Gruppe, den Verkäufen in Österreich und Zentral- und Osteuropa und der strategischen Neuausrichtung der HVB Group ergeben sich weitere Chancen durch:
- die weitere Verbesserung der operativen Erträge durch Entwicklung und Nutzung neuer Produkte für alle Kundensegmente durch Produktfabriken mit maßgeschneiderten Problemlösungen,
- Projekte zur Unterstützung von Kunden, die grenzüberschreitend in zentral- und osteuropäischen Märkten Finanzdienstleistungen nachfragen,
- eine weitere Optimierung des Verwaltungsaufwands durch striktes Kostenmanagement in Deutschland,
- die Verbesserung der Cross Selling-Potenziale in allen Kundengruppen sowie
- die Reduzierung von Risiken durch Veräußerung von nicht-strategischen Vermögensteilen.

Risk Report

Die HVB Group als Risikonehmer

Das Erzielen von Erträgen im Bankgeschäft ist in der Regel nicht ohne das Eingehen von Risiken möglich. Dabei beinhaltet der Begriff Risiko die Möglichkeit, dass sich die künftige wirtschaftliche Lage der HVB Group als Teil der UniCredit Gruppe negativ entwickelt. Insofern sind der bewusste Umgang, das aktive Management und die laufende Überwachung von Risiken Kernelemente der erfolgsorientierten Geschäftssteuerung der HVB Group.

Die darauf aufbauende konsequente Verzahnung von Rentabilitäts- und Risikokriterien in allen Divisionen und Funktionen unserer Bank betrachten wir dementsprechend als eine unserer Kernaufgaben.

Management und Überwachung der Risiken in der HVB Group

1 Risikomanagement

Im Rahmen des Risikomanagements definiert die Bank auf Ebene der HVB Group ihre Gesamtrisikostrategie, das heißt, insbesondere bestimmt sie auf Basis der zur Verfügung stehenden Risikodeckungsmasse, in welchem Umfang und in welcher Weise sich die einzelnen Divisionen risikomäßig exponieren dürfen. Bei jeder Risikoübernahme ist somit zu prüfen, ob sie aus Risikotragfähigkeitskalkülen möglich und aus Chance-Risiko-Kalkülen lohnenswert ist.

Die verschiedenen Divisionen setzen durch das gezielte und kontrollierte Eingehen von Risikopositionen die ihnen vorgegebene Risikostrategie in der HVB Group ergebnisverantwortlich um. Im Rahmen von Limitsystemen verfügen sie dabei über das ihnen zugewiesene regulatorische und ökonomische Kapital.

2 Risikoüberwachung

Der Prozess des Risikomanagements wird von einer umfassenden funktional wie organisatorisch unabhängigen Risikoüberwachung begleitet, unter der folgende Aufgaben zusammengefasst sind:

Risikoanalyse
Im Rahmen der Risikoanalyse werden die Risiken der Geschäftstätigkeit identifiziert, analysiert sowie Methoden für ihre Erhebung entwickelt. Parallel dazu wird die verfügbare Risikodeckungsmasse definiert und quantifiziert.

Risikokontrolle
Unter die sich anschließende Risikokontrolle fällt neben der Quantifizierung und Plausibilisierung der eingegangenen Risiken und der Überwachung der erteilten Limite auch das Risikoreporting, durch das dem Management gleichzeitig Handlungsempfehlungen für künftige risikorelevante Entscheidungen an die Hand gegeben werden.

Der funktionalen Abgrenzung von Risikomanagement und Risikoüberwachung wird auch aus aufbauorganisatorischer Sicht Rechnung getragen.

3 Bereiche und Gremien

Risikomanagement
Die Wahrnehmung des Risikomanagements liegt im Rahmen der vom Vorstand der HVB Group vorgegebenen Kompetenzen in den Händen der Divisionen. Auf Ebene der HVB Group sind als wesentliche Gremien das Strategische Kreditkomitee und das Asset Liability Committee zu nennen.

Strategisches Kreditkomitee (SKK)
Strategische Fragestellungen werden im Strategischen Kreditkomitee (SKK) als übergreifendes Steuerungs- und Entscheidungsgremium erörtert und entschieden. Davon unberührt ist die Entscheidungshoheit des Vorstands über nicht delegierbare Sachverhalte und solche, welche die Mindestanforderungen an das Risikomanagement (MaRisk) betreffen.

Schwerpunktmäßig werden im SKK Kreditgrundsätze, die Risikostrategie der HVB Group sowie divisionsbezogene Risikostrategien, Kreditportfolioreviews und -maßnahmen, die Festlegung der Risikotoleranz, Risikoklassifizierungsverfahren, Grundsätze der Kreditorganisation, risikorelevante Aspekte hinsichtlich Prozess-/Bearbeitungsstandards im Kreditgeschäft, wesentliche Änderungen bzw. Neuerungen im Produktangebot des Aktivgeschäfts sowie die Höhe der Risikoprämien (Verrechnungspreise) und Länderlimite behandelt.

Unter Vorsitz des Chief Risk Officers sind im SKK alle Divisionen sowie von der Marktfolge Risk Control, Recovery Management und Credit & Risk Management vertreten.

Asset Liability Committee
Das Asset Liability Committee entscheidet im Rahmen seiner monatlichen Sitzungen über das Aktiv-Passiv-Management in der HVB AG und trifft Vorgaben für die HVB Group. Dabei verfolgt das Gremium im Wesentlichen folgende Ziele:
- die Etablierung einheitlicher Methoden im Aktiv-Passiv-Management der HVB Group,
- die optimale Nutzung der Ressourcen Liquidität und Kapital,
- die Abstimmung zwischen dem Bedarf der Divisionen an finanziellen Ressourcen und der Geschäftsstrategie.

Risikoüberwachung
Die Überwachung und Koordination der wesentlichen risikopolitischen Aktivitäten der HVB Group sind im Verantwortungsbereich des Chief Risk Officers angesiedelt. Seine Aktivitäten wurden im Berichtsjahr durch den Prüfungsausschuss des Aufsichtsrats, verschiedene Bereiche des Chief Financial Officers sowie die Revision flankiert.

Prüfungsausschuss des Aufsichtsrats
Im Jahr 2007 wurde der Prüfungsausschuss des Aufsichtsrats vom Vorstand in fünf Sitzungen über die gesamte Risikosituation und das Risikomanagement der Bank unterrichtet. So erhielt der Aufsichtsrat zeitnah detaillierte Berichte über alle für die Bank relevanten Risiken und über die Entwicklung der Kreditportfolios und Risikostrategien. Dies trägt der eminenten Bedeutung einer ganzheitlichen Früherkennung sämtlicher Risiken und der Realisierbarkeit der Geschäftsentwicklung für den Fortbestand des Unternehmens Rechnung.

Chief Risk Officer (CRO)
Unter dem Dach des Chief Risk Officers (CRO) sind die folgenden Bereiche organisiert, welche sowohl Aufgaben für die HVB Group als auch für die HVB AG wahrnehmen.

Risk Control
- Der Bereich Risk Control befasst sich mit Marktrisiko, Adressrisiko, operationellem Risiko, Geschäftsrisiko sowie den Risiken aus bankeigenem Immobilienbesitz sowie Anteils- und Beteiligungsbesitz in der HVB Group. Die Aufgaben und Kompetenzen umfassen die laufende, unabhängige Risikomessung und -überwachung, die Verantwortung und Weiterentwicklung der jeweiligen Messmethoden und -systeme sowie das Berichtswesen an den Chief Risk Officer, den Vorstand der HVB Group sowie den Prüfungsausschuss des Aufsichtsrats. Darüber hinaus ist Risk Control für die Ermittlung und Aggregation des Economic Capital sowie die Umsetzung einheitlicher Risikocontrollingstandards unter Berücksichtigung entsprechender gesetzlicher – insbesondere aufsichtsrechtlicher – Anforderungen in der HVB Group zuständig. Ferner sind diesem Bereich die Funktionen bezüglich der Grundsatzfragen im Kreditgeschäft, die Prozessstandards im Sinne der MaRisk als auch das Kompetenzcenter der fachlichen Kreditqualifizierung zugeordnet.

Am 1. Juni 2007 hat die Abteilung Monitoring im CRO Bereich ihre Tätigkeit aufgenommen. Sie hat die Zuständigkeit für das Risikovorfeld in Bezug auf das risikorelevante Kreditgeschäft (Individualkreditgeschäft) von den Sanierungseinheiten übernommen und wirkt in Abstimmung mit Markt und Marktfolge an der strategischen Handhabung der darin enthaltenen Engagements mit. Monitoring hat keine Kreditkompetenz. Für Geschäftskunden des nicht risikorelevanten Kreditgeschäfts (Standardkreditgeschäft) wurde im Dezember 2007 eine eigene Monitoring Einheit gegründet, die im Jahr 2008 ihre operative Tätigkeit aufnehmen wird. Die Zuständigkeit für das nicht risikorelevante Privatkundengeschäft (Standardkreditgeschäft) wurde Mitte des Geschäftsjahrs 2007 vom Bereich CRO in die Division Privat- und Geschäftskunden transferiert. Die Abteilung Monitoring des CRO Bereichs wurde mit dem Ziel geschaffen, risikobehaftete Engagements frühzeitiger zu erkennen, um die Möglichkeiten für die Einleitung von Risiko reduzierenden Maßnahmen zu erweitern, Hinweise für eine Optimierung des bestehenden Frühwarnsystems zu finden und im Endergebnis den Risikovorsorgebedarf zu reduzieren. Durch die Monitoringprozesse soll ein einheitliches und zielgerichtetes Management der auffälligen Engagements und die risikogerechte Abbildung des Kreditportfolios mit hoher Transparenz bezüglich möglicher Risiken gewährleistet werden.



Credit & Risk Management

– Im Bereich Credit & Risk Management sind die operativen Funktionen der Kreditentscheidungs- und -überwachungsprozesse des risikorelevanten Kreditgeschäfts im Sinne der MaRisk gebündelt. Dies umfasst die entsprechenden Krediteinheiten des Inlands sowie die aus Europa, Nordamerika, Lateinamerika, Südamerika und Asien. Die Kernaufgaben dieser Einheiten bestehen insbesondere aus der systematischen Bonitätsanalyse auf Basis segmentspezifischer Ratingverfahren, der Prüfung und Bewertung der gestellten Kreditsicherheiten sowie einer strukturierten Begründung und Dokumentation der Kreditentscheidungen. Ferner zeichnen sich diese Einheiten auch für die laufende Überwachung der Kreditengagements verantwortlich. Die einzelnen Schritte im Risikomanagementprozess werden dabei durch leistungsfähige IT-Systeme adäquat unterstützt. Um den Spezialisierungsgrad der inländischen Krediteinheiten weiter zu erhöhen, wurden diese in 2007 über entsprechende organisatorische Maßnahmen konsequent an den divisionalen Erfordernissen ausgerichtet. Damit tragen wir auch den gestiegenen Anforderungen an eine bedarfsgerechte Fokussierung im Risikomanagement entsprechend Rechnung. Unterstützt werden diese Einheiten darüber hinaus durch Branchenspezialisten, die bei Kreditengagements ab 5 Mio € für das Kreditgeschäft vor allem für die Division Firmen- und Kommerzielle Immobilienkunden sowie generell für das Kreditgeschäft der Division Markets & Investment Banking in den Entscheidungsprozess eingebunden sind und damit einen wesentlichen Bestandteil unseres Prinzips einer branchenorientierten Risikosteuerung darstellen.

Immobilien-Bewertung und Consulting

– Im Fokus des Bereichs Immobilien-Bewertung und Consulting stehen die Bewertung von Einzelobjekten und Portfolios, die regelmäßige Fortschreibung und die Überwachung und Überprüfung von Immobilienwerten sowie die Analyse und Prognose von Immobilienmärkten. Dabei unterstützt der Bereich die Risikobeurteilung und -steuerung in Bezug auf die grundpfandrechtlichen Sicherheiten sowohl für das Pfandbriefgeschäft als auch für die Eigenkapitalbemessung nach der Solvabilitätsverordnung.

Planning/Controlling & Service Functions

– Der im Rahmen der organisatorischen Änderungen des CRO Bereichs per Anfang Mai 2007 implementierte Bereich Planning/Controlling & Service Functions ist unter anderem verantwortlich für
  – die Planung der Risikovorsorge für die HVB AG und die HVB Group,
  – die Erstellung der regelmäßigen Risikovorsorge Forecasts sowie Risikostati für die HVB AG und die HVB Group,
  – die Erstellung des Risikovorsorge bezogenen Berichtswesens für die HVB AG sowie die HVB Group,
  – das Erstellen von Standardreportings und Sonderanalysen sowie die Durchführung des Controllings für die Sanierungs- und Abwicklungsbestände in der HVB AG sowie bestimmter Sonderportfolios,
  – die Steuerung und das Management des Deckungsstocks der HVB AG.

Chief Financial Officer

Folgende Bereiche des Chief Financial Officers unterstützen neben den Bereichen Tax Affairs sowie Anteilsbesitz die Risikoüberwachung:

Regulatory Reporting

– Der für die bankaufsichtsrechtliche Berichterstattung zuständige Bereich Regulatory Reporting wurde im Rahmen der allgemeinen Umstrukturierungsmaßnahmen zum 1. Februar 2007 aufgeteilt und in die Bereiche Accounting sowie Planning and Controlling integriert.

Accounting

– Der Bereich Accounting ist durch Analyse seiner monatlich erstellten Erfolgsrechnungen in der Lage, Fehlentwicklungen aufzuzeigen. Damit wird ein wichtiger Impuls für die Konformität mit dem Risikomanagementprozess geleistet. Ferner obliegen dem Accounting durch die Aufteilung des ehemals separaten Bereichs Regulatory Reporting wesentliche bankaufsichtsrechtliche Meldungen wie der Grundsatz II (Grundsatz über die Liquidität der Kreditinstitute) bzw. die ihn ersetzende Meldung nach Liquiditätsverordnung und insbesondere auch die Evidenz von Groß-, Millionen- und Organkrediten.

Planning and Controlling

– Der unter anderem für Budgetierung, Kosten- und Personalcontrolling sowie den Segmentbericht zuständige Bereich Planning and Controlling hat im Wesentlichen die Meldung gemäß dem bankaufsichtsrechtlichen Grundsatz I (Unterlegung von Risikoaktiva und Marktrisikopositionen mit Eigenmitteln) bzw. gemäß der ihn ersetzenden Solvabilitätsverordnung aus dem Bereich Regulatory Reporting übernommen.

Asset Liability Management

- Der Bereich Asset Liability Management verantwortet die Steuerung der kurz- und langfristigen Liquidität innerhalb der HVB Group zur Sicherstellung der jederzeitigen Zahlungsfähigkeit und zur Optimierung der Refinanzierungskosten. Asset Liability Management beobachtet die aktuelle Situation auf den Geld- und Kapitalmärkten sowie den Liquiditäts- und Refinanzierungsbedarf. Die internen Einstandssätze für das Aktiv- und Passivgeschäft werden laufend auf Angemessenheit überprüft und regelmäßig an die internen und externen Faktoren angepasst. Zu den weiteren Aufgaben des Asset Liability Managements zählen das Bilanzstrukturmanagement sowie Maßnahmen zur Steuerung des regulatorischen Kapitals. Darüber hinaus verantwortet der Bereich das Risikomanagement unserer Finanzanlagen. Die im Rahmen dieser Funktionen initiierten Maßnahmen unterstützen die Rating- und Rentabilitätsziele der HVB Group.

Zudem sind Bereiche des Chief Financial Officers – gemeinsam mit dem Bereich Risk Control – in die Aktivitäten unseres Basel-II-Projekts eingebunden.

Revision

- Die Revision ist als unabhängiger organisatorischer Bereich direkt dem Vorstandssprecher unterstellt und für den Vorstand tätig. Sie erfüllt primär die Aufgaben der Internen Revision der HVB AG. Überdies hat sie auch einen Auftrag innerhalb der gesamten HVB Group. Die Bandbreite der Aufgaben erstreckt sich hierbei von einer Kontroll- und Beratungsfunktion auf der Grundlage eines Berichtswesens bis hin zur vollständigen Ausübung der Internen Revision der Tochtergesellschaften.

  Gemäß den MaRisk werden alle Betriebs- und Geschäftsabläufe innerhalb von drei Jahren geprüft – sofern dies sinnvoll und angemessen ist. Betriebs- und Geschäftsabläufe, die einem besonderen Risiko unterliegen, werden mindestens jährlich geprüft.

  Neben den einzelnen Revisionsberichten wird dem Gesamtvorstand in einem Jahresbericht ein umfassender Gesamtüberblick über die Prüfungsergebnisse sowie über wesentliche Revisionsfeststellungen und deren Bearbeitungsstand gegeben. Außerdem wird der Prüfungsausschuss des Aufsichtsrats in seinen regelmäßigen Sitzungen vom Leiter der Revision über die aktuellen Entwicklungen und Ergebnisse der Revisionsarbeit unterrichtet.

Die hier beschriebenen Bereiche und Gremien spiegeln den Stand der Organisationsstruktur zum 31. Dezember 2007 wider.

Risikoarten und -messung

1 Relevante Risikoarten

In der HVB Group differenzieren wir nach folgenden Risikoarten:
- Adressrisiko,
- Marktrisiko,
- Liquiditätsrisiko,
- Operationelles Risiko,
- Geschäftsrisiko,
- Risiko aus bankeigenem Immobilienbesitz,
- Risiko aus Anteils- und Beteiligungsbesitz,
- Strategisches Risiko.

2 Methoden der Risikomessung

Mit Ausnahme des Liquiditätsrisikos und des strategischen Risikos werden alle Risikoarten nach einem Value-at-Risk-Ansatz gemessen, bei dem die potenziellen künftigen Verluste auf Basis eines definierten Konfidenzniveaus ermittelt werden.

Die einzelnen Risikoarten werden im Rahmen der Ermittlung des Economic Capital auf Ebene der HVB Group aggregiert. Dabei wird für alle Risikoarten konsistent eine Haltedauer von einem Jahr und ein Konfidenzniveau von 99,95% unterstellt. Ab Januar 2008 werden wir das Konfidenzniveau für die Risikorechnungen auf den in der UniCredit Gruppe einheitlichen Satz von 99,97% anheben.

Bei der Aggregation werden Risiko mindernde Portfolioeffekte berücksichtigt, welche sowohl Korrelationen innerhalb der einzelnen Risikoarten zwischen Geschäftseinheiten der HVB Group als auch solche über die Risikoarten hinweg erfassen.

Liquiditätsrisiko und strategisches Risiko werden separat erfasst. Die hierfür angewandten Erhebungsmethoden werden in den relevanten Abschnitten dieses Risikoberichts aufgezeigt.

3 Weiterentwicklung der Risikomess- und Überwachungsmethoden

Die Risikomess- und Überwachungsmethoden unterliegen einem ständigen Weiterentwicklungs- und Verbesserungsprozess. Dieser resultiert auf der einen Seite aus unserem eigenen Qualitätsanspruch, auf der anderen Seite trägt die HVB Group damit den gesteigerten gesetzlichen – insbesondere aufsichtsrechtlichen – Anforderungen (vor allem der Solvabilitätsverordnung sowie den Mindestanforderungen an das Risikomanagement) Rechnung. Ferner wurden die im Rahmen der Integration in die UniCredit Gruppe initiierten Methodenabgleiche fortgesetzt.

Gesamtbanksteuerung

1 Duale Gesamtbanksteuerung

Im Fokus der kapitalmarktorientierten Steuerung in der HVB Group steht die Investition und der wertorientierte Einsatz unserer Kapitalressourcen in Geschäftsaktivitäten mit attraktiven Rendite-Risiko-Relationen. Im Rahmen des dualen Steuerungsprinzips werden den Divisionen sowohl regulatorisches Kapital im Sinne von gebundenem Kernkapital als auch Economic Capital zugeteilt. Beide Ressourcen sind mit Verzinsungsansprüchen belegt, welche von den Renditeerwartungen des Kapitalmarkts abgeleitet werden und von den jeweiligen Einheiten zu erwirtschaften sind. Im Jahr 2007 wurden weitere Schritte zur Harmonisierung der dualen Gesamtbanksteuerung mit der Steuerung der UniCredit Gruppe durchgeführt. So wurden auf Ebene der Einzelgeschäftssteuerung die KPIs (Key Performance Indicators), Economic Value Added (EVA) sowie Risk Adjusted Return on Risk Adjusted Capital (RaRoRac) in die Vertriebssteuerung implementiert, im Jahr 2008 werden diese KPIs in die Produktkalkulation nach Geschäftsabschluss integriert.

EVA oder Geschäftswertbeitrag drückt die Fähigkeit zur Schaffung eines zusätzlichen Wertes in Geldeinheiten aus. Er wird ermittelt aus der Differenz zwischen dem Ergebnis nach Steuern (minus Fremdanteile am Ergebnis) und dem Verzinsungsanspruch auf das investierte Kapital (gebundenes Kernkapital plus immaterielle Vermögenswerte) bzw. Economic Capital.

RaRoRac ist das Verhältnis von EVA zu gebundenem Kernkapital und zeigt die Wertschaffung pro Einheit des eingegangenen allokierten Kapitals.

Darüberhinausgehend erfolgt die Feinsteuerung des Vertriebs innerhalb der Divisionen und wird von Division zu Division unterschiedlich gehandhabt.

2 Aufsichtsrechtliche Kapitaladäquanz

Gebundenes Kernkapital

Von den Divisionen wird für Zwecke der Planung und des Controllings eine Kernkapitalunterlegung bezogen auf das Risikoaktivaäquivalent für Kredit- und Marktrisiken von durchschnittlich 6,8% eingefordert. Ferner wird auf das durchschnittlich gebundene Kernkapital der Verzinsungsanspruch abgeleitet. Entsprechend der Steuerungslogik der UniCredit Gruppe wird hierbei das Kernkapital ohne Hybridkapital angesetzt (= »Core Tier 1 Capital«). Ab dem Jahr 2008 wird eine Kernkapitalunterlegung bezogen auf die Risikoaktiva nach Basel II (inklusive Risikoäquivalent für operationelle Risiken) in Höhe von durchschnittlich 6,4% angesetzt.


Ergebnisanspruch
Verzinsungsansprüche auf Kapitalressourcen
— Gebundenes Kernkapital
Trägt den bankaufsichtsrechtlichen Anforderungen Rechnung
— Economic Capital
Trägt dem ökonomischen Risiko Rechnung
Ressourcenoptimierung

Steuerung der aufsichtsrechtlichen Eigenkapitalausstattung
Die Planung unseres aufsichtsrechtlichen Eigenkapitals erfolgt anhand folgender drei Kapitalquoten, für deren Steuerung wir intern Mindestwerte festgelegt haben:
- Kernkapitalquote 1 (Verhältnis aus Kernkapital zu den Risikoaktiva),
- Kernkapitalquote 2 (Verhältnis aus Kernkapital zur Summe aus Risikoaktiva und den mit dem Faktor 12,5 gewichteten Marktrisikopositionen),
- Eigenmittelquote (Verhältnis aus Eigenmitteln zur Summe aus Risikoaktiva und den mit dem Faktor 12,5 gewichteten Marktrisikopositionen).

In 2007 wurden die Quoten gemäß Basel I berechnet. Im Jahr 2008 werden wir auch die Gesamtbanksteuerung auf Basel II umstellen und damit die operationellen Risiken in die Berechnung der Kapitalquoten einbeziehen.

Weiterführende Details zu diesen Quoten in 2007 sind im Financial Review sowie in den Notes (Nummer 82) dieses Geschäftsberichts zu finden.

Zur Bestimmung der angemessenen Eigenkapitalausstattung haben wir im Wesentlichen folgenden Prozess definiert:
- Basierend auf unserer Mehrjahresplanung führen wir monatlich eine rollierende Acht-Quartale-Projektion zur permanenten Prognostizierung unserer Kapitalquoten gemäß KWG durch.
- Das Asset Liability Committee wird monatlich über die Ist-Quoten und die wesentlichen Effekte auf diese Quoten informiert und entscheidet bei spürbaren Plan-Ist-Abweichungen über entsprechende Maßnahmen.
- Der Gesamtvorstand wird monatlich über die Risikoaktiva Budgetauslastung der Divisionen in Kenntnis gesetzt.

3 Ökonomische Kapitaladäquanz

Das von den Divisionen jeweils künftig benötigte Economic Capital wird, aufgeschlüsselt nach Risikoarten, im Rahmen des jährlichen Planungsprozesses in engem Zusammenspiel zwischen dem Bereich Risk Control und den Geschäftseinheiten ermittelt. Nach Entscheidung durch den Vorstand der HVB Group werden die Economic Capital Größen in den Steuerungs- und Berichtsinstrumenten der Bank verankert. Ein Soll-Ist-Vergleich wird quartalsweise erstellt und an den Chief Risk Officer berichtet.

Im Berichtsjahr 2007 ist nach Berücksichtigung aller Risiko mindernden Diversifikationseffekte der HVB Group das aggregierte Economic Capital (einschließlich Fremdanteile) für die HVB Group von 4,2 Mrd € zum 31. Dezember 2006 auf 4,7 Mrd € zum 31. Dezember 2007 gestiegen.

Der Verkauf der Bank Austria Creditanstalt-Gruppe (BA-CA) wirkt sich neben der reinen Herausnahme des BA-CA Anteils am Economic Capital von 3,8 Mrd € auch noch in geringeren Diversifikationseffekten für die verbliebene HVB Group aus.

Economic Capital nach Portfolioeffekten
(Konfidenzniveau 99,95%)

	2007		2006	
	in Mio €	in %	in Mio €	in %
Aufteilung nach Risikoarten				
Marktrisiko	235	5,0	174	4,2
Adressrisiko	1956	41,8	1763	42,3
Geschäftsrisiko	579	12,4	595	14,3
Operationelles Risiko	855	18,3	791	19,0
Risiko aus bankeigenem Immobilienbesitz	494	10,6	259	6,2
Risiko aus Anteils- und Beteiligungsbesitz	559	11,9	584	14,0
HVB Group	**4678**	**100,0**	**4166**	**100,0**
Risikodeckungsmasse HVB Group	22037		17899	
Auslastung in % HVB Group	21,2		23,3	

Risk Report

Der Anstieg des Economic Capital in 2007 für die HVB Group ist daher knapp zur Hälfte auf den Rückgang von Diversifikationseffekten durch den Verkauf der Bank Austria Creditanstalt-Gruppe zurückzuführen. Ein weiterer Teil des Anstiegs zeigt sich im Risiko aus bankeigenem Immobilienbesitz, welcher sich maßgeblich durch die Erstkonsolidierung des Sondervermögens Euro ImmoProfil ergibt. Die aktuellen Entwicklungen an den Kapitalmärkten führen unter anderem auch zu höheren Economic Capital Werten für Marktrisiko und Kreditrisiko. Im Economic Capital Wert für Anteils- und Beteiligungsbesitz kompensieren sich die Effekte aus weiteren Investitionen in Private Equity und dem Verkauf unserer Beteiligungsposition an der Münchener Rückversicherungs-Gesellschaft AG. Bei der Darstellung nach Divisionen zeigt sich ein deutlicher Rückgang in der Position Sonstige/Konsolidierung. Dieser ist bedingt durch die Zuordnung von Anteils- und Beteiligungsbesitz in die Divisionen, welche dadurch entsprechende Anstiege verzeichnen. In der Division Markets & Investment Banking, weiterhin mit dem größten Anteil am Economic Capital, wirken die oben genannten Effekte kumulativ.

Im Rahmen einer quartalsweisen Risikotragfähigkeitsanalyse stellen wir unser Economic Capital der uns zur Verfügung stehenden Risikodeckungsmasse gegenüber. Darüber hinaus erfolgt diese Tragfähigkeitsanalyse als Bestandteil unseres Planungsprozesses mit einem entsprechenden intern definierten Prognosezeitraum. Die in 2007 durchgeführte detaillierte Einjahresplanung basiert auf den Eckdaten und Zielen der Dreijahresplanung. Damit erfüllen wir wesentliche Komponenten des Internal Capital Adequacy Assessment Process (ICAAP).

Gemäß unserer bankinternen Definition setzt sich die Risikodeckungsmasse aus IFRS Eigenkapitalkomponenten, Genussrechts- und Hybridkapital, Reserven sowie dem Ist-Ergebnis zusammen. Hierbei werden die Anteile in Fremdbesitz berücksichtigt sowie der Goodwill in Abzug gebracht. Die Risikodeckungsmasse beläuft sich zum Jahresende 2007 für die HVB Group auf 22,0 Mrd € (vergleichbarer Vorjahreswert: 17,9 Mrd € mit Berücksichtigung der Effekte aus dem Verkauf der Bank Austria Creditanstalt-Gruppe). Der Anstieg gegenüber dem Vorjahr resultiert vor allem aus einer höheren Rücklagendotierung, einer reduzierten AfS-Rücklage sowie geringerem Genussrechts- und Hybridkapital. Der Rückgang im Halbjahresvergleich ist maßgeblich auf die noch nicht beschlossene Konzerngewinnverwendung zurückzuführen. Diese wird den Aktionären in der Hauptversammlung zur Entscheidung vorgelegt. Zum ersten Mal werden per 31. Dezember 2007 von der Bank keine Neubewertungsreserven für Immobilien für das Aufsichtsrecht ermittelt. Dadurch sinkt im Jahres- sowie Halbjahresvergleich auch die Risikodeckungsmasse um 0,2 Mrd €. Bei einem aggregierten Economic Capital von 4,7 Mrd € ergibt sich eine Auslastung der Risikodeckungsmasse von rund 21,2%. Die deutliche Reduktion der Auslastungsquote gegenüber dem Vorjahreswert für die HVB Group (36,1% bei einer Risikodeckungsmasse von 21,9 Mrd € inklusive der Risikodeckungsmassenanteile der Bank Austria Creditanstalt-Gruppe) ist maßgeblich auf den Verkauf der Bank Austria Creditanstalt-Gruppe zurückzuführen, welcher sowohl eine Reduzierung des Economic Capital (–3,8 Mrd € von 7,9 Mrd € per 31. Dezember 2006) als auch ein Wiedererreichen des Vorjahresniveaus eine Erhöhung der Risikodeckungsmasse durch Rücklagenbildung bewirkte.

Auch unter Berücksichtigung der risikoartenspezifischen Stressergebnisse, verfügten wir auf Ebene der HVB Group während des gesamten Geschäftsjahrs über einen deutlichen Puffer in der Risikodeckungsmasse.

Economic Capital nach Portfolioeffekten
(Konfidenzniveau 99,95%)

	2007		2006	
	in Mio €	in %	in Mio €	in %
Aufteilung nach Divisionen				
Privat- und Geschäftskunden	594	12,7	571	13,7
Wealth Management	142	3,0	138	3,3
Firmen- & Kommerzielle Immobilienkunden	854	18,3	688	16,5
Markets & Investment Banking	2 173	46,5	1 545	37,1
Sonstige/Konsolidierung	915	19,5	1 224	29,4
HVB Group	**4 678**	**100,0**	**4 166**	**100,0**

4 Risikostrategie

Für das Jahr 2007 hat der Vorstand unter Berücksichtigung sämtlicher relevanter Risikoarten für die HVB Group, des Economic Capital und der Risikotragfähigkeit eine zur Geschäftsstrategie konsistente Risikostrategie verabschiedet. Für 2008 erfolgte dies unter Berücksichtigung der durch die Übertragung der wesentlichen Vermögensgegenstände und dazugehörigen Verbindlichkeiten der UniCredit Banca Mobiliare S.p.A. (UBM) erhöhten Bedeutung der Division Markets & Investment Banking.

Risikoarten im Einzelnen

1 Adressrisiko

Risikomanagement

Unter Adressrisiko verstehen wir mögliche Wertverluste, die durch den Ausfall oder durch Bonitätsverschlechterungen von Kunden entstehen können. Dabei unterscheiden wir zwischen den Risikokategorien Kreditrisiko, Kontrahentenrisiko, Emittentenrisiko und Länderrisiko.

Kreditrisiko

- Kreditrisiko umfasst mögliche Wertverluste im kommerziellen Kreditgeschäft. Dem wird bilanziell durch die Bildung von Kreditrisikovorsorge Rechnung getragen, sobald sich konkrete Anhaltspunkte in der Vergangenheit für einen Ausfall ergeben haben (incurred loss). Hiervon getrennt zu sehen ist die abstrakte Erwartung, dass Kunden in der Zukunft ausfallen könnten (Konzept des Expected Loss und Credit-Value-at-Risk).

Kontrahentenrisiko

- Kontrahentenrisiko ergibt sich aus der Verschlechterung der Bonität bzw. dem Ausfall einer Gegenpartei, mit der wir zins-, fremdwährungs-, aktien-/indexbezogene oder sonstige Termin- bzw. Derivategeschäfte getätigt haben. Das Kontrahentenrisiko lässt sich in Erfüllungs-, Wiedereindeckungs- und Barrisiko differenzieren. Für die Bank besteht immer dann ein Erfüllungsrisiko, wenn wir beim Austausch von Zahlungen im Rahmen der Abwicklung des Geschäfts in Vorleistung treten, ohne zum Zeitpunkt unserer Zahlung sicher zu wissen, dass die Gegenzahlung des Kontrahenten erfolgen wird. Das Wiedereindeckungsrisiko ergibt sich aus der Gefahr, dass sich die Bank bei Ausfall der Gegenpartei am Markt zu ungünstigeren Konditionen wiedereindecken muss. Das Barrisiko besteht in der Gefahr, dass die Gegenpartei aufgenommene (Bar)-Kredite nicht zurückzahlt. Bei Handelsprodukten ist es für den Geldhandel relevant.

Emittentenrisiko

- Emittentenrisiko ist die Gefahr von Bonitätsverschlechterungen oder Ausfällen eines Emittenten. Es entsteht durch den Kauf von Wertpapieren für den Eigenbestand, bei Wertpapieremissions- und -platzierungsgeschäften sowie bei Kreditderivaten.

Länderrisiko

- Das Länderrisiko ist das Risiko von Wertverlusten auf Grund von Transfer-/Konvertierungsbeschränkungen bzw. -verboten oder anderen hoheitlichen Maßnahmen des Landes des Kreditnehmers (Transferrisiko). Ein Länderrisiko besteht bei grenzüberschreitenden Transaktionen in Fremdwährung. Außerdem wird das Adressrisiko von Zentralregierungen und Notenbanken berücksichtigt (Sovereign Risk). Hierbei gehen die Positionen aus Kredit- und Handelsgeschäften einschließlich Geschäfte innerhalb der HVB Group sowie das Emittentenrisiko handelbarer, festverzinslicher Wertpapiere ein.

Das Management des Adressrisikos basiert auf einem integrierten Konzept klar definierter Grundsätze, Kompetenzstrukturen und Risikobeurteilungsverfahren.

Bezogen auf das Adressrisiko ist in allen Kredit gewährenden Einheiten der HVB Group die fachliche und disziplinarische Trennung von Vertrieb (= Markt) und Kredit (= Marktfolge) auf allen Ebenen organisatorisch gewährleistet. Die Marktfolgeaktivitäten sind im Verantwortungsbereich des Chief Risk Officers gebündelt. Darüber hinaus sind in allen Divisionen ab einer bestimmten Kredithöhe zentral angesiedelte Senior Risk Manager in den Entscheidungsprozess eingebunden. Diese tragen die Risikoverantwortung für die ihnen zugeordneten Portfolios und steuern die Branchen entsprechend der vom Strategischen Kreditkomitee verabschiedeten Portfoliostrategien.

Die Kreditäquivalente (Exposurewerte) des jeweiligen Handelsgeschäfts dienen im Rahmen des Kreditprozesses als Grundlage für die Kreditentscheidung und werden gemeinsam mit den Exposurewerten aus dem kommerziellen Geschäft betrachtet. Dies gilt sowohl für die einzelne Kreditentscheidung als auch für die Steuerung von Konzentrationsrisiken der HVB Group.

Risk Report

Das Kreditäquivalent beim Kontrahentenrisiko ist definiert als Potential Future Exposure und ergibt sich aus dem Profil möglicher zukünftiger Preise/Marktwerte, die die OTC-Geschäfte eines Handelspartners unter Berücksichtigung von Netting- und Collateralverträgen sowie Portfolioeffekten annehmen können. Die Bestimmung der zukünftigen Marktwerte basiert auf der Monte-Carlo-Simulation des internen Marktrisikomodells. Die Ergebnisse werden entsprechend der Laufzeit der Geschäfte bzw. der Marginperiode (bei dynamischen Besicherungsverträgen) skaliert. Bei der Ermittlung des Potential Future Exposures wird dabei zu Limitierungszwecken ein hohes Quantil der Verteilung (99%) bestimmt, während als Bemessungsgrundlage für das interne Kreditrisikomodell ein Erwartungswert (Expected Positive Exposure) herangezogen wird (siehe Abschnitt »Internes Adressrisikomodell« dieses Kapitels).

Das Management des Länderrisikos findet auf Basis von Value-at-Risk- und Volumensgrößen statt. Dazu wird jährlich eine für die HVB Group gültige Strategie für Länderrisiken festgelegt und unterjährig mit der Ist-Entwicklung abgeglichen.

Messmethodik
Kreditrisiko
Für die Erhebung unseres Kreditrisikos nutzen wir differenzierte Risikomessinstrumente:

Bonitätsanalyse
- Sowohl für die Kreditentscheidungen, das Pricing, die zukünftige Eigenkapitalunterlegung nach Basel II (IRB-Approach) als auch für unser internes Adressrisikomodell ist die zuverlässige Bestimmung der Ausfallwahrscheinlichkeit unserer Kunden von zentraler Bedeutung. Entsprechend gilt unser besonderes Augenmerk der Weiterentwicklung und Verfeinerung unserer internen Bonitätsanalyseinstrumente.

  Die HVB Group verfügt über vielfältige Rating- und Scoringverfahren, welche auf die Bedürfnisse der unterschiedlichen Kundengruppen zugeschnitten sind. Die Systeme werden unter Rückgriff auf moderne statistische Verfahren laufend optimiert, um eine möglichst gute Trennschärfe und Prognosegüte bezüglich der Ausfallwahrscheinlichkeit eines Kunden sicherzustellen. Die Töchter der HVB AG verfügen jeweils über eigene, auf ihre Geschäfte zugeschnittene, Rating- und Scoringverfahren.

Im Ergebnis führt ein Rating oder Scoring zur Eingruppierung in eine Bonitätsklasse einer zehn Stufen umfassenden Skala. Hierbei sind die Bonitätsklassen 1 bis 7 für das nicht problembehaftete und die Bonitätsklassen 8 bis 10 für das problembehaftete Geschäft vorgesehen. Für einige Verfahren findet darüber hinaus eine Feindifferenzierung statt, indem pro Bonitätsklasse noch zwischen je drei Unterklassen (notches) unterschieden wird. Ab Bonitätsklasse 8– werden Einzelwertberichtigungen gebildet. Eine verfahrensbasierte Bonitätsklasse wird bis zur Klasse 8 ermittelt. Die Bonitätsklassen 8–, 9 und 10 werden durch Setzen entsprechender Leistungsstatuskennzeichen ermittelt, die zur Ableitung einer Ausfall Bonitätsklasse führen.

Die Rating- und Scoringverfahren unterliegen einem ständigen Monitoring, sie werden jährlich validiert und bei Bedarf rekalibriert oder grundlegend überarbeitet. Somit ist eine regelmäßige Überwachung bzw. Überprüfung aller Ratingverfahren gewährleistet.

In 2007 lagen die Schwerpunkte unter anderem in folgenden Bereichen:
- Weiterentwicklung für Privat- und Geschäftskunden,
- Überarbeitung der Bonitätsverfahren für Privatkunden,
- Einführung der gruppenweiten Ratings in der HVB AG,
- Abschaffung von pauschalen Sonderfallratings,
- Überarbeitung und Einschränkung der Override Möglichkeiten und der Gründe zur Bildung von Bonitätsverbünden.

Für die Kreditnehmer ist vor der Kreditvergabe mit dem jeweils vorgesehenen Ratingverfahren eine Bonitätsklasse zu ermitteln.

Die Pflicht zur Ratingermittlung besteht unabhängig von der Offenlegungspflicht nach § 18 KWG. Die Bonität ist mindestens einmal jährlich auf Basis aktueller Bonitätsunterlagen anzupassen. Bei wesentlichen wirtschaftlichen Veränderungen bzw. wenn risikorelevante Engagementsveränderungen eintreten, ist eine Aktualisierung des Ratings zeitnah unterjährig vorzunehmen.

Die Freigabe des Ratings erfolgt durch den zuständigen Kompetenzträger.

Für die Transformation externer Emittentenratings wird eine Transformationstabelle herangezogen, sodass internen Ratings externe Ratings gegenübergestellt werden. Hierfür werden ausschließlich Ratings von S&P, Moody's oder Fitch verwendet.

Sicherheiten und Sicherheitenmanagement

– Die von der Bank eingesetzten Kreditrisikominderungstechniken orientieren sich an den strengen aufsichtsrechtlichen Vorgaben zum so genannten IRB-Advanced Approach.

In Anlehnung an die Allgemeinen Kreditgrundsätze der Bank folgt das Sicherheitenmanagement einem Regelkreis, der mit der Formulierung einer Strategie beginnt. Bei der Hereinnahme von Kreditsicherheiten unserer Kunden bzw. der Gewährleistungsgeber wird besondere Sorgfalt auf die rechtliche Durchsetzbarkeit der Sicherungsabrede gelegt.

Die wertmäßig bedeutsamsten Sicherheitenarten sind Grundpfandrechte, Gewährleistungen sowie Verpfändungen von finanziellen Sicherheiten, die zusammen rund 90% der bewerteten Sicherheiten ausmachen. Die Bewertung erfolgt für jede Sicherheitenart nach spezifischen Bewertungsregeln auf Basis empirisch ermittelter Erlösquoten. Für alle Sicherheitenarten werden daneben Kostenquoten auf eine festgelegte Bemessungsgrundlage durch Berücksichtigung der Verwertungsdauer bzw. des Diskontierungseffektes über die Verwertungsdauer hinweg angerechnet. Es wird somit ein dem Fair Value-Ansatz vergleichbarer Wert ermittelt. Bei Wertpapieren greifen wir auf eigene Haircut Schätzungen zurück. Verschiedene Überwachungsaktivitäten, die Erfassung sicherheitenbezogener Ausfalldaten und regelmäßige Analysen (zum Beispiel über Risikokonzentrationen) ergänzen diesen Regelkreis.

Die Bank verfügt über ein zentrales Sicherheitensystem, in dem alle relevanten Daten zu Sicherheitenvereinbarungen und zur Sicherheitenzuordnung verwaltet werden und die Sicherheitenbewertung vorgenommen wird.

Internes Adressrisikomodell

– Für die Erhebung des Adressrisikos nutzen wir ein internes Adressrisikomodell, mit dem wir Ausfall bedingte Kredit- und Kontrahentenrisiken in der HVB Group messen und bewerten. Hierbei handelt es sich um ein eigenentwickeltes Modell, das uns den Vorteil bietet, in Methodik und Parametrisierung individuell auf unser Portfolio zugeschnitten zu sein und welches jederzeit entsprechend dem Erkenntnisfortschritt von uns weiterentwickelt werden kann.

In 2007 wurde das interne Adressrisikomodell weiterentwickelt und auf einer neuen IT-Plattform implementiert, sodass ab 2008 eine im Hinblick auf die verwendeten Inputparameter (PD, LGD und EAD) sowie der Datengrundlage konsistente Ermittlung von Credit-Value-at-Risk und regulatorischem Kapitalbedarf nach Basel II möglich ist. Auch das Länderrisiko wird über ein Portfoliomodell ermittelt.

Erwarteter Verlust

– Bei der Adressrisikomessung unterscheiden wir zwischen dem erwarteten Verlust und dem unerwarteten Verlust (in Ausprägung des Credit-Value-at-Risk). Der erwartete Verlust spiegelt den Ausfallverlust aus dem aktuellen Kreditportfolio wider, der unter Berücksichtigung von Bonitätseinstufungen und vorhandenen Sicherheiten in den nächsten zwölf Monaten zu erwarten ist.

Für die Berechnung des erwarteten Verlusts wird – analog zu Basel II – eine Abschätzung des Geschäftsvolumens bei Ausfall durchgeführt (Exposure at Default). Diese Größe berechnet sich für das Kredit- und Länderrisiko als Stichtagsinanspruchnahme erhöht um Teile der freien, extern zugesagten Linien. Dabei wird der unterschiedliche Risikogehalt verschiedener Kreditarten berücksichtigt.

Als Bemessungsgrundlage für die OTC-Derivate (Kontrahentenrisiko) wird dabei ein »Kreditäquivalent« berechnet, das so genannte »Expected Exposure«. Das Kreditäquivalent entspricht dem aktuellen Marktwert eines Geschäfts zuzüglich eines so genannten »Add On«, einem Zuschlag für potenzielle zukünftige Marktwertschwankungen. Das so ermittelte Kontrahentenexposure berücksichtigt sowohl Risiko reduzierende Netting-Vereinbarungen als auch dynamische Sicherheitenverträge, die den Kontrahenten verpflichten, auf täglicher Basis in Höhe des aktuellen Marktwerts der laufenden Geschäfte Sicherheiten zu stellen.

Die Parameterannahmen zur Ermittlung des Exposure at Default sowie der Quantifizierung einer Verlustquote (Loss Given Default) bei Ausfall eines Geschäfts basieren auf langjährigen, statistischen Durchschnittswerten aus bankinternen Ausfällen und Verlusten sowie externen Referenzgrößen und entsprechen den strengen Qualitätsanforderungen nach Basel II (IRB-Advanced Approach).

Risk Report

Credit-Value-at-Risk
- Der Credit-Value-at-Risk (unerwarteter Verlust) trifft eine Aussage über die höchste negative Abweichung des tatsächlichen Verlusts vom erwarteten Verlust, die innerhalb der nächsten zwölf Monate mit einer Wahrscheinlichkeit von 99,95% nicht überschritten wird. Dieses Verlustpotenzial wird unter Berücksichtigung von Portfolioeffekten mit Economic Capital als Sicherheitspuffer unterlegt.

Szenarioanalysen
- Die Berechnung des Credit-Value-at-Risk unterstellt normale Rahmenbedingungen. Szenarioanalysen helfen uns, die Auswirkungen von zukünftigen makroökonomischen Entwicklungen oder exogenen Schocks zu simulieren und ihre Auswirkungen auf das Verlustpotenzial des Kreditportfolios der HVB Group zu quantifizieren. In diesem Zusammenhang lassen sich Mehrjahresprognosen zur Entwicklung von Zinsen, Wirtschaftswachstum oder Arbeitslosigkeit nennen, aber beispielsweise auch Inflationsszenarien oder extreme Entwicklungen auf den Finanzmärkten. Die Ergebnisse ausgewählter Szenariorechnungen werden für die Steuerung und Limitierung von Kredit- und Länderrisiken genutzt.

Risiko- und marktgerechtes Pricing
- Zur Risiko- und Profitabilitätssteuerung des Kreditgeschäfts werden Pricingmethoden und -tools eingesetzt, die alle Kostenbestandteile, die zu erwartenden Standardrisikokosten und die Kapitalkosten berücksichtigen. Da die Kalkulation auf den relevanten Risikoparametern basiert und vor Abschluss eines Kreditgeschäfts vorgenommen werden muss, können Kreditentscheidungen unter Risiko-/Ertragsgesichtspunkten vorgenommen werden. Auch vor dem Hintergrund der Finanzmarktturbulenzen wurden regelmäßige Abgleiche zwischen den internen Margenanforderungen und den aktuellen Kapitalmarktpreisen für Kredite vorgenommen.

Umsetzung Basel II
- Kernelement der Basler Eigenkapitalvereinbarung im Bereich Kreditrisiko ist eine stärkere Risikodifferenzierung der aufsichtsrechtlich vorgeschriebenen Eigenmittelunterlegung für Kreditrisiken auf Basis der Bonitätseinstufung des Kunden sowie der Besicherungsstruktur der Geschäfte. Dies gilt insbesondere für den anspruchsvollsten Ansatz, den so genannten IRB-Advanced Approach, den unsere Bank ab 2008 anstrebt. Die entsprechenden Implikationen aus Basel II führen zu einer Annäherung der aufsichtsrechtlichen an die ökonomische Sichtweise einer risikoadjustierten Steuerung, wie sie in unserer Bank mittels interner Instrumente bereits etabliert ist.

Im Kontext der Säule 1 haben wir die Methoden zur Risikobeurteilung durch Einsatz von Scoring- und Ratingverfahren nochmals verbessert und die internen Prozesse entsprechend angepasst bzw. gestrafft. Dabei haben wir einige Verfahren neu implementiert bzw. deren Methodik überarbeitet, unter anderem Internal Assessment Approach für Securitisation und Retailsegmente. Zudem konnten wir mit Erfolg die Implementierung so genannter UniCredit gruppenweiter Ratingsysteme und zugehöriger Prozesse im abgelaufenen Geschäftsjahr in der HVB AG realisieren. Für einzelne Teilsegmente, wie Sovereigns oder Banken, verwendet die UniCredit Gruppe einheitliche Ratingsysteme, um eine global einheitliche Risikobeurteilung und -steuerung dieser Segmente zu gewährleisten. Entsprechende Verfahren wurden technisch implementiert, für das Bestands- und Neugeschäft entsprechender Segmente umfassend genutzt sowie zugehörige Prozesse gruppenweit entwickelt und umgesetzt. Im Gegenzug konnten bisher in der HVB Group verwendete Verfahren für diese Segmente deaktiviert werden.

Die Verfahren zur Schätzung von Verlustquoten und Exposuregrößen haben wir ebenfalls finalisiert. Dabei werden sowohl Informationen aus der eigenen Verwertungserfahrung der Bank als auch extern verfügbare Benchmarks benutzt. Zudem sind wir Teilnehmer verschiedener Aktivitäten zum Daten Pooling und konnten entsprechende Ergebnisse ebenfalls intern erfolgreich anwenden. So erfolgt die Bewertung unserer Sicherheiten umfänglich auf Basis von empirisch-statistisch ermittelten Recovery Rates.

Im Bereich Validierung und Kalibrierung der Ratingsysteme erfolgte eine Überprüfung der entwickelten Methodenkonzepte, deren gegebenenfalls erforderliche Verfeinerung sowie periodische Anwendung.

Im Berichtsjahr haben wir zudem den so genannten Basel-II-Rechenkern an die Vorgaben der deutschen Solvabilitätsverordnung angepasst. Auf dieser Grundlage hat die HVB Group bereits unterjährig in einem geordneten Produktionsprozess RWA Größen nach den verschiedenen Basel-II-Ansätzen kalkuliert und für Steuerungszwecke herangezogen.

Die Anforderungen der Säule 2 der Basel-II-Eigenkapitalvorschriften sind durch die zeitgerechte Umsetzung der MaRisk der deutschen Bankenaufsicht in unserem Haus bereits erfüllt. Hierzu gehören unter anderem die Behandlung von Konzentrationsrisiken,

das Stresstesting einzelner Risikoarten sowie des Gesamtbankrisikos, wie auch die Ermittlung der Risikotragfähigkeit. Entsprechende Aktivitäten hat auch die UniCredit Holding zwischenzeitlich aufgegriffen und gemeinsam mit uns vorangetrieben. Hieraus können sich Anpassungen bzw. Weiterentwicklungen unserer Maßnahmen ergeben. Unsere Planungen sehen daher eine Implementierung entsprechender UniCredit gruppenweit einheitlicher Standards für derartige Themenkomplexe noch in 2008 vor.

Insgesamt wurden die für 2007 gesteckten Ziele des Basel-II-Projekts planmäßig erreicht. Daher konnte auch die Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) sowie die Bundesbank ihre Aktivitäten zur Zertifizierung des IRB-Advanced Approach im März 2007 starten. Die Prüfungshandlungen zum Adressausfallrisiko wurden hierzu im Dezember 2007 abgeschlossen. Eine abschließende Beurteilung durch die Bankenaufsicht steht noch aus.

Neben der Thematik Adressausfallrisiko haben wir auch das operationelle Risiko im Basel-II-Kontext finalisiert. Hier hatten wir uns auf die aufsichtsrechtliche Prüfung zur Umsetzung des Advanced Measurement Approach (AMA) im Geschäftsjahr 2007 intensiv vorbereitet. Die Erfüllung entsprechender Anforderungen wurde Mitte 2007 durch die BaFin und Bundesbank geprüft und erfolgreich abgeschlossen. Details hierzu sind im Kapitel »Operationelles Risiko« enthalten.

Länderrisikomessung

- Die Länderrisikomessung in der HVB Group wird im Wesentlichen durch die Länderratings bestimmt. Neben der Ausfallwahrscheinlichkeit (PD) und der Verlustquote (LGD) wird auch die Länderrisiko relevante Strukturierung der Geschäfte in der Länderrisikomessung berücksichtigt. Im Jahr 2007 erfolgte im Rahmen des Zusammenschlusses mit der UniCredit Gruppe die Umstellung auf das UniCredit gruppenweite Sovereign Ratingverfahren in der HVB Group.

  Auf Basis dieser Informationen wird in einem Portfoliomodell monatlich der Value-at-Risk (VaR) aus Länderrisiken für die HVB Group ermittelt. Auf Grund der geringen Anzahl von Ländern sind Länderportfolios naturgemäß eher gering diversifiziert. Durch die Verwendung eines internen Portfoliomodells erreichen wir somit schon heute wichtige Steuerungseffekte, die über die Solvabilitätsverordnung hinausgehen.

Risikoüberwachung

Die Risikoüberwachung findet auf zwei verschiedenen Ebenen statt:
- Überwachung auf Ebene von Einzelengagements,
- Überwachung auf Portfolioebene.

Die Einzelengagements werden sowohl im Kreditgeschäft als auch im Handelsgeschäft mit Hilfe von klassischen Überwachungssystemen wie der Bonitätsanalyse und Frühwarnsystemen überwacht. Einzelengagementlimite begrenzen die eingegangenen Risiken.

Auf Ebene der HVB Group werden Kreditrisiko-Konzentrationen gegenüber verbundenen Kreditnehmern bonitätsabhängig und mit einer für alle Tochtergesellschaften einheitlichen Methodik limitiert. Hierzu nutzen wir eine Datenbank, welche alle Engagements gegenüber einem Kreditnehmer innerhalb der HVB Group weltweit zusammenfasst. Damit ist die regelmäßige Information über Kreditrisiko-Konzentrationen und ihre Limitierung sichergestellt. Auch wenn in 2007 in Einzelfällen auf Grund der Finanzmarktturbulenzen die Syndizierung von Kreditrisiko-Konzentrationen nur langsamer als geplant möglich war, ist der Anteil des Konzentrationsrisiko relevanten Blankoexposures der Top-20-Engagements am Konzentrationsrisiko relevanten Blankoexposures der HVB Group per Jahresende 2007 mit 4,9% (Vorjahreswert 3,9%) gering.

Kontrahenten- und Emittentenrisiken

Zentraler Bestandteil unseres Risikomanagements und -controllings von Kontrahenten- und Emittentenrisiken ist der Einsatz von Limitsystemen, die ein ungewolltes bzw. unkontrolliertes Anwachsen unserer Risikoposition verhindern. Diese stehen in allen wesentlichen Lokationen der HVB Group, die Handelsgeschäft betreiben, online zur Verfügung. Jedes abgeschlossene Handelsgeschäft wird unverzüglich erfasst und zeitnah auf das jeweilige Limit angerechnet. Dies gilt im Kontrahentenrisiko sowohl für das Wiedereindeckungs- als auch für das Erfüllungsrisiko. Für Letzteres wird ebenfalls bereits bei Geschäftsabschluss das Risiko für den zukünftigen Valutatag limitiert und überwacht, sodass ex ante eine Konzentration der Zahlungsbeträge auf nur einen Valutatag verhindert wird. Auf diese Weise wird jedem Händler eine aktuelle Limitprüfung und dem Risikocontroller eine unmittelbare Limitüberwachung pro Kontrahent bzw. Emittent ermöglicht.

Länderrisiken

Die Steuerung der Länderrisiken erfolgt auf Basis der aufgezeigten Messmethoden mit Hilfe von Value-at-Risk-Limiten nach Regionen. Geschäfte mit einem hohen Länderrisiko werden stärker auf das Regionen-Risikolimit angerechnet als länderrisikoarme Transaktionen. Hiermit wird eine Begrenzung der Länderrisiken, eine risikoorientierte Portfoliosteuerung und ein flexibles, an den Geschäftspotenzialen ausgerichtetes Exposure Management angestrebt. Zusätzlich gibt es für das Länderrisikomanagement Volumenslimite pro Land (unterteilt nach Produktrisikogruppen).

Alle Adressrisiken werden zudem auf Portfolioebene überwacht. Das Augenmerk liegt dabei auf Länder-, Branchen- oder Regionen-Konzentrationen und ihren Auswirkungen auf die Risikosituation der Bank.

Ein weiteres Instrument der Risikoüberwachung insbesondere auf Portfolioebene ist das interne Berichtswesen. Gemäß den MaRisk werden der Vorstand und der Prüfungsausschuss des Aufsichtsrats mindestens quartalsweise über das Kreditportfolio bzw. anlassorientiert auch ad hoc informiert. Darüber hinaus werden weitere Risikoberichte mit speziellem divisions-, produkt- oder branchenspezifischen Fokus erstellt.

Quantifizierung und Konkretisierung
Nach einem Anstieg des Kredit- und Kontrahentenexposures der HVB Group im ersten Halbjahr 2007 (+2,4%) ging das Exposure im zweiten Halbjahr zurück (–1,8%). Insgesamt erhöhte sich das Exposure im Vergleich zum Dezember 2006 um 1,2 Mrd € (+0,5%) geringfügig.

Hinsichtlich der Branchengruppen blieb die Struktur des Kreditportfolios im Wesentlichen stabil. Stärkere Rückgänge sind vor allem bei Privatkunden (–9,4 Mrd €) und Sonstigen (–3,1 Mrd €) festzustellen. Diese werden hauptsächlich durch den Exposureaufbau bei Nahrung/Konsum/Dienstleistung (+6,1 Mrd €), Bau (+3,1 Mrd €), Maschinenbau/Stahl (+2,1 Mrd €) und Chemie/Gesundheit/Pharma (+1,6 Mrd €) kompensiert.

Das Core Portfolio, das heißt das Gesamtportfolio der HVB Group exklusive der restlichen Kreditbestände des früheren Segments Real Estate Restructuring, erhöhte sich im Geschäftsjahr 2007 um +1,3% auf 228,5 Mrd €. In der Division Firmen- & Kommerzielle Immobilienkunden fand mit +9,7 Mrd € (+15,0%) die deutlichste Exposurezunahme in 2007 statt. Dieser Anstieg ist auf steigendes Exposure im Firmenkundengeschäft und auf die Bildung der Subdivision Global Financial Services zurückzuführen. Weitere Erhöhungen zeigten die Divisionen Markets & Investment Banking (+3,4 Mrd €) sowie Wealth Management (+0,5 Mrd €). Das Exposure in der Division Privat- und Geschäftskunden fiel um –2,7 Mrd € (–5,4%). Der Rückgang in der Division Sonstige ist im Wesentlichen auf den planmäßigen Abbau von nicht strategischen Portfolios zurückzuführen.

Verteilung des Kredit- und Kontrahentenexposures nach Divisionen – Core Portfolio (in Mrd €)


Privat- und Geschäftskunden
50,4
47,7
Wealth Management
5,6
6,1
Firmen- & Kommerzielle Immobilienkunden
64,5
74,2
Markets & Investment Banking
79,3
82,7
Sonstige
25,8
17,8
Dezember 2006
Dezember 2007

In den Bonitätsklassen 1–4 ist ein geringer Rückgang um –2,6 Mrd € (–2,4%) festzustellen. Der Anstieg um +3,5 Mrd € in den Bonitätsklassen 5–8 erhöhte den Anteil dieser Gruppe am Gesamtportfolio um einen Prozentpunkt. In den Bonitätsklassen 9 und 10 reduzierte sich das Exposure um –0,7 Mrd € auf 5,9 Mrd €.

Vom Exposure des Core Portfolios der HVB Group waren 4,5 Mrd € (2,0%) überfällig ohne Wertberichtigung. Davon sind jedoch 2,5 Mrd € (55,6%) kurzfristige Überziehungen zwischen 1 bis 5 Tagen.

Der Rückgang der Sicherheitenwerte ist neben der regelmäßigen Aktualisierung der Bewertung auch auf den Rückgang des Exposures bei den nicht strategischen Portfolios zurückzuführen.

Die Verteilungen von erwartetem Verlust und Value-at-Risk zeigen einen leicht veränderten Risikobeitrag der Divisionen. Bei der Division Privat- und Geschäftskunden stieg der erwartete Verlust leicht, der Value-at-Risk ging dagegen leicht zurück. Bei Markets & Investment Banking stieg der Risikoanteil weiter und stellt nun auf Grund des großvolumigen Geschäfts über die Hälfte des Value-at-Risks der HVB Group Core. Der Risikoanteil im Geschäft mit Firmen- & Kommerziellen Immobilienkunden stieg ebenfalls. Im Wealth Management blieben der erwartete Verlust und Value-at-Risk weitgehend stabil auf niedrigem Niveau.

Das Netto-Kreditrisikovorsorgeergebnis der HVB Group für das Jahr 2007 beträgt 0,5 Mrd €. Weiterführende Details zum Kreditrisikovorsorge Ergebnis sowie zu den Risikovorsorgebeständen sind in den Notes 38, 50, 51 und 52 zum Geschäftsbericht zu finden.

Verteilung des Kredit- und Kontrahentenexposures nach Branchengruppen

		in Mrd €
	2007	**2006**
Branchengruppe		
Privatkunden	41,7	51,1
Banken und Versicherungen	41,5	42,1
Bau	37,7	34,6
Nahrung, Konsum, Dienstleistung	30,6	24,5
Chemie, Gesundheit, Pharma	13,7	12,1
Verkehr	11,3	10,4
Versorger	11,0	11,5
Öffentliche Haushalte	10,1	8,6
Maschinenbau, Stahl	8,4	6,2
Sonstige	6,0	9,1
Fahrzeuge	5,3	4,9
Elektro, EDV, Kommunikation	4,9	6,0
Medien, Druck, Papier	4,5	4,7
Mineralöl	4,2	3,9
HVB Group	**230,9**	**229,7**

Verteilung des Kredit- und Kontrahentenexposures nach Bonitätsklassen – Core Portfolio

						in Mrd €
	EXPOSURE HVB GROUP CORE 2007					
KLASSEN GEMÄSS IFRS 7.6[1]	ADRESS-RISIKOFREI	NICHT GERATET	BONITÄTS-KLASSEN 1 BIS 4	BONITÄTS-KLASSEN 5 BIS 8	BONITÄTS-KLASSEN 9 BIS 10	SUMME
Loans and Receivables	8,6	7,2	80,0	87,2	5,7	188,7
Forderungen an Kunden	5,3	6,8	66,2	85,3	5,6	169,2
Forderungen an Banken	3,3	0,4	13,8	1,9	0,1	19,5
Held for Trading	0,5	0,8	9,7	0,7	0,0	11,7
Ausgereichte Garantien/Kreditzusagen[2]	0,2	1,0	17,5	9,2	0,2	28,1
Gesamt	**9,3**	**9,0**	**107,2**	**97,1**	**5,9**	**228,5**
HVB Group Core (2006)	**7,8**	**7,9**	**109,8**	**93,5**	**6,6**	**225,6**

1 Klassen ohne Werte werden aus Gründen der Übersichtlichkeit nicht gezeigt. Die Zuordnung zu den Klassen erfolgt bei den Konzerntöchtern approximativ anhand Produkt und Branchen bezogener Informationen.
2 Beinhaltet Avale und auf separaten Konten verbuchte freie Linien.

Risk Report

Verteilung der Sicherheitenwerte nach Bonitätsklassen – Core Portfolio

in Mrd €

KLASSEN GEMÄSS IFRS 7.6[1]	SICHERHEITENWERTE HVB GROUP CORE 2007					
	ADRESS-RISIKOFREI	NICHT GERATET	BONITÄTS-KLASSEN 1 BIS 4	BONITÄTS-KLASSEN 5 BIS 8	BONITÄTS-KLASSEN 9 BIS 10	SUMME
Loans and Receivables	0,2	4,1	26,4	45,4	1,9	78,0
Forderungen an Kunden	0,2	4,1	25,3	44,4	1,9	75,9
Forderungen an Banken	0,0	0,0	1,1	1,0	0,0	2,1
Held for Trading	0,0	0,0	0,1	0,1	0,0	0,2
Ausgereichte Garantien/Kreditzusagen[2]	0,1	0,1	3,2	1,2	0,0	4,6
Gesamt	**0,3**	**4,2**	**29,7**	**46,7**	**1,9**	**82,8**
HVB Group Core (2006)	**0,4**	**2,2**	**33,7**	**50,5**	**2,2**	**89,0**

1 Klassen ohne Werte werden aus Gründen der Übersichtlichkeit nicht gezeigt. Die Zuordnung zu den Klassen erfolgt bei den Konzerntöchtern approximativ anhand Produkt und Branchen bezogener Informationen.
2 Beinhaltet Sicherheiten zu Exposures für Avale und auf separaten Konten verbuchte freie Linien.

Verteilung des Kredit- und Kontrahentenexposures nach Überfälligkeit – Core Portfolio

in Mrd €

KLASSEN GEMÄSS IFRS 7.6[1]	EXPOSURE HVB GROUP CORE 2007					
	EINWANDFREI	ÜBERFÄLLIG 1–30 TAGE NICHT WERT-BERICHTIGT	ÜBERFÄLLIG 31–60 TAGE NICHT WERT-BERICHTIGT	ÜBERFÄLLIG 61–90 TAGE NICHT WERT-BERICHTIGT	AUSFALL	SUMME
Loans and Receivables	177,7	3,9	0,2	0,3	6,6	188,7
Forderungen an Kunden	158,3	3,9	0,2	0,3	6,5	169,2
Forderungen an Banken	19,4	0,0	0,0	0,0	0,1	19,5
Held for Trading	11,7	0,0	0,0	0,0	0,0	11,7
Ausgereichte Garantien/Kreditzusagen[2]	27,8	0,1	0,0	0,0	0,2	28,1
Gesamt	**217,2**	**4,0[3]**	**0,2**	**0,3**	**6,8**	**228,5**

1 Klassen ohne Werte werden aus Gründen der Übersichtlichkeit nicht gezeigt. Die Zuordnung zu den Klassen bzw. Überfälligkeitsklassen erfolgt bei den Konzerntöchtern bzw. in Einzelfällen approximativ anhand Produkt und Branchen bezogener Informationen bzw. analog zur Verteilung der HVB AG.
2 Beinhaltet Avale und auf separaten Konten verbuchte freie Linien.
3 Davon sind ca. 2,5 Mrd € Exposure 1–5 Tage überfällig.

Verteilung der Sicherheitenwerte nach Überfälligkeit – Core Portfolio

in Mrd €

KLASSEN GEMÄSS IFRS 7.6[1]	SICHERHEITENWERTE HVB GROUP CORE 2007					
	EINWANDFREI	ÜBERFÄLLIG 1–30 TAGE NICHT WERT-BERICHTIGT	ÜBERFÄLLIG 31–60 TAGE NICHT WERT-BERICHTIGT	ÜBERFÄLLIG 61–90 TAGE NICHT WERT-BERICHTIGT	AUSFALL	SUMME
Loans and Receivables	74,3	1,2	0,1	0,1	2,3	78,0
Forderungen an Kunden	72,2	1,2	0,1	0,1	2,3	75,9
Forderungen an Banken	2,1	0,0	0,0	0,0	0,0	2,1
Held for Trading	0,2	0,0	0,0	0,0	0,0	0,2
Ausgereichte Garantien/Kreditzusagen[2]	4,6	0,0	0,0	0,0	0,0	4,6
Gesamt	**79,1**	**1,2**	**0,1**	**0,1**	**2,3**	**82,8**

1 Klassen ohne Werte werden aus Gründen der Übersichtlichkeit nicht gezeigt.
Die Zuordnung zu den Klassen erfolgt bei den Konzerntöchtern approximativ
anhand Produkt und Branchen bezogener Informationen.
2 Beinhaltet Sicherheiten zu Exposures für Avale und auf separaten Konten verbuchte freie Linien.

Verteilung des erwarteten Verlusts sowie des Kredit- und Kontrahentenrisikos (Value-at-Risk) nach Divisionen – Core Portfolio

in %

	ERWARTETER VERLUST		VALUE-AT-RISK	
	2007	2006[1]	2007	2006[1]
Aufteilung nach Divisionen				
Privat- und Geschäftskunden	20,8	20,1	9,7	11,8
Wealth Management	1,5	1,3	0,9	1,1
Firmen- & Kommerzielle Immobilienkunden	25,7	22,6	26,7	25,9
Markets & Investment Banking	31,4	32,4	54,9	48,3
Sonstige/Konsolidierung	20,6	23,6	7,8	12,9
HVB Group Summe	**100,0**	**100,0**	**100,0**	**100,0**

1 VaR für 2006 wurde rückgerechnet für das Portfolio ohne veräußerte Bestandteile
(BA-CA und CEE Konzerngesellschaften).

Finanzderivate
Finanzderivate werden in der HVB Group überwiegend zur Steuerung von Marktpreisrisiken (insbesondere Zinsänderungs- und Währungsrisiken) aus Handelsaktivitäten eingesetzt, dienen darüber hinaus auch zur Sicherung von bilanzwirksamen bzw. -unwirksamen Positionen im Rahmen der Aktiv-Passiv-Steuerung bzw. im Falle der Kreditderivate zur Steuerung von Kreditrisiken.

Die im Vergleich zum Jahresende 2006 zu verzeichnende deutliche Erhöhung des derivativen Geschäftsvolumens ist vorrangig auf die zum 1. April 2007 erfolgte Einbringung des Investment Banking-Geschäfts der UBM in die HVB AG zurückzuführen.

Das Nominalvolumen des weltweiten Derivategeschäfts der HVB Group betrug zum Jahresende 2007 insgesamt rund 4517 Mrd €.

Die Nominale bilden jedoch nicht den potenziellen Risikogehalt des Derivategeschäfts ab. Ausfallrisiko relevant sind hingegen die positiven Marktwerte als Wiederbeschaffungswerte der OTC-Derivate, die den potenziellen Kosten entsprechen, die der HVB Group im Falle des gleichzeitigen Ausfalls aller Kontrahenten entstünden, um die ursprünglich geschlossenen Kontrakte durch wirtschaftlich gleichwertige Geschäfte zu ersetzen.

Ohne Berücksichtigung Risiko reduzierender Effekte ergab sich für die HVB Group zum Jahresende 2007 ein maximales Kontrahentenrisiko (worst-case-Betrachtung) in Höhe von 59,8 Mrd € (31. Dezember 2006: 36,4 Mrd €).

Entsprechend der bankaufsichtsrechtlichen Solvabilitätsverordnung errechnen sich daraus – unter Berücksichtigung von bestehenden rechtlich durchsetzbaren bilateralen Netting-Vereinbarungen sowie erhaltenen Sicherheiten – für die HVB Group gesamt Kreditäquivalente (Kontrahentenrisiko inklusive Add On) in Höhe von 30,5 Mrd € (31. Dezember 2006: 20,1 Mrd €, nach Grundsatz I); nach individueller Bonitätsgewichtung verbleiben 8,3 Mrd € (31. Dezember 2006: 5,9 Mrd €, nach Grundsatz I).

Die nachfolgenden Tabellen liefern insbesondere detaillierte Informationen zu den Nominal- und Marktwertgrößen des gesamten Derivategeschäfts bzw. Kreditderivategeschäfts der HVB Group.

Derivategeschäft

in Mio €

	NOMINALVOLUMEN					MARKTWERTE			
	RESTLAUFZEIT			SUMME	SUMME	POSITIV		NEGATIV	
	BIS ZU 1 JAHR	1 BIS 5 JAHRE	ÜBER 5 JAHRE	2007	2006	2007	2006	2007	2006
Zinsbezogene Geschäfte	**1362728**	**1157907**	**861505**	**3382140**	**1467841**	**32992**	**19062**	**31725**	**20502**
OTC-Produkte									
Forward Rate Agreements	123856	31928	—	155784	50505	52	22	53	11
Zinsswaps	1006041	876886	773974	2656901	1162515	29662	16927	28457	18213
Zinsoptionen									
– Käufe	76335	118944	50717	245996	74144	3269	2084	1	—
– Verkäufe	65737	112379	36814	214930	64719	5	—	3214	2278
Sonstige Zinskontrakte	122	—	—	122	298	4	3	—	—
Börsengehandelte Produkte									
Zinsfutures	84048	17770	—	101818	57462	—	—	—	—
Zinsoptionen	6589	—	—	6589	58198	—	26	—	—
Währungsbezogene Geschäfte	**337019**	**106440**	**38483**	**481942**	**259269**	**9402**	**3872**	**8581**	**3679**
OTC-Produkte									
Devisentermingeschäfte	203318	25112	339	228769	134433	3690	1758	3680	1951
Zins-/Währungsswaps	35381	67483	36939	139803	91390	4229	1723	3603	1391
Devisenoptionen									
– Käufe	49214	6678	579	56471	15347	1413	391	—	—
– Verkäufe	49106	7167	626	56899	18099	—	—	1298	337
Sonstige Devisenkontrakte	—	—	—	—	—	—	—	—	—
Börsengehandelte Produkte									
Devisenfutures	—	—	—	—	—	—	—	—	—
Devisenoptionen	—	—	—	—	—	—	—	—	—
Aktien-/Indexbezogene Geschäfte	**108461**	**124649**	**10232**	**243342**	**205253**	**13560**	**10396**	**16929**	**10602**
OTC-Produkte									
Aktien-/Indexswaps	21140	7231	316	28687	19400	892	484	652	228
Aktien-/Indexoptionen									
– Käufe	20138	24017	1745	45900	47947	7324	6629	2	—
– Verkäufe	28501	45456	5689	79646	67971	8	—	10966	6836
Sonstige Aktien-/Indexkontrakte	—	—	—	—	330	—	17	—	—
Börsengehandelte Produkte									
Aktien-/Indexfutures	4020	75	—	4095	9819	4	—	8	—
Aktien-/Indexoptionen	34662	47870	2482	85014	59786	5332	3266	5301	3538
Kreditderivate[1]	**38829**	**267951**	**98252**	**405032**	**252068**	**3081**	**2748**	**3473**	**3231**
Sonstige Geschäfte	**1534**	**2420**	**671**	**4625**	**3071**	**723**	**295**	**669**	**291**
Summe	**1848571**	**1659367**	**1009143**	**4517081**	**2187502**	**59758**	**36373**	**61377**	**38305**

1 Details zu den Kreditderivaten sind den nachfolgenden Tabellen »Kreditderivate« bzw. »Kreditderivate nach Referenzaktiva« zu entnehmen.

Der nominelle Anteil des derivativen Geschäfts mit einer Restlaufzeit von bis zu 3 Monaten betrug zum 31. Dezember 2007 insgesamt 791 925 Mio € (davon Kreditderivate anteilig: 18 465 Mio €).

Derivategeschäft nach Kontrahentengruppen

in Mio €

	MARKTWERTE			
	POSITIV		NEGATIV	
	2007	2006	2007	2006
Zentralregierungen und Notenbanken	321	232	298	187
Banken	46 256	24 920	47 417	26 237
Finanzinstitute	11 071	9076	11 817	9744
Sonstige Unternehmen und Privatpersonen	2110	2145	1845	2137
Summe	**59758**	**36373**	**61377**	**38305**

Kreditderivate

in Mio €

	NOMINALVOLUMEN					MARKTWERTE			
	RESTLAUFZEIT			SUMME	SUMME	POSITIV		NEGATIV	
	BIS ZU 1 JAHR	1 BIS 5 JAHRE	ÜBER 5 JAHRE	2007	2006	2007	2006	2007	2006
Anlagebuch	**154**	**1290**	**7715**	**9159**	**14299**	**7**	**485**	**272**	**798**
Sicherungsnehmer									
Credit Default Swaps	117	839	6401	7357	8839	4	462	137	53
Total Return Swaps	—	—	725	725	2000	—	—	130	327
Credit Linked Notes	34	58	464	556	625	3	2	1	2
Sonstige	—	—	—	—	—	—	—	—	—
Sicherungsgeber									
Credit Default Swaps	—	294	125	419	2746	—	21	1	415
Total Return Swaps	—	—	—	—	—	—	—	—	—
Credit Linked Notes	3	99	—	102	89	—	—	3	1
Sonstige	—	—	—	—	—	—	—	—	—
Handelsbuch	**38675**	**266661**	**90537**	**395873**	**237769**	**3074**	**2263**	**3201**	**2433**
Sicherungsnehmer									
Credit Default Swaps	13492	124985	47947	186424	110290	2701	393	325	1614
Total Return Swaps	5367	2	214	5583	13567	39	329	2	—
Credit Linked Notes	82	120	588	790	651	6	15	3	4
Sonstige	—	—	—	—	—	—	—	—	—
Sicherungsgeber									
Credit Default Swaps	14552	141480	41736	197768	99564	326	1524	2837	477
Total Return Swaps	5126	—	—	5126	13242	—	—	33	327
Credit Linked Notes	56	74	52	182	455	2	2	1	11
Sonstige	—	—	—	—	—	—	—	—	—
Summe	**38829**	**267951**	**98252**	**405032**	**252068**	**3081**	**2748**	**3473**	**3231**

Kreditderivate nach Referenzaktiva

in Mio €

	NOMINALVOLUMEN					
	CREDIT DEFAULT SWAPS	TOTAL RETURN SWAPS	CREDIT LINKED NOTES	SONSTIGE	SUMME 2007	SUMME 2006
Öffentliche Anleihen	22505	—	542	—	23047	14793
Unternehmensanleihen	355599	742	638	—	356979	225498
Aktien	—	—	—	—	—	—
Sonstige Aktiva	13864	10692	450	—	25006	11777
Summe	**391968**	**11434**	**1630**	—	**405032**	**252068**

Auf den Bereich der so genannten Multi Name Kreditderivate, referenzierend auf Baskets bzw. Indices, entfiel dabei ein Anteil von 59,9%; auf Einzelschuldner referenzierende Single Name Kreditderivate hatten einen Anteil von 40,1%; Details auf der Ebene der UniCredit Gruppe sind dem Konzern Jahresabschluss zu entnehmen.

Entwicklung des Länderrisikos im Jahresvergleich
Im Berichtsjahr stieg das länderrisikorelevante Exposure der HVB Group um +6 Mrd € auf 54 Mrd €.

Rund 95% des länderrisikorelevanten Exposures betreffen Länder mit den Bonitätsklassen 1–4. Auf die Bonitätsklassen 5–8 entfallen nur 2,6 Mrd € (davon 76% auf die BKL 5).

Die regionale Diversifikation des Portfolios der HVB Group ist sehr zufriedenstellend. 61% des Exposures liegen im risikoarmen Westeuropa und Nordamerika, was sich ebenso in der Liste der Top-Ten-Länder widerspiegelt.

Der Verkauf der Bank Austria Creditanstalt-Gruppe und neu definierte Kernmärkte für die HVB Group bedingten eine veränderte Portfoliozusammensetzung. Diese Entwicklung und ein entsprechender Exposure Zuwachs, zum Beispiel in Russland und der Türkei, führte zu einem Anstieg des Value-at-Risk für Länder Osteuropas.

Länderexposure[1] und Länderrisiko-Value-at-Risk nach Bonitätsklassen

in Mio €

	EXPOSURE		VALUE-AT-RISK[2]	
	2007	2006	2007	2006
Bonitätsklasse				
Bonitätsklassen 1–4	51386	45244	38	36
Bonitätsklassen 5–8	2616	2714	35	29
Bonitätsklasse 9	0	3	0	0
HVB Group	**54002**	**47961**	**73**	**65**

1 Nach Sicherheiten; ohne wertberichtigte Geschäfte.
2 VaR Neukalkulation (99,95% und 1 Jahr Haltedauer) auf Basis HVB Portfolio nach Verkauf der BA-CA.

Länderexposure[1] nach Regionen und Produktkategorie

in Mio €

	KREDITGESCHÄFT		HANDELSGESCHÄFT		EMITTENTENRISIKO		GESAMT	
	2007	2006	2007	2006	2007	2006	2007	2006
Region								
Westeuropa	8363	6868	17727	17931	1053	749	27143	25548
Asien/Pazifik	4523	4033	5376	3058	207	134	10106	7225
Mittel- und Südamerika	1760	2578	3437	2115	974	1270	6171	5963
Nordamerika	1749	1755	2864	2156	951	302	5564	4213
Osteuropa	3628	3785	827	640	100	63	4555	4488
Afrika	392	327	71	190	0	7	463	524
HVB Group	**20415**	**19346**	**30302**	**26090**	**3285**	**2525**	**54002**	**47961**

1 Nach Sicherheiten; ohne wertberichtigte Geschäfte.

Top-Ten-Länder nach Exposure[1] (über alle Bonitätsklassen) der HVB Group

in Mio €

	EXPOSURE		VALUE-AT-RISK[2]	
	2007	2006	2007	2006
Land				
Großbritannien	18811	18595	1	0
USA	4163	2510	0	0
Schweiz	4095	3633	0	0
Cayman Islands, Off-Shore	3175	3662	9	10
Singapur	2651	653	0	0
Australien	1947	395	0	0
Russland	1821	1531	13	10
Cayman Islands, On-Shore	1781	1174	2	1
Dänemark	1584	812	0	0
Türkei	1380	1288	15	12
HVB Group	**41408**	**34253**	**40**	**33**

1 Nach Sicherheiten; ohne wertberichtigte Geschäfte.
2 VaR Neukalkulation (99,95% und 1 Jahr Haltedauer) auf Basis HVB Portfolio nach Verkauf der BA-CA.

2 Marktrisiko

Risikomanagement

Unter Marktrisiko verstehen wir den potenziellen Verlust, der durch Veränderungen von Preisen an Finanzmärkten für unsere Positionen im Handels- und im Bankbuch entstehen kann. Das Marktrisiko setzt sich aus den Risikokategorien Zinsrisiko, Fremdwährungsrisiko, Aktienkursrisiko und Credit Spread Risiko zusammen.

Das Management unserer Marktrisiken erfolgt in der Division Markets & Investment Banking sowie in den jeweiligen Treasury- oder Asset-Liability-Einheiten unserer Tochtergesellschaften.

Messmethodik

Zum Zweck der täglichen Risikomessung und -steuerung quantifizieren wir den Value-at-Risk auf Basis eines Konfidenzniveaus von 99% und einer Haltedauer von einem Tag. Auf Grund der gemeinsamen Steuerung von Handels- und Bankbüchern wird auch der Value-at-Risk zusammengefasst dargestellt. Die Risiken aus Handelsbüchern werden für aufsichtsrechtliche Zwecke weiterhin separat ausgewiesen. Für die Ermittlung und Allokation des Bedarfs an Economic Capital für Marktrisiken wird der Value-at-Risk analog zu den anderen Risikoarten auf ein Konfidenzniveau von 99,95% und eine Haltedauer von einem Jahr unter Berücksichtigung von Portfolioeffekten skaliert.

Zur Ermittlung des Value-at-Risk verwenden wir in der HVB AG ein internes Modell im Full Use, das zum Jahresende 2005 aufsichtsrechtlich vollständig anerkannt wurde. Das Modell beruht auf einem Monte-Carlo-Simulationsansatz. Mit Einbringung der wesentlichen Vermögensgegenstände und dazugehörigen Verbindlichkeiten der UBM im zweiten Quartal 2007 in die HVB AG sind ab dem 2. April 2007 deren Portfolios auf Basis von Sensitivitäten in die interne Marktrisikomessung der Bank mit aufgenommen worden. Für 2008 streben wir an, die Portfolios der ehemaligen UBM auf Einzelgeschäftsebene im internen Modell sowohl für das interne Reporting als auch für die regulatorische Meldung zu berücksichtigen. Aktuell basiert die regulatorische Meldung auf der Summe der Ergebnisse aus dem internen Modell der HVB AG und dem internen Modell der ehemaligen UBM.

Darüber hinaus werden in der HVB Group angemessene Verfahren verwendet, die im Wesentlichen auf VaR-Ansätzen basieren.

Backtesting Internes Modell Handelsaktivitäten HVB AG 2007 (in Mio €)



40
20
0
-20
-40
Jan
Feb
Mär
Apr
Mai
Jun
Jul
Aug
Sep
Okt
Nov
Dez
VaR
–VaR
Hypothetische P/L

Die Angemessenheit der Risikomessmethodik wird durch ein regelmäßiges Backtesting überprüft, bei dem die errechneten Value-at-Risk-Werte mit den aus den Positionen errechneten Marktwertänderungen (hypothetische P/L) verglichen werden. Im ersten Halbjahr war lediglich eine Backtestingüberschreitung (siehe auch Grafik »Backtesting Internes Modell Handelsaktivitäten HVB AG 2007 in Mio €«) zu melden. An diesem Tag war die Höhe des hypothetischen Verlustes größer als der prognostizierte VaR Wert. Im zweiten Halbjahr wurden zehn weitere Überschreitungen angezeigt. Die sehr hohe Anzahl an Überschreitungen war das Resultat der beobachtbaren außergewöhnlich starken Marktschwankungen. Im Wesentlichen waren für die Überschreitungen die extremen Bewegungen im Bereich der Credit Spreads und im geringeren Umfang im Bereich der Aktien verantwortlich. Unsere Analysen zeigen, dass die Überschreitungen zu einem großen Teil das Resultat der außergewöhnlichen Situation an den Märkten sind. Ein wesentlicher Teil der Überschreitungen resultiert auf seltenen Ereignissen, die nicht durch das Modell prognostizierbar sind bzw. auf der aufsichtsrechtlichen Vorgabe der Verwendung von gleichgewichteten Zeitreihen zur Bestimmung von Risikoparametern. Daher sehen wir weiterhin eine hohe Qualität unseres internen Risikomodells als gegeben, was sich auch im unveränderten Skalierungsfaktor widerspiegelt.

Ergänzend zur Berechnung des Value-at-Risk führen wir regelmäßig Stresstests für die HVB Group durch, die das Verlustpotenzial unserer Marktrisikopositionen bei extremen Marktbewegungen und außerordentlichen Ereignissen zeigen. Die Spanne der untersuchten Szenarien reicht von starken Veränderungen der Zins-, Devisen- oder Aktienmärkte bis zum Schock der zugrunde liegenden Volatilitäten. Für die HVB AG werden darüber hinaus weitere Szenarien betrachtet, wie die Ausweitung von Credit Spreads oder die Veränderung der Korrelationen. Darunter befinden sich auch die Szenarien, die in der UniCredit Gruppe Verwendung finden.

Risikoüberwachung
Die Überwachung der Risikopositionen im Handels- und Bankbuch erfolgt über ein einheitliches und hierarchisches Limitsystem, welches das Verlustpotenzial aus Marktrisiken begrenzt. Dabei werden weltweit alle Geschäfte der HVB AG über Nacht in einem Gesamt VaR zusammengeführt und den Risikolimiten gegenüber gestellt. Die Risikolimite werden jährlich vom Vorstand der HVB Group genehmigt und dürfen nicht überschritten werden. In 2007 wurde das Gesamtlimit der HVB Group von 100,5 Mio € auf 65,5 Mio € reduziert.

Eventuelle Limitüberschreitungen in Teilportfolios werden unmittelbar eskaliert und ihre Rückführung überwacht. In 2007 wurde als Folge der erhöhten Volatilitäten und gestiegenen Credit Spreads eine Limitüberschreitung für den Bereich Markets gemeldet, das Marktrisiko der HVB AG in Summe blieb dagegen immer unterhalb der vorgegebenen Grenze. Das Marktrisikocontrolling hat unmittelbaren Zugang zu den im Handel eingesetzten Front Office Systemen und überwacht damit in Stichproben auch während des Handelstags die Risikosituation.

Das Management wird täglich über die Entwicklung des Marktrisikos, der Limitauslastungen sowie der Gewinne und Verluste in der HVB Group informiert. Monatlich wird über die Ergebnisse der Risikoanalysen, darunter auch über die Ergebnisse des Backtestings und Stresstestings, berichtet. Das bedeutendste Stressergebnis zum 31. Dezember 2007 mit 738 Mio € ergibt sich aus einer Ausweitung der Credit Spreads um 50%.

Quantifizierung und Konkretisierung
Auf aggregierter Basis ergaben sich im Jahresablauf für unsere Handelsbestände in der HVB Group die in der Tabelle aufgezeigten Marktrisiken. Die Integration der wesentlichen Vermögensgegenstände und dazugehörigen Verbindlichkeiten der UBM führte auf Grund von Diversifikationseffekten zu keiner wesentlichen Änderung des Marktrisikos für Handelsaktivitäten. Der Anstieg der Marktrisiken im dritten und insbesondere im vierten Quartal resultiert aus gestiegenen Volatilitäten für Credit Spreads und nicht aus einer Erhöhung der Bestände.

Das Economic Capital für Marktrisiken der HVB Group liegt bei 0,2 Mrd € und ist gegenüber dem Vorjahr auf Grund der aktuellen Entwicklungen an den Kapitalmärkten gestiegen.

Marktrisiko der HVB Group
(Value-at-Risk, Konfidenzniveau 99%, Haltedauer 1 Tag)

in Mio €

	DURCHSCHNITT 2007[1]	31.12.2007	30.9.2007	30.6.2007	31.3.2007	31.12.2006
HVB Group	24	36	24	19	17	22

1 Arithmetisches Mittel

Marktrisiko der Handelsaktivitäten der HVB Group
(Value-at-Risk, Konfidenzniveau 99%, Haltedauer 1 Tag)

in Mio €

	DURCHSCHNITT 2007[1]	31.12.2007	30.9.2007	30.6.2007	31.3.2007	31.12.2006
Zinsbezogene Geschäfte (inkl. Credit Spread Risiken)	16	31	14	9	8	12
Währungsbezogene Geschäfte	3	3	3	3	4	3
Aktien-/Indexbezogene Geschäfte	8	8	9	9	7	4
Diversifikationseffekt[2]	−9	−11	−10	−8	−8	−6
HVB Group	**18**	**31**	**16**	**13**	**11**	**13**

1 Arithmetisches Mittel
2 Auf Grund des Diversifikationseffekts zwischen den Risikokategorien ist das Gesamtrisiko geringer als die Summe der Einzelrisiken.

Im Bankbuch der HVB Group ergaben sich zum Jahresende Marktrisiken in Höhe von 19 Mio € bei eintägiger Haltedauer (Vorjahr: 13 Mio €).

Zum Jahresende zeigt sich bei einer Verringerung der Zinskurven um 100 Basispunkte (Zinssensitivität) eine Wertveränderung von −2,335 Mio € (0,01% des aufsichtsrechtlichen Eigenkapitals) im Bankbuch der HVB Group (Vorjahr: 32,518 Mio €).

Wertveränderung bei Zinsschock um −100 BP
zum 31. Dezember 2007

in Mio €

BANKBUCH DER HVB GROUP	
Gesamt	−2,335
bis 1 Jahr	−9,170
1 bis 5 Jahre	5,269
über 5 Jahre	1,523

Eine Abwertung aller Fremdwährungen um 10% (FX Sensitivität) ergibt eine Verringerung des Portfoliowerts um −24,77 Mio € (0,11% des aufsichtsrechtlichen Eigenkapitals) im Bankbuch der HVB Group (Vorjahr: −25,04 Mio €).

Wertveränderung bei FX Abwertung um 10%
zum 31. Dezember 2007

in Mio €

BANKBUCH DER HVB GROUP	
Gesamt	−24,77
USD	−4,52
GBP	1,35
AUD	−20,03
CHF	−0,19
JPY	−3,61
SGD	1,00
HKD	2,25
Andere	−1,02

Einen Kursrückgang aller Aktien- und Hedge Fund Preise um 20% ergibt eine Verringerung des Portfoliowerts um –108,83 Mio € (0,5% des aufsichtsrechtlichen Eigenkapitals) im Bankbuch der HVB Group (Vorjahr: –176,61 Mio €).

Wertveränderung bei Aktienkursrückgang um 20%
zum 31. Dezember 2007

	in Mio €
BANKBUCH DER HVB GROUP	
Gesamt	– 108,83
Aktienprodukte	– 1,57
Hedge Funds	– 107,26

Etwaige barwertige Auswirkungen auf Grund der Zinsveränderung, der FX-Abwertungen und der Preisreduktion im Bereich aktien-/ indexbezogener Produkte spiegeln sich im Zinsüberschuss und im Handelsergebnis wider.

Ergänzend werden für die Bankbücher der HVB Group regelmäßig Stresstests und Szenarioanalysen durchgeführt, die das Verlustpozential bei extremen Marktbewegungen zeigen.

Entsprechend dem BaFin-Rundschreiben vom 6. November 2007 wird die Veränderung des Marktwerts des Bankbuchs bei einem plötzlichen und unerwarteten Zinsschock von + 130/–190 Basispunkten den aufsichtsrechtlich anrechenbaren Eigenmitteln der Bank gegenübergestellt. Mit einem theoretischen Verbrauch von 0,01% (Vorjahr: 0,31%) des aufsichtsrechtlichen Eigenkapitals per Ultimo Dezember 2007 befindet sich die HVB Group weit unterhalb des von der Bankenaufsicht geforderten meldepflichtigen Ausreißer-Wertes in Höhe von 20%.

Ergänzend wird quartalsweise eine dynamische Simulation des Zinsüberschusses für die HVB AG durchgeführt. Die zukünftige Entwicklung des Nettozinsertrags wird in unterschiedlichen Szenarien bezüglich des Geschäftsvolumens und der Zinsen simuliert. Ein paralleler 100-Basispunkte-Zinsschock würde unter der Annahme eines gleichbleibenden Geschäftsvolumens den Zinsüberschuss innerhalb der nächsten 12 Monate um 88 Mio € (Vorjahr: 81 Mio €) belasten.

Marktliquiditätsrisiko
Das Management des Marktliquiditätsrisikos (Gefahr, Vermögenswerte nur mit Abschlägen am Markt liquidieren zu können) obliegt im Rahmen ihres definierten Marktauftrags den Verantwortlichen der jeweiligen Portfolios. Infolgedessen geht es in die Erhebung des Marktrisikos ein und es ist im Wesentlichen auf die dort angeführten Instrumente der Messung und Überwachung zu verweisen.

Durch Fair Value-Adjustments (FVA) werden die Bewertungsunsicherheiten im Rahmen der Marktliquidität bei Wertpapieren und Derivaten – sowohl für das Handelsbuch als auch für das Bankbuch – in der Rechnungslegung berücksichtigt. Die FVA beinhalten unter anderem einen Abschlag für Close-Out-Kosten und für illiquide Positionen im Rahmen der Fair Value-Ermittlung.

Auswirkungen der Finanzmarktturbulenzen zeigen sich indirekt durch die gefallene Bewertungen auf Grund gesunkener Marktliquidität für ABS Transaktionen und gestiegene Spreads bei Wertpapieren und CDS Positionen von Financials. Das direkte Exposure im Subprime Loan Segment ist vernachlässigbar.

3 Liquiditätsrisiko

Risikomanagement
Waren die Rahmenbedingungen an den Geld- und Kapitalmärkten im ersten Halbjahr 2007 durchaus gut, so änderte sich dies jedoch ab August. Ausgehend von den Turbulenzen im Subprime Loan Segment in den USA wurden Risikoprämien adjustiert. Dies führte zu einer starken Liquiditätsverknappung an den Geldmärkten.

Trotz dieser schwierigen Marktphase konnte die HVB Group eine komfortable Liquiditätsausstattung in 2007 jederzeit gewährleisten. Die von uns getroffenen Maßnahmen zur Liquiditätssteuerung haben sich im Jahr 2007 als robust erwiesen. Unsere bisherigen Analysen lassen uns auch weiterhin von einer adäquaten Liquiditätsausstattung ausgehen.

Das Liquiditätsrisiko definiert sich durch drei Risikokategorien:

Kurzfristiges Liquiditätsrisiko

- Für das kurzfristige Liquiditätsrisiko (Gefahr, den anfallenden Zahlungsverpflichtungen nicht zeitgerecht oder nicht in vollem Umfang nachkommen zu können) haben wir ein mit konservativen Annahmen unterlegtes Limitsystem installiert, das die relevanten Salden in der HVB Group begrenzt.

  Mit der Übernahme der wesentlichen Vermögensgegenstände und der dazugehörigen Verbindlichkeiten der UBM in die HVB Mailand wurde auch diese in unser Limitsystem integriert.

  Die Anforderungen des aufsichtsrechtlichen Grundsatzes II, bzw. die ihn ersetzende Liquiditätsverordnung wurden von den betroffenen Einheiten der HVB Group im Jahr 2007 jederzeit eingehalten.

Refinanzierungsrisiko

- Das Refinanzierungsrisiko (Gefahr, zusätzliche Refinanzierungsmittel nur zu erhöhten Zinssätzen beschaffen zu können) der HVB Group ist auf Grund einer breiten Refinanzierungsbasis in Bezug auf Produkte, Märkte und Investorengruppen gering.

  Auf Grund dessen war auch in schwierigeren Marktphasen, wie wir sie im zweiten Halbjahr 2007 erlebten, eine der Planung entsprechende Refinanzierung unseres Aktivgeschäfts jederzeit möglich.

Marktliquiditätsrisiko

- Das Management des Marktliquiditätsrisikos (Gefahr, Vermögenswerte nur mit Abschlägen am Markt liquidieren zu können) wird im Kapitel »Marktrisiko« dargestellt.

  Grundsätze und Regeln der Liquiditätssteuerung sind in einer vom Vorstand verabschiedeten und in Einklang mit der Policy der UniCredit Gruppe stehenden Liquidity Policy der HVB Group festgelegt und werden von den operativen Geschäftseinheiten umgesetzt. Die Umsetzung wird – für das kurzfristige Liquiditätsrisiko und das Refinanzierungsrisiko – vom Bereich Asset Liability Management für die HVB Group koordiniert und überwacht.

Messmethodik

Kurzfristiges Liquiditätsrisiko

Zur Messung unseres kurzfristigen Liquiditätsrisikos werden täglich Cashflow-Reports erstellt und den vorhandenen Liquiditätsreserven gegenübergestellt, die sich im Wesentlichen aus den freien und jederzeit liquidierbaren Wertpapieren ergeben. Der kumulative Saldo aus allen relevanten Komponenten wird für Einheiten der HVB Group mit Limiten bis hin zu einem Monat unterlegt.

Basierend auf den Liquiditätsprofilen der Einheiten der HVB Group werden darüber hinaus Stress-Szenarien simuliert und die Limite bei Bedarf entsprechend angepasst.

Neben dieser internen Messmethodik unterliegen die HVB AG und deren inländische Tochtergesellschaften (mit Bankgeschäft) hinsichtlich des kurzfristigen Liquiditätsrisikos den aufsichtsrechtlichen Vorschriften der Liquiditätsverordnung.

Refinanzierungsrisikos

Für die Messung des Refinanzierungsrisikos wird in einem abgestimmten Prozess der langfristige Refinanzierungsbedarf auf Basis der erwarteten Geschäftsentwicklung ermittelt und bei Bedarf aktualisiert. Unter Hinzurechnung der im Planungszeitraum fälligen Aktiva und Passiva ergibt sich der langfristige Refinanzierungsbedarf, der in Zielvorgaben für die Refinanzierung mündet. Durch diesen Mechanismus wird eine ausgewogene Fristigkeitsstruktur der Aktiva und Passiva in definierten Laufzeitbändern sichergestellt.

Risikoüberwachung

Die Überwachung unserer Liquiditätssituation ist im Asset Liability Management angesiedelt und umfasst im Wesentlichen die Analyse, Klassifizierung und Steuerung von Inkongruenzen. Diese werden über definierte Laufzeiten durch Limite und Refinanzierungsziele begrenzt. Die erteilten Limite werden täglich auf ihre Einhaltung hin überwacht, eine Überprüfung der langfristigen Inkongruenze wird monatlich vorgenommen.

Für definierte Stresssituationen halten wir angemessene Liquiditätsreserven vor.

Die aus den Refinanzierungszielen abgeleiteten Vorgaben hinsichtlich Volumina und Instrumenten werden in Abstimmung mit Asset Liability Management von den am Markt aktiv agierenden Einheiten kostenoptimiert umgesetzt.

Die Beobachtung der Entwicklungen an den jeweiligen lokalen Märkten obliegt den dezentralen Treasury Einheiten, die regelmäßig an den Bereich Asset Liability Management berichten.

Das Asset Liability Committee und der Gesamtvorstand werden regelmäßig über die aktuelle Liquiditäts- und Refinanzierungssituation informiert. Für den Fall von Liquiditätsengpässen gibt es einen Notfallplan, der Verantwortlichkeiten, interne Meldeerfordernisse und Entscheidungsbefugnisse sowie potenzielle Gegenmaßnahmen beschreibt und regelt.

Quantifizierung und Konkretisierung
Im Berichtsjahr herrschten wechselhafte Rahmenbedingungen. Vor allem im zweiten Halbjahr 2007 waren die Geld- und Kapitalmärkte geprägt von hoher Volatilität. Die Risikozuschläge bei den Refinanzierungskosten haben sich am Kapitalmarkt vor allem im zweiten Halbjahr deutlich gegenüber 2006 ausgeweitet. Trotz der Turbulenzen an den Märkten befand sich im Laufe des Jahres 2007 die Liquiditätsausstattung der HVB Group stets auf einem komfortablen Niveau.

Kurzfristiges Liquiditätsrisiko
– Für das kurzfristige Liquiditätsrisiko haben wir im Rahmen unseres mit konservativen Annahmen unterlegten Limitsystems per Ultimo Dezember 2007 für den folgenden Bankarbeitstag einen positiven Gesamtsaldo von 23,8 Mrd € (Vorjahr: 9,9 Mrd €) in der HVB Group ausgewiesen. Der Bestand an frei verfügbaren zentralbankfähigen Wertpapieren, die kurzfristig zum Ausgleich unerwarteter Liquiditätsabflüsse eingesetzt werden können, belief sich zum Jahresende 2007 auf 17,4 Mrd € (Vorjahr: 7,6 Mrd €).
Die Anforderungen des aufsichtsrechtlichen Grundsatzes II, bzw. die ihn ersetzende Liquiditätsverordnung wurden von den betroffenen Einheiten der HVB Group im Berichtsjahr jederzeit eingehalten. Der durchschnittliche Überschuss der Zahlungsmittel über die abrufbaren Zahlungsverpflichtungen des Folgemonats betrug im Jahr 2007 für die HVB AG 31,1 Mrd € (Vorjahr: 20,2 Mrd €).

Refinanzierungsrisiko
– Das Refinanzierungsrisiko der HVB Group ist auf Grund einer breiten Refinanzierungsbasis in Bezug auf Produkte, Märkte und Investorengruppen gering. Damit war auch in schwierigen Marktphasen eine angemessene Refinanzierung unseres Aktivgeschäfts jederzeit gewährleistet. Im Jahr 2007 wurde seitens der HVB Group ein Volumen von 10,4 Mrd € (Vorjahr: 10,7 Mrd €) längerfristig refinanziert. Unsere Pfandbriefe stellen dabei mit ihrer besonderen Bonität und Liquidität unverändert eines der wichtigsten Instrumente dar. Endfälligkeits- und Restlaufzeitenanalysen sind in den Notes 62, 63 und 64 zu finden.

Diversifikation der Passiva der HVB Group[1] (in %)


Handelspassiva 22
Unbesichertes Funding 19
Repos & Zentralbanken 13
Andere Kundeneinlagen 12
Retail Einlagen 10
Besicherte Anleihen 10
Eigenkapital 6
Sonstiges Funding[2] 6
Sonstiges 2

Bilanzsumme HVB Group 422 Mrd €.
Besicherte Anleihen und unbesichertes Funding gemäß nachstehender Tabellen.
1 Die Werte der Grafik und der nachfolgenden Tabelle sind nicht mit den Buchwerten der Bilanz im Konzernabschluss abgleichbar.
2 Inklusive Einlagen von nicht konsolidierten Konzernunternehmen und Sonderrefinanzierungen (zum Beispiel KfW).

Verteilung besicherte Anleihen der HVB Group

		in Mrd €
	2007	2006
Hypothekenpfandbriefe	17,8	19,0
Jumbo-Hypotheken	18,2	21,5
Öffentliche Pfandbriefe	5,5	5,2
Jumbos Öffentlich	1,9	1,9
HVB Group	**43,4**	**47,6**

Verteilung unbesichertes Funding der HVB Group

		in Mrd €
	2007	2006
Schuldscheindarlehen	8,6	9,2
Bankeneinlagen	36,2	37,3
Certificates of Deposit und Commercial Paper	9,2	10,3
Andere verbriefte Verbindlichkeiten (Kapitalmarkt)	17,3	19,1
Nachrangige Verbindlichkeiten (Kapitalmarkt)	11,0	12,1
HVB Group	**82,3**	**88,0**

4 Operationelles Risiko

Risikomanagement

Operationelles Risiko ist die Möglichkeit von Verlusten durch fehlerhafte interne Prozesse, menschliche Fehler, Technologieversagen oder externe Ereignisse. Diese Definition gemäß Basel II beinhaltet auch Rechtsrisiken.

Identifikation, Analyse und Management des operationellen Risikos liegen in der Verantwortung jeder Tochtergesellschaft der HVB Group bzw. der jeweiligen Divisionen und funktionalen Bereiche der HVB AG. Für die operative Umsetzung und Durchführung des Prozesses, zu dem insbesondere die Erhebung, Analyse, Bewertung und Qualitätssicherung der Risikodaten sowie eine entsprechende Maßnahmenplanung mit laufendem Monitoring wesentlicher Risiken gehören, sind die jeweiligen Operational Risk Manager in den einzelnen Einheiten verantwortlich.

Für das Management der rechtlichen Risiken ist der Bereich Recht zuständig. Er überwacht die Einhaltung der gesetzlichen Rahmenbedingungen und der anerkannten Grundsätze der Rechtsprechung durch die zur HVB Group gehörenden Gesellschaften. Dies erfolgt in enger Zusammenarbeit mit den Rechtsabteilungen der jeweiligen Gesellschaften der HVB Group, soweit vorhanden.

Die wesentlichste Aktivität unseres zentralen Operational Risk Control war im Geschäftsjahr 2007 die finale Vorbereitung der HVB AG sowie einiger wesentlicher Konzerntöchter auf die aufsichtsrechtliche Prüfung hinsichtlich der Implementierung des Advanced Measurement Approach (AMA). Die Erfüllung der Anforderungen wurde Mitte 2007 durch die BaFin und Bundesbank geprüft und erfolgreich abgeschlossen. Die formale Genehmigung wird noch erwartet.

Bis zur Jahresmitte 2008 erfolgt die Umsetzung der AMA Fähigkeit *für weitere Tochtergesellschaften.*

Des Weiteren wurde im Berichtsjahr im Rahmen der Integrationsaktivitäten der UniCredit Gruppe die Harmonisierung der angewandten Standards und Verfahren abgeschlossen und ein konzernweit einheitliches Regelwerk geschaffen.

Messmethodik

Zur Quantifizierung des operationellen Risikos der HVB AG sowie unserer AMA Töchter wird der Loss Distribution Approach eingesetzt. Dabei verwendet das Modell interne und externe Verlustdaten, um die Verlustverteilungen zu bestimmen. Der Datenmangel im Bereich der seltenen, aber hohen Verluste wird durch Szenarioanalysen ausgeglichen. Mittels Monte-Carlo-Simulation werden unter Berücksichtigung Risiko mindernder Maßnahmen wie beispielsweise Versicherungen die Value-at-Risk-Ergebnisse ermittelt. Durch die Berücksichtigung interner Kontroll- und Geschäftsumfeldfaktoren werden die *Messergebnisse an das aktuelle Risikoprofil angepasst.*



Im Rahmen der Basel-II-Umsetzung der UniCredit Gruppe kam es dabei zu einer methodischen Anpassung. Die Berechnung erfolgt nun gemäß dem gruppenweiten AMA Messmodell, welches in der gesamten UniCredit Gruppe Anwendung findet. Die Methodik ist in starker Anlehnung an das bisherige HVB Modell entwickelt worden. Die Prüfung des AMA Modells erfolgte durch die Bank of Italy.

Als wesentlicher Unterschied zur bisherigen Methodik der HVB Group ist der Ansatz von Korrelationseffekten zwischen den Basel-II-Verlustereigniskategorien zu nennen. Dies hat auf das Economic Capital der HVB Group einen deutlich reduzierenden Effekt.

Darüber hinaus werden bei der Kapitalermittlung auf UniCredit Holdingebene die UniCredit gruppenweiten Diversifikationseffekte berücksichtigt. Die ökonomische Kapitalsteuerung und Berichterstattung der HVB Group erfolgt jedoch auf Stand Alone Basis.

Für unsere Töchter, die nicht in den AMA einbezogen sind, werden die Standardansatzwerte verwendet und auf das benötigte Konfidenzniveau hochskaliert.

Risikoüberwachung

Im Berichtsjahr wurden die erstmalig umfassenden Risikoerhebungen innerhalb der HVB AG und in wesentlichen Unternehmen der HVB Group abgeschlossen. Alle wesentliche Risiken wurden identifiziert und einschließlich Risiko mindernder Maßnahmen erfasst. Diese Risikoerhebungen werden nun regelmäßig überprüft und aktualisiert. Auf Basis eines – soweit möglich indikatorgestützten – Frühwarnsystems wird ein laufendes Monitoring der Risikosituation durchgeführt.

Im Rahmen der Integrationsaktivitäten der UniCredit Gruppe erfolgte zusätzlich die Ermittlung von gemeinsamen Szenarien für das potenzielle Eintreten von großen Verlustereignissen. Die Weiterentwicklung von Szenarien und Frühwarnindikatoren wird ein Schwerpunktthema in 2008 sein.

Die Information über aufgetretene Verlustereignisse sowie wesentliche operationelle Risiken und deren Management erfolgt durch Operational Risk Control im Rahmen eines regelmäßigen, umfassenden Berichtswesens auf HVB Group Ebene an den Chief Risk Officer, den Vorstand der HVB Group sowie den Prüfungsausschuss des Aufsichtsrats. Darüber hinaus haben unsere dezentralen Operational Risk Manager in 2007 ein Quartalsreporting an ihr jeweiliges Senior Management aufgesetzt.

Quantifizierung und Konkretisierung

Das Economic Capital für operationelle Risiken der HVB Group beträgt zum Jahresultimo 0,9 Mrd €.

Für das Berichtsjahr sind hinsichtlich der Minimierung des operationellen Risikos und zur Vermeidung möglicher Verluste in der HVB Group folgende Maßnahmen hervorzuheben:

Divisionen und Unternehmen der HVB Group

- Privat- und Geschäftskunden: Die Einschätzung der operationellen Risiken aus dem Kreditgeschäft konnte in Folge von deutlichen Verbesserungen der Datenbasis in Zusammenarbeit mit den Einheiten des Recovery Management signifikant weiterentwickelt werden. Die Umsetzung von Maßnahmen im Zusammenhang mit der europäischen Richtlinie für das Wertpapiergeschäft MiFID, Änderungen beim Internetbanking und die Zentralisierung marginpflichtiger EUREX Geschäfte führten zu weiteren Reduktionen der Risiken im Wertpapier-/Derivateprozess.

- Wealth Management: Das Risiko des Ausfalls des Vermögensreportings wurde mit Einführung einer Back-up-Lösung nahezu ausgeschlossen. Durch die Einführung von technischen Prozessen konnten Manipulationen von Kontodispositionen im Sachwertevertrieb ausgeschlossen werden.

- Markets & Investment Banking: Eine wesentliche Maßnahme war das Aufsetzen eines divisionsspezifischen Operational Risk Committees. Operative Verbesserungen konnten vor allem im Bereich Liquiditätsmanagement (Money-Market-/Foreign-Exchange-Gelddisposition) der Bank, in der Ausführungscompliance des Wertpapiergeschäfts unter Berücksichtigung der besonderen Anforderungen von MiFID und in einer höheren Automatisierung im Collateralized Debt Obligation (CDO) Business erreicht werden.

- Chief Operating Officer (COO): Zu den wesentlichsten Tätigkeiten gehörte im Berichtsjahr die Mitwirkung bei unseren diversen Outsourcing Aktivitäten. Dies beinhaltete die Sicherstellung der Berücksichtigung aller Operational-Risk-Aspekte in den Service-Level-Agreements sowie des Aufbaus einer »Retained Organisation« zur Überwachung der ausgelagerten Bereiche der Zahlungsverkehrsabwicklung.

Im Jahr 2006 wurde ein Projekt in der HVB Information Services GmbH aufgesetzt mit dem Ziel, trotz des beschlossenen Stellenabbaus in der HVB Information Services GmbH die Verfügbarkeit der Know-how Träger bis zur Einführung eines einheitlichen Commercial Banking Systems (EUROSIG) für die UniCredit Gruppe und darüber hinaus sicher zu stellen. Der für IT zuständige HVB AG Vorstand ist als Mitglied des Steering-Committees in das Projekt umfassend eingebunden.

In 2006 wurden Teile (Kredit & Darlehen) der Anwendungsentwicklung, der Anwendungsbetreuung sowie Produktionssicherung und allen damit im Zusammenhang stehenden Dienstleistungen der HVB Information Services GmbH an die IBM New IT GmbH ausgelagert, welche in 2007 zur IBM FIS GmbH (IBM Financial Industry Solutions GmbH) umbenannt wurde und Teile wiederum der Anwendungsbetreuung in die IBM India Private Limited weiterverlagert hat.

Analysen der genannten Aktivitäten unter Risikogesichtspunkten ergaben keine signifikante Erhöhung der operationellen Risiken.

Ausblick

Für 2008 ist eine Verlagerung der Mainframe Hardware an die UniCredit Global Information Services S.p.A geplant.

Für 2009 soll gemäß einem Beschluss des Vorstands der HVB AG vom Oktober 2007 die IT-Plattform EUROSIG bei der HVB AG voraussichtlich im Oktober 2009 eingeführt werden. Mit der Einführung der Plattform soll eine gruppenweit einsetzbare Corebanking Software zur Verfügung gestellt werden. Die gemeinsame Plattform soll die komplexe Systemlandschaft der HVB AG teilweise ablösen und dadurch zu einer Kostenoptimierung und Effizienzsteigerung im IT-Bereich führen.

Risikoanalysen zu den Projektumsetzungen wurden begonnen.

Bewältigung von Krisensituationen

- Die Leistungsfähigkeit der Krisen- und Notfallorganisation der HVB Group wurde durch die angemessene und effektive Reaktion auf Real- wie auch Übungssituationen bestätigt. Eine der Übungen fand im Rahmen der bundesländerübergreifenden Katastrophenschutzübung »LÜKEX« (Länder Übergreifende Krisenmanagement Exercise) statt. Für den Fall einer weltweiten Grippe-Epidemie wurde ein Pandemieplan eingeführt.

- In 2007 hat die HVB Group unter Einbeziehung aller Divisionen und der Funktionstöchter eine Business Continuity Management (BCM) Organisation zur Umsetzung der einheitlichen BCM Policy der UniCredit Gruppe entwickelt.

Rechtliche Risiken

Immobilienfinanzierungen/Finanzierung des Erwerbs von Immobilienfonds

- Für die HVB AG hat es keine negativen rechtlichen Auswirkungen, soweit Kunden ihre zum Zwecke des Erwerbs einer Immobilie abgeschlossenen Darlehensverträge nach dem Haustürwiderrufsgesetz widerrufen. Nach den gesetzlichen Regeln und der entsprechenden Ansicht der Rechtsprechung des Bundesgerichtshofs (BGH) muss der Kunde, der die Voraussetzungen eines Widerrufsrechts zu beweisen hat, auch nach einem Widerruf die Darlehensvaluta einschließlich einer marktüblichen Verzinsung an die Bank

zurückzahlen. Nach der Entscheidung des Europäischen Gerichtshofs (EuGH) vom 25. Oktober 2005 verstoßen die insoweit in Deutschland geltenden gesetzlichen Regelungen nicht gegen europäisches Recht. Die vom EuGH darüber hinaus in bestimmten Fällen geforderte Übernahme des Anlagerisikos auf Grund nicht erfolgter Aufklärung über ein Widerrufsrecht durch die Bank setzt voraus, dass der Kunde beweisen kann, dass er bei Kenntnis des Widerrufsrechts das Investment nicht getätigt hätte; darüber hinaus hat der BGH entschieden, dass die Bank nur bei schuldhaftem Handeln das Anlagerisiko zu übernehmen hat. Negative Auswirkungen erwartet die Bank daher auch nach der bisherigen Rechtsprechung nicht. Die Bank behält darüber hinaus auch dann ihren Rückzahlungsanspruch, wenn der Darlehensnehmer einem Dritten eine unwirksame Vollmacht erteilt hat, die Bank aber auf den Bestand der Vollmacht vertrauen konnte. Nach den bisherigen Erfahrungen bestehen in diesen Fällen keine rechtlichen Risiken. Die neuere Rechtsprechung des BGH bestätigt auch die bislang schon engen Voraussetzungen einer möglichen Aufklärungs- und Beratungspflicht der Bank. In Fällen eines institutionalisierten Zusammenwirkens gewährt der BGH (Entscheidung vom 16. Mai 2006) Anlegern eine erleichterte Beweisführung hinsichtlich einer Aufklärungspflichtverletzung. Dieser neu eingeführte Begriff in der Rechtsprechung wird erst künftig durch Einzelfallentscheidungen ausgefüllt werden.

- Finanziert die Bank dem Kreditnehmer den Erwerb von Anteilen an Immobilienfonds und handelt es sich um einen Kredit, der nicht grundschuldgesichert ist, kann der Kreditnehmer – wenn es sich um ein verbundenes Geschäft handelt – dem Rückzahlungsanspruch des finanzierenden Instituts Einwendungen entgegenhalten, die ihm auf Grund Falschberatung gegen den Verkäufer oder Vermittler der Fondsanteile zustehen. Daher hat die Bank dann keinen Darlehensrückzahlungsanspruch gegen den Kunden, wenn die Bank sich der Vertriebsorganisation des Vermittlers des Fondsanteils bedient hat, das Darlehen unmittelbar an die Fondsgesellschaft ausbezahlt wurde und der Anleger bei Erwerb seiner Beteiligung getäuscht wurde oder wenn dem Darlehensnehmer ein Widerrufsrecht zusteht. Das Vorliegen dieser Voraussetzungen hätte der Kreditnehmer im Einzelfall zu beweisen. Aus heutiger Sicht gehen wir davon aus, dass derartige Umstände allenfalls in Ausnahmefällen gegeben sein können.

Verfahren Medienfonds

- Bei dem VIP Medienfonds 4 werden Klagen von Anlegern gegen die Bank im Wesentlichen auf angebliche Beratungsfehler wie auch auf angebliche, von der Bank neben dem Initiator zu verantwortende Prospektfehler gestützt. Insoweit liegen eine Reihe erstinstanzlicher Urteile vor, in denen teilweise zu Gunsten der Bank, teils wegen angeblichen Beratungsverschuldens zu Lasten der Bank entschieden wurde. Noch keines der Verfahren ist bisher rechtskräftig abgeschlossen. Vor dem OLG München soll in Kürze ein Musterverfahren nach dem Kapitalanleger-Musterverfahrensgesetz (KapMuG) eingeleitet werden, das unter anderem die Fragen der Prospektverantwortlichkeit auch der HVB im Hinblick auf von ihr zur Verfügung gestellte Bankdienstleistungen im Zusammenhang mit dem Medienfonds VIP 4 klären soll. Die Bank rechnet aus heutiger Sicht nicht mit gravierenden negativen Auswirkungen aus diesen Rechtsstreitigkeiten.

Verfahren von Aktionären der HVB AG

- Aktionäre der Gesellschaft haben gegen Beschlüsse der Hauptversammlung unserer Bank vom 12. Mai 2005 Anfechtungsklage erhoben. Soweit der Klage gegen die Entlastung der Aufsichtsratsmitglieder für das Geschäftsjahr 2004 stattgegeben wurde, hat dies keine materiellen Auswirkungen für die Bank, zumal über die Entlastung der Aufsichtsratsmitglieder für das Geschäftsjahr 2004 in der ordentlichen Hauptversammlung am 23. Mai 2006 noch einmal Beschluss gefasst wurde. Soweit die Klage gegen die Wahl von Aufsichtsratsmitgliedern und des Abschlussprüfers gerichtet ist, hat das LG München I die Anfechtungsklage abgewiesen, das Urteil ist noch nicht rechtskräftig.

- Weiterhin haben Aktionäre unserer Bank gegen die Beschlüsse unserer Hauptversammlung vom 23. Mai 2006, mit welchen dem Ausgliederungs- und Übernahmevertrag vom 29. März 2006 sowie dem Rahmenvertrag vom 16. Januar 2006 im Zusammenhang mit der Übertragung eines Kreditportfolios auf eine Gesellschaft

der Goldman Sachs Gruppe zugestimmt wurde, Anfechtungsklage erhoben. In dem daraufhin von unserer Bank angestrengten Freigabeverfahren haben sowohl das LG München I als auch das OLG München festgestellt, dass die Anfechtungsklagen der Eintragung der Ausgliederung nicht entgegenstehen, da die Klagen offensichtlich unbegründet sind. Das OLG München hat mitgeteilt, dass es beabsichtigt die Berufung durch einstimmigen Beschluss zurückzuweisen; mit einer entsprechenden Entscheidung stünde fest, dass die Beschlüsse unserer Hauptversammlung vom 23. Mai 2006 rechtswirksam sind.

Verfahren im Zusammenhang mit der Reorganisation der Bank

- Gegen die Beschlüsse der außerordentlichen Hauptversammlung unserer Bank vom 25. Oktober 2006, mit welchen dem Verkauf und der Übertragung der von unserer Bank gehaltenen Anteile an der Bank Austria Creditanstalt AG und der HVB Bank Ukraine an die UniCredit Gruppe bzw. an der Closed Joint Stock Company International Moscow Bank (IMB) (umfirmiert in ZAO UniCredit Bank, Moskau, seit Dezember 2007; im Folgenden weiterhin als IMB bezeichnet) und der AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) an die Bank Austria Creditanstalt AG sowie der Niederlassungen in Vilnius und Tallinn an die AS UniCredit Bank, Riga zugestimmt wurde, haben zahlreiche Aktionäre Anfechtungs- und Nichtigkeitsklagen erhoben. Die Kauf- und Übertragungsverträge sehen vor, dass ein Vollzug der Transaktionen unter anderem voraussetzt, dass nach pflichtgemäßer Beurteilung des Vorstands auf der Grundlage der Stellungnahme eines externen Rechtsberaters die entsprechenden Zustimmungsbeschlüsse keine Fehler aufweisen, die dem Vollzug des jeweiligen Vertrages entgegenstehen. Nachdem der Vorstand Anfang Januar 2007 auf Basis externer Gutachten in diesem Sinne Beschluss gefasst hatte, wurden die von unserer Bank gehaltenen Anteile an der Bank Austria Creditanstalt AG an die UniCredit Gruppe bzw. an der IMB und der AS UniCredit Bank, Riga an die Bank Austria Creditanstalt AG übertragen. Nach Erfüllung der weiteren Vollzugsvoraussetzungen erfolgten in 2007 außerdem die Übertragungen der Niederlassungen in Vilnius und Tallinn an die AS UniCredit Bank, Riga und der Anteile unserer Bank an der HVB Bank Ukraine an die Bank Pekao S.A. Die Aktionäre begründen ihre Klage mit formalen Fehlern im Zusammenhang mit Einladung und Abhaltung der Hauptversammlung vom 25. Oktober 2006 sowie mit einem angeblich zu niedrigen Kaufpreis für die verkauften Einheiten.

Mit Urteil vom 31. Januar 2008 hat das LG München I die in der Hauptversammlung vom 25. Oktober 2006 gefassten Beschlüsse allein aus formalen Gründen für unwirksam erklärt, da nach Auffassung des Gerichts das zwischen der Bank und UniCredit S.p.A. am 12. Juni 2005 abgeschlossene Business-Combination-Agreement (BCA) in der Einladung zu der genannten Hauptversammlung insbesondere hinsichtlich der darin enthaltenen Schiedsgerichts- sowie Rechtswahlklauseln nicht ausreichend dargestellt, außerdem Fragen von Aktionären in der genannten Hauptversammlung nach einzelnen alternativen Bewertungsparametern nicht ausreichend beantwortet worden seien. Auf die Frage des behaupteten zu niedrigen Kaufpreises für die veräußerten Einheiten ist das LG München I nicht eingegangen. Gleichzeitig hat das LG München I auf Antrag von Aktionären festgestellt, dass das BCA zu seiner Wirksamkeit der Hauptversammlung der Gesellschaft hätte vorgelegt werden müssen, weil insoweit ein versteckter Beherrschungsvertrag gegeben sei. Da die vom Gericht als wesentlich angesehenen Klauseln des BCA für die der Hauptversammlung vom 25. Oktober vorgelegten Verträge, die insoweit ohnehin eigene Regelungen enthalten, nicht wesentlich waren, und da die Beantwortung der Frage nach einzelnen alternativen Bewertungsparametern – soweit sie überhaupt in der Hauptversammlung möglich und ohne Berücksichtigung anderer gegenläufiger Effekte sachgerecht gewesen wäre – an den zur Beschlussfassung gestellten vertraglichen Regelungen nichts geändert hätte, überzeugt das Urteil aus unserer Sicht nicht. Die Bank hat daher gegen dieses Urteil Berufung eingelegt und beabsichtigt unabhängig davon die Beschlüsse der Hauptversammlung vom 25. Oktober 2006 vorsorglich bestätigen zu lassen.

– Die ordentliche Hauptversammlung unserer Bank vom 26./27. Juni 2007 hat die Geltendmachung angeblicher Ersatzansprüche gegen UniCredit S.p.A. und deren gesetzliche Vertreter sowie gegen die Organe unserer Gesellschaft wegen behaupteter Vermögensschäden der Bank durch die Veräußerung der BA-CA Aktien sowie durch das von der Bank mit UniCredit S.p.A. abgeschlossene BCA beschlossen und Herrn Rechtsanwalt Dr. Thomas Heidel zum besonderen Vertreter bestellt. Gegen diesen Beschluss hat unser Mehrheitsaktionär, UniCredit S.p.A., Anfechtungsklage erhoben, die in erster Instanz abgewiesen wurde; nachdem UniCredit S.p.A. Berufung eingelegt hat, ist das Verfahren noch nicht rechtskräftig abgeschlossen. Der besondere Vertreter hat sich mit Schriftsatz vom 5. November 2007 den Anfechtungsklagen gegen die Beschlüsse der außerordentlichen Hauptversammlung vom 25. Oktober 2006 als Nebenintervenient angeschlossen und vorgetragen, dass die Übertragung der Anteile an der Bank Austria Creditanstalt AG auch aus weiteren Gründen unwirksam sei. Das Landgericht München I hat die Nebenintervention zurückgewiesen. In einem Urteil vom 28. November 2007 hat das OLG München ausgeführt, dass der Beschluss über die Bestellung des besonderen Vertreters vom 26./27. Juni 2007 teilweise unwirksam sei; ungeachtet dessen hat das Gericht dem besonderen Vertreter in beschränktem Umfang das Recht auf Einsicht in Unterlagen der Bank zugesprochen. Der besondere Vertreter hat UniCredit S.p.A. mit Schreiben vom 27./28. Dezember 2007 zur Rückübertragung der veräußerten BA-CA Aktien aufgefordert. Nach Ablehnung der Forderung durch UniCredit S.p.A. hat der besondere Vertreter am 20. Februar 2008 gegen UniCredit S.p.A. und Herrn Alessandro Profumo sowie die Herren Dr. Wolfgang Sprißler und Rolf Friedhofen haftend als Gesamtschuldner unter Bezugnahme auf die unten genannten »Hedgefondsklagen« die Rückübertragung der BA-CA Aktien sowie hilfsweise Schadensersatz in Höhe von mindestens 13,9 Mrd € geltend gemacht. Die Bank ist davon überzeugt, dass entsprechende Rückübertragungs- bzw. Schadensersatzansprüche nicht bestehen.

– Die Hauptversammlung unserer Bank vom 26./27. Juni 2007 hat die Übertragung der Aktien der Minderheitsaktionäre gegen Zahlung einer angemessenen Barabfindung (38,26 € je Aktie) beschlossen; in derselben Hauptversammlung wurde die Entlastung der Vorstands- und Aufsichtsratsmitglieder für das Geschäftsjahr 2006 beschlossen, während der Antrag auf Bestellung eines Sonderprüfers zurückgewiesen wurde. Gegen diese Beschlüsse wurde von mehr als 100 Aktionären Anfechtungs- und Nichtigkeitsfeststellungsklagen erhoben, insbesondere gegen den Beschluss zur Übertragung der Aktien der außenstehenden Aktionäre. Darüber hinaus wurde von einem Aktionär Klage erhoben mit dem Antrag festzustellen, dass UniCredit S.p.A. und ihren Tochtergesellschaften Rechte aus Aktien der Gesellschaft nicht bestehen. Unsere Bank, die davon ausgeht, dass die Anfechtungs- sowie Feststellungs- und Nichtigkeitsklagen keine Aussicht auf Erfolg haben werden, hat am 7. Dezember 2007 einen Freigabeantrag eingereicht mit dem Ziel, die Eintragung des Übertragungsbeschlusses in das Handelsregister ungeachtet der Anfechtungsklagen gegen diesen Beschluss zu erreichen. Der besondere Vertreter ist in beiden Verfahren betreffend die Beschlüsse der Hauptversammlung vom 26./27. Juni 2007 als Nebenintervenient beigetreten. Auf Basis der Äußerungen des Gerichts in der mündlichen Verhandlung vom 21. Februar 2008 ist die Bank zuversichtlich, dass die Anfechtungsklagen abgewiesen und dem Freigabeantrag stattgegeben werden wird, auch wenn der Ausgang der Verfahren offen ist.

– Insgesamt acht Gesellschaften mit Sitz in den Vereinigten Staaten, auf den Virgin Islands, den Cayman Islands, in British West-Indies und auf den Bermuda, die vortragen, Aktionäre unserer Bank zu sein, haben gegen UniCredit S.p.A., Herrn Alessandro Profumo sowie Herrn Dr. Wolfgang Sprißler Klage auf Zahlung von Schadensersatz in Höhe von insgesamt 17,35 Mrd € an die HVB AG erhoben (»Hedgefondsklagen«) mit der Begründung, dass die Veräußerung der von unserer Bank an UniCredit S.p.A. bzw. mit ihr verbundene Unternehmen veräußerten Gesellschaften bzw. Geschäftsanteile (insbesondere die Veräußerung der Anteile an der Bank Austria Creditanstalt AG und der IMB sowie die Veräußerung der Asset-Management-Gesellschaften) deutlich unter Wert erfolgt sei. Vor dem Hintergrund der für die jeweiligen Transaktionen

eingeholten externen unabhängigen Gutachten und da alle Transaktionen at-arms-length erfolgten, bestehen die behaupteten Schadensersatzansprüche nach Überzeugung der Beklagten nicht. Die Kläger der Schadensersatzansprüche sowie ein weiterer Aktionär haben mit denselben Argumenten außerdem gegen unsere Bank Klage erhoben mit dem Antrag festzustellen, dass der Jahresabschluss unserer Bank für das Geschäftsjahr 2006 nichtig sei, weil die vorgenannten Ansprüche in dem Abschluss nicht aktiviert worden seien.

- Verschiedene außenstehende Aktionäre der Bank haben beim LG München I die Durchführung eines Spruchverfahrens zur Festsetzung eines angemessenen Ausgleichs und einer angemessenen Barabfindung beantragt, da es sich bei dem BCA um einen verdeckten Beherrschungs- und Gewinnabführungsvertrag handeln soll. Das LG München I hat mit Beschluss vom 19. Oktober 2007 den Antrag als nicht statthaft abgewiesen. Über die hiergegen von den Aktionären eingelegte sofortige Beschwerde hat das OLG München noch nicht entschieden.

Spruchverfahren Barabfindung Vereins- und Westbank AG

- Die außerordentliche Hauptversammlung der Vereins- und Westbank AG vom 24. Juni 2004 hatte die Übertragung der Aktien der Minderheitsaktionäre der Vereins- und Westbank AG auf die HVB AG beschlossen; nach Erledigung der hiergegen gerichteten Anfechtungsklagen hatte die HVB AG den Minderheitsaktionären der Vereins- und Westbank AG eine – erhöhte – Barabfindung von 26,65 € je Stückaktie (die »26,65-Abfindung«) bezahlt. Ungeachtet dessen haben zahlreiche Minderheitsaktionäre von ihrer Möglichkeit Gebrauch gemacht, die 26,65-Abfindung in einem Spruchverfahren gemäß § 1 Nr. 3 SpruchG überprüfen zu lassen. Das LG Hamburg hat auf Grund eigener Schätzungen die Barabfindung mit Entscheidung vom 2. März 2006 auf 37,20 € je Stückaktie angehoben; gegen diese Entscheidung hat die Bank Rechtsmittel eingelegt. Wir gehen davon aus, dass allenfalls eine weitere geringere Zuzahlung an die ausgeschlossenen Aktionäre der Vereins- und Westbank AG erfolgen muss. Detailliertere Angaben könnten in dem anhängigen Verfahren zu negativen Auswirkungen auf die Rechtsposition der HVB AG führen.

Gewerbesteuerumlage/Hypo Real Estate

- Die HVB AG hat bei verschiedenen Tochtergesellschaften, die im jeweils maßgeblichen Zeitraum zum gewerbesteuerlichen Organkreis der HVB AG bzw. ihrer Vorgängerinstitute gehörten, bis einschließlich 2001 Gewerbesteuerumlagen erhoben bzw. erstattet. Die Hypo Real Estate Bank AG sowie die Hypo Real Estate International AG haben eine angebliche Überzahlung an Gewerbesteuerumlage in Höhe von rund 76 Mio € zuzüglich Zinsen klageweise geltend gemacht. Auf der Basis eingeholter Rechtsgutachten geht die HVB AG davon aus, dass den Klägerinnen die behaupteten Ansprüche nicht zustehen.

5 Geschäftsrisiko

Risikomanagement

Als Geschäftsrisiko definieren wir unerwartete negative Veränderungen des Geschäftsvolumens und/oder der Margen, die nicht auf andere Risikoarten zurückzuführen sind. Die Folge sind nachhaltige Ergebnisrückgänge mit entsprechender Auswirkung auf den Marktwert des Unternehmens. Geschäftsrisiken können vor allem aus deutlich verschlechterten Marktbedingungen, Veränderungen der Wettbewerbsposition oder des Kundenverhaltens, aber auch aus geänderten rechtlichen Rahmenbedingungen resultieren.

Das operative Management des Geschäftsrisikos liegt als Teil des allgemeinen Ertrags- und Kostenmanagements in der Verantwortung der einzelnen Geschäftseinheiten.

Messmethodik

Die Messung des Economic Capital für Geschäftsrisiko erfolgt auf Basis eines Value-at-Risk-Ansatzes. Zu diesem Zweck werden auf Divisionsebene Erlös- und Kostenvolatilitäten herangezogen und unter Berücksichtigung von Korrelationen ein Value-at-Risk ermittelt, welcher die mit dem Geschäftsrisiko einhergehenden möglichen Schwankungen des Unternehmenswerts repräsentiert.

Risk Report

Risikoüberwachung
Das Economic Capital für Geschäftsrisiko wird vom Bereich Risk Control ermittelt, analysiert und an den Chief Risk Officer sowie den Prüfungsausschuss des Aufsichtrats berichtet.

Im Rahmen des monatlichen Vorstandsreportings des Bereichs Accounting wird die unterjährige Erlös- und Kostenentwicklung der Geschäftseinheiten als Stellhebel des Geschäftsrisikos durch Soll-Ist-Vergleiche nachgehalten.

Quantifizierung und Konkretisierung
Das ermittelte Economic Capital für das Geschäftsrisiko der HVB Group beläuft sich zum Jahresultimo 2007 auf 0,6 Mrd €.

Unser Programm zur Steigerung der Effizienz »Prozess-Redesign und -Optimierung (PRO)«, das von uns im Jahr 2004 initiiert wurde, brachten wir im Mai 2007 zu einem erfolgreichen Abschluss. Es gelang uns, sowohl im Back Office Bereich, also zum Beispiel in der Wertpapierverwahrung, im Zahlungsverkehr und im Corporate Center durch Neuadjustierung von Steuerungsaufgaben und die Vereinfachung von Prozessen erhebliche Kosteneinsparungen zu erzielen.

Beim Kostenmanagement profitiert die HVB Group auch von der Volumensbündelung innerhalb der UniCredit Gruppe sowie dem systematischen Austausch und der Implementierung von Best-Practice-Ansätzen zur Kostensenkung. 2007 wurden nochmals durch eine Vielzahl weiterer kostensenkender Maßnahmen entlang aller wesentlichen Kostenarten Einsparungen erzielt. Dies betraf zum einen den Personalaufwand, zum anderen aber auch den Sachaufwand. Zusätzliche Einzelheiten zu PRO und dem Kostenmanagement finden sich in den Erläuterungen zu den Spartenberichten Global Banking Services und Human Resources.

6 Risiko aus bankeigenem Immobilienbesitz

Risikomanagement
Unter dieser Risikoart erfassen wir potenzielle Verluste, die aus Marktwertschwankungen unseres Immobilienbestands resultieren. Dieser umfasst das Portfolio der Immobilienbesitzgesellschaften der HVB AG und deren Objekt- und Beteiligungsgesellschaften sowie der Tochtergesellschaften der HVB Group.

Die HVB Immobilien AG war bis 30. September 2007 für das Portfoliomanagement und den Verkauf, das Immobilien- und Gebäudemanagement, die Sanierung und Grundstücksentwicklung sowie für die Vermietung der strategischen und nicht strategischen Immobilien zuständig.

Zum 1. Oktober 2007 hat eine Umstrukturierung im Bereich Corporate Logistics/Facility Management (CLF) stattgefunden. CLF ist ein Teil von Global Banking Services (GBS) und für Corporate Logistics/Facility Management verantwortlich. Zusätzliche Einzelheiten zu der Reorganisation finden sich in den Erläuterungen zu dem Spartenbericht GBS.

Seit 1. Oktober 2007 ist die HVB Immobilien AG für Real Estate Development & Disposition aller von ihr verantworteten nicht strategischen Immobilien und Grundstücke verantwortlich. Unter nicht strategische Immobilien fallen alle nicht bankgenutzten Grundstücke und Immobilien. Die Aufgaben der HVB Immobilien AG gliedern sich in die Bereiche Portfolio Management/Vertrieb und Asset Management/Grundstücksentwicklung auf. Für strategische Immobilien sind seit 1. Oktober 2007 Mitarbeiter in der HVB AG verantwortlich.

Messmethodik
Die Messung unseres Immobilienrisikos erfolgt auf Basis eines Value-at-Risk-Ansatzes, für den die Marktwerte der Immobilien und historische Volatilitäten herangezogen werden. Die Volatilitäten werden hierbei aus geeigneten Immobilienindizes für Büromietentwicklungen bestimmt. Darüber hinaus werden Risiko mindernde Korrelationen zwischen einzelnen regionalen Immobilienmärkten erfasst.

Risikoüberwachung
Das Economic Capital für Immobilienrisiko wird vom Bereich Risk Control ermittelt, analysiert und an den Chief Risk Officer sowie den Prüfungsausschuss des Aufsichtsrats berichtet.

Das 2003 eingeführte Risikomanagementsystem der HVB Immobilien AG wurde in 2007 technisch weiterentwickelt. Neben erforderlichen Anpassungen an die neue IT-Umgebung sowie an die neue Struktur der HVB Immobilien AG wurden auch Verbesserungen in der Bedienung des Systems vorgenommen.

Die jährliche Risikoinventur wurde auch in 2007 durchgeführt, für 2008 sind darüber hinaus regelmäßige Reportings sowie ein detailliertes Maßnahmenreporting geplant.

Quantifizierung und Konkretisierung
Der Bestand an nicht strategischen Immobilien und Grundstücken der HVB Immobilien AG wurde im Jahr 2007 durch Verkäufe um rund ein Viertel reduziert. Die Vermietungs- und Verkaufsziele wurden erreicht.

Das Economic Capital für Immobilienrisiko beläuft sich zum Jahresende 2007 für die HVB Group auf 0,5 Mrd €. Das Immobilienportfolio der HVB Group entfällt dabei schwerpunktmäßig mit 35% auf München.

7 Risiko aus Anteils- und Beteiligungsbesitz

Risikomanagement
Unter dieser Risikoart erfassen wir die möglichen Marktwertschwankungen unseres börsennotierten und nicht börsennotierten Anteils- und Beteiligungsbesitzes. Ausgenommen sind hierbei unsere operativen Tochtergesellschaften in der HVB Group, deren Risiken bereits differenziert als Teil der anderen Risikoarten berücksichtigt wurden.

Die Portfoliosteuerung unseres gesamten Anteils- und Beteiligungsbesitzes (einschließlich der operativen Tochtergesellschaften der HVB Group) erfolgt durch den Vorstand.

Messmethodik
Die Risikomessung unserer Beteiligungen nach dem Value-at-Risk-Ansatz basiert auf deren Marktwerten und auf Volatilitäten, die im Falle börsennotierter Beteiligungen aus den jeweiligen Kursschwankungen der Aktie ermittelt werden. Im Falle nicht börsennotierter Beteiligungen werden die Buchwerte als Marktwertschätzer herangezogen sowie die Volatilitäten anhand branchenspezifischer Indizes gewonnen. Um die jüngere Vergangenheit adäquater zu berücksichtigen, erfolgt eine exponentielle Gewichtung bei der Ermittlung der Volatilitäten, wobei der längerfristigen Haltedauer von Beteiligungen Rechnung getragen wird.

Risikoüberwachung
Der Bereich Risk Control ermittelt und analysiert das Economic Capital für Anteils- und Beteiligungsbesitz und berichtet es an den Chief Risk Officer sowie den Prüfungsausschuss des Aufsichtsrats.

Die Aufgabe des Beteiligungscontrollings liegt im Bereich Anteilsbesitz, der dem Chief Financial Officer zugeordnet ist. Dieser Bereich überprüft auf Basis von Prüfungsberichten, Geschäftsberichten und unterjährigen Berichterstattungsinstrumenten regelmäßig die Werthaltigkeit unserer Beteiligungen. Wesentliche negative Wertänderungen werden so frühzeitig erkannt, analysiert und an den Chief Financial Officer berichtet.

Quantifizierung und Konkretisierung
Das Economic Capital der HVB Group blieb nahezu konstant bei 0,6 Mrd €. Der Value-at-Risk, ohne Berücksichtigung von Diversifikationseffekten zwischen den Risikoarten, hat sich geringfügig erhöht und liegt wie im Vorjahr bei 1,0 Mrd €. Reduzierte Diversifikationseffekte auf Grund des nicht mehr zur HVB Group gehörenden Beteiligungsportfolios der Bank Austria Creditanstalt-Gruppe sowie die vollständige Rückführung des Anteilsbesitzes an der Münchener Rückversicherungs-Gesellschaft AG führten maßgeblich zu dieser Entwicklung. Nennenswerte gegenläufige Effekte kamen durch weitere Investitionen in Private Equity Funds (auch im Rahmen der Integration der wesentlichen Vermögensgegenstände und der dazugehörigen Verbindlichkeiten der UBM) und in Private Equity Co-/Direct Investments mit dem Ziel, risikoadäquate Renditen zu erzielen. Deren Geschäftsentwicklung verlief auch im Geschäftsjahr 2007 sehr erfolgreich.

8 Strategisches Risiko

Risikomanagement

Strategisches Risiko entsteht daraus, dass das Management wesentliche Entwicklungen und Trends im Bankensektor nicht rechtzeitig erkennt oder falsch einschätzt. In der Folge kann es daraufhin zu Grundsatzentscheidungen kommen, die sich hinsichtlich der Erreichung der langfristigen Unternehmensziele ex post als unvorteilhaft erweisen und zudem teilweise schwer reversibel sind.

Ungeachtet der Zugehörigkeit der HVB zur UniCredit Gruppe fällt das Management des strategischen Risikos als Teil der Unternehmenssteuerung in den Verantwortungsbereich des Gesamtvorstands, der mit der Vorgabe der strategischen Ausrichtung der Bank die Risikopositionierung der HVB Group bestimmt.

Messmethodik

Das strategische Risiko wird primär auf qualitativem Wege erfasst. Zu diesem Zweck erfolgt eine laufende Beobachtung des nationalen wie internationalen politischen und wirtschaftlichen Umfelds sowie die permanente Überprüfung unserer eigenen strategischen Positionierung.

Risikoüberwachung

Im Rahmen unserer langfristigen Planung überprüft der Vorstand regelmäßig die festgelegte Strategie der HVB Group. So besteht bei Bedarf die Möglichkeit, mit einer Anpassung des Geschäftsmodells bzw. der Geschäftsprozesse auf geänderte Rahmenbedingungen zu reagieren. Bei der Ableitung derartiger strategischer Initiativen findet in regelmäßigen Abständen eine enge Abstimmung des Vorstands mit dem Aufsichtsrat, insbesondere mit dem Prüfungsausschuss, statt.

Quantifizierung und Konkretisierung

Gesamtwirtschaftliches Risiko

Ein Risiko, das den Erfolg der HVB Group beeinflussen kann, resultiert aus der gesamtwirtschaftlichen Entwicklung in Deutschland, Europa und den Vereinigten Staaten von Amerika und der internationalen Vernetzung des Finanzbereichs. Wegen der strategischen Ausrichtung und der gegenwärtigen Fokussierung der HVB Group auf den Kernmarkt Deutschland mit den Hauptgeschäftsfeldern Retail-, Private Banking und Firmenkundengeschäft zum einen sowie auf das globale Investment Banking zum anderen gilt dies im Besonderen einerseits für die gesamtwirtschaftliche Entwicklung in Deutschland sowie andererseits für die Entwicklung auf den internationalen Finanz- und Wertpapiermärkten. Veränderungen und Entwicklungen auf und in diesen Märkten sind daher wichtige Einflussfaktoren auf die Vermögens-, Finanz- und Ertragslage HVB Group.

Die befürchteten negativen Auswirkungen durch die Anhebung der Regelsätze von Umsatzsteuer und Versicherungsteuer um jeweils drei Prozentpunkte und den Abbau weiterer Steuervergünstigungen wurden vom ansonsten sehr positiven konjunkturellen Umfeld deutlich überstrahlt. Dank dieser positiven Rahmenbedingungen zeigte sich das volkswirtschaftliche Umfeld in Deutschland im Jahr 2007 äußerst robust. Die deutsche Konjunktur entwickelte sich speziell im ersten Halbjahr leicht über den ambitionierten Erwartungen.

Dies wirkte sich für die HVB Group dank ihres diversifizierten Geschäftsmodells im Retailgeschäft, Wealth Management, im Corporate Banking aber auch im Investment Banking im ersten Halbjahr 2007 sehr erfreulich auf das Geschäftsergebnis aus. Das zweite Halbjahr 2007 war hingegen geprägt von der in den USA ausgehenden Subprime Krise, der Zinspolitik der Zentralbanken zur Liquiditätsversorgung der Finanzmärkte und der Abwertung der Leitwährung US-Dollar. Ausgehend von dem in den USA zu verzeichnenden Werteverfall bei forderungsbesicherten Wertpapieren auf Basis von Immobiliendarlehen an Kreditnehmer minderer Bonität (Subprime) kam es zu einer deutlichen Abnahme der Risikobereitschaft der Anleger mit der Folge von Liquiditätsengpässen am Geldmarkt und damit zu einem Anstieg der Geldmarktzinsen bei massiver Ausweitung der Credit Spreads. Wie die gesamte UniCredit Gruppe ist auch die HVB Group nur in geringem Maße direkt von der auslösenden US-Immobilienkrise betroffen. Die daraus resultierenden Finanzmarktturbulenzen zeigten in den letzten Monaten auch Auswirkungen auf die europäischen Finanzmärkte. Dadurch wurde in unterschiedlichem Umfang und Ausmaß natürlich auch der Geschäftsverlauf und die Ergebnisentwicklung der HVB Group, insbesondere in der Division Markets- & Investment Banking, beeinflusst. Bei strukturierten Kreditprodukten im Handelsbestand sowie im Markt der syndizierten Finanzierungen waren diese Auswirkungen am deutlichsten zu spüren. Details zu den Finanzmarktturbulenzen und deren Auswirkungen sind dem Kapitel »Entwicklung der HVB Group im schwierigen Kapitalmarktumfeld« im Financial Review zu entnehmen.

Auch im kommenden Jahr können sich die indirekten Folgen, insbesondere mögliche gesamtwirtschaftliche Auswirkungen, auf die HVB Group, insbesondere auf die Division Markets & Investment Banking, weiter auswirken. Entsprechend der seit Jahren allgemein konservativen Kreditpolitik der HVB Group wollen wir auch im Jahr 2008 das direkte Engagement der HVB Group in Immobilienfinanzierungen mit Subprime Merkmalen nicht ausbauen, sodass auch in Zukunft das direkte Risiko aus Subprime Engagements marginal bleiben wird. Dennoch bleibt das Risiko einer weltweiten Abschwächung der Konjunktur infolge der Finanzmarktturbulenzen bestehen, sodass insbesondere bei einer weiteren Zuspitzung der Krise, auch im kommenden Jahr die Vermögens- Finanz- und Ertragslage der HVB Group belastet werden könnte.

Dem gegenüber steht die anhaltend gute Situation am deutschen Arbeitsmarkt, die sich positiv auf die Inlandsnachfrage auswirken könnte. Sie ist ebenso ein freundliches Vorzeichen für die deutsche Konjunktur wie die überwiegend positiven wirtschaftlichen Fundamental- und Exportdaten im gesamten Euroraum. Allerdings gibt es mit steigenden Energie-, Rohstoff und Lebensmittelpreise auch negative Einflussfaktoren, die eventuell von den Entwicklungen in Übersee noch verstärkt werden können, sodass mit einem zwar leicht abgeschwächten, aber solidem und robustem Wachstum zu rechnen ist.

Aus dem öffentlichen Bereich kommen, trotz des erwarteten ausgeglichenen Staatshaushalts, mit der weiterhin hohen Staatsverschuldung sowie Defiziten in den gesetzlichen Sozialversicherungssystemen auch Vorzeichen, die sich negativ auf die Situation in Deutschland auswirken können.

Deutschland als regionaler Kernmarkt der HVB Group erweist sich auf Grund der positiven Faktoren insgesamt als attraktives Geschäftsumfeld. Dennoch ist auf Grund der externen Einflussfaktoren eine für die Bank nachhaltig positive Entwicklung, insbesondere im Retailbanking und im Firmenkundengeschäft, ungewiss. Bei weiteren negativen Nachrichten von den Finanzmärkten ist unter Umständen mit einer Verschlechterung des Konsumklimas und Zurückhaltung bei Investitionen in Wertpapieren zu rechnen. Sollte dies eintreten, könnte möglicherweise auch das Provisionsgeschäft beeinträchtigt werden.

Sollten die aufgezeigten Risikofaktoren einzeln oder kumulativ auftreten, so könnte dies dazu führen, dass sich die von der HVB Group angestrebten Erfolgsziele nicht in vollem Umfang realisieren lassen.

Risk Report

Die HVB Group ist einer der größten Darlehensgeber des deutschen Mittelstands und einer der führenden Darlehensgeber von privaten und gewerblichen Darlehen in Deutschland. Bei Eintritt der aufgeführten negativen Entwicklungen und einer unter den Erwartungen liegenden Entwicklung der Wirtschaftslage ist nicht auszuschließen, dass die Auswirkungen der Krise auch die Kunden der HVB Group erfassen und die Kreditrisikovorsorge stärker steigt als gegenwärtig vom Management der HVB Group erwartet und so das Niveau der Vorjahre erreicht.

Risiken aus der strategischen Ausrichtung des Konzerns/Integrationsrisiken

Die im Rahmen des Zusammenschlusses der HVB Group mit der UniCredit Gruppe unternommenen Adjustierungen der Strukturen und Produkte zu einem UniCredit gruppenweit abgestimmten Aufbau wurden im ersten Halbjahr 2007 weitestgehend abgeschlossen. Sofern die finale Umsetzung noch nicht vollständig erfolgt ist, wird die Vollendung durch die betroffenen Divisionen ausgeführt. Aus diesen finalisierenden Tätigkeiten könnten der HVB Group unvorhergesehene Schwierigkeiten in allenfalls geringem Umfang entstehen. Die Übernahme der wesentlichen Vermögensgegenstände und der dazugehörigen Verbindlichkeiten der UBM in die HVB AG ist abgeschlossen; allerdings sind in Teilbereichen noch entsprechende Steuerungssysteme anzupassen. Auf die sich in diesem Zusammenhang ergebenden Integrationsrisiken haben wir durch das Aufsetzen von entsprechenden Projekten, die voraussichtlich im 1. Halbjahr 2008 abgeschlossen werden sollen, reagiert.

Der Ausbau des UniCredit weiten Kompetenzzentrums für Investment-Banking-Aktivitäten in der HVB AG ist weiter fortgeschritten. Somit hat sich die HVB Group zu einem chancenreichen, insbesondere in Deutschland präsentem Bankhaus mit breitem Investment Banking Know-how entwickelt. Diese Ausrichtung wird sich durch die geplante Eingliederung der Investment-Banking-Aktivitäten der ehemaligen Capitalia Gruppe im Jahr 2008 sowie der Bündelung weiterer Investment-Banking-Aktvitäten in der HVB AG noch verstärken. Damit sollen langfristig die Ertragschancen der Bank verbessert werden.

Die HVB Group verfolgt ihre bisher erfolgreiche Konzernstrategie konsequent weiter und festigt dadurch im renditeträchtigen Investment-Banking-Geschäft ihre Position als eine der führenden Banken in Europa. Im Vergleich zum klassischen Bankgeschäft ergeben sich durch die Investment-Banking-Aktivitäten zwar höhere Ertragschancen, dem stehen allerdings auch höhere Risiken gegenüber. Insbesondere die Zyklizität und unerwartete Schwankungen auf den internationalen Finanz- und Wertpapiermärkten machen sich in diesem Umfeld stärker bemerkbar. Sollten die Entwicklungen an diesen Märkten entgegen den Erwartungen der HVB Group laufen, so würde dies das Ergebnis der Bank stärker belasten als in den Vorjahren.

Auch die bereits angesprochenen mittelbaren Auswirkungen der Subprime-Krise können an Bedeutung für die HVB Group zunehmen. Sollte sie sich weiter zuspitzen und auf andere Länder, Banken und die Wertpapiermärkte überspringen oder diese negativ beeinflussen, so wäre insbesondere das Handelsergebnis der Division Markets & Investment Banking dadurch belastet.

Risiken aus der Konsolidierung des Bankenmarkts

Die Konsolidierung des deutschen und weltweiten Banken- und Finanzmarkts hält an. Durch die erheblichen Veräußerungserlöse aus der Übertragung der Beteiligung an der BA-CA-Gruppe sowie den weiteren Einheiten in Zentral- und Osteuropa verfügt die HVB Group über eine hohe Kapitalausstattung und liquide Mittel, um zu gegebener Zeit und bei günstigen Gelegenheiten rasch und flexibel aktiv an dieser Entwicklung teilhaben zu können. Neben dem organischen oder akquisitorischen Wachstum in den Kernkompetenzen, sind auch Alternativen wie der Eintritt in andere Märkte westeuropäisch geprägter Regionen Nordeuropas, der Ausbau der Kompetenzen in spezialisierten Nischenbereichen, die weitere Optimierung der aufsichtsrechtliche Kapitalausstattung sowie die Fortsetzung eines wirtschaftlich sinnvollen Rückkaufs von ausstehenden Hybridfinanzierungen denkbar. Für die Reinvestition der frei gewordenen Mittel können sich auch weiterhin attraktive Möglichkeiten für ein internes wie ein externes Wachstum ergeben. Die HVB Group beobachtet auch weiterhin laufend insbesondere den deutschen Bankenmarkt und analysiert die Möglichkeiten externen Wachstums durch entsprechende Zukäufe; ebenso werden auch sich bietende Alternativen für organisches Wachstum in den Kernregionen Deutschland,

Benelux und Skandinavien jeweils analysiert und soweit sich dies danach für die HVB Group rechnet weiterverfolgt. Allerdings birgt die Suche nach geeigneten Wettbewerbern bzw. Zielgesellschaften auch Risiken. Etwa mangels attraktiver Erwerbsobjekte nicht, erst später oder nicht in dem gewünschten Maße erfolgte Reinvestitionen zu wider Erwarten weniger günstigen Konditionen bergen das Risiko, an den aktuellen Entwicklungen nicht in dem erwarteten Ausmaß teilhaben und eventuell nicht die erwartete und geplante Rolle in den Kernbereichen einnehmen zu können. Wann und in welchem Maße daher die Vermögens-, Finanz- und Ertragslage der HVB Group durch künftige Investitionen positiv beeinflusst wird, ist derzeit noch nicht sicher. Sollte – wovon der Vorstand der HVB AG nicht ausgeht – die Übertragung der von der HVB AG veräußerten Beteiligungen an der BA-CA-Gruppe sowie den weiteren Einheiten in Zentral- und Osteuropa rückabgewickelt werden und damit die HVB AG auch die erhaltenen Veräußerungserlöse wieder an die Erwerber der jeweiligen Einheiten zurückzahlen müssen, dürfte dies erhebliche nachteilige Auswirkungen auf die von der HVB Group verfolgte Expansionsstrategie haben, da sie dann nicht mehr über die dafür erforderliche hohe Kapitalausstattung und liquiden Mittel verfügen würde.

Harter Wettbewerb bei Finanzdienstleistungen

Der deutsche Markt für Finanzdienstleistungen als Kernmarkt der HVB Group kann auf Grund der Drei-Säulen-Struktur als schwierig bezeichnet werden. Dies trifft auch auf das Investment Banking zu, in dem die HVB Group insbesondere auf dem weltweiten Parkett deutlich größeren Konkurrenten gegenüber steht. Hier im Vergleich mit etablierten angelsächsischen Großbanken die Position auszubauen, stellt für die HVB Group vor dem Hintergrund der großen Marktanteile der Konkurrenten und dem intensiven Wettbewerb eine große Herausforderung dar.

Auch im Commercial Banking, insbesondere im Privatkundengeschäft, existieren auf dem deutschen Markt noch immer Überkapazitäten, sodass hier ein intensiver Wettbewerb um Kunden und Marktanteile vorzufinden ist und sich die HVB Group einem nachhaltigen Konkurrenzkampf zu stellen hat. Allerdings hat die HVB Group hinsichtlich der zur Expansion verfügbaren Mittel und der umgesetzten neuen Konzernstruktur gute Chancen, ihre Marktposition und ihre Erfolgslage weiter zu verbessern. Dennoch kann nicht ausgeschlossen werden, dass im Rahmen der Konsolidierung und Konzentration im Finanzwesen weitere Wettbewerbsintensivierungen – beispielsweise initiiert durch neue nationale oder internationale Zusammenschlüsse von Banken – negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage der HVB Group haben kann.

Um die HVB Group als regionale Bank in einem globalen Netzwerk auch für die Kunden sichtbar zu positionieren, und den Wiedererkennungseffekt insbesondere bei den grenzüberschreitend agierenden Firmenkunden zu nutzen, hat die HVB Group für 2008 ein Rebranding beschlossen. Durch die dann auch im Logo und am Auftritt erkennbare Zugehörigkeit zur UniCredit Gruppe wird Kunden und Anlegern die Größe, die damit verbundene Sicherheit sowie die Möglichkeit mit der HVB Group an den internationalen Entwicklungen und Märkten zu partizipieren verdeutlicht. Dies stärkt den öffentlichen Auftritt und kann das Geschäft in allen Divisionen beleben. Allerdings kann nicht ausgeschlossen werden, dass vereinzelt insbesondere Privat- oder Geschäftskunden die HVB Group nicht mehr als »ihre« Bank ansehen und zu anderen Anbietern wechseln. Im – vom Vorstand der HVB Group jedoch als äußerst unwahrscheinlich eingestuften – Falle vermehrter Abwendung von Kunden würde die Position der HVB Group geschwächt und die Vermögens-, Finanz und Ertragslage negativ beeinflusst.



Financial Statements (2): Konzernabschluss

Konzern Gewinn- und Verlustrechnung mit Ergebnisverwendung für die Zeit vom 1. Januar bis 31. Dezember 2007 126

Ergebnis je Aktie 127

Bilanz zum 31. Dezember 2007 128

Entwicklung des Eigenkapitals 130

Kapitalflussrechnung 132

Erläuterungen (Notes) zum Konzernabschluss 134
Konzernabschluss nach IFRS 134

Bilanzierungs- und Bewertungsmethoden 135
1 Konzerneinheitliche Bilanzierung 135
2 Stetigkeit
3 Herausgegebene, noch nicht verpflichtend anzuwendende IFRS, die nicht vorgezogen angewendet wurden 138
4 Konsolidierungskreis
5 Konsolidierungsgrundsätze 139
6 Finanzinstrumente 140
7 Handelsaktiva 143
8 aFVtPL-Finanzinstrumente
9 AfS-Finanzinstrumente 144
10 Anteile an assoziierten Unternehmen, Joint Ventures und nicht konsolidierten Tochterunternehmen
11 HtM-Finanzinstrumente
12 Forderungen
13 Wertminderung von finanziellen Vermögenswerten
14 Sachanlagen 146
15 Leasinggeschäft
16 Investment Properties 147
17 Immaterielle Vermögenswerte
18 Vermögenswerte aufgegebener Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen
19 Verbindlichkeiten
20 Handelspassiva
21 Hedgeanpassungsbetrag von Verbindlichkeiten im Portfolio Fair-Value-Hedge 148
22 Sonstige Passiva
23 Rückstellungen
24 Währungsumrechnung 149
25 Ertragsteuern

Segmentberichterstattung 150
26 Erläuterungen zur Segmentberichterstattung nach Divisionen (primäre Segmentierung) 150
27 Erfolgsrechnung nach Divisionen 154
28 Volumenzahlen nach Divisionen 166
29 Mitarbeiter der Divisionen und Dienstleistungsbereiche 168
30 Segmentberichterstattung nach Regionen (sekundäre Segmentierung)

Angaben zur Gewinn- und Verlustrechung 169
31 Zinsüberschuss 169
32 Provisionsüberschuss
33 Handelsergebnis
34 Saldo sonstige Aufwendungen/Erträge 170
35 Verwaltungsaufwand
36 Zuführungen zu Rückstellungen 172
37 Aufwendungen für Restrukturierungen
38 Kreditrisikovorsorge
39 Finanzanlageergebnis 173
40 Andere nicht operative Aufwendungen 174
41 Ertragsteuern
42 Gewinn- und Verlustrechnung und Ergebnis je Aktie aufgegebener Geschäftsbereiche 176
43 Ergebnis je Aktie

Angaben zur Bilanz 177
44 Barreserve 177
45 Handelsaktiva
46 aFVtPL-Finanzinstrumente
47 AfS-Finanzinstrumente
48 Anteile an assoziierten Unternehmen, Joint Ventures und nicht konsolidierten Tochterunternehmen 178
49 HtM-Finanzinstrumente
50 Forderungen an Kreditinstitute 179
51 Forderungen an Kunden
52 Wertberichtigungen auf Forderungen an Kunden und Kreditinstitute 181
53 Hedging-Derivate 182
54 Sachanlagen
55 Investment Properties 184
56 Immaterielle Vermögenswerte
57 Ertragsteueransprüche 187
58 Vermögenswerte aufgegebener Geschäftsbereiche
59 Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen
60 Sonstige Aktiva
61 Verbriefungsgeschäfte (Securitization) 188
62 Verbindlichkeiten gegenüber Kreditinstituten 190
63 Verbindlichkeiten gegenüber Kunden
64 Verbriefte Verbindlichkeiten 191
65 Handelspassiva
66 Hedging-Derivate
67 Hedgeanpassungsbetrag von Verbindlichkeiten im Portfolio Fair-Value-Hedge
68 Ertragsteuerverpflichtungen
69 Verbindlichkeiten aufgegebener Geschäftsbereiche 192
70 Verbindlichkeiten von zur Veräußerung gehaltenen Vermögensgruppen
71 Sonstige Passiva
72 Rückstellungen
73 Eigenkapital 195
74 Eigene Aktien
75 Bewertungsänderungen von Finanzinstrumenten 196
76 Nachrangkapital
77 Treuhandgeschäfte 198
78 Sicherheitenübertragung für eigene Verbindlichkeiten 199
79 Erhaltene Sicherheiten, die von der HVB Group weiterveräußert oder weiterverpfändet werden dürfen

Angaben zur Kapitalflussrechnung 200
80 Erläuterungen zu den Positionen der Kapitalflussrechnung 200

Angaben zu Finanzinstrumenten nach IFRS 7 201
81 Fair Values der Finanzinstrumente 201

Sonstige Angaben 203
82 Bankaufsichtsrechtliche Kennzahlen (auf HGB-Basis), HVB Group gesamt 203
83 Eventualverbindlichkeiten und andere Verpflichtungen 205
84 Patronatserklärung 206
85 Angaben über Geschäftsbeziehungen mit nahestehenden Unternehmen und Personen
86 Honorierung des Abschlussprüfers 209
87 Mitarbeiterinnen und Mitarbeiter
88 Geschäftsstellen 210
89 Mitglieder des Aufsichtsrats und des Vorstands 211

Erklärung des Vorstands gemäß §37y WpHG i.V.m. §37w Abs. 2 Nr. 3 WpHG 212

Bestätigungsvermerk des Abschlussprüfers 213

Konzern Gewinn- und Verlustrechnung mit Ergebnisverwendung

für die Zeit vom 1. Januar bis 31. Dezember 2007

Erträge/Aufwendungen

	NOTES	2007	2006	VERÄNDERUNG	
		in Mio €	in Mio €	in Mio €	in %
Überschuss aus originärem Zinsgeschäft		3753	3148	+ 605	+ 19,2
Dividenden und ähnliche Erträge aus Kapitalinvestitionen		376	251	+ 125	+ 49,8
Zinsüberschuss	31	**4129**	**3399**	**+ 730**	**+ 21,5**
Provisionsüberschuss	32	1721	1753	– 32	– 1,8
Handelsergebnis	33	592	768	– 176	– 22,9
Saldo sonstige Aufwendungen/Erträge	34	169	32	+ 137	>+100,0
Zinsunabhängige Erträge		**2482**	**2553**	**– 71**	**– 2,8**
OPERATIVE ERTRÄGE		**6611**	**5952**	**+ 659**	**+ 11,1**
Personalaufwand		– 2067	– 2216	+ 149	– 6,7
Andere Verwaltungsaufwendungen		– 1250	– 1166	– 84	+ 7,2
Abschreibungen und Wertberichtigungen					
auf immaterielle Vermögenswerte und Sachanlagen		– 259	– 313	+ 54	– 17,3
Verwaltungsaufwand	35	**– 3576**	**– 3695**	**+ 119**	**– 3,2**
OPERATIVES ERGEBNIS		**3035**	**2257**	**+ 778**	**+ 34,5**
Zuführungen zu Rückstellungen	36	– 161	– 164	+ 3	– 1,8
Abschreibungen auf Geschäfts- oder Firmenwerte		—	—	—	—
Aufwendungen für Restrukturierungen	37	13	– 60	+ 73	
Kreditrisikovorsorge	38	– 536	– 933	+ 397	– 42,6
Finanzanlageergebnis	39	611	671	– 60	– 8,9
Andere nicht operative Aufwendungen	40	—	– 153	+ 153	– 100,0
ERGEBNIS VOR STEUERN		**2962**	**1618**	**+ 1344**	**+ 83,1**
Ertragsteuern	41	– 794	125	– 919	
ERGEBNIS NACH STEUERN		**2168**	**1743**	**+ 425**	**+ 24,4**
Fremdanteile am Ergebnis		– 118	– 103	– 15	+ 14,6
GEWINN/VERLUST DER HVB GROUP NEU		**2050**	**1640**	**+ 410**	**+ 25,0**
Ergebnis nach Steuern der aufgegebenen					
Geschäftsbereiche		3698	3457	+ 241	+ 7,0
Fremdanteile am Ergebnis der aufgegebenen					
Geschäftsbereiche		—	– 677	+ 677	– 100,0
GEWINN/VERLUST DER HVB GROUP GESAMT		**5748**	**4420**	**+ 1328**	**+ 30,0**
Veränderung der Rücklagen		1674	3798	– 2124	– 55,9
KONZERNGEWINN		**4074**	**622**	**+ 3452**	**>+100,0**

Ergebnis je Aktie

Aus dem Gewinn der HVB Group gesamt in Höhe von 5748 Mio € haben wir den Rücklagen 1674 Mio € zugeführt. Der Konzerngewinn (= Bilanzgewinn der HVB AG) beträgt 4074 Mio €. Der Hauptversammlung schlagen wir vor, zu beschließen, eine Dividende in Höhe von 402 Mio € an die Aktionäre auszuschütten sowie eine weitere Einstellung in die Gewinnrücklagen in Höhe von 3672 Mio € vorzunehmen. Die Dividendensumme in Höhe von 402 Mio € entspricht einer Erhöhung der Dividende von 0,40 € im Vorjahr auf 0,50 € je Stammaktie und je Vorzugsaktie sowie einem Vorausgewinnanteil von 0,064 € je Vorzugsaktie.

Ergebnis je Aktie

			in €
	Notes	2007	2006
Ergebnis je Aktie der HVB Group gesamt	43	7,28	5,89
Ergebnis je Aktie der HVB Group neu	43	2,60	2,18
Ergebnis je Aktie der HVB Group neu (bereinigt)[1]	43	2,03	1,50

1 2007 bereinigt um den Effekt aus der Verzinsung des Kaufpreises bezüglich der Veräußerung aufgegebener Geschäftsbereiche, um die Veräußerungsgewinne Indexchange, Münchener Rück und FMS Bank, um Aufwendungen für Restrukturierungen sowie einmalige Steuerbelastungen auf Grund der Unternehmensteuerreform.
2006 bereinigt um die Veräußerungsgewinne Activest Gesellschaften und Münchener Rück sowie um die Bewertungsaufwendungen für den angekündigten Verkauf eines nicht strategischen Immobilienportfolios, Aufwendungen für Restrukturierungen, Methodenänderung Kreditrisikovorsorge und andere nicht operative Aufwendungen.

Da zum Abschlussstichtag 2007 keine Wandel- oder Optionsrechte aus bedingtem Kapital ausstanden, war ein verwässertes Ergebnis je Aktie nicht zu ermitteln.

Bilanz

zum 31. Dezember 2007[1]

Aktiva

	NOTES	2007 in Mio €	2006 in Mio €	VERÄNDERUNG in Mio €	VERÄNDERUNG in %
Barreserve	44	551	508	+ 43	+ 8,5
Handelsaktiva	7, 45	180855	107628	+ 73227	+ 68,0
aFVtPL-Finanzinstrumente	8, 46	12937	11728	+ 1209	+ 10,3
AfS-Finanzinstrumente	9, 47	6739	6504	+ 235	+ 3,6
Anteile an assoziierten Unternehmen, Joint Ventures					
und nicht konsolidierten Tochterunternehmen	10, 48	317	688	– 371	– 53,9
HtM-Finanzinstrumente	11, 49	3058	471	+ 2587	>+100,0
Forderungen an Kreditinstitute	12, 50	48866	43847	+ 5019	+ 11,4
Forderungen an Kunden	12, 51	160246	164031	– 3785	– 2,3
Hedging-Derivate	53	500	842	– 342	– 40,6
Sachanlagen	14, 54	1337	1520	– 183	– 12,0
Investment Properties	16, 55	1890	473	+ 1417	>+100,0
Immaterielle Vermögenswerte	17, 56	770	808	– 38	– 4,7
darunter: Goodwill		421	422	– 1	– 0,2
Ertragsteueransprüche	57	2180	2745	– 565	– 20,6
Vermögenswerte aufgegebener Geschäftsbereiche					
und zur Veräußerung gehaltene langfristige Vermögenswerte					
oder Veräußerungsgruppen	58, 59	265	164451	– 164186	– 99,8
Sonstige Aktiva	60	1618	1789	– 171	– 9,6
Summe der Aktiva		**422129**	**508033**	**– 85904**	**– 16,9**

1 Geänderte Bilanzgliederungsstruktur: siehe hierzu die Erläuterungen in der Note 2.

[redacted]

Passiva

[redacted]

	NOTES	2007	2006	VERÄNDERUNG	
		in Mio €	in Mio €	in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	19, 62	86702	86571	+ 131	+ 0,2
Verbindlichkeiten gegenüber Kunden	19, 63	108626	92751	+ 15875	+ 17,1
Verbriefte Verbindlichkeiten	19, 64	79568	87568	– 8000	– 9,1
Handelspassiva	20, 65	115228	60768	+ 54460	+ 89,6
Hedging-Derivate	66	473	764	– 291	– 38,1
Hedgeanpassungsbetrag von Verbindlichkeiten					
im Portfolio Fair-Value-Hedge	21, 67	87	—	+ 87	+100,0
Ertragsteuerverpflichtungen	68	1316	1378	– 62	– 4,5
Verbindlichkeiten aufgegebener Geschäftsbereiche					
und Verbindlichkeiten von zur Veräußerung					
gehaltenenen Veräußerungsgruppen	69, 70	10	152920	–152910	–100,0
Sonstige Passiva	22, 71	4581	3642	+ 939	+ 25,8
Rückstellungen	23, 72	1540	1683	– 143	– 8,5
Eigenkapital	73	23998	19988	+ 4010	+ 20,1
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital		23190	16690	+ 6500	+ 38,9
Gezeichnetes Kapital		2407	2252	+ 155	+ 6,9
Kapitalrücklage		9791	8886	+ 905	+ 10,2
Eigene Aktien		–2	–3	+ 1	+ 33,3
Andere Rücklagen		6913	4061	+ 2852	+ 70,2
Bewertungsänderungen von Finanzinstrumenten	75	7	872	– 865	– 99,2
AfS-Rücklage		619	1195	– 576	– 48,2
Hedge-Rücklage		–612	–323	– 289	– 89,5
Konzerngewinn		4074	622	+ 3452	>+100,0
Anteile in Fremdbesitz		808	3298	– 2490	– 75,5
Summe der Passiva		**422129**	**508033**	**– 85904**	**– 16,9**

Entwicklung des Eigenkapitals

	GEZEICHNETES KAPITAL	KAPITAL-RÜCKLAGE	ABZUG EIGENE AKTIEN	ANDERE RÜCKLAGEN	DARUNTER: PENSIONSÄHNLICHE VERPFLICHTUNGEN IAS 19
Eigenkapital zum 1. 1. 2006 vor Erstanwendung der geänderten und neuen IFRS	**2252**	**9215**	**-87**	**864**	**—**
Erstanwendungseffekte aus geänderten und neuen IFRS	—	—	—	-806	-806
Eigenkapital zum 1. 1. 2006 nach Erstanwendung der geänderten und neuen IFRS	**2252**	**9215**	**-87**	**58**	**-806**
Zugang aus Kapitalerhöhung gegen Bareinlage	—	—	—	—	—
Transaktionskosten zur Kapitalerhöhung	—	—	—	—	—
Abgang aus Kapitalherabsetzungen	—	—	—	—	—
Erfolgsneutrale Bewertungsänderungen von Finanzinstrumenten	—	—	—	—	—
Erfolgswirksame Bewertungsänderungen von Finanzinstrumenten	—	—	—	—	—
Jahresüberschuss/-fehlbetrag	—	—	—	3798	—
Versicherungsmathematische Verluste bei leistungsorientierten Plänen	—	—	—	-8	-8
Bestandsveränderungen und Ergebnis eigener Eigenkapitalinstrumente	—	—	-1	—	—
Ausschüttungen	—	—	—	—	—
Veränderungen im Konsolidierungskreis	—	—	—	18	—
Veränderungen aus Währungseinfluss und sonstige Veränderungen	—	-329	85	195	—
Eigenkapital zum 31. 12. 2006	**2252**	**8886**	**-3**	**4061**	**-814**
darunter:					
Eigenkapital der aufgegebenen Geschäftsbereiche und zur Veräußerung gehaltene Vermögensgruppen	—	—	—	1912	-590
Eigenkapital zum 1. 1. 2007	**2252**	**8886**	**-3**	**4061**	**-814**
Zugang aus Kapitalerhöhung gegen Bareinlage	—	—	—	—	—
Zugang aus Kapitalerhöhung gegen Sacheinlage	155	905	—	—	—
Transaktionskosten zur Kapitalerhöhung	—	—	—	—	—
Abgang aus Kapitalherabsetzungen	—	—	—	—	—
Erfolgsneutrale Bewertungsänderungen von Finanzinstrumenten	—	—	—	—	—
Erfolgswirksame Bewertungsänderungen von Finanzinstrumenten	—	—	—	—	—
Jahresüberschuss/-fehlbetrag	—	—	—	1674	—
Versicherungsmathematische Verluste bei leistungsorientierten Plänen	—	—	—	33	33
Bestandsveränderungen und Ergebnis eigener Eigenkapitalinstrumente	—	—	1	—	—
Ausschüttungen	—	—	—	—	—
Einstellungen aus dem Jahresüberschuss	—	—	—	321	—
Veränderungen im Konsolidierungskreis	—	—	—	838	592
Veränderungen aus Währungseinfluss und sonstige Veränderungen	—	—	—	-14	—
Eigenkapital zum 31. 12. 2007	**2407**	**9791**	**-2**	**6913**	**-189**
darunter:					
Eigenkapital der aufgegebenen Geschäftsbereiche und zur Veräußerung gehaltene Vermögensgruppen	—	—	—	—	—

in Mio €

BEWERTUNGSÄNDERUNGEN VON FINANZINSTRUMENTEN		KONZERN-GEWINN	AUF DIE ANTEILS-EIGNER DER HVB AG ENTFALLENDES EIGENKAPITAL INSGESAMT	ANTEILE IN FREMDBESITZ	EIGENKAPITAL INSGESAMT
AfS-RÜCKLAGE	HEDGE-RÜCKLAGE				
871	**–142**	**191**	**13164**	**3219**	**16383**
—	—	—	–806	–166	–972
871	**–142**	**191**	**12358**	**3053**	**15411**
—	—	—	—	40	40
—	—	—	—	—	—
—	—	—	—	—	—
646	–368	—	278	51	329
–322	187	—	–135	–1	–136
—	—	622	4420	780	5200
—	—	—	–8	–5	–13
—	—	—	–1	—	–1
—	—	–191	–191	–191	–382
—	—	—	18	–320	–302
—	—	—	–49	–109	–158
1195	**–323**	**622**	**16690**	**3298**	**19988**
405	–136	—	2181	2446	4627
1195	**–323**	**622**	**16690**	**3298**	**19988**
—	—	—	—	—	—
—	—	—	1060	—	1060
—	—	—	—	—	—
—	—	—	—	—	—
–34	–617	—	–651	—	–651
–137	192	—	55	—	55
—	—	4074	5748	118	5866
—	—	—	33	—	33
—	—	—	1	—	1
—	—	–301	–301	–58	–359
—	—	–321	—	—	—
–405	136	—	569	–2460	–1891
—	—	—	–14	–90	–104
619	**–612**	**4074**	**23190**	**808**	**23998**
—	—	—	—	—	—

Kapitalflussrechnung

	2007	2006
		in Mio €
Ergebnis nach Steuern HVB Group neu[1]	2168	1743
Ergebnis nach Steuern aufgegebener Geschäftsbereiche[1]	3698	3457
Ergebnis nach Steuern inklusive aufgegebener Geschäftsbereiche[1]	**5866**	**5200**
Abschreibungen, Wertberichtigungen und Zuschreibungen auf Forderungen und Zuführungen		
zu Rückstellungen im Kreditgeschäft	626	1761
Abschreibungen abzüglich Zuschreibungen auf Anlagevermögen	484	1088
Veränderung anderer zahlungsunwirksamer Posten	486	– 4620
Gewinne aus der Veräußerung von Anlagevermögen	– 862	– 1094
Sonstige Anpassungen (i. W. gezahlte Ertragsteuern, erhaltene Zinsen abzüglich gezahlter Zinsen		
sowie Umschichtung der Gewinne aus aufgegebenen Geschäftsbereichen)	– 7932	– 4724
Zwischensumme	**– 1332**	**– 2389**
Veränderung von Vermögenswerten und Verbindlichkeiten der operativen Geschäftstätigkeit		
nach Korrektur um zahlungsunwirksame Vorgänge		
Zugänge Vermögenswerte/Abgänge Verbindlichkeiten (–)		
Abgänge Vermögenswerte/Zugänge Verbindlichkeiten (+)		
Handelsaktiva	– 797	– 18784
Forderungen an Kreditinstitute	– 3621	– 17812
Forderungen an Kunden	3148	8071
Andere Aktiva aus operativer Geschäftstätigkeit	3084	– 46
Verbindlichkeiten gegenüber Kreditinstituten	– 49	23754
Verbindlichkeiten gegenüber Kunden	14341	5054
Verbriefte Verbindlichkeiten	–7555	– 4115
Andere Passiva aus operativer Geschäftstätigkeit	– 6359	– 924
Gezahlte Ertragsteuern	– 183	– 319
Erhaltene Zinsen	17276	19466
Gezahlte Zinsen	– 14016	– 15283
Erhaltene Dividenden	702	326
Cashflow aus operativer Geschäftstätigkeit	**4639**	**– 3001**
darunter: aufgegebene Geschäftsbereiche	—	936

1 Inkl. Fremdanteile am Ergebnis.

[redacted]

[redacted]	in Mio €	
	2007	2006
Einzahlungen aus der Veräußerung von Finanzanlagen	660	13114
Einzahlungen aus der Veräußerung von Sachanlagen	89	65
Auszahlungen für den Erwerb von Finanzanlagen	– 8877	– 8625
Auszahlungen für den Erwerb von Sachanlagen	– 217	– 194
Effekte aus der Veränderung des Konsolidierungskreises (inkl. aufgegebener Geschäftsbereiche)	4263	229
Cashflow aus Investitionstätigkeit	**– 4082**	**4589**
darunter: aufgegebene Geschäftsbereiche	—	– 2489
Veränderungen der Kapitalrücklagen	—	—
Dividendenzahlungen	– 301	–559
Mittelveränderungen aus sonstiger Finanzierungstätigkeit (nachrangiges und hybrides Kapital)	– 9	–806
Mittelveränderungen aus sonstiger Finanzierungstätigkeit	– 204	131
Cashflow aus Finanzierungstätigkeit	**– 514**	**–1234**
darunter: aufgegebene Geschäftsbereiche	—	–332
Zahlungsmittelbestand zum Ende der Vorperiode HVB Group neu (2006 HVB Group gesamt)[1]	**508**	**2368**
Cashflow aus operativer Geschäftstätigkeit	**– 4639**	**–3001**
Cashflow aus Investitionstätigkeit	**– 4082**	**4589**
Cashflow aus Finanzierungstätigkeit	**– 514**	**–1234**
Effekte aus Wechselkursänderungen	—	–81
Abzüglich zur Veräußerung gehaltene Vermögensgruppe und aufgegebene Geschäftsbereiche	—	–2133
Zahlungsmittelbestand zum Ende der Periode (HVB Group neu)[1]	**551**	**508**

1 Der Zahlungsmittelbestand entspricht der in der Bilanz ausgewiesenen Barreserve. Die anderen Guthaben bei Zentralnotenbanken werden in dem Posten Forderungen an Kreditinstitute ausgewiesen und gehören damit nicht mehr zum Zahlungsmittelbestand.

Erläuterungen (Notes) zum Konzernabschluss

Konzernabschluss nach IFRS

Als weltweit tätiges Unternehmen bilanzieren wir nach den Anforderungen des International Accounting Standards Board (IASB).

Unseren Aktionären und allen anderen Interessierten steht damit eine verlässliche und international vergleichbare Grundlage für die Bewertung der HVB Group und ihrer Ertragslage zur Verfügung. Unsere wertorientierte Unternehmenssteuerung baut ebenfalls auf dieser Rechnungslegung auf.

Den Konzernabschluss haben wir nach den International Financial Reporting Standards (IFRS) gemäß EG-Verordnung Nr. 1606/2002 des Europäischen Parlaments und des Rates vom 19. Juli 2002 im Rahmen des EU-Endorsements in Verbindung mit §315a HGB erstellt. Die IFRS umfassen neben den als IFRS bezeichneten Standards auch die International Accounting Standards (IAS), die Interpretationen des International Financial Reporting Interpretations Committee (IFRIC) bzw. des ehemaligen Standing Interpretations Committee (SIC). §315a HGB enthält die neben den IFRS weiterhin anzuwendenden nationalen Vorschriften für kapitalmarktorientierte Unternehmen.

Die nach §161 AktG vorgeschriebenen Erklärungen zum Corporate-Governance-Kodex haben wir auf unserer Internetseite www.hvb.com/entsprechenserklaerung veröffentlicht. Unsere börsennotierte Tochter DAB Bank AG hat die entsprechenden Erklärungen auf ihrer Internetseite eingestellt.

Der Konzernlagebericht erfüllt neben den Anforderungen des §315 Abs. 1 und 2 HGB auch die, die an den Financial Review nach IAS 1 gestellt werden. Er enthält auch den Risk Report nach §315 HGB.

Die nachfolgend aufgeführten Gesellschaften sind gemäß §264b sowie §264 Abs. 3 HGB von der Verpflichtung befreit, einen eigenen Lagebericht aufzustellen und den Jahresabschluss offen zu legen:
- HVZ GmbH & Co. Objekt KG, München,
- Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Verwaltungszentrum, München,
- Hypo-Bank Verwaltungszentrum GmbH & Co. KG Objekt Arabellastraße, München,
- Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG, München,
- A&T-Projektentwicklungs GmbH & Co. Potsdamer Platz Berlin KG, München,
- Acis Immobilien- und Projektentwicklungs GmbH & Co. Stuttgart Kronprinzstraße KG, München,
- Acis Immobilien- und Projektentwicklungs GmbH & Co. Oberbaum City KG, München,
- Acis Immobilien- und Projektentwicklungs GmbH & Co. Parkkolonnaden KG, München,
- Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Alpha Management KG, München,
- Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Beta Management KG, München,
- Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Gamma Management KG, München,
- HVB Gesellschaft für Gebäude mbH & Co. KG, München,
- KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße I KG, München,
- Omnia Grundstücks-GmbH & Co. Objekt Ostragehege KG, München,
- Othmarschen Park Hamburg GmbH & Co. Centerpark KG, München,
- Othmarschen Park Hamburg GmbH & Co. Gewerbepark KG, München,
- SOLARIS Verwaltungsgesellschaft mbH & Co. Vermietungs KG, München,
- Solos Immobilien- und Projektentwicklungs GmbH & Co. Sirius Beteiligungs KG, München,
- TERRENO Grundstücksverwaltung GmbH & Co. Entwicklungs- und Finanzierungsvermittlungs KG, München,
- Bayerische Wohnungsgesellschaft für Handel und Industrie mbH, München.

Bilanzierungs- und Bewertungsmethoden

1 Konzerneinheitliche Bilanzierung

Die Einzelabschlüsse der einbezogenen in- und ausländischen Unternehmen gehen unter Anwendung einheitlicher Bilanzierungs- und Bewertungsgrundsätze in den Konzernabschluss der HVB AG ein. Die Ausübung von Wahlrechten wird im Einzelnen bei den jeweiligen Bilanzposten erläutert.

2 Stetigkeit

Die Ansatz-, Bewertungs- und Ausweismethoden wenden wir dem Rahmenkonzept der IFRS sowie den IAS 1 und IAS 8 folgend stetig an. Sollten Ansatz- und Bewertungsfehler aus früheren Perioden zu korrigieren sein, verrechnen wir die Auswirkungen grundsätzlich mit den Gewinnrücklagen. Sofern es geboten ist, die Ansatz- und Bewertungsmethoden zu ändern, erfassen wir die daraus resultierenden Auswirkungen ebenfalls retrospektiv. Im Jahr 2007 haben wir mit Ausnahme der Anwendung geänderter und neuer IFRS dieselben Ansatz-, Bewertungs- und Ausweismethoden wie im Konzernabschluss 2006 angewandt.

Änderungen von Schätzungen werden ergebniswirksam in der Periode, auf die sich die Änderung des Schätzverfahrens auswirkt, erfasst bzw. – falls die Änderung des Schätzverfahrens sich nicht auf die Gewinn- und Verlustrechnung auswirkt – wird der Buchwert des betroffenen Vermögenswertes, der Verbindlichkeit oder der Eigenkapitalposition angepasst.

Nachfolgend sind die ab 1. Januar 2007 erstmals anzuwendenden Änderungen der Standards dargestellt, die unsere Bank grundsätzlich betreffen:

Durch den ab 1. Januar 2007 verpflichtend anzuwendenden IFRS 7 »Angaben zu Finanzinstrumenten« wird der Ausweis von Finanzinstrumenten geändert. IFRS 7 ersetzt IAS 30 vollständig und IAS 32 teilweise.

Die im IFRS 7.6 geforderten Klassen werden wie folgt definiert:

- Barreserve,
- Handelsaktiva und -passiva,
- aFVtPL-Finanzinstrumente,
- AfS-Finanzinstrumente (bewertet at cost),
- AfS-Finanzinstrumente (bewertet at Fair Value),
- HtM-Finanzinstrumente,
- Forderungen an Kreditinstitute (Kategorie Loans and Receivables),
- Forderungen an Kunden (Kategorie Loans and Receivables),
- Hedging-Derivate,
- Sonstige Verbindlichkeiten (Verbindlichkeiten gegenüber Kunden, Verbindlichkeiten gegenüber Kreditinstituten, Verbriefte Verbindlichkeiten),
- Verbindlichkeiten aus ausstehenden Fondsanteilen,
- Finanzgarantien und unwiderrufliche Kreditzusagen.

Dabei sind unter anderem die Bilanzangaben und Erfolgsbeiträge der Finanzinstrumente nach den IAS 39-Bewertungskategorien getrennt darzustellen. Im vorliegenden Konzernabschluss haben wir diese Änderungen in den erläuternden Notesangaben zur Bilanz und Gewinn- und Verlustrechnung vorgenommen. Die Angaben nach IFRS 7 zu Risiken im Zusammenhang mit Finanzinstrumenten werden weitgehend im Risk Report des Lageberichts dargestellt. Da der Risk Report auf dem internen Risikomanagement basiert, erfolgen quantitative Angaben zu den Risikoarten auf Basis von Exposurewerten, die von den Bilanzbuchwerten abweichen können. Die maximale Kreditexposition gemäß IFRS 7.36 A entspricht dem Buchwert der risikobehafteten Finanzinstrumente bzw. im Fall von Finanzgarantien und Kreditzusagen der in der Note 83 angegebene Nominalbetrag der Garantie/Betrag der noch nicht in Anspruch genommenen Kreditzusage.

Im Amendment zu IAS 1 »Angaben zum Kapital« werden ab 1. Januar 2007 erweiterte Angaben zum Kapital eines Unternehmens verlangt. Die Angaben bezüglich der Ziele und Grundsätze des Managements des Kapitals werden im Risk Report erläutert.

Aus den im Geschäftsjahr 2007 erstmals anzuwendenden Interpretationen IFRIC 7, 8, 9 und 10 ergeben sich keine wesentlichen Auswirkungen auf die Bilanzierung und Bewertung.

Seit 2007 wendet die HVB erstmals den nach IFRS zulässigen Fair-Value-Hedge von Zinsrisiken auf Portfolioebene für ein begrenztes Portfolio von Verbindlichkeiten an.

Ferner haben wir die im Rahmen der Integration der HypoVereinsbank in die UniCredit Gruppe im letzten Jahr begonnene Vereinheitlichung der externen Finanzberichterstattung (Änderung des Gewinn- und

Bilanzierungs- und Bewertungsmethoden (FORTSETZUNG)

Verlustrechnungs-Schemas) im Berichtsjahr mit der Anpassung der Bilanz- und Notesstruktur an die Kapitalmarktkommunikation der UniCredit abgeschlossen. Damit sind auch die bereits genannten Anforderungen des IFRS 7 umgesetzt worden. Darüber hinaus weisen wir Investment Properties nunmehr als separaten Bilanzposten (bisher als Unterposten in den Finanzanlagen enthalten) aus. Die jeweiligen Vorjahreswerte haben wir entsprechend angepasst.

Die wesentlichen Unterschiede zwischen dem neuen Bilanzausweis und der bisherigen Gliederung der HVB sind nachfolgend dargestellt:
- Die Barreserve enthält nur noch den Kassenbestand und täglich fällige Guthaben bei Zentralnotenbanken. Andere Guthaben bei Zentralnotenbanken werden unter den Forderungen an Kreditinstitute ausgewiesen.
- Die Forderungen an Kreditinstitute und Kunden wurden um die jeweils darauf gebildeten Wertberichtigungsbestände gekürzt (Nettoausweis).
- Der bisherige Bilanzposten Finanzanlagen wurde neben kleineren anderen Umschichtungen im Wesentlichen analog der Bestandskategorien des IFRS aufgeteilt in die Bilanzposten
  - aFVtPL-Finanzinstrumente,
  - AfS-Finanzinstrumente (zur Veräußerung verfügbare finanzielle Vermögenswerte),
  - Anteile an assoziierten Unternehmen, Joint Ventures und nicht konsolidierten Tochterunternehmen,
  - HtM-Finanzinstrumente (bis zur Endfälligkeit gehaltene Finanzinstrumente) und
- Hedging-Derivate, die bislang bei der HVB unter sonstige Aktiva/Passiva ausgewiesen wurden, stellen wir in separaten Bilanzposten dar.
- Das in der HVB-Gliederung bisher separat ausgewiesene Nachrangkapital wurde nunmehr den jeweiligen Bilanzposten Verbriefte Verbindlichkeiten bzw. Verbindlichkeiten gegenüber Kreditinstituten oder Kunden zugeordnet.
- Die bisher im Bilanzposten Finanzanlagen enthaltenen Investment Properties weisen wir nunmehr separat in der Bilanz aus.

Die nachfolgende Darstellung zeigt eine Gegenüberstellung der neuen Bilanzstruktur mit der bisherigen Bilanzstruktur.

Neue Bilanzstruktur:

	in Mio €
AKTIVA	**31. 12. 2006**
Barreserve	508
Handelsaktiva	107 628
aFVtPL-Finanzinstrumente	11 728
AfS-Finanzinstrumente	6 504
Anteile an assoziierten Unternehmen, Joint Ventures	
und nicht konsolidierten Tochterunternehmen	688
HtM-Finanzinstrumente	471
Forderungen an Kreditinstitute	43 847
Forderungen an Kunden	164 031
Hedging-Derivate	842
Sachanlagen	1 520
Investment Properties	473
Immaterielle Vermögenswerte	808
darunter: Goodwill	422
Ertragsteueransprüche	2 745
Vermögenswerte aufgegebener Geschäftsbereiche	
und zur Veräußerung gehaltene langfristige	
Vermögenswerte oder Veräußerungsgruppen	164 451
Sonstige Aktiva	1 789
Summe der Aktiva	**508 033**

Bisherige Bilanzstruktur:

	in Mio €
AKTIVA	**31. 12. 2006**
Barreserve	3 211
Handelsaktiva	107 211
Forderungen an Kreditinstitute	41 264
Forderungen an Kunden	169 998
Wertberichtigungen auf Forderungen	– 6 068
Finanzanlagen	19 845
Sachanlagen	1 547
Immaterielle Vermögenswerte	808
Ertragsteueransprüche	2 745
Sonstige Aktiva	3 021
Vermögenswerte aufgegebener Geschäftsbereiche	
und zur Veräußerung gehaltene langfristige	
Vermögenswerte oder Veräußerungsgruppen	164 451
Summe der Aktiva	**508 033**

Neue Bilanzstruktur:

	in Mio €
PASSIVA	**31. 12. 2006**
Verbindlichkeiten gegenüber Kreditinstituten	86571
Verbindlichkeiten gegenüber Kunden	92751
Verbriefte Verbindlichkeiten	87568
Handelspassiva	60768
Hedging-Derivate	764
Hedgeanpassungsbetrag von Verbindlichkeiten	
im Portfolio Fair-Value-Hedge	—
Ertragsteuerverpflichtungen	1378
Verbindlichkeiten aufgegebener Geschäftsbereiche	
und Verbindlichkeiten von zur Veräußerung	
gehaltenen Veräußerungsgruppen	152920
Sonstige Passiva	3642
Rückstellungen	1683
Eigenkapital	19988
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital	16690
Gezeichnetes Kapital	2252
Kapitalrücklage	8886
Eigene Aktien	–3
Andere Rücklagen	4061
Bewertungsänderungen von Finanzinstrumenten	872
AfS-Rücklage	1195
Hedge-Rücklage	–323
Konzerngewinn 2006	622
Anteile in Fremdbesitz	3298
Summe der Passiva	**508033**

Bisherige Bilanzstruktur:

	in Mio €
PASSIVA	**31. 12. 2006**
Verbindlichkeiten gegenüber Kreditinstituten	85672
Verbindlichkeiten gegenüber Kunden	92136
Verbriefte Verbindlichkeiten	76938
Handelspassiva	59962
Rückstellungen	1683
Ertragsteuerverpflichtungen	1378
Sonstige Passiva	5214
Nachrangkapital	12142
Verbindlichkeiten aufgegebener Geschäftsbereiche	
und Verbindlichkeiten von zur Veräußerung	
gehaltenen Veräußerungsgruppen	152920
Eigenkapital	19988
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital	16690
Gezeichnetes Kapital	2252
Kapitalrücklage	8883
Andere Rücklagen	4061
Bewertungsänderungen von Finanzinstrumenten	872
AfS-Rücklage	1195
Hedge-Rücklage	–323
Konzerngewinn 2006	622
Anteile in Fremdbesitz	3298
Summe der Passiva	**508033**

Wie bereits erwähnt, wurden neben Erweiterungen in den Notes aus der Umsetzung der Anforderungen des IFRS 7 insbesondere auch Veränderungen in der Notesstruktur bzw. in den Notesinhalten in Anlehnung an die Kapitalmarktkommunikation der UniCredit vorgenommen. In diesem Zusammenhang weisen wir darauf hin, dass sich trotz gegenüber dem Vorjahr unveränderten Bezeichnungen einzelner Notesangaben, Veränderungen der Inhalte ergeben können. Die Vorjahreszahlen haben wir entsprechend angepasst.

Bilanzierungs- und Bewertungsmethoden

3 Herausgegebene, noch nicht verpflichtend anzuwendende IFRS, die nicht vorgezogen angewendet wurden

Die folgenden vom IASB neu herausgegebenen oder überarbeiteten Standards und Interpretationen, die erst nach Ende des Geschäftsjahrs 2007 verpflichtend anzuwenden sind, wurden nicht vorzeitig angewendet.

Der neue Standard IFRS 8 »Operative Segmente«, der die bisherige Regelung zur Segmentberichterstattung (IAS 14) ersetzt, ist erst ab 1. Januar 2009 verpflichtend anzuwenden.

Auch die bis Ende 2007 neu herausgegebenen Standardänderungen (zu IAS 1 und IAS 23) und IFRIC-Interpretationen (IFRIC 11 bis IFRIC 14) sind erst ab den Geschäftsjahren 2008 bzw. 2009 verpflichtend anzuwenden.

4 Konsolidierungskreis

Der Konsolidierungskreis der HVB Group schließt 95 Unternehmen ein (2006: 488, davon 396 Gesellschaften in den aufgegebenen Geschäftsbereichen und 92 Gesellschaften in den fortgeführten Geschäftsbereichen). Im Konsolidierungskreis sind auch Gesellschaften und Sondervermögen enthalten, die gemäß SIC 12 als Zweckgesellschaften (Special Purpose Entities) konsolidierungspflichtig sind.

Den Kreis der vollkonsolidierten Tochtergesellschaften haben wir nach Wesentlichkeitskriterien festgelegt. Alle vollkonsolidierten Tochtergesellschaften haben ihren Jahresabschluss zum 31. Dezember 2007 aufgestellt. Quotal konsolidierte Unternehmen sind im Konsolidierungskreis nicht enthalten. Ein Unternehmen wird nach der at-Equity-Methode bewertet (2006: 28, davon 27 Unternehmen in den aufgegebenen Geschäftsbereichen).

In den Konsolidierungskreis der HVB Group wurden 2007 unter anderem folgende Gesellschaften und Sondervermögen neu aufgenommen:
- PlanetHome AG, München,
- PlanetHome GmbH, Mannheim,
- Enderlein & Co. GmbH, Bielefeld,
- Wealth Management Capital Holding GmbH, München,
- HVB Alternative Advisors LLC, New York,
- HVB Asset Management Holding GmbH, München,
- Euro ImmoProfil, München (hierbei handelt es sich um ein Immobilien-Sondervermögen gemäß § 66 ff. Investmentgesetz),
- Bavaria Universal Funding Corporation (BUFCO), Delaware,
- Black Forest Funding Corporation, Delaware,
- Arabella Funding Ltd., St. Helier,
- Salome Funding Plc., Dublin.

Aus dem Konsolidierungskreis der HVB Group sind 2007 unter anderem folgende Unternehmen ausgeschieden:
- Indexchange Investment AG (Indexchange), München,
- Norddeutsche Investment-Gesellschaft mbH (Nordinvest), Hamburg,
- HVB Payments & Services GmbH (PAS), München,
- Financial Markets Service Bank GmbH (FMS Bank), München.

Die Indexchange wurde am 8. Februar 2007 an die Barclays Bank PLC zu einem Preis von rund 240 Mio € verkauft. Die Nordinvest wurde am 31. Januar 2007 im Rahmen der Bündelung der Asset Management-Aktivitäten in der UniCredit Gruppe an die Pioneer Global Asset Management S.p.A. veräußert. Die PAS wurde mit Wirkung zum 1. Januar 2007 an die Deutsche Postbank AG und die FMS Bank mit Wirkung zum 31. Dezember 2007 an den französischen Finanzdienstleister CACEIS verkauft.

Beim Vergleich der Ergebnisse 2007 mit denen des Vorjahres wirken sich auch jene Gesellschaften aus, die im Geschäftsjahr 2006 entkonsolidiert wurden. Im Wesentlichen sind dies die Activest Investmentgesellschaft mbH, die Activest Investmentgesellschaft Luxembourg S.A. und die Westfalenbank Bochum. Die Activest Gesellschaften wurden im dritten Quartal 2006 an die Pioneer Global Asset Management S.p.A. verkauft und mit Wirkung vom 1. Juli 2006 entkonsolidiert. Am 26. Oktober 2006 wurde der Verkauf der Westfalenbank AG an Crown Northcorp Inc. abgeschlossen; die Entkonsolidierung erfolgte ebenfalls mit Wirkung zum 1. Juli 2006.

Von den Gesellschaften, die per 31. Dezember 2006 als aufgegebener Geschäftsbereich definiert waren, wurden folgende Gesellschaften mit Wirkung zum 1. Januar 2007 entkonsolidiert:
- Bank Austria Creditanstalt AG inklusive aller, im Teilkonzern BA-CA einbezogenen Unternehmen,
- AS UniCredit Bank, Riga;
- Closed Joint Stock Company International Moscow Bank (IMB), (umfirmiert in ZAO UniCredit Bank seit Dezember 2007; im Folgenden weiterhin als IMB bezeichnet), Moskau,
- Joint Stock Commercial Bank Ukraine (HVB Bank Ukraine), Kiew.

Die HVB AG-Filialen Tallinn, Estland und Vilnius, Litauen, wurden im dritten Quartal 2007 an die AS UniCredit Bank, Riga, verkauft (Econonic Completion Date 1. März 2007).

Im Kreis der at-Equity bewerteten Unternehmen verbleibt durch die Entkonsolidierung der als aufgegebene Geschäftsbereiche definierten Gesellschaften in der HVB Group als einzige Gesellschaft die Ramius HVB Partners LLC, Delaware.

Insgesamt haben wir in der HVB Group 368 verbundene, assoziierte und Gemeinschaftsunternehmen wegen untergeordneter Bedeutung für den Konzern weder vollkonsolidiert noch at-Equity bewertet.

Die bilanziellen Auswirkungen der vertraglichen Beziehungen der Konzerngesellschaften zu diesen nicht einbezogenen Unternehmen sind im Konzernabschluss enthalten. Die zusammengefassten Jahresergebnisse der wegen untergeordneter Bedeutung nicht konsolidierten verbundenen Unternehmen betragen circa 2,4% an der absoluten Höhe des Jahresüberschusses der HVB Group, ihr Anteil an der Bilanz des Konzerns liegt bei circa 0,9%. Unsere Anteile an diesen Unternehmen sind als AfS-Finanzinstrumente bilanziert.

	2007 HVB GROUP[1]	2006 HVB GROUP[2]
Tochterunternehmen der HVB Group insgesamt	**445**	**1019**
Konsolidierte Unternehmen	95	488
Nicht konsolidierte Unternehmen	350	531
Gemeinschaftsunternehmen	**9**	**13**
darunter:		
at-Equity bewertete Unternehmen	—	—
Assoziierte Unternehmen	**10**	**68**
darunter:		
at-Equity bewertete Unternehmen	1	28

1 Geschäftsbereiche nach Abgang der aufgegebenen Geschäftsbereiche.
2 Fortgeführte und aufgegebene Geschäftsbereiche.

Mit Wirkung vom 1. April 2007 wurde das Investment Banking Geschäft der UniCredit Banca Mobiliare S.p.A. (UBM), Mailand, gegen Ausgabe neuer Stammaktien auf die HVB AG übertragen. Im Vergleich mit den Ergebnissen von 2006 und im Vergleich mit der Bilanz zum 31. Dezember 2006 wirkt sich diese Transaktion wirtschaftlich wie eine Erstkonsolidierung aus.

Die HVB hat von der Regelung des §313 Abs. 4 HGB Gebrauch gemacht. In unserer gesonderten Aufstellung unseres Anteilsbesitzes gemäß §313 Abs. 2 HGB sind die verbundenen, Gemeinschafts- und assoziierten Unternehmen danach gegliedert, ob sie in den Konzernabschluss einbezogen sind oder nicht. Ferner enthält sie den sonstigen Anteilsbesitz. Die Aufstellung unseres Anteilsbesitzes wird als Bestandteil dieses Abschlusses über den Betreiber des elektronischen Bundesanzeigers gemäß §325 Abs. 2 HGB veröffentlicht und ist über die Internetseite des Unternehmensregisters laut §8b Abs. 2 HGB zugänglich. Außerdem kann sie unter unserer Internetadresse www.hvb.com/geschaeftsbericht abgerufen werden.

5 Konsolidierungsgrundsätze

Bei der Kapitalkonsolidierung verrechnen wir die Anschaffungskosten eines verbundenen Unternehmens mit dem Konzernanteil am vollständig neu berechneten Eigenkapital zum Zeitpunkt des Erwerbs. Dieses Eigenkapital stellt den Unterschied zwischen den Vermögenswerten und Schulden des erworbenen Unternehmens dar, bewertet mit ihren beizulegenden Zeitwerten zum Erstkonsolidierungszeitpunkt. Den Unterschiedsbetrag zwischen den höheren Anschaffungskosten und dem anteiligen neuberechneten Eigenkapital weisen wir als Geschäfts- oder Firmenwert in der Bilanz unter den immateriellen Vermögenswerten aus. Ein Geschäfts- oder Firmenwert aus at-Equity bewerteten Unternehmen ist unter Anteile an assoziierten Unternehmen, Joint Ventures und nicht konsolidierten Tochterunternehmen

Bilanzierungs- und Bewertungsmethoden (Fortsetzung)

auszuweisen. Der Geschäfts- oder Firmenwert wird gemäß IAS 36 nicht mehr planmäßig abgeschrieben. Die Geschäfts- oder Firmenwerte ordnen wir stattdessen den zahlungsmittelgenerierenden Einheiten (CGU) zu, die aus den Synergien des Zusammenschlusses Nutzen ziehen sollen. Diese CGU stellen bei uns die Divisionen bzw. Subdivisionen dar. Sofern sich die Geschäftstätigkeit eines Unternehmens auf mehrere Segmente erstreckt, werden die Geschäfts- oder Firmenwerte nach den erwarteten Ergebnisbeiträgen zum Erwerbszeitpunkt verteilt. Auf CGU-Ebene prüfen wir den Geschäfts- oder Firmenwert mindestens einmal jährlich auf Werthaltigkeit. Dazu vergleichen wir den Buchwert der CGU mit dem erzielbaren Betrag als Maximum aus Nutzungswert und dem beizulegenden Zeitwert abzüglich Veräußerungskosten. Da für die CGU, denen Geschäfts- oder Firmenwerte zugeordnet werden, der Nutzungswert den Buchwert deutlich übersteigt, haben wir die Nutzungswerte als erzielbare Beträge herangezogen. Bei der Ermittlung der Nutzungswerte haben wir die Planung auf Divisionsebene herangezogen und zur Diskontierung unseren konzerneinheitlichen Kapitalkostensatz von 8,4% verwendet. Für die ewige Rente haben wir keinen Wachstumsfaktor angenommen.

Zweckgesellschaften (Special Purpose Entities) sind gemäß SIC 12 konsolidierungspflichtig, sofern uns einer wirtschaftlichen Betrachtungsweise folgend die Mehrheit der Chancen und Risiken aus der Geschäftstätigkeit dieser Zweckgesellschaften zuzurechnen ist oder wir bei wirtschaftlicher Betrachtung eine faktische Beherrschung ausüben. Auf einen Anteil am Eigenkapital der Zweckgesellschaften kommt es dabei nicht an.

Im Rahmen der Erstkonsolidierung nach SIC 12 werden die Vermögenswerte und Schulden der Zweckgesellschaft bewertet mit ihren beizulegenden Zeitwerten zum Stichtag einbezogen. Im Folgenden werden dann die konzerneinheitlichen Bilanzierungs- und Bewertungsmethoden angewandt. Ab dem Stichtag der Erstkonsolidierung werden Aufwendungen und Erträge der jeweiligen Zweckgesellschaft in die Konzern Gewinn- und Verlustrechnung aufgenommen. Somit wirkt sich eine Konsolidierung von Zweckgesellschaften nach SIC 12 wie eine Vollkonsolidierung aus. Eigenkapitalanteile, die von Konzernfremden an einer von uns nach SIC 12 konsolidierten Zweckgesellschaft gehalten werden, werden unter Anteilen in Fremdbesitz ausgewiesen.

Für die nach der Equity-Methode einbezogenen assoziierten und Gemeinschaftsunternehmen wenden wir die gleichen Konsolidierungsgrundsätze an.

Geschäftsbeziehungen innerhalb des Konsolidierungskreises werden aufgerechnet. Zwischenergebnisse aus konzerninternen Geschäften werden eliminiert.

6 Finanzinstrumente

Ein Finanzinstrument ist ein Vertrag, der gleichzeitig bei einem Unternehmen zur Entstehung eines finanziellen Vermögenswerts und bei dem anderen zur Entstehung einer finanziellen Verbindlichkeit oder eines Eigenkapitalinstruments führt. Gemäß IAS 39 sind alle Finanzinstrumente bilanziell zu erfassen, in die vorgegebenen Bestandskategorien zu klassifizieren und in Abhängigkeit von dieser Klassifizierung zu bewerten:

Erfolgswirksam zum beizulegenden Zeitwert bewertete finanzielle Vermögenswerte und Verbindlichkeiten

Die Kategorie erfolgswirksam zum beizulegenden Zeitwert bewertete finanzielle Vermögenswerte und Verbindlichkeiten untergliedert sich in zwei Kategorien:

- Zu Handelszwecken gehaltene finanzielle Vermögenswerte und Verbindlichkeiten (Held for Trading).

  Bei den zum Zeitpunkt der Ersterfassung als zu Handelszwecken gehalten klassifizierten Vermögenswerte und Verbindlichkeiten (Held for Trading) handelt es sich um Finanzinstrumente, die zum Zwecke der kurzfristigen Gewinnerzielung aus Marktpreisänderungen oder der Realisierung einer Handelsspanne eingegangen wurden. Im Handelsbestand werden auch alle Derivate erfasst, mit Ausnahme von Hedging-Derivaten, die für das Hedge Accounting qualifizieren. Der Ausweis erfolgt in den Posten Handelsaktiva und Handelspassiva.

- Alle Finanzinstrumente, die beim erstmaligen Ansatz als erfolgswirksam zum beizulegenden Zeitwert zu bewertende Finanzinstrumente designiert werden (Fair-Value-Option).

  Die aFVtPL-Finanzinstrumente (Fair-Value-Option) wenden wir nur für bestimmte finanzielle Vermögenswerte an, die beim erstmaligen Ansatz als »erfolgswirksam zum Fair Value bewertet« designiert wurden. Dabei haben wir uns auf die Designationsmöglichkeit des »Accounting Mismatch« beschränkt, mit der bei ökonomischen Sicherungsbeziehungen, für die das Hedge Accouting nicht angewandt wird, Ansatz- oder Bewertungsinkongruenzen vermieden oder erheblich reduziert werden.

Sowohl Held for Trading-Bestände als auch Finanzinstrumente der Fair-Value-Option werden zum beizulegenden Zeitwert (Fair Value) bewertet; die Wertschwankungen werden erfolgswirksam in der Gewinn- und Verlustrechnung erfasst.

Kredite und Forderungen (Loans and Receivables)

- Unter die Kategorie Kredite und Forderungen (Loans and Receivables) fallen selbstbegebene und erworbene nicht-derivative finanzielle Vermögenswerte mit festen oder bestimmbaren Zahlungen, die nicht in einem aktiven Markt notiert sind, es sei denn, sie werden erfolgswirksam zum beizulegenden Zeitwert bewertet oder als Available for Sale (AfS) klassifiziert. Leverage-Buy-Out-Finanzierungen die wir langfristig halten sowie Leverage-Buy-Out-Finanzierungen mit Weiterplatzierungsabsicht klassifizieren wir als Kredite und Forderungen, da keine kurzfristige Handelsabsicht vorliegt. Kredite und Forderungen werden zu fortgeführten Anschaffungskosten bewertet und in den Posten Forderungen an Kreditinstitute und Forderungen an Kunden aktiviert. Agien und Disagien werden über die Laufzeit verteilt erfolgswirksam im Zinsergebnis vereinnahmt.

HtM-Finanzinstrumente

- Bis zur Endfälligkeit zu haltende Finanzinvestitionen (Held to Maturity = HtM) sind nichtderivative finanzielle Vermögenswerte mit festen oder bestimmbaren Zahlungen und fester Laufzeit, bei denen die Absicht und die Fähigkeit zum Halten bis zur Endfälligkeit besteht, es sei denn, sie werden in die Kategorie aFVtPL bzw. AfS klassifiziert. HtM-Finanzinstrumente werden zu fortgeführten Anschaffungskosten bewertet, Agio- und Disagiobeträge werden über die Laufzeit verteilt erfolgswirksam im Zinsergebnis vereinnahmt.

AfS-Finanzinstrumente

- Alle übrigen nichtderivativen finanziellen Vermögenswerte fallen unter die Kategorie der zur Veräußerung verfügbaren Wertpapiere und Forderungen (Available for Sale = AfS). Innerhalb dieser Kategorie wird zwischen einer Bewertung zum beizulegenden Zeitwert und einer Bewertung zu fortgeführten Anschaffungskosten unterschieden:

  - Fremdkapitalinstrumente sowie Eigenkapitalinstrumente, deren beizulegender Zeitwert verlässlich ermittelt werden kann, werden zum beizulegenden Zeitwert bewertet. Der Unterschiedsbetrag zwischen dem beizulegenden Zeitwert und (fortgeführten) Anschaffungskosten wird solange erfolgsneutral in einer gesonderten Position des Eigenkapitals ausgewiesen (AfS-Rücklage), bis der Vermögenswert veräußert wird oder eine erfolgswirksame Wertminderung zu verzeichnen ist. Für Fremdkapitalinstrumente werden Agien und Disagien über die Laufzeit verteilt erfolgswirksam im Zinsergebnis vereinnahmt.

  - Eigenkapitalinstrumente, für welche kein auf einem aktiven Markt notierter Preis existiert und deren beizulegender Zeitwert nicht zuverlässig ermittelt werden kann, werden zu ihren Anschaffungskosten bewertet. Dies betrifft unter anderem nicht börsennotierte Unternehmensanteile, die wir zu Anschaffungskosten bewerten. Da für diese Eigenkapitalinstrumente kein beizulegender Zeitwert zuverlässig ermittelt werden kann, entfällt ein Ausweis in der AfS-Rücklage (Differenz zwischen beizulegendem Zeitwert und Anschaffungskosten).

  Die Vorschriften des IAS 39 bezüglich Umwidmungen wurden beachtet. Käufe und Verkäufe von finanziellen Vermögenswerten werden grundsätzlich zum Handelstag bilanziert.

Ermittlung des Fair Values

- Für Finanzinstrumente, die zum Fair Value zu bewerten sind, können wir den Fair Value grundsätzlich verlässlich ermitteln. Der Fair Value ist definiert als der Preis, zu dem ein Vermögenswert oder eine Verbindlichkeit im Rahmen einer Transaktion zwischen sachverständigen und vertragswilligen Geschäftspartnern (ausgenommen im Rahmen eines Zwangsverkaufs oder einer Notabwicklung) zum Bilanzstichtag ausgetauscht werden könnte.

Bilanzierungs- und Bewertungsmethoden (FORTSETZUNG)

Die Ermittlung des Fair Values erfolgt nach folgender Hierarchie:
Notierte Preise auf einem aktiven Markt (Level I)
- Preis am Abschlussstichtag;
- Preis kurz vor dem Abschlussstichtag, der anzupassen ist, soweit sich die wirtschaftlichen Rahmendaten seit dem Tag der Preisbestimmung wesentlich verändert haben;

Falls kein aktiver Markt vorliegt, Ableitung des Fair Values auf Basis von Marktanbietern (Level II)
- Verwendung der jüngsten marktgerechten Geschäftsvorfälle für ein identisches Finanzinstrument;
- Vergleich mit dem aktuellen Fair Value eines anderen im Wesentlichen identischen Finanzinstruments;

Falls keine Ableitung möglich ist, erfolgt die Berechnung auf Basis eigener Modelle (Level III)
- Anwendung von Bewertungsmodellen (zum Beispiel Diskontierung erwarteter Cashflows, Optionspreismodelle oder sonstige von Marktteilnehmern für die Bewertung dieses Finanzinstruments üblicherweise verwendete Bewertungsmodelle) unter weitestgehender Heranziehung marktüblicher Bewertungsparameter.

Bei den Verbindlichkeiten der Handelspassiva wurde in die zugrunde liegenden Bewertungsparameter auch der Own Credit Spread einbezogen. Auf die so ermittelten Fair Values werden angemessene Korrekturen vorgenommen, um weiteren Einflussgrößen auf den Fair Value (wie zum Beispiel die Liquidität des Finanzinstruments oder Modellrisiken bei der Fair-Value-Ermittlung mittels eines Bewertungsmodells) Rechnung zu tragen.

Finanzgarantien
- Eine Finanzgarantie ist gemäß IAS 39 ein Vertrag, bei dem der Garantiegeber zur Leistung bestimmter Zahlungen verpflichtet ist, die den Garantienehmer für einen Verlust entschädigen, der ihm entsteht, weil ein bestimmter Schuldner seinen Zahlungsverpflichtungen gemäß den ursprünglichen oder geänderten Bedingungen eines Schuldinstruments nicht fristgerecht nachkommt.

  Insgesamt betrachtet ist der Fair Value einer Finanzgarantie bei Vertragsabschluss null, denn der Wert der vereinnahmten Prämie wird bei marktgerechten Verträgen regelmäßig dem Wert der Garantieverpflichtung entsprechen. Die Garantieprämie wird zeitanteilig vereinnahmt. Im Rahmen der Folgebewertung wird geprüft, ob eine Risikovorsorge erforderlich ist.

  Kreditderivate, insbesondere standardisierte Credit Default Swaps (CDS), werden nicht als Finanzgarantien behandelt, sondern werden als Derivate des Handelsbestands erfolgswirksam zum Fair Value bewertet.

Eingebettete Derivate
- Trennungspflichtige eingebettete derivative Finanzinstrumente innerhalb eines strukturierten Produkts werden – außerhalb der Kategorien Held for Trading und designiert als aFVtPL – vom Basiskontrakt getrennt und als eigenständiges derivatives Finanzinstrument erfasst. Der Basiskontrakt wird anschließend in Abhängigkeit von der getroffenen Kategorisierung bilanziert. Die Wertänderung aus den abgetrennten und zum Fair Value bewerteten Derivaten wird erfolgswirksam erfasst.

Bilanzierung von Sicherungszusammenhängen (Hedge Accounting)
- Absicherungswirkungen zwischen Finanzinstrumenten bilden wir nach den beiden in IAS 39 vorgesehenen Formen – dem Fair-Value-Hedge und dem Cashflow Hedge – ab.

  Beim Fair-Value-Hedge wird das Risiko einer Änderung des beizulegenden Zeitwerts eines bilanzierten Vermögenswerts oder einer bilanzierten Verbindlichkeit oder einer bilanzunwirksamen festen Verpflichtung (oder Teile davon), das auf ein bestimmtes Risiko zurückzuführen ist und Auswirkungen auf das Periodenergebnis haben könnte, abgesichert. Dabei ist eine hohe Sicherungseffektivität erforderlich, bei der sich die Änderungen der Fair Values von gesichertem Grundgeschäft mit Bezug auf das gesicherte Risiko und Sicherungsderivat in einer Bandbreite von 80–125% ausgleichen. Wir setzen Derivate im Fair-Value-Hedge-Accounting zur Absicherung des beizulegenden Zeitwerts bilanzieller Vermögenswerte und Verbindlichkeiten ein. Beim Fair-Value-Hedge-Accounting wird das Sicherungsinstrument erfolgswirksam zum beizulegenden Zeitwert bewertet. Die Buchwerte der Grundgeschäfte werden erfolgswirksam um die Bewertungsergebnisse angepasst, die sich auf das abgesicherte Risiko zurückführen lassen.

Seit 2007 wendet die HVB erstmals den nach IAS 39 zulässigen Fair-Value-Hedge von Zinsrisiken auf Portfolioebene für ein begrenztes Portfolio von Verbindlichkeiten an.

Beim Cashflow Hedge wird das Risiko volatiler Cashflows abgesichert, die aus einem bilanzierten Vermögenswert, einer bilanzierten Verbindlichkeit oder einer vorgesehenen Transaktion resultieren und erfolgswirksam sein werden. Wir setzen Derivate im Cashflow-Hedge-Accounting zur Absicherung künftiger Zinszahlungsströme ein. Nach dem Cashflow-Hedge-Accounting bilanzieren wir Derivate, die im Rahmen des Asset-Liability-Managements der Absicherung künftiger Zinscashflows dienen. Zukünftige variable Zinszahlungen für zinsvariable Forderungen und Verbindlichkeiten werden dabei vorwiegend mittels Zinsswap in feste Zahlungen getauscht. Sicherungsinstrumente werden zum beizulegenden Zeitwert bewertet. Das Bewertungsergebnis ist in einen effektiven und einen ineffektiven Teil zu trennen. Eine Sicherungsbeziehung gilt als effektiv, wenn zu Beginn und über die gesamte Laufzeit der Geschäfte Änderungen des Cashflows der Grundgeschäfte nahezu vollständig durch eine Änderung des Cashflows der Sicherungsgeschäfte kompensiert werden. Zum Nachweis der Effektivität stellen wir die erwarteten zukünftigen variablen Zins-Cashflows aus zu sichernden variablen Forderungen und Verbindlichkeiten (inklusive rollierender kurzfristiger Positionen) zu jedem Quartalsende bzw. zum Bilanzstichtag den variablen Zinszahlungen aus den Zinsderivaten in detaillierten Laufzeitbändern gegenüber. Der effektive Teil des Sicherungsinstruments ist erfolgsneutral in einer gesonderten Position des Eigenkapitals (Hedge-Rücklage) zu zeigen. Den Wertänderungen dieser Derivate stehen aus den Hedge-Beziehungen künftige kompensierende Effekte gegenüber, die bilanziell noch nicht erfasst werden dürfen. Die Hedge-Rücklage wird in den Perioden erfolgswirksam aufgelöst, in denen die Cashflows der gesicherten Grundgeschäfte das Periodenergebnis beeinflussen. Diese erfolgswirksamen Auflösungen in der Zukunft werden in der Gewinn- und Verlustrechnung durch die Cashflows aus den Grundgeschäften kompensiert. Der ineffektive Teil der Sicherungsderivate ist unmittelbar erfolgswirksam zu erfassen. Das Grundgeschäft wird je nach Kategorie zu fortgeführten Anschaffungskosten oder im Falle von AfS-Vermögenswerten zum beizulegenden Zeitwert bilanziert.

In den obigen Erläuterungen über die Einteilung der Finanzinstrumente werden lediglich die Grundlagen der Wertminderungen angeschnitten. Ausführliche Ausführungen hierzu sind in der Note 13 enthalten.

7 Handelsaktiva

In den Handelsaktiva sind Wertpapiere des Handelsbestandes sowie positive Marktwerte von Handelsderivaten enthalten. Alle weiteren Derivate, die nicht als Hedging-Derivate (eigener Bilanzausweis) qualifiziert sind, werden ebenfalls wie Handelsbestand behandelt. Hierzu gehören auch außerhalb des Handelsbestands abgeschlossene standardisierte Credit Default Swaps (CDS), die wie Handelsderivate bewertet werden.

Innerhalb der Handelsaktiva werden Schuldscheindarlehen und Namensschuldverschreibungen sowie Schuldtitel öffentlicher Stellen, soweit sie Handelszwecken dienen, unter den sonstigen Handelsbeständen ausgewiesen.

Handelsaktiva werden mit den beizulegenden Zeitwerten bewertet. Bewertungs- und Realisierungsgewinne und -verluste aus Handelsaktiva werden in der Gewinn- und Verlustrechnung im Handelsergebnis ausgewiesen.

8 aFVtPL-Finanzinstrumente

Die HVB Group wendet die Fair-Value-Option nur für finanzielle Vermögenswerte mit ökonomischen Sicherungsbeziehungen an, bei denen das Hedge Accounting nicht angewandt wird. Durch die Designation werden Differenzen auf Grund einer unterschiedlichen Bewertungsbasis (accounting mismatch) beseitigt oder signifikant verringert. Hier sind vor allem verzinsliche Wertpapiere des Nichthandelsbestands enthalten, die mit Zinsswaps gegen Zinsänderungsrisiken abgesichert sind. Bei ebenfalls hier einbezogenen Schuld-

Bilanzierungs- und Bewertungsmethoden

scheindarlehensforderungen ergibt sich auf Grund der erstklassigen Bonität der Emittenten keine materielle Fair-Value-Änderung bezüglich des Kreditrisikos. Fair-Value-Änderungen der Grundgeschäfte und der zugehörigen Derivate werden separat im Handelsergebnis gezeigt, laufende Zinserträge/-aufwendungen werden im Zinsüberschuss ausgewiesen.

9 AfS-Finanzinstrumente

Als zur Veräußerung verfügbare finanzielle Vermögenswerte (designiert als Available for Sale Finanzinstrumente) weisen wir im Bilanzposten »AfS-Finanzinstrumente« verzinsliche Wertpapiere, Aktien und andere eigenkapitalbezogene Wertpapiere, Investmentzertifikate sowie Beteiligungen aus.

AfS-Finanzinstrumente, die effektiv gegen Marktpreisrisiken abgesichert sind, werden im Rahmen der Fair-Value-Hedge-Bilanzierung abgebildet.

10 Anteile an assoziierten Unternehmen, Joint Ventures und nicht konsolidierten Tochterunternehmen

Anteile an Gemeinschafts- und assoziierten Unternehmen werden nach der Equity-Methode bewertet, soweit sie nicht von untergeordneter Bedeutung sind. Anteile an nicht konsolidierten oder nicht at-Equity bewerteten börsennotierten Unternehmen werden grundsätzlich zum beizulegenden Zeitwert angesetzt.

Soweit bei nicht börsennotierten Vermögenswerten der Fair Value nicht zuverlässig ermittelt werden kann, erfolgt die Bilanzierung zu fortgeführten Anschaffungskosten.

11 HtM-Finanzinstrumente

Die HVB Group hat verzinsliche Vermögenswerte als bis zur Endfälligkeit zu haltende Finanzinstrumente (Held to Maturity = HtM) klassifiziert und im Bilanzposten »HtM-Finanzinstrumente« ausgewiesen. HtM-Finanzinstrumente werden zu fortgeführten Anschaffungskosten bewertet, die Zinserträge daraus sind im Zinsüberschuss enthalten.

12 Forderungen

Forderungen werden in den Bilanzpositionen Forderungen an Kreditinstitute und an Kunden ausgewiesen und sind mit den fortgeführten Anschaffungskosten angesetzt, sofern es sich nicht um Grundgeschäfte eines anerkannten Fair-Value-Hedge handelt. Der Ausweis in der Bilanz erfolgt gekürzt um gebildete Wertberichtigungen auf Forderungen.

13 Wertminderung von finanziellen Vermögenswerten

Wertminderungen sind für finanzielle Vermögenswerte zu bilden, die zu fortgeführten Anschaffungskosten bewertet werden bzw. die als Available for Sale klassifiziert sind.

Die Ermittlung einer Wertminderung erfolgt in zwei Schritten: Zunächst wird geprüft, ob objektive Hinweise vorliegen, die auf eine Wertminderung des finanziellen Vermögenswerts schließen lassen. Im zweiten Schritt ist zu untersuchen, ob das Finanzinstrument tatsächlich im Wert gemindert ist.

Objektive Hinweise für eine Wertminderung sind Sachverhalte, die üblicherweise zu einer tatsächlichen Wertminderung führen. Dies sind für Fremdkapitalinstrumente eingetretene Ereignisse, die dazu führen können, dass der Schuldner seine Verpflichtungen nicht mehr in voller Höhe bzw. zum vereinbarten Zeitpunkt erfüllt. Bei Eigenkapitalinstrumenten stellen dauerhafte oder signifikant niedrigere Marktwerte im Vergleich zum Buchwert objektive Hinweise auf eine Wertminderung dar.

Objektive Hinweise stellen nur bereits eingetretene Ereignisse dar, nicht zukünftig erwartete Ereignisse.

Nachfolgend wird die Bestimmung einer Wertminderung für jede relevante Kategorie beschrieben.

Bei Krediten und Forderungen ergibt sich eine Wertminderung in Höhe des Differenzbetrags zwischen dem Buchwert und dem Barwert der erwarteten künftigen Cashflows. Die künftigen Cashflows sind unter Berücksichtigung der eingetretenen Ereignisse (objektive Hinweise) zu bestimmen. Die erwarteten künftigen Cashflows können sich aus den noch erwarteten Tilgungs- und/oder Zinszahlungen sowie aus den Erlösen der Verwertung von Sicherheiten zusammensetzen. Die Wertminderung entspricht der Differenz aus dem Barwert der erwarteten künftigen Cashflows und dem Buchwert. In Höhe der so festgestellten Wertminderung wird eine Einzelwertberichtigung gebildet. Bei HtM-Finanzinstrumenten wird analog vorgegangen.

Im Rahmen der Folgebewertung werden sowohl Änderungen der erwarteten künftigen Cashflows sowie der Zeiteffekt, der sich aus einer Verkürzung des Diskontierungszeitraums ergibt (unwinding), berücksichtigt. Die Differenz zwischen dem zu jedem Bilanzstichtag neu ermittelte Barwert der erwarteten künftigen Cashflows und dem Buchwert am vorherigen Bilanzstichtag wird als Auflösung bzw. Zuführung zur Risikovorsorge gebucht. Der Ausweis des Effekts aus der Barwertfortschreibung (unwinding) erfolgt auf Grund der Vorgaben von konzerneinheitlichen Bilanzierungs- und Bewertungsmethoden durch die Muttergesellschaft UniCredit als Auflösung der Risikovorsorge.

Für Kreditforderungen wird die so ermittelte Wertberichtigung auf einem Wertberichtigungskonto gebucht, das den Buchwert der Forderung auf der Aktivseite mindert. Im Falle von Wertpapieren reduziert eine Wertminderung direkt den Buchwert des Wertpapiers.

Für Finanzgarantien wird eine mögliche Wertminderung analog ermittelt, die Wertberichtigung wird als Rückstellung bilanziert.

Entsprechend haben wir im Kreditgeschäft für alle erkennbaren Adressrisiken (Kredite und Forderungen sowie Finanzgarantien) Einzelwertberichtigungen oder Rückstellungen in Höhe der erwarteten Ausfälle gebildet. Diese werden aufgelöst, soweit der Grund für die Bildung der Wertberichtigung entfallen ist, oder verbraucht, wenn die Forderung als uneinbringlich eingestuft und ausgebucht wurde. Dabei berücksichtigen wir auch akute, länderspezifische Transferrisiken.

Für nicht einzelwertberichtigte Forderungen (und Avale) werden bereits zum Bilanzstichtag eingetretene aber von der Bank noch nicht erkannte Verluste (= Wertminderungen) durch eine Portfoliowertberichtigung abgedeckt. Dabei wenden wir die Loss Confirmation Period Methode an. Die Loss Confirmation Period stellt den Zeitraum dar zwischen dem Eintritt eines Ausfallereignisses bzw. Ausfalls des Kreditnehmers und dem Zeitpunkt, an dem die Bank den Ausfall erkennt und Kreditausfälle und entsprechend – falls erforderlich – eine Einzelwertberichtigung bildet. Die Loss Confirmation Period wird differenziert für verschiedene Kreditportfolios auf Basis statistischer Erhebungen ermittelt. Der eingetretene, aber noch nicht erkannte Verlust wird mittels des erwarteten Verlusts (Expected Loss) geschätzt.

Bei als Available for Sale klassifizierten Vermögensgegenständen ist grundsätzlich zwischen Fremd- und Eigenkapitalinstrumenten zu unterscheiden.

Bei Fremdkapitalinstrumenten liegt eine Wertminderung vor, wenn die eingetretenen Ereignisse dazu führen, dass der Schuldner seine Verpflichtungen nicht mehr in voller Höhe bzw. zum vereinbarten Zeitpunkt erfüllt. Sachlich liegt eine Wertminderung in den gleichen Fällen vor wie bei Kreditforderungen gegenüber derselben Adresse (Emittent).

Die Höhe der Wertminderung ergibt sich aus der Differenz zwischen den fortgeführten Anschaffungskosten und dem aktuellen beizulegenden Zeitwert, wobei der zunächst in der AfS-Rücklage erfolgsneutral ausgewiesene Unterschiedsbetrag bei Vorliegen einer Wertminderung ergebniswirksam erfasst wird.

Bei Wegfall des Grundes für die Wertminderung wird die Differenz zwischen dem höheren Marktwert und dem Buchwert zum letzten Bilanzstichtag erfolgswirksam bis zur Höhe der historischen Anschaffungskosten zugeschrieben. Übersteigt der aktuelle Marktwert am Bilanzstichtag die historischen Anschaffungskosten, wird diese Differenz in der AfS-Rücklage im Eigenkapital ausgewiesen.

Bei Eigenkapitalinstrumenten, die zum beizulegenden Zeitwert bewertet werden, liegt eine Wertminderung vor, wenn der aktuelle Zeitwert signifikant unter dem Buchwert liegt bzw. wenn der Zeitwert dauerhaft den Buchwert unterschritten hat. In diesem Fall wird die Differenz zwischen dem aktuellen Zeitwert und den Anschaffungskosten erfolgswirksam erfasst. Diese erfolgswirksame Abschreibung ist künftig in Bezug auf die Anschaffungskosten mit zu berücksichtigen. Falls der Zeitwert zukünftig ansteigt, wird die Differenz zwischen einem höheren Zeitwert und den wie beschrieben korrigierten Anschaffungskosten in der AfS-Rücklage im Eigenkapital ausgewiesen.

Eine Wertminderung von Eigenkapitalinstrumenten, die einer Bewertung zu Anschaffungskosten unterliegen, ist gegeben, wenn der aktuelle Wert dauerhaft die Anschaffungskosten unterschreitet (bzw. falls in der Vergangenheit bereits eine Wertminderung erfolgt ist, die Anschaffungskosten abzüglich der vorgenommenen Wertminderung unterschreitet). Falls Hinweise für eine Wertminderung vorliegen, ist eine Wertermittlung für die Eigenkapitalinstrumente durchzuführen. Bei der Wertermittlung ist grundsätzlich auf die geschätzten

künftigen Cashflows, die mit der aktuellen Marktrendite eines vergleichbaren Vermögenswerts diskontiert werden, abzustellen. Der Betrag der Wertminderung ergibt sich aus der Differenz zwischen dem aktuellen Buchwert und dem wie oben beschriebenen ermittelten Wert des Eigenkapitalinstruments. Die Wertminderung wird erfolgswirksam erfasst. Eine Wertminderung für Eigenkapitalinstrumente darf bei Wegfall der Gründe nicht rückgängig gemacht werden.

14 Sachanlagen

Unsere Sachanlagen bewerten wir zu Anschaffungs- bzw. Herstellungskosten, die wir – soweit es sich um abnutzbare Vermögenswerte handelt – um planmäßige lineare Abschreibungen entsprechend der erwarteten Nutzungsdauer mindern. Bei Einbauten in gemieteten Gebäuden legen wir die Vertragsdauer unter Berücksichtigung von Verlängerungsoptionen zugrunde, wenn sie kürzer ist als die betriebsgewöhnliche Nutzungsdauer.

SACHANLAGEN	WIRTSCHAFTLICHE NUTZUNGSDAUER
Gebäude	25–50 Jahre
Einbauten in fremden Anwesen	10–25 Jahre
EDV-Anlagen (im weiteren Sinne)	3– 5 Jahre
Sonstige Betriebs- und Geschäftsausstattung	3–25 Jahre

Sofern bei Vermögenswerten des Sachanlagevermögens darüber hinaus eine Wertminderung eingetreten ist, nehmen wir eine außerplanmäßige Abschreibung vor. Bei Wegfall der Gründe für die außerplanmäßige Abschreibung werden Zuschreibungen bis maximal zur Höhe der fortgeführten Anschaffungs- oder Herstellungskosten vorgenommen.

Für Vermögenswerte des Sachanlagevermögens werden nachträglich angefallene Anschaffungs- oder Herstellungskosten aktiviert, sofern dem Unternehmen ein zusätzlicher wirtschaftlicher Nutzen entsteht. Maßnahmen, die zur Erhaltung von Sachanlagen dienen, werden in dem Geschäftsjahr, in dem sie entstanden sind, als Aufwand erfasst.

15 Leasinggeschäft

Gemäß IAS 17 sind Leasingverträge in Finanzierungsleasing und Operating-Leasingverhältnisse zu klassifizieren. Im Gegensatz zum Operating-Leasing ist ein Finanzierungsleasing ein Leasingverhältnis, bei dem im Wesentlichen alle mit dem Eigentum verbundenen Risiken und Chancen eines Vermögenswerts auf den Leasingnehmer übertragen werden. Dabei ist es unerheblich, ob letztendlich das zivilrechtliche Eigentum übertragen wird.

Die HVB Group als Leasinggeber

Im Rahmen eines Finanzierungsleasingvertrags hat der Leasinggeber in seiner Bilanz für den verleasten Vermögenswert eine Forderung gegenüber dem Leasingnehmer in Höhe des Nettoinvestitionswerts anzusetzen. Die Leasingraten werden in einen Zins- und einen Tilgungsanteil aufgeteilt. Der Tilgungsanteil mindert die Forderung (Nettoinvestitionswert); der Zinsanteil wird als Zinsertrag behandelt. Zinserträge werden auf der Basis einer gleich bleibenden, periodischen Rendite, deren Berechnung der noch ausstehende Nettoinvestitionswert zugrunde gelegt ist, vereinnahmt. Der Begriff Nettoinvestitionswert wird ausführlich in Note 51 »Forderungen an Kunden« definiert. Die HVB Group verleast als Finanzierungs-Leasinggeber sowohl Mobilien als auch Immobilien.

Im Gegensatz dazu werden bei Operating-Leasingverträgen, die dem Leasinggeber zuzurechnen sind, die Leasinggegenstände unter den Sachanlagen ausgewiesen und nach den dort beschriebenen Grundsätzen bewertet. Die Leasingerlöse werden linear über die Vertragslaufzeit erfasst. Derzeit verleast die HVB Group als Operating-Leasinggeber mobile Gegenstände.

Die HVB Group als Leasingnehmer

Beim Finanzierungsleasing wird der Vermögenswert unter Sachanlagen oder als Finanzinvestition und die Verpflichtung unter den Verbindlichkeiten ausgewiesen. Der Ansatz des Leasinggegenstands erfolgt jeweils in der Höhe des beizulegenden Zeitwerts des Leasinggegenstands bei Beginn des Leasingverhältnisses oder, sofern dieser niedriger ist, mit dem Barwert der Mindestleasingzahlungen. Zur Berechnung des Barwerts der Mindestleasingzahlungen wird der dem Leasingverhältnis zugrunde liegende interne Zinsfuß herangezogen.

Die Leasingraten im Finanzierungsleasing werden in einen Zins- und einen Tilgungsanteil aufgeteilt. Der Tilgungsanteil mindert die Restschuld, der Zinsanteil wird als Zinsaufwand behandelt.

Leasingraten aus Operating-Leasing werden unter sonstiger betrieblicher Aufwand oder im Verwaltungsaufwand ausgewiesen, sofern es sich um Mietaufwendungen handelt. Verträge der HVB Group als Leasingnehmer haben eine vergleichsweise geringe Bedeutung.

16 Investment Properties

Grundstücke und Gebäude, die wir als Finanzinvestition zur Erzielung von Mieterträgen und/oder Wertsteigerungen langfristig halten, werden gemäß IAS 40.30 in Verbindung mit IAS 40.56 grundsätzlich zu fortgeführten Anschaffungskosten bewertet und planmäßig linear über die wirtschaftliche Nutzungsdauer von 25–50 Jahren abgeschrieben.

Bei einem abgegrenzten Portfolio von als Finanzinvestition gehaltenen Grundstücken und Gebäuden machen wir erstmals von der Vorschrift des IAS 40.32A Gebrauch. Diese Vorschrift gestattet es, solche als Finanzinvestition gehaltene Grundstücke und Gebäude, deren beizulegender Zeitwert die Höhe der Rückzahlung von mit ihnen in Verbindung stehenden Verbindlichkeiten bestimmt, erfolgswirksam mit dem beizulegenden Zeitwert zu bewerten, auch wenn für alle anderen als Finanzinvestition gehaltenen Grundstücke und Gebäude eine Bewertung zu fortgeführten Anschaffungskosten erfolgt.

Die Fair Values, die für dieses abgegrenzte Portfolio von Investment Properties angesetzt wurden, sind Resultat von Wertgutachten externer Sachverständiger gemäß § 194 BauGB. Dabei wurden auf der Basis nachhaltig erzielbarer Marktmieten Ertragswerte ermittelt. Im Rahmen dieser Wertermittlung wurde Sondereffekten Rechnung getragen, wie beispielsweise Unterschiede zwischen Vertragsmieten und nachhaltig erzielbaren Mieten.

Laufende Aufwendungen sowie Mieterträge aus als Finanzinvestition gehaltenen Grundstücken und Gebäuden weisen wir in den sonstigen Aufwendungen/Erträgen aus. Planmäßige Abschreibungen bei solchen Finanzinvestitionen, die zu fortgeführten Anschaffungskosten bewertet werden, sind im Verwaltungsaufwand enthalten, Wertminderungen dagegen im Finanzanlageergebnis. Wertänderungen bei den Finanzinvestitionen, die erfolgswirksam zum beizulegenden Zeitwert bewertet werden, gehen ebenfalls in das Finanzanlageergebnis ein. Auf Grund der Fair-Value-Bewertung entfallen planmäßige Abschreibungen auf diese Finanzinvestitionen.

17 Immaterielle Vermögenswerte

Unter den immateriellen Vermögenswerten werden im Wesentlichen Geschäfts- oder Firmenwerte aus dem Erwerb von vollkonsolidierten Tochterunternehmen sowie Software ausgewiesen. Immaterielle Vermögenswerte werden nur aktiviert, wenn es wahrscheinlich ist, dass ein zukünftiger Nutzen zufließt und die Kosten verlässlich ermittelt werden können. Geschäfts- oder Firmenwerte sind gemäß IAS 36 nicht mehr planmäßig abzuschreiben. Die Werthaltigkeit der Geschäfts- oder Firmenwerte wird jährlich sowie bei Vorliegen von Anhaltspunkten möglicher Wertminderungen überprüft. Sofern erforderlich werden außerplanmäßige Abschreibungen vorgenommen. Software bewerten wir zu fortgeführten Anschaffungskosten, die wir über eine erwartete Nutzungsdauer von drei bis fünf Jahren abschreiben. Alle sonstigen immateriellen Vermögenswerte schreiben wir planmäßig über eine Laufzeit von bis zu zehn Jahren ab, da sie eine begrenzte Nutzungsdauer haben.

18 Vermögenswerte aufgegebener Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen

Vermögenswerte aufgegebener Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen werden nach IFRS 5 am Bilanzstichtag mit dem niedrigeren Wert von Buchwert und beizulegenden Zeitwert (abzüglich Veräußerungskosten) angesetzt.

19 Verbindlichkeiten

Verbindlichkeiten gegenüber Kreditinstituten und Kunden sowie verbriefte Verbindlichkeiten, die nicht Grundgeschäfte eines effektiven Fair-Value-Hedges sind, passivieren wir zu fortgeführten Anschaffungskosten.

Anstelle der gemäß IFRS 7.39a geforderten Restlaufzeiten bezogen auf undiskontierte Cashflows geben wir bei den jeweils relevanten Verbindlichkeiten eine Aufteilung der Buchwerte nach Restlaufzeiten an.

20 Handelspassiva

In den Handelspassiva sind negative Marktwerte von Handelsderivaten und aller anderen Derivate, die nicht als Hedging-Derivate (eigener Bilanzausweis) qualifiziert sind, enthalten. Daneben weisen wir hier vom Handel emittierte Optionsscheine, Zertifikate und Anleihen sowie Lieferverpflichtungen aus Wertpapierleerverkäufen, soweit sie Handelszwecken dienen, aus.



Handelspassiva werden mit den beizulegenden Zeitwerten bewertet. Bewertungs- und Realisierungsgewinne und -verluste werden in der Gewinn- und Verlustrechnung im Handelsergebnis ausgewiesen.

21 Hedgeanpassungsbetrag von Verbindlichkeiten im Portfolio Fair-Value-Hedge

Seit 2007 wendet die HVB erstmals den nach IAS 39 zulässigen Fair-Value-Hedge von Zinsrisiken auf Portfolioebene für ein begrenztes Portfolio von Verbindlichkeiten an. Dem hier ausgewiesenen Hedgeanpassungsbetrag der zinsgesicherten Verbindlichkeiten steht auf der Aktivseite unter dem Posten Hedge-Derivate ein gegenläufiger, annähernd gleich hoher Betrag gegenüber.

22 Sonstige Passiva

Unter den Sonstigen Passiva weisen wir unter anderem abgegrenzte Verbindlichkeiten nach IAS 37 aus. Hierunter fallen künftige Ausgaben, die zwar hinsichtlich der Höhe oder des Zeitpunkts unsicher sind, deren Unsicherheit jedoch geringer als bei Rückstellungen ist. Dabei handelt es sich um Verbindlichkeiten für erhaltene oder gelieferte Güter oder Dienstleistungen, die weder bezahlt wurden, noch vom Lieferanten in Rechnung gestellt oder formal vereinbart wurden. Hierzu gehören auch kurzfristige Verbindlichkeiten gegenüber Mitarbeitern, zum Beispiel Gleitzeitguthaben und Urlaubsansprüche. Die abgegrenzten Verbindlichkeiten haben wir in Höhe der voraussichtlichen Inanspruchnahme angesetzt.

Ferner weisen wir unter Sonstige Passiva Anteile anderer Anleger am Kapital eines konsolidierten Investmentfonds aus, sofern diese von uns konsolidiert werden. Da diese Anleger jederzeit berechtigt sind, ihre Anteile zum Rücknahmepreis an den Fonds zurückzugeben, stellen ihre Anteile aus Konzernsicht Verbindlichkeiten dar. Die Bewertung dieser Verbindlichkeiten erfolgt zum jeweiligen Rücknahmepreis. Wertänderungen des Rücknahmepreises werden erfolgswirksam in der Gewinn- und Verlustrechnung erfasst.

23 Rückstellungen

Als Rückstellungen werden gegenwärtige rechtliche oder faktische Verpflichtungen aus einem Ereignis der Vergangenheit mit wahrscheinlichem Ressourcenabfluss und verlässlich schätzbarer Höhe angesetzt.

Bei der Ermittlung der Rückstellungen für ungewisse Verbindlichkeiten und drohende Verluste aus schwebenden Geschäften verwenden wir die bestmögliche Schätzung nach IAS 37.36 ff. Langfristige Rückstellungen werden abgezinst.

Rückstellungen für Pensionen und ähnliche Verpflichtungen werden auf der Basis von versicherungsmathematischen Gutachten gemäß IAS 19 gebildet. Die Berechnung erfolgt nach der »Projected Unit Credit«-Methode (Anwartschaftsbarwertverfahren) und berücksichtigt neben dem Barwert der erdienten Pensionsansprüche auch den beizulegenden Zeitwert des Planvermögens sowie die noch ungetilgten versicherungsmathematischen Gewinne und Verluste. Diese ergeben sich unter anderem aus Unregelmäßigkeiten im Risikoverlauf (zum Beispiel mehr oder weniger Invaliditäts- oder Todesfälle als nach den verwendeten Rechnungsgrundlagen erwartet) oder Änderungen der Berechnungsparameter.

Das im IAS 19.93 A »Leistungen an Arbeitnehmer« mögliche Wahlrecht, ungetilgte versicherungsmathematische Gewinne oder Verluste außerhalb des Periodenergebnisses im Eigenkapital erfassen zu können, üben wir aus.

Der Rechnungszinssatz orientiert sich an dem langfristigen Zinssatz für erstklassige festverzinsliche Industrieanleihen am Bilanzstichtag. Die Höhe der bilanziellen Rückstellung ergibt sich aus der zum Ende des Geschäftsjahrs barwertig ermittelten Verpflichtung abzüglich des zum Ende des Geschäftsjahrs ermittelten Zeitwerts des Planvermögens. Das von der HVB AG und einigen Tochterunternehmen eingerichtete Planvermögen zur Finanzierung der Pensionsverpflichtungen ist ausführlich in Note 72 »Rückstellungen« beschrieben.

24 Währungsumrechnung

Der Konzernabschluss wird in Euro, der Berichtswährung des Konzerns, erstellt. Die Währungsumrechnung erfolgt nach den Vorschriften des IAS 21. Danach werden nicht auf die jeweilige funktionale Währung (im Allgemeinen die jeweilige Landeswährung) lautende monetäre Vermögenswerte und Schulden sowie am Bilanzstichtag nicht abgewickelte Kassageschäfte grundsätzlich mit marktgerechten Kursen am Bewertungsstichtag umgerechnet. Nicht monetäre Vermögenswerte und Schulden, die zum Fair Value bewertet werden, werden ebenfalls mit marktgerechten Kursen am Bewertungsstichtag umgerechnet. Nicht monetäre Vermögenswerte und Schulden, die zu Anschaffungskosten bilanziert sind, werden mit ihrem historischen Anschaffungskurs angesetzt.

Aufwendungen und Erträge, die sich aus der Währungsumrechnung bei den einzelnen Konzerngesellschaften ergeben, schlagen sich grundsätzlich in den entsprechenden Posten der Gewinn- und Verlustrechnung nieder.

Im Konzernabschluss sind Bilanzposten unserer Tochterunternehmen, soweit sie nicht in Euro bilanzieren, mit marktgerechten Kursen am Bilanzstichtag umgerechnet. Für die Umrechnung der Aufwendungen und Erträge dieser Tochterunternehmen werden Transaktionskurse verwendet.

Wechselkursdifferenzen infolge der Umrechnung eines ausländischen Geschäftsbetriebs werden neutral im Eigenkapital erfasst und erst im Fall einer Veräußerung oder Teilveräußerung des Betriebs erfolgswirksam berücksichtigt.

25 Ertragsteuern

Die Bilanzierung und Bewertung von Ertragsteuern erfolgt gemäß IAS 12. Latente Steuern werden bis auf wenige im Standard festgelegte Ausnahmen für alle temporären Differenzen zwischen den Wertansätzen nach IFRS und den Steuerwerten gebildet (bilanzorientiertes Vorgehen). Latente Steueransprüche auf Grund von ungenutzten steuerlichen Verlustvorträgen werden nach den Regelungen des IAS 12 angesetzt.

Da die Konzeption auf der Darstellung zukünftiger Steueransprüche bzw. Steuerverpflichtungen beruht (Liability-Methode), erfolgt deren Berechnung mit den Steuersätzen, die zum Zeitpunkt des Ausgleichs der Differenzen erwartet werden.

Segmentberichterstattung

26 Erläuterungen zur Segmentberichterstattung nach Divisionen (primäre Segmentierung)

In der Segmentberichterstattung werden die marktbezogenen Aktivitäten der HVB Group in die global agierenden Divisionen Privat- und Geschäftskunden, Wealth Management, Firmen- & Kommerzielle Immobilienkunden sowie Markets & Investment Banking aufgeteilt.

Daneben gibt es die Division »Sonstige/Konsolidierung«, die Global Banking Services und Group Corporate Center Aktivitäten umfasst sowie Konsolidierungseffekte enthält. In die Group Corporate Center-Aktivitäten sind das im Vorjahr definierte Special Credit Portfolio (SCP) sowie Restbestände aus dem ehemaligen Geschäftsfeld Real Estate Restructuring einbezogen.

Die Erträge und Aufwendungen der im Geschäftsjahr 2006 als aufgegebene Geschäftsbereiche definierten und in 2007 übertragenen Gesellschaften bzw. Teilkonzerne Bank Austria Creditanstalt-Gruppe, HVB Bank Ukraine, IMB, AS UniCredit Bank, Riga, und die HVB AG Filialen Tallinn und Vilnius weisen wir gemäß IAS 14.52 zusätzlich und getrennt von den fortzuführenden Divisionen und Segmenten der HVB Group in der separaten Spalte »Aufgegebene Geschäftsbereiche« in unserem Segmentbericht aus.

Im dritten Quartal 2007 wurden innerhalb der UniCredit Gruppe in der Division Corporates die Aktivitäten aus den Bereichen Correspondent Banking, Documentary Business, Forfaiting, Structured Trade und Export Finance & International and Domestic Corporate Payments gebündelt, um künftige Wachstumschancen optimal auszunutzen. Deshalb wurden auch im Segmentbericht der HVB Group diese Geschäftsaktivitäten erstmals per Ende September 2007 rückwirkend zum 1. Januar 2007 innerhalb der Division Firmen- & Kommerzielle Immobilienkunden in der neu gebildeten Subdivision »Global Financial Services (GFS)« separat dargestellt. Da sich die oben beschriebenen Aktivitäten bisher in der Division Markets & Investment Banking niederschlugen, kam es zu Verschiebungen in der Segmentzuordnung und Abbildung von Volumina sowie Erträgen und Aufwendungen für die oben genannten Geschäftsaktivitäten und Kunden zwischen den Segmenten Markets & Investment Banking und Firmen- & Kommerzielle Immobilienkunden.

Daneben gab es weitere kleinere Reorganisationen im Zusammenhang mit den Bestrebungen einer klaren strategischen Ausrichtung der Divisionen, die zu veränderten Segmentzuordnungen bei allen Segmenten führten. Die Zahlen der Vergleichsperioden dieses Geschäftsjahres sowie der des Vorjahres wurden entsprechend den oben genannten Veränderungen angepasst.

Inhalte der Segmente der HVB Group neu

Division Privat- und Geschäftskunden

Innerhalb der Division Privat- und Geschäftskunden teilen wir unsere Kunden in drei Gruppen ein: Privatkunden, vermögende Privatkunden (Affluents) und Geschäftskunden. Entsprechend setzen wir unsere Wachstumsstrategie in den jeweiligen Kundengruppen unterschiedlich um: Bei den Privatkunden konzentrieren wir uns auf attraktive Marktsegmente, halten dort eine übersichtliche, auf den spezifischen Kundenbedarf zugeschnittene Produktpalette bereit und aktivieren die Einproduktnutzer unter unseren Kunden. In der Kundengruppe der Affluents intensivieren wir den systematischen Kundenkontakt, entwickeln den bedarfsorientierten Ansatz sowie unsere Produkte weiter und optimieren den Risikoertrag für jeden Kunden. Bei den Geschäftskunden schließlich verstärken wir unser Cross-Selling (insbesondere das Asset-Gathering), adjustieren unsere Preisgestaltung und unser Servicemodell und harmonisieren die Vertriebskanäle.

Die Division Privat- und Geschäftskunden betreut circa drei Millionen Kunden. Wesentliche dieser Division zugeordnete Tochtergesellschaften sind das Bankhaus Neelmeyer und die Vereinsbank Victoria Bauspar AG.

Division Wealth Management

Wealth Management umfasste in 2007 den Wealth Management-Vertrieb der HVB AG (WEM) für vermögende Kunden in Deutschland, das Private Banking-Geschäft sowie das Family Trust Management in Luxemburg, die Aktivitäten der DAB Bankengruppe und das Beteiligungsgeschäft durch die Wealth Management Capital Holding mit einem insgesamt verwalteten Kundenvermögen von 76 Mrd €.

Im ersten Jahr nach der Divisionalisierung konnte die gute Ausgangsposition am Markt gefestigt werden. Am Jahresende wurde WEM an 44 Standorten und in sieben Repräsentanzen aktiv. Insgesamt wurde dabei ein Finanzanlagevermögen von über 34,1 Mrd € verwaltet.

Folgende Kundengruppen werden durch einen ganzheitlichen Beratungsansatz angesprochen: Family-Office-Kunden, vermögende Privatkunden, Freiberufler und Geschäftskunden sowie Stiftungen und Gesellschaften mit Schwerpunkt auf dem professionellen Management großer Vermögen. Ferner wird die private Seite von Unternehmensinhabern betreut und bei bestimmten Depotkonten, zum Beispiel von »Öffentlichen Kunden und Freien Berufen« das professionelle Vermögensmanagement übernommen.

Die Division hat sich zum Ziel gesetzt, bester Wealth Manager in Deutschland in Bezug auf Kundenzufriedenheit sowie Produkt- und Servicequalität zu werden. Die Ausrichtung des Betreuungsmodells auf die Bedürfnisse der einzelnen Kunden wird durch ganzheitliche und individuelle Angebote gestärkt. Diese zielen darauf ab, liquides Vermögen zu sichern und auszubauen, Vorsorge für Wohlstandsrisiken zu treffen, eine balancierte Liquiditäts- und Finanzierungslage zu erreichen und zu halten sowie Immobilieninvestitionen wirtschaftlich zu gestalten.

Division Firmen- & Kommerzielle Immobilienkunden

Im **Firmenkundengeschäft** konzentrieren wir uns auf die Bedürfnisse unserer rund 70000 Kunden – unter anderem Begleitung ihrer Internationalisierung, neue Wege bei Finanzierung und Finanzrisikomanagement und die Öffnung für den Kapitalmarkt. Wir haben das ambitionierte Ziel, die führende Firmenkundenbank in Deutschland zu sein. Dies wurde uns mit der Wahl zur Mittelstandsbank des Jahres 2007 durch die Leser der Zeitschrift »Markt und Mittelstand« bescheinigt. Und in der Sparte Maschinenleasing nahm in einem großen Leasingtest der Unternehmenszeitschrift »Impulse« unsere HVB Leasing Platz 1 ein.

Das Firmenkundengeschäft bietet verschiedene Betreuungsmodelle, die auf unterschiedliche Kundenbedürfnisse ausgerichtet sind. Im Einzelnen verfügen wir über Betreuungsmodelle für Großkunden, den Gehobenen Mittelstand, den Mittelstand, und Öffentliche Kunden. Wir verbinden die Betreuungsmodelle mit regionaler Nähe und Branchen-Know-how.

Das Kreditgeschäft bleibt auch künftig unser Kerngeschäft. Dabei schaffen wir für unsere mittelständischen Firmenkunden innovative Lösungen, die den klassischen Kredit ersetzen oder ergänzen, wie zum Beispiel Mezzanine-Produkte. Neben anspruchsvollen Beratungsdienstleistungen bieten wir einer breiten mittelständischen Unternehmerschaft verstärkt strukturierte Finanzierungen an, ebenso wie die Analyse und die Finanzierung des Umlauf- und Anlagevermögens. Das Geschäft mit nachrangigen Finanzierungsmitteln, kleinen und mittleren Finanzierungen von Unternehmenstransaktionen sowie Projektfinanzierungen wird dabei weiter ausgebaut. Im Finanzrisikomanagement beraten wir unsere Kunden umfangreich über alle möglichen Absicherungen ihrer Unternehmensrisiken.

Als integraler Bestandteil der Unicredit Gruppe, die die Nummer eins in Zentral- und Osteuropa ist, begleiten wir unsere Kunden in unserem europäischen Netzwerk.

Im Global Shipping als eigenem Vertriebsstrang verfügen wir über eine eigene Branchenvertriebs- und Produktorganisation mit Stützpunkten an den wichtigen Schiffsfinanzierungs-Plätzen.

Wesentliche, dieser Division zugeordnete Tochtergesellschaften sind die HVB Banque Luxembourg als mehrdivisionale Gesellschaft und die HVB Leasing GmbH.

Das **kommerzielle Immobiliengeschäft** gehört organisatorisch zur Firmenkundendivision. Es ist Bestandteil der Wachstumsstrategie der UniCredit Gruppe in Deutschland und in Europa mit dem Ziel, das Risiko-Ertrags-Profil der Portfolios spürbar zu verbessern und die Profitabilität des Geschäfts kontinuierlich zu erhöhen. Eine wesentliche Rolle nehmen dabei die konsequente Umsetzung unserer strengen, an den aktuellen Marktbedingungen orientierte Kreditpolitik sowie die nachhaltige Reduzierung unprofitabler Portfolioteile ein. Unsere Zielkunden bedienen wir mit maßgeschneiderten Produkten aus der gesamten Produktpalette der HypoVereinsbank. Das beginnt mit der klassischen Objektfinanzierung inklusive Zinssicherung und reicht bis zur Strukturierung, Syndizierung und gegebenenfalls Verbriefung von Portfolios. Mit unseren regionalen Betreuungsteams an sechs deutschen Standorten (Berlin, Düsseldorf, Frankfurt, Hamburg, München und Nürnberg) sowie den in München konzentrierten Spezialisten für strukturierte Finanzierungen und Immobilien M&A stehen wir unseren Kunden zur Verfügung.



Mit **Global Financial Services (GFS)** ist in der Division Firmenkunden die erste konzernweite Business Linie entstanden, die für die Geschäftsfelder Cash Management & eBanking, Globale Finanzinstitute & Außenhandelsfinanzierung sowie Strukturierte Außenhandels- und Exportfinanzierung konzernweit zuständig ist. Ziel ist, unseren Kunden in den lokalen Märkten und international die besten Produkte und Services im Transaction Banking zu bieten.

Wir verbinden dabei unsere starke Marktstellung in Zentral- und Osteuropa mit technologisch führenden Produkten. Unsere Kunden ziehen daraus den Vorteil, einerseits mit einer führenden Bank vor Ort zusammenzuarbeiten, die über ein umfangreiches Netzwerk und fundierte Kenntnisse im jeweiligen Land verfügt. Andererseits bietet die UniCredit Gruppe ihren Firmenkunden marktführend Services und Produkte, wie International Cash Management, eBanking und TradeFinance, die für unsere weltweit erfolgreich operierenden Kunden heute notwendig sind.

Division Markets & Investment Banking

2007 war das Jahr der strategischen Positionierung für die globale Division Markets & Investment Banking (MIB) der UniCredit Gruppe. Nachdem in 2006 mit der Gründung der MIB-Division die notwendigen Rahmenbedingungen geschaffen wurden, konzentrierten wir uns im Berichtsjahr neben diversen Strategieprojekten innerhalb der Business Areas auf die Integration der UBM in die HVB AG. Mit dem Ausbau der HVB zum Kompetenzzentrum für das Investment Banking der Gruppe werden sowohl die bereits vorhandene Expertise als auch das Know-how in diesem Bereich weiter ausgebaut und verstärkt. Die Division, mit Hauptsitz in München, verfügt über Niederlassungen an allen wichtigen Finanzplätzen wie zum Beispiel in London, New York, Hongkong und Singapur. 1800 institutionelle Kunden, 550 Multinationals sowie 100 Finanzsponsoren werden von circa 2500 Mitarbeitern an 23 Standorten weltweit betreut.

Der Fokus aller Aktivitäten liegt dabei auf Produkten und Kundensegmenten, bei denen die HypoVereinsbank eine differenzierte Expertise anbieten kann. Die ambitionierten Wachstumsziele des neuen Players in der europäischen Investment Banking-Landschaft sind unmittelbar für die HypoVereinsbank von Bedeutung.

Durch die Zusammenführung der sich ergänzenden Produktkompetenzen in den Bereichen Strukturierte Finanzierung, Strukturierte Derivate, Strukturierte Kredite sowie Währungs- und Zinssicherungsgeschäfte entsteht eine breite, konkurrenzfähige Produktpalette, die für die Gewinnung neuer Kunden wie auch für zusätzliche Dienstleistungen für Bestandskunden auf allen Märkten eine hervorragende Grundlage bildet. Hervorzuheben sind dabei insbesondere die folgenden Ankerprodukte und Marktpositionen:
- Übernahmefinanzierungen – Marktanteil in Deutschland bei 20%, bei Leveraged Buy-Outs europaweit einer der führenden Arrangeure,
- Projektfinanzierungen – europaweit einer der führenden Arrangeure,
- Emissionsgeschäft für Pfandbriefe – Marktführer in Deutschland mit einem Anteil von 13%, europaweit sechster Platz,
- Strukturierte Derivate – führender Anbieter in Deutschland.

Die Kundenbetreuung und -bindung erfolgt über einen zentralen Ansatz. Senior-Banker pflegen die primären Beziehungen zu den Kunden und geben deren Wünsche an die entsprechenden Spezialisten weiter.

Ferner versteht sich Markets & Investment Banking als Lieferant innovativer und spezialisierter Produkte für alle regionalen Vertriebseinheiten der übrigen Divisionen, die somit zu gleichfalls wichtigen Einzelkunden und Hauptvertriebspartnern zählen (strukturierte Anlageprodukte für Privat- und Wealth Management-Kunden oder Derivate zur Absicherung von Rohstoff- und Währungsrisiken für Firmenkunden).

Wesentliche, dieser Division zugeordnete Tochtergesellschaften sind die mehrdivisionale HVB Banque Luxembourg, die HVB Global Assets Company LLC, die HVB Capital Asia Ltd., die HVB Capital Partners AG sowie die HVB Structured Invest S.A.

Division Sonstige/Konsolidierung
Die Division »Sonstige/Konsolidierung« umfasst Global Banking Services und Group Corporate Center Aktivitäten sowie Konsolidierungseffekte.

Die **Global Banking Services**-Aktivitäten umfassen die IT-Anwendungsentwicklung und Betrieb, Einkauf, Organisation, Logistik & Facility Management, Kostenmanagement bis zu den Backoffice Funktionen für Kredit, Konto, Zahlungsverkehr, Wertpapierabwicklung als auch Foreign Exchange, Money Market und Derivate Backoffice.

In die **Group Corporate Center**-Aktivitäten sind neben dem im Vorjahr neu definierten Special Credit Portfolio (SCP) auch die Restbestände aus dem ehemaligen Geschäftsfeld Real Estate Restructuring einbezogen. Zusätzlich zum RER- bzw. SCP-Portfolio werden innerhalb der Group Corporate Center-Aktivitäten weitere Ergebnisbeiträge abgebildet, die ebenfalls nicht in den Verantwortungsbereich der einzelnen Divisionen fallen. Dazu zählen unter anderem die Ergebnisse von nicht konsolidiertem Anteilsbesitz, soweit sie nicht den Divisionen zugerechnet sind und das Ergebnis aus Wertpapierbeständen, die der Zuständigkeit des Vorstands unterliegen. Außerdem sind in diesem Segment Ergebnisbestandteile ausgewiesen, die aus den Dispositionsentscheidungen der Geschäftsleitung im Rahmen der Aktiv-Passiv-Steuerung resultieren.

Methodik der Segmentberichterstattung

Basis der Segmentberichterstattung bildet die interne Organisations- und Managementstruktur sowie die interne Finanzberichterstattung. Dabei treten die Divisionen wie selbstständige Unternehmen mit eigener Eigenkapitalausstattung und Ergebnisverantwortung auf. Die Divisionen sind nach der Betreuungszuständigkeit für unsere Kunden abgegrenzt.

Die Aufspaltung des Zinsüberschusses erfolgt nach der Marktzinsmethode. Die Eigenkapitalallokation für die Berechnung des Anlagenutzens bei mehrdivisionalen Gesellschaften wurde zu Jahresbeginn 2007 von der in den Vorjahren angewandten standardisierten einheitlichen Eigenkapitalallokation der Divisionen auf eine jeweils individuelle Kernkapitalbindung je Division umgestellt. Dabei wird den Divisionen Kernkapital in einer Bandbreite von 5,9% bis 6,8%, bezogen auf die Risikoaktiva, zugerechnet. Auf das so ermittelte durchschnittlich gebundene Kernkapital berechnen wir den Anlagenutzen, den wir im Zinsüberschuss ausweisen. Der Prozentsatz für die Veranlagung des zugeordneten Eigenkapitals in den mehrdivisionalen Gesellschaften (HVB AG, HVB Banque Luxembourg) entspricht dem 3-Monats-EURIBOR mit einem Aufschlag in Höhe des durchschnittlichen 5-Jahres Credit Spreads der UniCredit und wird im Rahmen des Budgetierungsprozesses jeweils für ein Jahr festgelegt. Im Zusammenhang mit den Festlegungen für das Geschäftsjahr 2007 veränderte sich der Prozentsatz von 3,4% auf 3,8%. Beide Änderungen (individuelle Kapitalallokation und Zinssatzänderung) haben per saldo keine materiell bedeutenden Auswirkungen. Deshalb wurde diesbezüglich auf ein Restatement der Vorjahresvergleichsperioden verzichtet. Für die Tochtergesellschaften erfolgt keine Standardisierung des Eigenkapitals.

Die Verwaltungsaufwendungen werden verursachungsgerecht auf die Divisionen verteilt. Die Bereiche Global Banking Services und Group Corporate Center treten dabei wie externe Anbieter auf, die ihre Leistungen den Divisionen zu einem marktüblichen Preis verrechnen. Bei der Verrechnung von nicht mehr direkt zuordenbaren Kosten werden die Overheadkosten im Budgetierungsprozess je Segment festgelegt und in Form eines fixen Aufschlagsatzes auf die direkten und indirekten Kosten für das entsprechende Geschäftsjahr festgeschrieben.

Segmentberichterstattung

27 Erfolgsrechnung nach Divisionen

in Mio €

	PRIVAT- UND GESCHÄFTS-KUNDEN	WEALTH MANAGEMENT	FIRMEN- & KOMMERZIELLE IMMOBILIEN-KUNDEN	MARKETS & INVESTMENT BANKING	SONSTIGE/ KONSO-LIDIERUNG	HVB GROUP NEU	AUFGEGEBENE GESCHÄFTS-BEREICHE[2]	HVB GROUP GESAMT[2]
OPERATIVE ERTRÄGE								
2007	1761	483	1474	2179	714	6611	1	6612
2006	1732	551	1430	2148	91	5952	5215	11167
Verwaltungsaufwand								
2007	−1385	−288	−546	−1112	−245	−3576	−1	−3577
2006	−1432	−345	−548	−1116	−254	−3695	−2905	−6600
OPERATIVES ERGEBNIS								
2007	376	195	928	1067	469	3035	—	3035
2006	300	206	882	1032	−163	2257	2310	4567
Kreditrisikovorsorge								
2007	−147	−7	−143	74	−313	−536	—	−536
2006	−173	−10	−265	17	−502	−933	−728	−1661
Restliche Posten[1]								
2007	35	19	−24	431	2	463	3782	4245
2006	−16	542	−13	−163	−56	294	2117	2411
ERGEBNIS VOR STEUERN								
2007	264	207	761	1572	158	2962	3782	6744
2006	111	738	604	886	−721	1618	3699	5317

1 Beinhaltet die GuV-Posten Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Aufwendungen für Restrukturierungen, Finanzanlageergebnis und andere nicht operative Aufwendungen.

2 Enthält in 2007 in den restlichen Posten (Finanzanlageergebnis) die Gewinne aus der Veräußerung der aufgegebenen Geschäftsbereiche.

Erfolgsrechnung der Division Privat- und Geschäftskunden:

in Mio €

ERTRÄGE/AUFWENDUNGEN	2007	2006	4. QUARTAL 2007	3. QUARTAL 2007	2. QUARTAL 2007	1. QUARTAL 2007
Zinsüberschuss	**1 078**	**1 098**	**269**	**269**	**269**	**271**
Provisionsüberschuss	669	629	151	151	172	195
Handelsergebnis	2	– 1	—	1	—	1
Saldo sonstige Aufwendungen/Erträge	12	6	3	4	2	3
Zinsunabhängige Erträge	**683**	**634**	**154**	**156**	**174**	**199**
OPERATIVE ERTRÄGE	**1 761**	**1 732**	**423**	**425**	**443**	**470**
Personalaufwand	– 580	– 571	– 146	– 139	– 142	– 153
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	– 805	– 861	– 204	– 198	– 197	– 206
Verwaltungsaufwand	**– 1 385**	**– 1 432**	**– 350**	**– 337**	**– 339**	**– 359**
OPERATIVES ERGEBNIS	**376**	**300**	**73**	**88**	**104**	**111**
Aufwendungen für Restrukturierungen	3	– 7	3	—	—	—
Kreditrisikovorsorge	– 147	– 173	– 52	– 15	– 13	– 67
Finanzanlageergebnis und andere Posten[1]	32	– 9	34	– 2	—	—
ERGEBNIS VOR STEUERN	**264**	**111**	**58**	**71**	**91**	**44**
Cost-Income-Ratio in %	78,6	82,7	82,7	79,3	76,5	76,4

1 Beinhaltet die GuV-Posten Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Entwicklung in der Division Privat- und Geschäftskunden

Die Division Privat- und Geschäftskunden entwickelte sich in 2007 weiterhin sehr erfolgreich. Nach dem Turnaround beim Ergebnis vor Steuern in 2006 konnte im Berichtsjahr das Ergebnis vor Steuern gegenüber dem Vorjahr auf 264 Mio € mehr als verdoppelt werden. Zu dieser Ergebnissteigerung trugen neben der deutlichen Reduzierung der Kreditrisikovorsorge und der Verbesserung des »Finanzanlageergebnisses und andere Posten« vor allem auch die Produktivitätssteigerungen im operativen Geschäft maßgeblich bei.

Das operative Ergebnis stieg gegenüber dem Vorjahr um rund ein Viertel auf 376 Mio €. Dabei führten sowohl das operative Ertragswachstum als auch gesunkene Verwaltungsaufwendungen zu einer um 4,1%-Punkte verbesserten Cost-Income-Ratio von 78,6%.

Die operativen Erträge erhöhten sich um 1,7% auch in Folge der erstmaligen Einbeziehung der PlanetHome Gruppe, einer der führenden Immobiliendienstleister mit den Kernbereichen Vermittlung und Finanzierung von Wohnimmobilien. Treiber dieses Ertragswachstums war der Provisionsüberschuss mit einem Anstieg gegenüber dem Vorjahr um 6,4%, der teilweise auch auf den Erstkonsolidierungseffekt aus der PlanetHome Gruppe zurückzuführen ist. Zur Entwicklung im Provisionsgeschäft hat auch das Wertpapier- und Depotgeschäft und dabei der weiterhin erfolgreiche Absatz von strukturierten Anlageprodukten mit einem Absatzvolumen von nominal circa 2,8 Mrd € beigetragen. Nennenswerte Produkte sind zum Beispiel »HVB 6% Zins Ass«, »HVB Best of Fonds Zertifikate«, »HVB Zukunftszertifikat II«, »HVB 8% Favorit Anleihe« und »Favorit Express Zertifikat«, »HVB Relax Express«, »HVB Express Bonus« sowie »HVB Bonus Fonds DJ Euro Stoxx 50«. Daneben verzeichneten wir bei der Vermittlung von Versicherungsprodukten mit nahezu 11% Zuwachs eine sehr erfreuliche Entwicklung. Speziell die »HVB AktivRente«, ein innovatives Anlageprodukt für die Altersvorsorge, konnte sehr erfolgreich im 4. Quartal eingeführt werden.

Segmentberichterstattung

Der Zinsüberschuss reduzierte sich leicht um 1,8% vor allem strategisch bedingt bei Immobilienkrediten und wegen Volumensrückgängen im Aktivgeschäft bei Kontokorrentkrediten. Hier macht sich vor allem die weiterhin im Markt zu beobachtende zurückhaltende Kreditnachfrage der Geschäftskunden bemerkbar. Diese Entwicklung konnte durch das erfreuliche Passivgeschäft über Margenverbesserungen und der Volumensexpansion bei Sicht- und Termineinlagen teilweise kompensiert werden. Bei den Sichteinlagen profitierten wir auch von der erfreulichen Resonanz auf unsere HVB Willkommens-Konto-Familie, mit der wir in 2007 brutto 55000 Neukunden akquirieren konnten. Der Saldo der sonstigen Erträge und Aufwendungen verbesserte sich gegenüber dem Vorjahr um 6 Mio € auf 12 Mio €.

Im Verwaltungsaufwand ernten wir die Früchte des weiterhin strikten Kostenmanagements und der Effizienzverbesserungen mit einer Reduzierung der gesamten Aufwendungen um 3,3% auf 1385 Mio €. Dabei reduzierten sich die anderen Verwaltungsaufwendungen inklusive der Abschreibungen auf Sachanlagen um 6,5% (trotz des Erstkonsolidierungseffektes) und die Personalaufwendungen erhöhten sich auf Grund des Erstkonsolidierungseffektes und trotz der Aufwendungen für tarifliche und außertarifliche Gehaltserhöhungen nur sehr moderat (+ 1,6%).

Neben der guten operativen Entwicklung führten auch die übrigen Ergebnisbestandteile zur guten Performance der Division Privat- und Geschäftskunden. Hierbei ist insbesondere die deutlich um 15% reduzierte Kreditrisikovorsorge und die Verbesserung im Bereich des »Finanzanlageergebnisses und anderen Posten« zu nennen. Darin enthalten ist ein Sonderertrag im Finanzanlageergebnis in Höhe von 17 Mio € aus dem auf die Division entfallenden Anteil am Veräußerungsgewinn Financial Markets Services Bank sowie Erträge aus Auflösungen von Rückstellungen. Insgesamt erhöhte sich das Ergebnis vor Steuern um das 1,4fache auf 264 Mio €.

Erfolgsrechnung der Division Wealth Management:

ERTRÄGE/AUFWENDUNGEN	2007	2006	4. QUARTAL 2007	3. QUARTAL 2007	2. QUARTAL 2007	1. QUARTAL 2007
						in Mio €
Zinsüberschuss	**172**	**163**	**50**	**45**	**40**	**37**
Provisionsüberschuss	313	397	77	70	79	87
Handelsergebnis	−6	−13	1	1	−7	−1
Saldo sonstige Aufwendungen/Erträge	4	4	5	−1	—	—
Zinsunabhängige Erträge	**311**	**388**	**83**	**70**	**72**	**86**
OPERATIVE ERTRÄGE	**483**	**551**	**133**	**115**	**112**	**123**
Personalaufwand	−94	−117	−25	−22	−24	−23
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	−194	−228	−54	−45	−46	−49
Verwaltungsaufwand	**−288**	**−345**	**−79**	**−67**	**−70**	**−72**
OPERATIVES ERGEBNIS	**195**	**206**	**54**	**48**	**42**	**51**
Aufwendungen für Restrukturierungen	−2	−7	−2	—	—	—
Kreditrisikovorsorge	−7	−10	−1	—	−2	−4
Finanzanlageergebnis und andere Posten[1]	21	549	14	1	5	1
ERGEBNIS VOR STEUERN	**207**	**738**	**65**	**49**	**45**	**48**
Cost-Income-Ratio in %	59,6	62,6	59,4	58,3	62,5	58,5

1 Beinhaltet die GuV-Posten Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Entwicklung in der Division Wealth Management

Im Rahmen der Bündelung der Asset Management-Aktivitäten in der UniCredit Gruppe wurden mit Wirkung zum 1. Juli 2006 die Activest Gruppe (Activest Investmentgesellschaft mbH, München, Activest Investmentgesellschaft Luxembourg S.A., Luxemburg und Activest Investmentgesellschaft Schweiz AG, Bern) sowie im Januar 2007 die Nordinvest an die Pioneer Global Asset Management S.p.A. übertragen und die Depotbanktätigkeiten der HVB Banque Luxembourg S.A. ab dem 1. Januar 2007 nicht mehr der Division Wealth Management zugeordnet. Deshalb sind in der oben dargestellten Erfolgsrechnung die originären Ergebnisbeiträge der Activest Gesellschaften, der Nordinvest und die Erfolge aus den Depotbankaktivitäten der HVB Banque Luxembourg noch für das Gesamtjahr 2006 enthalten. Zur besseren Vergleichbarkeit des operativen Wealth Management-Geschäfts stellen wir nachfolgend für die Division Wealth Management eine um die Entkonsolidierungseffekte sowie um die Erfolge aus den Depotbankaktivitäten der HVB Banque Luxembourg bereinigte Erfolgsrechnung 2006 dar.

Segmentberichterstattung

Adjustierte Erfolgsrechnung der Division Wealth Management:

ERTRÄGE/AUFWENDUNGEN	2007	2006	4. QUARTAL 2007	3. QUARTAL 2007	2. QUARTAL 2007	1. QUARTAL 2007
						in Mio €
Zinsüberschuss	**172**	**158**	**50**	**45**	**40**	**37**
Provisionsüberschuss	313	289	77	70	79	87
Handelsergebnis	– 6	– 13	1	1	– 7	– 1
Saldo sonstige Aufwendungen/Erträge	4	3	5	– 1	—	—
Zinsunabhängige Erträge	**311**	**279**	**83**	**70**	**72**	**86**
OPERATIVE ERTRÄGE	**483**	**437**	**133**	**115**	**112**	**123**
Personalaufwand	– 94	– 90	– 25	– 22	– 24	– 23
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	– 194	– 194	– 54	– 45	– 46	– 49
Verwaltungsaufwand	**– 288**	**– 284**	**– 79**	**– 67**	**– 70**	**– 72**
OPERATIVES ERGEBNIS	**195**	**153**	**54**	**48**	**42**	**51**
Aufwendungen für Restrukturierungen	– 2	—	– 2	—	—	—
Kreditrisikovorsorge	– 7	– 10	– 1	—	– 2	– 4
Finanzanlageergebnis und andere Posten[1]	21	—	14	1	5	1
ERGEBNIS VOR STEUERN	**207**	**143**	**65**	**49**	**45**	**48**
Cost-Income-Ratio in %	59,6	65,0	59,4	58,3	62,5	58,5

1 Beinhaltet die GuV-Posten Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Die Division Wealth Management umfasst den Wealth Management Vertrieb der HVB AG (nachfolgend WEM), die DAB Bank Gruppe, das Private Banking der HVB Luxembourg und die im zweiten Quartal 2007 erstkonsolidierte Wealth Management Capital Holding GmbH, München, die die Beteiligungen HVB Fonds Finance GmbH, Blue Capital GmbH und H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, München, beinhaltet.

Die nachfolgende Darstellung der Ergebnisentwicklung bezieht sich auf die adjustierte Erfolgsrechnung.

Mit einem Ergebnis vor Steuern in Höhe von 207 Mio € konnte die Division Wealth Management 2007 das Ergebnis gegenüber dem Vorjahr um fast 45% steigern, unter Herausrechnung des der Division zuzurechnenden Anteils am Verkaufsgewinn für die FMS Bank (16,8 Mio €) erhöhte sich das Ergebnis um 33%. In dieser Entwicklung spiegelt sich eine gesunde Ergebnisdynamik aller Gesellschaften wider, da sich alle um mehr als 23% steigern konnten. Die Division betreut nun insgesamt 76 Mrd € Kundengelder.

In WEM beginnt das neu implementierte Geschäftsmodell der zielgruppenorientierten Betreuung sehr wohlhabender Kunden zunehmend zu greifen. WEM positioniert sich gegenüber seinen Wettbewerbern als Generalist, der neben den für das Wealth Management typischen Anlageprodukten auch Kreditfinanzierungen für seine Klientel aus einer Hand anbietet. Die operativen Erträge des zweiten Halbjahres 2007 lagen um 17% über denen des zweiten Semesters 2006, das noch durch die Divisionalisierung der HVB und die Überleitung der Kunden in das neue Wealth-Management-Betreuungsmodell geprägt war. Ein strategischer Schwerpunkt im Bereich Wealth Management liegt auf dem Ausbau des Mandatsgeschäftes. Die Erträge hieraus konnten gegenüber dem Vorjahr deutlich gesteigert werden. Das Volumen der Vermögensverwaltung erhöhte sich gegenüber dem Vorjahr um mehr als 30% auf knapp 2,4 Mrd €. Bei den Sachwerteanlagen wurden insbesondere Private Equity-Beteiligungen erfolgreich platziert.



Im vergangenen Geschäftsjahr erreichte die DAB Bank Gruppe zum fünften Mal in Folge ein Rekordergebnis. Äußerst positiv wirkten sich die volatilen Märkte auf die Handelsfreudigkeit der Anleger aus. Konzernweit wickelte die Gruppe 11,5 Millionen Transaktionen ab. Dies bedeutet ein Plus von 5,7 Prozent gegenüber dem Vorjahr.

Das Geschäft mit vermögenden Privatkunden in Luxemburg wurde im Verlauf des Jahres deutlich von der Entwicklung der Märkte beeinflusst. Generell wurden jedoch mehr Zertifikate mit Absicherungsstrategien nachgefragt und die Bereitschaft der Kunden zum Investment in Produkte mit Verwaltungsmandaten hat weiter zugenommen, nicht zuletzt durch die in den letzten Jahren im Wettbewerbsvergleich überdurchschnittliche Performance.

Die Wealth Management Capital Holding GmbH konnte in 2007 mit einem platzierten Eigenkapital von circa 339 Mio €, einem Investitionsvolumen von circa 572 Mio € und mehr als 15000 neuen Anlegern ihre Position als einer der größten Initiatoren für geschlossene Fonds in Deutschland weiter festigen.

Die sehr positive Entwicklung des operativen Ergebnisses der Division Wealth Management (+ 27,5% gegenüber dem Vorjahr) wurde vom Zuwachs der operativen Erträge um 10,5% auf 483 Mio € getragen. Sowohl der Zinsüberschuss mit einer Ausweitung um 8,9% als auch der Provisionsüberschuss mit einem Zuwachs von 8,3% entwickelten sich gegenüber dem Vorjahr dynamisch. Im verbesserten Zinsüberschuss spiegeln sich vor allem höhere Ausschüttungen der nicht konsolidierten Beteiligungen wider.

In den um moderate 1,4% gestiegenen Verwaltungsaufwendungen ist auch der gezielte Personalaufbau im Vertrieb enthalten, durch den weiteres nachhaltiges organisches Wachstum generiert werden soll. Bei den Sachkosten wurden gezielte Maßnahmen zur nachhaltigen Effizienzsteigerung getroffen. Die Cost-Income-Ratio verbesserte sich um 5,4%-Punkte auf Grund der gestiegenen operativen Erträge auf 59,6%. Zum Ergebnis des GuV-Postens Finanzanlageergebnis und andere Posten in Höhe von 21 Mio € trägt vor allem der auf die Division entfallende Anteil des Verkaufsgewinns wegen FMS Bank bei.

Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden, Subdivision Firmenkunden:

in Mio €

ERTRÄGE/AUFWENDUNGEN	2007	2006	4. QUARTAL 2007	3. QUARTAL 2007	2. QUARTAL 2007	1. QUARTAL 2007
Zinsüberschuss	**831**	**797**	**214**	**199**	**218**	**200**
Provisionsüberschuss	318	296	65	74	81	98
Handelsergebnis	1	4	2	− 1	− 1	1
Saldo sonstige Aufwendungen/Erträge	7	3	1	3	2	1
Zinsunabhängige Erträge	**326**	**303**	**68**	**76**	**82**	**100**
OPERATIVE ERTRÄGE	**1 157**	**1 100**	**282**	**275**	**300**	**300**
Personalaufwand	− 187	− 171	− 53	− 46	− 42	− 46
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	− 265	− 277	− 73	− 66	− 64	− 62
Verwaltungsaufwand	**− 452**	**− 448**	**− 126**	**− 112**	**− 106**	**− 108**
OPERATIVES ERGEBNIS	**705**	**652**	**156**	**163**	**194**	**192**
Aufwendungen für Restrukturierungen	—	− 1	—	—	—	—
Kreditrisikovorsorge	− 176	− 201	− 31	− 44	− 61	− 40
Finanzanlageergebnis und andere Posten[1]	− 14	− 11	− 11	− 6	4	− 1
ERGEBNIS VOR STEUERN	**515**	**439**	**114**	**113**	**137**	**151**
Cost-Income-Ratio in %	39,1	40,7	44,7	40,7	35,3	36,0

1 Beinhaltet die GuV-Posten Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Entwicklung in der Subdivision Firmenkunden

Im Geschäft mit mittelständischen Kunden und Großkunden erzielte die Subdivision Firmenkunden im Geschäftsjahr 2007 ein Ergebnis vor Steuern in Höhe von 515 Mio € und damit eine Steigerung um 17,3% gegenüber Vorjahr.

Diese positive Entwicklung resultiert hauptsächlich aus dem Anstieg des operativen Ergebnisses (+ 8,1%) und einer Reduzierung des Zuführungsbedarfs in der Kreditrisikovorsorge (− 12,4%). Die Cost-Income-Ratio konnte um 1,6%-Punkte auf 39,1% gegenüber Vorjahr verbessert werden.

Die operativen Erträge verzeichneten einen Zuwachs von 5,2%. So konnte im Provisionsüberschuss insbesondere durch erfolgreiche Derivategeschäfte und höhere Beiträge aus Zahlungsverkehr und Beratungstätigkeiten ein beachtliches Wachstum von 7,4% generiert werden. Auch der Zinsüberschuss legte trotz des intensiven Wettbewerbs am deutschen Markt kräftig um 4,3% zu. Die leicht gestiegenen Verwaltungsaufwendungen (+ 0,9%) spiegeln den Personalaufbau im Rahmen der Wachstumsstrategie wider. Dabei wurde der Anstieg im Personalaufwand (+ 9,4%) weitestgehend durch striktes Kostenmanagement in den anderen Verwaltungsaufwendungen sowie Abschreibungen kompensiert.

Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden, Subdivision Kommerzielle Immobilienkunden:

in Mio €

ERTRÄGE/AUFWENDUNGEN	2007	2006	4. QUARTAL 2007	3. QUARTAL 2007	2. QUARTAL 2007	1. QUARTAL 2007
Zinsüberschuss	**156**	**160**	**35**	**37**	**42**	**42**
Provisionsüberschuss	41	38	6	11	13	11
Handelsergebnis	—	—	—	—	—	—
Saldo sonstige Aufwendungen/Erträge	1	1	—	—	1	—
Zinsunabhängige Erträge	**42**	**39**	**6**	**11**	**14**	**11**
OPERATIVE ERTRÄGE	**198**	**199**	**41**	**48**	**56**	**53**
Personalaufwand	– 9	– 12	– 2	– 2	– 3	– 2
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	– 36	– 39	– 10	– 9	– 8	– 9
Verwaltungsaufwand	**– 45**	**– 51**	**– 12**	**– 11**	**– 11**	**– 11**
OPERATIVES ERGEBNIS	**153**	**148**	**29**	**37**	**45**	**42**
Aufwendungen für Restrukturierungen	—	—	—	—	—	—
Kreditrisikovorsorge	32	– 63	25	8	10	– 11
Finanzanlageergebnis und andere Posten[1]	– 10	– 1	– 6	– 3	– 1	—
ERGEBNIS VOR STEUERN	**175**	**84**	**48**	**42**	**54**	**31**
Cost-Income-Ratio in %	22,7	25,6	29,3	22,9	19,6	20,8

1 Beinhaltet die GuV-Posten Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Entwicklung in der Subdivision Kommerzielle Immobilienkunden

Im Geschäftsjahr 2007 konnte die Subdivision »Kommerzielle Immobilienkunden« im Vergleich zu 2006 eine Verdoppelung im Ergebnis vor Steuern auf 175 Mio € erzielen.

Dies ist hauptsächlich auf die in 2007 angestrebte Verbesserung der Kreditportfolioqualität zurückzuführen. Als Folge ergab sich in der Kreditrisikovorsorge ein Auflösungssaldo von 32 Mio € nach einem Zuführungssaldo von 63 Mio € in 2006.

Das operative Ergebnis verzeichnete einen Anstieg von 3,4%, wobei die operativen Erträge trotz des fortgeführten Abbaus unprofitabler Portfolios auf dem Vorjahresniveau gehalten werden konnten.

Im Zinsüberschuss fiel der Rückgang der Erträge von 2,5% in Folge gestiegener Einlagevolumina im Passivgeschäft sowie der selektiven Akquirierung von profitablem Neugeschäft moderat aus. Beim Provisionsüberschuss wurde das Vorjahresergebnis durch den Ausbau im Derivategeschäft um 7,9% deutlich übertroffen. Die mit – 11,8% deutlich gesunkenen Verwaltungsaufwendungen profitierten von Einsparungen, die sowohl beim Personalaufwand in Folge des mit dem Volumensabbau einhergehenden Personalabbaus als auch bei den anderen Verwaltungsaufwendungen und Abschreibungen realisiert werden konnten. Dadurch verbesserte sich das ausgezeichnete Niveau der Cost-Income-Ratio des Vorjahres in 2007 nochmals um 2,9%-Punkte auf 22,7%.

Segmentberichterstattung

Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden, Subdivision Global Financial Services:

in Mio €

ERTRÄGE/AUFWENDUNGEN	2007	2006	4. QUARTAL 2007	3. QUARTAL 2007	2. QUARTAL 2007	1. QUARTAL 2007
Zinsüberschuss	**74**	**74**	**19**	**18**	**18**	**19**
Provisionsüberschuss	43	57	10	10	12	11
Handelsergebnis	1	—	1	—	—	—
Saldo sonstige Aufwendungen/Erträge	1	—	—	1	—	—
Zinsunabhängige Erträge	**45**	**57**	**11**	**11**	**12**	**11**
OPERATIVE ERTRÄGE	**119**	**131**	**30**	**29**	**30**	**30**
Personalaufwand	– 18	– 18	– 5	– 3	– 5	– 5
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	– 31	– 31	– 6	– 9	– 8	– 8
Verwaltungsaufwand	**– 49**	**– 49**	**– 11**	**– 12**	**– 13**	**– 13**
OPERATIVES ERGEBNIS	**70**	**82**	**19**	**17**	**17**	**17**
Aufwendungen für Restrukturierungen	—	—	—	—	—	—
Kreditrisikovorsorge	1	– 1	2	– 1	—	—
Finanzanlageergebnis und andere Posten[1]	—	—	—	—	—	—
ERGEBNIS VOR STEUERN	**71**	**81**	**21**	**16**	**17**	**17**
Cost-Income-Ratio in %	41,2	37,4	36,7	41,4	43,3	43,3

1 Beinhaltet die GuV-Posten Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Entwicklung in der Subdivision Global Financial Services

Die Subdivision Global Financial Services (GFS) stellt hauptsächlich im Bereich Außenhandel und Zahlungsverkehr Produkte und Dienstleistungen für Firmenkunden und internationale Finanzinstitute bereit und wird seit dem Zwischenbericht 30. September 2007 separat unter der Division »Firmen- & Kommerzielle Immobilienkunden« ausgewiesen. Im Geschäftsjahr 2007 erzielte GFS ein Ergebnis vor Steuern von 71 Mio € nach 81 Mio € im Vorjahr.

Das operative Ergebnis reduzierte sich auf 70 Mio € in Folge rückläufiger operativer Erträge (–9,2%). Während der Zinsüberschuss konstant blieb, ging der Provisionsüberschuss vor allem wegen geringerer Ergebnisbeiträge aus dem Geschäft mit Auslandsgarantien sowie der Auslandsfilialen auch auf Grund der schlechten Entwicklung des US-Dollars auf 43 Mio € (Vorjahr: 57 Mio €) zurück. Im Verwaltungsaufwand blieben sowohl der Personalaufwand als auch die anderen Verwaltungsaufwendungen und Abschreibungen unverändert. Auf Grund der gesunkenen operativen Erträge stieg die Cost-Income-Ratio um 3,8%-Punkte, bleibt mit 41,2% allerdings auf gutem Niveau.

Erfolgsrechnung der Division Markets & Investment Banking:

ERTRÄGE/AUFWENDUNGEN	2007	2006	4. QUARTAL 2007	3. QUARTAL 2007	2. QUARTAL 2007	1. QUARTAL 2007
						in Mio €
Zinsüberschuss	**1 247**	**1 096**	**346**	**226**	**283**	**392**
Provisionsüberschuss	358	310	86	54	139	79
Handelsergebnis	558	737	– 286	26	463	355
Saldo sonstige Aufwendungen/Erträge	16	5	17	– 9	6	2
Zinsunabhängige Erträge	**932**	**1 052**	**– 183**	**71**	**608**	**436**
OPERATIVE ERTRÄGE	**2 179**	**2 148**	**163**	**297**	**891**	**828**
Personalaufwand	– 508	– 509	– 76	– 78	– 196	– 158
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	– 604	– 607	– 139	– 163	– 169	– 133
Verwaltungsaufwand	**– 1 112**	**– 1 116**	**– 215**	**– 241**	**– 365**	**– 291**
OPERATIVES ERGEBNIS	**1 067**	**1 032**	**– 52**	**56**	**526**	**537**
Aufwendungen für Restrukturierungen	– 27	– 1	– 27	—	—	—
Kreditrisikovorsorge	74	17	32	44	– 1	– 1
Finanzanlageergebnis und andere Posten[1]	458	– 162	220	16	7	215
ERGEBNIS VOR STEUERN	**1 572**	**886**	**173**	**116**	**532**	**751**
Cost-Income-Ratio in %	51,0	52,0	131,9	81,1	41,0	35,1

1 Beinhaltet die GuV-Posten Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Entwicklung in der Division Markets & Investment Banking

Im Rahmen der Reorganisation der Divisionen wurde der bisher in der Division Markets & Investment Banking geführte Bereich Global Financial Services (GFS) der Division Firmenkunden- & Kommerzielle Immobilienkunden zugeordnet. Um dennoch für die Division Markets & Investment Banking eine korrekte Geschäftsentwicklung zu zeigen, wurden alle Vorperioden entsprechend reorganisiert.

Die Division Markets & Investment Banking erzielte im Jahr 2007 trotz der schwierigen Kapitalmarktsituation eine sehr erfreuliche Ergebnisentwicklung. Nach herausragend guten Ergebnisbeiträgen der ersten beiden Quartale 2007 war das Ergebnis im zweiten Halbjahr 2007 durch die Finanzmarktturbulenzen insbesondere im Handelsergebnis beeinträchtigt. Dennoch erreichte das Geschäftsfeld ein Ergebnis vor Steuern, das mit 1572 Mio € um 77,4% bzw. 686 Mio € über dem bereits guten Vorjahresergebnis lag. Neben den seit April 2007 einbezogenen Investment Banking-Aktivitäten der UBM, haben dazu auch die im Posten Finanzanlageergebnis und andere Posten vereinnahmten Gewinne aus der Veräußerung der Indexchange in Höhe von 219 Mio € sowie der auf die Division entfallende Anteil aus dem Verkauf der FMS Bank in Höhe von 259 Mio € beigetragen. Aber auch ohne diese Veräußerungsgewinne liegt das Ergebnis vor Steuern mit fast 1,1 Mrd € deutlich über dem Vorjahresergebnis.

Diese Ergebnissteigerung resultiert neben dem Beitrag aus den übertragenen Investment Banking-Aktivitäten der UBM (113 Mio €) auch aus der deutlichen Verbesserung bei der Kreditrisikovorsorge (Auflösungssaldo von 74 Mio € in 2007) und dem Wegfall der in 2006 entstandenen Belastungen aus dem Fair-Value-Abschlag auch aus dem operativen Geschäft.

Das operative Ergebnis konnte mit einem Anstieg von 3,4% auf 1067 Mio € zulegen. Auch zu diesem Zuwachs haben die übertragenen Investment Banking-Aktivitäten der UBM mit 110 Mio € beigetragen.

Die operativen Erträge erhöhten sich im Gesamtjahr 2007 trotz der Beeinträchtigungen aus der Finanzmarktkrise noch um 1,4%. Dabei reduzierte sich das Handelsergebnis gegenüber dem Vorjahr um 24,3%. Nach herausragenden Quartalsergebnissen im ersten Halbjahr 2007 (Q1: 355 Mio €, Q2: 463 Mio €) ging das Handelsergebnis im dritten Quartal als Folge der schwierigen Marktverhältnisse auf 26 Mio € zurück und war im vierten Quartal negativ (–286 Mio €). Insgesamt war das Handelsergebnis im Berichtsjahr überwiegend aus Bewertungsaufwendungen, aber auch aus Realisierungsverlusten aus Asset-backed-Securities-Produkten direkt belastet. Der Bereich Structured Credit war darüber hinaus noch durch die allgemeine Ausweitung der Credit Spreads beeinträchtigt. Dagegen standen allerdings positive Effekte aus anderen Business Lines wie zum Beispiel Fixed Income, Commodities and Currencies, Structured Equity Derivatives und Relative Value Arbitrage.

Die positiven Entwicklungen im Zinsüberschuss und in den Dividenden sind insbesondere auf die guten Ergebnisse in den Bereichen Financing, Principal Investments und Structured Equity Derivatives zurückzuführen. Im Provisionsüberschuss kommt der Beitrag ebenfalls zu einem großen Teil aus Financing.

Die Verwaltungsaufwendungen gingen gegenüber dem Vorjahr trotz der erstmaligen Einbeziehung der Investment Banking Aktivitäten der früheren UBM leicht zurück (–0,4%), sodass sich die Cost-Income-Ratio gegenüber dem Vorjahr mit 51,0% nochmals um 1,0 Prozentpunkte verbesserte.

Erfolgsrechnung der Division Sonstige/Konsolidierung:

ERTRÄGE/AUFWENDUNGEN	2007	2006	4. QUARTAL 2007	3. QUARTAL 2007	2. QUARTAL 2007	1. QUARTAL 2007
						in Mio €
OPERATIVE ERTRÄGE	714	91	212	151	150	201
Verwaltungsaufwand	– 245	– 254	– 46	– 59	– 39	– 101
OPERATIVES ERGEBNIS	469	– 163	166	92	111	100
Aufwendungen für Restrukturierungen	39	– 44	45	– 3	– 3	—
Kreditrisikovorsorge	– 313	– 502	– 15	– 98	– 114	– 86
Finanzanlageergebnis und andere Posten[1]	– 37	– 12	– 159	– 6	79	49
ERGEBNIS VOR STEUERN	158	– 721	37	– 15	73	63

1 Beinhaltet die GuV-Posten Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Entwicklung in der Division Sonstige/Konsolidierung
Das Segment Sonstige/Konsolidierung beinhaltet die Subsegmente Global Banking Services, Group Corporate Center inklusive der Ergebnisbeiträge aus dem Special Credit Portfolio, den Restbeständen aus dem Real Estate Restructuring Portfolio sowie die Konsolidierungseffekte.

Die operativen Erträge dieses Segments erhöhten sich deutlich von 91 Mio € im Vorjahr auf 714 Mio € im Berichtsjahr 2007. Diese Entwicklung resultiert weit überwiegend aus dem Zinsüberschuss, der durch die Zinseffekte aus dem Mittelzufluss im Zusammenhang mit der Veräußerung der aufgegebenen Geschäftsbereiche begünstigt ist. Dabei schlagen sich neben der Verzinsung des Kaufpreises (vereinnahmt im ersten Quartal 2007) und der Anlage der Veräußerungsgewinne auch der Wegfall der im Vorjahr vorhandenen Refinanzierungskosten auf die Beteiligungsbuchwerte der aufgegebenen Geschäftsbereiche positiv nieder. Zu einem geringen Teil wurde dieser Effekt durch geringere Zinserträge aus dem Special Credit Portfolio, die in direktem Zusammenhang mit dem strategischen Portfolioabbau stehen, kompensiert. Daneben stieg der Saldo der sonstigen Aufwendungen und Erträge im Wesentlichen aus einer von uns initiierten Immobilientransaktion, bei der über den Wegfall von potenziellen Verpflichtungen im Zusammenhang mit der Aufgabe von uns gemieteter Grundstücke und Gebäude sowie aus der Veräußerung von Finance-Lease-Objekten insgesamt ein Ertragssaldo in Höhe von 78 Mio € entstanden ist. Die Verwaltungsaufwendungen reduzierten sich gegenüber dem Vorjahr überwiegend auf Grund des weiterhin strikten Kostenmanagements in den internen Dienstleistungsbereichen und dabei insbesondere auf Grund des damit einhergehenden Personalabbaus. Das operative Ergebnis stieg vor allem in Folge der oben genannten Zinseffekte auf 469 Mio € (Vorjahr: – 163 Mio €).

Die Kreditrisikovorsorge reduzierte sich um 189 Mio € auf 313 Mio €. Neben einem leicht ermäßigten Vorsorgebedarf für das Special Credit Portfolio geht dies vor allem auf die erfolgreichen Abbaumaßnahmen im Real Estate Restructuring Portfolio zurück. Das negative Ergebnis der Position »Finanzanlageergebnis und andere Posten« (– 37 Mio €) entstand durch Zuführungen zu Rückstellungen (– 169 Mio €) insbesondere aus Rückstellungen im Zusammenhang mit potenziellen Rücknahmeverpflichtungen aus Immobilientransaktionen und Rückstellungen für Rechtsrisiken aus dem operativen Geschäftsbetrieb. Diese wurden durch die Veräußerungsgewinne Nordinvest (47 Mio €) und Münchener Rückversicherungs-Gesellschaft (113 Mio €) teilweise kompensiert. Im Vorjahr waren in dieser Position unter anderem die Veräußerungsgewinne Babcock & Brown (55 Mio €) und Lufthansa (40 Mio €) sowie Nettozuführungen zu Rückstellungen in Höhe von – 136 Mio € enthalten. Das Ergebnis vor Steuern verbesserte sich im Berichtsjahr auf 158 Mio € nach – 721 Mio € im Vorjahr.

Segmentberichterstattung

28 Volumenszahlen nach Divisionen

	PRIVAT- UND GESCHÄFTSKUNDEN	WEALTH MANAGEMENT	FIRMEN- & KOMMERZIELLE IMMOBILIENKUNDEN	MARKETS & INVESTMENT BANKING
Forderungen an Kreditinstitute				
2007	2244	1170	26804	13340
2006	1917	955	25069	11985
Forderungen an Kunden				
2007	42649	4879	58771	40438
2006	46235	4630	58140	34514
Geschäfts- oder Firmenwerte				
2007	—	—	117	304
2006	—	—	117	305
Verbindlichkeiten gegenüber Kreditinstituten				
2007	2376	209	12606	72307
2006	189	385	23208	63307
Verbindlichkeiten gegenüber Kunden				
2007	31336	12515	32190	31951
2006	28658	9832	25556	27098
Verbriefte Verbindlichkeiten				
2007	516	515	5437	11090
2006	373	388	4085	11841
Risikoaktiva (KWG)				
2007	23170	3704	49064	53818
2006	24942	3910	46265	47789

	SONSTIGE/ KONSOLIDIERUNG	HVB GROUP NEU	AUFGEGEBENE GESCHÄFTSBEREICHE UND ZUR VERÄUSSERUNG GEHALTENE LANGFRISTIGE VERMÖGENSWERTE ODER VERÄUSSERUNGSGRUPPEN	KONSOLIDIERUNG	HVB GROUP GESAMT in Mio €
	5308	48866	—	—	48866
	3921	43847	33430	—	77277
	13509	160246	—	—	160246
	20512	164031	86371	—	250402
	—	421	—	—	421
	—	422	1631	—	2053
	−796	86702	1	—	86703
	−518	86571	50503	—	137074
	634	108626	4	—	108630
	1607	92751	61133	—	153884
	62010	79568	—	—	79568
	70881	87568	25485	—	113053
	15775	145531	—	—	145531
	22041	144947	85388	—	230335

29 Mitarbeiter der Divisionen und Dienstleistungsbereiche

	2007	2006
Privat- und Geschäftskunden	9095	8609
Wealth Management	1363	1200
Firmen- & Kommerzielle Immobilienkunden	2545	2184
Markets & Investment Banking	2539	2045
Global Banking Services	3861	5667
Group Corporate Center	5381	6033
HVB Group neu	**24784**	**25738**
Aufgegebene Geschäftsbereiche	—	24921
HVB Group gesamt	**24784**	**50659**

30 Segmentberichterstattung nach Regionen (sekundäre Segmentierung)

Die Zurechnung der Werte zu den Regionen richtet sich nach dem Sitz der Konzernunternehmen beziehungsweise deren Niederlassungen.

Erfolgszahlen nach Regionen:

in Mio €

	DEUTSCHLAND	ÜBRIGES EUROPA	AMERIKA	ASIEN	KONSOLIDIERUNG	HVB GROUP NEU	AUFGEGEBENE GESCHÄFTSBEREICHE	HVB GROUP GESAMT
Operative Erträge								
2007	6573	800	71	193	−1026	6611	1	6612
2006	5661	1098	106	133	−1046	5952	5215	11167
Operatives Ergebnis								
2007	2698	373	−6	153	−183	3035	—	3035
2006	1928	724	39	58	−492	2257	2310	4567

Bilanzsumme nach Regionen:

in Mio €

	2007	2006
Deutschland	305764	307978
Übriges Europa	174447	68862
Amerika	20013	13752
Asien	9743	11947
Konsolidierung	−87838	−58957
HVB Group neu	**422129**	**343582**
Aufgegebene Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	—	164451
HVB Group gesamt	**422129**	**508033**

Mitarbeiter nach Regionen:

	2007	2006
Deutschland	22692	24256
übriges Europa	1496	963
Afrika	5	1
Amerika	297	284
Asien	294	234
Australien	—	—
HVB Group neu	**24784**	**25738**
Aufgegebene Geschäftsbereiche	—	24921
HVB Group gesamt	**24784**	**50659**

Angaben zur Gewinn- und Verlustrechnung

31 Zinsüberschuss

	2007	2006
in Mio €		
Zinserträge:		
Kredit und Geldmarktgeschäfte	11 250	10 924
Sonstige Zinserträge	6 213	3 326
Zinsaufwendungen:		
Verbindlichkeiten gegenüber Kreditinstituten und Kunden	– 6 593	– 5 306
Verbriefte Verbindlichkeiten und sonstige Zinsaufwendungen	– 7 117	– 5 796
Überschuss aus originärem Zinsgeschäft	**3 753**	**3 148**
Dividenden und ähnliche Erträge aus Kapitalinvestitionen:		
Dividenden und ähnliche Erträge	369	247
Dividenden aus nach der Equity-Methode bewerteten Unternehmen	7	4
Insgesamt	**4 129**	**3 399**

Für finanzielle Vermögenswerte und Verbindlichkeiten, die nicht erfolgswirksam zum beizulegenden Zeitwert bewertet werden, beträgt der gesamte Zinsertrag 12 347 Mio € und der gesamte Zinsaufwand 12 320 Mio €. Dabei ist zu beachten, dass eine Gegenüberstellung letztgenannter Zahlen ökonomisch nur bedingt aussagekräftig ist, da in den Zinsaufwendungen für finanzielle Verbindlichkeiten, die nicht erfolgswirksam zum beizulegenden Zeitwert bewertet werden, auch Refinanzierungen für aFVtPL-Finanzinstrumente und teilweise auch für Handelsaktiva enthalten sind.

32 Provisionsüberschuss

	2007	2006
in Mio €		
Management-, Makler- und Consultantdienstleistungen	1 024	1 024
Zahlungsverkehrsdienstleistungen	202	222
Kreditgeschäft	394	394
Sonstiges Dienstleistungsgeschäft	101	113
Insgesamt	**1 721**	**1 753**

Der Provisionsüberschuss setzt sich aus Provisionserträgen in Höhe von 2437 Mio € (Vorjahr: 2190 Mio €) saldiert mit Provisionsaufwendungen in Höhe von 716 Mio € (Vorjahr: 437 Mio €) zusammen. Bei der Entwicklung des Provisionsüberschusses gegenüber dem Vorjahr ist zu berücksichtigen, dass im Provisionsüberschuss 2006 noch die Erfolgsbeiträge der verkauften Activest Gesellschaften (nur bis 30. Juni 2006), der Indexchange und der Nordinvest enthalten sind und sich deshalb im Vergleich zum Vorjahr ein nachteiliger Effekt ergibt. Dagegen wirkt sich die erstmalige Einbeziehung der Investment Banking Aktivitäten der UBM sowie der PlanetHome Gruppe positiv aus. Bereinigt um Erst- und Entkonsolidierungs- sowie Währungseffekte wurde das Niveau des Vorjahres um 1,2% übertroffen.

33 Handelsergebnis

	2007	2006
in Mio €		
Nettogewinne aus Finanzinstrumenten, Held for Trading	161	353
Dividenden aus Finanzinstrumenten, Held for Trading	326	320
Realisierte Gewinne aus Private Equity[1]	119	38
Effekte aus dem Hedge Accounting	– 3	—
Fair-Value-Änderungen der Grundgeschäfte	434	– 23
Fair-Value-Änderungen der Sicherungsderivate	– 437	23
Gewinne und Verluste aus aFVtPL-Finanzinstrumente	– 7	27
Sonstiges Handelsergebnis	– 4	30
Insgesamt	**592**	**768**

1 Erfasst werden hier die Erfolge aus dem Verkauf aktiv gemanagter Beteiligungsbestände im Private Equity Business.

Im Rahmen der Fair-Value-Bewertung der Handelspassiva haben wir Erträge aus der Own-Credit-Spread-Bewertung in Höhe von 94 Mio € vereinnahmt.

Die Nettogewinne der erfolgswirksam zum Fair Value bewerteten Bestände (Handelsbestand, Fair-Value-Option) enthalten grundsätzlich nur die erfolgswirksamen Fair-Value-Änderungen. Die Zinserfolge dieser Bestände werden im Zinsüberschuss ausgewiesen. Nur beim reinen Zinsswapbuch im Handelsbestand werden die Zinscashflows im Handelsnettoergebnis gezeigt.

Angaben zur Gewinn- und Verlustrechnung

34 Saldo sonstige Aufwendungen/Erträge

in Mio €	2007	2006
Sonstige Erträge	337	222
Sonstige Aufwendungen	– 168	– 190
Insgesamt	**169**	**32**

Der Saldo aus Sonstigen Aufwendungen und Erträgen beläuft sich in 2007 auf 169 Mio € (Vorjahr: 32 Mio €). Im Saldo des Berichtsjahres resultiert der größte Sachverhalt aus einer von uns initiierten Immobilientransaktion, bei der über den Wegfall von potenziellen Verpflichtungen im Zusammenhang mit der Aufgabe von uns gemieteter Grundstücke und Gebäude sowie aus der Veräußerung von Finance-Lease-Objekten insgesamt ein Ertragssaldo in Höhe von 78 Mio € entstanden ist. Daneben ist ein positives Ergebnis aus Erträgen und laufenden Aufwendungen, aus Investment Properties und aus Mieterträgen saldiert mit laufenden Aufwendungen aus gemischt genutzten Gebäuden enthalten. Ferner tragen Erträge aus Fremdleistungen im IT-Bereich unserer Tochtergesellschaft HVB Information Services GmbH zum Saldo aus sonstigen Aufwendungen und Erträge positiv bei.

35 Verwaltungsaufwand

in Mio €	2007	2006
Personalaufwand	**– 2067**	**– 2216**
Löhne und Gehälter	– 1748	– 1837
Soziale Abgaben	– 245	– 260
Aufwendungen für Altersversorgung und Unterstützung	– 74	– 119
Andere Verwaltungsaufwendungen	**– 1250**	**– 1166**
Abschreibungen und Wertberichtigungen	**– 259**	**– 313**
auf Sachanlagen	– 135	– 174
auf Software und sonstige immaterielle Vermögenswerte ohne Geschäfts- oder Firmenwerte	– 124	– 139
Insgesamt	**– 3576**	**– 3695**

Für nach bestimmten Kriterien ausgewählte Führungskräfte und Nachwuchskräfte sämtlicher Gesellschaften der UniCredit Gruppe wurde ein Mitarbeiterbeteiligungsprogramm (Long Term Incentive Program) aufgelegt, das aktienbasierte Vergütungstransaktionen mit Ausgleich durch Aktien der UniCredit umfasst (Aktienoptionen sowie Performance Shares).

Die nachfolgenden Angaben beziehen sich auf alle Führungskräfte der HVB Group, die in das Long Term Incentive Programm einbezogen worden sind, während die diesbezüglichen Angaben in der Note 85, die die Bezüge des Vorstands darstellt, lediglich die dem Vorstand gewährten Aktienoptionen bzw. Performance Shares betreffen.

Angaben zu Aktienoptionen:

AKTIENOPTIONEN	2007
Anzahl (Stück)	2868175
Ausübungspreis (€)	7094
UCI Aktien Marktpreis bei Gewährung (€)	7094
Tag der Gewährung	12. 6. 2007
Ausübungsbeginn	13. 7. 2011
Ende Ausübungsperiode	15. 7. 2017
Fair Value je Option am Tag der Gewährung (€)	1,3292

Die Aktienoptionen berechtigen zum Erwerb einer Aktie der UniCredit zu einem Preis, der vor Ausgabe der Option festgelegt wurde. Eine Ausübung ist erst ab dem festgesetzten Ausübungsbeginn möglich. Falls der Begünstigte bis dahin die UniCredit Gruppe verlassen hat, sind die Aktienoptionen grundsätzlich verwirkt, das heißt sie können nicht mehr ausgeübt werden. In bestimmten Ausnahmefällen wie Erwerbsunfähigkeit, Renteneintritt, Ausscheiden des Arbeitgebers aus der UniCredit Gruppe werden die Optionen anteilig erworben.

Die Ermittlung der Fair Values für die Aktienoptionen zum Stichtag der Gewährung erfolgt mittels des Trinomialmodells von Hull & White. Hierbei sind folgende Parameter berücksichtigt worden:
- Wahrscheinlichkeit des Verfalls der Option, da der Begünstigte nach Ablauf der Sperrfrist das Unternehmen vorzeitig verlässt,
- Annahme einer Ausübungsschranke, das heißt die Optionen werden vor Ablauf der Ausübungsfrist nur dann ausgeübt, wenn der aktuelle Kurs der UCI-Aktie den Ausübungspreis um den Multiplikator der Ausübungsschranke (für in 2007 gewährte Aktienoptionen das 1,5 fache) übersteigt,
- Dividendenrendite der UCI-Aktie,
- durchschnittliche historische tägliche Volatilität über den Zeitraum Sperrfrist.

[redacted]

[redacted]

	2007			2006		
	ANZAHL (STÜCK)	DURCHSCHNITTLICHER AUSÜBUNGSPREIS (in €)	DURCHSCHNITTLICHE FÄLLIGKEIT	ANZAHL (STÜCK)	DURCHSCHNITTLICHER AUSÜBUNGSPREIS (in €)	DURCHSCHNITTLICHE FÄLLIGKEIT
Ausstehend zum Beginn der Periode	**5852433**	**5,42**	**Juli 2019**	**3444500**	**4,82**	**Dezember 2018**
Zugänge						
Neu gewährte Aktienoptionen	2868175	7,09	Juli 2017	2904933[1]	5,95	Dezember 2019
Abgänge						
Verwirkte Aktienoptionen	618690	5,43	April 2019	497000	4,94	Februar 2019
Ausgeübte Aktienoptionen	—	—	—	—	—	—
Verfallene Aktienoptionen	—	—	—	—	—	—
Bestand zum Ende der Periode	**8101918**	**6,02**	**November 2018**	**5852433**	**5,42**	**Juli 2019**
Ausübbare Optionen zum Ende der Periode	—	—	—	—	—	—

1 Zahlen weichen vom Vorjahr wegen geänderter Zuordnung von Begünstigten innerhalb der UniCredit Gruppe ab.

Angaben zu Performance Shares:

[redacted]

	2007 PERFORMANCE SHARES
Anzahl (Stück)	901 123
UCI Aktien Marktpreis bei Gewährung (€)	7,094
Tag der bedingten Zusage	12. 6. 2007
Gewährung bei Erfüllung der Kriterien	31. 12. 2010
Fair Value je Performance Share	
am Tag der Zusage (€)	6,079

Die unentgeltliche Übertragung einer festgelegten Anzahl von Aktien (Performance Shares) der UniCredit erfolgt, wenn nach Ablauf von drei Jahren die jeweils relevanten Ziele erreicht sind und der Berechtigte noch für die UniCredit Gruppe tätig ist, andernfalls sind die Performance Shares grundsätzlich verwirkt (bezüglich bestimmter Ausnahmefälle siehe Beschreibung der Aktienoptionen).

Der Fair Value für die Performance Shares ist auf Basis des Aktienkurses am Stichtag der Gewährung der Performance Shares unter Berücksichtigung eines Abschlags für erwartete Dividendenzahlungen bis zum Stichtag der Gewährung bei Erfüllung der Kriterien ermittelt.

Angaben zur Gewinn- und Verlustrechnung (Fortsetzung)

Entwicklung der ausstehenden Performance Shares:

	2007		2006	
	ANZAHL (STÜCK)	DURCHSCHNITTLICHE FÄLLIGKEIT	ANZAHL (STÜCK)	DURCHSCHNITTLICHE FÄLLIGKEIT
Ausstehend zum Beginn der Periode	**2424267**	**Juli 2009**	**1446733**	**Dezember 2008**
Zugänge				
Neu gewährte Performance Shares	901123	Dezember 2010	1190334[1]	Dezember 2009
Abgänge				
Verwirkte Performance Shares	261115	Juli 2009	212800	Februar 2009
Transferierte Performance Shares	—	—	—	—
Bestand zum Ende der Periode	**3064275**	**Januar 2010**	**2424267**	**Juli 2009**

1 Zahlen weichen vom Vorjahr wegen geänderter Zuordnung von Begünstigten innerhalb der UniCredit Gruppe ab.

Als Aufwand wird der Fair Value am Tag der Gewährung auf Basis der erwarteten Anzahl der ausgeübten Optionen/gewährten Performance Shares über die Laufzeit bzw. den Erdienungszeitraum des jeweiligen Programms erfasst. Die entsprechenden Aufwendungen für diese Führungskräfte der HVB Group beliefen sich in 2007 auf 5 Mio € und werden der UniCredit bei Fälligkeit erstattet.

36 Zuführungen zu Rückstellungen

Die Aufwendungen für Zuführungen zu Rückstellungen beliefen sich im Berichtsjahr auf 161 Mio € nach 164 Mio € im Vorjahr. Im Berichtsjahr sind als größter Einzelposten Rückstellungen im Zusammenhang mit potenziellen Rücknahmeverpflichtungen aus Immobilientransaktionen und Rückstellungen für Rechtsrisiken aus dem operativen Geschäftsbetrieb in Höhe von insgesamt 130 Mio € zu nennen. Daneben ist ein Zuführungssaldo zu sonstigen Rückstellungen und abgegrenzten Verbindlichkeiten im Nichtkreditgeschäft sowie Prozessrückstellungen enthalten.

Im Vorjahr war als größter Einzelposten eine Rückstellung für Mietgarantien bezogen auf frei werdende Gebäudeflächen zu bilden, die im Rahmen von Flächenoptimierungen künftig nicht mehr bankgeschäftlich genutzt werden. Auf Grund des Wegfalls der Nutzung von Flächen wurden die bestehenden Miet-/Leasingverträge zu belastenden Verträgen, für die Rückstellungen zur Erfüllung von vertraglichen Verpflichtungen aus so genannten belastenden Verträgen gemäß IAS 37.66 in Höhe von 60 Mio € zu bilden waren. Daneben wurden im Vorjahr weitere Rückstellungen für Mietgarantien, sonstige Rückstellungen im Nichtkreditgeschäft sowie Rückstellungen für Prozessrisiken im Kreditgeschäft benötigt.

37 Aufwendungen für Restrukturierungen

Für das Geschäftsjahr 2007 weist die HVB Group im GuV-Posten »Aufwendungen für Restrukturierungen« einen Auflösungssaldo in Höhe von 13 Mio € aus. Dabei wurden Aufwendungen für im Berichtsjahr eingeleitete Restrukturierungsmaßnahmen der Division Markets & Investment Banking (–27 Mio €) und im Bereich Group Corporate Center (–12 Mio €) durch Erträge aus der Auflösung von in Vorjahren gebildeten Restrukturierungsrückstellungen im Bereich Group Corporate Center überkompensiert (+23 Mio € wegen des Effizienzsteigerungsprogramms PRO, +20 Mio € aus der Zusammenlegung von IT-Aktivitäten, +18 Mio € aus Zusammenführungen im Asset Management Geschäft). Im Vorjahr beliefen sich die Restrukturierungsaufwendungen auf 60 Mio €.

38 Kreditrisikovorsorge

in Mio €

	2007	2006
Zuführungen	**–1798**	**–1919**
Wertberichtigungen auf Forderungen	–1743	–1873
Rückstellungen im Kreditgeschäft	–55	–46
Auflösungen	**1172**	**896**
Wertberichtigungen auf Forderungen	1146	864
Rückstellungen im Kreditgeschäft	26	32
Eingänge auf abgeschriebene Forderungen	90	90
Insgesamt	**–536**	**–933**

Der Effekt aus dem gemäß IFRS vorzunehmenden Unwinding in Höhe von 64 Mio € ist im Rahmen der konzerneinheitlichen Bilanzierung in der Kreditrisikovorsorge ausgewiesen.

Erfolge aus dem Abgang von nicht wertgeminderten Forderungen werden im Saldo sonstige Erträge/Aufwendungen ausgewiesen. Im Berichtsjahr ergaben sich daraus keine Erfolge. Die Nettoaufwendungen (Kreditrisikovorsorge und Realisierungserfolge) der Kategorie Kredite und Forderungen belaufen sich auf –507 Mio € (Vorjahr: –919 Mio €).

Kreditrisikovorsorge an nahestehende Unternehmen:

		in Mio €
	2007	2006
Verbundene, nicht einbezogene Unternehmen	1	– 2
Gemeinschaftsunternehmen	—	—
Assoziierte Unternehmen	—	—
Sonstige Beteiligungsunternehmen	6	7
Insgesamt[1]	**7**	**5**

1 Auflösungssaldo.

39 Finanzanlageergebnis

Nettoergebnis aus Finanzanlagen:

		in Mio €
	2007	2006
AfS-Finanzinstrumente	71	354
Anteile an verbundenen Unternehmen	557	519
At-Equity bewertete Unternehmen	—	– 30
HtM-Finanzinstrumente	– 39	2
Grundstücke und Gebäude	14	9
Investment Properties[1]	8	– 183
Insgesamt	**611**	**671**

1 Außerplanmäßige Abschreibungen und Zuschreibungen.

Das Nettoergebnis aus Finanzanlagen gliedert sich wie folgt auf:

		in Mio €
	2007	2006
Realisierungserfolge aus dem Verkauf von	**749**	**919**
AfS-Finanzinstrumenten	174	381
Anteile an verbundenen Unternehmen	560	527
At-Equity bewerteten Unternehmen	—	—
HtM-Finanzinstrumente	1	2
Grundstücken und Gebäuden	14	9
Abschreibungen und Wertberichtigungen auf	**– 138**	**– 248**
AfS-Finanzinstrumente	– 103	– 27
Anteile an verbundenen Unternehmen	– 3	– 8
At-Equity bewertete Unternehmen	—	– 30
HtM-Finanzinstrumente	– 40	—
Investment Properties[1]	8	– 183
Insgesamt	**611**	**671**

1 Außerplanmäßige Abschreibungen und Zuschreibungen.

Im Geschäftsjahr 2007 sind in den Realisierungserfolgen aus konsolidierten Tochterunternehmen in Höhe von 557 Mio € die Gewinne aus der Veräußerung der FMS Bank in Höhe von 292 Mio €, der Indexchange in Höhe von 219 Mio € und der Nordinvest in Höhe von 47 Mio € enthalten.

Die Realisierungserfolge aus der Veräußerung von AfS-Finanzinstrumenten sind im Wesentlichen auf den Verkaufsgewinn der Münchener Rückversicherungs-Gesellschaft AG in Höhe von 113 Mio € zurückzuführen.

In den dargestellten Abschreibungen und Wertberichtigungen auf HtM-Finanzinstrumente sind Erträge aus Zuschreibungen in Höhe von 11 Mio € saldiert mit Aufwendungen aus Abschreibungen in Höhe von 51 Mio € ausgewiesen.

Das Nettoergebnis (Realisierungserfolge saldiert mit Abschreibungen und Wertberichtigungen) für AfS-Finanzinstrumente in Höhe von 71 Mio € und für HtM-Finanzinstrumente in Höhe von –39 Mio € sind Belastungen im Zusammenhang mit den Finanzmarktturbulenzen aus Asset-backed-Securities-Portfolios in Höhe von –67 Mio € enthalten.

Angaben zur Gewinn- und Verlustrechnung

Im Vorjahr stellen die größten Posten in den Realisierungserfolgen aus dem Verkauf von AfS-Finanzinstrumenten die Verkaufsgewinne unseres Anteilsbesitzes an der Münchener Rückversicherungs-Gesellschaft AG (217 Mio €) dar. Darüber hinaus waren im Vorjahr weitere wesentliche Veräußerungsgewinne wie zum Beispiel Babcock & Brown Limited (55 Mio €) und Deutsche Lufthansa AG (40 Mio €) enthalten. Der Entkonsolidierungsgewinn aus dem Verkauf der Tochterunternehmen der Activest Gesellschaften Activest Investmentgesellschaft mbH, Activest Investmentgesellschaft Schweiz AG sowie Activest Investmentgesellschaft Luxembourg S.A. an die Pioneer Global Asset Management S.p.A. belief sich auf 543 Mio €. In den Abschreibungen und Wertberichtigungen auf Grundstücke und Gebäude waren in 2006 Bewertungsaufwendungen in Höhe von 130 Mio € im Vorfeld des Anfang 2007 finalisierten Verkaufs eines nicht strategischen Immobilienportfolios enthalten.

40 Andere nicht operative Aufwendungen

Im GuV-Posten »Andere nicht operative Aufwendungen« wurden im Vorjahr Aufwendungen in Höhe von 153 Mio € ausgewiesen, die aus der Änderung von Parametern in der Ermittlung der Fair Values im Wesentlichen für Held for Trading und Finanzinstrumente der Kategorie aFVtPL resultierten (»changes in accounting estimates« gemäß IAS 8.32 ff.). Es handelte sich dabei um einen in dieser Größenordnung einmaligen Effekt aus der erstmaligen Anwendung des Fair-Value-Abschlags, der weiteren Einflussgrößen auf die Marktwertermittlung Rechnung trug und damit die Qualität unserer konservativen Marktwertermittlung erhöhte. Wertänderungen des Fair-Value-Abschlags sind im Berichtsjahr im GuV-Posten Handelsergebnis mit –6 Mio € erfasst.

41 Ertragsteuern

in Mio €	2007	2006
Tatsächliche Steuern	– 326	– 199
Latente Steuern	– 468	324
Insgesamt	**– 794**	**125**

Der tatsächliche Steueraufwand des Jahres 2007 wurde um Steuererstattungen für frühere Jahre in Höhe von 61 Mio € vermindert.

Die latenten Steueraufwendungen des Jahres 2007 wurden durch die Umbewertungseffekte der Unternehmensteuerreform 2008 negativ beeinflusst. Der restliche Betrag setzt sich aus Aufwendungen aus der Auflösung von aktiven latenten Steuern für steuerliche Verlustvorträge und temporäre Differenzen und Erträgen aus dem Ansatz von bisher nicht angesetzten aktiven latenten Steuern auf den steuerlichen Verlustvortrag zusammen. Die Erträge auf Grund latenter Steuern resultierten im Vorjahr hauptsächlich aus Wertanpassungen latenter Ertragsteueransprüche.

Die Unterschiede zwischen den rechnerischen und den ausgewiesenen Ertragsteuern sind in der nachfolgenden Überleitungsrechnung dargestellt.

in Mio €	2007	2006
Ergebnis vor Steuern	2 962	1 618
Anzuwendender Steuersatz	26,4%	26,4%
Rechnerische Ertragsteuern	– 782	– 427
Steuereffekte		
aus Vorjahren und Steuersatzänderungen	– 134	+ 1
aus Auslandseinkünften	+ 18	+ 31
aus steuerfreien Erträgen	+ 240	+ 307
aus unterschiedlichen Rechtsnormen[1]	– 234	+ 22
aus nicht abziehbaren Aufwendungen	– 43	– 102
aus Wertanpassungen und dem Nichtansatz latenter Steuern[1]	+ 141	+ 293
aus Geschäfts- oder Firmenwertabschreibungen	—	—
aus sonstigen Unterschieden	—	—
Ausgewiesene Ertragsteuern	**– 794**	**125**

1 Vorjahreszahl angepasst: Der Gewerbesteuereffekt aus bisher nicht angesetzten aktiven latenten Steuern auf den steuerlichen Verlustvortrag wird nun in der Position Wertanpassungen dargestellt.

Der für das Berichtsjahr anzuwendende Steuersatz beträgt unverändert 26,4%. Er setzt sich aus dem in Deutschland geltenden Körperschaftsteuersatz von 25,0% und dem Solidaritätszuschlag in Höhe von 5,5% der Körperschaftsteuer zusammen.

In der Überleitungsposition Steuereffekte aus Vorjahren und Steuersatzänderungen sind insbesondere die positiven Wirkungen von Steuererstattungen für frühere Jahre mit den negativen Bewertungseffekten aus Steuersatzänderungen (insbesondere auf Grund der deutschen Unternehmensteuerreform 2008 in Höhe von 195 Mio €) saldiert ausgewiesen.

Die Steuereffekte aus Auslandseinkünften ergeben sich auf Grund der unterschiedlichen Steuersätze in den einzelnen Ländern.

Die Position Steuereffekte aus unterschiedlichen Rechtsnormen umfasst hauptsächlich die nicht nach einheitlichen Steuersätzen in Deutschland berechnete tatsächliche und latente Gewerbesteuer des

laufenden Jahres und die durch die Abzugsfähigkeit der Gewerbesteuer bedingte Minderung der Körperschaftsteuer und des Solidaritätszuschlags. Daneben berücksichtigt diese Position im Vorjahr auch den Ertrag aus der Aktivierung der abgezinsten Körperschaftsteuerguthaben.

Die Position Steuereffekte aus Wertanpassungen und dem Nichtansatz latenter Steuern beinhaltet die gesamten Ertragsteuereffekte aus der Verminderung und Erhöhung von latenten Steueransprüchen gemäß IAS 12.56 und IAS 12.37. Außerdem sind in dieser Position auch die Auswirkungen von temporären Unterschieden in Verbindung mit Tochtergesellschaften enthalten, für die nach den Regelungen des IAS 12.39 und 12.44 keine latenten Steuern zu bilanzieren sind.

Die latenten Steuerverpflichtungen bzw. die latenten Steueransprüche verteilen sich auf folgende Positionen:

		in Mio €
	2007 HVB GROUP NEU	**2006 HVB GROUP NEU**
Latente Steuerverpflichtungen		
Forderungen an Kreditinstitute/Kunden		
inkl. Risikovorsorge	106	84
Handelsaktiva/-passiva	115	103
Finanzanlagen	37	205
Sachanlagen/Immaterielle Vermögenswerte	62	77
Sonstige Aktiva/Sonstige Passiva/Derivate	216	292
Verbindlichkeiten Kreditinstitute/Kunden	2	0
Sonstiges	70	55
Ausgewiesene latente Steuerverpflichtungen	**608**	**816**
Latente Steueransprüche		
Handelsaktiva/-passiva	329	367
Finanzanlagen	55	177
Sachanlagen/Immaterielle Vermögenswerte	52	60
Rückstellungen	317	456
Sonstige Aktiva/Sonstige Passiva/Derivate	416	372
Forderungen an Kreditinstitute/Kunden		
inkl. Risikovorsorge	206	132
Verlustvorträge	364	579
Sonstiges	117	362
Ausgewiesene latente Steueransprüche	**1856**	**2505**

Durch das Unternehmensteuerreformgesetz 2008 wurde die tarifliche Gesamtsteuerbelastung von deutschen Kapitalgesellschaften ab 1. Januar 2008 gesenkt. Da das Unternehmensteuerreformgesetz am Bilanzstichtag bereits in Kraft getreten ist, erfolgte die Bewertung der latenten Steuern bei unseren inländischen Gesellschaften gemäß IAS 12 bereits zum 31. Dezember 2007 mit den geänderten Steuersätzen.

Der von der Ausschüttung unabhängige Körperschaftsteuersatz wurde von 25% auf 15% gesenkt, der Solidaritätszuschlag beträgt unverändert 5,5% von der Körperschaftsteuer. Gleichzeitig erfolgte die Streichung der Abzugsfähigkeit der Gewerbsteuer und eine Reduzierung der Gewerbesteuermesszahl von 5% auf 3,5%. Bei der HVB AG ergibt sich daraus zum Bilanzstichtag eine Senkung des Gesamtbewertungssatzes für latente Steuern von 39,7% auf 31,4%.

Zu Gunsten der AfS-Rücklage wurden wurden 9 Mio € und zu Gunsten der Hedge-Rücklage 256 Mio € latente Steueransprüche gebucht. Auf Grund des Wahlrechts gemäß IAS 19.93 A wurden aktive latente Steuern in Höhe von 87 Mio € direkt mit dem Eigenkapital gutgeschrieben. Bei den angegebenen direkt mit den Rücklagen verrechneten latenten Steuern handelt es sich jeweils um den Saldo zwischen aktiven und passiven latenten Steuern und um die Beträge vor Korrektur wegen der Anteile in Fremdbesitz.

Für steuerliche Verlustvorträge der HVB Group in Höhe von 4843 Mio € (2006 HVB Group neu: 5142 Mio €) und abzugsfähige temporäre Unterschiede in Höhe von 1108 Mio € (2006 HVB Group neu: 1130 Mio €) wurden gemäß IAS 12 keine latenten Steueransprüche angesetzt.

Angaben zur Gewinn- und Verlustrechnung

42 Gewinn- und Verlustrechnung und Ergebnis je Aktie aufgegebener Geschäftsbereiche

Als aufgegebene Geschäftsbereiche wurden zum Jahresultimo 2006 die BA-CA Gruppe, die IMB, HVB Bank Ukraine, AS UniCredit Bank, Riga, sowie die HVB AG Filialen Tallinn und Vilnius definiert. Nachdem diese Gesellschaften und Filialen in 2007 vollständig verkauft bzw. übertragen wurden, sind im Finanzanlageergebnis der Erfolgsrechnung aufgegebener Geschäftsbereiche im Geschäftsjahr 2007 die Veräußerungsgewinne bezüglich der obengenannten Gesellschaften und Filialen in Höhe von 3782 Mio € vor Steuern enthalten. Die auf diese Veräußerungsgewinne entfallenden Steuern gemäß IFRS betragen insgesamt 84 Mio €. Daneben sind in 2007 auch die Erträge und Aufwendungen der HVB AG-Filialen Tallinn und Vilnius bis 1. März 2007 (Economic Completion Date) ausgewiesen.

Die Vorjahreszahlen enthalten dagegen die Erträge und Aufwendungen aus der Geschäftstätigkeit aller als aufgegebene Geschäftsbereiche definierten Gesellschaften und Filialen. Dabei war der Gewinn (nach Steuern und nach Fremdanteilen) der aufgegebenen Geschäftsbereiche in Höhe von 2780 Mio € im Geschäftsjahr 2006 stark geprägt durch per saldo positive Sondereffekte, die bei der BA-CA angefallen sind. Beim Ergebnis vor Steuern (3699 Mio €) beliefen sich die Sondereffekte 2006 auf 1868 Mio €. Als Sondereffekte definierten wir die im Finanzanlageergebnis vereinnahmten Veräußerungsgewinne bezüglich der Bank BPH Gruppe (1756 Mio €) und der HVB Splitska banka (669 Mio €) saldiert mit Aufwendungen für Restrukturierungen in Höhe von 248 Mio €, mit dem Einmalaufwand in der Kreditrisikovorsorge in Höhe von 278 Mio € aus methodisch bedingten Umstellungen und mit anderen nicht operativen Aufwendungen in Höhe von 31 Mio €. Bereinigt um diese Effekte lag das Ergebnis vor Steuern 2006 bei 1831 Mio €.

Gewinn- und Verlustrechnung aufgegebener Geschäftsbereiche:

in Mio €	2007	2006
Zinsüberschuss	1	2966
Provisionsüberschuss	—	1715
Handelsergebnis	—	462
Saldo sonstige Aufwendungen/Erträge	—	72
Operative Erträge	**1**	**5215**
Verwaltungsaufwand	−1	−2905
Operatives Ergebnis	**—**	**2310**
Zuführungen zu Rückstellungen	—	−103
Abschreibungen auf Geschäfts- oder Firmenwerte	—	—
Aufwendungen für Restrukturierungen	—	−248
Kreditrisikovorsorge	—	−728
Finanzanlageergebnis	3782	2499
Andere nicht operative Aufwendungen	—	−31
Ergebnis vor Steuern	**3782**	**3699**
Ertragsteuern	−84	−242
Ergebnis nach Steuern	**3698**	**3457**
Fremdanteile am Ergebnis	—	−677
Gewinn/Verlust	**3698**	**2780**

Ergebnis je Aktie aufgegebener Geschäftsbereiche:

	2007	2006
Ergebnis je Aktie in €	**4,68**	**3,71**

43 Ergebnis je Aktie

HVB GROUP GESAMT	2007	2006
Gewinn (in Mio €)	5748	4420
Durchschnittliche Anzahl der Aktien	789462539	750699140
Ergebnis je Aktie in €	7,28	5,89

HVB GROUP NEU	2007	2006
Gewinn (in Mio €)	2050	1640
Gewinn (bereinigt)[1] in Mio €	1603	1128
Durchschnittliche Anzahl der Aktien	789462539	750699140
Ergebnis je Aktie in €	2,60	2,18
Ergebnis je Aktie (bereinigt)[1] in €	2,03	1,50

1 2007 bereinigt um den Effekt aus der Verzinsung des Kaufpreises bezüglich der Veräußerung aufgegebener Geschäftsbereiche, um die Veräußerungsgewinne Indexchange, Münchener Rück und FMS Bank, um Aufwendungen für Restrukturierungen sowie Steuerbelastungen im Rahmen der Unternehmensteuerreform.
2006 bereinigt um die Veräußerungsgewinne Activest Gesellschaften und Münchener Rück sowie um die Bewertungsaufwendungen für den angekündigten Verkauf eines nicht strategischen Immobilienportfolios, Aufwendungen für Restrukturierungen, Methodenänderung Kreditrisikovorsorge und andere nicht operative Aufwendungen.

Angaben zur Bilanz

44 Barreserve

In der Barreserve sind im Berichtsjahr 551 Mio € (Vorjahr: 508 Mio €) Kassenbestand enthalten.

45 Handelsaktiva

		in Mio €
	2007	2006
Bilanzielle Finanzinstrumente		
Festverzinsliche Wertpapiere	64391	49248
Eigenkapitalinstrumente	18084	16494
Sonstige bilanzielle Handelsaktiva	39122	6355
Positive beizulegende Zeitwerte		
aus derivativen Instrumenten	**59258**	**35531**
Insgesamt	180855	107628

In den Handelsaktiva sind 1706 Mio € nachrangige Vermögenswerte enthalten.

Handelsaktiva von nahestehenden Unternehmen:

		in Mio €
	2007	2006
Verbundene, nicht einbezogene Unternehmen	11601	243
Gemeinschaftsunternehmen	—	—
Assoziierte Unternehmen	—	11
Sonstige Beteiligungsunternehmen	94	91
Insgesamt	**11695**	**345**

46 aFVtPL-Finanzinstrumente

		in Mio €
	2007	2006
Festverzinsliche Wertpapiere	10389	8705
Eigenkapitalinstrumente	—	—
Investmentzertifikate	3	89
Schuldscheindarlehen	2545	2934
Sonstige finanzielle Vermögenswerte		
designiert als aFVtPL	—	—
Insgesamt	**12937**	**11728**

Bei den Schuldscheindarlehen handelt es sich zu 82% um Emissionen von Bundesländern und Gebietskörperschaften in der Bundesrepublik Deutschland. Die restlichen Schuldscheindarlehen wurden durch europäische zentrale und regionale Regierungen emittiert.

Auf Grund der einwandfreien Bonität der Schuldscheindarlehen sind in den Fair-Value-Schwankungen keine Effekte aus Bonitätsveränderungen enthalten.

In den aFVtPL-Finanzinstrumenten sind 276 Mio € nachrangige Vermögenswerte enthalten.

47 AfS-Finanzinstrumente

		in Mio €
	2007	2006
Festverzinsliche Wertpapiere	3545	2720
Eigenkapitalinstrumente	2460	2690
Sonstige AfS-Finanzinstrumente	619	1094
Wertgeminderte Vermögenswerte	115	—
Insgesamt	**6739**	**6504**

Unter den AfS-Finanzinstrumenten sind 1209 Mio € gemäß IAS 39.46 C at cost bewertete Finanzinstrumente enthalten.

In den AfS-Finanzinstrumenten sind insgesamt 115 Mio € wertgeminderte Vermögenswerte enthalten, bei denen im Berichtsjahr 57 Mio € Wertminderungen erfolgswirksam in der Gewinn- und Verlustrechnung erfasst wurden. Unter den nicht wertgeminderten Fremdkapitalinstrumenten befinden sich keine überfälligen Finanzinstrumente.

In den AfS-Finanzinstrumenten sind 473 Mio € nachrangige Vermögenswerte enthalten.

Angaben zur Bilanz (F

48 Anteile an assoziierten Unternehmen, Joint Ventures und nicht konsolidierten Tochterunternehmen

		in Mio €
	2007	2006
Nicht konsolidierte Tochterunternehmen	282	588
Joint Ventures	—	—
At-Equity bewertete assoziierte Unternehmen	34	35
darunter: Geschäfts- oder Firmenwerte	—	—
Sonstige assoziierte Unternehmen	1	65
Ingesamt	**317**	**688**

Bestandsentwicklung der Anteile an assoziierten Unternehmen, Joint Ventures und nicht konsolidierten Tochterunternehmen:

		in Mio €
	2007	2006
Anschaffungskosten 1.1.	**973**	**1034**
Zu-/Abschreibungen der Vorjahre	– 285	– 489
Buchwerte 1.1.	**688**	**545**
Zugänge	**36**	**323**
Käufe	9	57
Zuschreibungen	2	—
Auswirkungen aus Währungsumrechnungen	—	—
Sonstige Zugänge	25	266
Abgänge	**– 407**	**– 180**
Verkäufe	– 87	– 139
Wertminderungen	– 5	– 38
Auswirkungen aus Währungsumrechnungen	– 6	– 3
Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	– 7	—
Sonstige Abgänge	– 302	—
Buchwert 31.12.	**317**	**688**
Zu-/Abschreibungen der Vorjahre zuzüglich des Berichtsjahres	162	285
Anschaffungskosten 31.12.	**479**	**973**

49 HtM-Finanzinstrumente

		in Mio €
	2007	2006
Festverzinsliche Wertpapiere	3017	471
Sonstige HtM-Finanzinstrumente	24	—
Wertgeminderte Vermögenswerte	17	—
Ingesamt	**3058**	**471**

In den HtM-Finanzinstrumenten sind insgesamt 17 Mio € wertgeminderte Vermögenswerte enthalten, bei denen im Berichtsjahr 51 Mio € Wertminderungen erfolgswirksam in der Gewinn- und Verlustrechnung erfasst wurden. Unter den nicht wertgeminderten Fremdkapitalinstrumenten befinden sich keine überfälligen Finanzinstrumente.

In den HtM-Finanzinstrumenten sind 24 Mio € nachrangige Vermögenswerte enthalten.

Bestandsentwicklung der HtM-Finanzinstrumente:

		in Mio €
	2007	2006
Bestand zum 1.1.	**471**	**772**
Zugänge		
Käufe	2579	44
Zuschreibungen	11	—
Sonstige Zugänge	313	4
Abgänge		
Verkäufe	—	—
Einlösungen bei Fälligkeit	–206	–257
Abschreibungen	–51	—
Sonstige Abgänge	–59	–92
Bestand zum 31.12.	**3058**	**471**

Verkäufe sind ausschließlich als Reaktion auf eine Bonitätsverschlechterung des Emittenten erfolgt.

HtM-Finanzinstrumente von nahestehenden Unternehmen:

	2007	2006
		in Mio €
Verbundene, nicht einbezogene Unternehmen	2124	—
Gemeinschaftsunternehmen	—	—
Assoziierte Unternehmen	—	—
Sonstige Beteiligungsunternehmen	—	—
Insgesamt	2124	—

50 Forderungen an Kreditinstitute

	2007	2006
		in Mio €
Forderungen an Zentralnotenbanken	**6081**	**3162**
Forderungen an Kreditinstitute	**42785**	**40685**
Kontokorrentkonten	10265	8433
Sonstige Forderungen	32520	32252
Insgesamt	**48866**	**43847**

In den Forderungen an Kreditinstitute sind 1126 Mio € nachrangige Vermögenswerte enthalten.

Die Angabe der Forderungen an Kreditinstitute erfolgt jeweils gekürzt um die darauf entfallenden Wertberichtigungen auf Forderungen. Diese gliedern sich wie folgt auf:

FORDERUNGEN AN KREDITINSTITUTE	EINWANDFREIE FORDERUNGEN			EINWANDFREIE, ÜBERFÄLLIGE FORDERUNGEN			WERTBERICHTIGTE FORDERUNGEN		in Mio €
	BUCHWERT VOR WERT-BERICHTIGUNG	PORTFOLIO-WERT-BERICHTIGUNG[1]	BUCHWERT	BUCHWERT VOR WERT-BERICHTIGUNG	PORTFOLIO-WERT-BERICHTIGUNG[1]	BUCHWERT	BUCHWERT VOR WERT-BERICHTIGUNG	EINZEL-WERT-BERICHTIGUNG	BUCHWERT
2007	48869	9	48860	0	0	0	83	77	6

1 Inklusive Länderwertberichtigung.

Die wertberichtigten Forderungen sind als Forderungen der Bonitätsklassen 8–, 9 und 10 definiert. Darin enthalten sind auch Forderungen in Höhe von 1 Mio €, die grundsätzlich die Kriterien für eine Wertberichtigung erfüllen, aber wegen voll werthaltiger Sicherheiten nicht wertberichtigt werden.

Forderungen an nahestehende Unternehmen:

	2007	2006
		in Mio €
Verbundene, nicht einbezogene Unternehmen	9319	5442
Gemeinschaftsunternehmen	—	—
Assoziierte Unternehmen	—	31
Sonstige Beteiligungsunternehmen	323	46
Insgesamt	**9642**	**5519**

51 Forderungen an Kunden

	2007	2006
		in Mio €
Kontokorrentkonten	8062	17950
Repos[1]	3160	1962
Hypothekendarlehen	69956	79559
Finanzierungs-Leasing	929	719
Sonstige Forderungen	78139	63841
Ingesamt	**160246**	**164031**

1 Echte Pensionsgeschäfte.

In den Forderungen an Kunden sind 197 Mio € nachrangige Vermögenswerte enthalten.

Angaben zur Bilanz

Die Angabe der Forderungen an Kunden erfolgen jeweils gekürzt um Wertberichtigungen auf Forderungen. Diese gliedern sich wie folgt auf:

in Mio €

FORDERUNGEN AN KUNDEN	EINWANDFREIE FORDERUNGEN			EINWANDFREIE, ÜBERFÄLLIGE FORDERUNGEN			WERTBERICHTIGTE FORDERUNGEN		
	BUCHWERT VOR WERT-BERICHTIGUNG	PORTFOLIO-WERT-BERICHTIGUNG[1]	BUCHWERT	BUCHWERT VOR WERT-BERICHTIGUNG	PORTFOLIO-WERT-BERICHTIGUNG[1]	BUCHWERT	BUCHWERT VOR WERT-BERICHTIGUNG	EINZEL-WERT-BERICHTIGUNG	BUCHWERT
2007	151 492	494	150 998	4 573	17	4 556	9 188	4 496	4 692

1 Inklusive Länderwertberichtigung.

Die wertberichtigten Forderungen sind als Forderungen der Bonitätsklassen 8–, 9 und 10 definiert. Darin enthalten sind auch Forderungen in Höhe von 164 Mio €, die grundsätzlich die Kriterien für eine Wertberichtigung erfüllen, aber wegen voll werthaltiger Sicherheiten nicht wertberichtigt werden.

Zeitliche Aufgliederung des Buchwerts der einwandfreien, überfälligen Forderungen nach der Überfälligkeitsdauer.

Einwandfreie, überfällige Forderungen:

in Mio €

	1–30 TAGE	31–60 TAGE	61–90 TAGE
Buchwerte	4 124[1]	153	279

1 Davon 1 bis 5 Tage: 2539 Mio €.

Forderungen an nahestehende Unternehmen:

in Mio €

	2007	2006
Verbundene, nicht einbezogene Unternehmen	821	1 124
Gemeinschaftsunternehmen	7	9
Assoziierte Unternehmen	118	123
Sonstige Beteiligungsunternehmen	1 633	1 298
Insgesamt	**2 579**	**2 554**

Forderungen an Kunden aus dem Leasinggeschäft (Finanzierungs-Leasing):

in Mio €

	2007	2006
Bruttoinvestitionswert (Restlaufzeiten)		
bis 1 Jahr	373	326
über 1 Jahr bis 5 Jahre	619	435
über 5 Jahre	33	24
Bruttoinvestitionswert insgesamt	**1 025**	**785**
darunter:		
Nicht garantierte Restwerte	—	—
Unrealisierter Finanzertrag (Restlaufzeiten)		
bis 1 Jahr	– 38	– 27
über 1 Jahr bis 5 Jahre	– 56	– 37
über 5 Jahre	– 2	– 2
Unrealisierter Finanzertrag insgesamt	**– 96**	**– 66**
Nettoinvestitionswert (Restlaufzeiten)		
bis 1 Jahr	335	299
über 1 Jahr bis 5 Jahre	563	398
über 5 Jahre	31	22
Nettoinvestitionswert insgesamt	**929**	**719**

Der Bruttoinvestitionswert ist aus Sicht des Leasinggebers die Summe aus den Mindestleasingzahlungen in einem Finanzierungsleasing und jeglichem dem Leasinggeber zustehenden nicht garantierten Restwert. Die Mindestleasingzahlungen sind dabei diejenigen Zahlungen, welche der Leasingnehmer während der Laufzeit des Leasingverhältnisses zu zahlen hat oder zu denen er herangezogen werden kann, sowie jegliche garantierten Restwerte.

Der nicht garantierte Restwert ist derjenige Teil des Restwerts des Leasinggegenstands, dessen Realisierung durch den Leasinggeber nicht gewiss ist. Maßgeblich für die Bemessung ist die Schätzung zum Zeitpunkt des Leasingbeginns.

Der unrealisierte Finanzertrag bezeichnet die Differenz zwischen dem Bruttoinvestitionswert des Leasinggebers aus dem Leasingverhältnis und dessen Barwert (Nettoinvestitionswert).

52 Wertberichtigungen auf Forderungen an Kunden und Kreditinstitute

Bestandsentwicklung:

in Mio €

	EINZELWERT-BERICHTIGUNGEN	PORTFOLIOWERT-BERICHTIGUNGEN	INSGESAMT
Bestand zum 1.1.2006 HVB Group gesamt	**11919**	**592**	**12511**
Aufgegebene Geschäftsbereiche	–3159	–124	–3283
Bestand zum 1.1.2006 HVB Group neu	**8760**	**468**	**9228**
Erfolgswirksame Veränderungen			
Bruttozuführungen	1592	281	1873
Auflösungen	–853	–11	–864
Erfolgsneutrale Veränderungen			
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis sowie			
auf Grund von Umklassifizierungen der zur Veräußerung gehaltenen Veräußerungsgruppen	–397	—	–397
Inanspruchnahme von bestehenden Wertberichtigungen	–3569	–267	–3836
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	62	2	64
Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	—	—	—
Bestand zum 31.12.2006 HVB Group neu	**5595**	**473**	**6068**

	EINZELWERT-BERICHTIGUNGEN	PORTFOLIOWERT-BERICHTIGUNGEN[1]	INSGESAMT
Bestand zum 1.1.2007	**5595**	**473**	**6068**
Erfolgswirksame Veränderungen			
Bruttozuführungen	1508	235	1743
Auflösungen	–1131	–15	–1146
Erfolgsneutrale Veränderungen			
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis sowie			
auf Grund von Umklassifizierungen der zur Veräußerung gehaltenen Veräußerungsgruppen	—	—	—
Inanspruchnahme von bestehenden Wertberichtigungen	–1376	–194	–1570
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	–23	21	–2
Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	—	—	—
Bestand zum 31.12.2007	**4573**	**520**	**5093**

1 Inklusive Länderwertberichtigung.

Angaben zur Bilanz (Fortsetzung)

Aufgliederung der Wertberichtigungen auf Forderungen:

in Mio €

FORDERUNGEN AN KUNDEN	EINWANDFREIE FORDERUNGEN			WERTBERICHTIGTE FORDERUNGEN		
	BUCHWERT VOR WERTBERICHTIGUNG	PORTFOLIO-WERTBERICHTIGUNG[1]	BUCHWERT	BUCHWERT VOR WERTBERICHTIGUNG	EINZELWERTBERICHTIGUNG	BUCHWERT
2007						
Forderungen an Kreditinstitute	48869	9	48860	83	77	6
Forderungen an Kunden	156065	511	155554	9188	4496	4692
2006						
Forderungen an Kreditinstitute	43809	—	43809	139	101	38
Forderungen an Kunden	157515	473	157042	12483	5494	6989

1 2007 inklusive Länderwertberichtigung.

53 Hedging-Derivate

In diesem Bilanzposten werden die positiven beizulegenden Zeitwerte von Hedging-Derivaten in Höhe von 500 Mio € ausgewiesen, die vor allem zur Absicherung des Marktzinsrisikos eingesetzt werden.

54 Sachanlagen

in Mio €

	2007	2006
Betrieblich genutzte Sachanlagen[1]		
Grundstücke und Gebäude	1106	1249
Betriebs- und Geschäftsausstattung	231	271
Ingesamt	**1337**	**1520**

1 Darin enthalten sind Leasinggegenstände in Höhe von 1 Mio €.

Bestandsentwicklung der betrieblich genutzten Sachanlagen:

2006 (in Mio €)	GRUNDSTÜCKE UND GEBÄUDE	BETRIEBS- UND GESCHÄFTS-AUSSTATTUNG	BETRIEBLICH GENUTZTE SACHANLAGEN[1]
Anschaffungskosten 1.1.	**2252**	**1204**	**3456**
Zu-/Abschreibungen der Vorjahre	– 997	– 926	– 1923
Buchwerte 1.1.	**1255**	**278**	**1533**
Zugänge			
Käufe	8	91	99
Zuschreibungen	—	—	—
Auswirkungen aus Währungsumrechnungen	—	2	2
Sonstige Zugänge[2]	198	183	381
Abgänge			
Verkäufe	– 58	– 172	– 230
Abschreibungen	– 50	– 82	– 132
Wertminderungen	– 22	– 2	– 24
Auswirkungen aus Währungsumrechnungen	—	– 3	– 3
Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	– 19	– 3	– 22
Sonstige Abgänge[2]	– 63	– 21	– 84
Buchwert 31.12.	**1249**	**271**	**1520**
Zu-/Abschreibungen der Vorjahre zuzüglich des Berichtsjahres	1069	1010	2079
Anschaffungskosten 31.12.	**2318**	**1281**	**3599**

2007	GRUNDSTÜCKE UND GEBÄUDE	BETRIEBS- UND GESCHÄFTS-AUSSTATTUNG	BETRIEBLICH GENUTZTE SACHANLAGEN[1]
Anschaffungskosten 1.1.	**2318**	**1281**	**3599**
Zu-/Abschreibungen der Vorjahre	– 1069	– 1010	– 2079
Buchwerte 1.1.	**1249**	**271**	**1520**
Zugänge			
Käufe	2	69	71
Zuschreibungen	—	—	—
Auswirkungen aus Währungsumrechnungen	—	—	—
Sonstige Zugänge[2]	23	42	65
Abgänge			
Verkäufe	– 52	– 30	– 82
Abschreibungen	– 48	– 78	– 126
Wertminderungen	– 2	– 1	– 3
Auswirkungen aus Währungsumrechnungen	—	—	—
Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	—	—	—
Sonstige Abgänge[2]	– 66	– 42	– 108
Buchwert 31.12.	**1106**	**231**	**1337**
Zu-/Abschreibungen der Vorjahre zuzüglich des Berichtsjahres	1119	1087	2206
Anschaffungskosten 31.12.	**2225**	**1318**	**3543**

1 Einschließlich Leasinggegenstände.
2 Hierin sind auch Veränderungen im Konsolidierungskreis enthalten.

Angaben zur Bilanz (Fortsetzung)

55 Investment Properties

Der beizulegende Zeitwert der Grundstücke und Gebäude, die als Finanzinvestition gehalten und zu fortgeführten Anschaffungskosten bewertet werden, belief sich in der HVB Group auf 502 Mio € (2006: 516 Mio € HVB Group). Die hier zur Wertermittlung erstellten Gutachten basieren auf von externen Gutachtern angewendeten anerkannten Bewertungsverfahren, überwiegend in der Form von Sach- und Ertragswertverfahren.

Der Zugang der mit dem Fair Value bewerteten Investment Properties in Höhe von 1459 Mio € in 2007 ist auf die Erstkonsolidierung des Immobilien-Sondervermögens Euro ImmoProfil zurückzuführen. Die für dieses Portfolio angesetzten Fair Values stellen Ergebnisse von Wertgutachten externer Sachverständiger dar.

Investment Properties:

2006 (in Mio €)	BEWERTET AT COST	BEWERTET ZUM FAIR VALUE
Anschaffungskosten 1.1.	**562**	**—**
Zu-/Abschreibungen der Vorjahre	– 243	—
Buchwerte 1.1.	**319**	**—**
Zugänge		
Käufe	4	—
Zuschreibungen	11	—
Auswirkungen aus Währungsumrechnungen	1	—
Sonstige Zugänge[1]	1229	—
Abgänge		
Verkäufe	– 136	—
Abschreibungen	– 12	—
Wertminderungen	– 174	—
Auswirkungen aus Währungsumrechnungen	—	—
Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	– 314	—
Sonstige Abgänge[1]	– 455	—
Buchwert 31.12.	**473**	**—**
Zu-/Abschreibungen der Vorjahre zuzüglich des Berichtsjahres	418	—
Anschaffungskosten 31.12.	**891**	**—**

1 Hierin sind auch Veränderungen im Konsolidierungskreis enthalten.

Investment Properties:

2007 (in Mio €)	BEWERTET AT COST	BEWERTET ZUM FAIR VALUE
Anschaffungskosten 1.1.	**891**	**—**
Zu-/Abschreibungen der Vorjahre	– 418	—
Buchwerte 1.1.	**473**	**—**
Zugänge		
Käufe	12	—
Zuschreibungen	8	—
Auswirkungen aus Währungsumrechnungen	—	—
Sonstige Zugänge[1]	3	1459
Abgänge		
Verkäufe	– 13	—
Abschreibungen	– 5	—
Wertminderungen	– 3	—
Auswirkungen aus Währungsumrechnungen	—	—
Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	– 26	—
Sonstige Abgänge[1]	– 18	—
Buchwert 31.12.	**431**	**1459**
Zu-/Abschreibungen der Vorjahre zuzüglich des Berichtsjahres	418	—
Anschaffungskosten 31.12.	**849**	**1459**

1 Hierin sind auch Veränderungen im Konsolidierungskreis enthalten.

56 Immaterielle Vermögenswerte

Abschreibungen auf Geschäfts- oder Firmenwerte werden in einem separaten Posten der Gewinn- und Verlustrechnung ausgewiesen. Abschreibungen auf Software sowie sonstige immaterielle Vermögenswerte werden grundsätzlich im Posten Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen innerhalb des Verwaltungsaufwands erfasst.

in Mio €	2007	2006
Geschäfts- oder Firmenwerte	**421**	**422**
Sonstige immaterielle Vermögenswerte		
Selbsterstellte immaterielle Vermögenswerte	180	189
Sonstige immaterielle Vermögenswerte	169	197
Insgesamt	**770**	**808**

[redacted]

Bestandsentwicklung der immateriellen Vermögenswerte:

			in Mio €
2006	GESCHÄFTS- ODER FIRMENWERTE AUS VERBUNDENEN UNTERNEHMEN	SELBSTERSTELLTE IMMATERIELLE VERMÖGENSWERTE	SONSTIGE IMMATERIELLE VERMÖGENSWERTE
Anschaffungskosten 1.1.	**1 091**	**514**	**604**
Zu-/Abschreibungen der Vorjahre	– 667	– 290	– 378
Buchwerte 1.1.	**424**	**224**	**226**
Zugänge			
Käufe	—	51	48
Zuschreibungen	—	—	—
Auswirkungen aus Währungsumrechnungen	—	—	1
Sonstige Zugänge[1]	—	349	198
Abgänge			
Verkäufe	—	– 118	– 34
Abschreibungen	—	– 73	– 67
Wertminderungen	—	—	– 3
Auswirkungen aus Währungsumrechnungen	—	—	– 2
Zur Veräußerung gehaltene langfristige Vermögenswerte			
oder Veräußerungsgruppen	– 2	—	– 2
Sonstige Abgänge[1]	—	– 244	– 168
Buchwert 31.12.	**422**	**189**	**197**
Zu-/Abschreibungen der Vorjahre zuzüglich des Berichtsjahres	667	363	448
Anschaffungskosten 31.12.	**1 089**	**552**	**645**

1 Hierin sind auch Veränderungen im Konsolidierungskreis enthalten.

Angaben zur Bilanz (F[illegible])

Bestandsentwicklung der immateriellen Vermögenswerte:

2007	GESCHÄFTS- ODER FIRMENWERTE AUS VERBUNDENEN UNTERNEHMEN	SELBSTERSTELLTE IMMATERIELLE VERMÖGENSWERTE	SONSTIGE IMMATERIELLE VERMÖGENSWERTE (in Mio €)
Anschaffungskosten 1.1.	**1 089**	**552**	**645**
Zu-/Abschreibungen der Vorjahre	– 667	– 363	– 448
Buchwerte 1.1.	**422**	**189**	**197**
Zugänge			
Käufe	—	60	56
Zuschreibungen	—	—	—
Auswirkungen aus Währungsumrechnungen	—	—	—
Sonstige Zugänge[1]	—	19	20
Abgänge			
Verkäufe	– 1	– 20	– 29
Abschreibungen	—	– 48	– 63
Wertminderungen	—	– 1	– 12
Auswirkungen aus Währungsumrechnungen	—	—	—
Umbuchungen	—	—	—
Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	—	—	—
Sonstige Abgänge[1]	—	– 19	—
Buchwert 31.12.	**421**	**180**	**169**
Zu-/Abschreibungen der Vorjahre zuzüglich des Berichtsjahres	667	412	523
Anschaffungskosten 31.12.	**1 088**	**592**	**692**

1 Hierin sind auch Veränderungen im Konsolidierungskreis enthalten.

57 Ertragsteueransprüche

in Mio €	2007	2006
Tatsächliche Steuern	324	240
Latente Steuern	1 856	2 505
Insgesamt	**2 180**	**2 745**

58 Vermögenswerte aufgegebener Geschäftsbereiche

in Mio €		
AKTIVA	**31.12.2007**	**31.12.2006**
Barreserve	—	2 133
Handelsaktiva	—	17 188
aFVtPL-Finanzinstrumente	—	487
AfS-Finanzinstrumente	—	9 724
Anteile an assoziierten Unternehmen, Joint Ventures und nicht konsolidierten Tochterunternehmen	—	1 588
HtM-Finanzinstrumente	—	5 962
Forderungen an Kreditinstitute	—	33 427
Forderungen an Kunden	—	85 757
Hedging-Derivate	—	1 207
Sachanlagen	—	915
Investment Properties	—	535
Immaterielle Vermögenswerte	—	1 984
Ertragsteueransprüche	—	1 022
Sonstige Aktiva	—	1 518
Summe der Aktiva	**—**	**163 447**

Zum Jahresende 2007 sind sämtliche per 31. Dezember 2006 als aufgegebene Geschäftsbereiche definierten Gesellschaften und Filialen verkauft bzw. übertragen, und zwar die BA-CA Gruppe, die IMB, die AS UniCredit Bank und die HVB Bank Ukraine im ersten Quartal 2007 und die HVB AG Filialen Tallinn und Vilnius im dritten Quartal 2007.

59 Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen

Langfristige Vermögenswerte, die zur Veräußerung gehalten werden sowie die Vermögenswerte einer zur Veräußerung gehaltenen Veräußerungsgruppe stellen wir in der Bilanz gemäß IFRS 5 separat dar. In diesem Posten ist unter anderem folgender Sachverhalt enthalten:

- Im Dezember 2007 wurden aus dem Euro ImmoProfil, einem per 31. Dezember 2007 erstmals vollkonsolidierten Immobilien-Sondervermögen, Immobilien an konzernfremde Dritte verkauft. Der Übergang von Besitz, Nutzen und Lasten wird im ersten Quartal 2008 erfolgen. Entsprechend sind diese Immobilien gemäß IFRS 5 als zur Veräußerung bestimmt klassifiziert.

in Mio €		
AKTIVA	**31.12.2007**	**31.12.2006**
Barreserve	—	—
Handelsaktiva	—	—
aFVtPL-Finanzinstrumente	—	—
AfS-Finanzinstrumente	—	343
Anteile an assoziierten Unternehmen, Joint Ventures und nicht konsolidierten Tochterunternehmen	7	—
HtM-Finanzinstrumente	—	—
Forderungen an Kreditinstitute	—	3
Forderungen an Kunden	—	614
Hedging-Derivate	—	—
Sachanlagen	—	—
Investment Properties	257	22
Immaterielle Vermögenswerte	—	4
Ertragsteueransprüche	—	5
Sonstige Aktiva	1	13
Summe der Aktiva	**265**	**1 004**

60 Sonstige Aktiva

In den Sonstigen Aktiva sind Rechnungsabgrenzungsposten in Höhe von 119 Mio € (Vorjahr: 157 Mio €) enthalten.

Angaben zur Bilanz

61 Verbriefungsgeschäfte (Securitization)

Bei Securitization handelt es sich um die vollständige oder teilweise Weitergabe von Kreditrisiken ausgewählter, vorab exakt definierter Kreditportfolios an den Kapitalmarkt. Vorrangige Motivation unserer bankeigenen Securitization-Programme sind die Risikoentlastung unseres Kreditportfolios sowie eine wertschöpfende optimale Kapitalallokation. Der Risikotransfer und die daraus folgende Eigenkapitalentlastung wird bei synthetischer Securitization im Wesentlichen durch Besicherung in Form von Garantien oder Kreditderivaten (Credit Default Swaps, Credit Linked Notes) und bei traditioneller Securitization durch den Verkauf (True Sale) von Bilanzaktiva erreicht.

Die HVB Group gesamt hat in 2007 ihre Verbriefungsaktivitäten mit vier neuen Verbriefungstransaktionen (Geldilux-TS-2007; EuroConnect Issuer LC 2007-1; EuroConnect Issuer SME 2007-1 und Building Comfort 2007-1) fortgesetzt. Das hierdurch neu ausplatzierte Kreditvolumen belief sich zum Jahresende auf 11,4 Mrd € bei einer Entlastung der gewichteten Risikoaktiva nach KWG in Höhe von 7,7 Mrd €. In 2007 sind hingegen die Transaktionen Promise-XXS 2003-1, Provide-A 2001-1, sowie Geldilux-TS-2003 mit einem Gesamtkreditvolumen von 1,0 Mrd € ausgelaufen. Hierdurch ist eine Entlastung der gewichteten Risikoaktiva nach KWG in Höhe von 0,9 Mrd € entfallen.

Zum 31. Dezember 2007 betrug das Kreditvolumen der gesamten laufenden Securitization-Programme der HVB Group gesamt 35,0 Mrd € (2006: 30,0 Mrd €) mit einer Entlastungswirkung auf die gewichteten Risikoaktiva nach KWG in Höhe von 24,1 Mrd € (2006: 21,4 Mrd € nach KWG).

Bei den durchgeführten True Sale-Transaktionen Geldilux-TS-2005, sowie Geldilux-TS-2007 sind die zugrunde liegenden Forderungen im Buchwert von 7,6 Mrd € weiterhin in der Bilanz voll erfasst. Die hierfür aufgesetzten Zweckgesellschaften Geldilux-TS-2005 S.A. sowie Geldilux-TS-2007 S.A. werden nach SIC 12 vollkonsolidiert.

Bei Securitization-Programmen wird in der Regel ein geringer Teil der Risiken in Form von First Loss Pieces (nachrangigste Tranchen) bzw. von Zinsunterbeteiligungen (Interest Subparticipations) durch den Originator (verbriefendes Institut) zurückbehalten.

Bei den neuen Transaktionen EuroConnect Issuer LC 2007-1 und EuroConnect Issuer SME 2007-1 haben wir die nachrangigste Tranche komplett und bei der Transaktion Building Comfort 2007-1 zum Teil verkauft.

Für die nachfolgend aufgelisteten Verbriefungstransaktionen betragen die First Loss Pieces insgesamt 118,7 Mio € und die Zinsunterbeteiligungen insgesamt 113,5 Mio €.

[redacted]

[redacted]

SICHERUNGSNEHMER	NAME DER TRANSAKTION	RECHTLICHE LAUFZEIT DER TRANSAKTION / ERWARTETE LAUFZEIT DER TRANSAKTION	FORDERUNGSART	KREDIT-VOLUMEN in Mio €	ENTLASTUNG DER GEWICHTETEN RISIKO-AKTIVA NACH KWG[1] in Mio €
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2001-1	27.12.2039 27.12.2007			ausgelaufen im Dezember 2007
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2002-1	23.7.2054 18.1.2009	private Hypothekendarlehen	2369	960
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2003-1	31.10.2054 23.1.2009	private Hypothekendarlehen	2385	965
Bayerische Hypo- und Vereinsbank AG	PROMISE COLOR 2003-1	28.2.2016 28.2.2008	Firmenkundenkredite	317	299
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2003-1	28.7.2055 28.10.2009	private Hypothekendarlehen	1812	1173
Bayerische Hypo- und Vereinsbank AG	PROMISE-XXS 2003-1	28.9.2015 28.6.2007			ausgelaufen im Juni 2007
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2004-1	27.11.2045 27.2.2010	private Hypothekendarlehen	2048	1260
HVB Banque Luxembourg S.A.	GELDILUX-TS-2003	15.6.2009 15.1.2007			ausgelaufen im Januar 2007
Summe 2001–2003 HVB Group				**8931**	**4657**
Bayerische Hypo- und Vereinsbank AG	Wolfgang	31.12.2040 31.3.2008	Wertpapierportfolio	233	123
Summe 2004 HVB Group				**233**	**123**
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2005-1	25.8.2048 25.2.2011	private Hypothekendarlehen	3601	2201
HVB Banque Luxembourg S.A.	GELDILUX-TS-2005	10.12.2012 Serie 1: 10.7.2008 Serie 2: 10.1.2009 Serie 3: 10.7.2010	Eurokredite	5500	5234
Summe 2005 HVB Group				**9101**	**7435**
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2006-1	25.8.2048 1.5.2012	private Hypothekendarlehen	2477	1587
Bayerische Hypo- und Vereinsbank AG	PROMISE-XXS 2006-1	12.5.2024 12.8.2012	Firmenkundenkredite	2874	2647
Summe 2006 HVB Group				**5351**	**4234**
HVB Banque Luxembourg S.A.	GELDILUX-TS-2007	8.9.2014 8.4.2012	Eurokredite	2100	2026
Bayerische Hypo- und Vereinsbank AG/ HVB Banque Luxembourg S.A.	EuroConnect Issuer LC 2007-1	15.3.2028 15.9.2013	Firmenkundenkredite	2784	1934
Bayerische Hypo- und Vereinsbank AG	EuroConnect Issuer SME 2007-1	15.11.2030 15.2.2015	Firmenkundenkredite	2041	1927
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2007-1	25.1.2051 25.7.2013	private Hypothekendarlehen	4470	1792
Summe 2007 HVB Group				**11395**	**7679**
HVB Group Gesamt				**35011**	**24128**

1 Beinhaltet keine zurückbehaltenen Risiken in Form von First Loss-Positionen und InterestSubparticipations. Andere zurückbehaltene Tranchen sind nicht aufgeführt.

Die angegebenen Werte sind Buchwerte, bezogen auf den Stichtag 31. Dezember 2007.

Angaben zur Bilanz (Fortsetzung)

62 Verbindlichkeiten gegenüber Kreditinstituten

in Mio €	2007	2006
Verbindlichkeiten gegenüber Zentralnotenbanken	**16559**	**16320**
Verbindlichkeiten gegenüber Kreditinstituten	**70143**	**70251**
Kontokorrentkonten	9490	6433
Befristete Verbindlichkeiten	60653	63818
Insgesamt	**86702**	**86571**

Verbindlichkeiten gegenüber Kreditinstituten nach Fristen:

BUCHWERTE (in Mio €)	2007	2006
Täglich fällig und unbestimmte Laufzeit	19631	20420
Befristet mit Restlaufzeit	67071	66151
bis 3 Monate	51006	49262
über 3 Monate bis 1 Jahr	6024	4944
über 1 Jahr bis 5 Jahre	5922	5439
über 5 Jahre	4119	6506
Insgesamt	**86702**	**86571**

Verbindlichkeiten gegenüber nahestehenden Unternehmen:

in Mio €	2007	2006
Verbundene, nicht einbezogene Unternehmen	13749	16191
Gemeinschaftsunternehmen	—	—
Assoziierte Unternehmen	4	7
Sonstige Beteiligungsunternehmen	46	155
Insgesamt	**13799**	**16353**

63 Verbindlichkeiten gegenüber Kunden

in Mio €	2007	2006
Kontokorrentkonten	37060	37120
Spareinlagen	14580	15794
Sonstige Verbindlichkeiten	56986	39837
Insgesamt	**108626**	**92751**

Verbindlichkeiten gegenüber Kunden nach Fristen:

BUCHWERTE (in Mio €)	2007	2006
Täglich fällig und unbestimmte Laufzeit	44374	40114
Befristet mit Restlaufzeit	64252	52637
bis 3 Monate	48916	40113
über 3 Monate bis 1 Jahr	5650	2207
über 1 Jahr bis 5 Jahre	4027	3913
über 5 Jahre	5659	6404
Insgesamt	**108626**	**92751**

Verbindlichkeiten gegenüber nahestehenden Unternehmen und Personen:

in Mio €	2007	2006
Verbundene, nicht einbezogene Unternehmen	423	1120
Gemeinschaftsunternehmen	—	1
Assoziierte Unternehmen	91	6
Sonstige Beteiligungsunternehmen	2274	3270
Insgesamt	**2788**	**4397**

64 Verbriefte Verbindlichkeiten

	2007	2006
		in Mio €
Börsennotierte Wertpapiere	**57 003**	**63 551**
Schuldinstrumente	55 286	61 369
Sonstige Wertpapiere	1 717	2 182
Nicht börsennotierte Wertpapiere	**22 565**	**24 017**
Schuldinstrumente	22 158	23 759
Sonstige Wertpapiere	407	258
Insgesamt	**79 568**	**87 568**

Verbriefte Verbindlichkeiten nach Fristen:

BUCHWERTE	2007	2006
		in Mio €
Befristet mit Restlaufzeit		
bis 3 Monate	12 667	12 656
über 3 Monate bis 1 Jahr	13 119	12 017
über 1 Jahr bis 5 Jahre	32 749	37 814
über 5 Jahre	21 033	25 081
Insgesamt	**79 568**	**87 568**

Verbriefte Verbindlichkeiten gegenüber nahestehenden Unternehmen:

	2007	2006
		in Mio €
Verbundene, nicht einbezogene Unternehmen	1 585	1 388
Gemeinschaftsunternehmen	—	—
Assoziierte Unternehmen	—	39
Sonstige Beteiligungsunternehmen	66	31
Insgesamt	**1 651**	**1 458**

65 Handelspassiva

	2007	2006
		in Mio €
Negative beizulegende Zeitwerte aus		
derivativen Finanzinstrumenten	60 904	37 769
Sonstige Handelspassiva	54 324	22 999
Insgesamt	**115 228**	**60 768**

Als Handelspassiva werden die negativen beizulegenden Zeitwerte aus derivativen Handelsinstrumenten ausgewiesen. Daneben sind hier unter sonstige Handelspassiva vom Handel emittierte Optionsscheine, Zertifikate und Anleihen sowie Lieferverpflichtungen aus Wertpapierleerverkäufen, soweit sie Handelszwecken dienen, enthalten.

Die kumulierten Fair-Value-Änderungen, die aus der Bewertung des eigenen Kreditrisikos (Own Credit Spread) resultieren, belaufen sich auf 94 Mio €.

66 Hedging-Derivate

In diesen Posten werden die negativen beizulegenden Zeitwerte in Höhe von 473 Mio € aus Hedging-Derivaten ausgewiesen, die vor allem zur Absicherung des Marktzinsrisikos eingesetzt werden.

67 Hedgeanpassungsbetrag von Verbindlichkeiten im Portfolio Fair-Value-Hedge

Der Hedgeanpassungsbetrag zinsgesicherter Verbindlichkeiten im Portfolio Fair-Value-Hedge beträgt 87 Mio €. Dem steht auf der Aktivseite unter dem Posten Hedging-Derivate ein gegenläufiger, annähernd gleich hoher Betrag gegenüber.

68 Ertragsteuerverpflichtungen

	2007	2006
		in Mio €
Tatsächliche Steuern	708	562
Latente Steuern	608	816
Insgesamt	**1 316**	**1 378**

69 Verbindlichkeiten aufgegebener Geschäftsbereiche

in Mio €	2007	2006
Verbindlichkeiten gegenüber Kreditinstituten	—	50 495
Verbindlichkeiten gegenüber Kunden	—	59 957
Verbriefte Verbindlichkeiten	—	25 485
Handelspassiva	—	5 237
Finanzielle Verbindlichkeiten, designiert als aFVtPL	—	1 731
Hedging-Derivate	—	1 440
Ertragsteuerverpflichtungen	—	655
Sonstige Passiva	—	2 157
Rückstellungen	—	4 521
Summe der Verbindlichkeiten	**—**	**151 678**

Bezüglich der Entwicklung dieses Bilanzpostens verweisen wir auf die Erläuterungen in der Note 58 »Vermögenswerte aufgegebener Geschäftsbereiche«.

70 Verbindlichkeiten von zur Veräußerung gehaltenen Vermögensgruppen

Die Verbindlichkeiten der zur Veräußerung gehaltenen Vermögensgruppe gliedern sich wie folgt auf:

in Mio €	2007	2006
Verbindlichkeiten gegenüber Kreditinstituten	1	8
Verbindlichkeiten gegenüber Kunden	4	1 176
Handelspassiva	—	—
Rückstellungen	0	37
Ertragsteuerverpflichtungen		1
Sonstige Passiva	5	20
Summe der Verbindlichkeiten	**10**	**1 242**

Die in 2006 definierten Verbindlichkeiten von zur Veräußerung gehaltenen Vermögensgruppen sind im Geschäftsjahr 2007 abgegangen.

71 Sonstige Passiva

Die sonstigen Passiva umfassen im Wesentlichen passive Rechnungsabgrenzungsposten sowie abgegrenzte Verbindlichkeiten nach IAS 37. Die abgegrenzten Verbindlichkeiten enthalten vor allem Verpflichtungen aus Lieferungen und Leistungen mit noch ausstehenden Rechnungen, kurzfristige Verbindlichkeiten gegenüber Mitarbeitern sowie sonstige abgegrenzte Verbindlichkeiten für Provisionen, Zinsen, Sachaufwand und Ähnliches. Weiterhin umfassen die sonstigen Passiva die Anteile anderer Gesellschafter am Kapital bestimmter Investmentfonds, sofern diese von uns konsolidiert werden.

72 Rückstellungen

in Mio €	2007	2006
Rückstellungen für Pensionen und ähnliche Verpflichtungen	105	190
Rückstellungen für Finanzgarantien	163	156
Restrukturierungsrückstellungen	126	243
Sonstige Rückstellungen	1 146	1 094
Insgesamt	**1 540**	**1 683**

Pensionsrückstellungen, HVB Group neu

Die Rückstellungen für Pensionen und ähnliche Verpflichtungen beinhalten die betriebsinternen Direktzusagen für eine betriebliche Altersversorgung an Mitarbeiter der HVB Group.

Die betriebsinternen Direktzusagen sind teils endgehaltsabhängig, teils basieren sie auf Bausteinplänen mit dynamischer Besitzstandswahrung. Die fondsfinanzierten Pensionsverpflichtungen werden mit dem beizulegenden Zeitwert eines Planvermögens saldiert. Die im Vorjahr ausgewiesene Pensionsrückstellung entspricht dem Saldo aus dem Barwert der Pensionsverpflichtungen und dem beizulegendem Zeitwert des Planvermögens. Im Berichtsjahr übersteigt in einem Fall der beizulegende Zeitwert des Planvermögens den Barwert der betreffenden fondsfinanzierten Pensionsverpflichtung, sodass der Saldo nach Kürzung auf Grund des Asset Ceilings gemäß IAS 19.58 B unter Sonstige Aktiva aktiviert wird. Darüber hinaus leisten Konzernunternehmen Zuwendungen für Zusagen von überbetrieblichen Einrichtungen. Die über Pensionskassen oder kongruent rückgedeckte Unterstützungskassen finanzierten Pensionsverpflichtungen sind entweder beitragsorientiert (»Defined Contribution Plan«) oder können wegen IAS 19.58 und IAS 19.104 materiell als beitragsorientierte Pensionsverpflichtungen behandelt werden. Der Aufwand für die beitragsorientierten Pensionsverpflichtungen betrug 50 Mio € (2006: 71 Mio €).

Bei der Berechnung der Rückstellungen für betriebsinterne Pensionsansprüche wurden die Bewertungsparameter der HVB Group wie folgt angepasst:

		in %
	31.12.2007/ 1.1.2008	31.12.2006/ 1.1.2007
Zinssatz	5,25	4,25
Erwartete Rendite des Planvermögens	5,25	5,0
Rentendynamik	1,9	1,5
Gehalts- bzw. Anwartschaftsdynamik	2,5	2,0
Karrieredynamik	0 – 1,5	0 – 1,5

Finanzierungsstatus:

	in Mio €
HVB GROUP	**2007**
Fondsfinanzierte Pensionsverpflichtungen:	
Barwert der Pensionsverpflichtungen, die fondsfinanziert sind	2305
nicht erfasster nachzuverrechnender Dienstzeitaufwand	—
Beizulegender Zeitwert des Planvermögens	– 2321
Kürzung auf Grund von »Asset Ceiling« gemäß IAS 19.58 B	2
Aktivierte Überdeckung des Planvermögens	37
Ausgewiesene Pensionsrückstellungen	23
Nicht fondsfinanzierte Pensionsverpflichtungen:	
Barwert der Pensionsverpflichtungen, die nicht fondsfinanziert sind	82
Summe ausgewiesene Pensionsrückstellungen	**105**

Die HVB Group wendet das gemäß IAS 19.93 A »Leistungen an Arbeitnehmer« bestehende Wahlrecht an, ungetilgte versicherungsmathematische Gewinne oder Verluste außerhalb des Periodenergebnisses im Eigenkapital zu erfassen.

Der Pensionsaufwand setzt sich wie folgt zusammen:

	in Mio €
	2007
Barwert der im Geschäftsjahr erdienten Pensionsansprüche	– 34
Zinsaufwand	– 108
Erwarteter Ertrag aus Planvermögen	118
Verluste aus Planänderungen	—
Insgesamt	**– 24**

Der Pensionsaufwand wird netto im Personalaufwand (Aufwendungen für Altersversorgung und Unterstützung) erfasst.

Im Jahresverlauf hat sich der Barwert der Pensionsverpflichtungen, die fondsfinanziert sind, wie folgt entwickelt:

	in Mio €
HVB GROUP NEU	**2007**
Stand 1.1.2007	**2440**
Barwert der im Geschäftsjahr erdienten Pensionsansprüche	32
Zinsaufwand	104
Beiträge der Teilnehmer des Plans	13
Versicherungsmathematische Gewinne und Verluste	– 146
Liquiditätswirksame Zahlungen	– 111
Veränderungen im Konsolidierungskreis	– 18
Veränderungen aus Währungsumrechnungen	– 9
Stand 31.12.2007	**2305**

Im Jahresverlauf hat sich der Barwert der Pensionsverpflichtungen, die nicht fondsfinanziert sind, wie folgt entwickelt:

	in Mio €
HVB GROUP NEU	**2007**
Stand 1.1.2007	**93**
Barwert der im Geschäftsjahr erdienten Pensionsansprüche	2
Zinsaufwand	4
Beiträge der Teilnehmer des Plans	—
Versicherungsmathematische Gewinne und Verluste	– 9
Liquiditätswirksame Zahlungen	– 8
Veränderungen im Konsolidierungskreis	—
Veränderungen aus Währungsumrechnungen	—
Stand 31.12.2007	**82**

Die HVB AG hatte Planvermögen in Form so genannter Contractual Trust Arrangements (CTA) eingerichtet. Dabei wurden zur Finanzierung der Pensionsverpflichtungen erforderliche Vermögen an rechtlich unabhängige Treuhänder – unter anderem HVB Trust e.V. – übertragen. Gemäß IAS 19.54 sind die übertragenen Vermögenswerte mit den Pensionsrückstellungen zu saldieren. Die Höhe der Pensionsrückstellungen im Konzern reduziert sich entsprechend.

Die Planvermögen der Treuhänder zur Finanzierung der Pensionsverpflichtungen sind in speziell für diesen Zweck aufgelegte Spezialfonds (Investmentanteile) investiert.

Angaben zur Bilanz (Fortsetzung)

Im Geschäftsjahr hat sich das Planvermögen wie folgt entwickelt:

	in Mio €
	2007
Stand 1.1.2007	**2343**
Erwartete Erträge aus Planvermögen	118
Versicherungsmathematische Gewinne und Verluste	– 58
Zuwendungen zu Planvermögen (HVB Group)	45
Beiträge von Mitarbeitern	—
Auszahlungen an Begünstigte	– 102
Nachdotierungen durch Verzicht auf Entnahme	—
Wechselkursveränderungen	– 8
Veränderungen Konsolidierungskreis	– 16
Stand 31.12.2007	**2322**

In der Zeile »versicherungsmathematische Gewinne und Verluste« wird in Bezug auf das Planvermögen die Differenz zwischen den erwarteten Erträgen des Planvermögens und den tatsächlich erzielten Erträgen des Planvermögens ausgewiesen. Die Summe aus den erwarteten Erträgen und den versicherungsmathematischen Verlusten für das Planvermögen ergibt die tatsächlichen Erträge aus dem Planvermögen in Höhe von 60 Mio €.

Die kumulierten gemäß IAS 19.93 A im Eigenkapital erfassten versicherungsmathematischen Gewinne/Verluste betragen 277 Mio € vor Berücksichtigung von latenten Steuern bzw. Fremdanteilen.

Die Unterschiede zwischen erwarteter und tatsächlicher Entwicklung in der Zusammensetzung der begünstigten Mitarbeiter (experience adjustment) bei der Ermittlung des Barwerts der Pensionsverpflichtungen betragen im Berichtsjahr –27 Mio € (Vorjahr: 5 Mio €).

Rückstellungen für Eventualverbindlichkeiten, Restrukturierungsrückstellungen und sonstige Rückstellungen:

			in Mio €
	RÜCKSTELLUNGEN FÜR FINANZGARANTIEN	RESTRUKTURIERUNGS-RÜCKSTELLUNGEN	SONSTIGE RÜCKSTELLUNGEN
Stand 1.1.2007	**156**	**243**	**1094**
Veränderungen im Konsolidierungskreis	—	—	21
Veränderungen aus Währungsumrechnungen	– 4	—	– 5
Zuführungen zu Rückstellungen	55	17	246
Auflösungen	– 25	– 48	– 170
Umbuchungen	– 19	– 31	67
Inanspruchnahmen	—	– 55	– 107
Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	—	—	—
Stand 31.12.2007	**163**	**126**	**1146**

In den Rückstellungen für Eventualverbindlichkeiten sind im Wesentlichen Rückstellungen für Finanzgarantien (Avalrisiken und Akkreditive) enthalten.

Die in den Jahren 2004 und 2005 gebildeten Restrukturierungsrückstellungen wurden in 2006 und 2007 teilweise in Anspruch genommen und werden voraussichtlich in 2008 verbraucht werden.

Unter die sonstigen Rückstellungen fallen Rückstellungen wegen Prozesskosten, Schadensersatzleistungen, Drohverlustrückstellungen sowie langfristige Verbindlichkeiten gegenüber Mitarbeitern wie Rückstellungen für Jubiläumszahlungen, Vorruhestand oder Altersteilzeit.

Unter den sonstigen Rückstellungen werden auch die Rückstellungen für das Retention Awards-Programm ausgewiesen. Ausgewählte Mitarbeiter im Investmentbanking erhalten zusätzlich zum Bonus für das laufende Geschäftsjahr einen Retention Award, der zeitversetzt (nach Ablauf von 2 Jahren) ausgezahlt wird unter der Bedingung, dass sie dann noch für die HVB Group tätig sind. Der den begünstigten Mitarbeitern gewährte Award wird über die Wartefrist mit 4,2% verzinst. Für das Retention Awards Programm sind im Geschäftsjahr 2007, 18 Mio € zurückgestellt worden (Vorjahr: 30 Mio €). Auflösungen bzw. Verbräuche sind in 2007 nicht angefallen, da das Programm 2006 erstmalig aufgelegt wurde, sodass die ersten Zahlungen an die Mitarbeiter erst in 2009 erfolgen werden.

73 Eigenkapital

Entwicklung des gezeichneten, genehmigten und bedingten Kapitals der HVB AG.

Zusammensetzung des gezeichneten Kapitals

Am 31. Dezember 2007 war das gezeichnete Kapital der HVB AG in Höhe von 2407 Mio € (2006: 2252 Mio €) eingeteilt in:

in Stück	2007	2006
Auf den Inhaber lautende Stammaktien		
(Stückaktien)	787830072	736145540
Auf den Namen lautende Vorzugsaktien		
(Stückaktien)	14553600	14553600

Der Anstieg des gezeichneten Kapitals in Höhe von 155 Mio € in 2007 geht auf die Einbringung des Investment Banking-Geschäfts der UBM in die HVB AG im April 2007 im Rahmen einer Kapitalerhöhung gegen Sacheinlage (Ausgabe von 51684532 neuen Stammaktien) unter teilweiser Ausnutzung des genehmigten Kapitals zurück.

Der auf die Aktie entfallende anteilige Betrag des Grundkapitals beträgt je Stückaktie 3,– €.

Die Vorzugsaktien sind stimmrechtslos und erhalten aus dem Bilanzgewinn einen nachzahlbaren Vorausgewinnanteil von 0,064 € je Stückaktie sowie einen weiteren Gewinnanteil in derselben Höhe wie die Stammaktien. Der Anspruch auf Nachzahlung des Vorausgewinnanteils ist den Vorzugsaktionären als selbstständiges Recht eingeräumt. Die Ausgabe weiterer Vorzugsaktien ohne Stimmrecht mit gleichstehenden Rechten bleibt vorbehalten.

Genehmigtes Kapital

BESCHLUSSJAHR	BEFRISTUNG	URSPRÜNGLICHER BETRAG in Mio €	STAND 31.12.2007 in Mio €
2004	29. 4. 2009	990	835

Der von der Hauptversammlung vom 29. April 2004 verabschiedete Beschluss zur Auflösung der verbliebenen 137 Mio € bei zeitgleicher Neugenehmigung von 990 Mio € wurde am 18. Dezember 2006 in das Handelsregister eingetragen. Durch die Übertragung des Investment Banking-Geschäfts der UBM in die HVB AG im April 2007 wurde im Rahmen einer Kapitalerhöhung gegen Sacheinlage ein genehmigtes Kapital in Höhe von 155 Mio € verwendet.

Bedingtes Kapital

BESCHLUSSJAHR	BEFRISTUNG	URSPRÜNGLICHER BETRAG in Mio €	STAND 31.12.2007 in Mio €
2003	14. 5. 2008	375	375

74 Eigene Aktien

Am 31. Dezember 2007 hatten weder die HVB AG noch von ihr abhängige oder in Mehrheitsbesitz stehende Unternehmen wesentliche Bestände an Aktien (eigene Aktien) oder anderen Eigenkapitalinstrumenten der HVB AG im Bestand.

Der Erwerb eigener Aktien erfolgte für den Zeitraum vom 1. Januar 2007 bis 27. Juni 2007 auf Grundlage der durch den Hauptversammlungsbeschluss der HVB AG vom 23. Mai 2006 sowie für den Zeitraum 28. Juni 2007 bis 31. Dezember 2007 auf Grundlage der durch den Hauptversammlungsbeschluss der HVB AG vom 27. Juni 2007 erteilten Ermächtigung gemäß §71 Abs. 1 Nr. 7 AktG.

Im Rahmen des Wertpapierhandelsgeschäfts haben die HVB AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen zum Zwecke des Wertpapierhandels gemäß § 71 Abs. 1 Nr. 7 AktG 1 199 342 Aktien der HVB AG zu den jeweiligen Tageskursen erworben und 1 223 602 Aktien der HVB AG zu den jeweiligen Tageskursen veräußert.

Die eigenen Aktien wurden zu einem durchschnittlichen Ankaufspreis von 38,99 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 38,84 € je Stück wieder veräußert. Die im Berichtszeitraum gekauften Stücke entsprechen einem Betrag von 4 Mio € bzw. 0,16% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien belief sich während des Berichtszeitraums auf 23 858 Aktien, das entspricht einem Betrag von 0,1 Mio € bzw. 0,003% des Grundkapitals.

Am 31. Dezember 2007 waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß § 71 e Abs. 1 Satz 2 AktG insgesamt 208 132 eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 0,6 Mio € bzw. einem Anteil von 0,03% des Grundkapitals.

75 Bewertungsänderungen von Finanzinstrumenten

Die Rücklagen aus Bewertungsänderungen von Finanzinstrumenten ermäßigten sich per 31. Dezember 2007 um insgesamt 0,9 Mrd € gegenüber dem Vorjahresultimo. Dabei reduzierte sich die Cashflow-Hedge-Rücklage um 0,3 Mrd €. Der Rückgang der AfS-Rücklage um 0,6 Mrd € ist mit 0,4 Mrd € überwiegend auf den Entkonsolidierungseffekt der aufgegebenen Geschäftsbereiche zurückzuführen. Darüber hinaus wirken sich auch Verkäufe von AfS-Beständen (zum Beispiel Anteile an der Münchener Rück) reduzierend aus. In der gesamten AfS-Rücklage in Höhe von 0,6 Mrd € per 31. Dezember 2007 sind negative Fair-Value-Schwankungen, die im Zusammenhang mit den Finanzmarktturbulenzen stehen, aus ABS-Papieren der Kategorie »Available for Sale«, bei denen keine Impairmentkriterien gemäß IAS 39.59 vorlagen und bei denen sonst keine Wertberichtigungen vorzunehmen waren, in Höhe von lediglich –52 Mio € enthalten.

76 Nachrangkapital

Das in den Bilanzposten Verbindlichkeiten gegenüber Kreditinstituten und Kunden sowie Verbriefte Verbindlichkeiten enthaltene Nachrangkapital gliedert sich wie folgt auf:

		in Mio €
	2007	2006
Nachrangige Verbindlichkeiten	8 014	8 514
Genussrechtskapital	614	619
Hybride Kapitalinstrumente	2 376	3 009
Insgesamt	**11 004**	**12 142**

Das Nachrangkapital (nachrangige Verbindlichkeiten, Genussrechtskapital und hybride Kapitalinstrumente) wurde im Jahr 2007 bankaufsichtsrechtlich sowohl entsprechend den Vorschriften des § 10 Abs. 4, 5, 5a bzw. Abs. 7 KWG als auch in Übereinstimmung mit der Eigenmittelempfehlung des Baseler Ausschusses für Bankenaufsicht vom Juli 1988 als Kernkapital, Ergänzungskapital bzw. als Drittrangmittel angesetzt.

Das Nachrangkapital ist in folgenden Bilanzposten enthalten:

		in Mio €
	2007	2006
Verbindlichkeiten gegenüber Kunden	461	612
Verbindlichkeiten gegenüber Banken	898	900
Verbriefte Verbindlichkeiten	9 645	10 630
Insgesamt	**11 004**	**12 142**

Für dieses Nachrangkapital sind Zinsaufwendungen von 688 Mio € angefallen. Im Nachrangkapital sind anteilige Zinsen in Höhe von 196 Mio € enthalten.

Nachrangige Verbindlichkeiten

In den nachrangigen Verbindlichkeiten ist kein Einzelposten enthalten, der 10% des Gesamtbetrags übersteigt.

Bei allen nachrangigen Verbindlichkeiten kann eine vorzeitige Rückzahlungsverpflichtung der Emittenten nicht entstehen. Im Falle des Konkurses oder der Liquidation dürfen sie erst nach Befriedigung aller nicht nachrangigen Gläubiger zurückgezahlt werden.

Nachrangige Verbindlichkeiten gegenüber nahestehenden Unternehmen lagen in 2007 in Höhe von 1214 Mio € vor.

Genussrechtskapital

Das begebene Genussrechtskapital setzt sich in der HVB Group neu aus den folgenden wesentlichen Emissionen zusammen:

EMITTENT	EMISSIONS-JAHR	ART	NOMINAL-BETRAG in Mio €	ZINSSATZ in %	FÄLLIGKEIT
Bayerische Hypo- und Vereinsbank AG	1997	Inhaber-Genussscheine	409	6,75	2007
Bayerische Hypo- und Vereinsbank AG	2001	Inhaber-Genussscheine	100	6,30	2011

Die Genussscheine verbriefen Gläubigerrechte, sie gewähren keinen Anteil am Liquidationserlös.

Die jeweiligen Genussscheine gewähren eine dem Gewinnanteil der Aktionäre vorgehende jährliche Ausschüttung; die Ausschüttungen auf die Genussscheine sind dadurch begrenzt, dass durch sie kein Bilanzverlust entstehen darf.

Im Falle einer Verminderung der Ausschüttung ist der fehlende Betrag – soweit dadurch kein Bilanzverlust entsteht – in den folgenden Geschäftsjahren nachzuzahlen; ein Nachzahlungsanspruch besteht jedoch nur während der Laufzeit der Genussscheine.

Die Rückzahlung der Genussscheine erfolgt zum Nennbetrag; im Falle eines Bilanzverlustes oder bei Herabsetzung des Grundkapitals zur Deckung von Verlusten vermindert sich der Rückzahlungsanspruch anteilig. Werden nach einer Teilnahme der Genussscheine am Verlust in den folgenden Geschäftsjahren Gewinne erzielt, so sind aus diesen – nach Wiederauffüllung der gesetzlichen Rücklagen – die Rückzahlungsansprüche der Genussscheine zu erhöhen, bevor eine andere Gewinnverwendung vorgenommen wird; diese Verpflichtung besteht nur während der Laufzeit der Genussscheine.

Hybride Kapitalinstrumente
Per 31. Dezember 2007 trägt hybrides Kernkapital der HVB Group neu in Höhe von 1706 Mio € (gemäß KWG) zur Stärkung unserer Kernkapitalbasis bei.

Unter den Begriff der hybriden Kernkapitalinstrumente fallen Emissionen in Form von Vermögenseinlagen stiller Gesellschafter oder Vorzugsaktien (Preferred Shares), die durch eigens für diesen Zweck gegründete Tochtergesellschaften begeben werden.

Diese Instrumente unterscheiden sich vom Ergänzungskapital insbesondere dadurch, dass sie hinsichtlich ihrer Laufzeit härteren Anforderungen unterliegen. So haben wir für Vermögenseinlagen stiller Gesellschafter eine Mindestlaufzeit von 10 Jahren und für Preferred Shares eine unbegrenzte Laufzeit mit den Investoren vereinbart. Darüber hinaus dürfen hybride Kernkapitalinstrumente im Konkursfall erst nach Rückzahlung des Ergänzungskapitals (Nachrangverbindlichkeiten, Genussrechtskapital) befriedigt werden.

Im Unterschied zu den traditionellen Kernkapitalkomponenten (zum Beispiel Aktien) ist bei hybriden Instrumenten der Gewinnanspruch in Form einer festen Verzinsung vorgesehen. Darüber hinaus können hybride Kapitalemissionen sowohl als zeitlich unbegrenzte Instrumente als auch als langfristige rückzahlbare Emissionen begeben werden.

Die Anerkennung des hybriden Kernkapitals als aufsichtsrechtliches Kernkapital wurde sowohl von der Bundesanstalt für Finanzdienstleistungsaufsicht als auch vom Baseler Bankenausschuss ausdrücklich bestätigt.

77 Treuhandgeschäfte

Treuhandvermögen:

in Mio €	2007	2006
Forderungen an Kreditinstitute	104	267
Forderungen an Kunden	249	424
Aktien und andere nicht festverzinsliche Wertpapiere	173	90
Schuldverschreibungen	—	—
Beteiligungen	—	—
Sachanlagen	—	—
Sonstige Vermögenswerte	—	—
Restliche Treuhandforderungen	—	—
HVB Group neu	**526**	**781**
Aufgegebene Geschäftsbereiche und zur Veräußerung gehaltene Vermögensgruppe	—	13462
HVB Group gesamt	**526**	**14243**

Treuhandverbindlichkeiten:

in Mio €	2007	2006
Verbindlichkeiten gegenüber Kreditinstituten	8	8
Verbindlichkeiten gegenüber Kunden	518	374
Verbriefte Verbindlichkeiten	—	399
Sonstige Verbindlichkeiten	—	—
HVB Group neu	**526**	**781**
Aufgegebene Geschäftsbereiche und zur Veräußerung gehaltene Vermögensgruppe	—	13462
HVB Group gesamt	**526**	**14243**

78 Sicherheitenübertragung für eigene Verbindlichkeiten

Die eigenen Verbindlichkeiten der HVB Group, für die wir Sicherheiten stellen, betreffen unter anderem Sonderkreditmittel der KfW und ähnlicher Institute, die wir zu deren Bedingungen weitergegeben haben. Daneben wurden Sicherheiten für Geldaufnahmen im Rahmen echter Pensionsgeschäfte (Repos) an internationalen Geldmärkten und für Offenmarktgeschäfte mit Zentralbanken sowie für Wertpapierleihgeschäfte gestellt. Als Pensionsgeber von Repos hat die HVB Group Vermögenswerte mit einem Buchwert von 40 Mrd € verpensioniert. Die Vermögenswerte sind weiterhin Bestandteil unserer Aktiva, die erhaltenen Gegenwerte weisen wir unter den Verbindlichkeiten aus.

Nachfolgend gliedern sich die eigenen Verbindlichkeiten, für die wir Sicherheiten stellen, wie folgt auf:

		in Mio €
	2007	2006
Verbindlichkeiten gegenüber Kreditinstituten	31771	28977
Verbindlichkeiten gegenüber Kunden	9069	5520
Verbriefte Verbindlichkeiten	—	—
Eventualverbindlichkeiten	—	188
Insgesamt	**40840**	**34685**

Die als Sicherheit für eigene Verbindlichkeiten gestellten Vermögenswerte entfallen auf:

		in Mio €
	2007	2006
Handelsaktiva	18998	12243
aFVtPL-Finanzinstrumente	11890	13564
AfS-Finanzinstrumente	84	—
HtM-Finanzinstrumente	—	—
Forderungen an Kreditinstitute	976	—
Forderungen an Kunden	8892	8878
Sachanlagen	—	—
Insgesamt	**40840**	**34685**

79 Erhaltene Sicherheiten, die von der HVB Group weiterveräußert oder weiterverpfändet werden dürfen

Die HVB Group hat im Rahmen echter Pensionsgeschäfte (Repos) und Wertpapierleihgeschäfte Sicherheiten erhalten, die jederzeit zu marktüblichen Konditionen weiterveräußert oder weiterverpfändet werden können, ohne dass ein Zahlungsverzug des Sicherungsgebers vorliegen muss. Deren beizulegender Zeitwert beträgt in der HVB Group insgesamt 28 Mrd €.

Angaben zur Kapitalflussrechnung

80 Erläuterungen zu den Positionen der Kapitalflussrechnung

Die Kapitalflussrechnung zeigt die Zahlungsströme des Geschäftsjahrs, aufgeteilt in die Bereiche »operative Geschäftstätigkeit«, »Investitionstätigkeit« und »Finanzierungstätigkeit«. Die operative Geschäftstätigkeit definieren wir weit, sodass die Abgrenzung entsprechend dem operativen Ergebnis vorgenommen wird.

Der ausgewiesene Zahlungsmittelbestand entspricht dem Bilanzposten Barreserve.

Die Position Veränderung anderer zahlungsunwirksamer Posten enthält die Bewertungsänderungen von Finanzinstrumenten, die Nettozuführung zu den latenten Steuern, die Veränderung der Rückstellungen, die Veränderung anteiliger und abgegrenzter Zinsen, die Auflösung von Agio und Disagio, die Veränderung aus der at-Equity-Bewertung sowie Fremdanteile am Jahresergebnis.

Im Geschäftsjahr 2007 wurde das Investment Banking-Geschäft der UniCredit Banca Mobiliare S.p.A. (UBM), Mailand auf die HVB AG übertragen. Dies geschah ohne Zahlungsmittelabfluss im Rahmen einer Kapitalerhöhung gegen Ausgabe neuer Stammaktien (Kapitalerhöhung insgesamt 1060 Mio €). Dagegen wurden Erlöse aus der Veräußerung von Anteilen in Höhe von 14,5 Mrd € erzielt, davon 14,5 Mrd € in bar.

Die Vermögenswerte und Verbindlichkeiten von erworbenen, übertragenen und veräußerten vollkonsolidierten Unternehmen setzen sich wie folgt zusammen:

		in Mio €
HVB GROUP GESAMT	ERWORBEN	VERÄUSSERT
Aktiva		
Barreserve	—	—
Handelsaktiva	75689	—
aFVtPL-Finanzinstrumente	—	—
AfS-Finanzinstrumente	691	—
Anteile an assoziierten Unternehmen,		
Joint Ventures und nicht konsolidierten		
Tochterunternehmen	2	—
HtM-Finanzinstrumente	—	—
Forderungen an Kreditinstitute	1127	37
Forderungen an Kunden	998	—
Hedging-Derivate	43	—
Sachanlagen	1	1
Immaterielle Vermögenswerte	—	32
darunter: Goodwill	—	—
Ertragsteueransprüche	73	3
Vermögenswerte aufgegebener Geschäfts-		
bereiche und zur Veräußerung gehaltene		
langfristige Vermögenswerte oder		
Veräußerungsgruppen	—	163514
Sonstige Aktiva	21	3

		in Mio €
HVB GROUP GESAMT	ERWORBEN	VERÄUSSERT
Passiva		
Verbindlichkeiten gegenüber Kreditinstituten	1716	—
Verbindlichkeiten gegenüber Kunden	291	—
Verbriefte Verbindlichkeiten	—	—
Handelspassiva	76345	—
Hedging-Derivate	15	—
Hedgeanpassungsbetrag von		
Verbindlichkeiten im Portfolio		
Fair-Value-Hedge	—	—
Ertragsteuerverpflichtungen	121	2
Verbindlichkeiten aufgegebener		
Geschäftsbereiche und Verbindlichkeiten		
von zur Veräußerung gehaltenen		
Veräußerungsgruppen	—	151725
Sonstige Passiva	106	13
Rückstellungen	11	9

Änderungen des Zahlungsmittelbestands, die sich durch Veränderungen des Konsolidierungskreises ergeben, werden in der Kapitalflussrechnung gesondert ausgewiesen.

Angaben zu Finanzinstrumenten nach IFRS 7

81 Fair Values der Finanzinstrumente

Die angegebenen Fair Values der Finanzinstrumente gemäß IFRS 7 entsprechen den Beträgen, zu denen am Bilanzstichtag zwischen sachverständigen, vertragswilligen und voneinander unabhängigen Geschäftspartnern ein Vermögenswert getauscht oder eine Verbindlichkeit beglichen werden könnte.

Die Fair Values wurden stichtagsbezogen auf Basis der zur Verfügung stehenden Marktinformationen sowie unternehmensindividueller Berechnungsmethoden ermittelt.

in Mrd €

	2007		2006	
	BUCHWERTE	BEIZULEGENDER ZEITWERT	BUCHWERTE	BEIZULEGENDER ZEITWERT
Aktiva				
Barreserve	0,6	0,6	0,5	0,5
Handelsaktiva	180,9	180,9	107,6	107,6
aFVtPL-Finanzinstrumente	12,9	12,9	11,7	11,7
AfS-Finanzinstrumente				
davon bewertet				
at cost	1,2	1,2	0,8	0,8
Fair Value	5,5	5,5	5,7	5,7
Anteile an assoziierten Unternehmen, Joint Ventures und nicht konsolidierten				
verbundenen Unternehmen	0,3	0,3	0,7	0,7
HtM-Finanzinstrumente	3,1	3,1	0,5	0,6
Forderungen an Kreditinstitute[1]	48,9	48,9	43,8	43,6
Forderungen an Kunden[1]	160,2	161,8	164,0	164,7
Hedging-Derivate	0,5	0,5	0,8	0,8
Sonstige Aktiva[2]	—	—	—	—
HVB Group neu	**414,1**	**415,7**	**336,1**	**336,7**

	2007		2006	
	BUCHWERTE	BEIZULEGENDER ZEITWERT	BUCHWERTE	BEIZULEGENDER ZEITWERT
Passiva				
Verbindlichkeiten gegenüber Kreditinstituten	– 86,7	– 86,9	– 86,6	– 86,5
Verbindlichkeiten gegenüber Kunden	– 108,6	– 108,7	– 92,8	– 93,1
Verbriefte Verbindlichkeiten	– 79,6	– 79,3	– 87,6	– 89,4
Handelspassiva	– 115,2	– 115,2	– 60,8	– 60,8
Hedging-Derivate	– 0,5	– 0,5	– 0,8	– 0,8
Sonstige Passiva[3]	– 0,7	– 0,7	0	0
HVB Group neu	**– 391,3**	**– 391,3**	**– 328,6**	**– 330,6**

1 Ermittlung der Fair Values unter Berücksichtigung der Wertberichtigungen auf Forderungen.
2 Die im Vorjahr unter sonstige Aktiva gezeigten Hedging-Derivate werden nunmehr in einer separaten Position gezeigt.
3 Die im Vorjahr unter sonstigen Passiva gezeigten Hedging-Derivate werden nunmehr in einer separaten Position gezeigt. Erstmalig werden in 2007 hier Anteile anderer Gesellschafter an konsolidierten Investmentfonds gezeigt, die nach IFRS 7 als eigene Klasse deklariert sind.

Angaben zu Finanzinstrumenten nach IFRS 7

in Mrd €

HVB GROUP NEU	2007 BUCHWERTE	2007 BEIZULEGENDER ZEITWERT	2006 BUCHWERTE	2006 BEIZULEGENDER ZEITWERT
Finanzgarantien und unwiderrufliche Kreditzusagen	73,6	73,6	70,2	70,2

Die Fair Values bestimmter zu Nominalwerten bilanzierter Finanzinstrumente entsprechen nahezu ihren Buchwerten. Hierunter fallen etwa Barreserve sowie Forderungen und Verbindlichkeiten ohne eindeutige Fälligkeit oder Zinsbindung. Bei den übrigen Forderungen und Verbindlichkeiten werden die zukünftig erwarteten Cashflows mit aktuellen Zinssätzen unter Berücksichtigung der jeweiligen Credit Spreads auf den Barwert diskontiert.

Für die an Börsen gehandelten Wertpapiere und Derivate sowie bei börsennotierten Schuldtiteln wird auf quotierte Marktpreise zurückgegriffen. Der Fair Value der übrigen Wertpapiere wird als Barwert der zukünftig erwarteten Cashflows ermittelt.

Die Fair Values der Zins- und Zins-Währungs-Swap-Vereinbarungen sowie Zinstermingeschäfte werden auf Basis abgezinster Cashflows ermittelt. Dabei werden die für die Restlaufzeit der Finanzinstrumente geltenden Marktzinssätze verwendet.

Der Fair Value von Devisentermingeschäften wird auf Basis von aktuellen Terminkursen bestimmt. Optionen werden mittels Kursnotierungen oder anerkannter Modelle zur Ermittlung von Optionspreisen bewertet. Als Bewertungsmodelle dienen für einfache europäische Optionen die gängigen Black & Scholes (Aktien-, Währungs- und Indexinstrumente) oder lognormalen Modelle (Zinsinstrumente). Bei exotischeren Instrumenten werden die Zinsen über Term-Structure-Modelle mit der aktuellen Zinsstruktur sowie Caps- und Swaption-Volatilitäten als bewertungsrelevanten Parametern simuliert. Die Auszahlungsstruktur der Aktien bzw. Indizes der exotischen Instrumente wird entweder mittels Black & Scholes oder eines stochastischen Volatilitäts-Modells mit Aktienpreisen, Volatilitäten, Korrelationen und Dividendenerwartungen als Parametern bewertet.

Anteile an Gemeinschafts- und assoziierten Unternehmen werden nach der Equity-Methode bewertet, soweit sie nicht von untergeordneter Bedeutung sind. Anteile an nicht konsolidierten oder nicht at-Equity bewerteten börsennotierten Unternehmen werden grundsätzlich zum beizulegenden Zeitwert angesetzt.

Soweit bei nicht börsennotierten Vermögenswerten der Fair Value nicht zuverlässig ermittelt werden kann, erfolgt die Bilanzierung zu fortgeführten Anschaffungskosten.

Die Fair Values von Finanzgarantien und unwiderruflichen Kreditzusagen entsprechen ihren Buchwerten.

In der HVB Group neu beträgt die Differenz zwischen den Fair Values und den Buchwerten bei den Aktiva 1,6 Mrd € und bei den Passiva 0,0 Mrd €. Der Saldo dieser Werte beläuft sich auf 1,6 Mrd €.

Sonstige Angaben

82 Bankaufsichtsrechtliche Kennzahlen (auf HGB-Basis), HVB Group gesamt

Nach § 10 KWG i.V. mit § 2 Solvabilitätsverordnung darf die Kernkapitalquote (Kernkapital/gewichtete Risikoaktiva) 4,0% und die Eigenkapitalquote (Eigenkapital/gewichtete Risikoaktiva) 8,0% nicht unterschreiten. Zusätzlich ist die aus der Relation der Eigenmittel zur Summe aus den gewichteten Risikoaktiva und dem 12,5fachen Anrechnungsbetrag der Marktrisikopositionen errechnete Eigenmittelquote mit mindestens 8,0% einzuhalten.

Die Eigenmittel bestehen aus dem Kern- und Ergänzungskapital (Eigenkapital) sowie den Drittrangmitteln. Bei den Drittrangmitteln handelt es sich um kurzlaufende nachrangige Verbindlichkeiten, die wir nur zur Unterlegung der Marktrisikopositionen verwenden. Zur Messung der Marktrisikopositionen setzen wir im Konzern interne Modelle ein.

Die Eigenmittel nach festgestellten Jahresabschlüssen, die Risikoaktiva und die Marktrisikopositionen stellen sich zum 31. Dezember 2007 wie folgt dar:

Eigenmittel:[1]

		in Mio €
	2007 HVB GROUP	2006 HVB GROUP GESAMT
Tier I		
Stammaktien	2 363	2 208
Kapitalrücklage, Gewinnrücklagen,		
Anteile in Fremdbesitz, Eigene Aktien	15 843	10 298
Hybride Kapitalinstrumente (Silent Partnership		
Certificates und Trust Preferred Securities)		
ohne anteilige Zinsen	1 706	2 707
Abzugsposten	– 203	—
Sonstiges	196	3 101
Kernkapital insgesamt	**19 905**	**18 314**
Tier II		
Unrealisierte Reserven in Grundstücken		
und Gebäuden und in Wertpapieren	184	192
Vorsorgereserven	46	46
Kumulative Vorzugsaktien	44	70
Genussrechtskapital	205	1 283
Nachrangige Verbindlichkeiten	5 686	9 157
Sonstiges	19	– 613
Ergänzungskapital insgesamt	**6 184**	**10 135**
Abzugsposten	**– 202**	**– 1 745**
Eigenkapital insgesamt	**25 887**	**26 704**
Drittrangmittel	0	363
Eigenmittel insgesamt	**25 887**	**27 067**

1 Konsolidierungskreis und -methoden gemäß Bankaufsichtsrecht.

Risikoaktiva:

		in Mrd €
	2007 HVB GROUP	2006 HVB GROUP GESAMT
Bilanzaktiva	108,7	187,7
Traditionelle außerbilanzielle Aktiva	22,8	31,5
Derivate des Anlagebuches	0,1	0,1
Risikoaktiva insgesamt	**131,6**	**219,3**
Risikoaktivaäquivalent der Marktrisiko-		
positionen in Mrd €	**13,9**	**11,0**

Sonstige Angaben

Zum 31. Dezember 2007 (nach festgestellten Jahresabschlüssen) ergeben sich folgende Kapitalquoten:

in %	2007 HVB GROUP	2006 HVB GROUP GESAMT
Kernkapitalquote (Kernkapital/Risikoaktiva)	15,1	8,4
Kernkapitalquote (Kernkapital/ [Risikoaktiva + 12,5 x Marktrisikopositionen])	13,7	8,0
Eigenkapitalquote (Eigenkapital/Risikoaktiva)	19,7	12,2
Eigenmittelquote (Gesamtkennziffer) (Eigenmittel/ [Risikoaktiva + 12,5 x Marktrisikopositionen])	17,8	11,8

Nach §§ 10 und 10a KWG belaufen sich die Eigenmittel auf 25887 Mio €. Dem darin enthaltenen Ergänzungskapital haben wir nicht realisierte Reserven nach § 10 Abs. 2b Satz 1 Nr. 7 KWG in Höhe von 184 Mio € zugerechnet.

Unsere Eigenmittel gemäß KWG berechnen sich auf Basis der Einzelabschlüsse der einbezogenen Unternehmen unter Berücksichtigung der Besonderheiten des Bankaufsichtsrechts.

Im Vergleich zu den in der IFRS-Bilanz ausgewiesenen Kapitalpositionen ergibt sich folgende Überleitungsrechnung:

HVB GROUP GESAMT (in Mio €)	KERNKAPITAL	ERGÄNZUNGS-KAPITAL	ABZUGS-POSTEN	DRITTRANG-MITTEL	EIGENMITTEL INSGESAMT
In IFRS-Bilanz ausgewiesen					
Eigenkapital	23998				23998
Überleitung zu den KWG-Eigenmitteln					
Konzerngewinn	– 4074				– 4074
AfS-Rücklage	– 619				– 619
Hedge-Rücklage	612				612
Kumulative Vorzugsaktien	– 44	44			0
Abzug der immateriellen Vermögenswerte	– 770				– 770
Bankaufsichtsrechtlich nicht anrechnungsfähige Ergebniskomponenten	– 535				– 535
Aufsichtsrechtlich anerkanntes Hybridkapital	1706				1706
Genussrechtskapital		205			205
Nachrangverbindlichkeiten, anrechenbarer Teil		5686			5686
Bankaufsichtsrechtlich bedingte Umgliederungen in Drittrangmittel		0		0	0
Ungenutzte anrechenbare Drittrangmittel				0	0
Unrealisierte Reserven in Grundstücken und Gebäuden und in Wertpapieren		184			184
Abzugsposten wegen nicht konsolidierter Finanzbeteiligungen	– 203		– 202		– 405
Sonstige Effekte (zum Beispiel Unterschiede im Konsolidierungskreis und in den -methoden)	– 166	65	0	0	– 101
Eigenmittel gemäß KWG	**19905**	**6184**	**– 202**	**0**	**25887**

83 Eventualverbindlichkeiten und andere Verpflichtungen

		in Mio €
	2007	2006
Eventualverbindlichkeiten[1]	**25355**	**24977**
Finanzgarantien (Bürgschaften und Gewährleistungsverträge)	25355	24977
Andere Verpflichtungen	**60609**	**58298**
Unwiderrufliche Kreditzusagen	47580	45243
Sonstige Verpflichtungen	13029	13055
HVB Group neu	**85964**	**83275**
Aufgegebene Geschäftsbereiche und zur Veräußerung gehaltene Vermögensgruppe	—	23622
HVB Group gesamt	**85964**	**106897**

1 Den Eventualverbindlichkeiten stehen Eventualforderungen in der gleichen Höhe gegenüber.

Eventualverbindlichkeiten gegenüber nahestehenden Unternehmen:

		in Mio €
	2007	2006
Verbundene, nicht einbezogene Unternehmen	1671	438
Gemeinschaftsunternehmen	—	—
Assoziierte Unternehmen	—	—
Sonstige Beteiligungsunternehmen	8	—
Insgesamt	**1679**	**438**

Weder bei den Eventualverbindlichkeiten noch bei den anderen Verpflichtungen gibt es Einzelpositionen von wesentlicher Bedeutung. Das Bruttovolumen wertberichtigter Eventualverbindlichkeiten der oben dargestellten Eventualverbindlichkeiten beläuft sich auf 470 Mio € (Vorjahr: 522 Mio €). Die darauf gebildeten Rückstellungen in Höhe von 163 Mio € (Vorjahr: 156 Mio €) wurden bei den ausgewiesenen Eventualverbindlichkeiten gekürzt und im Bilanzposten Rückstellungen ausgewiesen (siehe Note 72 Rückstellungen).

Die sonstigen Verpflichtungen in Höhe von 13029 Mio € betreffen im Berichtsjahr weit überwiegend Lieferverpflichtungen aus Wertpapieranleihen. Daneben sind Verpflichtungen aus Miet-, Pacht-, Leasing- und Wartungsverträgen sowie aus Anmietung von Gewerbeflächen und der Nutzung von technischen Geräten enthalten. Die Vertragslaufzeiten sind marktüblich, Belastungsverschiebungen in künftige Geschäftsjahre erfolgten nicht.

Im Rahmen der Grundstücksfinanzierung und -entwicklung wurden von Fall zu Fall zur Förderung der Vermarktbarkeit von Fondskonstruktionen – insbesondere so genannte Leasingfonds und (geschlossene) KG-Immobilienfonds der Tochtergesellschaft H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH – Mieteintrittsverpflichtungen oder Mietgarantien übernommen. Erkennbare Risiken aus diesen Garantien sind in der Gewinn- und Verlustrechnung berücksichtigt worden.

Einzahlungsverpflichtungen auf nicht voll eingezahlte Aktien und Anteile beliefen sich Ende 2007 auf 723 Mio € (2006: 549 Mio €), die Haftsummen für Genossenschaftsanteile auf 1 Mio € (2006: 1 Mio €). Nachhaftungen gemäß §22 Abs. 3 und 24 GmbHG bestanden bei zwei Gesellschaften mit beschränkter Haftung in Höhe von 1 Mio € (2006: 1 Mio €).

Bei der Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, bestand Ende 2007 eine anteilige Nachschusspflicht gemäß § 26 GmbHG in Höhe von 58 Mio € (2006: 58 Mio €), sowie bei der CMP Fonds I GmbH in Höhe von 7 Mio € (2006: 8 Mio €). Darüber hinaus haften wir für die Erfüllung der Nachschusspflicht der anderen dem Bundesverband deutscher Banken e.V., Berlin, angehörenden Gesellschafter gemäß §5 Abs. 4 des Gesellschaftsvertrags.

Sonstige Angaben

Zum Bilanzstichtag bestand eine unbeschränkte, persönliche Haftung aus dem Besitz von Anteilen an zehn Personengesellschaften.

Gemäß §5 Abs. 10 des Statuts für den Einlagensicherungsfonds haben wir uns verpflichtet, den Bundesverband deutscher Banken e.V., Berlin, von etwaigen Verlusten freizustellen, die durch Maßnahmen zugunsten von in unserem Mehrheitsbesitz stehenden Kreditinstituten anfallen würden. Eine analoge Erklärung haben wir gemäß §3 Abs. 1 des Statuts des Einlagensicherungsfonds für die Bank-Bausparkassen für die Vereinsbank Victoria Bauspar AG abgegeben.

Neben der HVB AG und deren verbundenen Kreditinstituten in Deutschland haften unsere Tochtergesellschaften in den übrigen Regionen als Mitglied bei Einlagensicherungseinrichtungen ihres Landes im Rahmen der jeweiligen Bestimmungen.

84 Patronatserklärung

Die HVB AG trägt für die folgenden Gesellschaften, abgesehen vom Fall des politischen Risikos, bis zu der Höhe ihrer jeweiligen Anteilsbesitzquote dafür Sorge, dass sie ihre vertraglichen Verpflichtungen erfüllen können:

1. Kreditinstitute in Deutschland
Bankhaus Neelmeyer AG, Bremen
DAB Bank AG, München[1]
Vereinsbank Victoria Bauspar Aktiengesellschaft, München
2. Kreditinstitute in übrigen Regionen
HVB Banque Luxembourg Société Anonyme, Luxemburg
HVB Singapore Limited, Singapur
3. Finanzunternehmen
Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung,
Hamburg
HVB Alternative Financial Products AG, Wien
4. Unternehmen mit bankbezogenen Hilfsdiensten
HypoVereinsFinance N. V., Amsterdam

1 Die Gesellschaft gibt in ihrem Geschäftsbericht für ausgewählte Tochterunternehmen eine Patronatserklärung mit gleichem Wortlaut ab.

In dem Umfang, in dem sich unsere Anteilsbesitzquote an der jeweiligen Gesellschaft reduziert, reduziert sich auch unsere Verpflichtung aus der vorstehenden Patronatserklärung hinsichtlich solcher Verpflichtungen der entsprechenden Gesellschaft, die erst nach dem Absinken unserer Anteilsbesitzquote begründet werden.

Für Gesellschaften, die – wie zum Beispiel die Financial Markets Service Bank GmbH, München – im Geschäftsjahr 2007 ausgeschieden sind oder für Gesellschaften, die in einem früheren Geschäftsjahr aus der HVB Group ausgeschieden sind, zu deren Gunsten aber in früheren Geschäftsberichten der HVB AG Patronatserklärungen abgegeben wurden, wird seitens der HVB AG keine Patronatserklärung mehr abgegeben. Verbindlichkeiten dieser Gesellschaften, die nach dem Ausscheiden aus der HVB Group begründet wurden oder werden, werden von früher abgegebenen Patronatserklärungen nicht mehr erfasst.

85 Angaben über Geschäftsbeziehungen mit nahestehenden Unternehmen und Personen

Transaktionen mit nahestehenden Unternehmen und Personen werden grundsätzlich zu Marktpreisen durchgeführt.

Die Hauptversammlung vom 23. Mai 2006 hat von der so genannten Opting Out-Klausel des Gesetzes über die Offenlegung der Vorstandsvergütungen Gebrauch gemacht und beschlossen, dass in den Jahres- und Konzernabschlüssen der Gesellschaft für die Geschäftsjahre 2006 bis 2010, längstens aber bis zum 22. März 2011, die in §285 Satz 1 Nr. 9a Satz 5 bis 9 und §314 Abs. 1 Nr. 6a Satz 5 bis 9 des Handelsgesetzbuches verlangten Angaben unterbleiben. Die Bezüge der Vorstandsmitglieder werden daher nicht individualisiert angegeben.

Bezüge an Organmitglieder sowie an die Bereichsvorstände:

	FIXUM		ERFOLGSBEZOGENE KOMPONENTEN		KOMPONENTEN MIT LANGFRISTIGER ANREIZWIRKUNG[1]		INSGESAMT	in Mio €
	2007	2006	2007	2006	2007	2006	2007	2006
Mitglieder des Vorstands der HVB AG	5	4	7	5	1	1	13	10
Mitglieder des Aufsichtsrats der HVB AG								
für Aufsichtsratstätigkeit	0,8	0,8	0,3[2]	0	0	0	1,1	0,8
Frühere Mitglieder des Vorstands der HVB AG								
und deren Hinterbliebene							9	11
Bereichsvorstände							14	22
Abfindungen/Rückstellungen für Abfindungen für frühere								
Mitglieder des Vorstands und Bereichsvorstände							0	2

1 Geldwert der aktienbasierten Vergütung.
2 Betreffen das Geschäftsjahr 2006, Auszahlung in 2007.

Aktienbasierte Vergütung im Einzelnen:

	Stück
AN MITGLIEDER DES VORSTANDS DER HVB AG	
Optionen	
Stock Options 2006[1]	508633
Stock Options 2007	880324
Performance Shares	
Performance Shares 2006[1]	195333
Performance Shares 2007	265730

1 Inkl. Konzernanstellungsverträgen.

Bezüglich der Details zu den Aktienoptionen bzw. Performance Shares verweisen wir auf die Angaben in der Note 35, in der wir das diesen Instrumenten zugrunde liegende Long Term Incentive-Programm der UniCredit Gruppe dargestellt haben.

Den Mitgliedern des Vorstands werden im üblichen Rahmen Sachbezüge und sonstige Nebenleistungen gewährt. Diese Werte sind in dem ausgewiesenen Fixum enthalten.

Vergütungen der Vorstandsmitglieder oder Angestellten der HVB AG für Aufsichtsratsmandate bei Konzernunternehmen sind an die HVB AG abzuführen.

Im Rahmen der Versorgungszusagen für die Vorstandsmitglieder wurden im Geschäftsjahr 2007 den Pensionsrückstellungen 1370361,– € zugeführt; davon beliefen sich die in einem Fonds investierten Mittel der Deferred Compensation im Geschäftsjahr 2007 auf 1085562,– €.

Für frühere Mitglieder des Vorstands und deren Hinterbliebene bestanden nach § 285 HGB per 31. Dezember 2007 Pensionsrückstellungen in der HVB AG in Höhe von 90 Mio €. Gemäß IFRS beträgt der Pensionsrückstellungswert für pensionierte Vorstandsmitglieder 123 Mio €.

Mitglieder des Aufsichtsrats erhielten in 2007 keine Bezüge für persönlich erbrachte Leistungen.

An die Mitglieder des Aufsichtsrat wurden im Jahr 2007 Aufwandsentschädigungen in Höhe von insgesamt 62038,87 € gezahlt.

Vergütung der Aufsichtsratsmitglieder

Für das Geschäftsjahr 2007 stellt sich die Vergütung der Aufsichtsratsmitglieder wie folgt dar:

					in €
	FESTE VERGÜTUNG	VARIABLE VERGÜTUNG	VERGÜTUNG FÜR AUSSCHUSSTÄTIGKEIT	INSGESAMT (OHNE UMSATZSTEUER)	
Alessandro Profumo, Vorsitzender	50000,—	30400,—	20000,—	100400,—	(68623,40)[3]
Peter König, stellv. Vorsitzender	37500,—	22800,—	20000,—	80300,—	
Dr. Lothar Meyer, stellv. Vorsitzender	37500,—	22800,—	40000,—	100300,—	
Aldo Bulgarelli	25000,—	15200,—		40200,—	(27476,70)[3]
Beate Dura-Kempf	25000,—	15200,—		40200,—	
Sergio Ermotti	25000,—	15200,—		40200,—	(27476,70)[3]
Paolo Fiorentino	25000,—	15200,—		40200,—	(27476,70)[3]
Dario Frigerio	25000,—	15200,—		40200,—	(27476,70)[3]
Klaus Grünewald	25000,—	15200,—		40200,—	
Günter Guderley	25000,—	15200,—	20000,—	60200,—	
Friedrich Koch	25000,—	15200,—		40200,—	
Hanns-Peter Kreuser	25000,—	15200,—		40200,—	
Ranieri de Marchis	25000,—	15200,—	20000,—	60200,—	(41146,70)[3]
Roberto Nicastro	25000,—	15200,—		40200,—	(27476,70)[3]
Vittorio Ogliengo	25000,—	15200,—		40200,—	(27476,70)[3]
Panagiotis Sfeliniotis[1]	12602,74	7662,47		20265,21	
Professor Dr. Dr. h.c. Hans-Werner Sinn	25000,—	15200,—		40200,—	
Maria-Magdalena Stadler	25000,—	15200,—		40200,—	
Ursula Titze	25000,—	15200,—		40200,—	
Jens-Uwe Wächter	25000,—	15200,—		40200,—	
Helmut Wunder[2]	12397,26	7537,53		19934,79	
Summe	**550000,—**	**334400,—**	**120000,—**	**1004400,—**	**877230,30**

1 Mitglied seit 1. 7. 2007.
2 Mitglied bis 30. 6. 2007.
3 Nach Abzug von 30% Aufsichtsratssteuer und 5,5% Solidaritätszuschlag.

Zum Bilanzstichtag stellte sich der Gesamtbetrag der Forderungen an sowie der eingegangenen Haftungsverhältnisse für Aufsichtsrats- und Vorstandsmitglieder sowie an die Bereichsvorstände wie folgt dar:

		in Mio €
	2007	2006
Mitglieder des Vorstands der HVB AG	5	5
Mitglieder des Aufsichtsrats der HVB AG	1	1
Bereichsvorstände	1	2

Alle Kredite an Mitglieder des Vorstands, des Aufsichtsrats und an die Bereichsvorstände werden zu marktüblichen Konditionen verzinst.

Director's Dealings und Aktienbesitz von Vorstands- und Aufsichtsratsmitgliedern

Nach § 15a Wertpapierhandelsgesetz (WpHG) sind die Mitglieder des Vorstands und des Aufsichtsrats sowie bestimmte mit ihnen in einer engen Beziehung stehende Personen verpflichtet, Geschäfte mit Aktien der HVB AG oder sich darauf beziehenden Finanzinstrumenten offen zu legen, sofern die Geschäfte innerhalb eines Kalenderjahrs den Wert von 5000,– € übersteigen.

Für das Geschäftsjahr 2007 sind der HVB AG folgende Geschäfte mitgeteilt worden:

NAME, FUNKTION	TRANS-AKTIONSART	BEZEICHNUNG DES WERTPAPIERS	WERTPAPIER-KENN-NUMMER/ ISIN-NUMMER	DATUM DES GESCHÄFTS-ABSCHLUSSES	STÜCK-ZAHL	PREIS JE STÜCK	GESCHÄFTS-VOLUMEN
Helmut Wunder, Aufsichtsratsmitglied der HVB AG	Verkauf	Inhaber-Stammaktien der Bayerische Hypo- und Vereinsbank AG	WKN: 802200 ISIN DE: 0008022005	4. 1. 2007	100	33,01 €	3301,— €
Helmut Wunder, Aufsichtsratsmitglied der HVB AG	Verkauf	Inhaber-Stammaktien der Bayerische Hypo- und Vereinsbank AG	WKN: 802200 ISIN DE: 0008022005	26. 1. 2007	199	37,— €	7363,— €

Sämtliche Geschäfte sind auf der Internetseite der HVB unter www.hvb.com/dealings unter dem Kapitel »Corporate Governance« veröffentlicht worden.

Die Mitglieder des Vorstands und die Mitglieder des Aufsichtsrats hielten am 31. Dezember 2007 zusammen einen Anteil von weniger als 1% der insgesamt von der HVB AG ausgegebenen Aktien.

86 Honorierung des Abschlussprüfers

Das im Geschäftsjahr als Aufwand erfasste Honorar für den Abschlussprüfer KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, von 11 Mio € für Tätigkeiten bei der HVB Group setzt sich im Einzelnen wie folgt zusammen:

	in Mio €
	2007
Honorar für Abschlussprüfung	8
sonstige Bestätigungs- und Bewertungsleistungen	0
Steuerberatungsleistungen	0
sonstige Leistungen	3

87 Mitarbeiterinnen und Mitarbeiter

Durchschnittlicher Personalstand:

	2007	2006
Mitarbeiter (ohne Auszubildende)	23836	24848
Vollzeitbeschäftigte	18865	19712
Teilzeitbeschäftigte	4971	5136
Auszubildende	1171	1244
Aufgegebene Geschäftsbereiche	—	24012

88 Geschäftsstellen

Geschäftsstellen nach Regionen:

	1.1.2007 HVB GROUP	VERÄNDERUNGEN DES KONSOLIDIERUNGSKREISES		ZUGÄNGE	ABGÄNGE		31.12.2007 HVB GROUP
		1.1.2007 AUFGEGEBENE GESCHÄFTS-BEREICHE	ZU- UND ABGÄNGE	NEU-ERÖFFNUNGEN	SCHLIESSUNGEN	ZUSAMMEN-LEGUNGEN	
Deutschland							
Baden-Württemberg	26		1	6			33
Bayern	430		1	28		– 1	458
Berlin	11		1	2			14
Brandenburg	8			1			9
Bremen	8						8
Hamburg	35		– 1	1		– 3	32
Hessen	18	– 1		3		– 1	19
Mecklenburg-Vorpommern	8			1			9
Niedersachsen	27			2	– 1		28
Nordrhein-Westfalen	22		1	8	– 1		30
Rheinland-Pfalz	22			3			25
Saarland	9			1			10
Sachsen	14			2			16
Sachsen-Anhalt	12						12
Schleswig-Holstein	72			5	– 2	– 2	73
Thüringen	10						10
Zwischensumme	**732**	**– 1**	**3**	**63**	**– 4**	**– 7**	**786**
Übrige Regionen							
Österreich	392	– 383					9
Übriges Westeuropa	23	– 4	2	1	– 2		20
Zentral- und Osteuropa	704	– 700	– 2				2
Afrika	1						1
Amerika	12	– 1	3				14
Asien	13			1			14
Australien	0						0
Zwischensumme	**1145**	**– 1088**	**3**	**2**	**– 2**		**60**
Insgesamt	**1877**	**– 1089**	**6**	**65**	**– 6**	**– 7**	**846**

89 Mitglieder des Aufsichtsrats und des Vorstands

Aufsichtsrat

Alessandro Profumo
Vorsitzender

Peter König
Stellv. Vorsitzender

Dr. Lothar Meyer
Stellv. Vorsitzender

Aldo Bulgarelli

Beate Dura-Kempf

Sergio Ermotti

Paolo Fiorentino

Dario Frigerio

Klaus Grünewald

Günter Guderley

Friedrich Koch

Hanns-Peter Kreuser

Ranieri de Marchis

Roberto Nicastro

Vittorio Ogliengo

Panagiotis Sfeliniotis
seit 1.7.2007

Prof. Dr. Dr. h.c. Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder
bis 30.6.2007

Vorstand

Willibald Cernko

Stefan Ermisch
seit 21.3.2007

Rolf Friedhofen

Heinz Laber

Dr. Stefan Schmittmann

Ronald Seilheimer

Matthias Sohler

Dr. Wolfgang Sprißler
Sprecher des Vorstands

Andrea Umberto Varese

Andreas Wölfer

München, den 10. März 2008

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

DER VORSTAND

Cernko Ermisch Friedhofen Laber Schmittmann

Seilheimer Sohler Sprißler Varese Wölfer

Erklärung des Vorstands

gemäß § 37y WpHG i.V.m. § 37w Abs. 2 Nr. 3 WpHG

Wir versichern nach bestem Wissen, dass gemäß den anzuwendenden Rechnungslegungsgrundsätzen der Konzernabschluss ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns vermittelt und im Konzernlagebericht der Geschäftsverlauf einschließlich des Geschäftsergebnisses und die Lage des Konzerns so dargestellt sind, dass ein den tatsächlichen Verhältnissen entsprechendes Bild vermittelt wird, sowie die wesentlichen Chancen und Risiken der voraussichtlichen Entwicklung des Konzerns beschrieben sind.

München, den 10. März 2008

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

DER VORSTAND

Cernko Ermisch Friedhofen Laber Schmittmann

Seilheimer Sohler Sprißler Varese Wölfer

Bestätigungsvermerk des Abschlussprüfers

Wir haben den von der Bayerische Hypo- und Vereinsbank Aktiengesellschaft, München, aufgestellten Konzernabschluss – bestehend aus Bilanz, Gewinn- und Verlustrechnung, Eigenkapitalveränderungsrechnung, Kapitalflussrechnung und Anhang – sowie den Konzernlagebericht für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2007 geprüft. Die Aufstellung von Konzernabschluss und Konzernlagebericht nach den IFRS, wie sie in der EU anzuwenden sind, und den ergänzend nach §315a Abs. 1 HGB anzuwendenden handelsrechtlichen Vorschriften liegt in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Konzernabschluss und den Konzernlagebericht abzugeben.

Wir haben unsere Konzernabschlussprüfung nach §317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Konzernabschluss unter Beachtung der anzuwendenden Rechnungslegungsvorschriften und durch den Konzernlagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben im Konzernabschluss und Konzernlagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der Jahresabschlüsse der in den Konzernabschluss einbezogenen Unternehmen, der Abgrenzung des Konsolidierungskreises, der angewandten Bilanzierungs- und Konsolidierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses und des Konzernlageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Beurteilung auf Grund der bei der Prüfung gewonnenen Erkenntnisse entspricht der Konzernabschluss den IFRS, wie sie in der EU anzuwenden sind, und den ergänzend nach §315a Abs. 1 HGB anzuwendenden handelsrechtlichen Vorschriften und vermittelt unter Beachtung dieser Vorschriften ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns. Der Konzernlagebericht steht in Einklang mit dem Konzernabschluss, vermittelt insgesamt ein zutreffendes Bild von der Lage des Konzerns und stellt die Chancen und Risiken der zukünftigen Entwicklung zutreffend dar.

München, den 10. März 2008

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Becker
Wirtschaftsprüfer

Pukropski
Wirtschaftsprüfer



Corporate Governance

Aufsichtsrat, Treuhänder und Vorstand	216
Bericht des Aufsichtsrats	218
Corporate-Governance-Bericht mit Vergütungsbericht	226

Aufsichtsrat, Treuhänder und Vorstand

Aufsichtsrat

Alessandro Profumo
Chief Executive Officer
der UniCredito Italiano S.p.A., Mailand
Vorsitzender

Peter König
Mitarbeiter der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft,
Haar-Salmdorf,
stellv. Vorsitzender

Dr. Lothar Meyer
bis 31. 12. 2007 Vorsitzender des Vorstands der
ERGO Versicherungsgruppe AG, Bergisch Gladbach,
stellv. Vorsitzender

Aldo Bulgarelli
Rechtsanwalt,
Verona

Beate Dura-Kempf
Mitarbeiterin der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft,
Litzendorf

Sergio Ermotti
Head of Markets & Investment Banking,
Mitglied des Management Committee der
UniCredito Italiano S.p.A., Collina d'Oro

Paolo Fiorentino
Head of Global Banking Services Division,
Mitglied des Management Committee der
UniCredito Italiano S.p.A., Mailand

Dario Frigerio
Head of Private Banking and Asset Management
Division,
Mitglied des Management Committee der
UniCredito Italiano S.p.A., Mailand

Klaus Grünewald
Fachbereichsleiter FB1, Landesbezirk Bayern
der Vereinten Dienstleistungsgewerkschaft,
Gröbenzell

Günter Guderley
Mitarbeiter der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft, Goldbach

Friedrich Koch
Mitarbeiter der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft, Kirchheim

Hanns-Peter Kreuser
Mitarbeiter der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft, München

Ranieri de Marchis
Chief Financial Officer,
Mitglied des Management Committee der
UniCredito Italiano S.p.A., Mailand

Roberto Nicastro
Head of Retail Division,
Mitglied des Management Committee der
UniCredito Italiano S.p.A., Mailand

Vittorio Ogliengo
Head of Corporate Division,
Mitglied des Management Committee der
UniCredito Italiano S.p.A., Parma

Panagiotis Sfeliniotis
Mitarbeiter der HVB Direkt GmbH,
München,
seit 1. 7. 2007

Prof. Dr. Dr. h. c. Hans-Werner Sinn
Präsident des ifo-Instituts für Wirtschaftsforschung,
Gauting

Maria-Magdalena Stadler
Mitarbeiterin der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft, Pullach

Ursula Titze
Mitarbeiterin der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft, Neusäß

Jens-Uwe Wächter
Mitarbeiter der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft,
Himmelpforten

Helmut Wunder
Mitarbeiter der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft,
Waischenfeld,
bis 30. 6. 2007

Ausschüsse des Aufsichtsrats[1]

Präsidium
Alessandro Profumo,
Peter König,
Dr. Lothar Meyer

Prüfungsausschuss
Dr. Lothar Meyer, Vorsitzender,
Günter Guderley,
Peter König,
Ranieri de Marchis,
Alessandro Profumo

Vermittlungsausschuss
Alessandro Profumo,
Peter König,
Dr. Lothar Meyer,
Ursula Titze

1 Siehe auch Erläuterungen im Bericht des Aufsichtsrats

Treuhänder

Treuhänder für das Pfandbriefgeschäft
gemäß §7 Pfandbriefgesetz

Dieter Knauer
Ltd. Ministerialrat im Bayerischen
Staatsministerium der Finanzen, München

stellvertretend

Ulrich Exler
Präsident des Bayerischen Landesamts
für Steuern, Ministerialdirigent a. D., München

Dr. Ulrich Klein
Ltd. Ministerialrat im Bayerischen
Staatsministerium der Finanzen, München

Vorstand

Willibald Cernko
Jahrgang 1956
Division Privat- und Geschäftskunden

Stefan Ermisch
Jahrgang 1966
Division Markets & Investment Banking
Innenorganisation, Integration und Etablierung
der globalen Investment Banking Aktivitäten
der UniCredit Gruppe in der HVB
seit 21. 3. 2007

Rolf Friedhofen
Jahrgang 1958
Chief Financial Officer (CFO)

Heinz Laber
Jahrgang 1953
Human Resources Management

Dr. Stefan Schmittmann
Jahrgang 1956
Division Firmen- und Kommerzielle
Immobilienkunden

Ronald Seilheimer
Jahrgang 1959
Division Markets & Investment Banking
Marktseite

Matthias Sohler
Jahrgang 1969
Chief Operating Officer (COO)

Dr. Wolfgang Sprißler
Jahrgang 1945
Sprecher des Vorstands

Andrea Umberto Varese
Jahrgang 1964
Chief Risk Officer (CRO)

Andreas Wölfer
Jahrgang 1961
Division Wealth Management

Bericht des Aufsichtsrats

Der Aufsichtsrat hat die Arbeit des Vorstands im Geschäftsjahr 2007, wie auch in den Vorjahren, intensiv begleitet. Der Aufsichtsrat hat den Vorstand im Rahmen der ihm nach Gesetz, Satzung und der Geschäftsordnung auferlegten Rechte und Pflichten bei der Leitung des Unternehmens beraten und dessen Geschäftsführung überwacht. In allen Entscheidungen von wesentlicher Bedeutung war der Aufsichtsrat eingebunden.

Der Vorstand informierte den Aufsichtsrat regelmäßig, zeitnah und umfassend über den Geschäftsverlauf und die wirtschaftliche Lage der Gesellschaft und ihrer Tochtergesellschaften, über die Planung und das Risikomanagement. Dies geschah in erster Linie in den Sitzungen des Aufsichtsrats, aber auch außerhalb der Sitzungen in schriftlicher Form. Darüber hinaus stand der Aufsichtsratsvorsitzende stets in engem Kontakt mit dem Sprecher des Vorstands und ließ sich fortlaufend über die aktuelle Entwicklung der Geschäftslage, wesentliche Geschäftsvorfälle und Entscheidungen des Vorstands in Kenntnis setzen.

Der Aufsichtsrat konnte sich auf der Grundlage der Berichte des Vorstands sowie des vom Abschlussprüfer erstatteten Berichts über das Risikoüberwachungssystem von der Leistungsfähigkeit des gemäß §91 Abs. 2 AktG eingerichteten Risikoüberwachungssystems überzeugen.

Das besondere Interesse des Aufsichtsrats galt im Jahr 2007 der Geschäftsentwicklung der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft (HVB) in der neuen divisionalen Organisationsstruktur mit der Fokussierung auf das Deutschlandgeschäft und auf das Investment Banking, insbesondere vor dem Hintergrund der Auswirkungen der Krise auf dem Finanzmarkt ab der zweiten Hälfte des Jahres 2007. Die Aufsichtsratsarbeit des Jahres 2007 wurde außerdem von den verschiedenen Klagen von Aktionären gegen die konzerninternen Veränderungen im Beteiligungsbereich der Gesellschaft, von dem durch die Hauptversammlung bestellten besonderen Vertreter zur Geltendmachung etwaiger Schadensersatzansprüche sowie von dem durch den Mehrheitsaktionär eingeleiteten Squeeze-out-Verfahren geprägt. Der Aufsichtsrat ließ sich vom Vorstand regelmäßig über den Stand der gerichtlichen Verfahren sowie über die Aktivitäten des besonderen Vertreters unterrichten und hat sich mit Unterstützung eines externen juristischen Beraters sowie auf Basis der Berichte des Vorstands eingehend mit den Rechten und Pflichten des Aufsichtsrats insbesondere im Zusammenhang mit der Bestellung des besonderen Vertreters durch die Hauptversammlung vom 26./27. Juni 2007 befasst.

Schwerpunkt der Beratungen im Aufsichtsratsplenum

Das Aufsichtsratsplenum ist im vergangenen Jahr zu sieben Sitzungen (davon drei im ersten Halbjahr und vier im zweiten Halbjahr 2007) zusammengekommen, wobei zwei Sitzungen außerplanmäßig waren. In insgesamt 39 Fällen hat der Aufsichtsrat seine Zustimmung zu zustimmungspflichtigen Geschäften erteilt, von denen 37 Beschlüsse Zustimmungen im schriftlichen Verfahren zu Kreditgeschäften mit Unternehmen gemäß Art. 136 Testo Unico Bancario (TUB) betrafen, einer im Kern mit §15 KWG (»Organkredite«) vergleichbaren bankaufsichtsrechtlichen Regelung, die im Wesentlichen die Verhinderung missbräuchlicher Sonderbegünstigungen von Mandatsträgern zum Ziel hat. Darüber hinaus hat der Aufsichtsrat auch weitere Beschlüsse im Rahmen seiner Zuständigkeit gefasst.

Zu Beginn des Jahres 2007 wurde der Aufsichtsrat vom Vorstand über zwei wesentliche Schritte im Zusammenhang mit der Neustrukturierung der UniCredit Gruppe zu einer europäischen Bankengruppe informiert. Zum einen betraf dies den Beschluss des Vorstands, die der außerordentlichen Hauptversammlung vom 25. Oktober 2006 zur Zustimmung vorgelegten Verträge über den Verkauf der Beteiligung an der Bank Austria Creditanstalt an die UniCredito Italiano S.p.A. (UniCredit) sowie über die Neuordnung der HVB-Beteiligungen in Zentral- und Osteuropa zu vollziehen. Zum anderen betraf dies die Ankündigung der UniCredit vom 23. Januar 2007, bei der HVB ein Squeeze-out-Verfahren zur Erleichterung der konzerninternen Abläufe einzuleiten. In der Aufsichtsratssitzung am 7. Februar 2007 hat sich der Aufsichtsrat zunächst sehr eingehend mit dem Beschluss des Vorstands befasst, die von der außerordentlichen Hauptversammlung vom 25. Oktober 2006 beschlossenen Veränderungen im Beteiligungsbereich trotz der zahlreichen Anfechtungsklagen zu vollziehen. Der Vorstand hat hierzu dem Aufsichtsrat im Einzelnen dargelegt, dass der Beschluss auf der Grundlage sowohl einer Stellungnahme der Wirtschaftsprüfungsgesellschaft, die bereits mit der Bewertung der zu übertragenden Einheiten befasst war, als auch einer Legal Opinion einer renommierten Rechtsanwaltskanzlei jeweils zu den

Erfolgschancen der gegen die Hauptversammlungsbeschlüsse eingereichten Anfechtungsklagen, getroffen worden ist. Hiernach hätten sich nach Durchsicht der in den Anfechtungsklagen behaupteten formellen und materiellen Rügen keine Anhaltspunkte ergeben, die gegen einen Vollzug der Hauptversammlungsbeschlüsse gesprochen hätten; insbesondere hätten sich aus den vorgetragenen materiellen Rügen keine Veränderungen in den Bewertungsaussagen ergeben. Im Verlauf des Jahres hat der Vorstand den Aufsichtsrat dann jeweils aktuell schriftlich sowie ausführlich mündlich in den Aufsichtsratssitzungen über den Stand der Anfechtungsklagen gegen die Beschlüsse der Hauptversammlung vom 25. Oktober 2006 unterrichtet, wobei die sich aus dem jeweiligen Verfahrensstand ergebende rechtliche Bewertung eingehend vom Aufsichtsrat mit dem Vorstand erörtert wurde.

Die Ankündigung des Squeeze-out-Verfahrens bei der HVB hatte zunächst – bedingt durch den erforderlichen Bewertungsprozess – eine Verschiebung der Hauptversammlung auf Ende Juni 2007 zur Folge. Hiermit hat sich der Aufsichtsrat in der Sitzung am 20. März 2007 auf der Grundlage der Erläuterungen des Vorstands befasst. In einer außerordentlichen Sitzung am 12. Mai 2007 hat der Aufsichtsrat nach eingehender Beratung die Tagesordnung für diese Hauptversammlung gebilligt sowie über die Beschlussvorschläge des Aufsichtsrats zu den einzelnen Punkten der Tagesordnung entschieden. Zum Beschlussvorschlag betreffend das Squeeze-out-Verfahren lagen dem Aufsichtsrat insbesondere vor der Übertragungsbericht der UniCredit mit der von UniCredit in Auftrag gegebenen gutachterlichen Stellungnahme zur Ermittlung des objektivierten Unternehmenswertes der HVB, erstellt von einer Wirtschaftsprüfungsgesellschaft, außerdem das formelle Verlangen der UniCredit, einen Beschluss der Hauptversammlung zur Übertragung der Aktien der Minderheitsaktionäre gemäß § 327a Absatz 1 Satz 1 AktG herbeizuführen, der Entwurf des Berichts des gerichtlich bestellten sachverständigen Prüfers über die Prüfung der Angemessenheit der Barabfindung sowie die gesetzlich vorgesehene Gewährleistungserklärung eines Kreditinstituts. In der Sitzung legte der Vorstand dem Aufsichtsrat zunächst die Hintergründe für das Verlangen der UniCredit sowie die Aufgaben der Organmitglieder der HVB in diesem Zusammenhang dar. Zur Angemessenheit der Barabfindung ließ sich der Aufsichtsrat in der Sitzung von der Wirtschaftsprüfungsgesellschaft, die von der UniCredit beauftragt worden war, die Bewertung der HVB sowie die Bewertungsmethode erläutern. Der Aufsichtsrat konnte sich davon überzeugen, dass die Bewertung unter Beachtung der in Theorie, Praxis und Rechtsprechung anerkannten Grundsätze durchgeführt wurde. Der Aufsichtsrat ließ sich außerdem von einer renommierten Rechtsanwaltskanzlei, die von der UniCredit als juristischer Berater mandatiert worden war, die rechtlichen Rahmenbedingungen des Squeeze-out-Verfahrens darlegen. Nachdem im Rahmen der Aussprache alle Argumente erörtert waren, fasste der Aufsichtsrat seinen Beschlussvorschlag auch zu diesem Punkt der Tagesordnung der Hauptversammlung.

Mit Schreiben vom 21. und 23. Mai 2007 hat der Vorstand den Aufsichtsrat über die Anträge von Aktionären auf Erweiterung der Tagesordnung für die Hauptversammlung gemäß § 122 Abs. 2 AktG informiert. Mit diesen Anträgen auf Bestellung von Sonderprüfern und Bestellung eines besonderen Vertreters zur Geltendmachung von Schadensersatzansprüchen gemäß § 147 Abs. 1 AktG gegen Mitglieder des Vorstands und Aufsichtsrats der HVB sowie gegen die UniCredit und deren gesetzliche Vertreter hat sich der Aufsichtsrat im schriftlichen Verfahren befasst. Im weiteren Verlauf des Jahres informierte der Vorstand den Aufsichtsrat jeweils aktuell schriftlich, aber auch eingehend mündlich in den folgenden Aufsichtsratssitzungen über die verschiedenen, von Aktionären der Bank erhobenen Anfechtungs- und Nichtigkeitsklagen im Zusammenhang mit den Beschlüssen der Hauptversammlung vom 26./27. Juni 2007. Außerdem wurde der Aufsichtsrat über die von verschiedenen ausländischen Gesellschaften erhobene Schadensersatzklage in Höhe von 17,3 Mrd € gegen die UniCredit, Herrn Alessandro Profumo und Herrn Dr. Wolfgang Sprißler sowie über die von dieser Aktionärsgruppe erhobene Feststellungsklage auf Nichtigkeit des Jahresabschlusses 2006 unterrichtet.

Bericht des Aufsichtsrats (Fortsetzung)

Sehr eingehend beschäftigte sich der Aufsichtsrat ferner unter Hinzuziehung eines juristischen Beraters mit den Rechten des besonderen Vertreters, der Absicht des Vorstands, den Beschluss der Hauptversammlung zur Bestellung eines besonderen Vertreters vor dem Hintergrund einer hiergegen gerichteten Anfechtungsklage der UniCredit zunächst nur sehr eingeschränkt zu vollziehen, solange die mit dem Bestellungsbeschluss sowie den Befugnissen des besonderen Vertreters verbundenen Fragen ungeklärt sind, sowie dem Antrag des besonderen Vertreters auf Erlass einer einstweiligen Verfügung.

Mit dem Urteil des Landgerichts München I (LG) vom 6. September 2007, das dem Antrag des besonderen Vertreters weitgehend entsprochen hat, sowie den sich daraus für die Gesellschaft und ihre Organe sowie Mitarbeiter ergebenden Folgen befasste sich der Aufsichtsrat in seiner außerordentlichen Sitzung am 17. September 2007. Zum Umfang der Rechte und Pflichten der Mitglieder des Aufsichtsrats im Zusammenhang mit den Tätigkeiten des besonderen Vertreters hatte der Aufsichtsrat außerdem eine Stellungnahme einer renommierten Rechtsanwaltskanzlei angefordert, die in der Aufsichtsratssitzung am 7. November 2007 eingehend erläutert wurde.

Der Vorstand unterrichtete den Aufsichtsrat über die von der HVB gegen das Urteil des LG eingelegte Berufung und die Entscheidung des Oberlandesgerichts München (OLG) vom 28. November 2007, mit welcher die Rolle des besonderen Vertreters klargestellt und dessen Befugnisse deutlich eingeschränkt wurden, sowie über die Auswirkungen des Urteils für das Verhältnis der Mitglieder des Aufsichtsrats zum besonderen Vertreter.

Der Vorstand hat den Aufsichtsrat auch ausführlich darüber informiert, dass der besondere Vertreter als Nebenintervenient den Anfechtungsklagen gegen die Beschlüsse der außerordentlichen Hauptversammlung vom 25. Oktober 2006 beigetreten ist mit dem Argument, Aufsichtsrat und Hauptversammlung seien im Zusammenhang mit dem Verkauf der Beteiligungen an der BA-CA und den anderen Unternehmen in Zentral- und Osteuropa von UniCredit und dem Vorstand getäuscht worden. Allen Aufsichtsratsmitgliedern wurden unaufgefordert die entsprechenden Schriftsätze des besonderen Vertreters sowie der Erwiderungsschriftsatz hierauf zur Verfügung gestellt. Außerdem wurde der Aufsichtsrat schriftlich über die Aufforderung des besonderen Vertreters an die UniCredit, die Beteiligung an der BA-CA an die HVB zurückzuübertragen, sowie die Ablehnung dieses Verlangens durch die UniCredit, ebenfalls jeweils unverzüglich unterrichtet. Schließlich informierte der Vorstand den Aufsichtsrat darüber, dass die HVB als Reaktion auf die Anfechtungsklagen gegen den in der Hauptversammlung 2007 gefassten Beschluss, die Aktien der Minderheitsaktionäre gegen eine angemessene Barabfindung auf die UniCredit zu übertragen, beim LG München ein so genanntes Freigabeverfahren beantragt hat mit dem Ziel, feststellen zu lassen, dass die gegen den Squeeze-out-Beschluss erhobenen Klagen der Eintragung des Übertragungsbeschlusses in das Handelsregister nicht entgegenstehen. Dem hat der Aufsichtsrat zugestimmt.

Angesichts der inzwischen sehr vielfältigen Klagen und der Komplexität der Vorgänge hat der Aufsichtsrat im Februar 2008 einen Ad-hoc-Arbeitskreis eingesetzt, um die in diesem Zusammenhang stehenden Fragen im Rahmen des Aufgabengebiets des Aufsichtsrats zu beraten, für die Plenumssitzungen vorzubereiten und damit die Effizienz der Aufsichtsratsarbeit zu stärken.

In der Aufsichtsratssitzung am 7. Februar 2007 ließ sich der Aufsichtsrat außerdem über den Stand der Anfechtungsklagen gegen die Beschlüsse der Hauptversammlung vom 23. Mai 2006 zum Verkauf des Kreditportfolios »Aphrodite« sowie des entsprechenden Freigabeverfahrens berichten. Nachdem die von den Klägern gegen die Freigabeentscheidung des LG München eingelegte sofortige Beschwerde vom OLG München zurückgewiesen wurde, konnte die betreffende Ausgliederung am 30. März 2007 in das Handelsregister eingetragen werden.

In der Aufsichtsratssitzung am 20. März 2007 hat sich der Aufsichtsrat mit der Integration des Investment Banking-Geschäfts der UniCredit Banca Mobiliare S.p.A. (UBM) in die HVB befasst. Der Vorstand erläuterte dem Aufsichtsrat anhand von Unterlagen zunächst die Hintergründe für diese Transaktion, nach denen die HVB zum gruppenweiten Kompetenzzentrum für das Investment Banking der UniCredit Gruppe weiterentwickelt werden soll.
Der Vorstand legte ferner dar, dass bei der UBM eine high-level

Due Diligence durchgeführt wurde, bei der sämtliche relevanten Gebiete – auch mit externer Unterstützung – geprüft wurden. Von der vom Vorstand mandatierten Wirtschaftsprüfungsgesellschaft ließ sich der Aufsichtsrat in der Sitzung die Bewertung der UBM sowie die Bewertungsmethode darlegen. Hierzu wurden dem Aufsichtsrat entsprechende umfangreiche Präsentationsunterlagen vorgelegt. Der Aufsichtsrat ließ sich außerdem in der Sitzung die vorgesehene Transaktionsstruktur – eine Kapitalerhöhung gegen Sacheinlage unter Ausnutzung des bestehenden genehmigten Kapitals unter Ausschluss des Bezugsrechts der Aktionäre auf Basis der dargelegten Bewertung der UBM – erläutern. Aus Sicht des Aufsichtsrats lagen überzeugende Gründe für einen Ausschluss des Bezugsrechts der Aktionäre vor. Nachdem alle wesentlichen Kriterien der Transaktion in dieser Sitzung eingehend erörtert worden waren, stimmte der Aufsichtsrat am 30. März 2007 im schriftlichen Verfahren der Transaktion und der Kapitalerhöhung unter Ausnutzung eines Teils des genehmigten Kapitals zu.

Nach den konzerninternen Veränderungen des Jahres 2006 – Anpassung an die divisionale Organisationsstruktur der UniCredit, Veränderungen im Beteiligungsbereich – galt das besondere Interesse des Aufsichtsrats der Entwicklung der HVB in der neuen Struktur. In vier Sitzungen ließ sich der Aufsichtsrat über die jeweils aktuelle Geschäftsentwicklung des Unternehmens und der einzelnen Divisionen anhand entsprechender Vorlagen des Vorstands, insbesondere des Halbjahresfinanzberichts und der Quartalsberichte unterrichten. Gegenstand der Beratungen waren dabei auch die Jahresplanung 2007 sowie gegen Ende des Jahres die vorläufige Planung für das Jahr 2008, für die der Vorstand einen ersten Zwischenbericht vorgelegt hatte. Eingehend befasst hat sich der Aufsichtsrat auch mit der Krise am amerikanischen Immobilienmarkt (US Subprime-Krise), von der die HVB direkt nur in geringem Maße betroffen ist. Allerdings sind die daraus folgenden Finanzmarktturbulenzen und deren Auswirkungen auch an der Erfolgsrechnung der HVB nicht spurlos vorübergegangen (Einzelheiten zu den Auswirkungen der Finanzmarktkrise siehe im Lagebericht des Geschäftsberichts der HVB Group, Abschnitt »Entwicklung der HVB Group im schwierigen Kapitalmarktumfeld«).

In der Aufsichtsratssitzung am 17. September 2007 berichtete der Vorstand dem Aufsichtsrat, dass auch ein Rebranding der HVB vorgesehen sei, wobei – unter Beibehaltung der Marke »HypoVereinsbank« – die Marke optisch an das Design der Masterbrand der UniCredit Gruppe angepasst werden soll. Nach eingehender Beratung stimmte der Aufsichtsrat der Einführung des geänderten Logos zum 1. Quartal 2008 zu.

Außerdem hat sich der Aufsichtsrat mit dem Projekt EuroSig befasst, mit dem auch zum Vorteil der HVB eine einheitliche IT-Plattform für die UniCredit Gruppe eingeführt werden soll. Anhand der vom Vorstand hierzu verteilten Unterlagen hat der Aufsichtsrat diese Maßnahme eingehend beraten.

Auch über solche Veränderungen im Beteiligungsbereich, für die eine Zustimmung des Aufsichtsrats nicht erforderlich war (unter anderem Verkauf der Nordinvest GmbH an Pioneer Investments, Veräußerung der Financial Markets Service Bank an den französischen Finanzdienstleister CACEIS), wurde der Aufsichtsrat vom Vorstand aktuell unterrichtet.

Im Rahmen der Berichterstattung aus den Ausschüssen hat der Chief Risk Officer (CRO) auch im Aufsichtsratsplenum ausführlich über die Risikostrategie sowie die Markt-, Kredit- und operationellen Risiken berichtet. Zum Stand der Umsetzung von Basel II hat ein Aufsichtsratsmitglied den Vorstand um aktuelle Information gebeten. Dieser Bitte wurde in der Aufsichtsratssitzung vom 7. November 2007 durch einen entsprechenden Bericht des CRO unter Vorlage umfangreicher Präsentationsunterlagen entsprochen. Angesichts der Informationsdichte und Häufigkeit der Sitzungen hatte der Aufsichtsrat ansonsten jedoch keine Veranlassung, über die zur Verfügung gestellten Unterlagen und mündliche Erläuterungen hinaus in 2007 zusätzliche Bücher und Schriften der Gesellschaft i.S.v. § 111 AktG einzusehen.

Schließlich hat sich der Aufsichtsrat anhand eines umfassenden Personalberichts mit Fragen der Personalentwicklung befasst und auf Vorschlag des Präsidiums ein weiteres Mitglied des Vorstands bestellt.



Corporate Governance

Auch im Jahr 2007 hat sich der Aufsichtsrat intensiv mit Corporate-Governance-Themen befasst.

Die Geschäftsordnung des Aufsichtsrats wurde in Bezug auf die Wahl der beiden stellvertretenden Präsidiumsmitglieder geringfügig geändert. Diese werden nunmehr aus dem Kreis des gesamten Aufsichtsrats – und nicht nur aus dem Kreis der Mitglieder des Prüfungsausschusses – gewählt. Der Aufsichtsrat hat sich über die Neuregelung des Deutschen Corporate-Governance-Kodex in der Fassung vom 14. Juni 2007 schriftlich unterrichten lassen. Zur Durchführung der jährlichen Effizienzprüfung gemäß Kodex hatte der Vorsitzende des Aufsichtsrats die Mitglieder vor der betreffenden Sitzung gebeten, ihm Anregungen zu etwaigen Änderungen der Aufsichtsratsarbeit mitzuteilen, die dann in der Aufsichtsratssitzung ausführlich erörtert wurden. Der Aufsichtsrat hat sich zudem mit möglichen Interessenkonflikten befasst. So haben an der Beschlussfassung über die Zustimmung des Aufsichtsrats zur Integration des Investment Banking-Geschäfts der UBM in die HVB im Wege einer Sachkapitalerhöhung zwei Aufsichtsratsmitglieder auf Grund ihrer gleichzeitigen Organstellung bei der UBM nicht teilgenommen. Ebenfalls wurde bei der Abstimmung über die Tagesordnung für die Hauptversammlung im Juni 2007 möglichen Interessenkollisionen im Zusammenhang mit dem Squeeze-out-Verfahren dadurch Rechnung getragen, dass ein Aufsichtsratsmitglied sich der Stimme enthalten hat.

In Übereinstimmung mit dem Corporate-Governance-Kodex hat der Aufsichtsrat die Struktur des Vergütungssystems für den Vorstand beraten und überprüft. Änderungen ergaben sich unter anderem insoweit, als beim jährlichen Bonus in den Scorecards auch zwei Ziele aus dem Bereich Werte und Führung enthalten sind. Weitere Einzelheiten hierzu sind im Vergütungsbericht dargelegt.

Außerdem hat der Aufsichtsrat Ende des Jahres die Entsprechenserklärung nach § 161 AktG verabschiedet, wobei im Jahr 2007 drei Kodex-Empfehlungen nicht gefolgt wurde. Nähere Ausführungen enthält der gemeinsame Corporate-Governance-Bericht von Vorstand und Aufsichtsrat (siehe das Kapitel »Corporate-Governance-Bericht mit Vergütungsbericht« dieses Geschäftsberichts). Von wenigen Terminüberschneidungen abgesehen, haben an den Plenumssitzungen in der Regel alle Aufsichtsratsmitglieder teilgenommen; kein Mitglied des Aufsichtsrats hat im Geschäftsjahr 2007 an weniger als der Hälfte der Sitzungen teilgenommen.

Tätigkeitsschwerpunkte der Ausschüsse

Der Aufsichtsrat hat dauerhaft drei Ausschüsse eingerichtet, welche die Arbeit des Aufsichtsratsplenums unterstützen. Die Aufgaben der Ausschüsse sind im Corporate-Governance-Bericht beschrieben, ihre Zusammensetzung ist in der Aufstellung »Aufsichtsrat« in diesem Geschäftsbericht dargestellt.

Präsidium des Aufsichtsrats

Das Präsidium ist im vergangenen Jahr zu drei Sitzungen zusammengekommen. Vier Beschlussfassungen erfolgten im schriftlichen Verfahren. Behandelt wurden insbesondere Vorstandspersonalien. Gegenstand der Beratungen war auch die Vorstandsvergütung, wobei die Bezüge und die Ziele für 2007 im Einzelnen festgelegt wurden. Außerdem hat das Präsidium seine Zustimmung zur Übernahme von Aufsichtsratsmandaten der Vorstandsmitglieder erteilt und sich im Umlaufverfahren mit zustimmungspflichtigen Krediten befasst.

Prüfungsausschuss

Der Prüfungsausschuss ist im vergangenen Jahr zu fünf Sitzungen zusammengekommen. Vorsitzender des Ausschusses ist Herr Dr. Lothar Meyer, bis zum 31. Dezember 2007 Vorsitzender des Vorstands der ERGO Versicherungsgruppe AG. Der Prüfungsausschuss befasste sich insbesondere mit der Vorprüfung des Jahres- und Konzernabschlusses, des Berichts über die Beziehungen zu verbundenen Unternehmen sowie der Erörterung des Halbjahresfinanzberichts und der Zwischenberichte zum 31. März und 30. September 2007. Bei der Erörterung des verkürzten Abschlusses und Zwischenlageberichts zum 30. Juni 2007 gemäß § 37w WpHG war der von der Hauptversammlung gewählte Prüfer anwesend und hat über die Ergebnisse der prüferischen Durchsicht des verkürzten Zwischenabschlusses und Lageberichts berichtet.

Im Zusammenhang mit der Erörterung des Zwischenberichts zum 30. September hat sich der Ausschuss auch eingehend mit den Auswirkungen der internationalen Finanzkrise befasst. Der Ausschuss ließ sich hierzu in der Sitzung am 7. November 2007 auch nochmals einen aktuellen Bericht über die Liquiditätssituation geben, nachdem bereits Mitte des Jahres über eine zufriedenstellende Liquiditäts- und Fundingsituation im Ausschuss berichtet worden war.

Zur Vorbereitung der Wahl des Abschlussprüfers für das Geschäftsjahr 2007 und des Prüfers für eine prüferische Durchsicht des verkürzten Abschlusses und Zwischenlageberichts durch die Hauptversammlung hat der Ausschuss die Unabhängigkeit des zur Wahl vorgeschlagenen Abschlussprüfers geprüft; er ließ sich hierzu von dem Abschlussprüfer eine detaillierte Erklärung zu Sachverhalten, welche die Unabhängigkeit beeinträchtigen könnten, vorlegen. Der Prüfungsausschuss ist danach zu dem Ergebnis gekommen, dass die dargestellten Sachverhalte die Unabhängigkeit des Abschlussprüfers nicht beeinträchtigen. Der Ausschuss hat sich von dem Abschlussprüfer den Prüfungsplan, die Prüfungsschwerpunkte und den Honorarvorschlag erläutern lassen und den Prüfungsauftrag unter Festlegung des Honorars erteilt. Außerdem hat sich der Ausschuss mit Art und Umfang der nicht prüfungsbezogenen Leistungen durch den Abschlussprüfer befasst und in Einzelfällen seine Zustimmung zu einer Mandatierung erteilt.

Gegenstand der Erörterung im Prüfungsausschuss waren ferner Berichte der internen Revision über das vorausgegangene Jahr, die Prüfungsplanung für 2007 sowie über die Revisionsergebnisse des zweiten und dritten Quartals 2007. Ausführlich beraten wurde außerdem der Bericht des Abschlussprüfers über die jährliche Depotprüfung, nach deren Ergebnis das Depotgeschäft ordnungsgemäß geführt wird und auch den Verhaltensregeln und Meldepflichten nach dem Wertpapierhandelsgesetz (WpHG) grundsätzlich entsprochen wird. Zum Themenkomplex Compliance ließ sich der Ausschuss ferner einen Bericht über die Einhaltung der Datenschutzvorschriften vorlegen. Der Ausschuss konnte sich davon überzeugen, dass die Erfordernisse des Bundesdatenschutzgesetzes erfüllt werden. Auch hat sich der Ausschuss im Verlauf des Jahres in vier Sitzungen sehr eingehend mit einem jeweils umfassenden Portfoliobericht des Chief Risk Officer (CRO) befasst und sich anhand der Unterlagen die Entwicklung des Kreditrisikos, Marktrisikos sowie der operationellen Risiken erläutern lassen.

Bei der Entwicklung des Kreditrisikos galt das besondere Interesse des Ausschusses dem weiteren planmäßigen Abbau des im Jahr 2004 gebildeten Segments »Real Estate Restructuring« (RER-Portfolio), in dem Sanierungsbestände des Immobilienfinanzierungsgeschäfts gebündelt worden waren, sowie dem Abbau des im vergangenen Jahr gebildeten Special Credit Portfolios von nicht strategischen Forderungen, das wegen fehlender Cross Selling-Möglichkeiten vordringlich abgebaut werden soll. Zum Marktrisiko ließ sich der Ausschuss insbesondere jeweils aktuell über die Auswirkungen der Finanzmarktturbulenzen unterrichten. In Übereinstimmung mit den Mindestanforderungen an das Kreditgeschäft der Kreditinstitute wurde dem Ausschuss regelmäßig der MaRisk-Bericht vorgelegt; außerdem hat sich der Ausschuss die Kreditrisikostrategie 2007 sehr eingehend erläutern lassen. Auf Grund der Berichte und der hierzu vorgelegten Unterlagen ist der Ausschuss der Ansicht, dass die Risiken frühzeitig und umfassend erfasst und angemessen gesteuert werden.

Vermittlungsausschuss

Der gesetzlich vorgeschriebene Vermittlungsausschuss brauchte auch im vergangenen Jahr nicht zusammenzutreten.

Die jeweiligen Vorsitzenden der Ausschüsse haben in den Sitzungen des Aufsichtsratsplenums ausführlich sowohl über die Gegenstände als auch über die Ergebnisse der Beratungen und die Beschlussfassungen in den Ausschüssen berichtet. In zwei Fällen wurde diese Aufgabe aus terminlichen Gründen von dem Stellvertreter wahrgenommen.

Bericht des Aufsichtsrats

Prüfung und Billigung des Jahresabschlusses 2007
Der Jahresabschluss und der Lagebericht für die Bayerische Hypo- und Vereinsbank Aktiengesellschaft sowie der nach International Financial Reporting Standards (IFRS) aufgestellte Konzernabschluss und Konzernlagebericht für das Geschäftsjahr 2007 sind unter Einbeziehung der Buchführung von der KPMG geprüft und jeweils mit dem uneingeschränkten Bestätigungsvermerk versehen worden.

Der Abschlussprüfer hat im Rahmen seiner Prüfungspflichten gemäß §317 Abs. 4 HGB auch die bei der Bank bestehenden Überwachungssysteme für die Früherkennung von Risiken geprüft. Der Abschlussprüfer kommt zu dem Ergebnis, dass das eingerichtete Risikofrüherkennungssystem grundsätzlich geeignet ist, Entwicklungen, die den Fortbestand der Gesellschaft gefährden, frühzeitig zu erkennen und bestätigt, dass die Lageberichte für die AG und den Konzern die Risiken der künftigen Entwicklung zutreffend darstellen. An der Schlussbesprechung des Vorstands mit dem Abschlussprüfer hat der Vorsitzende des Prüfungsausschusses teilgenommen.

Die genannten Abschlussunterlagen mit dem Gewinnverwendungsvorschlag des Vorstands wurden zusammen mit dem Bericht des Abschlussprüfers dem Aufsichtsrat zugeleitet. Im Rahmen der Vorprüfung hat sich der Prüfungsausschuss intensiv mit diesen Unterlagen befasst. In der vorbereitenden Sitzung des Prüfungsausschusses sowie in der nachfolgenden Bilanzsitzung des Aufsichtsrats hat der Prüfungsleiter des Abschlussprüfers über die Ergebnisse der Prüfung berichtet und eingehend die Fragen der Aufsichtsratsmitglieder beantwortet. Außerdem hat der Vorstand die Abschlüsse in diesen Sitzungen ausführlich erläutert. Auch der Vorsitzende des Prüfungsausschusses hat über das Ergebnis der Prüfung durch diesen Ausschuss an den Gesamtaufsichtsrat berichtet. Der Aufsichtsrat hat sich dem Ergebnis der Prüfung durch den Abschlussprüfer angeschlossen, nachdem er sämtliche Vorlagen geprüft, eingehend diskutiert und für ordnungsgemäß, plausibel und vollständig befunden hat. Nach dem abschließenden Ergebnis seiner eigenen Prüfung von Jahres- und Konzernabschluss, Lage- und Konzernlagebericht sowie des Vorschlags für die Gewinnverwendung hat er festgestellt, dass Einwendungen nicht zu erheben sind. In seiner Sitzung vom 10. März 2008 hat der Aufsichtsrat deshalb den vom Vorstand aufgestellten Jahresabschluss gebilligt. Damit ist der Jahresabschluss festgestellt. Ebenso hat der Aufsichtsrat in dieser Sitzung den vom Vorstand aufgestellten Konzernabschluss gebilligt. Dem Vorschlag des Vorstands für die Verwendung des Bilanzgewinns stimmt der Aufsichtsrat zu.

Die UniCredito Italiano S.p.A. ist seit dem 17. November 2005 mehrheitlich am Grundkapital der HVB AG beteiligt. Der Vorstand hat demnach gemäß §312 AktG auch für das Geschäftsjahr 2007 einen Bericht über die Beziehungen der Bayerischen Hypo- und Vereinsbank AG zu verbundenen Unternehmen erstellt. Der Bericht enthält folgende Schlusserklärung des Vorstands:

»Wir erklären, dass die Bayerische Hypo- und Vereinsbank AG nach den Umständen, die uns in dem Zeitpunkt bekannt waren, in dem die in diesem Bericht aufgeführten Rechtsgeschäfte vorgenommen sowie die in diesem Bericht aufgeführten Maßnahmen getroffen oder unterlassen wurden, bei jedem Rechtsgeschäft eine angemessene Gegenleistung erhielt sowie dadurch, dass Maßnahmen getroffen oder unterlassen wurden, nicht benachteiligt wurde.«

Die KPMG hat diesen Bericht geprüft und mit folgendem Bestätigungsvermerk versehen:
»Nach unserer pflichtgemäßen Prüfung und Beurteilung bestätigen wir, dass
1. die tatsächlichen Angaben des Berichts richtig sind,
2. bei den im Bericht aufgeführten Rechtsgeschäften die Leistung der Gesellschaft nicht unangemessen hoch war,
3. bei den im Bericht aufgeführten Maßnahmen keine Umstände für eine wesentlich andere Beurteilung als die durch den Vorstand sprechen.«

Der Bericht des Vorstands über die Beziehungen zu verbundenen Unternehmen und der diesbezügliche Prüfungsbericht der KPMG sind dem Aufsichtsrat ebenfalls zugeleitet worden. Im Rahmen der Vorprüfung hat sich der Prüfungsausschuss und anschließend der Aufsichtsrat in der Bilanzsitzung intensiv mit diesen Unterlagen befasst. Der Aufsichtsrat hat die Angaben auf Plausibilität und

Konsistenz geprüft und sich einzelne Rechtsgeschäfte der HVB mit der UniCredit und deren verbundenen Unternehmen sowie sonstige kostenauslösende, von der UniCredit veranlasste Maßnahmen gewissenhaft angesehen. Vor dem Hintergrund der anhängigen Verfahren und der dabei erhobenen Bewertungsrügen galt dies insbesondere für den Vollzug des Verkaufs der Beteiligung an der Bank Austria Creditanstalt sowie der HVB-Beteiligungen in Zentral- und Osteuropa. Aber auch mit anderen Rechtsgeschäften, wie dem Verkauf der Nordinvest GmbH und der Financial Markets Service Bank, oder Maßnahmen, wie dem Rebranding und der Einführung einer einheitlichen IT-Plattform für die UniCredit Gruppe, hat sich der Aufsichtsrat unter dem Gesichtspunkt einer etwaigen Nachteilszuführung befasst. Die KPMG hat an der Besprechung des Aufsichtsrats und der vorbereitenden Sitzung des Prüfungsausschusses teilgenommen und über die wesentlichen Ergebnisse ihrer Prüfung berichtet. Auch der Vorsitzende des Prüfungsausschusses berichtete über das Ergebnis der Prüfung durch diesen Ausschuss an den Gesamtaufsichtsrat. Der Aufsichtsrat hat sich dem Ergebnis der Prüfung durch die KPMG nach eingehender Erörterung angeschlossen. Nach dem abschließenden Ergebnis seiner eigenen Prüfung des Berichts des Vorstands über die Beziehungen der Bayerischen Hypo- und Vereinsbank AG zu verbundenen Unternehmen im Geschäftsjahr 2007 gemäß § 312 AktG, bei der sich keine Beanstandungen ergeben haben, sind Einwendungen gegen die Schlusserklärung des Vorstands in diesem Bericht nicht zu erheben.

Personalien

Vor dem Hintergrund der Entscheidung der UniCredit, die Investment Banking-Aktivitäten der Gruppe in der HVB zu bündeln, wurde mit Wirkung vom 21. März 2007 Herr Stefan Ermisch neu zum Mitglied des Vorstands bestellt. Herr Ermisch ist für die Division Markets & Investment Banking zuständig, wobei sich seine Aufgaben auf die Innenorganisation sowie Integration und Etablierung der globalen Investment Banking-Aktivitäten in der HVB erstreckt.

In der Hauptversammlung am 26./27. Juni 2007 ist Herr Sergio Ermotti, Head of Markets & Investment Banking der UniCredit, für die Restlaufzeit des Mandats von Herrn Carlo Salvatori, das heißt bis zum Ablauf der ordentlichen Hauptversammlung des Jahres 2008, zum Mitglied des Aufsichtsrats gewählt worden. Herr Ermotti war zuvor durch Beschluss des Registergerichts München vom 22. August 2006 als Nachfolger von Herrn Salvatori zum Mitglied des Aufsichtsrats bestellt worden.

Mit Wirkung vom 30. Juni 2007 hat Herr Helmut Wunder sein Aufsichtsratsmandat niedergelegt. An seiner Stelle ist Herr Panagiotis Sfeliniotis, der nach den Vorschriften des Mitbestimmungsgesetzes von den Arbeitnehmern der Bank zum Ersatzmitglied von Herrn Wunder gewählt worden war, Mitglied des Aufsichtsrats geworden. Der Aufsichtsrat dankt Herrn Wunder auch an dieser Stelle für seine langjährige und verdienstvolle Mitarbeit in diesem Gremium sehr herzlich.

Am 31. Januar 2007 ist Herr Karl Wüst verstorben, der von 1973 bis 1976 Mitglied des Vorstands der Bayerische Hypotheken – und Wechsel-Bank AG war und als Mitglied des Beirats dieser Bank bis 1988 eng verbunden blieb. Am 12. Januar 2008 verstarb Herr Dr. Wilhelm Zeitler, der nach erfolgreicher Tätigkeit im Vorstand der Vereinsbank in Nürnberg AG und im Vorstand der Westfalenbank AG in Bochum, 1979 in den Vorstand der Bayerischen Hypotheken- und Wechsel-Bank AG berufen wurde, dem er bis 1986 angehörte. Danach war er bis 1992 Mitglied des Beirats dieser Bank. Mit großem persönlichen Engagement, hoher Fachkompetenz und sicherem Urteilsvermögen haben sich die Verstorbenen um die Entwicklung der Bank sehr verdient gemacht. Das Andenken an die Verstorbenen werden wir in hohen Ehren halten.

Der Aufsichtsrat dankt dem Vorstand, den Mitarbeiterinnen und Mitarbeitern sowie den Mitarbeitervertretungen für den hohen Einsatz im vergangenen Jahr. Sie alle haben dazu beigetragen, dass das Unternehmen ungeachtet der schwierigen globalen Marktverhältnisse ein gutes Geschäftsergebnis erzielen konnte.

München, den 10. März 2008

Der Aufsichtsrat

Alessandro Profumo
Vorsitzender

Corporate-Governance-Bericht mit Vergütungsbericht

Corporate Governance: Leitgedanke

Gute Corporate Governance bedeutet verantwortungsvolle Führung von Unternehmen. Für die Erreichung der Unternehmensziele und die nachhaltige Steigerung des Unternehmenswerts ist sie von zentraler Bedeutung, sie stärkt so das Vertrauen von Aktionären und Investoren in den Kapitalmarkt. Vorbildliche Corporate Governance wird dabei nicht allein durch Einhalten von formellen Bestimmungen, sondern vor allem durch gelebte verantwortungsvolle Unternehmensführung geprägt. Für die Bayerische Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) ist diese verantwortungsvolle Unternehmensführung eine Maxime, der sie durch enges und effizientes Zusammenwirken von Vorstand und Aufsichtsrat sowie durch Klarheit und Transparenz in der Kommunikation entspricht.

Rechtliche Grundlagen

Den rechtlichen Rahmen bilden für die HVB AG mit Sitz in Deutschland insbesondere das Aktien- und Mitbestimmungsgesetz, das Bankaufsichts- und Kapitalmarktrecht sowie der Deutsche Corporate-Governance-Kodex. Den Empfehlungen des Deutschen Corporate-Governance-Kodex in der Fassung vom 12. Juni 2006 bzw. 14. Juni 2007 ist die HVB AG im Jahr 2007 mit drei Abweichungen gefolgt und wird den Empfehlungen künftig mit drei Abweichungen entsprechen. Im Sinne des »Comply or Explain«-Prinzips sind die Abweichungen in der Entsprechenserklärung des Vorstands und Aufsichtsrats vom 3. Dezember 2007 im Einzelnen aufgeführt.
Auf den folgenden Seiten ist unter der Überschrift »Entsprechenserklärung 2007 zum Deutschen Corporate-Governance-Kodex gemäß § 161 AktG« der gesamte Wortlaut der Erklärung mit Erläuterung der Abweichungen abgedruckt. Diese Entsprechenserklärung ist den Aktionären darüber hinaus auf der Website der Gesellschaft dauerhaft zugänglich gemacht worden.

Den im Corporate-Governance-Kodex enthaltenen zahlreichen Anregungen folgt die HVB AG mit vier Ausnahmen:

- In mitbestimmten Aufsichtsräten sollten die Vertreter der Aktionäre und der Arbeitnehmer die Sitzungen des Aufsichtsrats jeweils gesondert, gegebenenfalls mit Mitgliedern des Vorstands, vorbereiten. Im Jahr 2007 fanden keine vorbereitenden Sitzungen der Vertreter der Aktionäre und keine gemeinsamen Vorbesprechungen sämtlicher Arbeitnehmervertreter im Aufsichtsrat statt.

- Die Einführung unterschiedlicher Amtsperioden für die Anteilseignervertreter im Aufsichtsrat haben wir – im Interesse einer Harmonisierung mit den Mandatslaufzeiten der Arbeitnehmervertreter und einer Gleichbehandlung aller Aufsichtsratsmitglieder – nicht vorgesehen.

- Die Vergütung der Aufsichtsratsmitglieder enthält keine auf den langfristigen Unternehmenserfolg bezogenen Bestandteile. Der weit überwiegende Teil unserer Aufsichtsratsmitglieder ist gehalten, die Aufsichtsratsvergütung abzuführen, so dass das einzelne Aufsichtsratsmitglied von einer entsprechenden Regelung nicht profitieren würde. Wir halten daher eine Vergütungsregelung mit langfristiger Anreizwirkung für unseren Aufsichtsrat nicht für sinnvoll.

- Die Vorstandsverträge, die in der Regel eine Laufzeit von nicht mehr als drei Jahren haben, sehen keine Abfindungszahlung an ein Vorstandsmitglied für den Fall einer vorzeitigen Beendigung der Vorstandstätigkeit ohne wichtigen Grund vor, auch keine solche, deren Höhe auf maximal zwei Jahresvergütungen begrenzt ist (Abfindungs-Cap). Eine Abfindung kann sich zwar aus einer anlässlich der Beendigung individuell getroffenen Aufhebungsvereinbarung ergeben; hierbei ist jedoch die restliche Vertragslaufzeit zu berücksichtigen.

Weitere gesetzliche Regelungen, die der Transparenz und der Verhinderung missbräuchlicher Ausnutzung von Insiderinformationen dienen, finden sich im Wertpapierhandelsgesetz in der Fassung des Anlegerschutzverbesserungsgesetzes und des Transparenzrichtlinie-Umsetzungsgesetzes bzw. des Finanzmarktrichtlinie-Umsetzungsgesetzes, insbesondere zum Insiderhandelsverbot, zur Ad-hoc-Publizität, zur Veröffentlichung von Wertpapiergeschäften von Organmitgliedern (Directors' Dealings) sowie zur Veröffentlichung von Beteiligungen an börsennotierten Unternehmen bei Erreichen, Über- oder Unterschreiten bestimmter Schwellenwerte. Ferner sind die gesetzlichen Regelungen zur Geldwäschebekämpfung und die hierzu ergangenen Richtlinien sowie die Regelungen zum Datenschutz zu beachten, für deren Einhaltung und Umsetzung eigene Einheiten in der Bank zuständig sind.

Satzung, Geschäftsordnung, Leitsätze, Compliance-Richtlinien, Integrity Charter

Außer den gesetzlichen Rahmendaten für die Führung und Kontrolle einer Aktiengesellschaft enthalten die von der Hauptversammlung beschlossene Satzung der HVB AG sowie die Geschäftsordnungen, die sich Vorstand und Aufsichtsrat gegeben haben, Regelungen für die Unternehmensführung und -kontrolle. So finden sich in der Geschäftsordnung des Aufsichtsrats insbesondere Ausführungen zu zustimmungspflichtigen Geschäften sowie nähere Regelungen zu Informations- und Berichtspflichten. In Bezug auf das Wertpapier- und Immobiliengeschäft hat die Bank ferner Compliance-Richtlinien und Mitarbeiterleitsätze eingeführt. Die Einhaltung dieser Vorschriften wird vom Compliance-Beauftragten der Bank und dessen Mitarbeitern überwacht. Sämtliche Unternehmen der UniCredit Gruppe verbindet ferner als gemeinsamer Werterahmen eine Integrity Charter, die durch die Einführung eines Ombudsmann-Systems flankiert wird. Sie ist richtungsweisend für das Verhalten der Mitarbeiter am Arbeitsplatz und enthält Verhaltensnormen für alle Mitarbeiter in den Unternehmen der gesamten UniCredit Gruppe. Ergänzend hierzu besteht für die HVB AG ein Code of Conduct. Dieser Verhaltenskodex fasst bestehende Regelungen und ethische Grundsätze zusammen und legt sie verbindlich für den Vorstand und alle Mitarbeiter der HVB fest.

Effiziente Unternehmensüberwachung

Aufsichtsrat, Ausschüsse

Der Aufsichtsrat der HVB AG besteht aus 20 Mitgliedern und setzt sich gemäß dem deutschen Mitbestimmungsgesetz zu gleichen Teilen aus Vertretern der Aktionäre und der Arbeitnehmer zusammen. Bei den Vorschlägen zur Wahl der Aufsichtsratsmitglieder wird darauf geachtet, dass diese die erforderlichen Kenntnisse und Fähigkeiten besitzen und keine Organfunktionen und Beratungsaufgaben bei wesentlichen Konkurrenten ausüben. Die Mitglieder des Aufsichtsrats sind dem Unternehmensinteresse verpflichtet. Gemäß der Geschäftsordnung des Aufsichtsrats sind Interessenkonflikte dem Aufsichtsrat gegenüber offen zu legen. Zur Vermeidung etwaiger Interessenkonflikte haben im Jahr 2007 einzelne Aufsichtsratsmitglieder an entsprechenden Beschlussfassungen nicht teilgenommen oder sich der Stimme enthalten. Weitere Ausführungen enthält der Aufsichtsratsbericht in diesem Geschäftsbericht. Eine Übersicht der Mandate der Aufsichtsratsmitglieder in anderen gesetzlich zu bildenden Aufsichtsräten oder vergleichbaren Kontrollgremien ist im Anhang zum Jahresabschluss der HVB AG veröffentlicht. Auf Grund der internationalen Zusammensetzung des Aufsichtsrats sind bei den Sitzungen des Aufsichtsrats vereidigte Dolmetscher anwesend, damit durch Simultanübersetzung die Berücksichtigung der Beiträge aller Aufsichtsratsmitglieder sichergestellt ist.

Nach dem deutschen Aktiengesetz sind die Aufgaben der Geschäftsleitung und die der Geschäftskontrolle streng getrennt. Aufgabe des Aufsichtsrats ist es, den Vorstand bei der Führung der Geschäfte zu überwachen und zu beraten. Die Bestellung und Abberufung der Vorstandsmitglieder gehört zu den zentralen Aufgaben des Aufsichtsrats. Darüber hinaus können bestimmte Arten von Geschäften kraft Gesetzes oder auf Grund von Zustimmungsvorbehalten des Aufsichtsrats nur mit dessen Zustimmung vorgenommen werden. Dies gilt insbesondere für Kapitalmaßnahmen und nach der Geschäftsordnung des Aufsichtsrats der HVB AG für Investitionen oder Desinvestitionen ab einem bestimmten Betrag. Zur Unterstützung seiner Arbeit hat der Aufsichtsrat der HVB AG im Geschäftsjahr 2007 drei Ausschüsse eingerichtet. Zusammensetzung und Aufgaben der Ausschüsse stellen sich wie folgt dar:

Präsidium

- Dem Präsidium gehören der Vorsitzende des Aufsichtsrats und seine beiden Stellvertreter an. Es befasst sich insbesondere mit der Vorstandsnachfolgeplanung und legt die Vorstandsvergütung und die Vergütungsstruktur fest.

Prüfungsausschuss

- Der Prüfungsausschuss, der in der Regel viermal pro Jahr tagt, besteht aus fünf Mitgliedern. Ihm obliegt insbesondere die Vorbereitung der Entscheidung des Aufsichtsrats über die Feststellung des Jahresabschlusses und die Billigung des Konzernabschlusses, die Vorprüfung des Berichts zu verbundenen Unternehmen sowie die Erörterung der Halbjahresfinanz- und der Quartalsberichte. Zu den weiteren Aufgaben dieses Ausschusses gehört die Vorbereitung des Vorschlags des Aufsichtsrats an die Hauptversammlung zur Wahl des Abschlussprüfers, wobei der Ausschuss die erforderliche Unabhängigkeit des Abschlussprüfers prüft sowie Art und Umfang der nicht prüfungsbezogenen Leistungen des Prüfers festlegt. Ferner obliegt dem Prüfungsausschuss die Erteilung des Prüfungsauftrags für den Jahres- und Konzernabschluss sowie für eine prüferische Durchsicht des verkürzten Abschlusses und des Zwischenlageberichts zum 30. Juni eines jeden Jahres gem. §§37w Abs. 5, 37y Wertpapierhandelsgesetz (WpHG) an den Abschlussprüfer auf Grund der Beschlussfassung der Hauptversammlung, einschließlich der Festlegung von Prüfungsschwerpunkten sowie des Honorars. Gegenstand der Erörterung des Prüfungsausschusses sind außerdem die regelmäßigen Berichte der internen Revision über die Revisionsergebnisse.

Anhand entsprechender Berichte des Vorstands werden im Prüfungsausschuss ferner regelmäßig die Risikolage und das Risikomanagement des Unternehmens erörtert. Die Risikolage und die Früherkennung von Risiken sind für den Fortbestand eines Unternehmens von grundlegender Bedeutung. Nach den Mindestanforderungen an das Risikomanagement der Kreditinstitute der Bundesanstalt für Finanzdienstleistungsaufsicht sind sowohl dem Vorstand als auch dem Aufsichtsrat pro Quartal Risikoberichte vorzulegen. Außerdem hat die Geschäftsleitung die Risikostrategie mindestens einmal jährlich zu überprüfen und sie mit dem Aufsichtsrat zu erörtern. Auf diese Weise erhält der Aufsichtsrat regelmäßige und detaillierte Berichte, insbesondere über die Risikostrategie sowie über Kredit-, Markt- und operationelle Risiken aber auch über Liquiditäts- und Reputationsrisiken.

Zu den Aufgaben des Prüfungsausschusses gehört es außerdem, sich mit Fragen der Compliance zu befassen.

Vermittlungsausschuss

- Der Vermittlungsausschuss, dem je zwei Mitglieder der Anteilseignervertreter und der Arbeitnehmervertreter angehören, hat dem Aufsichtsrat für die Bestellung oder die Abberufung von Vorstandsmitgliedern einen Vorschlag zu unterbreiten, wenn bei der vorausgegangenen Beschlussfassung des Aufsichtsrats die erforderliche Zweidrittelmehrheit nicht erreicht worden ist. Der gesetzlich vorgesehene Vermittlungsausschuss brauchte im vergangenen Jahr nicht zusammenzutreten.

Die Vorsitzenden der Ausschüsse berichten im Plenum ausführlich über die Ausschussarbeit.

Vorstand

Der Vorstand leitet das Unternehmen in eigener Verantwortung und arbeitet mit den übrigen Organen der Gesellschaft und den Arbeitnehmervertretungen zum Wohle des Unternehmens vertrauensvoll zusammen. Er entwickelt die strategische Ausrichtung des Unternehmens, stimmt sie mit dem Aufsichtsrat ab und verantwortet ihre Umsetzung. Die dem Gesamtvorstand vorbehaltenen Angelegenheiten sowie die jeweiligen Ressortzuständigkeiten im Vorstand der HVB AG sind in einem Geschäftsverteilungsplan sowie der Geschäftsordnung niedergelegt, die auch die Voraussetzungen für Beschlussfassungen und die erforderlichen Beschlussmehrheiten regelt.

Die Ressortzuständigkeiten im Vorstand der HVB AG entsprechen der nach Kundengruppen (Business Divisions) und nach Funktionen unterteilten Organisationsstruktur der HVB AG. Vom 1. Januar 2007 bis zum 20. März 2007 gehörten dem Vorstand der HVB AG neun ordentliche Mitglieder an. Mit Wirkung zum 21. März 2007 wurde ein weiteres ordentliches Vorstandsmitglied mit der Verantwortlichkeit für die Innenorganisation der Division Markets & Investment Banking und Integration der globalen Investment Banking-Aktivitäten der UniCredit Gruppe in der HVB bestellt. Seit diesem Zeitpunkt besteht der Vorstand somit aus zehn Mitgliedern. Neben dem Vorstandssprecher, dem Chief Financial Officer (CFO), dem Chief Risk Officer (CRO), dem Chief Operating Officer (COO) und dem Chief Human Resources Management (HRM), der zugleich Arbeitsdirektor ist, gehören damit dem Vorstand die jeweiligen Leiter der Divisionen Privat- und Geschäftskunden (PuG), Wealth Management (WEM), Firmen- & Kommerzielle Immobilienkunden (FKI) sowie Markets & Investment Banking (MIB) an, wobei die Division MIB von zwei Vorstandsmitgliedern mit Zuständigkeiten für die Marktseite einerseits und für Innenorganisation bzw. Integration der globalen Investment Banking-Aktivitäten andererseits geleitet wird. Der Sprecher des Vorstands, Herr Dr. Sprißler, ist zugleich Leiter des German Region Advisory Staff im Management Committee der UniCredit und nimmt dort beratende Funktion im Hinblick auf die Interessen der HVB AG war.

Der Vorstand der HVB AG berichtet dem Aufsichtsrat regelmäßig, zeitnah und umfassend über alle relevanten Fragen der Unternehmensplanung einschließlich der Abweichung von Plänen und der strategischen Weiterentwicklung, über den Gang der Geschäfte und die Lage des Unternehmens einschließlich der Risikolage sowie über Fragen der Compliance. Die Berichte werden in der Regel in Textform erstattet; entscheidungsrelevante Unterlagen werden dem Aufsichtsrat möglichst rechtzeitig vor der Sitzung zur Verfügung gestellt.

Directors' Dealings und Aktienbesitz von Vorstands- und Aufsichtsratsmitgliedern

Nach § 15a WpHG sind die Mitglieder des Vorstands und des Aufsichtsrats sowie bestimmte mit ihnen in einer engen Beziehung stehende Personen verpflichtet, Geschäfte mit Aktien der HVB AG oder sich darauf beziehenden Finanzinstrumenten offen zu legen, sofern die Geschäfte innerhalb eines Kalenderjahres den Wert von 5000,– € übersteigen.

Für das Geschäftsjahr 2007 sind der HVB AG folgende Geschäfte mitgeteilt worden:

Directors' Dealings

NAME, FUNKTION	TRANS-AKTIONSART	BEZEICHNUNG DES WERTPAPIERS	WERTPAPIER-KENN-NUMMER/ ISIN-NUMMER	DATUM DES GESCHÄFTS-ABSCHLUSSES	STÜCK-ZAHL	PREIS JE STÜCK in €	GESCHÄFTS-VOLUMEN in €
Helmut Wunder, Aufsichtsratsmitglied der HVB AG	Verkauf	Inhaber-Stammaktien der Bayerische Hypo- und Vereinsbank AG	WKN: 802200 ISIN DE: 0008022005	4. 1. 2007	100	33,01	3301,00
Helmut Wunder, Aufsichtsratsmitglied der HVB AG	Verkauf	Inhaber-Stammaktien der Bayerische Hypo- und Vereinsbank AG	WKN: 802200 ISIN DE: 0008022005	26. 1. 2007	199	37,00	7363,00

Sämtliche Geschäfte sind auf der Internetseite der HVB AG unter www.hvb.com/dealings unter dem Kapitel »Corporate Governance« veröffentlicht worden.

Die Mitglieder des Vorstands und die Mitglieder des Aufsichtsrats hielten am 31. Dezember 2007 zusammen einen Anteil von weniger als 1% der insgesamt von der HVB AG ausgegebenen Aktien.

Aktionäre, Hauptversammlung

Die Aktionäre üben ihre Rechte in der Hauptversammlung aus, die vom Vorstand in der Regel einmal jährlich unter Angabe der Tagesordnung einberufen wird. Die ordentliche Hauptversammlung, der der Jahresabschluss vorgelegt wird, findet in den ersten acht Monaten des Geschäftsjahrs statt. Für alle Inhaber von stimmberechtigten Aktien gilt das One-share-one-vote-Prinzip. Alle Inhaber von stimmberechtigten Aktien können ihr Stimmrecht selbst ausüben oder durch einen Bevollmächtigten (zum Beispiel eine Vereinigung von Aktionären oder Kreditinstitute) oder einen weisungsgebundenen Stimmrechtsvertreter des Unternehmens ausüben lassen. Weisungen zur Stimmrechtsausübung an den benannten Stimmrechtsvertreter der Gesellschaft können auch über das Internet – und damit über elektronische Kommunikationsmittel – erteilt werden. Einzelheiten hierzu werden den Aktionären mit der Einladung zur Hauptversammlung mitgeteilt. Die Hauptversammlung beschließt unter anderem über die Verwendung des Bilanzgewinns, die Entlastung von Vorstand und Aufsichtsrat, über die Wahl der Anteilseignervertreter im Aufsichtsrat und die Wahl des Abschlussprüfers, über Satzungsänderungen und Kapitalmaßnahmen sowie über umwandlungsrechtliche Maßnahmen.

Risikomanagement

Die HVB AG verfügt über eine umfassende, ihre Tochtergesellschaften einbeziehende Risikoüberwachung und -steuerung. Die Überwachungssysteme sind darauf ausgerichtet, dass Risiken frühzeitig erkannt werden. Controlling und Risikomanagement sind unter dem Verantwortungsbereich des Chief Risk Officer zusammengefasst, der regelmäßig im Prüfungsausschuss des Aufsichtsrats berichtet. Weitere Ausführungen hierzu enthält das Kapitel »Risk Report«.

Kommunikation, Transparenz

Die HVB AG legt besonderen Wert auf eine regelmäßige und zeitnahe Kommunikation mit ihren Kunden, Eigentümern, Mitarbeitern und der Öffentlichkeit. Durch Pressemeldungen und Berichte wird über die Lage des Unternehmens informiert. Informationen, die geeignet sind, den Aktienkurs erheblich zu beeinflussen, werden als Ad-hoc-Mitteilungen veröffentlicht und auch auf der Website der Gesellschaft zur Verfügung gestellt. Darüber hinaus berichten im Rahmen der Ergebniskommunikation und in regelmäßig durchgeführten Pressetelefonkonferenzen der Vorstandssprecher und der Finanzvorstand der HVB AG über für das Unternehmen wichtige Themen sowie über aktuelle Geschäftszahlen. Die entsprechenden Termine werden in einem Finanzkalender veröffentlicht.

Entsprechenserklärung 2007 zum Deutschen Corporate-Governance-Kodex gemäß §161 AktG

Vorstand und Aufsichtsrat haben am 3. Dezember 2007 nachfolgende Entsprechenserklärung abgegeben, die auch auf der Website der HVB AG dauerhaft zugänglich gemacht worden ist:

»Vorstand und Aufsichtsrat der Bayerische Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) erklären, dass den vom Bundesministerium der Justiz im amtlichen Teil des elektronischen Bundesanzeigers bekannt gemachten Empfehlungen der ›Regierungskommission Deutscher Corporate-Governance-Kodex‹ in der Fassung vom 12. Juni 2006 und vom 14. Juni 2007 im Geschäftsjahr 2007 mit folgenden Abweichungen entsprochen wurde:

- Nach Ziffer 3.8 Satz 3 des Corporate-Governance-Kodex soll ein angemessener Selbstbehalt vereinbart werden, wenn die Gesellschaft für Vorstand und Aufsichtsrat eine D&O-Versicherung abschließt.

  Verantwortungsvolles Handeln ist für alle Organmitglieder selbstverständliche Pflicht; eines Selbstbehalts bedarf es deshalb nicht.

- Nach Ziffer 4.2.3 Satz 6 des Kodex sollen Aktienoptionen und vergleichbare Gestaltungen auf anspruchsvolle, relevante Vergleichsparameter bezogen sein. Außerdem soll nach Ziffer 4.2.3 Satz 8 der Aufsichtsrat für außerordentliche, nicht vorhergesehene Entwicklungen eine Begrenzungsmöglichkeit (Cap) vereinbaren.

  Die direkte Vergütung der Vorstandsmitglieder der HVB AG in 2007 besteht aus drei Komponenten und umfasst feste und variable Bestandteile: ein Festgehalt, einen Bonus als variable Vergütung mit erfolgsbezogener Komponente (Short Term Incentive) und einen Vergütungsbestandteil mit langfristiger Anreizwirkung (Long Term Incentive). Im Rahmen des Long Term Incentive nehmen die Mitglieder des Vorstands am Stock Option & Performance Shares-Plan der UniCredit Gruppe teil. Dieser Plan umfasst Stock Options auf UniCredit-Aktien und Performance Shares in Form von UniCredit-Aktien. Abweichend von Ziffer 4.2.3 des Kodex sieht dieser Long Term Incentive-Plan weder Vergleichsparameter noch – bezogen auf die Stock Options – Erfolgsziele vor; auch wurde keine Begrenzungsmöglichkeit (Cap) für außerordentliche, nicht vorhergesehene Entwicklungen vereinbart.

- Nach Ziffer 5.3.3 des Kodex in der Fassung vom 14. Juni 2007 soll der Aufsichtsrat einen Nominierungsausschuss bilden, der ausschließlich mit Vertretern der Anteilseigner besetzt ist und der dem Aufsichtsrat für dessen Wahlvorschläge an die Hauptversammlung geeignete Kandidaten vorschlägt.

  Auf Grund der Struktur der Gesellschaft mit einem Mehrheitsaktionär und der derzeitigen Besetzung des Aufsichtsrats hält der Aufsichtsrat die Bildung eines Nominierungsausschusses für entbehrlich.

Zur Klarstellung sei Folgendes angemerkt: Als Anhang zum Übertragungsbericht der UniCredito Italiano S.p.A. nach §327c Abs. 2 Satz 1 AktG vom 11. Mai 2007 ist ein Bericht über die Werthaltigkeit der Sacheinlage der UniCredit Banca Mobiliare S.p.A., Mailand/Italien, der im Rahmen der Kapitalerhöhung bei der Bayerische Hypo- und Vereinsbank AG, München, von PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, am 29. März 2007 erstellt wurde, veröffentlicht worden. Entsprechend den Vorgaben von PricewaterhouseCoopers ist dieser Bericht über die Werthaltigkeit der Sacheinlage nicht im Internet veröffentlicht worden, um die sonst ungehinderte Zugriffsmöglichkeit von Nicht-Aktionären auf dieses Gutachten zu beschränken. Vorstand und Aufsichtsrat der HVB AG sehen darin jedoch keine Abweichung von Ziffer 2.3.1 des Corporate-Governance-Kodex, wonach die vom Gesetz für die Hauptversammlung verlangten Berichte und Unterlagen auch auf der Internet-Seite der Gesellschaft veröffentlicht werden sollen.

Vorstand und Aufsichtsrat der Bayerische Hypo- und Vereinsbank Aktiengesellschaft erklären weiter, dass den vom Bundesministerium der Justiz im amtlichen Teil des elektronischen Bundesanzeigers bekannt gemachten Empfehlungen der ›Regierungskommission Deutscher Corporate-Governance-Kodex‹ in der Fassung vom 14. Juni 2007 mit Ausnahme von Ziff. 3.8 Satz 3 (Selbstbehalt bei der D&O-Versicherung), Ziff. 4.2.3 (keine Vergleichsparameter und – bezogen auf Stock-Options – Erfolgsziele sowie Begrenzungsmöglichkeiten im Rahmen des Long Term Incentive-Plans auf UniCredit-Aktien) und Ziff. 5.3.3 (Bildung eines Nominierungsausschusses) auch künftig entsprochen wird.«

Vergütungsbericht

In Übereinstimmung mit dem Deutschen Corporate-Governance-Kodex werden im Folgenden die Grundzüge des Vergütungssystems für den Vorstand der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) erläutert. Außerdem wird die Aufsichtsratsvergütung im Einzelnen beschrieben und individualisiert, aufgegliedert nach Vergütungsbestandteilen, ausgewiesen.

1. Struktur der Vorstandsvergütung für das Geschäftsjahr 2007

Aufgabe des Aufsichtsratsplenums ist es, die Struktur der Vorstandsvergütung auf Vorschlag des Aufsichtsratspräsidiums zu beraten und regelmäßig zu überprüfen. Die Vergütung im Einzelnen wird vom Präsidium festgelegt. Die direkte Vergütung besteht aus drei Komponenten und umfasst feste und variable Bestandteile: Ein Festgehalt, einen Bonus als variable Vergütung mit erfolgsbezogener Komponente (Short Term Incentive) und einen Vergütungsbestandteil mit langfristiger Anreizwirkung (Long Term Incentive).

Besonderes Gewicht haben die variablen Komponenten, die an die Erreichung der für das Geschäftsjahr vereinbarten Ziele sowie der Ziele im strategischen Plan anknüpfen und das Festgehalt deutlich übertreffen können. Durch eine wettbewerbsfähige erfolgsgerechte Vergütung und eine Verlagerung der Auszahlung in die mittel- bis langfristige Zukunft auf Grund der Beteiligung am Long Term Incentive-Plan der UniCredit Gruppe soll eine Bindung des Managements an das Unternehmen erreicht werden.

Um die Verantwortung der Vorstandsmitglieder marktgerecht zu vergüten, hat ein externer Spezialist eine Marktuntersuchung für die UniCredit durchgeführt, die auch Vorstandspositionen zum Inhalt hatte und in die vergleichbare Unternehmen einbezogen worden sind. Die Vergütung der Vorstandsmitglieder der HVB AG für das Jahr 2007 wurde unter Berücksichtigung dieser Untersuchung vom Präsidium des Aufsichtsrats festgelegt.

1.1 Festgehalt

Das Festgehalt entspricht dem Niveau in vergleichbaren Unternehmen. Es wird in 12 monatlichen Tranchen ausbezahlt.

1.2 Bonus (Short Term Incentive)

Der Bonus ist ein Short Term Incentive, dessen Höhe vom Erreichen bestimmter, mit allen Vorstandsmitgliedern vereinbarter Ziele abhängig ist. Die Ziele sind in Scorecards abgebildet und umfassen Team- und Coreziele sowie zwei Ziele aus dem Bereich Werte und Führung (Competencies). Die Gewichtung beträgt im Regelfall 20% Teamziele, 50% Coreziele und 30% Competencies.

Es gibt maximal zwei Teamziele. Das eine orientiert sich grundsätzlich am Ergebnis der HVB Group nach Steuern, das andere grundsätzlich am EVA (Economic Value Added) der HVB Group. Die Coreziele bestehen bei Vorstandsmitgliedern, die für eine Business Division verantwortlich sind, grundsätzlich aus dem Beitrag der HVB Division zum Gewinn der UniCredit Group Division und aus dem EVA der HVB Division. Bei den anderen Vorstandsmitgliedern sind es meist zwei finanzielle oder operationelle Ziele. Die beiden Competency-Ziele werden entsprechend der Zuständigkeit der jeweiligen Vorstandsmitglieder aus 9 Ausprägungen der Managementkompetenzen wie Wachstumsorientierung, Teamkultur, Förderung von Diversity/ Vielfalt, Umsetzungsstärke etc. definiert.

Mit den Vorstandsmitgliedern werden überwiegend quantitative, teilweise aber auch qualitative Ziele vereinbart. Für die Zielerreichung bei den quantitativen Zielen wird jeweils ein relativ enger Korridor festgelegt. Wird der untere Wert dieses Korridors nicht erreicht, wird das Ziel mit Null Punkten bewertet. Bei Erreichen des oberen Werts erhält das Vorstandsmitglied die Höchstpunktzahl für dieses Ziel. Bei den qualitativen Zielen entscheidet das Präsidium unter Würdigung eines Votums des Leiters der Division bzw. der Funktion, in der das Vorstandsmitglied tätig ist, über die Zielerreichung.

Die gewichtete Summe der Punkte aus den einzelnen Zielen ergibt die Zielerreichung. Ein Bonus wird gezahlt, wenn eine festgelegte Mindestpunktzahl erreicht wird. Entsprechend der Handhabung bei der UniCredit werden seit 2007 als Referenzwerte neben dem Zielwert auch der Maximalwert des Bonus festgelegt. Dieser Maximal-Bonus kann bei Erreichung eines Gesamtergebnisses von 120 Punkten in der Scorecard beansprucht werden. Dies bedeutet, dass der Bonus nach oben begrenzt ist. Bei einer Zielerreichung von 100% wird der niedrigere Zielwert gezahlt.

Bei den Vorstandsmitgliedern der Division MIB gibt es entsprechend den Marktgepflogenheiten weiterhin nur einen Zielwert für den Bonus, der unter Berücksichtigung des Scores und des Markts vom Präsidium festgelegt wird. Dieser Bonus kann zu Gunsten eines Retention Awards gekürzt werden. Der Retention Award wird nach Ablauf von zwei Jahren ausgezahlt, wenn dann weiterhin ein Dienst- oder Beschäftigungsverhältnis zu einem Unternehmen der UniCredit Gruppe besteht.

1.3 Vergütungsbestandteil mit langfristiger Anreizwirkung (Long Term Incentive)

Jedes Vorstandsmitglied nimmt am Stock Option & Performance Shares-Plan der UniCredit Gruppe (Long Term Incentive-Plan der UniCredit Gruppe) teil. Dieser Plan besteht aus zwei Komponenten.

Zum einen wird jedem Vorstandsmitglied eine bestimmte Anzahl Optionen eingeräumt, die ausgeübt werden können, wenn der Berechtigte nach Ablauf von vier Jahren ab Zuteilung noch für die UniCredit Gruppe tätig ist (Unverfallbarkeit/Vesting). Jede Option berechtigt zum Erwerb einer Aktie der UniCredit zu einem Preis, der vor Ausgabe der Option festgelegt wurde. Die Option kann ausgeübt werden in einem Zeitraum von sechs Jahren ab Vesting (bis einschließlich 2006 ausgegebene Optionen neun Jahre ab Vesting). In 2007 wurden dem Vorstand der HVB AG insgesamt 880 324 (1 052 604 mit Konzernanstellungsverträgen) Stock Options gewährt.

Zum anderen wird jedem Vorstandsmitglied die unentgeltliche Übertragung einer festgelegten Anzahl von Aktien der UniCredit zugesagt, wenn nach Ablauf von drei Jahren ab Zuteilung die jeweils relevanten Ziele aus dem strategischen Plan der UniCredit erreicht sind und der Berechtigte noch für die UniCredit Gruppe tätig ist. Die Ziele wurden in Baskets zusammengefasst. Es gibt Baskets für die UniCredit Gruppe und für die einzelnen Divisionen. In jedem Basket sind fünf Ziele, von denen drei erreicht sein müssen.

Vorstandsmitglieder, die im operativen Geschäft tätig sind, erhalten die Aktien nur, wenn die Division ihre Ziele erreicht hat. Wenn nur die Division ihre Ziele erreicht hat, erhalten sie 50% der Aktien, wenn auch die Gruppe ihre Ziele erreicht hat, 100% der Aktien. Die anderen Vorstandsmitglieder erhalten die Aktien, wenn die Gruppe ihre Ziele erreicht hat. Der Vorstand der HVB AG hat in 2007 insgesamt Zusagen für 265 730 (320 795 mit Konzernanstellungsverträgen) Performance Shares erhalten.

Die Kosten für die Teilnahme am Long Term Incentive-Plan erstattet die HVB AG der UniCredit grundsätzlich bei Unverfallbarkeit.

Die Steuern auf die erlangten Vorteile, also bei Stock Options der Wert der Aktie abzüglich des festgelegten Erwerbspreises zum Zeitpunkt der Ausübung der Option und bei Performance Shares der Wert der Aktie zum Zeitpunkt der Zuteilung, sind vom Berechtigten zu tragen.

1.4 Ergänzende Erläuterungen

Zwei Vorstandsmitglieder haben neben dem Dienstvertrag mit der HVB, aus dem sie nur eine Festvergütung beziehen, einen Konzernanstellungsvertrag mit der UniCredit. Daher erhalten diese Vorstandsmitglieder aus dem Konzernanstellungsvertrag von UniCredit ein festes Grundgehalt sowie Bonus und Long Term Incentive. Soweit diese Vorstandsmitglieder für die HVB AG tätig sind, werden Beschäftigungsbedingungen einschließlich Ziele und Vergütung vom Präsidium der HVB AG beschlossen und die Kosten für die Vergütung von der HVB AG an die UniCredit erstattet.

Ein weiteres Vorstandsmitglied, das bis zum 31. Dezember 2007 auch einen Dienstvertrag mit der Bank Austria Creditanstalt (BA-CA) hatte, erhielt in 2007 von der HVB AG dieselben direkten Vergütungskomponenten wie die anderen Vorstandsmitglieder. Die Höhe der Vergütung trug allerdings dem Umstand Rechnung, dass dieses Vorstandsmitglied zum geringeren Teil auch für die BA-CA tätig war und insoweit eine vergleichbare Vergütung anteilig von der BA-CA erhielt.

Vergütungen der Vorstandsmitglieder für Aufsichtsratsmandate bei Konzernunternehmen sind an die HVB AG abzuführen.

Die Hauptversammlung vom 23. Mai 2006 hat von der so genannten Opting Out-Klausel des Gesetzes über die Offenlegung der Vorstandsvergütungen Gebrauch gemacht und beschlossen, dass die Offenlegung der Vergütung der Vorstandsmitglieder nicht individualisiert erfolgt.

Für das Geschäftsjahr 2007 betrugen die Bezüge der Vorstandsmitglieder insgesamt 13 Mio €.

1.5 Bezüge der Vorstandsmitglieder

in Mio €

	FIXUM		ERFOLGSBEZOGENE KOMPONENTEN		KOMPONENTEN MIT LANGFRISTIGER ANREIZWIRKUNG[1]		INSGESAMT	
	2007	2006	2007	2006	2007	2006	2007	2006
Mitglieder des Vorstands der HVB AG	5	4	7	5	1	1	13	10
Mitglieder des Aufsichtsrats der HVB AG								
für Aufsichtsratstätigkeit	0,8	0,8	0,3[2]	0	0	0	1,1	0,8
Frühere Mitglieder des Vorstands der HVB AG								
und deren Hinterbliebene							9	11
Abfindungen/Rückstellungen für Abfindungen für frühere								
Mitglieder des Vorstands und Bereichsvorstände							0	2

1 Geldwert der aktienbasierten Vergütung.
2 Betr. Geschäftsjahr 2006, Auszahlung in 2007.

Aktienbasierte Vergütung im Einzelnen (Long Term Incentive):

AN MITGLIEDER DES VORSTANDS DER HVB AG	STÜCK	FAIR VALUE AM TAG DER GEWÄHRUNG JE OPTION GELDWERT in €	FAIR VALUE AM TAG DER GEWÄHRUNG INSGESAMT GELDWERT in €
Optionen			
Stock Options 2006[1]	508633	1,269	645455,28
Stock Options 2007	880324	1,3292	1170126,66
	STÜCK	FAIR VALUE AM TAG DER ZUSAGE JE PERFORMANCE SHARE GELDWERT in €	FAIR VALUE AM TAG DER ZUSAGE INSGESAMT GELDWERT in €
Performance Shares			
Performance Shares 2006[1]	195333	5,574	1088786,14
Performance Shares 2007	265730	6,079	1615372,67

1 Inkl. Konzernanstellungsverträgen.

Als Aufwand wird von der HVB AG der Fair Value am Tag der Gewährung auf Basis der erwarteten Anzahl der ausgeübten Optionen/gewährten Performance Shares über die Laufzeit bzw. den Erdienungszeitraum des jeweiligen Programms erfasst.

1.6 Versorgungszusagen

Neben der direkten Vergütung bestehen Versorgungszusagen. Bis auf vier Vorstandsmitglieder nehmen die Vorstandsmitglieder an der fondsgedeckten Deferred Compensation (FDC) teil, die auch den Mitarbeitern der Bank offen steht. Als Beitrag werden von der HVB AG 20% des Festgehalts und des Short Term Incentive zur Verfügung gestellt, maximal 200000,– € pro Jahr. Für diesen Betrag wurde mit den Vorstandsmitgliedern eine Gehaltsumwandlung vereinbart, so dass das Vorstandsmitglied anstelle einer Auszahlung eine wertgleiche Versorgungszusage der HVB AG erhält.

Die Mittel der Deferred Compensation werden von der HVB AG einem Kapitalkonto des Vorstandsmitglieds gutgeschrieben und in einem Fonds investiert, derzeit dem Pioneer Total Return Fond. Die HVB AG garantiert eine Rendite von 2,75% p.a. Ein höherer Ertrag wird

zunächst zur Dotierung einer Schwankungsreserve in Höhe von 10% des Sondervermögens für FDC verwendet. Ein überschießender Ertrag wird dem Vorstandsmitglied anteilig gutgeschrieben. Die Schwankungsreserve wird zum Ausgleich etwaiger versicherungstechnischer Verluste verwendet.

Bei Eintritt des Versorgungsfalls wird das Kapitalguthaben in eine lebenslange Rente umgerechnet. Dabei werden die dann anwendbaren Rechnungsgrundlagen, insbesondere die Lebenserwartung zu diesem Zeitpunkt zugrunde gelegt. Für die Rente ist eine jährliche Anpassung um 1% zugesagt; damit ist die Anpassungsverpflichtung der Bank erfüllt. Alternativ kann das Kapital ausbezahlt werden, wenn das berechtigte Vorstandsmitglied dies zwei Jahre vor Eintritt des Versorgungsfalls beantragt.

Abweichend von der beschriebenen Versorgungsregelung wurde einem Vorstandsmitglied eine Altersversorgung durch die HVB AG in Form eines jährlichen Festbetrages zugesagt. Für ein anderes Vorstandsmitglied werden Beiträge an eine Pensionskasse entrichtet. Für zwei weitere Vorstandsmitglieder mit Konzernanstellungsvertrag besteht keine Versorgungszusage der HVB AG.

Im Geschäftsjahr 2007 wurden den Pensionsrückstellungen 1370361,– € zugeführt, davon beliefen sich die in einen Fonds investierten Mittel der Deferred Compensation im Geschäftsjahr 2007 auf 1085562,– €.

Die Bezüge der früheren Mitglieder des Vorstands und deren Hinterbliebenen beliefen sich im Jahr 2007 auf 9 Mio €. Für Pensionsverpflichtungen gegenüber früheren Vorstandsmitgliedern und deren Hinterbliebenen bestanden per 31. Dezember 2007 Pensionsrückstellungen in der HVB AG in Höhe von 90 Mio €. Gemäß IFRS beträgt der Pensionsrückstellungswert für pensionierte Vorstandsmitglieder 123 Mio €.

1.7 Nebenleistungen

Die sonstigen Nebenleistungen sind materiell von geringerer Bedeutung. Die Vorstandsmitglieder können unter anderem ihr Dienstfahrzeug auch privat nutzen. Die Bank entrichtet die Beiträge für eine Unfallversicherung mit 24-Stunden-Geltung und einer Deckungssumme von 511000,– € im Todesfall sowie von 1024000,– € bei vollständiger Invalidität. Außerdem erhalten die Vorstandsmitglieder Sonderkonditionen für Bankdienstleistungen wie die Mitarbeiter der Bank.

1.8 Zusagen auf Übergangsgeld

Bei einer Nichtverlängerung des Vertrags, die vom Vorstandsmitglied nicht zu vertreten ist, wird im Regelfall ein Übergangsgeld gezahlt, welches in Abhängigkeit von der Dienstzeit mindestens einem Jahresgehalt (Festgehalt und Bonus) höchstens jedoch drei Jahresgehältern entspricht; der Höchstbetrag von drei Jahresgehältern wird nach 20 Jahren Dienstzeit gezahlt. Das Übergangsgeld ist in jedem Fall begrenzt auf die bis zum 62. Lebensjahr noch ausstehenden Jahresgehälter (Festgehalt und Bonus).

Zwei Vorstandsmitglieder mit Konzernanstellungsvertrag erhalten bei Nichtverlängerung ihrer Vorstandstätigkeit von der HVB AG kein Übergangsgeld, ein anderes kann Ruhegeld beziehen. Die Verträge der Vorstandsmitglieder enthalten unbeschadet des Ablaufs des Dienstvertrags zum Befristungsende keine Abfindungsregelung für den Fall einer vorzeitigen Beendigung der Vorstandstätigkeit ohne wichtigen Grund. Ebenfalls enthalten die Verträge keine Zusage für Leistungen aus Anlass einer vorzeitigen Beendigung der Vorstandstätigkeit infolge eines Kontrollwechsels (Change of Control-Klausel).

2. Vergütung der Aufsichtsratsmitglieder

Die Vergütung der Aufsichtsratsmitglieder ist in § 15 der Satzung der HVB AG geregelt. Die zurzeit geltende Satzungsregelung basiert auf einem Beschluss der Hauptversammlung vom 23. Mai 2006. Die Vergütung ist in einen festen und einen variablen, dividendenabhängigen Bestandteil aufgeteilt. Hiernach erhalten die Mitglieder des Aufsichtsrats eine feste, nach Ablauf des Geschäftsjahres zahlbare Vergütung von je 25000,– € und eine dividendenabhängige Vergütung von 400,– € für je 0,01 € Dividende, soweit diese 0,12 € je Stückaktie übersteigt. Der Vorsitzende des Aufsichtsrats erhält das Doppelte, die stellvertretenden Vorsitzenden das Eineinhalbfache der genannten Vergütung. Ferner steht dem Aufsichtsrat eine feste, nach Ablauf des Geschäftsjahres zahlbare Vergütung von jährlich 120000,– € zur Verfügung, die gemäß Aufsichtsratsbeschluss zur Vergütung der Ausschussmitglieder verwendet wird. Hiernach erhalten für das Geschäftsjahr 2007 die Mitglieder des Prüfungsausschusses eine jährliche Vergütung von je 20000,– €. Der Vorsitzende des Ausschusses erhält das Doppelte. Keine gesonderte Ausschussvergütung erhalten die Mitglieder des Präsidiums sowie die Mitglieder des gesetzlich vorgeschriebenen Vermittlungsausschusses, der nur bei Bedarf zusammentritt. Darüber hinaus werden den Aufsichtsrats-

mitgliedern ihre Auslagen sowie die auf die Aufsichtsratstätigkeit entfallende Umsatzsteuer erstattet. Soweit die Mitglieder des Aufsichtsrats dem Management Committee der UniCredit angehören, führen diese ihre Aufsichtsratsvergütung an die UniCredit ab, da die Wahrnehmung von Aufsichtsratsmandaten bei Tochtergesellschaften zu den typischen Managementaufgaben gehört.

Aufsichtsratsmitglieder, die nur während eines Teils des Geschäftsjahres dem Aufsichtsrat angehören, erhalten eine zeitanteilige Vergütung.

Dem Vorsitzenden des Aufsichtsrats steht ein Büro mit Sekretariat zur Verfügung. An die Mitglieder des Aufsichtsrats wurden im Jahr 2007 Aufwandsentschädigungen in Höhe von insgesamt 62 038,87 € gezahlt. Vergütungen für persönlich erbrachte Leistungen sind im Geschäftsjahr 2007 nicht angefallen. Für das Geschäftsjahr 2007 stellt sich die Vergütung der Aufsichtsratsmitglieder wie folgt dar:

Vergütung der Aufsichtsratsmitglieder

					in €
	FESTE VERGÜTUNG	VARIABLE VERGÜTUNG	VERGÜTUNG FÜR AUSSCHUSSTÄTIGKEIT	INSGESAMT (OHNE UMSATZSTEUER)	
Alessandro Profumo, Vorsitzender	50 000,—	30 400,—	20 000,—	100 400,—	(68 623,40)[3]
Peter König, stellv. Vorsitzender	37 500,—	22 800,—	20 000,—	80 300,—	
Dr. Lothar Meyer, stellv. Vorsitzender	37 500,—	22 800,—	40 000,—	100 300,—	
Aldo Bulgarelli	25 000,—	15 200,—		40 200,—	(27 476,70)[3]
Beate Dura-Kempf	25 000,—	15 200,—		40 200,—	
Sergio Ermotti	25 000,—	15 200,—		40 200,—	(27 476,70)[3]
Paolo Fiorentino	25 000,—	15 200,—		40 200,—	(27 476,70)[3]
Dario Frigerio	25 000,—	15 200,—		40 200,—	(27 476,70)[3]
Klaus Grünewald	25 000,—	15 200,—		40 200,—	
Günter Guderley	25 000,—	15 200,—	20 000,—	60 200,—	
Friedrich Koch	25 000,—	15 200,—		40 200,—	
Hanns-Peter Kreuser	25 000,—	15 200,—		40 200,—	
Ranieri de Marchis	25 000,—	15 200,—	20 000,—	60 200,—	(41 146,70)[3]
Roberto Nicastro	25 000,—	15 200,—		40 200,—	(27 476,70)[3]
Vittorio Ogliengo	25 000,—	15 200,—		40 200,—	(27 476,70)[3]
Panagiotis Sfeliniotis[1]	12 602,74	7 662,47		20 265,21	
Professor Dr. Dr. h. c. Hans-Werner Sinn	25 000,—	15 200,—		40 200,—	
Maria-Magdalena Stadler	25 000,—	15 200,—		40 200,—	
Ursula Titze	25 000,—	15 200,—		40 200,—	
Jens-Uwe Wächter	25 000,—	15 200,—		40 200,—	
Helmut Wunder[2]	12 397,26	7 537,53		19 934,79	
Summe	**550 000,—**	**334 400,—**		**1 004 400,—**	**877 230,30[3]**

1 Mitglied seit 1. 7. 2007.
2 Mitglied bis 30. 6. 2007.
3 nach Abzug von 30% Aufsichtsratssteuer und 5,5% Solidaritätszuschlag.

München, den 10. März 2008

Der Vorstand

Der Aufsichtsrat


ARFEA
BABY

Weitere Informationen

Die Aktie	238
Quartalsübersicht	240
Mehrjahresübersicht	242
Wichtige Begriffe kurz erklärt	246
Finanzkalender	249

Die Aktie

Positive Kursentwicklung

Die HVB-Aktie verzeichnete im Berichtsjahr eine insgesamt positive Kursentwicklung von 33,45 € pro Aktie am 2. Januar 2007 um 29,9% auf 43,45 € (Schlusskurs 28. Dezember 2007). Im vierten Quartal 2007 ist der Kurs der HVB-Aktie von 41,49 € um 4,72% auf 43,45 € gestiegen. Der Kapitalmarkt unterstützt damit das im Januar 2007 seitens der UniCredit veröffentlichte Squeeze-out-Begehren, die Aktien der Minderheitsaktionäre auf die UniCredit gegen Gewährung einer angemessenen Barabfindung zu übertragen. 98,77% der in der ordentlichen Hauptversammlung der HypoVereinsbank am 26. und 27. Juni 2007 abgegebenen Stimmen hatten der Übertragung zugestimmt. Im Dezember 2007 hat die HVB ein so genanntes Freigabeverfahren beim Landesgericht München I beantragt. Sofern das Gericht dem Antrag zustimmen wird, könnte der Squeeze-out ins Handelsregister des Amtsgerichts München eingetragen werden, anschließend die Notierung der Aktie an den Wertpapierbörsen eingestellt sowie die Zulassung zurückgenommen werden. Damit würde der Squeeze-out-Preis von 38,26 € pro Aktie fällig.

Die entsprechenden Benchmarkindizes Prime Banks und Prime All Shares sind im Vergleichszeitraum um –10,24% gefallen bzw. +18,35% gestiegen. Bei isolierter Betrachtung des vierten Quartals 2007 verzeichnete der Kurs der HVB-Aktie trotz der aktuellen Krise an den Finanzmärkten einen Aufwärtstrend von 4,72% und schloss am 28. Dezember 2007 bei € 43,45. Ende Dezember war die HVB-Aktie mit 2,10% im Prime-Banks-Index und mit 0,16% im Prime All Shares gewichtet.

Bei einem verbleibenden Streubesitz von 4,6% ging das durchschnittliche tägliche Handelsvolumen der HVB-Aktie im Vergleich zum dritten Quartal geringfügig um knapp mehr als 2% auf 131 294 Aktien zurück.

Weiter verbesserte Kreditratings

Die HVB profitierte von der Reorganisation der Unternehmensstruktur der UniCredit Gruppe, womit die HVB ihr Risikoprofil maßgeblich verbessern konnte. Dies, sowie die zeitnahe Erreichung gesetzter Profitabilitätsziele haben Fitch Ratings am 23. November 2007 veranlasst, das Individualrating von »C« auf B/C« anzuheben.

HVB-Aktie im Vergleich zu Prime-Banks-Index und Prime All Share XETRA vom 1. 1. bis 31. 12. 2007 (in €)


45
40
35
30
25
Jan
Feb
Mär
Apr
Mai
Jun
Jul
Aug
Sep
Okt
Nov
Dez
Bayerische Hypo- und Vereinsbank (XETRA)
Prime Banks (XETRA) – Index
Prime All Share (XETRA)

Die Ratingagentur Standard & Poor's (S&P) hat am 30. November 2007 das langfristige Kreditrating der HypoVereinsbank von »A« auf »A+« erhöht. S&P begründet die Hochstufung mit der gewachsenen Bedeutung der HVB innerhalb der UniCredit Gruppe mit Blick auf die weiteren Fortschritte bei der Integration und der Rolle der HVB als das Kompetenzcenter in der UniCredit Group für das Kapitalmarkt- und Deutschlandgeschäft. Ferner führte auch die nachhaltige Verbesserung des Finanzprofils der HVB zu dieser Hochstufung.

Investor-Relations-Arbeit fortgesetzt

Auch im Jahr 2007 hat der Bereich Investor Relations Equity- und Kreditanalysten, institutionelle Anleger und Investoren, Ratingagenturen sowie private Aktionäre zeitnah über die wirtschaftliche und rechtliche Entwicklung sowie wesentliche strategische Entscheidungen der Bank informiert. Wir nahmen weiterhin an den wichtigen deutschen Bankenkonferenzen teil und führten Investorengespräche an diversen Standorten durch. In konstruktiver Abstimmung mit den Investor-Relations-Verantwortlichen der UniCredit Gruppe wurden dem Kapitalmarkt Ziele und Strategien sowie die strukturelle Weiterentwicklung der Bank und der Divisionen erläutert.

Kennzahlen der HVB-Aktie

(basierend auf durchschnittlicher Anzahl der Aktien)	2007	2006
Durchschnittliche Anzahl der Aktien in Mio	789,5	750,7
Anzahl der Aktien zum 31.12. in Mio	802,4	750,7
Ergebnis je Aktie (bereinigt)[1, 2] in €	2,03	1,50
Ergebnis je Aktie in €[2]	2,60	2,18
Dividende je Stammaktie in €	0,50	0,40
Börsenkurs: Jahresende in €	43,45	33,03
Höchststand in €	45,36	36,65
Tiefststand in €	32,30	25,52

1 2007 und 2006 bereinigt um die definierten Sondereffekte (siehe Kapitel Konzernlagebericht, Abschnitt Erfolgsentwicklung der HVB Group).
2 Ohne aufgegebene Geschäftsbereiche.

Ratings

	LANGFRISTIG	KURZFRISTIG	AUSBLICK	FINANZKRAFT	PFANDBRIEFE ÖFFENTLICHE	PFANDBRIEFE HYPOTHEKEN	ÄNDERUNG/ BESTÄTIGUNG
Moody's	A1	P-1	stable	C–	Aa1[1]	Aa1[1]	18.5.2007
S&P	A+	A-1	stable	—	AAA	—	30.11.2007
Fitch Ratings	A	F1	positive	B/C	AAA	AAA	23.11.2007

1 Auf »review for possible upgrade« seit 14. Mai 2007.

Quartalsübersicht

HVB Group	1. Quartal 2007	2. Quartal 2007	3. Quartal 2007	4. Quartal 2007
				in Mio €
Erfolgszahlen				
Zinsüberschuss	1 141	1 003	923	1 062
Provisionsüberschuss	487	488	365	381
Handelsergebnis	350	469	38	– 265
Saldo sonstige Aufwendungen/Erträge	27	22	14	106
OPERATIVE ERTRÄGE	**2 005**	**1 982**	**1 340**	**1 284**
Verwaltungsaufwand	– 955	– 943	– 839	– 839
OPERATIVES ERGEBNIS	**1 050**	**1 039**	**501**	**445**
Zuführungen zu Rückstellungen	– 6	– 19	– 7	– 129
Abschreibungen auf Geschäfts- oder Firmenwerte	—	—	—	—
Aufwendungen für Restrukturierungen	—	– 3	– 3	19
Kreditrisikovorsorge	– 209	– 181	– 106	– 40
Finanzanlageergebnis	270	113	7	221
Andere nicht operative Aufwendungen	—	—	—	—
ERGEBNIS VOR STEUERN	**1 105**	**949**	**392**	**516**
Ertragsteuern	– 291	– 326	– 309	132
ERGEBNIS NACH STEUERN	**814**	**623**	**83**	**648**
Fremdanteile am Ergebnis	– 21	– 22	– 30	– 45
GEWINN DER HVB GROUP NEU	**793**	**601**	**53**	**603**
Ergebnis nach Steuern aus den aufgegebenen Geschäftsbereichen	3 689	1	8	—
Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche	—	—	—	—
GEWINN DER HVB GROUP GESAMT	**4 482**	**602**	**61**	**603**
Ergebnis je Aktie der HVB Group neu in €[1]	0,70	0,60	0,30	0,43

1 1. Quartal 2007 bereinigt um den Effekt aus der Verzinsung des Kaufpreises bezüglich der Veräußerung aufgegebener Geschäftsbereiche sowie um den Veräußerungsgewinn Indexchange; unbereinigt beträgt das Ergebnis je Aktie 1,06 €.
2. Quartal 2007 bereinigt um den Veräußerungsgewinn Münchener Rückversicherungs-Gesellschaft AG und Aufwendungen für Restrukturierungen; unbereinigt beträgt das Ergebnis je Aktie 0,74 €.
3. Quartal 2007 bereinigt um Aufwendungen für Restrukturierungen sowie um Steuerbelastungen im Rahmen der Unternehmensteuerreform; unbereinigt beträgt das Ergebnis je Aktie 0,04 €.
4. Quartal 2007 bereinigt um den Veräußerungsgewinn FMS Bank, um Aufwendungen für Restrukturierungen sowie um Steuerbelastungen im Rahmen der Unternehmensteuerreform; unbereinigt beträgt das Ergebnis je Aktie 0,76 €.

HVB Group neu	31. 3. 2007	30. 6. 2007	30. 9. 2007	31. 12. 2007
Kennzahlen in %				
Eigenkapitalrentabilität nach Steuern, bereinigt[1,2]	18,6	17,5	14,0	13,3
Eigenkapitalrentabilität nach Steuern[1]	29,4	25,0	16,4	17,6
Cost-Income-Ratio (gemessen an den operativen Erträgen)	47,6	47,6	51,4	54,1
Bilanzzahlen in Mrd €				
Bilanzsumme	362,9	437,6	426,4	422,1
Bilanzielles Eigenkapital	22,6	23,4	23,4	24,0
Bankaufsichtsrechtliche Kennzahlen nach KWG				
Kernkapital in Mrd €	21,3[3]	22,8[3]	22,6[3]	23,6[4]
Risikoaktiva in Mrd €	139,4	144,2	142,6	131,6
Kernkapitalquote in %	15,3[3]	15,8[3]	15,9[3]	17,9[4]
Aktie				
Börsenkurs in €	39,78	41,98	41,22	43,45
Börsenkapitalisierung in Mrd €	29,9	33,7	33,1	34,9
Mitarbeiter	24 861	24 967	25 363	24 784
Geschäftsstellen	788	847	850	846

1 Eigenkapitalrentabilität bezogen auf 6,8% Eigenkapitalbindung gemessen an den durchschnittlichen Risikoaktiva.
2 2007 bereinigt um den Effekt aus der Verzinsung des Kaufpreises bezüglich der Veräußerung aufgegebener Geschäftsbereiche, um die Veräußerungsgewinne Indexchange, Münchener Rück und FMS Bank sowie um Aufwendungen für Restrukturierungen und um Steuerbelastungen im Rahmen der Unternehmensteuerreform.
3 Kernkapital und Kernkapitalquote 31. März 2007, 30. Juni 2007 und 30. September 2007 pro-forma inklusive Eigenkapitalzufluss aus der Veräußerung aufgegebener Geschäftsbereiche.
4 Pro-forma: Auf der Basis festgestellter Jahresabschlüsse inklusive der durch die Hauptversammlung zu beschließenden Rücklagenzuführung in Höhe von 3,7 Mrd €.

Mehrjahresübersicht

HVB Group			in Mio €
	2007	2006	2005
Erfolgszahlen			
Überschuss aus originärem Zinsgeschäft	3753	3148	3166
Dividenden und ähnliche Erträge aus Kapitalinvestitionen	376	251	259
Zinsüberschuss	**4129**	**3399**	**3425**
Provisionsüberschuss	1721	1753	1723
Handelsergebnis	592	768	376
Saldo sonstige Aufwendungen/Erträge	169	32	– 311
Zinsunabhängige Erträge	**2482**	**2553**	**1788**
OPERATIVE ERTRÄGE	**6611**	**5952**	**5213**
Personalaufwand	– 2067	– 2216	– 2212
Andere Verwaltungsaufwendungen	– 1250	– 1166	– 1260
Abschreibungen und Wertberichtigungen			
auf immaterielle Vermögenswerte und Sachanlagen	– 259	– 313	– 413
Verwaltungsaufwand	**– 3576**	**– 3695**	**– 3885**
OPERATIVES ERGEBNIS	**3035**	**2257**	**1328**
Zuführungen zu Rückstellungen	– 161	– 164	– 87
Abschreibungen auf Geschäfts- oder Firmenwerte	—	—	—
Aufwendungen für Restrukturierungen	13	– 60	– 438
Kreditrisikovorsorge	– 536	– 933	– 979
Finanzanlageergebnis	611	671	69
Andere nicht operative Aufwendungen	—	– 153	—
ERGEBNIS VOR STEUERN	**2962**	**1618**	**– 107**
Ertragsteuern	– 794	125	– 14
ERGEBNIS NACH STEUERN	**2168**	**1743**	**– 121**
Fremdanteile am Ergebnis	– 118	– 103	– 6
GEWINN DER HVB GROUP NEU	**2050**	**1640**	**– 127**
Ergebnis nach Steuern der aufgegebenen Geschäftsbereiche	3698	3457	1158
Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche	—	– 677	– 389
GEWINN DER HVB GROUP GESAMT	**5748**	**4420**	**642**
Ergebnis je Aktie der HVB Group neu (bereinigt)[1] in €	2,03	1,50	0,39
Ergebnis je Aktie der HVB Group neu in €	2,60	2,18	– 0,17

1 2007 und 2006 bereinigt um die definierten Sondereffekte (siehe Konzernlagebericht, Abschnitt »Sondereffekte der Gewinn- und Verlustrechnung der HVB Group neu«), 2005 bereinigt um Aufwendungen für Restrukturierungen in Höhe von 438 Mio € sowie um weitere Sonderbelastungen aus der Kreditrisikovorsorge wegen zusätzlicher pauschalierter Einzelwertberichtigungen in Höhe von 77 Mio €.

HVB Group neu	2007	2006	2005
Kennzahlen in %			
Eigenkapitalrentabilität nach Steuern, bereinigt[1,2]	13,3	11,1	2,5
Eigenkapitalrentabilität nach Steuern[1]	17,6	15,9	−1,1
Cost-Income-Ratio (gemessen an den operativen Erträgen)	54,1	62,1	74,5
Bilanzzahlen in Mrd €			
Bilanzsumme	422,1	343,6	351,7
Bilanzielles Eigenkapital	24,0	21,9	20,5
Bankaufsichtsrechtliche Kennzahlen nach KWG			
Kernkapital in Mrd €	23,6[3]	21,6[4]	21,9[4]
Risikoaktiva in Mrd €	131,6	137,4	150,9
Kernkapitalquote in %	17,9[3]	15,7[4]	14,5[4]
Aktie			
Börsenkurs			
Stichtag in €	43,45	33,03	25,61
Höchststand in €	45,36	36,65	26,85
Tiefststand in €	32,30	25,52	16,30
Börsenkapitalisierung in Mrd €	34,9	24,8	19,2
Mitarbeiter	24784	25738	27353
Geschäftsstellen	846	788	

1 Eigenkapitalrentabilität bezogen auf 6,8% Eigenkapitalbindung gemessen an den durchschnittlichen Risikoaktiva
2 2007 und 2006 bereinigt um die definierten Sondereffekte (siehe Konzernlagebericht, Abschnitt »Sondereffekte der Gewinn- und Verlustrechnung der HVB Group neu«), 2005 bereinigt um Aufwendungen für Restrukturierungen in Höhe von 438 Mio € sowie um weitere Sonderbelastungen aus der Kreditrisikovorsorge wegen zusätzlicher pauschalierter Einzelwertberichtigungen in Höhe von 77 Mio €.
3 Pro-forma: Auf der Basis festgestellter Jahresabschlüsse inklusive der durch die Hauptversammlung zu beschließenden Rücklagenzuführung in Höhe von 3,7 Mrd €.
4 Pro-forma: Inklusive Eigenkapitalzufluss aus der Veräußerung aufgegebener Geschäftsbereiche.

HVB Group gesamt				in Mio €
	2005	2004	2003	2002
Erfolgszahlen				
Zinsüberschuss	5885	5662	5881	5936
Kreditrisikovorsorge	1513	1795	2313	3292
Zinsüberschuss nach Kreditrisikovorsorge	4372	3867	3568	2644
Provisionsüberschuss	3240	2845	2795	2672
Handelsergebnis	926	728	820	787
Verwaltungsaufwand	6582	6118	6371	6896
Saldo sonstige betriebliche Erträge/Aufwendungen	– 143	23	620	180
BETRIEBSERGEBNIS	**1813**	**1345**	**1432**	**– 613**
Finanzanlageergebnis	321	14	– 1806	587
Abschreibungen auf Geschäfts- oder Firmenwerte	—	165	1134	395
Aufwendungen für Restrukturierungen	546	250	—	283
Zuführung zu Sonderwertberichtigungen	—	2500	—	—
Saldo übrige Erträge/Aufwendungen	– 289	– 357	– 638	– 149
ERGEBNIS DER GEWÖHNLICHEN GESCHÄFTSTÄTIGKEIT/				
ERGEBNIS VOR STEUERN	**1299**	**– 1913**	**– 2146**	**– 853**
Ertragsteuern	262	224	296	– 3
JAHRESÜBERSCHUSS/-FEHLBETRAG	**1037**	**– 2137**	**– 2442**	**– 850**
Fremdanteile am Jahresüberschuss/-fehlbetrag	– 395	– 288	– 197	41
JAHRESÜBERSCHUSS/-FEHLBETRAG OHNE FREMDANTEILE	**642**	**– 2425**	**– 2639**	**– 809**
Ergebnis je Aktie (bereinigt)[1] in €	1,55	0,70	0,54	– 0,77
Ergebnis je Aktie in €	0,86	– 3,48	– 4,92	– 1,51

1 2005 bereinigt um Aufwendungen für Restrukturierungen und zusätzliche Kreditrisikovorsorge; 2004 bereinigt um Goodwillabschreibungen, Aufwendungen für Restrukturierungen und Zuführung zu Sonderwertberichtigungen; 2003 bereinigt um Goodwillabschreibungen, laufende Erträge und Aufwendungen aus norisbank, Bank von Ernst, Bankhaus BethmannMaffei und im Konzernabschluss 2003 definierte Sondereffekte; 2002 bereinigt um Goodwillabschreibungen.

HVB Group gesamt	2005	2004	2003	2002
Kennzahlen in %				
Eigenkapitalrentabilität nach Steuern, bereinigt[1,2]	10,2	3,9	2,1	−2,8
Eigenkapitalrentabilität nach Steuern[1]	5,6	−19,3	−19,7	−5,4
Cost-Income-Ratio (gemessen an den operativen Erträgen)	66,4	66,1	63,0	72,0
Bilanzzahlen (in Mrd €)				
Bilanzsumme	493,7	467,4	479,5	535,8
Kreditvolumen	332,6	324,6	338,3	375,8
Bilanzielles Eigenkapital	15,4	14,0	10,3	11,3
Bankaufsichtsrechtliche Kennzahlen nach BIZ[3]				
Kernkapital in Mrd €	16,0	15,7	14,4	14,6
Risikoaktiva in Mrd €	245,5	238,6	241,8	285,6
Kernkapitalquote in %	6,5	6,6[4]	5,9	5,1
Aktie				
Börsenkurs				
Stichtag in €	25,61	16,70	17,62[5]	15,22
Höchststand in €	26,85	21,13	19,26[5]	42,55
Tiefststand in €	16,30	12,86	5,47[5]	11,75
Börsenkapitalisierung in Mrd €	19,2	12,5	9,8[6]	8,2
Mitarbeiter	61251	57806	60214	64254
Geschäftsstellen	2316	2036	2062	2073

1 Eigenkapitalrentabilität berechnet auf Basis des durchschnittlichen IFRS-Eigenkapitals.
2 2005 bereinigt um Aufwendungen für Restrukturierungen und zusätzliche Kreditrisikovorsorge;
2004 bereinigt um Goodwillabschreibungen, Aufwendungen für Restrukturierungen und Zuführung zu Sonderwertberichtigungen;
2003 bereinigt um Goodwillabschreibungen, laufende Erträge und Aufwendungen aus norisbank, Bank von Ernst, Bankhaus BethmannMaffei und im Konzernabschluss 2003 definierte Sondereffekte;
2002 bereinigt um Goodwillabschreibungen.
3 Nach festgestellten Jahresabschlüssen.
4 6,2% unter Einbezug von ab Jahresbeginn 2005 zu berücksichtigenden Konsolidierungseffekten.
5 HVB Aktienkurs um Bezugsrechtsabschlag bereinigt.
6 Vor Kapitalerhöhung.

Wichtige Begriffe kurz erklärt[1]

Acquisition & Leveraged Finance
Finanzierung von Unternehmenstransaktionen. Wechsel der Eigentumsverhältnisse unter Einsatz von Eigen- und Fremdmitteln.

Adressrisiko
Mögliche Wertverluste, die durch den Ausfall oder durch Bonitätsverschlechterungen von Kunden entstehen können.

Asset-Klasse
Vermögenskategorie bzw. -gattung. Darunter versteht man eine weit definierte Kategorie finanzieller Aktiva, wie beispielsweise Aktien, festverzinsliche Wertpapiere oder Immobilien.

Asset Management
Treuhänderische Verwaltung von Vermögen für Kunden wie zum Beispiel Unternehmen, Banken, Versicherungen, Pensionskassen und Privatpersonen im In- und Ausland. Die Vermögensverwaltung umfasst insbesondere das Management von Fonds und Portfolios mit Anlagen in Aktien, Renten, Cash und Immobilien.

Basel II
Mit »Basel I« werden die 1988 erstmals gesetzten regulatorischen Standards zur Eigenkapitalunterlegung von Bankgeschäften bezeichnet (→ BIZ). Diese Regelungen wurden vom Baseler Ausschuss überarbeitet. Der neue Regelungstext wird kurz »Basel II« genannt. Mit Basel II soll die bislang relativ pauschale Eigenkapitalunterlegung wesentlich stärker am tatsächlich vorhandenen Risiko der Bank ausgerichtet werden. Zu diesem Zweck wird sich die Unterlegung künftig insbesondere am Rating (extern bzw. bankintern) der Kreditnehmer orientieren. Gleichzeitig werden gestellte Sicherheiten des Kreditnehmers anders und differenzierter berücksichtigt als bisher. Auch operationelle Risiken sind künftig von den Banken mit Eigenkapital zu unterlegen.

BIZ
Die BIZ (= Bank für Internationalen Zahlungsausgleich) hat ihren Sitz in Basel. Sie ist insbesondere zuständig für grenzüberschreitende Bankenaufsicht und für die Schaffung international geltender Eigenkapitalanforderungen.

BIZ-Quote
Quote (→ BIZ), die das Verhältnis der Eigenmittel nach der Baseler Eigenmittelempfehlung von 1988 zur Summe aus den Risikoaktiva und dem 12,5fachen der → Marktrisikopositionen ausdrückt.

Bonds
Angelsächsischer Begriff für festverzinsliche Wertpapiere bzw. Schuldverschreibungen.

CEE
CEE = Central and Eastern Europe.

Corporate Finance
Unternehmensfinanzierung über Eigen- und/oder Fremdkapital; umfasst einerseits Projekt- und → Acquisition & Leveraged Finance, andererseits das Geschäft in den Bereichen Going-Public sowie → Mergers & Acquisitions.

Corporate Governance
Corporate Governance bezeichnet den rechtlichen und faktischen Rahmen für die Leitung und Überwachung von Unternehmen. Corporate-Governance-Regelungen dienen der Transparenz und stärken damit das Vertrauen in eine verantwortliche, auf Wertschöpfung gerichtete Unternehmensleitung und Kontrolle.

Cost-Income-Ratio
Verhältnis zwischen den Verwaltungsaufwendungen und der Summe aus Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und Saldo sonstiger betrieblicher Erfolg; eine niedrige Cost-Income-Ratio ist Ausdruck einer hohen Produktivität.

Coverage von Wertpapieren
Ausdruck aus der Finanzbranche für die Tätigkeit von Banken oder Analysten, die bestimmte Wertpapiere beobachten und bewerten.

Cross-Selling
Der Kunde soll durch Beratung veranlasst werden, weitere Produkte, die er noch nicht nutzt, kennen zu lernen und zu kaufen.

Derivate
Finanzinstrumente, die von originären, am Kassamarkt gehandelten Anlageinstrumenten (zum Beispiel Aktien, Anleihen, Devisen) abgeleitet werden; ihre Bewertung bestimmt sich überwiegend durch Preis, Preisschwankungen und -erwartungen der zugrunde liegenden Ausgangsinstrumente.

Eigenkapitalrentabilität
Kennzahl der Bilanzanalyse, bei der entweder der Jahresüberschuss oder eine Vorsteuer-Erfolgsgröße (zum Beispiel Gewinn vor Steuern) zum durchschnittlichen Eigenkapital in Beziehung gesetzt wird; gibt an, wie sich das von dem Unternehmen bzw. den Eigentümern eingesetzte Kapital verzinst hat.

Eigenmittel gemäß BIZ
(→ BIZ) Die bankaufsichtsrechtlichen Eigenmittel sind durch die Eigenmittelempfehlung des Baseler Ausschusses für Bankenaufsicht vom Juli 1988 geregelt. Sie setzen sich aus dem haftenden Eigenkapital und den Drittrangmitteln zusammen. Das haftende Eigenkapital besteht aus Kernkapital (vor allem aus Gezeichnetem Kapital und aus Rücklagen) und aus Ergänzungskapital (insbesondere Genussrechtskapital, nachrangigen Verbindlichkeiten, Vorsorgereserven nach § 340f HGB und Neubewertungsreserven in Wertpapieren und Immobilien).

Emission
Ausgabe von Wertpapieren; die Emission erfolgt entweder auf direktem Wege (Selbstemission) oder durch Vermittlung von Kreditinstituten (Fremdemission). Das Kreditinstitut führt dabei entweder den Verkauf kommissionsweise für Rechnung des Emittenten durch oder übernimmt die Wertpapiere zu einem festen Kurs und bietet sie zu einem höheren Kurs dem Publikum an (Platzierung).

1 Das vollständige Lexikon mit wichtigen Begriffen der Finanzdienstleistungs-Branche können Sie gerne bestellen (siehe Finanzkalender).

Euribor
European Interbank Offered Rate. Dies ist der Zinssatz, den europäische Banken voneinander beim Handel von Einlagen mit einer festgelegten Laufzeit von einer Woche sowie zwischen einem und zwölf Monaten verlangen. Bei variabel verzinslichen Euro-Anleihen ist dies der wichtigste Referenzzinssatz.

Exposure
Exposure bezeichnet den erwarteten Betrag, mit dem die Bank bei Ausfall eines Kreditnehmers im Risiko steht. In das Exposure werden freie externe Linien und bestimmte Produkte anteilig eingerechnet.

fast exit-Regel
Der Vorstand der Deutschen Börse AG entscheidet auf Vorschlag seines Arbeitskreis Aktienindizes einmal im Jahr über die Zusammensetzung des DAX (sog. ordentlicher Anpassungstermin). Der Arbeitskreis Aktienindizes zieht für sein Urteil jeweils zwei Daten heran: den so genannten Orderbuchumsatz von Anteilen an der Frankfurter Börse und im Xetra-Handel sowie die am umlaufenden Streubesitz berechnete Marktkapitalisierung eines Titels. Eine Gesellschaft wird zum ordentlichen Anpassungstermin im September aus dem DAX entfernt, wenn sie in einem der beiden Kriterien, Orderbuchumsatz oder Marktkapitalisierung, einen Rang höher als 40 aufweist. Dieser Wert wird ersetzt, sofern ein Aufsteiger existiert, der in beiden Kriterien, Orderbuchumsatz und Marktkapitalisierung, Rang 35 oder besser hat. Außer zu diesem festen Termin kann die Deutsche Börse einzelne Titel auch zwischenzeitlich, am dritten Freitag im Quartalsendmonat (März, Juni, September, Dezember) aus dem DAX herausnehmen. Hierbei handelt es sich um die fast exit-Regel. Voraussetzung für die Anwendung der fast exit-Regel ist, dass die betroffene Gesellschaft in einem Fall, also Orderbuchumsatz oder Marktkapitalisierung hinter Platz 45 zurückgefallen ist und ein Austauschkandidat existiert, der in beiden Kriterien auf Rang 35 oder besser positioniert ist.

Gewinnthesaurierung
Einbehaltung von Gewinnen zur Finanzierung eines Unternehmens aus eigener Kraft.

Goodwill
Geschäfts- oder Firmenwert ist der Betrag, den ein Erwerber eines Unternehmens unter Berücksichtigung künftiger Ertragserwartungen (= Ertragswert) über den Wert der einzelnen Vermögensgegenstände nach Abzug der Schulden (= Substanzwert) hinaus zu zahlen bereit ist.

Hybridkapitaltransaktion (Hybrid Capital)
Emissionen in Form von Vermögenseinlagen stiller Gesellschafter oder Vorzugsaktien, die unter Einschaltung einer konzernangehörigen Zweckgesellschaft begeben werden und bankaufsichtsrechtlich als Kernkapital anerkannt sind.

International Accounting Standards (IAS)
IAS werden vom IASC (International Accounting Standards Committee) herausgegeben, einer internationalen Fachorganisation, die von mit Rechnungslegungsfragen befassten Berufsverbänden getragen wird. Ziel ist es, eine transparente und vergleichbare Rechnungslegung auf internationaler Basis zu schaffen.

International Financial Reporting Standards (IFRS)
Die IFRS umfassen neben den als IFRS bezeichneten Standards auch die bisherigen International Accounting Standards (→ IAS) und Interpretationen des Standing Interpretations Committee sowie die Standards und Interpretationen, die vom IASB künftig herausgegeben werden.

Investor Relations (IR)
Aufgabe eines IR-Teams ist die Kapitalmarktkommunikation mit den Aktionären und den Finanzanalysten. Im Mittelpunkt stehen Informationen über Strategien, finanzielle Kennzahlen und die zentralen → Werttreiber eines Unternehmens.

IPO (Initial Public Offering)
IPO steht für den administrativen Vorgang der Erstemission von Aktien am Primärmarkt. Mit einem IPO sind im Allgemeinen eine Börsenzulassung des Aktienkapitals und die Aufnahme der Börsennotierung verbunden.

Jumbo-Pfandbriefe
Pfandbriefe mit einem Emissionsvolumen von mehr als 500 Mio €; es handelt sich um öffentliche Pfandbriefe (zur Refinanzierung von Kommunaldarlehen) oder um Hypothekenpfandbriefe (zur Refinanzierung von Immobiliendarlehen).

Kernkapitalallokation
Zuordnung von Kernkapital auf die Segmente (zum Beispiel die Unternehmensbereiche).

Kreditderivate
Derivative Finanzinstrumente, die einem Beteiligten des Geschäfts (dem Risikoverkäufer bzw. Sicherungsnehmer) erlauben, das Kreditrisiko einer Forderung oder eines Wertpapiers an einen anderen (den Risikokäufer bzw. Sicherungsgeber) gegen Zahlung einer Prämie zu transferieren. Der Risikokäufer trägt somit das Kreditrisiko der Forderung oder des Wertpapiers, ohne dieses tatsächlich erwerben zu müssen.

Leveraged-Buy-out
Übernahme eines Unternehmens. Dies kann sowohl durch betriebsinterne als auch betriebsexterne Investoren geschehen. Man spricht bei der Übernahme durch ein Management von → Management-Buy-in oder → Management-Buy-out. Beim Kauf des Unternehmens werden wenig Eigenmittel aufgebracht, vielmehr stammt der größte Teil der Mittel aus Bankkrediten oder der Begebung von Anleihen.

Management-Buy-in
Übernahme eines Unternehmens durch ein fremdes Management.

Management-Buy-out
Übernahme eines Unternehmens durch das in dem erworbenen Unternehmen tätige Management.

Marktrisikoposition
Die Marktrisikoposition im Sinne des Grundsatz I umfasst die Fremdwährungs-, Rohwaren- und Optionsrisiken sowie die Risikopositionen des Handelsbuchs wie zins- und aktienkursbezogene Risiken sowie → Adressrisiken des Handelsbuchs.

Mergers & Acquisitions (M & A)
Vermittlung von Zusammenschlüssen und Aufkäufen von Unternehmen oder Teilen davon und die damit verbundene Beratung von Käufern und Verkäufern.



Mezzanine-Darlehen
Ein gegenüber Bankdarlehen nachrangiges Finanzierungsinstrument, das vor allem bei Leveraged-Buy-outs als Finanzierungsbestandteil verwendet wird. Das auf Grund der Nachrangigkeit in der Regel höhere Risiko für den Kreditgeber wird durch eine entsprechend attraktivere Verzinsung sowie üblicherweise durch eine Option auf eine Beteiligung am Eigenkapital des erworbenen Unternehmens kompensiert.

Nachhaltigkeits-Management
Teil der Unternehmensstrategie, der durch Nutzen der Chancen und Vermeiden von Risiken, die sich aus ökonomischen, ökologischen und sozialen Entwicklungen ergeben, den → Shareholder Value langfristig steigert.

Operational Risk
Möglichkeit von Verlusten durch fehlerhafte interne Prozesse, menschliche Fehler, Technologieversagen oder externe Ereignisse.

Pfandbrief
Beim Pfandbrief handelt es sich um eine Schuldverschreibung, die von einer Pfandbriefbank herausgegeben wird. Wer Pfandbriefe emittieren darf, entscheidet nach dem Pfandbriefgesetz (PfandBG) die Bundesanstalt für Finanzdienstleistungsaufsicht. Pfandbriefe sind eine besonders gesicherte Anlagemöglichkeit. Sie verfügen über eine so genannte Deckungsmasse. Diese besteht aus Darlehensforderungen der Pfandbriefbanken gegen die öffentliche Hand (bei Öffentlichen Pfandbriefen) oder aus Darlehensforderungen, die entweder mit Grundpfandrechten (bei Hypothekenpfandbriefen) oder Schiffshypotheken (bei Schiffspfandbriefen) besichert sind.

Rating
Bonitätsurteil eines Finanztitels (Emissionsrating) oder eines Schuldners (Emittentenrating).

Risikoadjustiertes Pricing
Um auch im klassischen Kreditgeschäft die erforderliche Verzinsung des eingesetzten Eigenkapitals sicherzustellen, passen Banken die Höhe der Marge dem jeweiligen Risikoprofil eines Kreditnehmers an: je geringer die Bonität, desto höher der geforderte Zinssatz.

Risikoaktiva
Um die → Adressrisiken des Anlagebuches, die aus der unterschiedlichen Bonität der Emittenten bzw. Geschäftspartner resultieren, aufsichtsrechtlich abbilden zu können, werden Bilanzaktiva, außerbilanzielle Geschäfte (zum Beispiel Bürgschaften und Garantien für Bilanzaktiva) sowie Termingeschäfte, Swaps und Optionsrechte mit – von der Bonitätsklasse der Emittenten bzw. Geschäftspartner abhängigen – (Bonitäts-) Gewichtungsfaktoren risikogewichtet. Diese risikogewichteten Aktiva sind im Grundsatz I mit 8% haftendem Eigenkapital zu unterlegen (zu den Risiken im Handelsbuch → Marktrisikoposition).

Risikocontrolling
Laufende Risikomessung und -überwachung inklusive Methodenentwicklung sowie entsprechende Risikoanalyse/Berichtswesen durch neutrale, unabhängige Einheit.

Risikomanagement
Operative Geschäftssteuerung spezifischer Portfolios unter Risiko-Rendite-Gesichtspunkten.

Securitization
Beschaffung von Finanzierungsmitteln durch die wertpapiermäßige Unterlegung bzw. Umwandlung von Forderungen, zum Beispiel Anleihen. Ziel ist dabei vor allem, diese Forderungen über organisierte Kapitalmärkte (zum Beispiel Börse) handelbar zu machen. Der Kapitalgeber (= Gläubiger) und somit Erwerber der verbrieften Forderung übernimmt das Risiko von Marktpreisschwankungen des Wertpapiers sowie den Kreditausfall; der Kapitalnehmer (= Schuldner) muss seine Bonität öffentlich nachweisen durch regelmäßige Berichterstattung bzw. eine möglichst gute Einstufung durch eine Ratingagentur.

Shareholder Value
Steigerung des Unternehmenswertes für den Aktionär. Die Wertsteigerung wirkt sich in einer Verbesserung des Aktienkurses und/oder Erhöhung der Dividendenzahlung aus.

Spread
Auf-/Abschlag gegenüber einem bestimmten Referenzzinssatz.

Squeeze-out
Dieses Verfahren erlaubt es, Kleinaktionäre per Barabfindung aus dem Unternehmen herauszudrängen. In Deutschland ist dies ab einem Mehrheitsanteil von 95 Prozent zulässig.

Subprime-Krise (Subprime Crisis)
Die Subprime-Krise (im deutschsprachigen Raum auch als US-Immobilienkrise bezeichnet) ist eine Bankenkrise, die Mitte des Jahres 2007 begann und bis heute unvermindert anhält. Ursache sind fallende Immobilienpreise in den USA und Kreditnehmer, die ihre Kreditraten nicht mehr bedienen können. In erster Linie sind hiervon Subprime-Kredite betroffen, also Kredite, die überwiegend an Kreditnehmer mit geringer Bonität vergeben wurden.

Syndizierte Kredite
Großvolumige Kredite, die über ein Bankenkonsortium vergeben werden; durch die → Syndizierung (die Bildung eines Bankenkonsortiums) wird das Kreditrisiko auf mehrere Banken verteilt.

Syndizierung
Kreditvergabe (→ syndizierte Kredite) oder Wertpapieremission (Anleihen oder Aktien) unter Einschaltung eines Konsortiums.

Verkettungstermin
Am dritten Freitag im Quartalsendmonat (März, Juni, September, Dezember) verkettet die Deutsche Börse AG ihre Indizes neu. Das heißt, die in die Indexberechnung einfließenden Größen werden an die aktuelle Zusammensetzung des Index angepasst. So werden zum Beispiel die Korrekturfaktoren, die Kapitalveränderungen und Dividendenzahlungen zwischen den Verkettungsterminen berücksichtigt, in der Indexberechnungsformel wieder auf eins gesetzt. Um Sprungstellen im Index zu vermeiden, werden die neuberechneten Indexwerte mit einem Verkettungsfaktor multipliziert. Grundlage der Verkettung sind die Schlusskurse am Verkettungstag.

Werttreiber (Value Drivers)
Geschäftsfelder, die zur Steigerung des Unternehmenswertes im besonderen Maße beitragen.

Finanzkalender

Termine 2008	
Veröffentlichung des Jahresabschlusses 2007	Erscheinungstermin: 13. März 2008
Zwischenbericht zum 31. März 2008	Erscheinungstermin: 8. Mai 2008
Hauptversammlung	29. (30.) Juli 2008[1]
ICM Internationales Congress Center München	
Messegelände München-Riem, 81823 München	
Halbjahresfinanzbericht zum 30. Juni 2008	Erscheinungstermin: 4. August 2008
Zwischenbericht zum 30. September 2008	Erscheinungstermin: 12. November 2008

1 Die Hauptversammlung wird für den 29. Juli 2008 und für den Fall, dass sie an diesem Tag nicht abgeschlossen werden kann, vorsorglich auch für den 30. Juli 2008 einberufen.

Ansprechpartner

Wenn Sie Fragen zum Geschäftsbericht oder zu unseren Zwischenberichten haben, wenden Sie sich bitte an unsere Abteilung Investor Relations:
Telefon 089 378-25276
Telefax 089 378-24083
E-mail: ir@hvb.com
Wichtige Unternehmensnachrichten können Sie unmittelbar nach Veröffentlichung unter www.hvb.com abrufen.
Sie können sich hier ebenfalls für unseren E-mail-Abo-Service registrieren.

Internet

Sie können unsere Geschäfts- und Zwischenberichte (Konzern) auf unserer Website abrufen:
www.hvb.com/geschaeftsbericht und
www.hvb.com/zwischenbericht

Veröffentlichungen für unsere Aktionäre

Geschäftsbericht (deutsch/englisch)
Kurzfassung und Langfassung
Zwischenberichte (deutsch/englisch) zum 1., 2. und 3. Quartal
Nachhaltigkeitsbericht
Sie können PDFs aller Berichte im Internet abrufen unter
www.hvb.com/geschaeftsbericht oder
/zwischenbericht oder
/nachhaltigkeitsbericht

Bestellungen

Wenn Sie weitere Exemplare des Geschäftsberichts oder eine der hier angegebenen Publikationen beziehen möchten, wenden Sie sich bitte an:
HVB Group
Service Berichtswesen
Telefon 089 85709286
Telefax 089 85709287



Anhang: UniCredit Gruppe Profil

Überblick: Einzigartiges Netzwerk	252
Führend in den Heimatmärkten	254
Das Geschäftsmodell	256
Unsere Mitarbeiter und Grundwerte	260
Globale Markenstrategie: Gemeinsam sind wir stark	262

UniCredit Gruppe – Wir über uns

Überblick: Einzigartiges Netzwerk

Highlights

Die UniCredit Gruppe ist einer der größten globalen Finanzdienstleister; ihre Wurzeln sind in Europa. In Europa unterhalten wir Filialen und Geschäftsstellen in insgesamt 23 Ländern. Darüber hinaus sind wir über eigene Repräsentanzen in 27 weiteren Ländern präsent. Weltweit beschäftigen wir rund 170 000 Mitarbeiter.

Wir bieten die gesamte Palette an Finanzdienstleistungen und -produkten und entwickeln darüber hinaus innovative Investmentvehikel.

Auf dieser Basis generiert die UniCredit Gruppe ein nachhaltiges und profitables Wachstum. So erzielen wir für unsere Kunden und andere Anspruchsgruppen eine deutlich höhere Wertschöpfung.

Die UniCredit Gruppe ist als eines der europäischen Spitzeninstitute am globalen Bankenmarkt bestens positioniert.

Marktkapitalisierung (in Mrd €) (zum 31.12.2007)


26,7
60,3
69,2
75,7
2004
2005
2006
2007

Marktkapitalisierung im globalen Bankenmarkt
(in Mrd €) (zum 31.12.2007)


ICBC 191,0
HSBC 135,6
CCB 130,2
Bank of America 125,2
Bank of China 110,0
Citigroup 100,3
JP Morgan Chase 100,2
SCH 92,5
UniCredit 75,7
Mitsubishi UFJ 69,6
Wells Fargo & Co 69,2



Länder in denen die UniCredit Gruppe eigene Niederlassungen oder Beteiligungen besitzt

Länder in denen die UniCredit Gruppe Repräsentanzen, kleine Tochtergesellschaften oder Investmentgesellschaften (Pioneer) besitzt



Kunden: 40 Mio

Mitarbeiter[1]: 170 000

Filialen[2]: 9 714

1. »Full time equivalent« berechnet nach einer neuen Methodik, die unbezahlte Auszeiten ausschließt. Die Zahl schließt Mitarbeiter von Tochtergesellschaften wie Koç Financial Services Group ein.
2. Diese Zahl enthält Filialen von Tochtergesellschaften wie Koç Financial Services Group proportional konsolidiert.

Führend in den Heimatmärkten

Ein leistungsstarkes Netzwerk

Deutschland, Österreich, Italien

Die UniCredit Gruppe baut auf ihre führende Stellung in drei der wohlhabendsten Regionen Westeuropas: Deutschland, Österreich und Italien.

Durch die im Jahr 2007 abgeschlossene Integration mit der italienischen Capitalia Gruppe haben wir unsere Marktposition in dieser Region weiter gestärkt sowie das Wachstumspotenzial in einem unserer Kernmärkte deutlich verbessert. Daraus ergeben sich vielversprechende Zukunftsperspektiven.

Bilanzsumme (in Mrd €)

2007 805

2006 594

Filialen

2007 6276

2006 4153





Zentral- und Osteuropa

Die UniCredit Gruppe ist die Nummer eins unter den Banken in Zentral- und Osteuropa. Hier liegt unser Marktanteil doppelt so hoch wie bei den wichtigsten Wettbewerbern.

Im abgelaufenen Geschäftsjahr haben wir unsere operativen Aktivitäten in dieser Region auf 20 Länder ausgeweitet (einschließlich Zentralasien).

Durch die Übernahme der ATF Bank hat die UniCredit Gruppe drei neue Märkte erschlossen: in Kasachstan, Kirgisien und Tadschikistan. Auch in der Ukraine haben wir unsere Marktaufstellung durch die Akquisition der Ukrsotsbank erheblich verbessert.

Bilanzsumme (in Mrd €)

2007	111
2006	95

Filialen

2007	3383
2006	3157

Das Geschäftsmodell

Die Säulen

Die UniCredit Gruppe hat ein divisionales Geschäftsmodell implementiert.

Dies ermöglicht die optimale Nutzung unseres flächendeckenden Netzwerks, um in sämtlichen Geschäftsfeldern einen höheren Mehrwert zu erreichen. Zugleich können wir so gezielt auf kurzfristige Wachstumschancen reagieren.


GLOBAL
BUSINESS LINES
MULTI-LOCAL
APPROACH


SPECIALIZED PRODUCT FACTORIES ON GLOBAL SCALE
COORDINATION OF SUPPORT SERVICES

Unser Geschäftsmodell ruht auf 4 Säulen:

Klare Abgrenzung der Geschäftsfelder – Wir trennen nach Retail, Corporate, Private und Investment Banking sowie Asset Management. Zugleich differenzieren wir nach Kundensegmenten, um die Bedürfnisse einzelner Kundengruppen passgenau zu erfüllen.

Spezialisierte »Produktfabriken« – z.B. Kreditkarten, Konsumenten- und Hypothekenkredite, Leasing. Unser Ziel ist es, die wachsenden Chancen in diesen global orientierten Produktkategorien optimal auszuschöpfen.

Koordinierung des Supports – z.B. Informations- und Kommunikationstechnologie sowie Back Office-Aktivitäten. So gewährleisten wir in den einzelnen Divisionen einen reibungslosen Ablauf des Tagesgeschäfts.

Multilokaler Ansatz – Wir wollen an allen Märkten als nationaler Player wahrgenommen werden. Unsere lokalen Standorte übernehmen deshalb eigenverantwortlich alle relevanten Aufgaben in Vertrieb und Kundenpflege.

Das Organisationsmodell der UniCredit Gruppe


CEO
MANAGEMENT COMMITTEE
DEPUTY CEO
DEPUTY CEO
Asset Management Division
Poland's Markets Division
Retail Division
CEE Division
Household Financing
Corporate Division
MIB Division
Private Banking Division

Die UniCredit Gruppe verfügt über ein kohärentes Geschäftsmodell. Wir wollen das dynamische Potenzial unseres globalen Netzwerks noch besser nutzen, um unsere Standorte in 23 europäischen Ländern zu stärken und das organische Wachstum voranzutreiben. Hierbei spielen auch die historischen und regionalen Wurzeln dieser Standorte eine wesentliche Rolle.

Unser Ziel ist es, die Synergien zwischen den Divisionen zu stärken, das Servicetempo zu verbessern und kontinuierliche Innovationen zu gewährleisten. Zu diesem Zweck haben wir ein Organisationsmodell mit drei übergreifenden Verantwortungsbereichen implementiert, die jeweils einem »Deputy CEO« unterstehen.


DEPUTY CEO
Group ICT
Group Organization & Logistics
Banking Services
GBS CEE

Business Division

Business Department

Global Banking Services Function

Business Mix

Die UniCredit Gruppe ist durch eine starke Diversifizierung der Ertragsquellen nach Regionen und Geschäftsfeldern geprägt. Das kommerzielle Bankgeschäft ist nach wie vor unser Kerngeschäft. Dank dieses Geschäftsmix sind wir hinsichtlich Marktturbulenzen bestens gewappnet.

Im Privatkundengeschäft erzielen wir die höchsten Erträge (38% vom Gesamtertrag), gefolgt vom Firmenkundengeschäft (rund 21%).

Die Ausrichtung der Gruppe ist international; dies belegt die Aufschlüsselung der Erträge nach geografischen Regionen. Italien bleibt der wichtigste Markt für die UniCredit Gruppe. Allerdings wird ein Großteil der Erträge auch in Deutschland, in Zentral- und Osteuropa sowie in Österreich erwirtschaftet.

Erträge nach Divisionen (%)


37,7
20,9
11,6
11,2
8,2
5,2
Retail
Corporate
CEE
MIB
Poland's Markets
Private Banking
Asset Management

Erträge nach Standort (%)


51
17
12
9
8
3
Italy
Germany
CEE
Austria
Poland
Others

Unsere Mitarbeiter und Grundwerte


Trust
Fairness
Freedom to act
Transparency
Reciprocity
Respect

Unsere Mitarbeiter sind unser wichtigstes Asset. Sie legen den Grundstein für das profitable und nachhaltige Wachstum der UniCredit Gruppe. Der respektvolle Umgang mit unseren Mitarbeitern ist ein Eckwert unserer Strategie der Nachhaltigkeit. So wollen wir uns an den globalen Arbeitsmärkten als »Employer of Choice« positionieren. Wir stehen vor großen Herausforderungen. Denn die UniCredit Gruppe hat ihr globales Netzwerk in einer relativ kurzen Zeitspanne auf 50 Länder ausgedehnt und beschäftigt weltweit nahezu 170 000 Mitarbeiter.

Dieses hohe Wachstumstempo spiegelt sich auch in der veränderten Organisationsstruktur wider. Die UniCredit Gruppe legt größten Wert auf die professionelle Auswahl sowie die konsequente Aus- und Weiterbildung ihrer Mitarbeiter, die sie anschließend mit den entsprechenden Kompetenzen ausstattet. Oberstes Ziel ist es, die Kräfte in den Divisionen sowie entlang der globalen Kompetenzlinien effektiv zu bündeln. Selbstverständlich orientiert sich der gesamte und konzernweit einheitlich gestaltete Einstellungsprozess an den Grundwerten der UniCredit Gruppe und den strengen Vorgaben in den Kompetenzmodellen.

Maßgeschneiderte Aus- und Weiterbildungsangebote auf allen Ebenen der Unternehmenshierarchie unterstützen unsere Personalpolitik. Zu diesem Zweck unterhält die UniCredit Gruppe seit Anfang 2007 ein eigenes Schulungszentrum in Turin, das UniManagement.

Wir berücksichtigen sämtliche Anspruchsgruppen, suchen die Zusammenarbeit mit den Gewerkschaften und nehmen besondere Rücksicht auf das lokale Gemeinwesen. Bei der Eingliederung eines neuen Unternehmens in die bestehende Struktur überprüfen wir zunächst die vorhandenen Ressourcen in Technik und Personal. Oberste Priorität hat dabei der interaktive Dialog mit Managern und Mitarbeitern.

Daraus resultiert eine Vielfalt, die eine Schlüsselstärke der UniCredit Gruppe bildet. Denn auf der Grundlage unserer gemeinsamen Werte schmieden wir eine Konzernkultur, von der sowohl die UniCredit Gruppe als auch die Mitarbeiter und Prozesse in den zu integrierenden Unternehmen profitieren.

Auf der gegenüberliegenden Seite berichten wir über Programme, die dazu dienen, uns als »Employer of Choice« zu profilieren.

Die Integrity Charter

Die Integrity Charter verkörpert die Identität der UniCredit Gruppe. Sie dient uns allen – vom Vorstand bis zum Auszubildenden – als nützliche Richtlinie für unser Verhalten und hilft uns, Probleme und Konflikte im Arbeitsalltag zu bewältigen. Die Integrity Charter basiert auf den folgenden gemeinsamen Grundwerten: Fairness, Transparenz, Respekt, Gegenseitigkeit, Freiheit und Vertrauen. Sie bilden den Werterahmen für den Umgang mit Kollegen, aber auch mit anderen Gruppen, die für den Konzernerfolg von maßgeblicher Bedeutung sind. Gemeint sind unsere Kunden, Lieferanten und Investoren sowie die Vertreter und Bürger der Städte und Gemeinden, in denen wir tätig sind.

Um die Verbindlichkeit dieser Werte zu vermitteln, wird in jedem Jahr ein »Integrity Charter Day« konzernweit durchgeführt. Im Vorfeld diskutieren jeweils tausende von Mitarbeitern und Führungskräften in Workshops und Teambesprechungen über Mittel und Wege, wie sie diese Werteorientierung noch besser in ihren Arbeitsalltag integrieren können.

Konfliktmediation

Die UniCredit Gruppe hat ein System zur professionellen Konfliktmediation eingeführt, das im internationalen Konzern als »Restorative Justice System« bezeichnet wird. Auf dieser Basis wollen wir interne Streitigkeiten möglichst rasch schlichten und zugleich die Anwendung der Integrity Charter gewährleisten. Wir wollen zudem die Eigenverantwortlichkeit unser Mitarbeiter stärken und sie darin unterstützen, potenzielle Konflikte aus eigenem Antrieb beizulegen. Falls es zu Störungen innerhalb der UniCredit Gruppe kommt, bietet dieses System ein Forum für einen offenen Dialog zwischen den Konfliktparteien. Das Restorative Justice System ist bereits in Bulgarien, Deutschland, Italien, Kroatien, Österreich, Polen, Slowenien, der Slowakei und Ungarn implementiert. Weitere Länder sollen demnächst folgen.

Das Ombudsmann-Netzwerk

Eine zweite Säule in der Konfliktmediation bildet das konzernweite Ombudsmann-Netzwerk. Der Ombudsmann ist ein Repräsentant der Belegschaft. Er handelt unabhängig und berichtet direkt an den Chairman der UniCredit Gruppe. Zu seinen Aufgaben gehört auch die Prüfung der bei ihm eingehenden Anträge auf ihre Stichhaltigkeit.

UniQuest

UniQuest ist ein internationales Entwicklungsprogramm für talentierte Nachwuchskräfte aus der gesamten UniCredit Gruppe. Wir verfolgen damit die folgenden Ziele:

- Die reibungslose Integration in den globalen Konzern sowie die Förderung einer europäischen Kultur, die zwar individuell ist, aber auch auf unseren gemeinsamen Werten für ein nachhaltiges Wachstum basiert.
- Die Investition in internes Wachstum durch die konsequente Förderung von leistungsstarken Nachwuchskräften, die sich voraussichtlich zur Nachfolge in das obere Management eignen.

Mit diesem Entwicklungsinstrument will die UniCredit Gruppe ein attraktives und facettenreiches Arbeitsumfeld gewährleisten, in dem die neuesten Technologien und Distance-Work-Systeme (Telearbeit) zum Einsatz kommen, um jederzeit die grenzüberschreitende Kommunikation unserer Mitarbeiter im Konzern zu unterstützen.

Executive Development Plan (EDP)

Dieses Programm bildet den Rahmen für die ambitionierte Führungskräfteentwicklung innerhalb der UniCredit Gruppe. Unser primäres Ziel ist es, potenzielle Führungskräfte möglichst rasch zu benennen und gezielt zu fördern. Hierzu brauchen wir eine Kultur der kontinuierlichen Weiterentwicklung, um jederzeit über eine starke Führungsmannschaft zu verfügen.

EDP beinhaltet strukturierte, jährliche Performancemessungen auf personeller und organisatorischer Ebene. Es handelt sich hierbei um das vorrangige Instrumentarium der UniCredit Gruppe zur Entwicklung des Top-Managements.

Der EDP-Prozess basiert auf dem Führungsmodell der UniCredit Gruppe. Dieses Modell umfasst die Bausteine Fachkompetenz, Integrität und Leistungsorientierung, die wir als unverzichtbare Voraussetzungen für das langfristige und nachhaltige Wachstum unseres Konzerns erachten.

Globale Markenstrategie: Gemeinsam sind wir stark

Die UniCredit Gruppe tritt künftig als *eine* Bank unter *einer* Marke und mit *einem* Ziel auf: ihre Position als eine der führenden Banken in Europa und weltweit stärken.

Wir orientieren uns an gemeinsamen Grundwerten und verfolgen eine gemeinsame **Mission und Vision**. Wir haben einen einheitlichen Markenspirit, Markenidentität und Markenpersönlichkeit.

Dies sind die Ziele unserer Dachmarkenstrategie, für die Divisionen und Geschäftsfelder in allen 23 Ländern, in denen unsere Gruppe operativ tätig ist. Der neue Markenauftritt wird zurzeit sukzessive in der gesamten UniCredit Gruppe umgesetzt.

Unser einheitliches Logo in leuchtendem Hellrot ziert eine zum Pfeil stilisierte weiße Eins. Das äußere Erscheinungsbild wird entsprechend adaptiert und auf das frische, Dynamik vermittelnde Markensymbol umgestellt.

Unsere Leitidee als führendes europäisches Finanzinstitut lautet: »Empowering optimism«. Was uns von unseren Konkurrenten unterscheidet, ist die gelassene und kompetente Art, mit der unsere Mitarbeiter täglich neue Herausforderungen annehmen. Wir pflegen eine enge Partnerschaft mit unseren Kunden und unterstützen sie dabei, die richtigen Entscheidungen für ihr persönliches Wohlergehen zu treffen.

Unsere Kernbotschaft lautet: *»Shape your tomorrow, today.«* Wir bekräftigen damit unsere Verpflichtung zu Optimismus und Inspiration. Denn wir wollen, dass unsere Kunden ihre Zukunft selbst in die Hand nehmen und ihr Potenzial voll ausschöpfen. In diesen wichtigen Zielen manifestiert sich der individuelle »Spirit« unserer Marke. Wir sind bereit, diese Botschaft in die Tat umzusetzen: *»Let's start.«*

AUSTRIA
- Bank Austria Creditanstalt
- Bank Austria Creditanstalt
- Schoellerbank
- BANKPRIVAT
- UniCredit Markets & Investment Banking

GERMANY
- HypoVereinsbank UniCredit Group
- HypoVereinsbank UniCredit Group
- HypoVereinsbank
- Wealth Management
- UniCredit Markets & Investment Banking

ITALY
- UniCredit Banca
- Banca di Roma
- Banco di Sicilia
- Bipop Carire
- UniCredit Banca d'Impresa
- UniCredit Private Banking
- UniCredit Markets & Investment Banking

CEE
- Živnostenská Banka UniCredit Group
- HVB Central Profit Banka
- International Moscow Bank
- Bank PEKAO (Ukraine) Ltd.
- HVB Bank
- Bank Austria Creditanstalt
- UniCredit Zagrebačka banka
- UniBanka UniCredito Italiano Group

CEE
- Bulbank UniCredit Group
- HVB Bank Biochim
- Hebros Bank
- Zagrebačka banka
- UniCredit Romania
- HVB Tiriac Bank
- Bank Pekao SA
- Bank BPH
- Nova Banjalučka Banka
- Укрсоцбанк Member of UniCredit Group
- ATF Bank Member of UniCredit Group
- Koçbank
- Yapı Kredi

UniCredit Group

AUSTRIA
- Bank Austria – UniCredit Group
- Bank Austria – Corporate Banking
- Schoellerbank – Private Banking
- Bank Privat – UniCredit Group
- UniCredit – Markets & Investment Banking

GERMANY
- HypoVereinsbank – UniCredit Group
- HypoVereinsbank – Corporate Banking
- HypoVereinsbank – Wealth Management
- UniCredit – Markets & Investment Banking

ITALY
- UniCredit Banca
- UniCredit Banca di Roma
- Banco di Sicilia – UniCredit Group
- Bipop Carire – UniCredit Group
- UniCredit – Corporate Banking
- UniCredit – Private Banking
- UniCredit – Markets & Investment Banking

CEE
- UniCredit Bank

CEE
- UniCredit Bulbank
- Zagrebačka banka – UniCredit Group
- UniCredit Ţiriac Bank
- Under consideration
- Under consideration
- Under consideration
- Under consideration
- YapıKredi

Unsere gemeinsamen Grundwerte

Unsere gemeinsamen Grundwerte sind in der Integrity Charter verankert. Sie gliedert sich in die folgenden Werte-Kategorien:

- Fairness – Wir legen an unser Verhalten einen gleichmäßig hohen Standard an und erteilen jeglicher Art von Diskriminierung eine klare Absage.
- Vertrauen – Wir haben uns freiwillig einem strengen Ehrenkodex verpflichtet. Dieser bildet die Grundlage für unser internationales Ansehen und schafft Vertrauen. Denn ein profitables und nachhaltiges Wachstum ist ohne diese besondere Art von Vertrauen nicht möglich.
- Respekt – Wir streben jeden Tag danach, und achten jeden, der sich Respekt verdient hat.
- Transparenz – Wir wollen, dass unser Geschäftsgebaren jederzeit nachvollziehbar und glaubwürdig ist.
- Gegenseitigkeit – Wir sind davon überzeugt, dass das Prinzip der Gegenseitigkeit für alle beteiligten Parteien von Vorteil ist.
- Freiheit – Wir pflegen eine Kultur der Offenheit, um unsere Mitarbeiter zu Höchstleistungen im Dienste unserer Kunden und anderer Anspruchsgruppen anzuspornen.

In diesen sechs Werte-Kategorien manifestiert sich unsere Unternehmensphilosophie, die für unsere Aktivitäten und Transaktionen jederzeit verbindlich ist.

Unsere gemeinsame Mission

Unsere gemeinsame Mission ist es, die Zukunft unserer Kunden aktiv zu gestalten und zu verbessern, Einfluss auf die Entwicklungen im Finanzsektor nehmen und ein profitables Wachstum erzielen, das wir in Werte für die Gesellschaft und unsere Anspruchsgruppen umwandeln.

Unsere gemeinsame Vision

Unsere gemeinsame Vision liegt in der Überzeugung, dass jeder Mensch – und jedes Unternehmen – sowohl das Recht als auch die Verpflichtung hat, seine Zukunft in die Hand zu nehmen. Die UniCredit Gruppe möchte hierzu mit ihrer Erfahrung und ihrem Know-how einen wichtigen Beitrag leisten. Es ist diese Art von Inspiration und Optimismus, die sowohl unsere Mitarbeiter als auch unsere Kunden zu Höchstleistungen befähigt.

Unsere gemeinsame Marke ist die UniCredit Gruppe.

In dieser Marke vereinen sich viele starke Banken, die sich zusammengeschlossen haben.

Wir wachsen zusammen durch unseren gemeinsamen Markenspirit: Dieser manifestiert sich in unserer Verpflichtung für ein nachhaltiges Wachstum, von dem nicht nur unsere Anspruchsgruppen, sondern auch die lokalen Gemeinwesen in den 23 Ländern profitieren, in denen die UniCredit Gruppe aktiv ist.

Wir wachsen zusammen durch unsere gemeinsame Markenidentität, symbolisiert durch unser dynamisches Logo in leuchtendem Rot mit der zum Pfeil stilisierten weißen Eins. So werden die Banken unserer Gruppe von unseren Kunden und der internationalen Finanzwelt auf Anhieb erkannt.

Wir wachsen zusammen durch unsere gemeinsame Markenpersönlichkeit, die sich durch folgende Tugenden auszeichnet:

- Emotionalität – Ehrlich und engagiert.
- Offenheit – Demokratisch und verbindlich.
- Fortschrittlichkeit – Bereit für Veränderungen und Innovationen.
- Selbstbewusstsein – Kompetent, aber diskret.
- Pragmatismus – Realistisch und zurückhaltend im Hinblick auf Versprechungen, eher die Erwartungen übertreffend.

So sind wir. Das ist die Marke UniCredit: Eine homogene Bankengruppe agiert unter einer Hauptmarke. Wir haben bereits mit der Umsetzung unserer Dachmarkenstrategie begonnen. Denn nur gemeinsam sind wir stark. In diesem Sinne: *»Let's start.«*

HypoVereinsbank
UniCredit Group

HypoVereinsbank
UniCredit Group

82-3777

Bayerische Hypo-und Vereinsbank AG 2007 Geschäftsbericht

Herausgeber
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Sitz München
80311 München
www.hvb.com
Registergericht: München HRB 421 48
Layout: Mercurio S.r.L., Mailand
Satz: Max Vornehm GmbH
Druck: Druckerei Kriechbaumer
Druckfreigabe: 12. 3. 2008
Auslieferung: 3. 4. 2008
Printed in Germany

Inhalt

Lageberícht	**2**
Geschäftsverlauf und Lage	**2**
Gesamtaussage zum Geschäftsverlauf	2
Rahmenbedingungen	
Erfolgsentwicklung	4
Struktur und Geschäftstätigkeit	9
Beziehungen zu verbundenen Unternehmen	17
Vorgänge nach dem 31. Dezember 2007	
Ausblick	18
Risikobericht	**20**
Die HVB AG als Risikonehmer	20
Management und Überwachung der Risiken in der HVB AG	
Risikoarten und -messung	23
Gesamtbanksteuerung	24
Risikoarten im Einzelnen	27
Gewinn- und Verlustrechnung	**56**
Bilanz	**58**
Anhang	**64**
Angaben zur Bilanz	67
Eigenkapital	74
Angaben zur Gewinn- und Verlustrechnung	75
Sonstige Angaben	76
Verzeichnis der Mitglieder der Organe sowie deren Mandate	79
Angaben zum Hypothekenbankgeschäft	84
Versicherung des gesetzlichen Vertreters gemäß § 264 Abs. 2 Satz 3 und § 285 Abs. 1 Satz 5 HGB	90
Bestätigungsvermerk des Abschlussprüfers	91
Finanzkalender	92

Geschäftsverlauf und Lage

Gesamtaussage zum Geschäftsverlauf

Die vom Vorstand und Aufsichtsrat am 12. September 2006 beschlossenen Übertragungen der Bank Austria Creditanstalt AG (BA-CA), der Joint Stock Commercial Bank Ukraine (HVB Bank Ukraine), der Closed Joint Stock Company (umfirmiert in ZAO UniCredit Bank, Moskau, seit Dezember 2007; im Folgenden weiterhin als IMB bezeichnet), International Moscow Bank (IMB), der AS UniCredit Bank (vormals HVB Bank Latvia AS, Riga) sowie der HVB AG Filialen Tallinn, Estland, und Vilnius, Litauen, denen am 25. Oktober 2006 die außerordentliche Hauptversammlung zugestimmt hat, wurden im Geschäftsjahr 2007 vollzogen.

Die Übertragung der Tochtergesellschaften BA-CA, IMB, AS UniCredit Bank, HVB Bank Ukraine im ersten Quartal 2007 sowie der HVB AG Filialen Tallinn und Vilnius im dritten Quartal 2007 führte beim Ergebnis vor Steuern zu einem Gewinn von 6565 Mio €.

Insbesondere auf Grund dieser Gewinne erzielte die HVB AG einen Jahresüberschuss von 8146 Mio € (Vorjahr: 1242 Mio €) sowie ein Ergebnis vor Steuern in Höhe von 8491 Mio € (Vorjahr: 1397 Mio €).

Auch im operativen Geschäft konnte die HVB AG in einem herausfordernden Jahr bei schwierigem finanzwirtschaftlichen Umfeld ein gutes Geschäftsergebnis erzielen. Dabei kam uns unser Geschäftsmodell zugute, das die regionalen und globalen Stärken unserer Bank gleichermaßen zur Geltung bringt. Von der Krise am amerikanischen Immobilienmarkt (Subprimekrise) sind wir direkt nur in geringem Maße betroffen. Allerdings sind die daraus folgenden Finanzmarktturbulenzen und deren Auswirkungen auch an unserer Erfolgsrechnung nicht spurlos vorübergegangen.

Dabei konnten wir mit einer Steigerung des Betriebsergebnisses vor Risikovorsorge auf 2833 Mio € an die stetige Verbesserung unserer operativen Geschäftsergebnisse der vergangenen Jahre nahtlos anknüpfen. Nach einer sehr erfolgreichen Ertragsentwicklung im ersten Halbjahr 2007 stiegen die operativen Erträge (Zinsüberschuss, Provisionsüberschuss, Nettoergebnis aus Finanzgeschäften sowie Saldo der sonstigen betrieblichen Erträge/Aufwendungen) gegenüber dem Vorjahr um 9,9% auf 6181 Mio € trotz der außerordentlichen Turbulenzen an den Finanzmärkten und den daraus resultierenden Ergebnisbeeinträchtigungen im dritten und vierten Quartal 2007. Mit diesem spürbaren Ertragswachstum, das insbesondere auch aus einer erfreulichen Zinsüberschussentwicklung resultiert, sowie einer leichten Reduzierung des Verwaltungsaufwands konnten wir die Cost-Income-Ratio (Quotient aus Verwaltungsaufwand und den gesamten operativen Erträgen) um 5,8%-Punkte auf 54,2% signifikant verbessern und damit die im Lagebericht zum Jahresabschluss per 31. Dezember 2006 (siehe Geschäftsbericht 2006 der HVB AG, Seite 14) erwähnten ambitionierten Ziele, einer insgesamt spürbaren Verbesserung der operativen Erträge und der damit einhergehenden Verbesserung der Cost-Income-Ratio, erreichen. Die Kreditrisikovorsorge stieg in Folge eines Sondereffekts aus der Angleichung der Ermittlung der Wertberichtigungen an die internationale Rechnungslegung auf 980 Mio €. Ohne diesen Effekt reduzierte sich die Kreditrisikovorsorge gegenüber dem Vorjahr, so dass unsere im Ausblick des Geschäftsberichts 2006 genannten Erwartungen einer leichten Erhöhung der Kreditrisikovorsorge deutlich übertroffen wurden.

An dieser Stelle möchten wir uns ausdrücklich bei unseren Mitarbeitern und deren Vertretungen bedanken. Ihre Bereitschaft Veränderungen mitzutragen und gleichzeitig engagiert den geschäftlichen Erfolg – selbst in einem schwierigen und unsicheren Umfeld – zu gestalten, ist die Basis für unsere positive Entwicklung. Dies gibt uns allen das notwendige Selbstvertrauen, mit dem wir auch die Zukunft erfolgreich meistern werden.

Rahmenbedingungen

Gesamtwirtschaftliche Entwicklung 2007

Die erste Hälfte des Jahres 2007 war noch von einem sehr robusten Wachstum der Weltwirtschaft geprägt. Dabei lag das Wachstumstempo im Euroraum noch sehr nahe an der Obergrenze der Erwartungen, während sich in den USA bereits erste Anzeichen einer Verlangsamung zeigten. In der zweiten Jahreshälfte 2007 trübten sich dann allerdings das Marktumfeld und die weltwirtschaftlichen Aussichten spürbar ein. Die Turbulenzen an den Finanzmärkten, ausgelöst durch die Ausfälle bei strukturierten Kreditprodukten im US-Subprime-Segment, führten zu Liquiditätsengpässen am Geldmarkt. Sie verschärften die Krise am US-Immobilienmarkt und drohten schließlich, auf andere Wirtschaftsbereiche überzugreifen und auch dort das

Wachstum zu verlangsamen. Die Federal Reserve Bank (Fed) senkte ihren Zielsatz daraufhin zum ersten Mal im September um 50 Basispunkte (Bp) von 5,25% auf 4,75% und dann erneut im Oktober und Dezember um jeweils 25 Bp auf 4,25%. Trotzdem begannen die Märkte, die höhere Wahrscheinlichkeit einer Rezession und anschließender Zinssenkungen einzupreisen. Zugleich verlor der Dollar an breiter Front, insbesondere aber gegenüber dem Euro, deutlich an Wert.

Die Investoren flüchteten auf Grund der Finanzkrise in qualitativ hochwertige Titel. Im Sog von Rezessionsängsten sanken die Renditen langfristiger Anleihen erheblich. Von der Neubewertung der Risiken an den Finanzmärkten profitierten auch die Rohstoffe. So durchbrach der Ölpreis Anfang 2008 die Marke von 100 US-Dollar pro Barrel.

Die Wirtschaft im Euroraum war mit vergleichsweise starken Fundamentaldaten in die zweite Jahreshälfte 2007 gestartet. Doch das Zusammentreffen der bereits beschriebenen Entwicklungen (Konjunkturverlangsamung in den USA, Aufwertung des Euro und steigende Rohstoffpreise) belastete zunächst das Verbrauchervertrauen sowie das Geschäftsklima und schließlich in unterschiedlicher Intensität auch die eingehenden Konjunkturdaten. Die Industrieproduktion ging in Deutschland moderat zurück. Dabei scheint die Dienstleistungsbranche stärker betroffen als das Verarbeitende Gewerbe. Nach ersten rückläufigen Tendenzen hat sich die Entwicklung im Verarbeitenden Gewerbe insbesondere in Deutschland wieder stabilisiert. Das Bruttoinlandsprodukt (BIP) verzeichnete im Jahr 2007 erneut ein robustes Wachstum von 2,6% bei kalenderbereinigter Betrachtung. Wichtige Impulse kamen aus der Investitionsgüterindustrie (Maschinen, Anlagen und Fahrzeuge: +8,4%). Der gestiegene Exportüberschuss steuerte 1,4%-Punkte zum BIP-Wachstum bei. Die privaten Konsumausgaben hingegen lagen um 0,3% niedriger als im Vorjahr. Die Entwicklung auf dem Arbeitsmarkt verlief weiterhin positiv. Zudem erhöhte sich der Leistungsbilanzüberschuss in Folge des kräftigen Exportaufschwungs auf 8% des BIP, während die Inflationsrate zwischenzeitlich auf 2,3% stieg. Die langfristigen Zinsen stiegen um 40 Bp auf 4,4% zum Jahresende 2007.

Branchenspezifische Rahmenbedingungen

Im ersten Halbjahr 2007 waren starke Kursanstiege an den deutschen Aktien- und Investmentfondsmärkten zu verzeichnen, die für ein sehr positives Umfeld im Bereich der nicht zinsbezogenen Erträge der deutschen Banken sorgten. Im Verlauf des zweiten Geschäftshalbjahrs hingegen belasteten die im Rahmen der Finanzmarktturbulenzen entstandenen nachhaltigen Unsicherheiten und hohen Volatilitäten die Märkte. Die anhaltenden Korrekturen an den Finanzmärkten führten zu einer nachhaltig geringeren Risikobereitschaft der Investoren. Dadurch verringerte sich wiederum das Wachstumspotenzial bei nicht zinsbezogenen Erträgen.

Die Zinsergebnisse im deutschen Bankensektor blieben in einem stagnierenden Kreditmarkt weiterhin unter Druck. Außerdem hat sich auch die Zinsmarge (Differenz zwischen Kredit- und Einlagenzins) weiter verengt. Während das Kreditgeschäft lediglich im Firmenkundensegment wuchs, reduzierte sich die Kreditnachfrage der privaten Haushalte sowie der kleinen und mittleren Unternehmen im Geschäftsjahr 2007.

Die Kreditrisikovorsorge entwickelte sich in 2007, zumindest was den Unternehmenssektor betrifft, vergleichsweise positiv. Dabei sank die Anzahl der Unternehmensinsolvenzen, während die Verbraucherinsolvenzen weiter anstiegen.

Erfolgsentwicklung

Erfolgsrechnung 2007
und wesentliche Ereignisse des Geschäftsjahrs 2007

	2007 in Mio €	2006 in Mio €	VERÄNDERUNG in Mio €	VERÄNDERUNG in %
Gewinn- und Verlustrechnung				
Zinsüberschuss	4658	3929	+ 729	+ 18,6
Provisionsüberschuss	1522	1464	+ 58	+ 4,0
Nettoergebnis aus Finanzgeschäften	− 85	336	− 421	
Verwaltungsaufwendungen	− 3348	− 3375	+ 27	− 0,8
Personalaufwand	− 1813	− 1878	+ 65	− 3,5
Andere Verwaltungsaufwendungen[1]	− 1535	− 1497	− 38	+ 2,5
Saldo der sonstigen betrieblichen Erträge/Aufwendungen	86	− 106	+ 192	
Betriebsergebnis vor Risikovorsorge	**2833**	**2248**	**+ 585**	**+ 26,0**
Risikovorsorge	− 1087	− 762	− 325	+ 42,7
Betriebsergebnis	**1746**	**1486**	**+ 260**	**+ 17,5**
Saldo sonstiges Geschäft	6745	− 89	+ 6834	
Ergebnis vor Steuern	**8491**	**1397**	**+ 7094**	**>+ 100,0**
Steuern	− 345	− 155	− 190	>+ 100,0
Jahresüberschuss/-fehlbetrag	**8146**	**1242**	**+ 6904**	**>+ 100,0**
Entnahmen aus der Rücklage für eigene Anteile	1	1	0	0,0
Einstellungen in andere Gewinnrücklagen	− 4073	− 621	− 3452	>+ 100,0
Bilanzgewinn	**4074**	**622**	**+ 3452**	**>+ 100,0**

1 Einschließlich Normalabschreibungen auf Sachanlagen.

Das Ergebnis vor Steuern in Höhe von 8491 Mio € ist im Berichtsjahr von Sondereffekten geprägt. Hier sind insbesondere die im Saldo sonstiges Geschäft vereinnahmten Gewinne aus der erwähnten Übertragung der Tochtergesellschaften BA-CA, IMB, AS UniCredit Bank, HVB Bank Ukraine sowie der HVB AG Filialen Tallinn und Vilnius mit insgesamt rund 6565 Mio € zu nennen.

Im Rahmen der Bündelung der gesamten Investment Banking-Aktivitäten der UniCredit Gruppe in der HVB AG wurde das Investment Banking-Geschäft der UniCredit Banca Mobiliare S.p.A. (UBM) in die HVB AG eingebracht. Nachdem dieser Transfer am 1. April 2007 wirksam wurde, sind ab diesem Zeitpunkt sämtliche Aufwendungen und Erträge des Investment Banking-Geschäfts in der Gewinn- und Verlustrechnung der HVB AG enthalten.

Zinsüberschuss

Der Zinsüberschuss erhöhte sich gegenüber dem Vorjahr um 18,6% auf 4658 Mio €.

In diesem Anstieg wirkt sich der Mittelzufluss aus den Veräußerungen von Tochterunternehmen im Rahmen der strategischen Neuausrichtung der HVB Group deutlich begünstigend aus. Dazu zählen neben dem Zufluss der vertraglich vereinbarten Kaufpreisverzinsung für den Zeitraum seit der außerordentlichen Hauptversammlung im Oktober 2006 bis zum tatsächlichen Zeitpunkt der Veräußerung und der Anlage der Veräußerungsgewinne auch der Wegfall der Refinanzierungsaufwendungen im Vergleich zum Vorjahr.

Die übertragenen Investment Banking-Aktivitäten der UBM wirkten sich auf Grund von Refinanzierungen der Handelsbestände negativ auf den Zinsüberschuss aus. Diese Aufwendungen stehen in direktem Zusammenhang mit dem positiven Nettoergebnis aus Finanzgeschäften aus diesen Investment Banking-Aktivitäten.

Dagegen ermäßigten sich die Erträge aus Gewinngemeinschaften, Gewinnabführungs- oder Teilgewinnabführungsverträgen um 15 Mio € auf 412 Mio €. In dieser Position war im Vorjahr der über die Gewinnabführung der HVB Verwa 4 GmbH, München, abgeführte Gewinn aus dem Verkauf der Activest Investmentgesellschaft mbH, München, enthalten. Im Berichtsjahr kommt es durch den Verkaufsgewinn aus der Veräußerung der Indexchange Investment AG (Indexchange), München, ebenfalls zu einer Ausschüttung der HVB Verwa 4 GmbH; diese beläuft sich aber auf etwas mehr als die Hälfte der letztjährigen Gewinnabführung aus dem Verkaufsgewinn Activest Investmentgesellschaft mbH.

Die in den laufenden Erträgen aus Beteiligungen enthaltenen Ausschüttungen aus Private Equity Funds verdoppelten sich gegenüber dem Vorjahr.

Provisionsüberschuss

Der Provisionsüberschuss verbesserte sich gegenüber dem Vorjahr um 58 Mio € auf 1522 Mio € (+4,0%). Ausschlaggebend für diesen Anstieg sind insbesondere gestiegene Provisionen aus dem Bereich Financing und strukturierte Finanzierungen sowie im Konsortialgeschäft – trotz nachlassenden Geschäfts im zweiten Halbjahr auf Grund der Unsicherheiten an den Finanz- und Kapitalmärkten. Des Weiteren übertraf das Wertpapier- und Depotgeschäft das gute Niveau des Vorjahres. Insgesamt wirkte sich auch die Übertragung der Investment Banking-Aktivitäten der UBM begünstigend aus.

Nettoergebnis aus Finanzgeschäften

Nach einem guten Ergebnis im ersten Halbjahr 2007 beeinträchtigten die Auswirkungen aus den Finanzmarktturbulenzen das Ergebnis im zweiten Halbjahr erheblich. Insgesamt liegt das Ergebnis in Höhe von –85 Mio € in Folge der schwierigen Marktverhältnisse um 421 Mio € unter dem hohen Vorjahreswert. Die Belastungen durch die Finanzmarktturbulenzen schlugen sich insbesondere im Handelsbereich »Structured Credit« im Wesentlichen aus Bewertungsaufwendungen, aber auch aus Realisierungsverlusten bei ABS-Portfolios nieder. Verbesserte Ergebnisse im Bereich Fixed Income, Currency and Commodities (FICC) und der Effekt aus den übertragenen Investment Banking-Aktivitäten der UBM konnten den starken Einbruch im zweiten Halbjahr 2007 nur teilweise kompensieren.

Verwaltungsaufwendungen

Die Verwaltungsaufwendungen ermäßigten sich gegenüber dem Vorjahr trotz der Übertragung der Investment Banking-Aktivitäten der UBM leicht um 0,8% auf 3348 Mio €.

Der Rückgang der Personalaufwendungen um 3,5% (unter Herausrechnung der Personalaufwendungen der übertragenen Investment Banking-Aktivitäten der UBM ergibt sich ein Rückgang von 6,5%) resultiert im Wesentlichen aus der Reduzierung des Personalstands und niedrigeren Aufwendungen für erfolgsabhängige Bonuszahlungen in der Division Markets & Investment Banking; die höheren Aufwendungen aus Lohnanpassungen konnten dadurch weitaus überkompensiert werden.

Der leichte Anstieg der anderen Verwaltungsaufwendungen inklusive Normalabschreibungen auf Sachanlagen um 2,5% geht insbesondere auf die erstmalig enthaltenen Aufwendungen im Zusammenhang mit der Übertragung des Investment Banking-Geschäfts der UBM zurück. Unter Herausrechnung dieses Effektes ergibt sich ein Rückgang von 1,5%, sodass die Erhöhung der Mehrwertsteuer auf 19% sowie Preissteigerungen durch die Fortführung strikten Kostenmanagements mehr als kompensiert werden konnten.

Saldo der sonstigen betrieblichen Erträge und Aufwendungen

Der Saldo der sonstigen betrieblichen Erträge und Aufwendungen beläuft sich im Geschäftsjahr auf 86 Mio € (Vorjahr: –106 Mio €). Im Vergleich mit dem Vorjahr spiegeln sich in dieser positiven Entwicklung neben deutlich niedrigeren Rückstellungen im Nichtkreditgeschäft und für Mietgarantien, auch die Auflösung von Rückstellungen für Mietgarantien im Berichtsjahr wider.

Betriebsergebnis vor Risikovorsorge

Die operativen Erträge stiegen insbesondere auf Grund der starken Ausweitung des Zinsüberschusses in Folge der Liquiditätszuflüsse aus der Veräußerung der BA-CA um fast 10%. Bei leicht rückläufigen Verwaltungsaufwendungen verbessert sich die Cost-Income-Ratio deutlich um 5,8%-Punkte auf 54,2%.

Risikovorsorge

Der Aufwand für die Risikovorsorge inklusive Ergebnis aus Liquiditätsvorsorgebestand beläuft sich auf 1087 Mio € und liegt damit um 325 Mio € über dem Vorjahreswert. Dabei stiegen die Belastungen aus dem Kreditgeschäft um 172 Mio € auf 980 Mio €. Dies ist sowohl auf die Entwicklung der Pauschalwertberichtigungen als auch auf die erstmalige Berücksichtigung der Abzinsung der erwarteten Rückflüsse bei der Bemessung der Einzelwertberichtigungen zurückzuführen, die im Rahmen der Angleichung an die internationale Rechnungslegung und der sich veränderten herrschenden Meinung in der Interpretation der nationalen Rechnungslegungsvorschriften vorgenommen wurden. Darüber hinaus verringerte sich das Ergebnis aus dem Liquiditätsvorsorgebestand auf –107 Mio € (Vorjahr: 46 Mio €).

Saldo sonstiges Geschäft

Im Saldo sonstiges Geschäft in Höhe von 6745 Mio € sind insbesondere die bereits erwähnten Gewinne aus der Veräußerung unserer Tochterunternehmen BA-CA, IMB, AS UniCredit Bank, HVB Bank Ukraine sowie der HVB AG Filialen Tallinn und Vilnius enthalten. Weitere Verkaufsgewinne wurden unter anderem aus der Veräußerung der Financial Markets Service Bank GmbH (FMS Bank), München, erzielt. Die gesamten Veräußerungsgewinne bzw. -verluste aus Beteiligungen, verbundenen Unternehmen und wie Anlagevermögen behandelten Wertpapieren belaufen sich per Saldo auf 6827 Mio €. Daneben sind im Saldo sonstiges Geschäft Belastungen aus Verlustübernahmen in Höhe von –69 Mio € (Vorjahr: –230 Mio €) enthalten.

Das Vorjahresergebnis wurde darüber hinaus durch einmalige Aufwendungen im Zusammenhang mit der Änderung von Parametern bei der Ermittlung von Fair Values von Handelsbeständen sowie Finanzinstrumenten aus dem Liquiditätsvorsorgebestand in Höhe von –153 Mio € belastet. In 2007 werden Wertänderungen des Fair-Value-Abschlags im Nettoertrag aus Finanzgeschäften in Höhe von –31 Mio € und in der Risikovorsorge im Ergebnis aus dem Liquiditätsvorsorgebestand in Höhe von +25 Mio € erfasst. Per Saldo ergibt sich für 2007 eine Belastung von nur 6 Mio €.

Ergebnis vor Steuern

Das Ergebnis vor Steuern stieg gegenüber dem Vorjahr um 7094 Mio € auf 8491 Mio €. Dieser starke Anstieg resultiert vor allem aus den beschriebenen Verkaufsgewinnen von Tochtergesellschaften aber auch aus der erfreulichen operativen Geschäftsentwicklung.

Steuern

Der Aufwand für Steuern vom Einkommen und vom Ertrag beinhaltet 240 Mio €, die auf die gewöhnliche Geschäftstätigkeit entfallen sowie 103 Mio €, die auf Unternehmensverkäufe zurückzuführen sind. Die sonstigen Steuern betragen 2 Mio €.

Jahresüberschuss und Gewinnverwendung

Die HVB AG erzielte im Geschäftsjahr 2007 einen Jahresüberschuss in Höhe von insgesamt 8146 Mio €.

Es ist vorgesehen, aus dem Jahresüberschuss 4073 Mio € in die anderen Gewinnrücklagen einzustellen. Aus der Rücklage für eigene Anteile wurde der verbliebene Restbetrag in Höhe von 1 Mio € entnommen. Der Hauptversammlung 2008 schlagen wir vor zu beschließen, aus dem verbleibenden Bilanzgewinn in Höhe von 4074 Mio € eine Dividende in Höhe von 402 Mio € an die Aktionäre auszuschütten sowie eine weitere Einstellung in die Gewinnrücklagen in Höhe von 3672 Mio € vorzunehmen. Die Dividendensumme in Höhe von 402 Mio € entspricht einer Dividende von 0,50 € je Stammaktie und je Vorzugsaktie sowie einem Vorausgewinnanteil von 0,064 € je Vorzugsaktie. Damit erhöhen wir die Dividende gegenüber dem Vorjahr (0,40 €) um ein Viertel.

Bilanz

Die Bilanzsumme der HVB AG belief sich zum 31. Dezember 2007 auf 374,0 Mrd €. Im Vergleich mit dem Jahresende 2006 bedeutet dies einen Anstieg in Höhe von 52,1 Mrd € bzw. 16,2%. Dieser Anstieg resultiert vor allem aus dem Volumenszugang auf Grund der Übertragung der Investment Banking-Aktivitäten der UBM auf die HVB AG. Per 31. Dezember 2007 beläuft sich das Aktivvolumen der übertragenen Aktivitäten auf 44,8 Mrd €. Die Forderungen an Kreditinstitute erhöhten sich dabei um 26,3 Mrd € weitaus überwiegend resultierend aus der Übertragung der Investment Banking-Aktivitäten der UBM.

Dagegen gingen die Forderungen an Kunden leicht um 2,2 Mrd € zurück. Das Kreditvolumen beläuft sich auf 474,2 Mrd €, darin sind 42,4 Mrd € aus den Investment Banking-Aktivitäten der UBM enthalten. Gegenüber dem Vorjahr erhöhte sich das Kreditvolumen um insgesamt 70,0 Mrd €.

Die Bestände an Schuldverschreibungen und anderen festverzinslichen Wertpapieren erhöhten sich deutlich um 28,3 Mrd € auf nunmehr 94,6 Mrd €, darin enthalten sind 10,9 Mrd € aus den Investment Banking-Aktivitäten der UBM. Der Bestand an Aktien und anderen nicht festverzinslichen Wertpapieren stieg im Wesentlichen wegen Übertragung der Investment Banking-Aktivitäten der UBM um 5,8 Mrd € auf 29,9 Mrd €. Auf Grund der Beteiligungsverkäufe im Rahmen der strategischen Neuausrichtung sank der Bestand an Beteiligungen und Anteilen an verbundenen Unternehmen um 7,9 Mrd € auf nur noch 4,1 Mrd €.

Während die Verbindlichkeiten gegenüber Kreditinstituten auf Grund der übertragenen Investment Banking-Aktivitäten der UBM um 16,0 Mrd € auf 113,9 Mrd € stiegen, geht der Zuwachs bei den Verbindlichkeiten gegenüber Kunden in Höhe von 19,2 Mrd € auf 123,2 Mrd € lediglich zu einem Drittel auf die übertragenen Investment Banking-Aktivitäten der UBM zurück. Bei den Verbindlichkeiten gegenüber Kreditinstituten des übertragenen Investment Banking-Geschäfts der UBM handelt es sich im Wesentlichen um so genannte Repos (Repurchase Agreements). Auch die Sonstigen Verbindlichkeiten stiegen wegen der Übertragungen der Investment Banking-Aktivitäten der UBM um 9,0 Mrd € auf 29,9 Mrd €.

Das bilanzielle Eigenkapital erhöhte sich gegenüber dem Vorjahr um 8,9 Mrd € auf jetzt 22,1 Mrd €. Dieser starke Zuwachs resultiert im Wesentlichen aus dem Jahresüberschuss in Höhe von 8,1 Mrd € sowie der Kapitalerhöhung gegen Sacheinlage (1060 Mio €) im Rahmen der Übertragung der Investment Banking-Aktivitäten der UBM. Aus der Rücklage für eigene Anteile wurde der verbliebene Restbetrag in Höhe von 1 Mio € entnommen. Den anderen Gewinnrücklagen haben wir 4,1 Mrd € zugeführt.

Die Risikoaktiva nach KWG belaufen sich nach festgestelltem Jahresabschluss 2007 auf 127,3 Mrd € (2006: 137,6 Mrd €). Die Marktrisikopositionen betragen 13,8 Mrd €.

Zum 31. Dezember 2007 beläuft sich das Kernkapital (KWG) nach festgestelltem Jahresabschluss auf 17,9 Mrd €. Die Eigenmittel, die neben dem haftenden Eigenkapital (24,5 Mrd €) auch die so genannten Drittrangmittel einschließen, betragen 24,5 Mrd €. Damit errechnet sich eine Kernkapitalquote in Höhe von 14,1% und eine Eigenmittelquote von 17,4%.

Die Liquidität eines Kreditinstituts wird bankaufsichtsrechtlich anhand der Liquiditätskennzahl gemäß § 11 KWG beurteilt. Diese Kennzahl setzt die innerhalb eines Monats verfügbaren Zahlungsmittel ins Verhältnis zu den in diesem Zeitraum abrufbaren Zahlungsverpflichtungen. Die Liquidität gilt als ausreichend, wenn der Kennzahlenwert mindestens 1,0 beträgt. In der HVB AG belief sich der Wert für das Jahr 2007 auf durchschnittlich 1,2 (2006: 1,2).

Geschäftsstellen

Im Geschäftsjahr 2007 unterhielt die HVB AG 634 inländische und 29 ausländische Geschäftsstellen. In den übrigen Regionen wurden Repräsentanzen in Dänemark und Singapur eingerichtet. Die Repräsentanz in der Schweiz wurde geschlossen. Im Rahmen der strategischen Neuausrichtung der HVB AG wurden die Geschäftsstellen in Tallinn, Estland, sowie in Vilnius, Litauen, an die AS UniCredit Bank, Riga, verkauft.

Geschäftsstellen nach Regionen:

		ZUGÄNGE	ABGÄNGE		
	2006	NEU-ERÖFFNUNGEN	SCHLIESSUNGEN	ZUSAMMEN-LEGUNGEN	2007
Deutschland					
Baden-Württemberg	24	1	—	—	25
Bayern	370	1	—	– 1	370
Berlin	7	1	—	—	8
Brandenburg	8	—	—	—	8
Bremen	—	—	—	—	—
Hamburg	30	—	—	– 3	27
Hessen	14	—	—	– 1	13
Mecklenburg-Vorpommern	8	—	—	—	8
Niedersachsen	26	—	– 1	—	25
Nordrhein-Westfalen	19	2	– 1	—	20
Rheinland-Pfalz	22	—	—	—	22
Saarland	9	—	—	—	9
Sachsen	10	—	—	—	10
Sachsen-Anhalt	12	—	—	—	12
Schleswig-Holstein	72	—	– 2	– 2	68
Thüringen	9	—	—	—	9
Zwischensumme	**640**	**5**	**– 4**	**– 7**	**634**
Übrige Regionen					
Europa	14	1	– 4	—	11
Amerika	6	—	—	—	6
Asien	10	1	—	—	11
Afrika	1	—	—	—	1
Australien	—	—	—	—	—
Zwischensumme	**31**	**2**	**– 4**	**—**	**29**
Insgesamt	**671**	**7**	**– 8**	**– 7**	**663**

Struktur und Geschäftstätigkeit

Rechtliche Struktur

Die Bayerische Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) entstand 1998 durch die Fusion der Bayerische Vereinsbank Aktiengesellschaft mit der Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft. Seit November 2005 ist die HVB AG ein verbundenes Unternehmen der UniCredito Italiano S.p.A. (UniCredit), Rom. Grundlagenvereinbarung für den Zusammenschluss der HVB AG und der UniCredit ist das am 12. Juni 2005 abgeschlossene Business Combination Agreement (BCA), das automatisch fünf Jahre nach Vollzug des Umtauschangebots endet, sofern es nicht durch die UniCredit verlängert wird.

Nach Beschluss des Aufsichtsrats und Vorstands am 12. September 2006 zur Veräußerung der Anteile an der Bank Austria Creditanstalt AG (BA-CA) sowie weiterer Einheiten in Zentral- und Osteuropa und der Zustimmung unserer Aktionäre auf der außerordentlichen Hauptversammlung am 25. Oktober 2006 erfolgte im ersten Quartal 2007 die Übertragung der Anteile der Bank Austria Creditanstalt AG an die UniCredit, der Joint Stock Commercial Bank Ukraine (HVB Bank Ukraine) an die Bank Pekao S.A. sowie der Closed Joint Stock Company International Moscow Bank (IMB) und der AS UniCredit Bank (vormals HVB Bank Latvia AS, Riga) an die BA-CA; im dritten Quartal 2007 wurde der Verkauf der Filialen der HVB AG in Tallinn, Estland, und Vilnius, Litauen, an die AS UniCredit Bank vollzogen.

Am 30. März 2007 haben der Verwaltungsrat der UniCredit Banca Mobiliare S.p.A. (UBM) sowie der Vorstand und der Aufsichtsrat der HVB AG die Einbringung des Investment Banking-Geschäfts der UBM, basierend auf einem Bewertungsgutachten von PricewaterhouseCoopers AG Wirtschaftsprüfungsgesellschaft (PwC), gegen Ausgabe von 51684532 neuer Stammaktien der HVB genehmigt. Der Transfer wurde am 1. April 2007 wirksam. Diese Transaktion war ein wesentlicher Schritt, die Investment Banking-Aktivitäten der gesamten UniCredit Gruppe bei der HVB AG zu bündeln.

Auf der ordentlichen Hauptversammlung der Gesellschaft am 26./27. Juni 2007 wurde die Übertragung der Anteile der Minderheitsaktionäre der HVB AG im Rahmen eines Squeeze-out-Verfahrens auf die UniCredit gegen Gewährung einer angemessenen Barabfindung (38,26 € je Aktie) mit einer Mehrheit von 98,77% der abgegebenen Stimmen beschlossen.

Bis zum Vollzug des Squeeze-outs, der mit der Eintragung ins Handelsregister wirksam wird, bleiben die Stammaktien der HVB AG zum amtlichen Handel an allen deutschen Wertpapierbörsen zugelassen, sowie an der Börse in Wien, der Euronext in Paris und der Schweizer Wertpapierbörse SWX Swiss Exchange.

Nach Übertragung der Tochtergesellschaften BA-CA, IMB, AS UniCredit Bank, HVB Bank Ukraine sowie der HVB AG Filialen Tallinn und Vilnius wurden insbesondere von Aktionären der HVB AG zahlreiche Rechtsstreitigkeiten eingeleitet. Diese Rechtsstreitigkeiten sind im Einzelnen im Risikobericht im Abschnitt »Operationelles Risiko« detailliert dargestellt.

Angaben gemäß §289 Abs. 4 HGB im Zusammenhang mit dem Übernahmerichtlinie-Umsetzungsgesetz

Zusammensetzung des gezeichneten Kapitals

Im Zusammenhang mit der Einbringung des Investment Banking-Geschäfts der UniCredit Banca Mobiliare S.p.A. (UBM), Mailand, im Wege einer Kapitalerhöhung gegen Sacheinlagen erhöhte sich das gezeichnete Kapital der HVB AG gegenüber dem Jahresende 2006 um 155053596,– €. Die Kapitalerhöhung wurde am 3. April 2007 in das Handelsregister eingetragen. Das gezeichnete Kapital der HVB AG beträgt seither 2407151016,– € und ist eingeteilt in 2363490216,– € auf den Inhaber lautende Stammaktien, zerlegt in 787830072 Stückaktien und 43660800,– € auf den Namen lautende Vorzugsaktien ohne Stimmrecht, zerlegt in 14553600 Stückaktien. Auf die nennwertlosen Stückaktien entfällt ein anteiliger Betrag des Grundkapitals von 3,– €. Die Aktien sind voll eingezahlt. Die Stammaktien machen 98,19% und die Vorzugsaktien 1,81% des Grundkapitals aus.

Die Stammaktien lauten nach §6 Abs. 1 der Satzung auf den Inhaber oder auf Namen. Namensstammaktien sind zurzeit nicht ausgegeben. Bei Neuausgabe von Aktien kann der Vorstand gemäß §6 Abs. 1 der Satzung mit Zustimmung des Aufsichtsrats bestimmen, ob und wie viele Inhaber- bzw. Namensstammaktien ausgegeben werden. Aktionäre, welche auf den Inhaber lautende Stammaktien besitzen, sind zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts unter den in §18 Abs. 2 der Satzung geregelten Voraussetzungen berechtigt. Jede Stammaktie gewährt in der Hauptversammlung eine Stimme.

Die Vorzugsaktien sind stimmrechtslos und lauten auf Namen. Sie erhalten aus dem Bilanzgewinn einen nachzahlbaren Vorausgewinnanteil von 0,064 € je Stückaktie sowie einen weiteren Gewinnanteil in derselben Höhe wie die Stammaktien. Der Anspruch auf Nachzahlung des Vorausgewinnanteils ist den Vorzugsaktionären als selbstständiges Recht eingeräumt. Aktionäre, welche auf den Namen lautende Vorzugsaktien besitzen, sind zur Teilnahme an der Hauptversammlung unter den in §18 Abs. 1 der Satzung geregelten Voraussetzungen berechtigt. Die Vorzugsaktien, die nicht an der Börse notiert sind, resultieren aus dem Zusammenschluss mit der Bayerischen Staatsbank im Jahre 1971 und werden inzwischen ausschließlich von der UniCredito Italiano S.p.A. (UniCredit), Rom, gehalten. Die Ausgabe weiterer Vorzugsaktien ohne Stimmrecht mit gleichstehenden Rechten bleibt vorbehalten.

Weitere Rechte und Pflichten der Inhaber von Stamm- und Vorzugsaktien ergeben sich aus dem Aktiengesetz, insbesondere aus den §§ 12, 53a ff., 118 ff. und 186 AktG.

Beschränkungen, die Stimmrechte oder die Übertragung von Aktien betreffen

Die auf Namen lautenden Vorzugsaktien können gemäß §6 Abs. 2 der Satzung in Verbindung mit §68 Abs. 2 AktG nur mit Zustimmung der Gesellschaft übertragen werden. Aus eigenen Aktien stehen der Gesellschaft gemäß §71 b) AktG keine Rechte zu. Etwaige Beschränkungen in Bezug auf die Ausübung von Stimmrechten oder die Übertragung von Aktien, die sich aus Vereinbarungen zwischen Gesellschaftern ergeben können, sind uns nicht bekannt.

UniCredit hat sich gemäß Ziffer 6.2 des mit der HVB am 12. Juni 2005 abgeschlossenen Business Combination Agreement (BCA) verpflichtet, weder den Verkauf noch die Übertragung oder anderweitige Veräußerung von HVB-Aktien, die im Rahmen oder im Zusammenhang mit dem Zusammenschluss erworben wurden, an einen Dritten außerhalb der gemeinsamen Gruppe zu bewirken. Das BCA endet automatisch fünf Jahre nach Vollzug des Umtauschangebots, sofern es nicht durch UniCredit verlängert wird.

Direkte und indirekte Beteiligungen am Kapital, die 10% der Stimmrechte überschreiten

Nach dem Wertpapierhandelsgesetz (WpHG) hat jeder Anleger, der durch Erwerb, Veräußerung oder auf sonstige Weise bestimmte Anteile an Stimmrechten der Gesellschaft erreicht, überschreitet oder unterschreitet, dies der Gesellschaft und der Bundesanstalt für Finanzdienstleistungsaufsicht mitzuteilen.

Gemäß Mitteilung nach §21 WpHG vom 22. November 2005 hielt die UniCredit seit dem 17. November 2005 insgesamt 93,9% des Grundkapitals und 93,8% der stimmberechtigten Inhaber-Stammaktien der Gesellschaft, davon 0,001% indirekt. Nach ihrer Ad-hoc-Mitteilung vom 23. Januar 2007 hatte sich der Anteil der UniCredit am Grundkapital der HVB AG zu diesem Zeitpunkt auf 95% erhöht.

Am 10. April 2007, also nach Durchführung der Kapitalerhöhung gegen Sacheinlagen, hat die UBM, eine 100%ige Tochtergesellschaft der UniCredit, gemäß §21 WpHG der Gesellschaft mitgeteilt, dass sie seit dem 3. April 2007 insgesamt 6,56% der stimmberechtigten Inhaber-Stammaktien der HVB AG hält. Am 16. Mai 2007, also zum Zeitpunkt der Einberufung der Hauptversammlung des Jahres 2007, sowie während der Hauptversammlung am 26. und 27. Juni 2007, in der am 27. Juni unter anderem über die Übertragung der Aktien der Minderheitsaktionäre auf die UniCredit Beschluss gefasst wurde, hielt die UniCredit direkt 88,8% sowie indirekt (über die Tochtergesellschaft UBM) weitere 6,56%, insgesamt also 95,36% des stimmberechtigten Kapitals. Der direkt und indirekt gehaltene Anteil am Grundkapital der HVB AG beläuft sich seither auf rund 95,45%.

Die UniCredit hatte im Jahr 2005 ein Übernahmeangebot abgegeben, das – wie aus den dargestellten Beteiligungsverhältnissen hervorgeht – von der weitaus überwiegenden Anzahl der Aktionäre angenommen worden ist. Am 23. Januar 2007 hat die UniCredit angekündigt, bei der HVB ein Squeeze-out-Verfahren einzuleiten. Der Beschluss der Hauptversammlung vom 26./27. Juni 2007, die Aktien der Minderheitsaktionäre auf die UniCredit gegen Gewährung einer angemessenen Barabfindung (38,26 € je Aktie) zu übertragen, ist von zahlreichen Minderheitsaktionären angefochten worden. Ab Eintragung des Hauptversammlungsbeschlusses im Handelsregister der Gesellschaft wird die UniCredit über 100% des Grundkapitals der HVB verfügen.

Aktien mit Sonderrechten, die Kontrollbefugnisse verleihen

Die Gesellschaft hat keine Aktien ausgegeben, die eine besondere Einflussnahmemöglichkeit auf die Gesellschaftsorgane und damit eine besondere Kontrollbefugnis verleihen.

Art der Stimmrechtskontrolle im Falle von Arbeitnehmerbeteiligungen

Eine Trennung zwischen Stimmrechtskontrolle und Aktie im Zusammenhang mit Arbeitnehmerbeteiligungen besteht nicht. Sofern Mitarbeiter der HVB Aktien der Gesellschaft halten, können sie ihr Stimmrecht – wie jeder andere Aktionär – entweder selbst ausüben oder durch einen Bevollmächtigten oder durch einen weisungsgebundenen Stimmrechtsvertreter des Unternehmens ausüben lassen.

Gesetzliche Vorschriften und Bestimmungen der Satzung über die Ernennung und Abberufung von Vorstandsmitgliedern und die Änderung der Satzung

Die Bestellung und Abberufung von Vorstandsmitgliedern richtet sich nach den gesetzlichen Vorschriften in §§ 84, 85 AktG und § 31 MitbestG. Danach werden Vorstandsmitglieder vom Aufsichtsrat auf höchstens fünf Jahre bestellt. Eine wiederholte Bestellung oder Verlängerung der Amtszeit ist zulässig. Nach § 31 MitbestG ist für die Bestellung von Vorstandsmitgliedern eine Mehrheit von mindestens zwei Dritteln der Mitglieder des Aufsichtsrats erforderlich. Kommt hiernach eine Bestellung nicht zustande, hat der Vermittlungsausschuss des Aufsichtsrats innerhalb eines Monats nach der Abstimmung dem Aufsichtsrat einen Vorschlag für die Bestellung zu unterbreiten. Der Aufsichtsrat bestellt dann die Mitglieder des Vorstands mit der Mehrheit der Stimmen seiner Mitglieder. Kommt auch hiernach eine Bestellung nicht zustande, hat bei einer erneuten Abstimmung der Aufsichtsratsvorsitzende zwei Stimmen. Der Aufsichtsrat ist nach § 84 Abs. 3 AktG berechtigt, die Bestellung zum Vorstandsmitglied aus wichtigem Grund zu widerrufen. Nach dem Kreditwesengesetz (KWG) muss der Bundesanstalt für Finanzdienstleistungsaufsicht und der Deutschen Bundesbank vor der beabsichtigten Bestellung von Vorstandsmitgliedern nachgewiesen werden, dass diese in ausreichendem Maße theoretische und praktische Kenntnisse in den Geschäften der Bank sowie Leitungserfahrung haben (§§ 24 Abs. 1 Nr. 1, 33 Abs. 2 KWG).

Der Vorstand der HVB AG besteht gemäß § 7 der Satzung aus mindestens zwei Mitgliedern; im Übrigen bestimmt der Aufsichtsrat die Zahl der Vorstandsmitglieder. Entsprechend der divisionalen Organisationsstruktur der HVB AG besteht der Vorstand zurzeit aus zehn Mitgliedern, wobei die Mandatslaufzeit bei acht Mitgliedern des Vorstands am 31. Dezember 2008 und bei den beiden weiteren Vorstandsmitgliedern am 22. Februar bzw. am 31. März 2009 endet. Die Mitglieder des Vorstands der HVB AG werden in der Regel für einen Zeitraum von nicht mehr als drei Jahren bestellt.

Satzungsänderungen bedürfen gemäß § 179 AktG eines Beschlusses der Hauptversammlung. Der Beschluss bedarf einer Mehrheit von mindestens drei Viertel des bei der Beschlussfassung vertretenen Grundkapitals. Eine Satzungsänderung wird gemäß § 181 Abs. 3 AktG erst mit Eintragung in das Handelsregister wirksam. Die von der Hauptversammlung am 23. Mai 2006 beschlossene Änderung von § 4 der Satzung wurde angefochten und ist daher noch nicht in das Handelsregister eingetragen worden. Die Befugnis zu Satzungsänderungen, die nur die sprachliche Form, nicht jedoch deren Inhalt betreffen (Fassungsänderung), kann die Hauptversammlung auf den Aufsichtsrat übertragen. Gemäß § 21 Abs. 3 der Satzung der HVB ist diese Befugnis dem Aufsichtsrat eingeräumt worden. In der Regel macht der Aufsichtsrat von dieser Befugnis bei Kapitalerhöhungen aus dem genehmigten Kapital, die eine Änderung von § 5 der Satzung (Grundkapital) zur Folge haben, Gebrauch.

Befugnisse des Vorstands, insbesondere Aktien auszugeben oder zurückzukaufen

Der Vorstand leitet das Unternehmen in eigener Verantwortung und arbeitet mit den übrigen Organen der Gesellschaft und den Arbeitnehmervertretungen zum Wohle des Unternehmens vertrauensvoll zusammen. Er entwickelt die strategische Ausrichtung des Unternehmens, stimmt sie mit dem Aufsichtsrat ab und verantwortet ihre Umsetzung.

Auf Grund eines Beschlusses der Hauptversammlung vom 29. April 2004 ist der Vorstand gemäß §5 Abs. 2 der Satzung zur Aktienausgabe aus genehmigtem Kapital (§§202ff. AktG) ermächtigt. Hiernach ist der Vorstand ermächtigt, bis zum 29. April 2009 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats durch Ausgabe neuer Aktien gegen Bareinlagen oder auch gegen Sacheinlagen einmalig oder mehrmalig, jedoch insgesamt höchstens um nominal 834946404,– € durch Ausgabe von bis zu 278315468 Stückaktien zu erhöhen. Es dürfen entweder nur Stammaktien oder Stammaktien und stimmrechtslose Vorzugsaktien, die mit den gleichen Rechten wie die bereits bestehenden Vorzugsaktien ohne Stimmrecht ausgestattet sind, ausgegeben werden.

Für den Fall der Ausgabe von Stammaktien und Vorzugsaktien steht unter entsprechendem Ausschluss des Bezugsrechts auf Stammaktien in diesem Fall ein Bezugsrecht auf Vorzugsaktien ausschließlich der Vorzugsaktionärin zu. Dabei darf der prozentuale Anteil der Vorzugsaktien am Grundkapital nicht erhöht werden.

Der Vorstand ist gemäß §5 Abs. 2 der Satzung ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen (I) für etwaige Spitzenbeträge, (II) für einen Betrag bis zu insgesamt höchstens nominal 15 Mio € zur Ausgabe von bis zu 5 Millionen Stückaktien (Stammaktien) an Mitarbeiter, (III) für einen Betrag bis zu insgesamt nominal 210 Mio € durch Ausgabe von bis zu 70 Millionen Stückaktien (Inhaberstammaktien) gegen Bareinlage, wobei der Ausgabebetrag für die neuen Inhaberstammaktien den Börsenpreis der Aktien der Gesellschaft nicht wesentlich unterschreiten darf, (IV) für einen Betrag von bis zu insgesamt nominal 834946404,– € gegen Sacheinlagen zum Erwerb von Unternehmen oder Unternehmensbeteiligungen gegen Ausgabe von bis zu 278315468 Stückaktien (Inhaberstammaktien).

Durch Beschluss der Hauptversammlung vom 14. Mai 2003 ist der Vorstand ferner ermächtigt, gemäß §221 AktG bis zum 14. Mai 2008 Optionsschuldverschreibungen, Wandelschuldverschreibungen, Optionsgenussscheine oder Wandelgenussscheine mit einem Options- oder Wandlungsrecht und/oder einer Wandlungspflicht in auf den Inhaber lautende Stammaktien der HVB oder Gewinnschuldverschreibungen (mit oder ohne Options- oder Wandlungsrecht oder -pflicht) in Euro oder einer anderen gesetzlichen Währung im Gesamtnennbetrag oder Gegenwert von insgesamt bis zu 1500 Mio € zu begeben. Die Ermächtigung erfasst auch die Möglichkeit, die Genussrechte sowie Schuldverschreibungen gegen Garantieübernahme der HVB durch Tochtergesellschaften auszugeben mit Options- oder Wandlungsrecht/oder einer Wandlungspflicht in Inhaber-Stammaktien der HVB.

Den Aktionären ist grundsätzlich ein Bezugsrecht einzuräumen. Der Vorstand ist jedoch ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht auszuschließen (I) für etwaige Spitzenbeträge, (II) um den Inhabern von Wandlungs- und Optionsrechten ein Bezugsrecht in dem Umfang zu gewähren, wie es ihnen nach Ausübung der Options- oder Wandlungsrechte bzw. nach Erfüllung der Wandlungspflichten zustehen würde, (III) sofern der Ausgabepreis der Schuldverschreibungen oder Genussscheine deren nach anerkannten finanzmathematischen Methoden ermittelten theoretischen Marktwert nicht wesentlich unterschreitet, wobei die zur Bedienung der Options- oder Wandlungsrechte bzw. bei Eintritt einer Wandlungspflicht ausgegebenen bzw. auszugebenden Stammaktien insgesamt 10% des Grundkapitals der Gesellschaft nicht überschreiten dürfen einschließlich solcher Stammaktien, die aus genehmigten Kapital gemäß §186 Abs. 3 Satz 4 AktG unter Ausschluss des Bezugsrechts ausgegeben werden.

Der in Euro festgelegte Options- bzw. Wandlungspreis für eine Stammaktie muss – auch bei einem variablen Umtauschverhältnis/ Wandlungspreis – mindestens 80% des durchschnittlichen Börsenkurses der Stammaktie der HVB an den fünf Börsentagen vor dem Tag der Beschlussfassung durch den Vorstand über die Festlegung der Ausgabekonditionen der Schuldverschreibungen bzw. Genussscheine betragen; findet ein Bezugsrechtshandel statt, kann der minimale Options- bzw. Wandlungspreis für eine Stammaktie alternativ auch so bestimmt werden, dass er mindestens 80% des durchschnittlichen Börsenkurses der Stammaktie der HVB an mindestens drei Tagen entspricht, an denen die Bezugsrechte an der Frankfurter

Wertpapierbörse gehandelt werden, mit Ausnahme der beiden letzten Börsentage des Bezugsrechtshandels. Als maßgeblicher Börsenkurs im Sinne dieser Regelung gilt dabei der Mittelwert der an der Frankfurter Wertpapierbörse im elektronischen Handel festgestellten Schlusskurse (Schlussauktion im XETRA-Handelssystem). §9 Abs. 1 AktG bleibt unberührt. Der Vorstand ist ermächtigt, die weiteren Einzelheiten der Ausgabe und Ausstattung der Emissionen festzusetzen bzw. im Einvernehmen mit den Organen der die Schuldverschreibungen begebenden Mehrheitsbeteiligungsgesellschaften festzulegen. Zur Gewährung von Stammaktien an die Inhaber von Schuldverschreibungen und Genussscheinen, die gemäß dieser Ermächtigung vom 14. Mai 2003 begeben werden, steht gemäß §5 Abs. 4 der Satzung ein bedingtes Kapital von 375 Mio € zur Verfügung. Der Vorstand hat diese Ermächtigung bisher nicht genutzt.

Auf Grund des Beschlusses der Hauptversammlung vom 26./27. Juni 2007 ist der Vorstand ferner gemäß §71 Abs. 1 Nr. 7 AktG ermächtigt, zum Zwecke des Wertpapierhandels eigene Aktien zu kaufen und zu verkaufen. Von dieser Ermächtigung hat die Gesellschaft im Jahr 2007 wiederholt Gebrauch gemacht. Die hierfür erforderlichen Angaben finden sich im Anhang zum Jahresabschluss 2007 sowie in den Notes zum Konzernabschluss. Mit Eintragung des Squeeze-out im Handelsregister wird diese Ermächtigung gegenstandslos.

Eine Ermächtigung, eigene Aktien gemäß §71 Abs. 1 Nr. 8 AktG zu anderen Zwecken als zum Handel in eigenen Aktien zu kaufen, um diese zum Beispiel einzuziehen, besteht zurzeit nicht.

Darüber hinaus kann die Gesellschaft in den in §71 Abs. 1 Nr. 1–5 AktG gesetzlich vorgesehenen Fällen eigene Aktien erwerben.

Wesentliche Vereinbarungen der Gesellschaft, die unter der Bedingung eines Kontrollwechsels in Folge eines Übernahmeangebots stehen

Im Oktober 2007 wurde zwischen der Bayerische Hypo- und Vereinsbank AG, München, und der UniCredit Consumer Financing Bank S.p.A., Mailand, eine Vereinbarung zur Zusammenarbeit im Kreditkartengeschäft getroffen. Beide Parteien haben das Recht, den Vertrag mit einer Frist von drei Monaten zu kündigen, wenn eine oder beide Parteien nicht mehr zur UniCredit Gruppe gehören. Für die Vermittlung von neuen Kreditkarten an Kunden der Division Privat- und Geschäftskunden erhält die HVB AG eine marktgerechte Provision, die im Berichtsjahr auf Grund der kurzen Zeit der Kooperation noch keine wesentliche Bedeutung für das Ergebnis der Bank hat. Eine über die Vermittlung von Kreditkarten hinausgehende Zusammenarbeit ist für 2008 geplant.

Entschädigungsvereinbarungen der Gesellschaft, die für den Fall eines Übernahmeangebots mit Vorstandsmitgliedern oder Arbeitnehmern getroffen sind

Entschädigungsvereinbarungen für den Fall eines Übernahmeangebots mit den Mitgliedern des Vorstands oder Arbeitnehmern bestehen nicht. Keiner der Vorstandsverträge enthält eine Change-of-Control-Klausel.

Geschäftsfelder

Die HVB AG gliedert sich in die global agierenden Divisionen Privat- und Geschäftskunden, Wealth Management, Firmen- & Kommerzielle Immobilienkunden sowie Markets & Investment Banking. Daneben gibt es ein Geschäftsfeld »Sonstige«, das Global Business Services sowie Group Corporate Center-Aktivitäten beinhaltet. In die Group Corporate Center-Aktivitäten sind neben dem Special Credit Portfolio (SCP) auch die Restbestände aus dem ehemaligen Geschäftsfeld Real Estate Restructuring einbezogen.

Wesentliche Produkte, Absatzmärkte, Wettbewerbsposition und Standorte

Die HVB AG gehört zu den großen Banken in Deutschland, die in ausgewählten Regionen mit hoher Präsenz vertreten ist. Die HVB AG bietet Privat- und Firmenkunden, öffentlichen Einrichtungen und multinationalen Unternehmen eine umfassende Auswahl an Bank- und Finanzprodukten sowie -dienstleistungen an, die zum Beispiel von Hypothekendarlehen für Verbraucher, Bankdienstleistungen für Privatkunden, Geschäftskrediten und Außenhandelsfinanzierungen bis hin zu Fondsprodukten, Beratungs- und Brokerage-Dienstleistungen, dem Wertpapiergeschäft und Wealth Management sowie strukturierten Produkten und Trading reicht.

Nach Übertragung der Geschäftstätigkeiten in Österreich und Zentral- und Osteuropa an die UniCredit sowie mit Übernahme des Investment Banking-Geschäfts der UBM mit Wirkung vom 1. April 2007 konnte die bisherige strategische Positionierung der HVB AG als Kompentenzzentrum für das Geschäft in Deutschland sowie für die konzernweiten Aktivitäten im Investment Banking mit Erfolg vorangetrieben werden. Die Integration der UBM ist ein wesentlicher Schritt, um die Investment Banking-Aktivitäten der gesamten UniCredit Gruppe bei der HVB AG zu bündeln. Gleichzeitig stärken wir damit unsere Stellung als eine der bedeutendsten Investmentbanken in Europa.

Für die Reinvestition der durch Übertragungen der Geschäftstätigkeiten in Österreich und Zentral- und Osteuropa frei gewordenen Mittel können sich auch weiterhin attraktive Möglichkeiten für ein internes wie ein externes Wachstum ergeben. Die HVB AG beobachtet auch weiterhin laufend insbesondere den deutschen Bankenmarkt und analysiert die Möglichkeiten externen Wachstums durch entsprechende Zukäufe; ebenso werden auch sich bietende Alternativen für organisches Wachstum in den Kernregionen Deutschland, Benelux und Skandinavien jeweils analysiert und, soweit sich dies danach für die HVB AG rechnet, weiterverfolgt.

Im deutschen Bankenmarkt, der sich durch Größe und Finanzstärke auszeichnet, ist die HVB AG sehr gut aufgestellt und profitiert von den maßgeschneiderten Geschäftsmodellen aller vier Divisionen. Hierzu gehören unsere starke Marktstellung und das exzellente Profil im Firmenkundensegment, die erlauben, erfolgreiche Projekte passgenau auf sich verändernde Markttrends abzustimmen. Gestützt auf eine klare strategische Ausrichtung zeigt der individualisierte Ansatz im schwierigen Privat- und Geschäftskundensegment bereits erste Erfolge. Die unter dem Namen »Wealth Management« eingeführte Vermögensbetreuung nutzt das herausragende Know-how der zur UniCredit Gruppe gehörenden Fondsgesellschaft Pioneer Investments. Auch die Division Markets & Investment Banking (MIB) als konzernweites Kompetenzzentrum der UniCredit Gruppe profitiert von der Neuordnung unserer operativen Aktivitäten, obwohl das Ergebnis im zweiten Halbjahr 2007 von der globalen Krise an den Kapitalmärkten belastet wurde. Mit der Einbindung in die konzernweiten Ressourcen der UniCredit Gruppe werden wir unsere Geschäftsmodelle und Bankdienstleistungen künftig noch weiter ausbauen und profitabler gestalten können.

Die HVB AG ist Teil einer internationalen Bankengruppe, die mit ihren Finanzdienstleistungen vor allem am europäischen Markt präsent ist. Für die Bewahrung eines klaren Profils wird daher unter der Dachmarkenstrategie für eine europäische Bankenmarke der UniCredit Gruppe der Markenname »HypoVereinsbank« beibehalten, aber zugleich unsere Zugehörigkeit zur UniCredit Gruppe durch einen einheitlichen Markenauftritt künftig auch optisch demonstriert. So können wir unsere regionale und divisionale Stärke und Kompetenz mit dem zusätzlichen Potenzial einer internationalen Bankengruppe kombinieren. Die neue Markenpolitik soll in 2008 sukzessive umgesetzt werden.

Eine Aufgliederung unserer Geschäftsstellen nach Regionen befindet sich im Kapitel »Geschäftsstellen« im Lagebericht.

Organisation der Leitung und Kontrolle sowie unternehmensinterne Steuerung

Der Vorstand als Leitungsorgan der HVB AG leitet das Unternehmen in eigener Verantwortung. Der Vorstand berichtet dem Aufsichtsrat regelmäßig, zeitnah und umfassend über alle relevanten Fragen der Unternehmensplanung und strategischen Weiterentwicklung, über den Gang der Geschäfte und die Lage der HVB AG einschließlich der Risikolage.

Die Divisionszuständigkeiten im Vorstand der HVB AG entsprechen der nach Kundengruppen (Business Divisions) und nach Funktionen unterteilten Organisationsstruktur der HVB AG. Die jeweiligen Divisionszuständigkeiten sind in einem Geschäftsverteilungsplan sowie der Geschäftsordnung niedergelegt, die auch die Voraussetzungen für Beschlussfassungen und die erforderlichen Beschlussmehrheiten regelt. Im Zusammenhang mit der Integration der Investment Banking-Aktivitäten in die HVB AG hat der Aufsichtsrat der HVB AG mit Wirkung vom 21. März 2007 Stefan Ermisch, Chief Operating Officer der Markets & Investment Banking Division der UniCredit Gruppe, als neues Vorstandsmitglied der HVB AG bestellt. Er ist vor allem für die Organisation und Integration der globalen Investment Banking-Aktivitäten der UniCredit Gruppe in der HVB AG verantwortlich. Mit der Berufung von Stefan Ermisch wurde der steigenden Bedeutung des Investment Bankings in der HVB AG Rechnung getragen.

Der Aufsichtsrat der HVB AG besteht aus 20 Mitgliedern und setzt sich zu gleichen Teilen aus Vertretern der Aktionäre und der Arbeitnehmer zusammen. Aufgabe des Aufsichtsrats ist es, den Vorstand bei der Führung der Geschäfte zu überwachen und zu beraten. Zur Unterstützung seiner Arbeit hatte der Aufsichtsrat im Berichtsjahr drei Ausschüsse eingerichtet: Präsidium, Prüfungsausschuss und Vermittlungsausschuss.

Die HVB AG verfügt über eine gruppenweite Risikoüberwachung und -steuerung. Die Überwachungssysteme sind darauf ausgerichtet, dass Risiken frühzeitig erkannt werden. Risikocontrolling und Risikomanagement waren 2007 unter dem Verantwortungsbereich des Chief Risk Officers zusammengefasst, der regelmäßig im Prüfungsausschuss des Aufsichtsrats berichtete. Weitere Ausführungen hierzu enthält das Kapitel »Risikobericht«.

Eine namentliche Aufstellung aller Mitglieder des Vorstands und des Aufsichtsrats der HVB AG befindet sich im Kapitel Organe im Anhang.

Die HVB AG hat das Ziel, den Unternehmenswert nachhaltig zu steigern. Um der Notwendigkeit einer wertorientierten Steuerung Rechnung zu tragen, haben wir das Konzept der dualen Gesamtbanksteuerung umgesetzt, das im »Risikobericht« unter dem Kapitel Gesamtbanksteuerung eingehend erläutert wird.

Grundzüge des Vergütungssystems

Struktur der Vorstandsvergütung

Aufgabe des Aufsichtsratsplenums ist es, die Struktur der Vorstandsvergütung auf Vorschlag des Aufsichtsratspräsidiums zu beraten und regelmäßig zu überprüfen. Die Vergütung im Einzelnen wird vom Präsidium festgelegt. Die direkte Vergütung besteht aus drei Komponenten und umfasst feste und variable Bestandteile: Ein Festgehalt, einen Bonus als variable Vergütung mit erfolgsbezogener Komponente (Short Term Incentive) und einen Vergütungsbestandteil mit langfristiger Anreizwirkung (Long Term Incentive). Besonderes Gewicht haben die variablen Komponenten, die an die Erreichung der für das Geschäftsjahr vereinbarten Ziele sowie der Ziele im strategischen Plan anknüpfen und das Festgehalt deutlich übertreffen können. Durch eine wettbewerbsfähige erfolgsgerechte Vergütung und eine Verlagerung der Auszahlung in die mittel- bis langfristige Zukunft auf Grund der Beteiligung am Long Term Incentive-Plan der UniCredit Gruppe soll eine Bindung des Managements an das Unternehmen erreicht werden.

Um die Verantwortung der Vorstandsmitglieder marktgerecht zu vergüten, hat ein externer Spezialist eine Marktuntersuchung für die UniCredit durchgeführt, die auch Vorstandspositionen zum Inhalt hatte und in die vergleichbare Unternehmen einbezogen worden sind. Die Vergütung der Vorstandsmitglieder der HVB AG für das Jahr 2007 wurde unter Berücksichtigung dieser Untersuchung vom Präsidium des Aufsichtsrats festgelegt.

Das Festgehalt entspricht dem Niveau in vergleichbaren Unternehmen. Es wird in 12 monatlichen Tranchen ausbezahlt.

Der Bonus ist ein Short Term Incentive, dessen Höhe vom Erreichen bestimmter, mit allen Vorstandsmitgliedern vereinbarter Ziele abhängig ist. Die Ziele sind in Scorecards abgebildet und umfassen Team- und Coreziele sowie zwei Ziele aus dem Bereich Werte und Führung (Competencies). Die Gewichtung beträgt im Regelfall 20% Teamziele, 50% Coreziele und 30% Competencies.

Es gibt maximal zwei Teamziele. Das eine orientiert sich grundsätzlich am Ergebnis der HVB Group nach Steuern, das andere grundsätzlich am EVA (Economic Value Added) der HVB Group. Die Coreziele bestehen bei Vorstandsmitgliedern, die für eine Business Division verantwortlich sind, grundsätzlich aus dem Beitrag der HVB Division zum Gewinn der UniCredit Group Division und aus dem EVA der HVB Division. Bei den anderen Vorstandsmitgliedern sind es meist zwei finanzielle oder operationelle Ziele. Die beiden Competency-Ziele werden entsprechend der Zuständigkeit der jeweiligen Vorstandsmitglieder aus neun Ausprägungen der Managementkompetenzen wie Wachstumsorientierung, Teamkultur, Förderung von Diversity/Vielfalt, Umsetzungsstärke etc. definiert.

Mit den Vorstandsmitgliedern werden überwiegend quantitative, teilweise aber auch qualitative Ziele vereinbart. Für die Zielerreichung bei den quantitativen Zielen wird jeweils ein relativ enger Korridor festgelegt. Wird der untere Wert dieses Korridors nicht erreicht, wird das Ziel mit Null Punkten bewertet. Bei Erreichen des oberen Werts erhält das Vorstandsmitglied die Höchstpunktzahl für dieses Ziel. Bei den qualitativen Zielen entscheidet das Präsidium unter Würdigung eines Votums des Leiters der Division bzw. der Funktion, in der das Vorstandsmitglied tätig ist, über die Zielerreichung.

Die gewichtete Summe der Punkte aus den einzelnen Zielen ergibt die Zielerreichung. Ein Bonus wird gezahlt, wenn eine festgelegte Mindestpunktzahl erreicht wird. Entsprechend der Handhabung bei der UniCredit wird seit 2007 als Referenzwerte neben dem Zielwert auch der Maximalwert des Bonus festgelegt. Dieser Maximalbonus kann bei Erreichung eines Gesamtergebnisses von 120 Punkten in der Scorecard beansprucht werden. Dies bedeutet, dass der Bonus nach oben begrenzt ist. Bei einer Zielerreichung von 100% wird der niedrigere Zielwert gezahlt.



Jedes Vorstandsmitglied nimmt am Stock Option & Performance Shares-Plan der UniCredit Gruppe (Long Term Incentive-Plan der UniCredit Gruppe) teil. Dieser Plan besteht aus zwei Komponenten.

Zum einen wird jedem Vorstandsmitglied eine bestimmte Anzahl Optionen eingeräumt, die ausgeübt werden können, wenn der Berechtigte nach Ablauf von vier Jahren ab Zuteilung noch für die UniCredit Gruppe tätig ist (Unverfallbarkeit/Vesting). Jede Option berechtigt zum Erwerb einer Aktie der UniCredit zu einem Preis, der vor Ausgabe der Option festgelegt wurde. Die Option kann ausgeübt werden in einem Zeitraum von sechs Jahren ab Vesting (bis einschließlich 2006 ausgegebene Optionen neun Jahre ab Vesting). In 2007 wurden dem Vorstand der HVB AG insgesamt 880324 (1052604 mit Konzernanstellungsverträgen, bei denen das Vorstandsmitglied seine Vergütung für die Tätigkeit als Vorstand der HVB teilweise von einem Konzernunternehmen der UniCredit Gruppe erhält) Stock Options gewährt.

Zum anderen wird jedem Vorstandsmitglied die unentgeltliche Übertragung einer festgelegten Anzahl von Aktien der UniCredit zugesagt, wenn nach Ablauf von drei Jahren ab Zuteilung die jeweils relevanten Ziele aus dem strategischen Plan der UniCredit erreicht sind und der Berechtigte noch für die UniCredit Gruppe tätig ist. Die Ziele wurden in Baskets zusammengefasst. Es gibt Baskets für die UniCredit Gruppe und für die einzelnen Divisionen. In jedem Basket sind fünf Ziele, von denen drei erreicht sein müssen.

Vorstandsmitglieder, die im operativen Geschäft tätig sind, erhalten die Aktien nur, wenn die Division ihre Ziele erreicht hat. Wenn nur die Division ihre Ziele erreicht hat, erhalten sie 50% der Aktien, wenn auch die Gruppe ihre Ziele erreicht hat, 100% der Aktien. Die anderen Vorstandsmitglieder erhalten die Aktien, wenn die Gruppe ihre Ziele erreicht hat. Der Vorstand der HVB AG hat in 2007 insgesamt Zusagen für 265730 (320795 mit Konzernanstellungsverträgen) Performance Shares erhalten. Die Kosten für die Teilnahme am Long Term Incentive-Plan erstattet die HVB AG der UniCredit grundsätzlich bei Unverfallbarkeit.

Für einzelne Mitglieder des Vorstands kommt es je nach den vertraglichen Konstellationen zu Abweichungen von den oben genannten Regelungen. Weitere Einzelheiten dazu sind im Geschäftsbericht der HVB Group im Vergütungsbericht dargestellt.

Vergütungen der Vorstandsmitglieder für Aufsichtsratsmandate bei Konzernunternehmen sind an die HVB AG abzuführen.

Angaben zur Höhe der Gesamtbezüge der Vorstandsmitglieder sind dem Anhang zu entnehmen.

Die Hauptversammlung vom 23. Mai 2006 hat von der so genannten Opting Out-Klausel des Gesetzes über die Offenlegung der Vorstandsvergütungen Gebrauch gemacht und beschlossen, dass die Offenlegung der Vergütung der Vorstandsmitglieder nicht individualisiert erfolgt.

Neben der direkten Vergütung bestehen Versorgungszusagen. Bis auf vier Vorstandsmitglieder nehmen die Vorstandsmitglieder an der fondsgedeckten Deferred Compensation (FDC) teil, die auch den Mitarbeitern der Bank offen steht. Als Beitrag werden von der HVB AG 20% des Festgehalts und des Short Term Incentive zur Verfügung gestellt, maximal 200000,– € pro Jahr. Für diesen Betrag wurde mit den Vorstandsmitgliedern eine Gehaltsumwandlung vereinbart, so dass das Vorstandsmitglied anstelle einer Auszahlung eine wertgleiche Versorgungszusage der HVB AG erhält. Die Mittel der Deferred Compensation werden von der HVB AG einem Kapitalkonto des Vorstandsmitglieds gutgeschrieben und in einem Fonds investiert, derzeit dem Pioneer Total Return Fond. Die HVB AG garantiert eine Rendite von 2,75% p.a. Ein höherer Ertrag wird zunächst zur Dotierung einer Schwankungsreserve in Höhe von 10% des Sondervermögens für FDC verwendet. Ein überschießender Ertrag wird dem Vorstandsmitglied anteilig gutgeschrieben. Die Schwankungsreserve wird zum Ausgleich etwaiger versicherungstechnischer Verluste verwendet. Bei Eintritt des Versorgungsfalls wird das Kapitalguthaben in eine lebenslange Rente umgerechnet.

Für einzelne Vorstandsmitglieder bestehen von der beschriebenen Versorgungsregelung abweichende Vereinbarungen. Diese sind im Geschäftsbericht der HVB Group im Vergütungsbericht dargestellt.

Ferner bestehen Zusagen für den Fall der Beendigung der Tätigkeit als Vorstandsmitglied. Bei einer Nichtverlängerung des Vertrags, die vom Vorstandsmitglied nicht zu vertreten ist, wird im Regelfall ein Übergangsgeld gezahlt, welches in Abhängigkeit von der Dienstzeit mindestens einem Jahresgehalt (Festgehalt und Bonus) höchstens jedoch drei Jahresgehältern entspricht; der Höchstbetrag von drei Jahresgehältern wird nach 20 Jahren Dienstzeit gezahlt. Das Über-

gangsgeld ist in jedem Fall begrenzt auf die bis zum 62. Lebensjahr noch ausstehenden Jahresgehälter (Festgehalt und Bonus). Hiervon abweichende Regelungen für einzelne Mitglieder des Vorstands werden im Vergütungsbericht im Geschäftsbericht der HVB Group erläutert.

Die Verträge der Vorstandsmitglieder enthalten unbeschadet des Ablaufs des Dienstvertrags zum Befristungsende keine Abfindungsregelung für den Fall einer vorzeitigen Beendigung der Vorstandstätigkeit ohne wichtigen Grund. Ebenfalls enthalten die Verträge keine Zusage für Leistungen aus Anlass einer vorzeitigen Beendigung der Vorstandstätigkeit in Folge eines Kontrollwechsels (Change-of-Control-Klausel).

Vergütung der Aufsichtsratsmitglieder

Die Vergütung der Aufsichtsratsmitglieder ist in § 15 der Satzung der HVB AG geregelt. Die Vergütung ist in einen festen und einen variablen, dividendenabhängigen Bestandteil aufgeteilt. Hiernach erhalten die Mitglieder des Aufsichtsrats eine feste, nach Ablauf des Geschäftsjahrs zahlbare Vergütung von je 25 000,– € und eine dividendenabhängige Vergütung von 400,– € für je 0,01 € Dividende, soweit diese 0,12 € je Stückaktie übersteigt. Der Vorsitzende des Aufsichtsrats erhält das Doppelte, die stellvertretenden Vorsitzenden das Eineinhalbfache der genannten Vergütung. Ferner steht dem Aufsichtsrat eine feste, nach Ablauf des Geschäftsjahrs zahlbare Vergütung von jährlich 120 000,– € zur Verfügung, die gemäß Aufsichtsratsbeschluss zur Vergütung der Ausschussmitglieder verwendet wird. Hiernach erhalten für das Geschäftsjahr 2007 die Mitglieder des Prüfungsausschusses eine jährliche Vergütung von je 20 000,– €. Der Vorsitzende des Ausschusses erhält das Doppelte. Soweit die Mitglieder des Aufsichtsrats dem Management Committee der UniCredit angehören, führen diese ihre Aufsichtsratsvergütung an die UniCredit ab, da die Wahrnehmung von Aufsichtsratsmandaten bei Tochtergesellschaften zu den typischen Managementaufgaben gehört.

Angaben zur Höhe der Bezüge der Aufsichtsratsmitglieder sind dem Anhang zu entnehmen.

Beziehungen zu verbundenen Unternehmen

Über die Beziehungen unserer Gesellschaft im Geschäftsjahr 2007 zu verbundenen Unternehmen haben wir einen gesonderten Bericht erstellt, der die nachstehende Erklärung des Vorstands gemäß § 312 Aktiengesetz enthält:

»Wir erklären, dass die Bayerische Hypo- und Vereinsbank AG nach den Umständen, die uns in dem Zeitpunkt bekannt waren, in dem die in diesem Bericht aufgeführten Rechtsgeschäfte vorgenommen sowie die in diesem Bericht aufgeführten Maßnahmen getroffen oder unterlassen wurden, bei jedem Rechtsgeschäft eine angemessene Gegenleistung erhielt sowie dadurch, dass Maßnahmen getroffen oder unterlassen wurden, nicht benachteiligt wurde.«

Vorgänge nach dem 31. Dezember 2007

Der in der Hauptversammlung vom 26./27. Juni 2007 bestellte besondere Vertreter, Herr Dr. Thomas Heidel, hat Schadensersatzansprüche gegen UniCredit S.p.A., Herrn Alessandro Profumo, Herrn Dr. Wolfgang Sprißler sowie Herrn Rolf Friedhofen erhoben. Einzelheiten hierzu sind detailliert im Risikobericht im Abschnitt »Operationelles Risiko« dargestellt.



Ausblick

Der Lagebericht sowie der Geschäftsbericht im Übrigen enthalten die Zukunft betreffende Aussagen, Erwartungen und Prognosen. Diese zukunftsbezogenen Aussagen beruhen auf Planungen und Schätzungen auf der Basis von uns derzeit zur Verfügung stehenden Informationen. Wir übernehmen keine Verpflichtung, diese Aussagen angesichts neuer Informationen oder künftiger Ereignisse zu aktualisieren. Die zukunftsbezogenen Aussagen können mit bekannten oder unbekannten Risiken und Ungewissheiten verbunden sein und die tatsächlichen Ergebnisse und Entwicklungen deshalb wesentlich von den zurzeit erwarteten abweichen. Derartige Abweichungen können insbesondere aus Veränderungen der allgemeinen wirtschaftlichen Lage und der Wettbewerbssituation, der Entwicklung der internationalen Kapitalmärkte, dem möglichen Ausfall von Kreditnehmern oder Kontrahenten von Handelsgeschäften, der Umsetzung von Restrukturierungsmaßnahmen, nationalen und internationalen Gesetzesänderungen vor allem hinsichtlich steuerlicher Regelungen, der Zuverlässigkeit unserer Verfahren und Methoden zum Risikomanagement sowie aus anderen, zum Teil im Risikobericht detaillierter dargestellten Risiken resultieren.

Gesamtwirtschaftlicher Ausblick 2008

Die US-Wirtschaft schwächt sich weiter ab. Um der drohenden Rezessionsgefahr vorzubeugen, senkte die Fed ihren Zielsatz im Januar 2008 massiv um 125 Bp. Wir rechnen in unserem Basisszenario mit einem Rückgang des BIP-Wachstums auf rund 1,5% in 2008 (nach durchschnittlich 2,2% in 2007). Wachstumshemmend dürften sich auch die verschärften Kreditbedingungen in Folge der Finanzmarktturbulenzen auswirken. Wir erwarten für die erste Jahreshälfte eine mit dem Schlussquartal 2007 vergleichbare Entwicklung. Während sich der private Konsum weiter abschwächt, rechnen wir bei den Nettoexporten mit einer leichten Zunahme. Sehr wahrscheinlich wird die Fed ihren Refinanzierungssatz von momentan 3% weiter auf 2,5% zurücknehmen, um das US-Wirtschaftswachstum zu stärken, das dann im Laufe des zweiten Halbjahres 2008 langsam wieder Fahrt aufnehmen sollte.

Die europäischen Volkswirtschaften dürften für die direkten Effekte der globalen Finanzkrise vergleichsweise weniger anfällig sein. Gleichwohl hat die Konjunkturverlangsamung in den USA auch Folgen für die Konjunktur im Euroraum. Hinzu kommt die starke Aufwertung des Euro in den letzten Monaten des vergangenen Jahres. Nach unserer Erwartung könnte sich das Wirtschaftswachstum im Euroraum bis auf 1,4% im Jahr 2008 abschwächen. Hierbei dürfte sich die Inlandsnachfrage (mehr Konsum-, weniger Investitionsausgaben) robuster entwickeln als die Exportnachfrage. Wahrscheinlich wird die EZB ihre Geldpolitik etwas lockern und den Refinanzierungssatz um insgesamt 50 Bp zurücknehmen, wobei wir noch vor Sommerbeginn mit der ersten Zinssenkung rechnen. Der Kurs des US-Dollar dürfte erst dann wieder ansteigen, wenn Mitte 2008 erste Signale auf eine Erholung der US-Wirtschaft hindeuten.

Vor diesem Hintergrund sollte es der deutschen Wirtschaft im Jahr 2008 erneut gelingen, wettbewerbsfähig zu bleiben und ihre hohe Widerstandskraft gegen externe Einflüsse unter Beweis zu stellen. Am Ende dürfte die Wachstumsrate mit 1,5% leicht über dem Durchschnitt im Euroraum liegen. Während die Investitionsdynamik in Folge der herrschenden Unsicherheiten voraussichtlich leicht nachgeben wird, erwarten wir beim privaten Konsum einen leichten Anstieg gegenüber 2007.

Branchenentwicklung 2008

Die Turbulenzen an den Finanzmärkten dürften die Ertragslage der europäischen Banken, wie auch der deutschen Kreditinstitute, weiter stark belasten. Daran werden vor allem die zinsunabhängigen Erträge auf Grund der ausgeprägten Unsicherheit und Volatilität an den Finanzmärkten betroffen sein. Auch wenn es bisher keine Anzeichen für eine verschlechterte Kreditqualität gibt, gehen wir von einer steigenden Kreditrisikovorsorge aus, hauptsächlich wegen eines zu erwartenden leichten Anstiegs der Unternehmensinsolvenzen. In Deutschland sollte sich das etwas dynamischere zinsabhängige Geschäft stabilisierend auf die Rentabilität der Banken auswirken.

Gesamtwirtschaftlicher Ausblick 2009

Die US-Wirtschaft sollte nach der erwarteten Erholung im zweiten Halbjahr 2008 dann im Jahr 2009 wieder Fahrt aufnehmen, ohne dabei jedoch die Rekordmarken der Vergangenheit wieder erreichen zu können, vor allem bei den Konsumausgaben. In Deutschland dürfte die Konjunktur ganz leicht anziehen, auch wegen der positiven Entwicklung der Bauinvestitionen in Folge der Lockerung der Geldpolitik durch die EZB.

Eckdaten für die Planung 2008
Unsere Planung basiert auf den folgenden Annahmen:
- Das Weltwirtschaftswachstum verliert etwas an Fahrt,
- das Wachstum des Bruttoinlandsprodukts in Deutschland beträgt knapp 1,8%,
- die harmonisierte Inflationsrate (HVPI, Harmonisierter Verbraucherpreisindex der EWWU) liegt in Deutschland bei 1,5%,
- die langfristigen Zinsen im Euroraum bei Laufzeiten von bis zu zehn Jahren bewegen sich auf einem Niveau von 4,35%,
- da der rückläufige Trend aus den letzten drei Jahren inzwischen beendet scheint, erwarten wir hinsichtlich der Kreditqualität einen leichten Anstieg der Unternehmensinsolvenzen in Deutschland.

Entwicklung der HVB AG
Die HVB AG ging in ihrer Ende des Jahres 2007 erstellten Planung davon aus, dass sich die Finanzmärkte, insbesondere die negativen Auswirkungen aus den Finanzmarktturbulenzen, im Jahresverlauf 2008 wieder normalisieren.

Auf dieser Basis erwarten wir eine spürbare Erhöhung der operativen Erträge. Ähnliche Effekte im operativen Ergebnis wie die im Geschäftsjahr 2007 enthaltenen Einmalerträge (Dividenden bzw. Gewinnabführungen) aus dem Verkauf von Beteiligungen (Indexchange) haben wir für 2008 nicht geplant. Trotz eines steigenden Verwaltungsaufwands erwarten wir, dass die Cost-Income-Ratio auf dem sehr guten Niveau des Geschäftsjahrs 2007 bleiben würde.

Zwischenzeitlich ist eine Normalisierung der Finanzmärkte kurzfristig nicht absehbar, deshalb sind die oben beschriebenen Entwicklungen der HVB AG in 2008 mit starken Unsicherheiten belastet. Für das erste Quartal 2008 erwarten wir ein Ergebnis, das unterhalb des Niveaus des Schlussquartals 2007 liegen dürfte. Die Gesamtjahresentwicklung bleibt abhängig vom weiteren Verlauf der Finanzmarktturbulenzen und ist vor diesem Hintergrund nicht abschließend zu prognostizieren.

Beim Bewertungsergebnis im Kreditgeschäft und Ergebnis im Liquiditätsvorsorgebestand für das Geschäftsjahr 2008 erwarten wir eine deutliche Entspannung. Wir gehen davon aus, dass sich die Risikovorsorge 2008 im Verhältnis zum Berichtsjahr verbessern wird.

Chancen aus der Entwicklung der Rahmenbedingungen und der künftigen Geschäftspolitik
Im Rahmen des Zusammenschlusses mit der UniCredit Gruppe und durch den Verkauf der Geschäftstätigkeiten in Österreich und Zentral- und Osteuropa sowie in Russland, der Ukraine und im Baltikum ergeben sich für die HVB AG interessante neue Möglichkeiten nach einer Periode der Transformation und Integration weiter zu wachsen:
- Nutzung sich ergebender Chancen aus Veränderungs- und Konsolidierungsprozessen in Deutschland, im Rahmen eines klar auf Deutschland fokussierten und spezialisierten Geschäftsmodells.
- Nutzung der Erfolgspotenziale, die sich aus dem konzentrierten Ausbau der Investment Banking-Aktivitäten ergeben, auch im Rahmen der geplanten Eingliederung der Investment Banking-Aktivitäten der ehemaligen Capitalia Gruppe im Jahr 2008 sowie der Bündelung weiterer Investment Banking-Aktivitäten in der HVB AG.
- Aussichten der HVB AG auf hohes Wertschöpfungspotenzial und nachhaltiges Ertragswachstum als Teil einer europäischen Bankengruppe mit einem einzigartigen Wettbewerbsprofil in den zentral- und osteuropäischen Märkten.
- Nutzung der günstigeren Möglichkeiten zur Refinanzierung durch eine nachhaltig verbesserte und gesicherte Kapitalausstattung, die auch Einfluss auf Ratingbewertungen haben kann.
- Vorteil durch die nunmehr hohe Kapitalausstattung und Liquidität der HVB AG, sich ergebende Wachstumschancen am Markt schnell und flexibel wahrnehmen zu können.
- Nutzung von Kosten- und Ertragssynergien durch die Optimierung sämtlicher Produktionskapazitäten, der Rationalisierung sich überlappender Funktionen sowie der Optimierung von Prozessen in der Abwicklung.

Unternehmensstrategische, leistungswirtschaftliche und sonstige Chancen
Neben den Chancen aus dem Zusammenschluss mit der UniCredit Gruppe, den Verkäufen in Österreich und Zentral- und Osteuropa und der strategischen Neuausrichtung der HVB AG ergeben sich weitere Chancen durch:
- die weitere Verbesserung der operativen Erträge durch Entwicklung und Nutzung neuer Produkte für alle Kundensegmente durch Produktfabriken mit maßgeschneiderten Problemlösungen,
- Projekte zur Unterstützung von Kunden, die grenzüberschreitend in zentral- und osteuropäischen Märkten Finanzdienstleistungen nachfragen,
- eine weitere Optimierung des Verwaltungsaufwands durch striktes Kostenmanagement in Deutschland,
- die Verbesserung der Cross Selling-Potenziale in allen Kundengruppen sowie
- die Reduzierung von Risiken durch Veräußerung von nicht-strategischen Vermögensteilen.

Risikobericht

Die HVB AG als Risikonehmer

Das Erzielen von Erträgen im Bankgeschäft ist in der Regel nicht ohne das Eingehen von Risiken möglich. Dabei beinhaltet der Begriff Risiko die Möglichkeit, dass sich die künftige wirtschaftliche Lage der HVB AG als Teil der UniCredit Gruppe negativ entwickelt. Insofern sind der bewusste Umgang, das aktive Management und die laufende Überwachung von Risiken Kernelemente der erfolgsorientierten Geschäftssteuerung der HVB AG.

Die darauf aufbauende konsequente Verzahnung von Rentabilitäts- und Risikokriterien in allen Divisionen und Funktionen unserer Bank betrachten wir dementsprechend als eine unserer Kernaufgaben.

Management und Überwachung der Risiken in der HVB AG

1 Risikomanagement

Im Rahmen des Risikomanagements definiert die Bank auf Ebene der HVB Group ihre Gesamtrisikostrategie, das heißt, insbesondere bestimmt sie auf Basis der zur Verfügung stehenden Risikodeckungsmasse, in welchem Umfang und in welcher Weise sich die einzelnen Divisionen risikomäßig exponieren dürfen. Bei jeder Risikoübernahme ist somit zu prüfen, ob sie aus Risikotragfähigkeitskalkülen möglich und aus Chance-Risiko-Kalkülen lohnenswert ist.

Die verschiedenen Divisionen setzen durch das gezielte und kontrollierte Eingehen von Risikopositionen die ihnen vorgegebene Risikostrategie ergebnisverantwortlich um. Im Rahmen von Limitsystemen verfügen sie dabei über das ihnen zugewiesene regulatorische und ökonomische Kapital.

2 Risikoüberwachung

Der Prozess des Risikomanagements wird von einer umfassenden funktional wie organisatorisch unabhängigen Risikoüberwachung begleitet, unter der folgende Aufgaben zusammengefasst sind:

Risikoanalyse

Im Rahmen der Risikoanalyse werden die Risiken der Geschäftstätigkeit identifiziert, analysiert sowie Methoden für ihre Erhebung entwickelt. Parallel dazu wird die verfügbare Risikodeckungsmasse definiert und quantifiziert.

Risikokontrolle

Unter die sich anschließende Risikokontrolle fällt neben der Quantifizierung und Plausibilisierung der eingegangenen Risiken und der Überwachung der erteilten Limite auch das Risikoreporting, durch das dem Management gleichzeitig Handlungsempfehlungen für künftige risikorelevante Entscheidungen an die Hand gegeben werden.

Der funktionalen Abgrenzung von Risikomanagement und Risikoüberwachung wird auch aus aufbauorganisatorischer Sicht Rechnung getragen.

3 Bereiche und Gremien

Risikomanagement

Die Wahrnehmung des Risikomanagements liegt im Rahmen der vom Vorstand der HVB AG vorgegebenen Kompetenzen in den Händen der Divisionen. Auf Gesamtbankebene sind als wesentliche Gremien das Strategische Kreditkomitee und das Asset Liability Committee zu nennen.

Strategisches Kreditkomitee (SKK)

Strategische Fragestellungen werden im Strategischen Kreditkomitee (SKK) als übergreifendes Steuerungs- und Entscheidungsgremium erörtert und entschieden. Davon unberührt ist die Entscheidungshoheit des Vorstands über nicht delegierbare Sachverhalte und solche, welche die Mindestanforderungen an das Risikomanagement (MaRisk) betreffen.

Schwerpunktmäßig werden im SKK Kreditgrundsätze, die Risikostrategie der HVB Group sowie divisionsbezogene Risikostrategien, Kreditportfolioreviews und -maßnahmen, die Festlegung der Risikotoleranz, Risikoklassifizierungsverfahren, Grundsätze der Kreditorganisation, risikorelevante Aspekte hinsichtlich Prozess-/Bearbeitungsstandards im Kreditgeschäft, wesentliche Änderungen bzw. Neuerungen im Produktangebot des Aktivgeschäfts sowie die Höhe der Risikoprämien (Verrechnungspreise) und Länderlimite behandelt.

Unter Vorsitz des Chief Risk Officers sind im SKK alle Divisionen sowie von der Marktfolge Risk Control, Recovery Management und Credit & Risk Management vertreten.

Asset Liability Committee
Das Asset Liability Committee entscheidet im Rahmen seiner monatlichen Sitzungen über das Aktiv-Passiv-Management in der HVB AG und trifft Vorgaben für die HVB Group. Dabei verfolgt das Gremium im Wesentlichen folgende Ziele:
- die Etablierung einheitlicher Methoden im Aktiv-Passiv-Management der HVB Group,
- die optimale Nutzung der Ressourcen Liquidität und Kapital,
- die Abstimmung zwischen dem Bedarf der Divisionen an finanziellen Ressourcen und der Geschäftsstrategie.

Risikoüberwachung
Die Überwachung und Koordination der wesentlichen risikopolitischen Aktivitäten sind im Verantwortungsbereich des Chief Risk Officers angesiedelt. Seine Aktivitäten wurden im Berichtsjahr durch den Prüfungsausschuss des Aufsichtsrats, verschiedene Bereiche des Chief Financial Officers sowie die Revision flankiert.

Prüfungsausschuss des Aufsichtsrats
Im Jahr 2007 wurde der Prüfungsausschuss des Aufsichtsrats vom Vorstand in fünf Sitzungen über die gesamte Risikosituation und das Risikomanagement der Bank unterrichtet. So erhielt der Aufsichtsrat zeitnah detaillierte Berichte über alle für die Bank relevanten Risiken und über die Entwicklung der Kreditportfolios und Risikostrategien. Dies trägt der eminenten Bedeutung einer ganzheitlichen Früherkennung sämtlicher Risiken und der Realisierbarkeit der Geschäftsentwicklung für den Fortbestand des Unternehmens Rechnung.

Chief Risk Officer (CRO)
Unter dem Dach des Chief Risk Officers (CRO) sind die folgenden Bereiche organisiert, welche sowohl Aufgaben für die HVB Group als auch für die HVB AG wahrnehmen:

Risk Control
- Der Bereich Risk Control befasst sich mit Marktrisiko, Adressrisiko, operationellem Risiko, Geschäftsrisiko sowie den Risiken aus bankeigenem Immobilienbesitz sowie Anteils- und Beteiligungsbesitz in der HVB Group. Die Aufgaben und Kompetenzen umfassen die laufende unabhängige Risikomessung und -überwachung, die Verantwortung und Weiterentwicklung der jeweiligen Messmethoden und -systeme sowie das Berichtswesen an den Chief Risk Officer, den Vorstand der HVB Group sowie den Prüfungsausschuss des Aufsichtsrats. Darüber hinaus ist Risk Control für die Ermittlung und Aggregation des Economic Capital sowie die Umsetzung einheitlicher Risikocontrollingstandards unter Berücksichtigung entsprechender gesetzlicher – insbesondere aufsichtsrechtlicher – Anforderungen in der HVB Group zuständig. Ferner sind diesem Bereich die Funktionen bezüglich der Grundsatzfragen im Kreditgeschäft, die Prozessstandards im Sinne der MaRisk als auch das Kompetenzcenter der fachlichen Kreditqualifizierung zugeordnet.

Am 1. Juni 2007 hat die Abteilung Monitoring im CRO Bereich ihre Tätigkeit aufgenommen. Sie hat die Zuständigkeit für das Risikovorfeld in Bezug auf das risikorelevante Kreditgeschäft (Individualkreditgeschäft) von den Sanierungseinheiten übernommen und wirkt in Abstimmung mit Markt und Marktfolge an der strategischen Handhabung der darin enthaltenen Engagements mit. Monitoring hat keine Kreditkompetenz. Für Geschäftskunden des nicht risikorelevanten Kreditgeschäfts (Standardkreditgeschäft) wurde im Dezember 2007 eine eigene Monitoring Einheit gegründet, die im Jahr 2008 ihre operative Tätigkeit aufnehmen wird. Die Zuständigkeit für das nicht risikorelevante Privatkundengeschäft (Standardkreditgeschäft) wurde Mitte des Geschäftsjahrs 2007 vom Bereich CRO in die Division Privat- und Geschäftskunden transferiert.
Die Abteilung Monitoring des CRO Bereichs wurde mit dem Ziel geschaffen, risikobehaftete Engagements frühzeitiger zu erkennen, um die Möglichkeiten für die Einleitung von Risiko reduzierenden Maßnahmen zu erweitern, Hinweise für eine Optimierung des bestehenden Frühwarnsystems zu finden und im Endergebnis den Risikovorsorgebedarf zu reduzieren. Durch die Monitoringprozesse soll ein einheitliches und zielgerichtetes Management der auffälligen Engagements und die risikogerechte Abbildung des Kreditportfolios mit hoher Transparenz bezüglich möglicher Risiken gewährleistet werden.



Credit & Risk Management

- Im Bereich Credit & Risk Management sind die operativen Funktionen der Kreditentscheidungs- und -überwachungsprozesse des risikorelevanten Kreditgeschäfts im Sinne der MaRisk gebündelt. Dies umfasst die entsprechenden Krediteinheiten des Inlands sowie die aus Europa, Nordamerika, Lateinamerika, Südamerika und Asien. Die Kernaufgaben dieser Einheiten bestehen insbesondere aus der systematischen Bonitätsanalyse auf Basis segmentspezifischer Ratingverfahren, der Prüfung und Bewertung der gestellten Kreditsicherheiten sowie einer strukturierten Begründung und Dokumentation der Kreditentscheidungen. Ferner zeichnen sich diese Einheiten auch für die laufende Überwachung der Kreditengagements verantwortlich. Die einzelnen Schritte im Risikomanagementprozess werden dabei durch leistungsfähige IT-Systeme adäquat unterstützt. Um den Spezialisierungsgrad der inländischen Krediteinheiten weiter zu erhöhen, wurden diese in 2007 über entsprechende organisatorische Maßnahmen konsequent an den divisionalen Erfordernissen ausgerichtet. Damit tragen wir auch den gestiegenen Anforderungen an eine bedarfsgerechte Fokussierung im Risikomanagement entsprechend Rechnung. Unterstützt werden diese Einheiten darüber hinaus durch Branchenspezialisten, die bei Kreditengagements ab 5 Mio € für das Kreditgeschäft vor allem für die Division Firmen- und Kommerzielle Immobilienkunden sowie generell für das Kreditgeschäft der Division Markets & Investment Banking in den Entscheidungsprozess eingebunden sind und damit einen wesentlichen Bestandteil unseres Prinzips einer branchenorientierten Risikosteuerung darstellen.

Immobilien-Bewertung und Consulting

- Im Fokus des Bereichs Immobilien-Bewertung und Consulting stehen die Bewertung von Einzelobjekten und Portfolios, die regelmäßige Fortschreibung und die Überwachung und Überprüfung von Immobilienwerten sowie die Analyse und Prognose von Immobilienmärkten. Dabei unterstützt der Bereich die Risikobeurteilung und -steuerung in Bezug auf die grundpfandrechtlichen Sicherheiten sowohl für das Pfandbriefgeschäft als auch für die Eigenkapitalbemessung nach der Solvabilitätsverordnung.

Planning/Controlling & Service Functions

- Der im Rahmen der organisatorischen Änderungen des CRO Bereichs per Anfang Mai 2007 implementierte Bereich Planning/Controlling & Service Functions ist unter anderem verantwortlich für
  - die Planung der Risikovorsorge für die HVB AG und die HVB Group,
  - die Erstellung der regelmäßigen Risikovorsorge Forecasts sowie Risikostati für die HVB AG und die HVB Group,
  - die Erstellung des Risikovorsorge bezogenen Berichtswesens für die HVB AG sowie die HVB Group,
  - das Erstellen von Standardreportings und Sonderanalysen sowie die Durchführung des Controllings für die Sanierungs- und Abwicklungsbestände in der HVB AG sowie bestimmter Sonderportfolios,
  - die Steuerung und das Management des Deckungsstocks der HVB AG.

Chief Financial Officer

Folgende Bereiche des Chief Financial Officers unterstützen neben den Bereichen Tax Affairs sowie Anteilsbesitz die Risikoüberwachung:

Regulatory Reporting

- Der für die bankaufsichtsrechtliche Berichterstattung zuständige Bereich Regulatory Reporting wurde im Rahmen der allgemeinen Umstrukturierungsmaßnahmen zum 1. Februar 2007 aufgeteilt und in die Bereiche Accounting sowie Planning and Controlling integriert.

Accounting

- Der Bereich Accounting ist durch Analyse seiner monatlich erstellten Erfolgsrechnungen in der Lage, Fehlentwicklungen aufzuzeigen. Damit wird ein wichtiger Impuls für die Konformität mit dem Risikomanagementprozess geleistet. Ferner obliegen dem Accounting durch die Aufteilung des ehemals separaten Bereichs Regulatory Reporting wesentliche bankaufsichtsrechtliche Meldungen wie der Grundsatz II (Grundsatz über die Liquidität der Kreditinstitute) bzw. die ihn ersetzende Meldung nach Liquiditätsverordnung und insbesondere auch die Evidenz von Groß-, Millionen- und Organkrediten.

Planning and Controlling

- Der unter anderem für Budgetierung, Kosten- und Personalcontrolling sowie den Segmentbericht zuständige Bereich Planning and Controlling hat im Wesentlichen die Meldung gemäß dem bankaufsichtsrechtlichen Grundsatz I (Unterlegung von Risikoaktiva und Marktrisikopositionen mit Eigenmitteln) bzw. gemäß der ihn ersetzenden Solvabilitätsverordnung aus dem Bereich Regulatory Reporting übernommen.

Asset Liability Management

- Der Bereich Asset Liability Management verantwortet die Steuerung der kurz- und langfristigen Liquidität zur Sicherstellung der jederzeitigen Zahlungsfähigkeit und zur Optimierung der Refinanzierungskosten. Asset Liability Management beobachtet die aktuelle Situation auf den Geld- und Kapitalmärkten sowie den Liquiditäts- und Refinanzierungsbedarf. Die internen Einstandssätze für das Aktiv- und Passivgeschäft werden laufend auf Angemessenheit überprüft und regelmäßig an die internen und externen Faktoren angepasst. Zu den weiteren Aufgaben von Asset Liability Management zählen das Bilanzstrukturmanagement sowie Maßnahmen zur Steuerung des regulatorischen Kapitals. Darüber hinaus verantwortet der Bereich das Risikomanagement der Finanzanlagen der HVB AG. Die im Rahmen dieser Funktionen initiierten Maßnahmen unterstützen die Rating- und Rentabilitätsziele.

Zudem sind Bereiche des Chief Financial Officers – gemeinsam mit dem Bereich Risk Control – in die Aktivitäten unseres Basel-II-Projekts eingebunden.

Revision

- Die Revision ist als unabhängiger organisatorischer Bereich direkt dem Vorstandssprecher unterstellt und für den Vorstand tätig. Sie erfüllt primär die Aufgaben der Internen Revision der HVB AG. Überdies hat sie auch einen Auftrag innerhalb der gesamten HVB Group. Die Bandbreite der Aufgaben erstreckt sich hierbei von einer Kontroll- und Beratungsfunktion auf der Grundlage eines Berichtswesens bis hin zur vollständigen Ausübung der Internen Revision der Tochtergesellschaften.

  Gemäß den MaRisk werden alle Betriebs- und Geschäftsabläufe innerhalb von drei Jahren geprüft – sofern dies sinnvoll und angemessen ist. Betriebs- und Geschäftsabläufe, die einem besonderen Risiko unterliegen, werden mindestens jährlich geprüft.

  Neben den einzelnen Revisionsberichten wird dem Gesamtvorstand in einem Jahresbericht ein umfassender Gesamtüberblick über die Prüfungsergebnisse sowie über wesentliche Revisionsfeststellungen und deren Bearbeitungsstand gegeben. Außerdem wird der Prüfungsausschuss des Aufsichtsrats in seinen regelmäßigen Sitzungen vom Leiter der Revision über die aktuellen Entwicklungen und Ergebnisse der Revisionsarbeit unterrichtet.

Die hier beschriebenen Bereiche und Gremien spiegeln den Stand der Organisationsstruktur zum 31. Dezember 2007 wider.

Risikoarten und -messung

1 Relevante Risikoarten

In der HVB AG differenzieren wir nach folgenden Risikoarten:
- Adressrisiko,
- Marktrisiko,
- Liquiditätsrisiko,
- Operationelles Risiko,
- Geschäftsrisiko,
- Risiko aus bankeigenem Immobilienbesitz,
- Risiko aus Anteils- und Beteiligungsbesitz,
- Strategisches Risiko.

2 Methoden der Risikomessung

Mit Ausnahme des Liquiditätsrisikos und des strategischen Risikos werden alle Risikoarten nach einem Value-at-Risk-Ansatz gemessen, bei dem die potenziellen künftigen Verluste auf Basis eines definierten Konfidenzniveaus ermittelt werden.

Die einzelnen Risikoarten werden im Rahmen der Ermittlung des Economic Capital auf Ebene der HVB Group aggregiert. Dabei wird für alle Risikoarten konsistent eine Haltedauer von einem Jahr und ein Konfidenzniveau von 99,95% unterstellt. Ab Januar 2008 werden wir das Konfidenzniveau für die Risikorechnungen auf den in der UniCredit Gruppe einheitlichen Satz von 99,97% anheben.

Bei der Aggregation werden Risiko mindernde Portfolioeffekte berücksichtigt, welche sowohl Korrelationen innerhalb der einzelnen Risikoarten zwischen Geschäftseinheiten der HVB Group als auch solche über die Risikoarten hinweg erfassen.

Liquiditätsrisiko und strategisches Risiko werden separat erfasst. Die hierfür angewandten Erhebungsmethoden werden in den relevanten Abschnitten dieses Risikoberichts aufgezeigt.

3 Weiterentwicklung der Risikomess- und Überwachungsmethoden

Die Risikomess- und Überwachungsmethoden unterliegen einem ständigen Weiterentwicklungs- und Verbesserungsprozess. Dieser resultiert auf der einen Seite aus unserem eigenen Qualitätsanspruch, auf der anderen Seite trägt die HVB AG damit den gesteigerten gesetzlichen – insbesondere aufsichtsrechtlichen – Anforderungen (vor allem der Solvabilitätsverordnung sowie den Mindestanforderungen an das Risikomanagement) Rechnung. Ferner wurden die im Rahmen der Integration in die UniCredit Gruppe initiierten Methodenabgleiche fortgesetzt.



Gesamtbanksteuerung

1 Duale Gesamtbanksteuerung

Im Fokus der kapitalmarktorientierten Steuerung in der HVB Group und damit auch der HVB AG steht die Investition und der wertorientierte Einsatz unserer Kapitalressourcen in Geschäftsaktivitäten mit attraktiven Rendite-Risiko-Relationen. Im Rahmen des dualen Steuerungsprinzips werden den Divisionen sowohl regulatorisches Kapital im Sinne von gebundenem Kernkapital als auch Economic Capital zugeteilt. Beide Ressourcen sind mit Verzinsungsansprüchen belegt, welche von den Renditeerwartungen des Kapitalmarkts abgeleitet werden und von den jeweiligen Einheiten zu erwirtschaften sind. Im Jahr 2007 wurden weitere Schritte zur Harmonisierung der dualen Gesamtbanksteuerung mit der Steuerung der UniCredit Gruppe durchgeführt. So wurden auf Ebene der Einzelgeschäftssteuerung die KPIs (Key Performance Indicators), Economic Value Added (EVA) sowie Risk Adjusted Return on Risk Adjusted Capital (RaRoRac) in die Vertriebssteuerung implementiert, im Jahr 2008 werden diese KPIs in die Produktkalkulation nach Geschäftsabschluss integriert.

EVA oder Geschäftswertbeitrag drückt die Fähigkeit zur Schaffung eines zusätzlichen Wertes in Geldeinheiten aus. Er wird ermittelt aus der Differenz zwischen dem Ergebnis nach Steuern (minus Fremdanteile am Ergebnis) und dem Verzinsungsanspruch auf das investierte Kapital (gebundenes Kernkapital plus immaterielle Vermögenswerte) bzw. Economic Capital.

RaRoRac ist das Verhältnis von EVA zu gebundenem Kernkapital und zeigt die Wertschaffung pro Einheit des eingegangenen allokierten Kapitals.

Darüber hinausgehend erfolgt die Feinsteuerung des Vertriebs innerhalb der Divisionen und wird von Division zu Division unterschiedlich gehandhabt.

2 Aufsichtsrechtliche Kapitaladäquanz

Gebundenes Kernkapital

Von den Divisionen wird für Zwecke der Planung und des Controllings eine Kernkapitalunterlegung bezogen auf das Risikoaktivaäquivalent für Kredit- und Marktrisiken von durchschnittlich 6,8% eingefordert. Ferner wird auf das durchschnittlich gebundene Kernkapital der Verzinsungsanspruch abgeleitet. Entsprechend der Steuerungslogik der UniCredit Gruppe wird hierbei das Kernkapital ohne Hybridkapital angesetzt (= »Core Tier 1 Capital«). Ab dem Jahr 2008 wird eine Kernkapitalunterlegung bezogen auf die Risikoaktiva nach Basel II (inklusive Risikoäquivalent für operationelle Risiken) in Höhe von durchschnittlich 6,4% angesetzt.


Ergebnisanspruch
Verzinsungsansprüche auf Kapitalressourcen
Gebundenes Kernkapital
Trägt den bankaufsichtsrechtlichen Anforderungen Rechnung
Economic Capital
Trägt dem ökonomischen Risiko Rechnung
Ressourcenoptimierung

Steuerung der aufsichtsrechtlichen Eigenkapitalausstattung

Die Planung unseres aufsichtsrechtlichen Eigenkapitals erfolgt anhand folgender drei Kapitalquoten, für deren Steuerung wir intern Mindestwerte festgelegt haben:
- Kernkapitalquote 1 (Verhältnis aus Kernkapital zu den Risikoaktiva),
- Kernkapitalquote 2 (Verhältnis aus Kernkapital zur Summe aus Risikoaktiva und den mit dem Faktor 12,5 gewichteten Marktrisikopositionen),
- Eigenmittelquote (Verhältnis aus Eigenmitteln zur Summe aus Risikoaktiva und den mit dem Faktor 12,5 gewichteten Marktrisikopositionen).

In 2007 wurden die Quoten gemäß Basel I berechnet. Im Jahr 2008 werden wir auch die Gesamtbanksteuerung auf Basel II umstellen und damit die operationellen Risiken in die Berechnung der Kapitalquoten einbeziehen.

Zur Bestimmung der angemessenen Eigenkapitalausstattung haben wir im Wesentlichen folgenden Prozess definiert:
- Basierend auf unserer Mehrjahresplanung führen wir monatlich eine rollierende Acht-Quartale-Projektion zur permanenten Prognostizierung unserer Kapitalquoten gemäß KWG durch.
- Das Asset Liability Committee wird monatlich über die Ist-Quoten und die wesentlichen Effekte auf diese Quoten informiert und entscheidet bei spürbaren Plan-Ist-Abweichungen über entsprechende Maßnahmen.
- Der Gesamtvorstand wird monatlich über die Risikoaktiva Budgetauslastung der Divisionen in Kenntnis gesetzt.

3 Ökonomische Kapitaladäquanz

Das von den Divisionen jeweils künftig benötigte Economic Capital wird, aufgeschlüsselt nach Risikoarten, im Rahmen des jährlichen Planungsprozesses in engem Zusammenspiel zwischen dem Bereich Risk Control und den Geschäftseinheiten ermittelt. Nach Entscheidung durch den Vorstand der HVB Group werden die Economic Capital Größen in den Steuerungs- und Berichtsinstrumenten der Bank verankert. Ein Soll-Ist-Vergleich wird quartalsweise erstellt und an den Chief Risk Officer berichtet.

Im Berichtsjahr 2007 ist das Economic Capital der HVB AG, nach Berücksichtigung aller Risiko mindernden Diversifikationseffekte der HVB Group, von 3,7 Mrd € zum 31. Dezember 2006 auf 3,9 Mrd € zum 31. Dezember 2007 gestiegen.

Der Verkauf der Bank Austria Creditanstalt-Gruppe (BA-CA) wirkt sich neben der reinen Herausnahme des BA-CA Economic Capital Anteils auch noch in geringeren Diversifikationseffekten für die verbliebene HVB Group und damit auch die HVB AG aus.

Der Anstieg des Economic Capital in 2007 für die HVB AG ist daher maßgeblich auf den Rückgang von Diversifikationseffekten durch den Verkauf der Bank Austria Creditanstalt-Gruppe zurückzuführen. Weiteren Einfluss haben die aktuellen Entwicklungen an den Kapitalmärkten, die unter anderem auch zu höheren Economic Capital

Economic Capital nach Portfolioeffekten
(Konfidenzniveau 99,95%)

	2007		2006	
	in Mio €	in %	in Mio €	in %
Aufteilung nach Risikoarten				
Marktrisiko	214	5,5	159	4,3
Adressrisiko	1 904	49,1	1 728	46,4
Geschäftsrisiko	486	12,5	537	14,4
Operationelles Risiko	810	20,9	742	19,9
Risiko aus bankeigenem Immobilienbesitz	17	0,4	13	0,4
Risiko aus Anteils- und Beteiligungsbesitz	450	11,6	546	14,6
Gesamt	**3 881**	**100,0**	**3 725**	**100,0**

Werten für Marktrisiko und Kreditrisiko führen. Im Economic Capital Wert für Anteils- und Beteiligungsbesitz zeigen sich die Effekte aus weiteren Investitionen in Private Equity Funds und dem Verkauf unserer Beteiligungsposition an der Münchener Rückversicherungs-Gesellschaft AG. Bei der Darstellung nach Divisionen lässt sich ein deutlicher Rückgang in der Position Sonstige/Konsolidierung erkennen. Dieser ist bedingt durch die Zuordnung von Anteils- und Beteiligungsbesitz in die Divisionen, welche dadurch entsprechende Anstiege verzeichnen. In der Division Markets & Investment Banking, weiterhin mit dem größten Anteil am Economic Capital, wirken die oben genannten Effekte kumulativ.

Im Rahmen einer quartalsweisen Risikotragfähigkeitsanalyse stellen wir auf Ebene der HVB Group unser gesamtes Economic Capital der uns zur Verfügung stehenden Risikodeckungsmasse gegenüber. Darüber hinaus erfolgt diese Tragfähigkeitsanalyse als Bestandteil unseres Planungsprozesses mit einem entsprechenden intern definierten Prognosezeitraum. Die in 2007 durchgeführte detaillierte Einjahresplanung basiert auf den Eckdaten und Zielen der Dreijahresplanung. Damit erfüllen wir wesentliche Komponenten des Internal Capital Adequacy Assessment Process (ICAAP).

Gemäß unserer bankinternen Definition setzt sich die Risikodeckungsmasse aus IFRS Eigenkapitalkomponenten, Genussrechts- und Hybridkapital, Reserven sowie dem Ist-Ergebnis zusammen. Hierbei werden die Anteile in Fremdbesitz berücksichtigt sowie der Goodwill in Abzug gebracht. Die Risikodeckungsmasse der HVB Group beläuft sich zum Jahresende 2007 auf 22,0 Mrd € (vergleichbarer Vorjahreswert: 17,9 Mrd € mit Berücksichtigung der Effekte aus dem Verkauf der Bank Austria Creditanstalt-Gruppe). Der Anstieg gegenüber dem Vorjahr resultiert vor allem aus einer höheren Rücklagendotierung, einer reduzierten AfS-Rücklage sowie geringerem Genussrechts- und Hybridkapital. Der Rückgang im Halbjahresvergleich ist maßgeblich auf die noch nicht beschlossene Konzerngewinnverwendung zurückzuführen. Diese wird den Aktionären in der Hauptversammlung zur Entscheidung vorgelegt. Zum ersten Mal werden per 31. Dezember 2007 von der Bank keine Neubewertungsreserven für Immobilien für das Aufsichtsrecht ermittelt. Dadurch sinkt im Jahres- sowie Halbjahresvergleich auch die Risikodeckungsmasse um 0,2 Mrd €. Bei einem aggregierten Economic Capital der HVB Group von 4,7 Mrd € ergibt sich eine Auslastung der Risikodeckungsmasse für die HVB Group von rund 21,2%.

4 Risikostrategie

Für das Jahr 2007 hat der Vorstand unter Berücksichtigung sämtlicher relevanter Risikoarten für die HVB AG, des Economic Capital und der Risikotragfähigkeit eine zur Geschäftsstrategie konsistente Risikostrategie verabschiedet. Für 2008 erfolgte dies unter Berücksichtigung der durch die Übertragung der wesentlichen Vermögensgegenstände und dazugehörigen Verbindlichkeiten der UniCredit Banca Mobiliare S.p.A. (UBM) erhöhten Bedeutung der Division Markets & Investment Banking.

Economic Capital nach Portfolioeffekten
(Konfidenzniveau 99,95%)

	2007		2006	
	in Mio €	in %	in Mio €	in %
Aufteilung nach Divisionen				
Privat- und Geschäftskunden	552	14,2	531	14,2
Wealth Management	73	1,9	71	1,9
Firmen- & Kommerzielle Immobilienkunden	825	21,2	669	18,0
Markets & Investment Banking	2001	51,6	1489	40,0
Sonstige/Konsolidierung	430	11,1	965	25,9
Gesamt	**3881**	**100,0**	**3725**	**100,0**

Risikoarten im Einzelnen

1 Adressrisiko

Risikomanagement

Unter Adressrisiko verstehen wir mögliche Wertverluste, die durch den Ausfall oder durch Bonitätsverschlechterungen von Kunden entstehen können. Dabei unterscheiden wir zwischen den Risikokategorien Kreditrisiko, Kontrahentenrisiko, Emittentenrisiko und Länderrisiko.

Kreditrisiko

- Kreditrisiko umfasst mögliche Wertverluste im kommerziellen Kreditgeschäft. Dem wird bilanziell durch die Bildung von Kreditrisikovorsorge Rechnung getragen, sobald sich konkrete Anhaltspunkte in der Vergangenheit für einen Ausfall ergeben haben (incurred loss). Hiervon getrennt zu sehen ist die abstrakte Erwartung, dass Kunden in der Zukunft ausfallen könnten (Konzept des expected loss und Credit-Value-at-Risk).

Kontrahentenrisiko

- Kontrahentenrisiko ergibt sich aus der Verschlechterung der Bonität bzw. dem Ausfall einer Gegenpartei, mit der wir zins-, fremdwährungs-, aktien-/indexbezogene oder sonstige Termin- bzw. Derivategeschäfte getätigt haben. Das Kontrahentenrisiko lässt sich in Erfüllungs-, Wiedereindeckungs- und Barrisiko differenzieren.
  Für die Bank besteht immer dann ein Erfüllungsrisiko, wenn wir beim Austausch von Zahlungen im Rahmen der Abwicklung des Geschäfts in Vorleistung treten, ohne zum Zeitpunkt unserer Zahlung sicher zu wissen, dass die Gegenzahlung des Kontrahenten erfolgen wird. Das Wiedereindeckungsrisiko ergibt sich aus der Gefahr, dass sich die Bank bei Ausfall der Gegenpartei am Markt zu ungünstigeren Konditionen wiedereindecken muss. Das Barrisiko besteht in der Gefahr, dass die Gegenpartei aufgenommene (Bar)-Kredite nicht zurückzahlt. Bei Handelsprodukten ist es für den Geldhandel relevant.

Emittentenrisiko

- Emittentenrisiko ist die Gefahr von Bonitätsverschlechterungen oder Ausfällen eines Emittenten. Es entsteht durch den Kauf von Wertpapieren für den Eigenbestand, bei Wertpapieremissions- und -platzierungsgeschäften sowie bei Kreditderivaten.

Länderrisiko

- Das Länderrisiko ist das Risiko von Wertverlusten auf Grund von Transfer-/Konvertierungsbeschränkungen bzw. -verboten oder anderen hoheitlichen Maßnahmen des Landes des Kreditnehmers (Transferrisiko). Ein Länderrisiko besteht bei grenzüberschreitenden Transaktionen in Fremdwährung. Außerdem wird das Adressrisiko von Zentralregierungen und Notenbanken berücksichtigt (Sovereign Risk). Hierbei gehen die Positionen aus Kredit- und Handelsgeschäften einschließlich Geschäfte innerhalb der HVB Group sowie das Emittentenrisiko handelbarer, festverzinslicher Wertpapiere ein.

Das Management des Adressrisikos basiert auf einem integrierten Konzept klar definierter Grundsätze, Kompetenzstrukturen und Risikobeurteilungsverfahren.

Bezogen auf das Adressrisiko ist in allen Kredit gewährenden Einheiten der HVB AG die fachliche und disziplinarische Trennung von Vertrieb (= Markt) und Kredit (= Marktfolge) auf allen Ebenen organisatorisch gewährleistet. Die Marktfolgeaktivitäten sind im Verantwortungsbereich des Chief Risk Officers gebündelt. Darüber hinaus sind in allen Divisionen ab einer bestimmten Kredithöhe zentral angesiedelte Senior Risk Manager in den Entscheidungsprozess eingebunden. Diese tragen die Risikoverantwortung für die ihnen zugeordneten Portfolios und steuern die Branchen entsprechend der vom Strategischen Kreditkomitee verabschiedeten Portfoliostrategien.

Die Kreditäquivalente (Exposurewerte) des jeweiligen Handelsgeschäfts dienen im Rahmen des Kreditprozesses als Grundlage für die Kreditentscheidung und werden gemeinsam mit den Exposurewerten aus dem kommerziellen Geschäft betrachtet. Dies gilt sowohl für die einzelne Kreditentscheidung als auch für die Steuerung von Konzentrationsrisiken in der HVB AG.

Das Kreditäquivalent beim Kontrahentenrisiko ist definiert als Potential Future Exposure und ergibt sich aus dem Profil möglicher zukünftiger Preise/Marktwerte, die die OTC-Geschäfte eines Handelspartners unter Berücksichtigung von Netting- und Collateralverträgen sowie Portfolioeffekten annehmen können. Die Bestimmung der zukünftigen Marktwerte basiert auf der Monte-Carlo-Simulation des internen Marktrisikomodells. Die Ergebnisse werden entsprechend der Laufzeit der Geschäfte bzw. der Marginperiode (bei dynamischen Besicherungsverträgen) skaliert. Bei der Ermittlung des Potential Future Exposures wird dabei zu Limitierungszwecken ein hohes Quantil der Verteilung (99%) bestimmt, während als Bemessungsgrundlage für das interne Kreditrisikomodell ein Erwartungswert (Expected Positive Exposure) herangezogen wird (siehe Abschnitt »Internes Adressrisikomodell« dieses Kapitels).

Das Management des Länderrisikos findet auf Basis von Value-at-Risk- und Volumensgrößen statt. Dazu wird jährlich eine Strategie für Länderrisiken festgelegt und unterjährig mit der Ist-Entwicklung abgeglichen.

Messmethodik

Kreditrisiko

Für die Erhebung unseres Kreditrisikos nutzen wir differenzierte Risikomessinstrumente:

Bonitätsanalyse

- Sowohl für die Kreditentscheidungen, das Pricing, die zukünftige Eigenkapitalunterlegung nach Basel II (IRB-Approach) als auch für unser internes Adressrisikomodell ist die zuverlässige Bestimmung der Ausfallwahrscheinlichkeit unserer Kunden von zentraler Bedeutung. Entsprechend gilt unser besonderes Augenmerk der Weiterentwicklung und Verfeinerung unserer internen Bonitätsanalyseinstrumente.

  Die HVB AG verfügt über vielfältige Rating- und Scoringverfahren, welche auf die Bedürfnisse der unterschiedlichen Kundengruppen zugeschnitten sind. Die Systeme werden unter Rückgriff auf moderne statistische Verfahren laufend optimiert, um eine möglichst gute Trennschärfe und Prognosegüte bezüglich der Ausfallwahrscheinlichkeit eines Kunden sicherzustellen.

  Im Ergebnis führt ein Rating oder Scoring zur Eingruppierung in eine Bonitätsklasse einer zehn Stufen umfassenden Skala. Hierbei sind die Bonitätsklassen 1 bis 7 für das nicht problembehaftete und die Bonitätsklassen 8 bis 10 für das problembehaftete Geschäft vorgesehen. Für einige Verfahren findet darüber hinaus eine Feindifferenzierung statt, indem pro Bonitätsklasse noch zwischen je drei Unterklassen (notches) unterschieden wird. Ab Bonitätsklasse 8– werden Einzelwertberichtigungen gebildet. Eine verfahrensbasierte Bonitätsklasse wird bis zur Klasse 8 ermittelt. Die Bonitätsklassen 8, 9 und 10 werden durch Setzen entsprechender Leistungsstatuskennzeichen ermittelt, die zur Ableitung einer Ausfall Bonitätsklasse führen.

  Die Rating- und Scoringverfahren unterliegen einem ständigen Monitoring, sie werden jährlich validiert und bei Bedarf rekalibriert oder grundlegend überarbeitet. Somit ist eine regelmäßige Überwachung bzw. Überprüfung aller Ratingverfahren gewährleistet.

  In 2007 lagen die Schwerpunkte unter anderem in folgenden Bereichen:
  - Weiterentwicklung für Privat- und Geschäftskunden,
  - Überarbeitung der Bonitätsverfahren für Privatkunden,
  - Einführung der gruppenweiten Ratings in der HVB AG,
  - Abschaffung von pauschalen Sonderfallratings,
  - Überarbeitung und Einschränkung der Override Möglichkeiten und der Gründe zur Bildung von Bonitätsverbünden.

  Für die Kreditnehmer ist vor der Kreditvergabe mit dem jeweils vorgesehenen Ratingverfahren eine Bonitätsklasse zu ermitteln.

  Die Pflicht zur Ratingermittlung besteht unabhängig von der Offenlegungspflicht nach §18 KWG. Die Bonität ist mindestens einmal jährlich auf Basis aktueller Bonitätsunterlagen anzupassen. Bei wesentlichen wirtschaftlichen Veränderungen bzw. wenn risikorelevante Engagementsveränderungen eintreten, ist eine Aktualisierung des Ratings zeitnah unterjährig vorzunehmen.

  Die Freigabe des Ratings erfolgt durch den zuständigen Kompetenzträger.

  Für die Transformation externer Emittentenratings wird eine Transformationstabelle herangezogen, sodass internen Ratings externe Ratings gegenübergestellt werden. Hierfür werden ausschließlich Ratings von S&P, Moody's oder Fitch verwendet.

Sicherheiten und Sicherheitenmanagement

- Die von der Bank eingesetzten Kreditrisikominderungstechniken orientieren sich an den strengen aufsichtsrechtlichen Vorgaben zum so genannten IRB-Advanced Approach.

  In Anlehnung an die Allgemeinen Kreditgrundsätze der Bank folgt das Sicherheitenmanagement einem Regelkreis, der mit der Formulierung einer Strategie beginnt. Bei der Hereinnahme von Kreditsicherheiten unserer Kunden bzw. der Gewährleistungsgeber wird besondere Sorgfalt auf die rechtliche Durchsetzbarkeit der Sicherungsabrede gelegt.

  Die wertmäßig bedeutsamsten Sicherheitenarten sind Grundpfandrechte, Gewährleistungen sowie Verpfändungen von finanziellen Sicherheiten, die zusammen rund 90% der bewerteten Sicherheiten ausmachen. Die Bewertung erfolgt für jede Sicherheitenart nach spezifischen Bewertungsregeln auf Basis empirisch ermittelter Erlösquoten. Für alle Sicherheitenarten werden daneben Kostenquoten auf eine festgelegte Bemessungsgrundlage durch Berücksichtigung der Verwertungsdauer bzw. des Diskontierungs-

effektes über die Verwertungsdauer hinweg angerechnet. Es wird somit ein dem Fair Value-Ansatz vergleichbarer Wert ermittelt. Bei Wertpapieren greifen wir auf eigene Haircut Schätzungen zurück. Verschiedene Überwachungsaktivitäten, die Erfassung sicherheitenbezogener Ausfalldaten und regelmäßige Analysen (zum Beispiel über Risikokonzentrationen) ergänzen diesen Regelkreis.

Die Bank verfügt über ein zentrales Sicherheitensystem, in dem alle relevanten Daten zu Sicherheitenvereinbarungen und zur Sicherheitenzuordnung verwaltet werden und die Sicherheitenbewertung vorgenommen wird.

Internes Adressrisikomodell

– Für die Erhebung des Adressrisikos nutzen wir ein internes Adressrisikomodell, mit dem wir Ausfall bedingte Kredit- und Kontrahentenrisiken weltweit messen und bewerten. Hierbei handelt es sich um ein eigenentwickeltes Modell, das uns den Vorteil bietet, in Methodik und Parametrisierung individuell auf unser Portfolio zugeschnitten zu sein und welches jederzeit entsprechend dem Erkenntnisfortschritt von uns weiterentwickelt werden kann. In 2007 wurde das interne Adressrisikomodell weiterentwickelt und auf einer neuen IT-Plattform implementiert, sodass ab 2008 eine im Hinblick auf die verwendeten Inputparameter (PD, LGD und EAD) sowie der Datengrundlage konsistente Ermittlung von Credit-Value-at-Risk und regulatorischem Kapitalbedarf nach Basel II möglich ist. Auch das Länderrisiko wird über ein Portfoliomodell ermittelt.

Erwarteter Verlust

– Bei der Adressrisikomessung unterscheiden wir zwischen dem erwarteten Verlust und dem unerwarteten Verlust (in Ausprägung des Credit-Value-at-Risk). Der erwartete Verlust spiegelt den Ausfallverlust aus dem aktuellen Kreditportfolio wider, der unter Berücksichtigung von Bonitätseinstufungen und vorhandenen Sicherheiten in den nächsten zwölf Monaten zu erwarten ist.

Für die Berechnung des erwarteten Verlusts wird – analog zu Basel II – eine Abschätzung des Geschäftsvolumens bei Ausfall durchgeführt (Exposure at Default). Diese Größe berechnet sich für das Kredit- und Länderrisiko als Stichtagsinanspruchnahme erhöht um Teile der freien, extern zugesagten Linien. Dabei wird der unterschiedliche Risikogehalt verschiedener Kreditarten berücksichtigt.

Als Bemessungsgrundlage für die OTC-Derivate (Kontrahentenrisiko) wird dabei ein »Kreditäquivalent« berechnet, das so genannte »Expected Exposure«. Das Kreditäquivalent entspricht dem aktuellen Marktwert eines Geschäfts zuzüglich eines so genannten »Add On«, einem Zuschlag für potenzielle zukünftige Marktwertschwankungen. Das so ermittelte Kontrahentenexposure berücksichtigt sowohl Risiko reduzierende Netting-Vereinbarungen als auch dynamische Sicherheitenverträge, die den Kontrahenten verpflichten, auf täglicher Basis in Höhe des aktuellen Marktwerts der laufenden Geschäfte Sicherheiten zu stellen.

Die Parameterannahmen zur Ermittlung des Exposure at Default sowie der Quantifizierung einer Verlustquote (Loss Given Default) bei Ausfall eines Geschäfts basieren auf langjährigen, statistischen Durchschnittswerten aus bankinternen Ausfällen und Verlusten sowie externen Referenzgrößen und entsprechen den strengen Qualitätsanforderungen nach Basel II (IRB-Advanced Approach).

Credit-Value-at-Risk

– Der Credit-Value-at-Risk (unerwarteter Verlust) trifft eine Aussage über die höchste negative Abweichung des tatsächlichen Verlusts vom erwarteten Verlust, die innerhalb der nächsten zwölf Monate mit einer Wahrscheinlichkeit von 99,95% nicht überschritten wird. Dieses Verlustpotenzial wird unter Berücksichtigung von Portfolioeffekten mit Economic Capital als Sicherheitspuffer unterlegt.

Szenarioanalysen

– Die Berechnung des Credit-Value-at-Risk unterstellt normale Rahmenbedingungen. Szenarioanalysen helfen uns, die Auswirkungen von zukünftigen makroökonomischen Entwicklungen oder exogenen Schocks zu simulieren und ihre Auswirkungen auf das Verlustpotenzial des Kreditportfolios der HVB AG zu quantifizieren. In diesem Zusammenhang lassen sich Mehrjahresprognosen zur Entwicklung von Zinsen, Wirtschaftswachstum oder Arbeitslosigkeit nennen, aber beispielsweise auch Inflationsszenarien oder extreme Entwicklungen auf den Finanzmärkten. Die Ergebnisse ausgewählter Szenariorechnungen werden für die Steuerung und Limitierung von Kredit- und Länderrisiken genutzt.

Risiko- und marktgerechtes Pricing

– Zur Risiko- und Profitabilitätssteuerung des Kreditgeschäfts werden Pricingmethoden und -tools eingesetzt, die alle Kostenbestandteile, die zu erwartenden Standardrisikokosten und die Kapitalkosten berücksichtigen. Da die Kalkulation auf den relevanten Risikoparametern basiert und vor Abschluss eines Kreditgeschäfts vorgenommen werden muss, können Kreditentscheidungen unter

Risiko-/Ertragsgesichtspunkten vorgenommen werden. Auch vor dem Hintergrund der Finanzmarktturbulenzen wurden regelmäßige Abgleiche zwischen den internen Margenanforderungen und den aktuellen Kapitalmarktpreisen für Kredite vorgenommen.

Umsetzung Basel II

- Kernelement der Basler Eigenkapitalvereinbarung im Bereich Kreditrisiko ist eine stärkere Risikodifferenzierung der aufsichtsrechtlich vorgeschriebenen Eigenmittelunterlegung für Kreditrisiken auf Basis der Bonitätseinstufung des Kunden sowie der Besicherungsstruktur der Geschäfte. Dies gilt insbesondere für den anspruchsvollsten Ansatz, den so genannten IRB-Advanced Approach, den unsere Bank ab 2008 anstrebt. Die entsprechenden Implikationen aus Basel II führen zu einer Annäherung der aufsichtsrechtlichen an die ökonomische Sichtweise einer risikoadjustierten Steuerung, wie sie in unserer Bank mittels interner Instrumente bereits etabliert ist.

Im Kontext der Säule 1 haben wir die Methoden zur Risikobeurteilung durch Einsatz von Scoring- und Ratingverfahren nochmals verbessert und die internen Prozesse entsprechend angepasst bzw. gestrafft. Dabei haben wir einige Verfahren neu implementiert bzw. deren Methodik überarbeitet, unter anderem Internal Assessment Approach für Securitisation und Retailsegmente. Zudem konnten wir mit Erfolg die Implementierung so genannter UniCredit gruppenweiter Ratingsysteme und zugehöriger Prozesse im abgelaufenen Geschäftsjahr in der HVB AG realisieren. Für einzelne Teilsegmente, wie Sovereigns oder Banken, verwendet die UniCredit Gruppe einheitliche Ratingsysteme, um eine global einheitliche Risikobeurteilung und -steuerung dieser Segmente zu gewährleisten. Entsprechende Verfahren wurden technisch implementiert, für das Bestands- und Neugeschäft entsprechender Segmente umfassend genutzt sowie zugehörige Prozesse gruppenweit entwickelt und umgesetzt. Im Gegenzug konnten bisher in der HVB Group verwendete Verfahren für diese Segmente deaktiviert werden.

Die Verfahren zur Schätzung von Verlustquoten und Exposuregrößen haben wir ebenfalls finalisiert. Dabei werden sowohl Informationen aus der eigenen Verwertungserfahrung der Bank als auch extern verfügbare Benchmarks benutzt. Zudem sind wir Teilnehmer verschiedener Aktivitäten zum Daten Pooling und konnten entsprechende Ergebnisse ebenfalls intern erfolgreich anwenden. So erfolgt die Bewertung unserer Sicherheiten umfänglich auf Basis von empirisch-statistisch ermittelten Recovery Rates.

Im Bereich Validierung und Kalibrierung der Ratingsysteme erfolgte eine Überprüfung der entwickelten Methodenkonzepte, deren gegebenenfalls erforderliche Verfeinerung sowie periodische Anwendung.

Im Berichtsjahr haben wir zudem den so genannten Basel-II-Rechenkern an die Vorgaben der deutschen Solvabilitätsverordnung angepasst. Auf dieser Grundlage hat die HVB Group bereits unterjährig in einem geordneten Produktionsprozess RWA-Größen nach Basel-II-Ansätzen kalkuliert und für Steuerungszwecke herangezogen.

Die Anforderungen der Säule 2 der Basel-II-Eigenkapitalvorschriften sind durch die zeitgerechte Umsetzung der MaRisk der deutschen Bankenaufsicht in unserem Haus bereits erfüllt. Hierzu gehören unter anderem die Behandlung von Konzentrationsrisiken, das Stresstesting einzelner Risikoarten sowie des Gesamtbankrisikos, wie auch die Ermittlung der Risikotragfähigkeit. Entsprechende Aktivitäten hat auch die UniCredit Holding zwischenzeitlich aufgegriffen und gemeinsam mit uns vorangetrieben. Hieraus können sich Anpassungen bzw. Weiterentwicklungen unserer Maßnahmen ergeben. Unsere Planungen sehen daher eine Implementierung entsprechender UniCredit gruppenweit einheitlicher Standards für derartige Themenkomplexe noch in 2008 vor.

Insgesamt wurden die für 2007 gesteckten Ziele des Basel-II-Projekts planmäßig erreicht. Daher konnte auch die Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) sowie Bundesbank ihre Aktivitäten zur Zertifizierung des IRB-Advanced Approach im März 2007 starten. Die Prüfungshandlungen zum Adressausfallrisiko wurden hierzu im Dezember 2007 abgeschlossen. Eine abschließende Beurteilung durch die Bankenaufsicht steht noch aus.

Neben der Thematik Adressausfallrisiko haben wir auch das operationelle Risiko im Basel-II-Kontext finalisiert. Hier hatten wir uns auf die aufsichtsrechtliche Prüfung zur Umsetzung des Advanced Measurement Approach (AMA) im Geschäftsjahr 2007 intensiv vorbereitet. Die Erfüllung entsprechender Anforderungen wurde Mitte 2007 durch die BaFin und Bundesbank geprüft und erfolgreich abgeschlossen. Details hierzu sind im Kapitel »Operationelles Risiko« enthalten.

Länderrisikomessung
- Die Länderrisikomessung in der HVB Group wird im Wesentlichen durch die Länderratings bestimmt. Neben der Ausfallwahrscheinlichkeit (PD) und der Verlustquote (LGD) wird auch die Länderrisiko relevante Strukturierung der Geschäfte in der Länderrisikomessung berücksichtigt. Im Jahr 2007 erfolgte im Rahmen des Zusammenschlusses mit der UniCredit Gruppe die Umstellung auf das UniCredit gruppenweite Sovereign Ratingverfahren in der HVB Group.

  Auf Basis dieser Informationen wird in einem Portfoliomodell monatlich der Value-at-Risk (VaR) aus Länderrisiken für die HVB AG ermittelt. Auf Grund der geringen Anzahl von Ländern sind Länderportfolios naturgemäß eher gering diversifiziert. Durch die Verwendung eines internen Portfoliomodells erreichen wir somit schon heute wichtige Steuerungseffekte, die über die Solvabilitätsverordnung hinausgehen.

Risikoüberwachung
Die Risikoüberwachung findet auf zwei verschiedenen Ebenen statt:
- Überwachung auf Ebene von Einzelengagements,
- Überwachung auf Portfolioebene.

Die Einzelengagements werden sowohl im Kreditgeschäft als auch im Handelsgeschäft mit Hilfe von klassischen Überwachungssystemen wie der Bonitätsanalyse und Frühwarnsystemen überwacht. Einzelengagementlimite begrenzen die eingegangenen Risiken.

Auf Ebene der HVB Group, und damit indirekt auch auf der Ebene HVB AG werden Kreditrisiko-Konzentrationen gegenüber verbundenen Kreditnehmern bonitätsabhängig und mit einer für alle Tochtergesellschaften einheitlichen Methodik limitiert. Hierzu nutzen wir eine Datenbank, welche alle Engagements gegenüber einem Kreditnehmer innerhalb der HVB Group zusammenfasst. Damit ist die regelmäßige Information über Kreditrisiko-Konzentrationen und ihre Limitierung sichergestellt. Auch wenn in 2007 in Einzelfällen auf Grund der Finanzmarktturbulenzen die Syndizierung von Kreditrisiko-Konzentrationen nur langsamer als geplant möglich war, ist der Anteil des Konzentrationsrisiko relevanten Blankoexposures der Top-20-Engagements am Konzentrationsrisiko relevanten Blankoexposures der HVB Group per Jahresende 2007 mit 4,9% (Vorjahreswert: 3,9%) gering.

Kontrahenten- und Emittentenrisiken
Zentraler Bestandteil unseres Risikomanagements und -controllings von Kontrahenten- und Emittentenrisiken ist der Einsatz von Limitsystemen, die ein ungewolltes bzw. unkontrolliertes Anwachsen unserer Risikoposition verhindern. Diese stehen in allen wesentlichen Lokationen der HVB AG, die Handelsgeschäft betreiben, online zur Verfügung. Jedes abgeschlossene Handelsgeschäft wird unverzüglich erfasst und zeitnah auf das jeweilige Limit angerechnet. Dies gilt im Kontrahentenrisiko sowohl für das Wiedereindeckungs- als auch für das Erfüllungsrisiko. Für Letzteres wird ebenfalls bereits bei Geschäftsabschluss das Risiko für den zukünftigen Valutatag limitiert und überwacht, sodass ex ante eine Konzentration der Zahlungsbeträge auf nur einen Valutatag verhindert wird. Auf diese Weise wird jedem Händler eine aktuelle Limitprüfung und dem Risikocontroller eine unmittelbare Limitüberwachung pro Kontrahent bzw. Emittent ermöglicht.

Länderrisiken
Die Steuerung der Länderrisiken erfolgt auf Basis der aufgezeigten Messmethoden mit Hilfe von Value-at-Risk-Limiten nach Regionen. Geschäfte mit einem hohen Länderrisiko werden stärker auf das Regionen-Risikolimit angerechnet als länderrisikoarme Transaktionen. Hiermit wird eine Begrenzung der Länderrisiken, eine risikoorientierte Portfoliosteuerung und ein flexibles, an den Geschäftspotenzialen ausgerichtetes Exposure Management angestrebt. Zusätzlich gibt es für das Länderrisikomanagement Volumenslimite pro Land (unterteilt nach Produktrisikogruppen).

Alle Adressrisiken werden zudem auf Portfolioebene überwacht. Das Augenmerk liegt dabei auf Länder-, Branchen- oder Regionen-Konzentrationen und ihren Auswirkungen auf die Risikosituation der Bank.

Ein weiteres Instrument der Risikoüberwachung insbesondere auf Portfolioebene ist das interne Berichtswesen. Gemäß den MaRisk werden der Vorstand und der Prüfungsausschuss des Aufsichtsrats mindestens quartalsweise über das Kreditportfolio bzw. anlassorientiert auch ad hoc informiert. Darüber hinaus werden weitere Risikoberichte mit speziellem divisions-, produkt- oder branchenspezifischen Fokus erstellt.

Quantifizierung und Konkretisierung
Im Berichtsjahr konnte ein Rückgang des Kredit- und Kontrahentenexposures um −5,1 Mrd € (−2,3%) bei der HVB AG verzeichnet werden. Wesentliche Treiber dieses Rückgangs sind unter anderem der weitere konsequente Abbau des Real Estate Restructuring Portfolios und eine strategisch angestrebte Reduzierung des Kreditportfolios in Deutschland.

Hinsichtlich der Branchengruppen blieb die Struktur des Kreditportfolios im Wesentlichen unverändert. Die größten Rückgänge ergaben sich in den Branchengruppen Privatkunden und Sonstige. In den Branchengruppen Nahrung/Konsum/Dienstleistung und Maschinenbau/Stahl stieg das Exposure dagegen an.

Das Core Portfolio, das heißt das Gesamtportfolio der HVB AG exklusive der restlichen Kreditbestände des früheren Segments Real Estate Restructuring, verringerte sich im Geschäftsjahr 2007 um −1,1% auf 212,6 Mrd €. Das Exposure ging in allen Divisionen zurück mit Ausnahme der Division Firmen- & Kommerzielle Immobilienkunden, in der sich das Exposure um 13,9% erhöhte. Dieser Anstieg ist auf steigende Exposures im Firmenkundengeschäft und auf die Bildung der Subdivision Global Financial zurückzuführen. Der Rückgang in der Division Sonstige ist im Wesentlichen auf den planmäßigen Abbau von nicht strategischen Portfolios zurückzuführen.

In den Bonitätsklassen 1−4 ist ein Rückgang um −9,2 Mrd € festzustellen. Der Anstieg um +3,1 Mrd € in den Bonitätsklassen 5−8 erhöhte den Anteil dieser Gruppe am Gesamtportfolio um +2,3 Prozentpunkte. In den Bonitätsklassen 9 und 10 reduzierte sich das Exposure um −0,7 Mrd €. Berücksichtigt man zusätzlich die Bonitätsklasse 8−, ergab sich ein Ausfallbestand von 6,7 Mrd €.

Der Rückgang der Sicherheitenwerte ist neben der regelmäßigen Aktualisierung der Bewertung auch auf den Rückgang des Exposures in den nicht strategischen Kreditportfolios zurückzuführen.

Verteilung des Kredit- und Kontrahentenexposures nach Divisionen – Core Portfolio (in Mrd €)


Privat- und Geschäftskunden
48,8
46,1
Wealth Management
4,9
4,8
Firmen- & Kommerzielle Immobilienkunden
62,6
71,3
Markets & Investment Banking
74,1
72,7
Sonstige
25,7
17,7
Dezember 2006
Dezember 2007

Die Verteilungen von erwartetem Verlust und Value-at-Risk zeigen einen veränderten Risikobeitrag der Divisionen. Bei der Division Privat- und Geschäftskunden stieg der erwartete Verlust leicht, der Value-at-Risk ging dagegen leicht zurück. Bei Markets & Investment Banking stieg der Risikoanteil weiter und stellt nun aufgrund des großvolumigen Geschäfts über die Hälfte des Value-at-Risks der HVB AG Core. Der Risikoanteil im Geschäft mit Firmen- & Kommerziellen Immobilienkunden stieg ebenfalls. Im Wealth Management stieg der erwartete Verlust leicht an und der Anteil des Value-at-Risk fiel leicht, beide blieben jedoch auf niedrigem Niveau.

Die Belastungen aus dem Kreditgeschäft der HVB AG für das Jahr 2007 beträgt 1,0 Mrd €. Dies ist sowohl auf die Entwicklung der Pauschalwertberichtigungen als auch auf die erstmalige Berücksichtigung der Abzinsung der erwarteten Rückflüsse bei der Bemessung der Einzelwertberichtigungen zurückzuführen, die im Rahmen der Angleichung an die internationale Rechnungslegung und der sich veränderten herrschenden Meinung in der Interpretation der nationalen Rechnungslegungsvorschriften vorgenommen wurden.

Verteilung des Kredit- und Kontrahentenexposures nach Branchengruppen

		in Mrd €
	2007	2006
Branchengruppe		
Privatkunden	40,2	49,7
Banken und Versicherungen	38,8	40,2
Bau	34,9	34,2
Nahrung, Konsum, Dienstleistung	28,3	23,5
Chemie, Gesundheit, Pharma	13,1	11,4
Verkehr	10,6	10,0
Öffentliche Haushalte	10,1	8,6
Versorger	9,8	10,5
Maschinenbau, Stahl	7,5	5,7
Sonstige	5,1	9,0
Elektro, EDV, Kommunikation	4,5	5,3
Medien, Druck, Papier	4,2	4,3
Fahrzeuge	4,0	3,9
Mineralöl	3,9	3,8
Gesamt	**215,0**	**220,1**

Verteilung des Kredit- und Kontrahentenexposures nach Bonitätsklassen – Core Portfolio

						in Mrd €
	EXPOSURE HVB AG CORE 2007					
	ADRESS-RISIKOFREI	NICHT GERATET	BONITÄTS-KLASSEN 1 BIS 4	BONITÄTS-KLASSEN 5 BIS 8	BONITÄTS-KLASSEN 9 BIS 10	SUMME
HVB AG Core	**9,3**	**9,0**	**93,9**	**94,6**	**5,8**	**212,6**
HVB AG Core (2006)	7,7	7,8	102,7	91,4	6,5	216,1

Verteilung der Sicherheitenwerte nach Bonitätsklassen – Core Portfolio

in Mrd €

	SICHERHEITENWERTE HVB AG CORE 2007					
	ADRESS-RISIKOFREI	NICHT GERATET 1 BIS 4	BONITÄTS-KLASSEN 5 BIS 8	BONITÄTS-KLASSEN 9 BIS 10	BONITÄTS-KLASSEN	SUMME
HVB AG Core	0,3	4,2	25,8	45,1	1,9	77,3
HVB AG Core (2006)	0,4	2,2	31,4	49,2	2,1	85,3

Verteilung des erwarteten Verlusts sowie des Kredit- und Kontrahentenrisikos (Value-at-Risk) nach Divisionen – Core Portfolio

in %

	ERWARTETER VERLUST		VALUE-AT-RISK	
	2007	2006	2007	2006
Aufteilung nach Divisionen				
Privat- und Geschäftskunden	20,6	19,6	9,5	11,6
Wealth Management	1,5	1,4	0,9	1,2
Firmen- & Kommerzielle Immobilienkunden	25,6	22,8	26,3	26,0
Markets & Investment Banking	31,5	32,4	55,4	48,3
Sonstige/Konsolidierung	20,8	23,8	7,9	12,9
Gesamt	**100,0**	**100,0**	**100,0**	**100,0**

Finanzderivate

Finanzderivate werden in der HVB AG überwiegend zur Steuerung von Marktpreisrisiken (insbesondere Zinsänderungs- und Währungsrisiken) aus Handelsaktivitäten eingesetzt, dienen darüber hinaus auch zur Sicherung von bilanzwirksamen bzw. -unwirksamen Positionen im Rahmen der Aktiv-Passiv-Steuerung bzw. im Falle der Kreditderivate zur Steuerung von Kreditrisiken.

Die im Vergleich zum Jahresende 2006 zu verzeichnende deutliche Erhöhung des derivativen Geschäftsvolumens ist vorrangig auf die zum 1. April 2007 erfolgte Einbringung des Investment Banking-Geschäfts der UBM in die HVB AG zurückzuführen.

Das Nominalvolumen des weltweiten Derivategeschäfts der HVB AG betrug zum Jahresende 2007 insgesamt rund 4503 Mrd €.

Die Nominale bilden jedoch nicht den potenziellen Risikogehalt des Derivategeschäfts ab. Ausfallrisiko relevant sind hingegen die positiven Marktwerte als Wiederbeschaffungswerte der OTC-Derivate, die den potenziellen Kosten entsprechen, die der HVB AG im Falle des gleichzeitigen Ausfalls aller Kontrahenten entstünden, um die ursprünglich geschlossenen Kontrakte durch wirtschaftlich gleichwertige Geschäfte zu ersetzen.

Ohne Berücksichtigung Risiko reduzierender Effekte ergab sich für die HVB AG zum Jahresende 2007 ein maximales Kontrahentenrisiko (worst-case-Betrachtung) in Höhe von 59,8 Mrd € (31. Dezember 2006: 37,5 Mrd €).

Entsprechend der bankaufsichtsrechtlichen Solvabilitätsverordnung errechnen sich daraus – unter Berücksichtigung von bestehenden rechtlich durchsetzbaren bilateralen Netting-Vereinbarungen sowie erhaltenen Sicherheiten – für die HVB AG Kreditäquivalente (Kontrahentenrisiko inklusive Add On) in Höhe von 30,2 Mrd € (31. Dezember 2006: 18,3 Mrd €, nach Grundsatz I); nach individueller Bonitätsgewichtung verbleiben 8,2 Mrd € (31. Dezember 2006: 5,3 Mrd €, nach Grundsatz I).

Die nachfolgenden Tabellen liefern insbesondere detaillierte Informationen zu den Nominal- und Marktwertgrößen des gesamten Derivate- bzw. Kreditderivategeschäfts der HVB AG.

Derivategeschäft

in Mio €

	NOMINALVOLUMEN					MARKTWERTE			
	RESTLAUFZEIT			SUMME	SUMME	POSITIV		NEGATIV	
	BIS ZU 1 JAHR	1 BIS 5 JAHRE	ÜBER 5 JAHRE	2007	2006	2007	2006	2007	2006
Zinsbezogene Geschäfte	**1353130**	**1154876**	**863206**	**3371212**	**1537106**	**33069**	**19838**	**31830**	**21272**
OTC-Produkte									
Forward Rate Agreements	123751	31928	—	155679	35612	52	15	53	6
Zinsswaps	996539	873806	775675	2646020	1243391	29730	17700	28562	18985
Zinsoptionen									
– Käufe	76335	118944	50717	245996	75936	3277	2094	1	—
– Verkäufe	65737	112428	36814	214979	66209	6	—	3214	2281
Sonstige Zinskontrakte	131	—	—	131	298	4	3	—	—
Börsengehandelte Produkte									
Zinsfutures	84048	17770	—	101818	57462	—	—	—	—
Zinsoptionen	6589	—	—	6589	58198	—	26	—	—
Währungsbezogene Geschäfte	**334175**	**106433**	**38483**	**479091**	**274739**	**9290**	**4186**	**8566**	**3973**
OTC-Produkte									
Devisentermingeschäfte	200164	25105	339	225608	133977	3549	1775	3663	1958
Zins-/Währungsswaps	35381	67483	36939	139803	106447	4309	2010	3604	1673
Devisenoptionen									
– Käufe	49496	6678	579	56753	15697	1432	401	—	—
– Verkäufe	49134	7167	626	56927	18618	—	—	1299	342
Sonstige Devisenkontrakte	—	—	—	—	—	—	—	—	—
Börsengehandelte Produkte									
Devisenfutures	—	—	—	—	—	—	—	—	—
Devisenoptionen	—	—	—	—	—	—	—	—	—
Aktien-/Indexbezogene Geschäfte	**108461**	**124649**	**10232**	**243342**	**206832**	**13596**	**10465**	**16932**	**10746**
OTC-Produkte									
Aktien-/Indexswaps	21140	7231	316	28687	19482	894	503	652	228
Aktien-/Indexoptionen									
– Käufe	20138	24017	1745	45900	48357	7344	6679	2	—
– Verkäufe	28501	45456	5689	79646	69062	8	—	10986	6980
Sonstige Aktien-/Indexkontrakte	—	—	—	—	248	—	17	—	—
Börsengehandelte Produkte									
Aktien-/Indexfutures	4020	75	—	4095	9897	4	—	8	—
Aktien-/Indexoptionen	34662	47870	2482	85014	59786	5346	3266	5302	3538
Kreditderivate[1]	**38829**	**267951**	**98252**	**405032**	**252183**	**3081**	**2748**	**3473**	**3234**
Sonstige Geschäfte	**1534**	**2420**	**671**	**4625**	**3093**	**725**	**297**	**669**	**291**
Summe	**1836129**	**1656329**	**1010844**	**4503302**	**2273953**	**59761**	**37534**	**61470**	**39516**

1 Details zu den Kreditderivaten sind den nachfolgenden Tabellen »Kreditderivate« bzw. »Kreditderivate nach Referenzaktiva« zu entnehmen.

Der nominelle Anteil des derivativen Geschäfts mit einer Restlaufzeit von bis zu 3 Monaten betrug zum 31. Dezember 2007 insgesamt 783619 Mio € (davon Kreditderivate anteilig: 18465 Mio €).

Derivategeschäft nach Kontrahentengruppen

in Mio €

	MARKTWERTE			
	POSITIV		NEGATIV	
	2007	2006	2007	2006
Zentralregierungen und Notenbanken	321	226	238	183
Banken	46274	26196	47457	27405
Finanzinstitute	11100	8828	11870	9679
Sonstige Unternehmen und Privatpersonen	2066	2284	1845	2249
Summe	**59761**	**37534**	**61470**	**39516**

Kreditderivate

in Mio €

	NOMINALVOLUMEN					MARKTWERTE			
	RESTLAUFZEIT			SUMME	SUMME	POSITIV		NEGATIV	
	BIS ZU 1 JAHR	1 BIS 5 JAHRE	ÜBER 5 JAHRE	2007	2006	2007	2006	2007	2006
Anlagebuch	**154**	**1290**	**7715**	**9159**	**14299**	**7**	**485**	**272**	**798**
Sicherungsnehmer									
Credit Default Swaps	117	839	6401	7357	8839	4	462	137	53
Total Return Swaps	—	—	725	725	2000	—	—	130	327
Credit Linked Notes	34	58	464	556	625	3	2	1	2
Sonstige	—	—	—	—	—	—	—	—	—
Sicherungsgeber									
Credit Default Swaps	—	294	125	419	2746	—	21	1	415
Total Return Swaps	—	—	—	—	—	—	—	—	—
Credit Linked Notes	3	99	—	102	89	—	—	3	1
Sonstige	—	—	—	—	—	—	—	—	—
Handelsbuch	**38675**	**266661**	**90537**	**395873**	**237884**	**3074**	**2263**	**3201**	**2436**
Sicherungsnehmer									
Credit Default Swaps	13492	124985	47947	186424	110405	2701	393	325	1617
Total Return Swaps	5367	2	214	5583	13567	39	329	2	—
Credit Linked Notes	82	120	588	790	651	6	15	3	4
Sonstige	—	—	—	—	—	—	—	—	—
Sicherungsgeber									
Credit Default Swaps	14552	141480	41736	197768	99564	326	1524	2837	477
Total Return Swaps	5126	—	—	5126	13242	—	—	33	327
Credit Linked Notes	56	74	52	182	455	2	2	1	11
Sonstige	—	—	—	—	—	—	—	—	—
Summe	**38829**	**267951**	**98252**	**405032**	**252183**	**3081**	**2748**	**3473**	**3234**

Kreditderivate nach Referenzaktiva

in Mio €

	NOMINALVOLUMEN					
	CREDIT DEFAULT SWAPS	TOTAL RETURN SWAPS	CREDIT LINKED NOTES	SONSTIGE	SUMME 2007	SUMME 2006
Öffentliche Anleihen	22505	—	542	—	23047	14899
Unternehmensanleihen	355599	742	638	—	356979	225507
Aktien	—	—	—	—	—	—
Sonstige Aktiva	13864	10692	450	—	25006	11777
Summe	**391968**	**11434**	**1630**	—	**405032**	**252183**

Auf den Bereich der so genannten Multi Name Kreditderivate, referenzierend auf Baskets bzw. Indices, entfiel dabei ein Anteil von 59,9%; auf Einzelschuldner referenzierende Single Name Kreditderivate hatten einen Anteil von 40,1%; Details auf Ebene der UniCredit Gruppe sind dem Konzern-Jahresabschluss zu entnehmen.

Entwicklung des Länderrisikos im Jahresvergleich
Im Berichtsjahr stieg das länderrisikorelevante Exposure der HVB AG um +5,8 Mrd € auf 51 Mrd €.

Rund 95% des länderrisikorelevanten Exposures betreffen Länder mit den Bonitätsklassen 1–4. Auf die Bonitätsklassen 5–8 entfallen nur 2,5 Mrd € (davon 75% auf die BKL 5).

Die regionale Diversifikation des Portfolios der HVB AG ist sehr zufriedenstellend. 60% des Exposures liegen im risikoarmen Westeuropa und Nordamerika, was sich ebenso in der Liste der Top-Ten-Länder widerspiegelt.

Der Verkauf der Bank Austria Creditanstalt-Gruppe und neu definierte Kernmärkte für die HVB Group bedingten eine veränderte Portfoliozusammensetzung. Diese Entwicklung und ein entsprechender Exposure-Zuwachs, zum Beispiel in Russland und der Türkei, führte zu einem Anstieg des Value-at-Risk für Länder Osteuropas.

Länderexposure[1] und Länderrisiko-Value-at-Risk nach Bonitätsklassen

in Mio €

	EXPOSURE		VALUE-AT-RISK[2]	
	2007	2006	2007	2006
Bonitätsklasse				
Bonitätsklassen 1–4	48566	42662	35	34
Bonitätsklassen 5–8	2472	2541	33	28
Bonitätsklasse 9		3		0
Gesamt	**51038**	**45206**	**68**	**62**

1 Nach Sicherheiten; ohne wertberichtigte Geschäfte.
2 VaR Neukalkulation (99,95% und 1 Jahr Haltedauer) auf Basis HVB Portfolio nach Verkauf der BA-CA.

Länderexposure[1] nach Regionen und Produktkategorie

in Mio €

	KREDITGESCHÄFT		HANDELSGESCHÄFT		EMITTENTENRISIKO		GESAMT	
	2007	2006	2007	2006	2007	2006	2007	2006
Region								
Westeuropa	7070	5886	17325	17211	1038	749	25433	23846
Asien/Pazifik	4344	3597	5375	3052	207	134	9926	6783
Mittel- und Südamerika	1690	2506	3226	2031	940	1251	5856	5788
Nordamerika	1650	1646	2864	2143	687	303	5201	4092
Osteuropa	3245	3488	827	640	100	63	4172	4191
Afrika	379	309	71	190	—	7	450	506
Gesamt	**18378**	**17432**	**29688**	**25267**	**2972**	**2507**	**51038**	**45206**

1 Nach Sicherheiten; ohne wertberichtigte Geschäfte.

Top-Ten-Länder nach Exposure[1] (über alle Bonitätsklassen)

in Mio €

	EXPOSURE		VALUE-AT-RISK[2]	
	2007	2006	2007	2006
Land				
Großbritannien	18316	17781	1	0
USA	3879	2502	0	0
Schweiz	3278	3118	0	0
Cayman Islands, Off-Shore	2964	3559	9	9
Singapur	2651	649	0	0
Australien	1947	392	0	0
Cayman Islands, On-Shore	1729	1127	2	1
Russland	1645	1425	12	10
Dänemark	1433	734	0	0
Türkei	1268	1196	14	11
Gesamt	**39110**	**32483**	**38**	**31**

1 Nach Sicherheiten; ohne wertberichtigte Geschäfte.
2 VaR Neukalkulation (99,95% und 1 Jahr Haltedauer) auf Basis HVB Portfolio nach Verkauf der BA-CA.

2 Marktrisiko

Risikomanagement

Unter Marktrisiko verstehen wir den potenziellen Verlust, der durch Veränderungen von Preisen an Finanzmärkten für unsere Positionen im Handels- und im Bankbuch entstehen kann. Das Marktrisiko setzt sich aus den Risikokategorien Zinsrisiko, Fremdwährungsrisiko, Aktienkursrisiko und Credit Spread-Risiko zusammen.

Das Management unserer Marktrisiken erfolgt in der Division Markets & Investment Banking.

Messmethodik

Zum Zweck der täglichen Risikomessung und -steuerung quantifizieren wir den Value-at-Risk auf Basis eines Konfidenzniveaus von 99% und einer Haltedauer von einem Tag. Auf Grund der gemeinsamen Steuerung von Handels- und Bankbüchern wird auch der Value-at-Risk zusammengefasst dargestellt. Die Risiken aus Handelsbüchern werden für aufsichtsrechtliche Zwecke weiterhin separat ausgewiesen. Für die Ermittlung und Allokation des Bedarfs an Economic Capital für Marktrisiken wird der Value-at-Risk analog zu den anderen Risikoarten auf ein Konfidenzniveau von 99,95% und eine Haltedauer von einem Jahr unter Berücksichtigung von Portfolioeffekten skaliert.

Zur Ermittlung des Value-at-Risk verwenden wir weltweit ein internes Modell im Full Use, das zum Jahresende 2005 aufsichtsrechtlich vollständig anerkannt wurde. Das Modell beruht auf einem Monte-Carlo-Simulationsansatz. Mit Einbringung der wesentlichen Vermögensgegenstände und dazugehörigen Verbindlichkeiten der UBM im zweiten Quartal 2007 in die HVB AG sind ab dem 2. April 2007 deren Portfolios auf Basis von Sensitivitäten in die interne Marktrisikomessung der Bank mit aufgenommen worden. Für 2008 streben wir an, die Portfolios der ehemaligen UBM auf Einzelgeschäftsebene im interne Modell sowohl für das interne Reporting als auch für die regulatorische Meldung zu berücksichtigen. Aktuell basiert die regulatorische Meldung basiert auf der Summe der Ergebnisse aus dem internen Modell der HVB AG und dem internen Modell der ehemaligen UBM.

Darüber hinaus werden in der HVB AG angemessene Verfahren verwendet, die im Wesentlichen auf VaR-Ansätzen basieren.

Die Angemessenheit der Risikomessmethodik der HVB AG wird durch ein regelmäßiges Backtesting überprüft, bei dem die errechneten Value-at-Risk-Werte mit den aus den Positionen errechneten Marktwertänderungen (hypothetische P/L) verglichen werden. Im ersten Halbjahr war lediglich eine Backtestingüberschreitung (siehe auch

Backtesting Internes Modell Handelsaktivitäten HVB AG 2007 (in Mio €)


40
20
0
-20
-40
Jan
Feb
Mär
Apr
Mai
Jun
Jul
Aug
Sep
Okt
Nov
Dez
VaR
-VaR
Hypothetische P/L

Grafik »Backtesting Internes Modell Handelsaktivitäten HVB AG 2007 in Mio €«) zu melden. An diesem Tag war die Höhe des hypothetischen Verlustes größer als der prognostizierte VaR Wert. Im zweiten Halbjahr wurden zehn weitere Überschreitungen angezeigt. Die sehr hohe Anzahl an Überschreitungen war das Resultat der beobachtbaren außergewöhnlich starken Marktschwankungen. Im Wesentlichen waren für die Überschreitungen die extremen Bewegungen im Bereich der Credit Spreads und im geringeren Umfang im Bereich der Aktien verantwortlich. Unsere Analysen zeigen, dass die Überschreitungen zu einem großen Teil das Resultat der außergewöhnlichen Situation an den Märkten sind. Ein wesentlicher Teil der Überschreitungen resultiert auf seltenen Ereignissen, die nicht durch das Modell prognostizierbar sind bzw. auf der aufsichtsrechtlichen Vorgabe der Verwendung von gleichgewichteten Zeitreihen zur Bestimmung von Risikoparametern. Daher sehen wir weiterhin eine hohe Qualität unseres internen Risikomodells als gegeben, was sich auch im unveränderten Skalierungsfaktor widerspiegelt.

Ergänzend zur Berechnung des Value-at-Risk führen wir regelmäßig Stresstests durch, die das Verlustpotenzial unserer Marktrisikopositionen bei extremen Marktbewegungen und außerordentlichen Ereignissen zeigen. Die Spanne der untersuchten Szenarien reicht von starken Veränderungen der Zins-, Devisen- oder Aktienmärkte über einen Schock der zugrunde liegenden Volatilitäten bis hin zur Ausweitung von Credit Spreads sowie der Veränderung der Korrelationen. Darunter befinden sich auch die Szenarien, die in der UniCredit Gruppe Verwendung finden.

Risikoüberwachung
Die Überwachung der Risikopositionen im Handels- und Bankbuch erfolgt über ein einheitliches und hierarchisches Limitsystem, welches das Verlustpotenzial aus Marktrisiken begrenzt. Dabei werden weltweit alle Geschäfte der HVB AG über Nacht in einem Gesamt VaR zusammengeführt und den Risikolimiten gegenübergestellt. Die Risikolimite werden jährlich vom Vorstand der HVB Group genehmigt und dürfen nicht überschritten werden. In 2007 wurde das Gesamtlimit der HVB AG von 75 Mio € auf 40 Mio € reduziert.

Eventuelle Limitüberschreitungen in Teilportfolios werden unmittelbar eskaliert und ihre Rückführung überwacht. In 2007 wurde als Folge der erhöhten Volatilitäten und gestiegenen Credit Spreads eine Limitüberschreitung für den Bereich Markets gemeldet, das Marktrisiko der HVB AG in Summe blieb dagegen immer unterhalb der vorgegebenen Grenze. Das Marktrisikocontrolling hat unmittelbaren Zugang zu den im Handel eingesetzten Front Office Systemen und überwacht damit in Stichproben auch während des Handelstags die Risikosituation.

Das Management wird täglich über die Entwicklung des Marktrisikos, der Limitauslastungen sowie der Gewinne und Verluste informiert. Monatlich wird über die Ergebnisse der Risikoanalysen, darunter auch über die Ergebnisse des Backtestings und Stresstestings, berichtet. Das bedeutendste Stressergebnis zum 31. Dezember 2007 mit –728 Mio € ergibt sich aus einer Ausweitung der Credit Spreads um 50%.

Quantifizierung und Konkretisierung
Auf aggregierter Basis ergaben sich im Jahresablauf für unsere Handelsbestände in der HVB AG die in der Tabelle aufgezeigten Marktrisiken. Die Integration der wesentlichen Vermögensgegenstände und dazugehörigen Verbindlichkeiten der UBM führte auf Grund von Diversifikationseffekten zu keiner wesentlichen Änderung des Marktrisikos für Handelsaktivitäten. Der Anstieg der Marktrisiken im dritten und insbesondere im vierten Quartal resultiert aus gestiegenen Volatilitäten für Credit Spreads und nicht aus einer Erhöhung der Bestände.

Das Economic Capital für Marktrisiken liegt bei 0,2 Mrd € und ist gegenüber dem Vorjahr auf Grund der aktuellen Entwicklungen an den Kapitalmärkten gestiegen.

Marktrisiko der HVB AG
(Value-at-Risk, Konfidenzniveau 99%, Haltedauer 1 Tag)

	DURCHSCHNITT 2007[1]	31.12.2007	30.9.2007	30.6.2007	31.3.2007	31.12.2006
						in Mio €
HVB AG	21	32	21	16	13	16

1 Arithmetisches Mittel.

Marktrisiko der Handelsaktivitäten der HVB AG
(Value-at-Risk, Konfidenzniveau 99%, Haltedauer 1 Tag)

	DURCHSCHNITT 2007[1]	31.12.2007	30.9.2007	30.6.2007	31.3.2007	31.12.2006
						in Mio €
Zinsbezogene Geschäfte (inkl. Credit Spread Risiken)	15	30	13	8	8	9
Währungsbezogene Geschäfte	3	3	3	2	3	2
Aktien-/Indexbezogene Geschäfte	8	8	9	9	7	4
Diversifikationseffekt[2]	-8	-10	-9	-6	-7	-5
Gesamt	**18**	**31**	**16**	**13**	**11**	**10**

1 Arithmetisches Mittel.
2 Auf Grund des Diversifikationseffektes zwischen den Risikokategorien ist das Gesamtrisiko geringer als die Summe der Einzelrisiken.

Im Bankbuch ergaben sich zum Jahresende Marktrisiken in Höhe von 15 Mio € bei eintägiger Haltedauer (Vorjahr: 9 Mio €).

Zum Jahresende zeigt sich bei einer Verringerung der Zinskurven um 100 Basispunkte (Zinssensitivität) eine Wertveränderung von −17,428 Mio € (0,09% des aufsichtsrechtlichen Eigenkapitals) im Bankbuch der HVB AG (Vorjahr: 17,971 Mio €).

Wertveränderung bei Zinsschock um −100 BP
zum 31. Dezember 2007

BANKBUCH DER HVB AG	in Mio €
Gesamt	-17,428
bis 1 Jahr	-22,346
1 bis 5 Jahre	3,365
über 5 Jahre	1,553

Eine Abwertung aller Fremdwährungen um 10% (FX Sensitivität) ergibt eine Verringerung des Portfoliowerts um −21,11 Mio € (0,10% des aufsichtsrechtlichen Eigenkapitals) im Bankbuch der HVB AG (Vorjahr: −24,06 Mio €).

Wertveränderung bei FX Abwertung um 10%
zum 31. Dezember 2007

BANKBUCH DER HVB AG	in Mio €
Gesamt	-21,11
USD	-1,52
GBP	1,85
AUD	-20,05
CHF	-0,19
JPY	-4,32
SGD	0,95
HKD	2,23
Andere	-0,06

Einen Kursrückgang aller Aktien- und Hedge Fund-Preise um 20% ergibt eine Verringerung des Portfoliowerts um –108,12 Mio € (0,53% des aufsichtsrechtlichen Eigenkapitals) im Bankbuch der HVB AG (Vorjahr: –176,3 Mio €).

Wertveränderung bei Aktienkursrückgang um 20%
zum 31. Dezember 2007

	in Mio €
BANKBUCH DER HVB AG	
Gesamt	– 108,12
Aktienprodukte	– 0,86
Hedge Funds	– 107,26

Etwaige barwertige Auswirkungen auf Grund der Zinsveränderung, der FX-Abwertungen und der Preisreduktion im Bereich aktien-/indexbezogener Produkte spiegeln sich im Zinsüberschuss und im Handelsergebnis wider.

Ergänzend werden für die Bankbücher der HVB AG regelmäßig Stresstests und Szenarioanalysen durchgeführt, die das Verlustpotenzial bei extremen Marktbewegungen zeigen.

Entsprechend dem BaFin-Rundschreiben vom 6. November 2007 wird die Veränderung des Marktwerts des Bankbuchs bei einem plötzlichen und unerwarteten Zinsschock von +130/–190 Basispunkten den aufsichtsrechtlich anrechenbaren Eigenmitteln der Bank gegenübergestellt. Mit einem theoretischen Verbrauch von 0,16% (Vorjahr: 0,22%) des aufsichtsrechtlichen Eigenkapitals per Ultimo Dezember 2007 befindet sich die HVB AG weit unterhalb des von der Bankenaufsicht geforderten meldepflichtigen Ausreißer-Wertes in Höhe von 20%.

Ergänzend wird quartalsweise eine dynamische Simulation des Zinsüberschusses für die HVB AG durchgeführt. Die zukünftige Entwicklung des Nettozinsertrags wird in unterschiedlichen Szenarien bezüglich des Geschäftsvolumens und der Zinsen simuliert. Ein paralleler 100-Basispunkte-Zinsschock würde unter der Annahme eines gleichbleibenden Geschäftsvolumens den Zinsüberschuss innerhalb der nächsten zwölf Monate um 88 Mio € (Vorjahr: 81 Mio €) belasten.

Marktliquiditätsrisiko
Das Management des Marktliquiditätsrisikos (Gefahr, Vermögenswerte nur mit Abschlägen am Markt liquidieren zu können) obliegt im Rahmen ihres definierten Marktauftrags den Verantwortlichen der jeweiligen Portfolios. Infolgedessen geht es in die Erhebung des Marktrisikos ein und es ist im Wesentlichen auf die dort angeführten Instrumente der Messung und Überwachung zu verweisen.

Durch Fair Value-Adjustments (FVA) werden die Bewertungsunsicherheiten im Rahmen der Marktliquidität bei Wertpapieren und Derivaten – sowohl für das Handelsbuch als auch für das Bankbuch – in der Rechnungslegung berücksichtigt. Die FVA beinhalten unter anderem einen Abschlag für Close-Out-Kosten und für illiquide Positionen im Rahmen der Fair-Value-Ermittlung.

Auswirkungen der Finanzmarktturbulenzen zeigen sich indirekt durch die gefallenen Bewertungen auf Grund gesunkener Marktliquidität für ABS Transaktionen und gestiegene Spreads bei Wertpapieren und CDS Positionen von Financials. Das direkte Exposure im Subprime Loan Segment ist vernachlässigbar.

3 Liquiditätsrisiko

Risikomanagement
Waren die Rahmenbedingungen an den Geld- und Kapitalmärkten im ersten Halbjahr 2007 durchaus gut, so änderte sich dies jedoch ab August. Ausgehend von den Turbulenzen im Subprime Loan Segment in den USA wurden Risikoprämien adjustiert. Dies führte zu einer starken Liquiditätsverknappung an den Geldmärkten.

Trotz dieser schwierigen Marktphase konnte die HVB AG eine komfortable Liquiditätsausstattung in 2007 jederzeit gewährleisten. Die von uns getroffenen Maßnahmen zur Liquiditätssteuerung haben sich im Jahr 2007 als robust erwiesen. Unsere bisherigen Analysen lassen uns auch weiterhin von einer adäquaten Liquiditätsausstattung ausgehen.

Das Liquiditätsrisiko definiert sich durch drei Risikokategorien:

Kurzfristiges Liquiditätsrisiko

- Für das kurzfristige Liquiditätsrisiko (Gefahr, den anfallenden Zahlungsverpflichtungen nicht zeitgerecht oder nicht in vollem Umfang nachkommen zu können) haben wir ein mit konservativen Annahmen unterlegtes Limitsystem installiert, das die relevanten Salden in der HVB AG begrenzt.

  Mit der Übernahme der wesentlichen Vermögensgegenstände und der dazugehörigen Verbindlichkeiten der UBM in die HVB Mailand wurde auch diese in unser Limitsystem integriert.

  Die Anforderungen des aufsichtsrechtlichen Grundsatzes II, bzw. die ihn ersetzende Liquiditätsverordnung wurden von der HVB AG im Jahr 2007 jederzeit eingehalten.

Refinanzierungsrisiko

- Das Refinanzierungsrisiko (Gefahr, zusätzliche Refinanzierungsmittel nur zu erhöhten Zinssätzen beschaffen zu können) der HVB AG ist auf Grund einer breiten Refinanzierungsbasis in Bezug auf Produkte, Märkte und Investorengruppen gering.

  Auf Grund dessen war auch in schwierigeren Marktphasen, wie wir sie im zweiten Halbjahr 2007 erlebten, eine der Planung entsprechende Refinanzierung unseres Aktivgeschäfts jederzeit möglich.

Marktliquiditätsrisiko

- Das Management des Marktliquiditätsrisikos (Gefahr, Vermögenswerte nur mit Abschlägen am Markt liquidieren zu können) wird im Kapitel »Marktrisiko« dargestellt.

  Grundsätze und Regeln der Liquiditätssteuerung sind in einer vom Vorstand verabschiedeten und in Einklang mit der Policy der UniCredit Gruppe stehenden Liquidity Policy der HVB Group festgelegt und werden von den operativen Geschäftseinheiten umgesetzt. Die Umsetzung wird – für das kurzfristige Liquiditätsrisiko und das Refinanzierungsrisiko – vom Bereich Asset Liability Management für die HVB AG koordiniert und überwacht.

Messmethodik

Kurzfristiges Liquiditätsrisiko

Zur Messung unseres kurzfristigen Liquiditätsrisikos werden täglich Cashflow Reports erstellt und den vorhandenen Liquiditätsreserven gegenübergestellt, die sich im Wesentlichen aus den freien und jederzeit liquidierbaren Wertpapieren ergeben. Der kumulative Saldo aus allen relevanten Komponenten wird für Einheiten der HVB AG mit Limiten bis hin zu einem Monat unterlegt.

Basierend auf den Liquiditätsprofilen der Einheiten der HVB AG werden darüber hinaus Stress-Szenarien simuliert und die Limite bei Bedarf entsprechend angepasst.

Neben dieser internen Messmethodik unterliegen die HVB AG und deren inländische Tochtergesellschaften (mit Bankgeschäft) hinsichtlich des kurzfristigen Liquiditätsrisikos den aufsichtsrechtlichen Vorschriften der Liquiditätsverordnung.

Refinanzierungsrisiko

Für die Messung des Refinanzierungsrisikos wird in einem abgestimmten Prozess der langfristige Refinanzierungsbedarf auf Basis der erwarteten Geschäftsentwicklung ermittelt und bei Bedarf aktualisiert. Unter Hinzurechnung der im Planungszeitraum fälligen Aktiva und Passiva ergibt sich der langfristige Refinanzierungsbedarf der in Zielvorgaben für die Refinanzierung mündet. Durch diesen Mechanismus wird eine ausgewogene Fristigkeitsstruktur der Aktiva und Passiva in definierten Laufzeitbändern sichergestellt.

Risikoüberwachung

Die Überwachung unserer Liquiditätssituation ist im Asset Liability Management angesiedelt und umfasst im Wesentlichen die Analyse, Klassifizierung und Steuerung von Inkongruenzen. Diese werden über definierte Laufzeiten durch Limite und Refinanzierungsziele begrenzt. Die erteilten Limite werden täglich auf ihre Einhaltung hin überwacht, eine Überprüfung der langfristigen Inkongruenzen wird monatlich vorgenommen.



Für definierte Stresssituationen halten wir angemessene Liquiditätsreserven vor.

Die aus den Refinanzierungszielen abgeleiteten Vorgaben hinsichtlich Volumina und Instrumenten werden in Abstimmung mit Asset Liability Management von den am Markt aktiv agierenden Einheiten kostenoptimiert umgesetzt.

Die Beobachtung der Entwicklungen an den jeweiligen lokalen Märkten obliegt den dezentralen Treasury Einheiten, die regelmäßig an den Bereich Asset Liability Management berichten.

Das Asset Liability Committee und der Gesamtvorstand werden regelmäßig über die aktuelle Liquiditäts- und Refinanzierungssituation informiert. Für den Fall von Liquiditätsengpässen gibt es einen Notfallplan, der Verantwortlichkeiten, interne Meldeerfordernisse und Entscheidungsbefugnisse sowie potenzielle Gegenmaßnahmen beschreibt und regelt.

Quantifizierung und Konkretisierung
Im Berichtsjahr herrschten wechselhafte Rahmenbedingungen. Vor allem im zweiten Halbjahr 2007 waren die Geld- und Kapitalmärkte geprägt von hoher Volatilität. Die Risikozuschläge bei den Refinanzierungskosten haben sich am Kapitalmarkt vor allem im zweiten Halbjahr deutlich gegenüber 2006 ausgeweitet. Trotz der Turbulenzen an den Märkten befand sich im Laufe des Jahres 2007 die Liquiditätsausstattung der HVB AG stets auf einem komfortablen Niveau.

Kurzfristiges Liquiditätsrisiko
- Für das kurzfristige Liquiditätsrisiko haben wir im Rahmen unseres mit konservativen Annahmen unterlegten Limitsystems per Ultimo Dezember 2007 für den folgenden Bankarbeitstag einen positiven Gesamtsaldo von 22,5 Mrd € (Vorjahr: 9,2 Mrd €) in der HVB AG ausgewiesen. Der Bestand an frei verfügbaren zentralbankfähigen Wertpapieren, die kurzfristig zum Ausgleich unerwarteter Liquiditätsabflüsse eingesetzt werden können, belief sich zum Jahresende 2007 auf 17,4 Mrd € (Vorjahr: 7,6 Mrd €).

Die Anforderungen des aufsichtsrechtlichen Grundsatzes II, bzw. die ihn ersetzende Liquiditätsverordnung wurden von der HVB AG im Berichtsjahr jederzeit eingehalten. Der durchschnittliche Überschuss der Zahlungsmittel über die abrufbaren Zahlungsverpflichtungen des Folgemonats betrug im Jahr 2007 für die HVB AG 31,1 Mrd € (Vorjahr: 20,2 Mrd €).

Refinanzierungsrisiko
- Das Refinanzierungsrisiko der HVB AG ist auf Grund einer breiten Refinanzierungsbasis in Bezug auf Produkte, Märkte und Investorengruppen gering. Damit war auch in schwierigen Marktphasen eine angemessene Refinanzierung unseres Aktivgeschäfts jederzeit gewährleistet. Im Jahr 2007 wurde seitens der HVB AG ein Volumen von 8,3 Mrd € (Vorjahr: 10,7 Mrd €) längerfristig refinanziert. Unsere Pfandbriefe stellen dabei mit ihrer besonderen Bonität und Liquidität unverändert eines der wichtigsten Instrumente dar.

4 Operationelles Risiko

Risikomanagement
Operationelles Risiko ist die Möglichkeit von Verlusten durch fehlerhafte interne Prozesse, menschliche Fehler, Technologieversagen oder externe Ereignisse. Diese Definition gemäß Basel II beinhaltet auch Rechtsrisiken.

Identifikation, Analyse und Management des operationellen Risikos liegen in der Verantwortung der Divisionen und funktionalen Bereiche. Für die operative Umsetzung und Durchführung des Prozesses, zu dem insbesondere die Erhebung, Analyse, Bewertung und Qualitätssicherung der Risikodaten sowie eine entsprechende Maßnahmenplanung mit laufendem Monitoring wesentlicher Risiken gehören, sind die jeweiligen Operational Risk Manager in den einzelnen Einheiten verantwortlich.

Für das Management der rechtlichen Risiken ist der Bereich Recht zuständig. Er überwacht die Einhaltung der gesetzlichen Rahmenbedingungen und der anerkannten Grundsätze der Rechtsprechung.

Die wesentlichste Aktivität unseres zentralen Operational Risk Control war im Geschäftsjahr 2007 die finale Vorbereitung der HVB AG auf die aufsichtsrechtliche Prüfung hinsichtlich der Implementierung des Advanced Measurement Approach (AMA). Die Erfüllung der Anforderungen wurde Mitte 2007 durch die BaFin und Bundesbank geprüft und erfolgreich abgeschlossen. Die formale Genehmigung wird noch erwartet.

Des Weiteren wurde im Berichtsjahr im Rahmen der Integrationsaktivitäten der UniCredit Gruppe die Harmonisierung der angewandten Standards und Verfahren in der HVB AG abgeschlossen.

Messmethodik

Zur Quantifizierung des operationellen Risikos der HVB AG setzen wir den Loss Distribution Approach ein. Dabei verwendet das Modell interne und externe Verlustdaten, um die Verlustverteilungen zu bestimmen. Der Datenmangel im Bereich der seltenen, aber hohen Verluste wird durch Szenarioanalysen ausgeglichen. Mittels Monte-Carlo-Simulation werden unter Berücksichtigung Risiko mindernder Maßnahmen wie beispielsweise Versicherungen die Value-at-Risk-Ergebnisse der HVB AG ermittelt. Durch die Berücksichtigung interner Kontrollfaktoren und Geschäftsumfeldfaktoren werden die Messergebnisse an das aktuelle Risikoprofil angepasst.

Im Rahmen der Basel-II-Umsetzung der UniCredit Gruppe kam es dabei zu einer methodischen Anpassung. Die Berechnung erfolgt nun gemäß dem konzernweiten AMA Messmodell, welches in der gesamten UniCredit Gruppe Anwendung findet. Die Methodik ist in starker Anlehnung an das bisherige HVB Modell entwickelt worden. Die Prüfung des AMA-Modells erfolgte durch die Bank of Italy.

Als wesentlicher Unterschied zur bisherigen Methodik der HVB AG ist der Ansatz von Korrelationseffekten zwischen den Basel-II-Verlustereigniskategorien zu nennen. Dies hat auf das Economic Capital der HVB AG einen deutlich reduzierenden Effekt.

Darüber hinaus werden bei der Kapitalermittlung auf UniCredit Holdingebene die UniCredit gruppenweiten Diversifikationseffekte berücksichtigt. Die ökonomische Kapitalsteuerung und Berichterstattung der HVB AG erfolgt jedoch auf Stand Alone Basis.

Risikoüberwachung

Im Berichtsjahr wurden die erstmalig umfassenden Risikoerhebungen abgeschlossen. Alle wesentlichen Risiken wurden identifiziert und einschließlich Risiko mindernder Maßnahmen erfasst. Diese Risikoerhebungen werden nun regelmäßig überprüft und aktualisiert. Auf Basis eines – soweit möglich indikatorgestützten – Frühwarnsystems wird ein laufendes Monitoring der Risikosituation durchgeführt.

Im Rahmen der Integrationsaktivitäten der UniCredit Gruppe erfolgte zusätzlich die Ermittlung von gemeinsamen Szenarien für das potenzielle Eintreten von großen Verlustereignissen. Die Weiterentwicklung von Szenarien und Frühwarnindikatoren wird ein Schwerpunktthema in 2008 sein.

Die Information über aufgetretene Verlustereignisse sowie wesentliche operationelle Risiken und deren Management erfolgt durch Operational Risk Control im Rahmen eines regelmäßigen, umfassenden Berichtswesens an den Chief Risk Officer, den Gesamtvorstand sowie den Prüfungsausschuss des Aufsichtsrats. Darüber hinaus haben unsere dezentralen Operational Risk Manager in 2007 ein Quartalsreporting an ihr jeweiliges Senior Management aufgesetzt.

Quantifizierung und Konkretisierung

Das Economic Capital für operationelle Risiken der HVB AG beträgt zum Jahresultimo 0,8 Mrd €.

Für das Berichtsjahr sind hinsichtlich der Minimierung des operationellen Risikos und zur Vermeidung möglicher Verluste folgende Maßnahmen hervorzuheben:

- Privat- und Geschäftskunden: Die Einschätzung der operationellen Risiken aus dem Kreditgeschäft konnte in Folge von deutlichen Verbesserungen der Datenbasis in Zusammenarbeit mit den Einheiten des Recovery Management signifikant weiterentwickelt werden. Die Umsetzung von Maßnahmen im Zusammenhang mit der europäischen Richtlinie für das Wertpapiergeschäft MiFID, Änderungen beim Internetbanking und die Zentralisierung marginpflichtiger EUREX-Geschäfte führten zu weiteren Reduktionen der Risiken im Wertpapier-/Derivateprozess.

- Wealth Management: Das Risiko des Ausfalls des Vermögensreportings wurde mit Einführung einer Back-up-Lösung nahezu ausgeschlossen. Durch die Einführung von technischen Prozessen konnten Manipulationen von Kontodispositionen im Sachwertevertrieb ausgeschlossen werden.

- Markets & Investment Banking: Eine wesentliche Maßnahme war das Aufsetzen eines divisionsspezifischen Operational Risk Committees. Operative Verbesserungen konnten vor allem im Bereich Liquiditätsmanagement (Money-Market-/Foreign-Exchange-Gelddisposition) der Bank, in der Ausführungs Compliance des Wertpapiergeschäfts unter Berücksichtigung der besonderen Anforderungen von MiFID und in einer höheren Automatisierung im Collateralized Debt Obligation (CDO) – Business erreicht werden.

- Chief Operating Officer (COO): Zu den wesentlichsten Tätigkeiten gehörte im Berichtsjahr die Mitwirkung bei unseren diversen Outsourcing-Aktivitäten. Dies beinhaltete die Sicherstellung der Berücksichtigung aller Operational Risk-Aspekte in den Service-Level-Agreements sowie des Aufbaus einer »Retained Organisation« zur Überwachung der ausgelagerten Bereiche der Zahlungsverkehrsabwicklung.

  Im Jahr 2006 wurde ein Projekt in der HVB Information Services GmbH aufgesetzt mit dem Ziel, trotz des beschlossenen Stellenabbaus in der HVB Information Services GmbH die Verfügbarkeit der Know-how Träger bis zur Einführung eines einheitlichen Commercial Banking System (EUROSIG) für die UniCredit Gruppe und darüber hinaus sicherzustellen. Der für IT zuständige HVB AG Vorstand ist als Mitglied des Steering Committees in das Projekt umfassend eingebunden.

  In 2006 wurden Teile (Kredit & Darlehen) der Anwendungsentwicklung, der Anwendungsbetreuung sowie Produktionssicherung und allen damit im Zusammenhang stehenden Dienstleistungen der HVB Information Services GmbH an die IBM New IT GmbH ausgelagert, welche in 2007 zur IBM FIS GmbH (IBM Financial Industry Solutions GmbH) umbenannt wurde und Teile wiederum der Anwendungsbetreuung in die IBM India Private Limited weiterverlagert hat.

  Analysen der genannten Aktivitäten unter Risikogesichtspunkten ergaben keine signifikante Erhöhung der operationellen Risiken.

Ausblick
Für 2008 ist eine Verlagerung der Mainframe Hardware an die UniCredit Global Information Services S.p.A. geplant.

Für 2009 soll gemäß einem Beschluss des Vorstands der HVB AG vom Oktober 2007 die IT-Plattform EUROSIG bei der HVB AG voraussichtlich im Oktober 2009 eingeführt werden. Mit der Einführung der Plattform soll eine gruppenweit einsetzbare Corebanking Software zur Verfügung gestellt werden. Die gemeinsame Plattform soll die komplexe Systemlandschaft der HVB AG teilweise ablösen und dadurch zu einer Kostenoptimierung und Effizienzsteigerung im IT-Bereich führen.

Risikoanalysen zu den Projektumsetzungen wurden begonnen.

Bewältigung von Krisensituationen
- Die Leistungsfähigkeit der Krisen- und Notfallorganisation wurde durch die angemessene und effektive Reaktion auf Real- wie auch Übungssituationen bestätigt. Eine der Übungen fand im Rahmen der bundesländerübergreifenden Katastrophenschutzübung »LÜKEX« (Länder Übergreifende Krisenmanagement Exercise) statt. Für den Fall einer weltweiten Grippe-Epidemie wurde ein Pandemieplan eingeführt.

- In 2007 wurde unter Einbeziehung aller Divisionen eine Business Continuity Management (BCM) Organisation zur Umsetzung der einheitlichen BCM-Policy der UniCredit Gruppe entwickelt.

Rechtliche Risiken
Immobilienfinanzierungen/Finanzierung des Erwerbs von Immobilienfonds
- Für die HVB AG hat es keine negativen rechtlichen Auswirkungen, soweit Kunden ihre zum Zwecke des Erwerbs einer Immobilie abgeschlossenen Darlehensverträge nach dem Haustürwiderrufsgesetz widerrufen. Nach den gesetzlichen Regeln und der entsprechenden Ansicht der Rechtsprechung des Bundesgerichtshofs (BGH) muss der Kunde, der die Voraussetzungen eines Widerrufsrechts zu beweisen hat, auch nach einem Widerruf die Darlehens-

valuta einschließlich einer marktüblichen Verzinsung an die Bank zurückzahlen. Nach der Entscheidung des Europäischen Gerichtshofs (EuGH) vom 25. Oktober 2005 verstoßen die insoweit in Deutschland geltenden gesetzlichen Regelungen nicht gegen europäisches Recht. Die vom EuGH darüber hinaus in bestimmten Fällen geforderte Übernahme des Anlagerisikos auf Grund nicht erfolgter Aufklärung über ein Widerrufsrecht durch die Bank setzt voraus, dass der Kunde beweisen kann, dass er bei Kenntnis des Widerrufsrechts das Investment nicht getätigt hätte; darüber hinaus hat der BGH entschieden, dass die Bank nur bei schuldhaftem Handeln das Anlagerisiko zu übernehmen hat. Negative Auswirkungen erwartet die Bank daher auch nach der bisherigen Rechtsprechung nicht. Die Bank behält darüber hinaus auch dann ihren Rückzahlungsanspruch, wenn der Darlehensnehmer einem Dritten eine unwirksame Vollmacht erteilt hat, die Bank aber auf den Bestand der Vollmacht vertrauen konnte. Nach den bisherigen Erfahrungen bestehen in diesen Fällen keine rechtlichen Risiken. Die neuere Rechtsprechung des BGH bestätigt auch die bislang schon engen Voraussetzungen einer möglichen Aufklärungs- und Beratungspflicht der Bank. In Fällen eines institutionalisierten Zusammenwirkens gewährt der BGH (Entscheidung vom 16. Mai 2006) Anlegern eine erleichterte Beweisführung hinsichtlich einer Aufklärungspflichtverletzung. Dieser neu eingeführte Begriff in der Rechtsprechung wird erst künftig durch Einzelfallentscheidungen ausgefüllt werden.

- Finanziert die Bank dem Kreditnehmer den Erwerb von Anteilen an Immobilienfonds und handelt es sich um einen Kredit, der nicht grundschuldgesichert ist, kann der Kreditnehmer – wenn es sich um ein verbundenes Geschäft handelt – dem Rückzahlungsanspruch des finanzierenden Instituts Einwendungen entgegenhalten, die ihm auf Grund Falschberatung gegen den Verkäufer oder Vermittler der Fondsanteile zustehen. Daher hat die Bank dann keinen Darlehensrückzahlungsanspruch gegen den Kunden, wenn die Bank sich der Vertriebsorganisation des Vermittlers des Fondsanteils bedient hat, das Darlehen unmittelbar an die Fondsgesellschaft ausbezahlt wurde und der Anleger bei Erwerb seiner Beteiligung getäuscht wurde oder wenn dem Darlehensnehmer ein Widerrufsrecht zusteht. Das Vorliegen dieser Voraussetzungen hätte der Kreditnehmer im Einzelfall zu beweisen. Aus heutiger Sicht gehen wir davon aus, dass derartige Umstände allenfalls in Ausnahmefällen gegeben sein können.

Verfahren Medienfonds

- Bei dem VIP Medienfonds 4 werden Klagen von Anlegern gegen die Bank im Wesentlichen auf angebliche Beratungsfehler wie auch auf angebliche, von der Bank neben dem Initiator zu verantwortende Prospektfehler gestützt. Insoweit liegen eine Reihe erstinstanzlicher Urteile vor, in denen teilweise zu Gunsten der Bank, teils wegen angeblichen Beratungsverschuldens zu Lasten der Bank entschieden wurde. Noch keines der Verfahren ist bisher rechtskräftig abgeschlossen. Vor dem OLG München soll in Kürze ein Musterverfahren nach dem Kapitalanleger-Musterverfahrensgesetz (KapMuG) eingeleitet werden, das unter anderem die Fragen der Prospektverantwortlichkeit auch der HVB im Hinblick auf von ihr zur Verfügung gestellte Bankdienstleistungen im Zusammenhang mit dem Medienfonds VIP 4 klären soll. Die Bank rechnet aus heutiger Sicht nicht mit gravierenden negativen Auswirkungen aus diesen Rechtsstreitigkeiten.

Verfahren von Aktionären der HVB AG

- Aktionäre der Gesellschaft haben gegen Beschlüsse der Hauptversammlung unserer Bank vom 12. Mai 2005 Anfechtungsklage erhoben. Soweit der Klage gegen die Entlastung der Aufsichtsratsmitglieder für das Geschäftsjahr 2004 stattgegeben wurde, hat dies keine materiellen Auswirkungen für die Bank, zumal über die Entlastung der Aufsichtsratsmitglieder für das Geschäftsjahr 2004 in der ordentlichen Hauptversammlung am 23. Mai 2006 noch einmal Beschluss gefasst wurde. Soweit die Klage gegen die Wahl von Aufsichtsratsmitgliedern und des Abschlussprüfers gerichtet ist, hat das LG München I die Anfechtungsklage abgewiesen, das Urteil ist noch nicht rechtskräftig.

– Weiterhin haben Aktionäre unserer Bank gegen die Beschlüsse unserer Hauptversammlung vom 23. Mai 2006, mit welchen dem Ausgliederungs- und Übernahmevertrag vom 29. März 2006 sowie dem Rahmenvertrag vom 16. Januar 2006 im Zusammenhang mit der Übertragung eines Kreditportfolios auf eine Gesellschaft der Goldman Sachs Gruppe zugestimmt wurde, Anfechtungsklage erhoben. In dem daraufhin von unserer Bank angestrengten Freigabeverfahren haben sowohl das LG München I als auch das OLG München festgestellt, dass die Anfechtungsklagen der Eintragung der Ausgliederung nicht entgegenstehen, da die Klagen offensichtlich unbegründet sind. Das OLG München hat mitgeteilt, dass es beabsichtigt, die Berufung durch einstimmigen Beschluss zurückzuweisen; mit einer entsprechenden Entscheidung stünde fest, dass die Beschlüsse unserer Hauptversammlung vom 23. Mai 2006 rechtswirksam sind.

Verfahren im Zusammenhang mit der Reorganisation der Bank

– Gegen die Beschlüsse der außerordentlichen Hauptversammlung unserer Bank vom 25. Oktober 2006, mit welchen dem Verkauf und der Übertragung der von unserer Bank gehaltenen Anteile an der Bank Austria Creditanstalt AG und der HVB Bank Ukraine an die UniCredit Gruppe bzw. an der Closed Joint Stock Company International Moscow Bank (IMB) (umfirmiert in ZAO UniCredit Bank, Moskau, seit Dezember 2007; im Folgenden weiterhin als IMB bezeichnet) und der AS UniCredit Bank, Riga (vormals: HVB Bank Latvia AS, Riga) an die Bank Austria Creditanstalt AG sowie der Niederlassungen in Vilnius und Tallinn an die AS UniCredit Bank, Riga zugestimmt wurde, haben zahlreiche Aktionäre Anfechtungs- und Nichtigkeitsklagen erhoben. Die Kauf- und Übertragungsverträge sehen vor, dass ein Vollzug der Transaktionen unter anderem voraussetzt, dass nach pflichtgemäßer Beurteilung des Vorstands auf der Grundlage der Stellungnahme eines externen Rechtsberaters die entsprechenden Zustimmungsbeschlüsse keine Fehler aufweisen, die dem Vollzug des jeweiligen Vertrages entgegenstehen. Nachdem der Vorstand Anfang Januar 2007 auf Basis externer Gutachten in diesem Sinne Beschluss gefasst hatte, wurden die von unserer Bank gehaltenen Anteile an der Bank Austria Creditanstalt AG an die UniCredit Gruppe bzw. an der IMB und der AS UniCredit Bank, Riga an die Bank Austria Creditanstalt AG übertragen. Nach Erfüllung der weiteren Vollzugsvoraussetzungen erfolgte in 2007 außerdem die Übertragungen der Niederlassungen in Vilnius und Tallinn an die AS UniCredit Bank, Riga und der Anteile unserer Bank an der HVB Bank Ukraine an die Bank Pekao S.A. Die Aktionäre begründen ihre Klage mit formalen Fehlern im Zusammenhang mit Einladung und Abhaltung der Hauptversammlung vom 25. Oktober 2006 sowie mit einem angeblich zu niedrigen Kaufpreis für die verkauften Einheiten.

Mit Urteil vom 31. Januar 2008 hat das LG München I die in der Hauptversammlung vom 25. Oktober 2006 gefassten Beschlüsse allein aus formalen Gründen für unwirksam erklärt, da nach Auffassung des Gerichts das zwischen der Bank und UniCredit S.p.A. am 12. Juni 2005 abgeschlossene Business-Combination-Agreement (BCA) in der Einladung zu der genannten Hauptversammlung insbesondere hinsichtlich der darin enthaltenen Schiedsgerichtssowie Rechtswahlklauseln nicht ausreichend dargestellt, außerdem Fragen von Aktionären in der genannten Hauptversammlung nach einzelnen alternativen Bewertungsparametern nicht ausreichend beantwortet worden seien. Auf die Frage des behaupteten zu niedrigen Kaufpreises für die veräußerten Einheiten ist das LG München I nicht eingegangen. Gleichzeitig hat das LG München I auf Antrag von Aktionären festgestellt, dass das BCA zu seiner Wirksamkeit der Hauptversammlung der Gesellschaft hätte vorgelegt werden müssen, weil insoweit ein versteckter Beherrschungsvertrag gegeben sei. Da die vom Gericht als wesentlich angesehenen Klauseln des BCA für die der Hauptversammlung vom 25. Oktober vorgelegten Verträge, die insoweit ohnehin eigene Regelungen enthalten, nicht wesentlich waren, und da die Beantwortung der Frage nach einzelnen alternativen Bewertungsparametern – soweit sie überhaupt in der Hauptversammlung

möglich und ohne Berücksichtigung anderer gegenläufiger Effekte sachgerecht gewesen wäre – an den zur Beschlussfassung gestellten vertraglichen Regelungen nichts geändert hätte, überzeugt das Urteil aus unserer Sicht nicht. Die Bank hat daher gegen dieses Urteil Berufung eingelegt und beabsichtigt unabhängig davon die Beschlüsse der Hauptversammlung vom 25. Oktober 2006 vorsorglich bestätigen zu lassen.

- Die ordentliche Hauptversammlung unserer Bank vom 26./27. Juni 2007 hat die Geltendmachung angeblicher Ersatzansprüche gegen UniCredit S.p.A. und deren gesetzliche Vertreter sowie gegen die Organe unserer Gesellschaft wegen behaupteter Vermögensschäden der Bank durch die Veräußerung der BA-CA Aktien sowie durch das von der Bank mit UniCredit S.p.A. abgeschlossene BCA beschlossen und Herrn Rechtsanwalt Dr. Thomas Heidel zum besonderen Vertreter bestellt. Gegen diesen Beschluss hat unser Mehrheitsaktionär, UniCredit S.p.A., Anfechtungsklage erhoben, die in erster Instanz abgewiesen wurde; nachdem UniCredit S.p.A. Berufung eingelegt hat, ist das Verfahren noch nicht rechtskräftig abgeschlossen. Der besondere Vertreter hat sich mit Schriftsatz vom 5. November 2007 den Anfechtungsklagen gegen die Beschlüsse der außerordentlichen Hauptversammlung vom 25. Oktober 2006 als Nebenintervenient angeschlossen und vorgetragen, dass die Übertragung der Anteile an der Bank Austria Creditanstalt AG auch aus weiteren Gründen unwirksam sei. Das Landgericht München I hat die Nebenintervention zurückgewiesen. In einem Urteil vom 28. November 2007 hat das OLG München ausgeführt, dass der Beschluss über die Bestellung des besonderen Vertreters vom 26./27. Juni 2007 teilweise unwirksam sei; ungeachtet dessen hat das Gericht dem besonderen Vertreter in beschränktem Umfang das Recht auf Einsicht in Unterlagen der Bank zugesprochen. Der besondere Vertreter hat UniCredit S.p.A. mit Schreiben vom 27./28. Dezember 2007 zur Rückübertragung der veräußerten BA-CA Aktien aufgefordert. Nach Ablehnung der Forderung durch UniCredit S.p.A. hat der besondere Vertreter am 20. Februar 2008 gegen UniCredit S.p.A. und Herrn Alessandro Profumo sowie die Herren Dr. Wolfgang Sprißler und Rolf Friedhofen haftend als Gesamtschuldner unter Bezugnahme auf die unten genannten »Hedgefondsklagen« die Rückübertragung der BA-CA Aktien sowie hilfsweise Schadensersatz in Höhe von mindestens 13,9 Mrd € geltend gemacht. Die Bank ist davon überzeugt, dass entsprechende Rückübertragungs- bzw. Schadensersatzansprüche nicht bestehen.

- Die Hauptversammlung unserer Bank vom 26./27. Juni 2007 hat die Übertragung der Aktien der Minderheitsaktionäre gegen Zahlung eine angemessenen Barabfindung (38,26 € je Aktie) beschlossen; in derselben Hauptversammlung wurde die Entlastung der Vorstands- und Aufsichtsratsmitglieder für das Geschäftsjahr 2006 beschlossen, während der Antrag auf Bestellung eines Sonderprüfers zurückgewiesen wurde. Gegen diese Beschlüsse wurde von mehr als 100 Aktionären Anfechtungs- und Nichtigkeitsfeststellungsklagen erhoben, insbesondere gegen den Beschluss zur Übertragung der Aktien der außenstehenden Aktionäre. Darüber hinaus wurde von einem Aktionär Klage erhoben mit dem Antrag festzustellen, dass UniCredit und ihren Tochtergesellschaften Rechte aus Aktien der Gesellschaft nicht bestehen. Unsere Bank, die davon ausgeht, dass die Anfechtungsklagen keine Aussicht auf Erfolg haben werden, hat am 7. Dezember 2007 einen Freigabeantrag eingereicht mit dem Ziel, die Eintragung des Übertragungsbeschlusses in das Handelsregister ungeachtet der Anfechtungs- sowie Feststellungs- und Nichtigkeitsklagen gegen diesen Beschluss zu erreichen. Der besondere Vertreter ist in beiden Verfahren betreffend die Beschlüsse der Hauptversammlung vom 26./27. Juni 2007 als Nebenintervenient beigetreten. Auf Basis der Äußerungen des Gerichts in der mündlichen Verhandlung vom 21. Februar 2008 ist die Bank zuversichtlich, dass die Anfechtungsklagen abgewiesen und dem Freigabeantrag stattgegeben werden wird, auch wenn der Ausgang der Verfahren offen ist.



- Insgesamt acht Gesellschaften mit Sitz in den Vereinigten Staaten, auf den Virgin Islands, den Cayman Islands, in British West-Indies und auf den Bermuda, die vortragen, Aktionäre unserer Bank zu sein, haben gegen UniCredit, Herrn Alessandro Profumo sowie Herrn Dr. Wolfgang Sprißler Klage auf Zahlung von Schadensersatz in Höhe von insgesamt 17,35 Mrd € an die HVB AG erhoben (»Hedgefondsklagen«) mit der Begründung, dass die Veräußerung der von unserer Bank an UniCredit S.p.A. bzw. mit ihr verbundene Unternehmen veräußerten Gesellschaften bzw. Geschäftsanteile (insbesondere die Veräußerung der Anteile an der Bank Austria Creditanstalt AG und der IMB sowie die Veräußerung der Asset-Management-Gesellschaften) deutlich unter Wert erfolgt sei.
  Vor dem Hintergrund der für die jeweiligen Transaktionen eingeholten externen unabhängigen Gutachten und da alle Transaktionen at-arms-length erfolgten, bestehen die behaupteten Schadensersatzansprüche nach Überzeugung der Beklagten nicht. Die Kläger der Schadensersatzansprüche sowie ein weiterer Aktionär haben mit denselben Argumenten außerdem gegen unsere Bank Klage erhoben mit dem Antrag festzustellen, dass der Jahresabschluss unserer Bank für das Geschäftsjahr 2006 nichtig sei, weil die vorgenannten Ansprüche in dem Abschluss nicht aktiviert worden seien.

- Verschiedene außenstehende Aktionäre der Bank haben beim LG München I die Durchführung eines Spruchverfahrens zur Festsetzung eines angemessenen Ausgleichs und einer angemessenen Barabfindung beantragt, da es sich bei dem BCA um einen verdeckten Beherrschungs- und Gewinnabführungsvertrag handeln soll. Das LG München I hat mit Beschluss vom 19. Oktober 2007 den Antrag als nicht statthaft abgewiesen. Über die hiergegen von den Aktionären eingelegte sofortige Beschwerde hat das OLG München noch nicht entschieden.

Spruchverfahren Barabfindung Vereins- und Westbank AG

- Die außerordentliche Hauptversammlung der Vereins- und Westbank AG vom 24. Juni 2004 hatte die Übertragung der Aktien der Minderheitsaktionäre der Vereins- und Westbank AG auf die HVB AG beschlossen; nach Erledigung der hiergegen gerichteten Anfechtungsklagen hatte die HVB AG den Minderheitsaktionären der Vereins- und Westbank AG eine – erhöhte – Barabfindung von 26,65 € je Stückaktie (die »26,65-Abfindung«) bezahlt. Ungeachtet dessen haben zahlreiche Minderheitsaktionäre von ihrer Möglichkeit Gebrauch gemacht, die 26,65-Abfindung in einem Spruchverfahren gemäß § 1 Nr. 3 SpruchG überprüfen zu lassen. Das LG Hamburg hat auf Grund eigener Schätzungen die Barabfindung mit Entscheidung vom 2. März 2006 auf 37,20 € je Stückaktie angehoben; gegen diese Entscheidung hat die Bank Rechtsmittel eingelegt. Wir gehen davon aus, dass allenfalls eine weitere geringere Zuzahlung an die ausgeschlossenen Aktionäre der Vereins- und Westbank AG erfolgen muss. Detailliertere Angaben könnten in dem anhängigen Verfahren zu negativen Auswirkungen auf die Rechtsposition der HVB AG führen.

Gewerbesteuerumlage/Hypo Real Estate

- Die HVB AG hat bei verschiedenen Tochtergesellschaften, die im jeweils maßgeblichen Zeitraum zum gewerbesteuerlichen Organkreis der HVB AG bzw. ihrer Vorgängerinstitute gehörten, bis einschließlich 2001 Gewerbesteuerumlagen erhoben bzw. erstattet. Die Hypo Real Estate Bank AG sowie die Hypo Real Estate International AG haben eine angebliche Überzahlung an Gewerbesteuerumlage in Höhe von rund 76 Mio € zuzüglich Zinsen klageweise geltend gemacht. Auf der Basis eingeholter Rechtsgutachten geht die HVB AG davon aus, dass den Klägerinnen die behaupteten Ansprüche nicht zustehen.

5 Geschäftsrisiko

Risikomanagement

Als Geschäftsrisiko definieren wir unerwartete negative Veränderungen des Geschäftsvolumens und/oder der Margen, die nicht auf andere Risikoarten zurückzuführen sind. Die Folge sind nachhaltige Ergebnisrückgänge mit entsprechender Auswirkung auf den Marktwert des Unternehmens. Geschäftsrisiken können vor allem aus deutlich verschlechterten Marktbedingungen, Veränderungen der Wettbewerbsposition oder des Kundenverhaltens, aber auch aus geänderten rechtlichen Rahmenbedingungen resultieren.

Das operative Management des Geschäftsrisikos liegt als Teil des allgemeinen Ertrags- und Kostenmanagements in der Verantwortung der einzelnen Geschäftseinheiten.

Messmethodik
Die Messung des Economic Capital für Geschäftsrisiko erfolgt auf Basis eines Value-at-Risk-Ansatzes. Zu diesem Zweck werden auf Divisionsebene Erlös- und Kostenvolatilitäten herangezogen und unter Berücksichtigung von Korrelationen ein Value-at-Risk ermittelt, welcher die mit dem Geschäftsrisiko einhergehenden möglichen Schwankungen des Unternehmenswerts repräsentiert.

Risikoüberwachung
Das Economic Capital für Geschäftsrisiko wird vom Bereich Risk Control ermittelt, analysiert und an den Chief Risk Officer sowie den Prüfungsausschuss des Aufsichtsrats berichtet.

Im Rahmen des monatlichen Vorstandsreportings des Bereichs Accountings wird die unterjährige Erlös- und Kostenentwicklung der Geschäftseinheiten als Stellhebel des Geschäftsrisikos durch Soll-Ist-Vergleiche nachgehalten.

Quantifizierung und Konkretisierung
Das ermittelte Economic Capital für das Geschäftsrisiko der HVB AG beläuft sich zum Jahresultimo 2007 auf rund 0,5 Mrd €.

Unser Programm zur Steigerung der Effizienz »Prozess-Redesign und -Optimierung (PRO)«, das von uns im Jahr 2004 initiiert wurde, brachten wir im Mai 2007 zu einem erfolgreichen Abschluss. Es gelang uns, sowohl im Back Office-Bereich, also zum Beispiel in der Wertpapierverwahrung, im Zahlungsverkehr und im Corporate Center durch Neuadjustierung von Steuerungsaufgaben und die Vereinfachung von Prozessen erhebliche Kosteneinsparungen zu erzielen.

Beim Kostenmanagement profitiert die HVB AG auch von der Volumensbündelung innerhalb der UniCredit Gruppe sowie dem systematischen Austausch und der Implementierung von Best-Practice-Ansätzen zur Kostensenkung. 2007 wurde nochmals eine Vielzahl weiterer kostensenkender Maßnahmen entlang aller wesentlichen Kostenarten zusätzliche Einsparungen erzielen. Dies betraf zum einen den Personalaufwand, zum anderen aber auch den Sachaufwand. Zusätzliche Einzelheiten zu PRO und dem Kostenmanagement finden sich in den Erläuterungen zu den Spartenberichten Global Banking Services und Human Resources.

6 Risiko aus bankeigenem Immobilienbesitz

Risikomanagement
Unter dieser Risikoart erfassen wir potenzielle Verluste, die aus Marktwertschwankungen unseres Immobilienbestands resultieren.

Grundsätzlich wurde der bankeigene Immobilienbesitz der HVB AG auf unsere Tochter HVB Gesellschaft für Gebäude mbH & Co KG übertragen. Im Zuge der Integration der Vereins- und Westbank AG in 2004 ist indes deren Immobilienbestand auf die HVB AG übergegangen.

Die HVB Immobilien AG war bis 30. September 2007 für das Portfoliomanagement und den Verkauf, das Immobilien- und Gebäudemanagement, die Sanierung und Grundstücksentwicklung sowie für die Vermietung der strategischen und nicht strategischen Immobilien zuständig.

Zum 1. Oktober 2007 hat eine Umstrukturierung im Bereich Corporate Logistics/Facility Management (CLF) stattgefunden. CLF ist ein Teil von Global Banking Services (GBS) und für Corporate Logistics/Facility Management verantwortlich. Zusätzliche Einzelheiten zu der Reorganisation finden sich in den Erläuterungen zu dem Spartenbericht GBS.

Seit 1. Oktober 2007 ist die HVB AG für alle von ihr verantworteten strategischen Immobilien verantwortlich. Unter strategische Immobilien fallen alle bankgenutzten Immobilien. Eine Übertragung von Immobilienbeständen hat nicht stattgefunden.

Für die HVB AG ergibt sich zum Jahresende 2007 ein Economic Capital für bankeigenen Immobilienbesitz von 17 Mio €.

7 Risiko aus Anteils- und Beteiligungsbesitz

Risikomanagement

Unter dieser Risikoart erfassen wir die möglichen Marktwertschwankungen unseres börsennotierten und nicht börsennotierten Anteils- und Beteiligungsbesitzes (ohne operative Tochtergesellschaften der HVB Group). Die Steuerung des Portfolios erfolgt durch den Vorstand.

Messmethodik

Die Risikomessung unserer Beteiligungen nach dem Value-at-Risk-Ansatz basiert auf deren Marktwerten und auf Volatilitäten, die im Falle börsennotierter Beteiligungen aus den jeweiligen Kursschwankungen der Aktie ermittelt werden. Im Falle nicht börsennotierter Beteiligungen werden die Buchwerte als Marktwertschätzer herangezogen sowie die Volatilitäten anhand branchenspezifischer Indizes gewonnen. Um die jüngere Vergangenheit adäquater zu berücksichtigen, erfolgt eine exponentielle Gewichtung bei der Ermittlung der Volatilitäten, wobei der längerfristigen Haltedauer von Beteiligungen Rechnung getragen wird.

Risikoüberwachung

Der Bereich Risk Control ermittelt und analysiert das Economic Capital für Anteils- und Beteiligungsbesitz und berichtet es an den Chief Risk Officer sowie den Prüfungsausschuss des Aufsichtsrats.

Die Aufgabe des Beteiligungscontrollings liegt im Bereich Anteilsbesitz, der dem Chief Financial Officer zugeordnet ist. Dieser Bereich überprüft auf Basis von Prüfungsberichten, Geschäftsberichten und unterjährigen Berichterstattungsinstrumenten regelmäßig die Werthaltigkeit unserer Beteiligungen. Wesentliche negative Wertänderungen werden so frühzeitig erkannt, analysiert und an den Chief Financial Officer berichtet.

Quantifizierung und Konkretisierung

Das Economic Capital der HVB AG reduzierte sich um 0,1 Mrd € auf 0,45 Mrd €. Der Value-at-Risk, ohne Berücksichtigung von Diversifikationseffekten zwischen den Risikoarten, hat sich um 0,1 Mrd € auf 0,8 Mrd € verringert. Reduzierte Diversifikationseffekte auf Grund der nicht mehr zur HVB AG gehörenden Bank Austria Creditanstalt AG sowie die vollständige Rückführung des Anteilsbesitzes an der Münchener Rückversicherungs-Gesellschaft AG führten maßgeblich zu dieser Entwicklung. Nennenswerte gegenläufige Effekte kamen dagegen durch weitere Investitionen in Private Equity Funds (auch im Rahmen der Integration der Geschäftsaktivitäten der UBM) und in Private Equity Co-/Direct Investments mit dem Ziel, risikoadäquate Renditen zu erzielen. Deren Geschäftsentwicklung verlief auch im Geschäftsjahr 2007 sehr erfolgreich.

8 Strategisches Risiko

Risikomanagement

Strategisches Risiko entsteht daraus, dass das Management wesentliche Entwicklungen und Trends im Bankensektor nicht rechtzeitig erkennt oder falsch einschätzt. In der Folge kann es daraufhin zu Grundsatzentscheidungen kommen, die sich hinsichtlich der Erreichung der langfristigen Unternehmensziele ex post als unvorteilhaft erweisen und zudem teilweise schwer reversibel sind.

Ungeachtet der Zugehörigkeit der HVB zur UniCredit Gruppe fällt das Management des strategischen Risikos als Teil der Unternehmenssteuerung in den Verantwortungsbereich des Gesamtvorstands, der mit der Vorgabe der strategischen Ausrichtung der Bank die Risikopositionierung der HVB Group bestimmt.

Messmethodik

Das strategische Risiko wird primär auf qualitativem Wege erfasst. Zu diesem Zweck erfolgt eine laufende Beobachtung des nationalen wie internationalen politischen und wirtschaftlichen Umfelds sowie die permanente Überprüfung unserer eigenen strategischen Positionierung.

Risikoüberwachung

Im Rahmen unserer langfristigen Planung überprüft der Vorstand regelmäßig die festgelegte Strategie der HVB Group. So besteht bei Bedarf die Möglichkeit, mit einer Anpassung des Geschäftsmodells bzw. der Geschäftsprozesse auf geänderte Rahmenbedingungen zu reagieren. Bei der Ableitung derartiger strategischer Initiativen findet in regelmäßigen Abständen eine enge Abstimmung des Vorstands mit dem Aufsichtsrat, insbesondere mit dem Prüfungsausschuss, statt.

Quantifizierung und Konkretisierung

Gesamtwirtschaftliches Risiko

Ein Risiko, das den Erfolg der HVB Group beeinflussen kann, resultiert aus der gesamtwirtschaftlichen Entwicklung in Deutschland, Europa und den Vereinigten Staaten von Amerika und der internationalen Vernetzung des Finanzbereichs. Wegen der strategischen Ausrichtung und der gegenwärtigen Fokussierung der HVB Group auf den

Kernmarkt Deutschland mit den Hauptgeschäftsfeldern Retail-, Private Banking und Firmenkundengeschäft zum einen sowie auf das globale Investment Banking zum anderen gilt dies im Besonderen einerseits für die gesamtwirtschaftliche Entwicklung in Deutschland sowie andererseits für die Entwicklung auf den internationalen Finanz- und Wertpapiermärkten. Veränderungen und Entwicklungen auf und in diesen Märkten sind daher wichtige Einflussfaktoren auf die Vermögens-, Finanz- und Ertragslage HVB Group.

Die befürchteten negativen Auswirkungen durch die Anhebung der Regelsätze von Umsatzsteuer und Versicherungsteuer um jeweils drei Prozentpunkte und den Abbau weiterer Steuervergünstigungen wurden vom ansonsten sehr positiven konjunkturellen Umfeld deutlich überstrahlt. Dank dieser positiven Rahmenbedingungen zeigte sich das volkswirtschaftliche Umfeld in Deutschland im Jahr 2007 äußerst robust. Die deutsche Konjunktur entwickelte sich speziell im ersten Halbjahr leicht über den ambitionierten Erwartungen. Dies wirkte sich für die HVB Group dank ihres diversifizierten Geschäftsmodells im Retailgeschäft, Wealth Management, im Corporate Banking aber auch im Investment Banking im ersten Halbjahr 2007 sehr erfreulich auf das Geschäftsergebnis aus. Das zweite Halbjahr 2007 war hingegen geprägt von der in den USA ausgehenden Subprime Krise, der Zinspolitik der Zentralbanken zur Liquiditätsversorgung der Finanzmärkte und der Abwertung der Leitwährung US-Dollar. Ausgehend von dem in den USA zu verzeichnenden Werteverfall bei forderungsbesicherten Wertpapieren auf Basis von Immobiliendarlehen an Kreditnehmer minderer Bonität (Subprime) kam es zu einer deutlichen Abnahme der Risikobereitschaft der Anleger mit der Folge von Liquiditätsengpässen am Geldmarkt und damit zu einem Anstieg der Geldmarktzinsen bei massiver Ausweitung der Credit Spreads. Wie die gesamte UniCredit Gruppe ist auch die HVB Group nur in geringem Maße direkt von der auslösenden US-Immobilienkrise betroffen. Die daraus resultierenden Finanzmarktturbulenzen zeigten in den letzten Monaten auch Auswirkungen auf die europäischen Finanzmärkte. Dadurch wurde in unterschiedlichem Umfang und Ausmaß natürlich auch der Geschäftsverlauf und die Ergebnisentwicklung der HVB Group, insbesondere in der Division Markets & Investment Banking, beeinflusst. Bei strukturierten Kreditprodukten im Handelsbestand sowie im Markt der syndizierten Finanzierungen waren diese Auswirkungen am deutlichsten zu spüren. Details zu den Finanzmarktturbulenzen und deren Auswirkungen sind dem Kapitel »Entwicklung der HVB Group im schwierigen Kapitalmarktumfeld« im Financial Review der HVB Group zu entnehmen.

Auch im kommenden Jahr können sich die indirekten Folgen, insbesondere mögliche gesamtwirtschaftliche Auswirkungen, auf die HVB Group, insbesondere auf die Division Markets & Investment Banking, weiter auswirken. Entsprechend der seit Jahren allgemein konservativen Kreditpolitik der HVB Group wollen wir auch im Jahr 2008 das direkte Engagement der HVB Group in Immobilienfinanzierungen mit Subprime Merkmalen nicht ausbauen, sodass auch in Zukunft das direkte Risiko aus Subprime Engagements marginal bleiben wird. Dennoch bleibt das Risiko einer weltweiten Abschwächung der Konjunktur infolge der Finanzmarktturbulenzen bestehen, sodass insbesondere bei einer weiteren Zuspitzung der Krise auch im kommenden Jahr die Vermögens-, Finanz- und Ertragslage der HVB Group belastet werden könnte.

Dem gegenüber steht die anhaltend gute Situation am deutschen Arbeitsmarkt, die sich positiv auf die Inlandsnachfrage auswirken könnte. Sie ist ebenso ein freundliches Vorzeichen für die deutsche Konjunktur wie die überwiegend positiven wirtschaftlichen Fundamental- und Exportdaten im gesamten Euroraum. Allerdings gibt es mit steigenden Energie-, Rohstoff und Lebensmittelpreisen auch negative Einflussfaktoren, die eventuell von den Entwicklungen in Übersee noch verstärkt werden können, sodass mit einem zwar leicht abgeschwächten, aber solidem und robustem Wachstum zu rechnen ist.

Aus dem öffentlichen Bereich kommen, trotz des erwarteten ausgeglichenen Staatshaushalts, mit der weiterhin hohen Staatsverschuldung sowie Defiziten in den gesetzlichen Sozialversicherungssystemen auch Vorzeichen, die sich negativ auf die Situation in Deutschland auswirken können.

Deutschland als regionaler Kernmarkt der HVB Group erweist sich auf Grund der positiven Faktoren insgesamt als attraktives Geschäftsumfeld. Dennoch ist auf Grund der externen Einflussfaktoren eine für die Bank nachhaltig positive Entwicklung, insbesondere im Retailbanking und im Firmenkundengeschäft, ungewiss. Bei weiteren negativen Nachrichten von den Finanzmärkten ist unter Umständen mit einer Verschlechterung des Konsumklimas und Zurückhaltung bei Investitionen in Wertpapieren zu rechnen. Sollte dies eintreten, könnte möglicherweise auch das Provisionsgeschäft beeinträchtigt werden.

Sollten die aufgezeigten Risikofaktoren einzeln oder kumulativ auftreten, so könnte dies dazu führen, dass sich die von der HVB Group angestrebten Erfolgsziele nicht in vollem Umfang realisieren lassen.

Die HVB Group ist einer der größten Darlehensgeber des deutschen Mittelstands und einer der führenden Darlehensgeber von privaten und gewerblichen Darlehen in Deutschland. Bei Eintritt der aufgeführten negativen Entwicklungen und einer unter den Erwartungen liegenden Entwicklung der Wirtschaftslage ist nicht auszuschließen, dass die Auswirkungen der Krise auch die Kunden der HVB Group erfassen und die Kreditrisikovorsorge stärker steigt als gegenwärtig vom Management der HVB Group erwartet und so das Niveau der Vorjahre erreicht.

Risiken aus der strategischen Ausrichtung des Konzerns/Integrationsrisiken

Die im Rahmen des Zusammenschlusses der HVB Group mit der UniCredit Gruppe unternommenen Adjustierungen der Strukturen und Produkte zu einem UniCredit gruppenweit abgestimmten Aufbau wurden im ersten Halbjahr 2007 weitestgehend abgeschlossen. Sofern die finale Umsetzung noch nicht vollständig erfolgt ist, wird die Vollendung durch die betroffenen Divisionen ausgeführt. Aus diesen finalisierenden Tätigkeiten könnten der HVB Group unvorhergesehene Schwierigkeiten in allenfalls geringem Umfang entstehen. Die Übernahme der wesentlichen Vermögensgegenstände und der dazugehörigen Verbindlichkeiten der UBM in die HVB AG ist abgeschlossen; allerdings sind in Teilbereichen noch entsprechende Steuerungssysteme anzupassen. Auf die sich in diesem Zusammenhang ergebenden Integrationsrisiken haben wir durch das Aufsetzen von entsprechenden Projekten, die voraussichtlich im 1. Halbjahr 2008 abgeschlossen werden sollen, reagiert.

Der Ausbau des UniCredit weiten Kompetenzzentrums für Investment-Banking-Aktivitäten in der HVB AG ist weiter fortgeschritten. Somit hat sich die HVB Group zu einem chancenreichen, insbesondere in Deutschland präsentem Bankhaus mit breitem Investment Banking Know-how entwickelt. Diese Ausrichtung wird sich durch die geplante Eingliederung der Investment-Banking-Aktivitäten der ehemaligen Capitalia Gruppe im Jahr 2008 sowie der Bündelung weiterer Investment-Banking-Aktivitäten in der HVB AG noch verstärken. Damit sollen langfristig die Ertragschancen der Bank verbessert werden.

Die HVB Group verfolgt ihre bisher erfolgreiche Konzernstrategie konsequent weiter und festigt dadurch im renditeträchtigen Investment-Banking-Geschäft ihre Position als eine der führenden Banken in Europa. Im Vergleich zum klassischen Bankgeschäft ergeben sich durch die Investment-Banking-Aktivitäten zwar höhere Ertragschancen, dem stehen allerdings auch höhere Risiken gegenüber. Insbesondere die Zyklizität und unerwartete Schwankungen auf den internationalen Finanz- und Wertpapiermärkte machen sich in diesem Umfeld stärker bemerkbar. Sollten die Entwicklungen an diesen Märkten entgegen den Erwartungen der HVB Group laufen, so würde dies das Ergebnis der Bank stärker belasten als in den Vorjahren.

Auch die bereits angesprochenen mittelbaren Auswirkungen der Subprime-Krise können an Bedeutung für die HVB Group zunehmen. Sollte sie sich weiter zuspitzen und auf andere Länder, Banken und die Wertpapiermärkte überspringen oder diese negativ beeinflussen, so wäre insbesondere das Handelsergebnis der Division Markets & Investment Banking dadurch belastet.

Risiken aus der Konsolidierung des Bankenmarkts

Die Konsolidierung des deutschen und weltweiten Banken- und Finanzmarkts hält an. Durch die erheblichen Veräußerungserlöse aus der Übertragung der Beteiligung an der BA-CA-Gruppe sowie den weiteren Einheiten in Zentral- und Osteuropa verfügt die HVB Group über eine hohe Kapitalausstattung und liquide Mittel, um zu gegebener Zeit und bei günstigen Gelegenheiten rasch und flexibel aktiv an dieser Entwicklung teilhaben zu können. Neben dem organischen oder akquisitorischen Wachstum in den Kernkompetenzen, sind auch Alternativen wie der Eintritt in andere Märkte westeuropäisch geprägter Regionen Nordeuropas, der Ausbau der Kompetenzen in spezialisierten Nischenbereichen, die weitere Optimierung der aufsichtsrechtlichen Kapitalausstattung sowie die Fortsetzung eines wirtschaftlich sinnvollen Rückkaufs von ausstehenden Hybridfinanzierungen denkbar. Für die Reinvestition der frei gewordenen Mittel können sich auch weiterhin attraktive Möglichkeiten für ein internes wie ein

externes Wachstum ergeben. Die HVB Group beobachtet auch weiterhin laufend insbesondere den deutschen Bankenmarkt und analysiert die Möglichkeiten externen Wachstums durch entsprechende Zukäufe; ebenso werden auch sich bietende Alternativen für organisches Wachstum in den Kernregionen Deutschland, Benelux und Skandinavien jeweils analysiert und soweit sich dies danach für die HVB Group rechnet weiterverfolgt. Allerdings birgt die Suche nach geeigneten Wettbewerbern bzw. Zielgesellschaften auch Risiken. Etwa mangels attraktiver Erwerbsobjekte nicht, erst später oder nicht in dem gewünschten Maße erfolgte Reinvestition zu wider Erwarten weniger günstigen Konditionen bergen das Risiko, an den aktuellen Entwicklungen nicht in dem erwarteten Ausmaß teilhaben und eventuell nicht die erwartete und geplante Rolle in den Kernbereichen einnehmen zu können. Wann und in welchem Maße daher die Vermögens-, Finanz- und Ertragslage der HVB Group durch künftige Investitionen positiv beeinflusst wird, ist derzeit noch nicht sicher. Sollte – wovon der Vorstand der HVB AG nicht ausgeht – die Übertragung der von der HVB AG veräußerten Beteiligungen an der BA-CA-Gruppe sowie den weiteren Einheiten in Zentral- und Osteuropa rückabgewickelt werden und damit die HVB AG auch die erhaltenen Veräußerungserlöse wieder an die Erwerber der jeweiligen Einheiten zurückzahlen müssen, dürfte dies erhebliche nachteilige Auswirkungen auf die von der HVB Group verfolgte Expansionsstrategie haben, da sie dann nicht mehr über die dafür erforderliche hohe Kapitalausstattung und liquiden Mittel verfügen würde.

Harter Wettbewerb bei Finanzdienstleistungen
Der deutsche Markt für Finanzdienstleistungen als Kernmarkt der HVB Group kann auf Grund der Drei-Säulen-Struktur als schwierig bezeichnet werden. Dies trifft auch auf das Investment Banking zu, in dem die HVB Group insbesondere auf dem weltweiten Parkett deutlich größeren Konkurrenten gegenübersteht. Hier im Vergleich mit etablierten angelsächsischen Großbanken die Position auszubauen, stellt für die HVB Group vor dem Hintergrund der großen Marktanteile der Konkurrenten und dem intensiven Wettbewerb eine große Herausforderung dar.

Auch im Commercial Banking, insbesondere im Privatkundengeschäft, existieren auf dem deutschen Markt noch immer Überkapazitäten, sodass hier ein intensiver Wettbewerb um Kunden und Marktanteile vorzufinden ist und sich die HVB Group einem nachhaltigen Konkurrenzkampf zu stellen hat. Allerdings hat die HVB Group hinsichtlich der zur Expansion verfügbaren Mittel und der umgesetzten neuen Konzernstruktur gute Chancen, ihre Marktposition und ihre Erfolgslage weiter zu verbessern. Dennoch kann nicht ausgeschlossen werden, dass im Rahmen der Konsolidierung und Konzentration im Finanzwesen weitere Wettbewerbsintensivierungen – beispielsweise initiiert durch neue nationale oder internationale Zusammenschlüsse von Banken – negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage der HVB Group haben kann.

Um die HVB Group als regionale Bank in einem globalen Netzwerk auch für die Kunden sichtbar zu positionieren und den Wiedererkennungseffekt insbesondere bei den grenzüberschreitend agierenden Firmenkunden zu nutzen, hat die HVB Group für 2008 ein Rebranding beschlossen. Durch die dann auch im Logo und am Auftritt erkennbare Zugehörigkeit zur UniCredit Gruppe wird Kunden und Anlegern die Größe, die damit verbundene Sicherheit sowie die Möglichkeit mit der HVB Group an den internationalen Entwicklungen und Märkten zu partizipieren verdeutlicht. Dies stärkt den öffentlichen Auftritt und kann das Geschäft in allen Divisionen beleben. Allerdings kann nicht ausgeschlossen werden, dass vereinzelt insbesondere Privat- oder Geschäftskunden die HVB Group nicht mehr als »ihre« Bank ansehen und zu anderen Anbietern wechseln. Im – vom Vorstand der HVB Group jedoch als äußerst unwahrscheinlich eingestuften – Falle vermehrter Abwendung von Kunden würde die Position der HVB Group geschwächt und die Vermögens-, Finanz- und Ertragslage negativ beeinflusst.

Gewinn- und Verlustrechnung

für die Zeit vom 1. Januar bis 31. Dezember 2007

Aufwendungen

				in Mio €
			2007	2006
1 Zinsaufwendungen			11 720	9 370
2 Provisionsaufwendungen			568	319
3 Nettoaufwand aus Finanzgeschäften			85	—
4 Allgemeine Verwaltungsaufwendungen				
a) Personalaufwand				
aa) Löhne und Gehälter	1 456			1 478
ab) Soziale Abgaben und Aufwendungen für				
Altersversorgung und für Unterstützung	357			400
		1 813		1 878
darunter: für Altersversorgung				
Mio € 155				(183)
b) andere Verwaltungsaufwendungen		1 414		1 384
			3 227	3 262
5 Abschreibungen und Wertberichtigungen				
auf immaterielle Anlagewerte und Sachanlagen			134	124
6 Sonstige betriebliche Aufwendungen			173	298
7 Abschreibungen und Wertberichtigungen auf				
Forderungen und bestimmte Wertpapiere sowie				
Zuführungen zu Rückstellungen im Kreditgeschäft			2 141	1 735
8 Abschreibungen und Wertberichtigungen auf				
Beteiligungen, Anteile an verbundenen Unternehmen				
und wie Anlagevermögen behandelte Wertpapiere			—	—
9 Aufwendungen aus Verlustübernahme			69	230
10 Außerordentliche Aufwendungen			—	—
11 Einstellungen in den Fonds für allgemeine				
Bankrisiken gemäß § 340g HGB			—	—
12 Steuern vom Einkommen und vom Ertrag			343	150
13 Sonstige Steuern, soweit nicht unter Posten 6				
ausgewiesen			2	5
14 Jahresüberschuss			8 146	1 242
Summe der Aufwendungen			**26 608**	**16 735**

Erträge

			in Mio €
		2007	2006
1 Zinserträge aus			
a) Kredit- und Geldmarktgeschäften	11972		10351
b) festverzinslichen Wertpapieren und Schuldbuchforderungen	3181		1814
		15153	12165
2 Laufende Erträge aus			
a) Aktien und anderen nicht festverzinslichen Wertpapieren	411		390
b) Beteiligungen	223		135
c) Anteilen an verbundenen Unternehmen	179		182
		813	707
3 Erträge aus Gewinngemeinschaften, Gewinnabführungs- oder Teilgewinnabführungsverträgen		412	427
4 Provisionserträge		2090	1783
5 Nettoertrag aus Finanzgeschäften		—	225
6 Erträge aus Zuschreibungen zu Forderungen und bestimmten Wertpapieren sowie aus der Auflösung von Rückstellungen im Kreditgeschäft		1054	931
7 Erträge aus Zuschreibungen zu Beteiligungen, Anteilen an verbundenen Unternehmen und wie Anlagevermögen behandelten Wertpapieren		6827	305
8 Sonstige betriebliche Erträge		259	192
Summe der Erträge		**26608**	**16735**
1 Jahresüberschuss		8146	1242
2 Entnahmen aus Gewinnrücklagen			
a) aus der gesetzlichen Rücklage	—		—
b) aus der Rücklage für eigene Anteile	1		1
c) aus anderen Gewinnrücklagen	—		—
		1	1
3 Einstellungen in Gewinnrücklagen			
a) in die gesetzliche Rücklage	—		—
b) in die Rücklage für eigene Anteile	—		—
c) in andere Gewinnrücklagen	4073		621
		4073	621
4 Bilanzgewinn		4074	622

Bilanz

zum 31. Dezember 2007

Aktiva

			in Mio €
		31.12.2007	31.12.2006
1 Barreserve			
a) Kassenbestand	543		501
b) Guthaben bei Zentralnotenbanken	2943		2427
darunter: bei der Deutschen Bundesbank			
Mio € 2863			(2320)
		3486	2928
2 Schuldtitel öffentlicher Stellen und Wechsel, die zur			
Refinanzierung bei Zentralnotenbanken zugelassen sind			
a) Schatzwechsel und unverzinsliche Schatzanweisungen			
sowie ähnliche Schuldtitel öffentlicher Stellen	10		193
darunter: bei der Deutschen Bundesbank			
refinanzierbar			
Mio € 7			(192)
b) Wechsel	—		20
darunter: bei der Deutschen Bundesbank			
refinanzierbar			
Mio € —			(20)
		10	213
3 Forderungen an Kreditinstitute			
a) täglich fällig	19779		16467
b) andere Forderungen	62912		39887
		82691	56354
darunter: Hypothekendarlehen			
Mio € —			(—)
Kommunalkredite			
Mio € 592			(478)
4 Forderungen an Kunden		148258	150528
darunter: Hypothekendarlehen			
Mio € 70020			(79634)
Kommunalkredite			
Mio € 15436			(13862)
andere durch Grundpfandrechte			
gesicherte Kredite			
Mio € 3931			(5322)
Übertrag:		234445	210023

Passiva

				in Mio €
			31.12.2007	31.12.2006
1 Verbindlichkeiten gegenüber Kreditinstituten				
a) täglich fällig		17806		25232
b) mit vereinbarter Laufzeit oder Kündigungsfrist		96086		72621
			113892	97853
darunter: begebene Hypotheken-Namenspfandbriefe				
Mio € 1892				(2615)
begebene öffentliche Namenspfandbriefe				
Mio € 543				(698)
zur Sicherstellung aufgenommener Darlehen an den Darlehensgeber aus-gehändigte Hypotheken-Namenspfandbriefe				
Mio € 2				(24)
und öffentliche Namenspfandbriefe				
Mio € 7				(12)
2 Verbindlichkeiten gegenüber Kunden				
a) Spareinlagen				
aa) mit vereinbarter Kündigungsfrist von 3 Monaten	12287			13528
ab) mit vereinbarter Kündigungsfrist von mehr als 3 Monaten	129			152
		12416		13680
b) begebene Hypotheken-Namenspfandbriefe		11194		11895
c) begebene öffentliche Namenspfandbriefe		3813		3368
d) andere Verbindlichkeiten				
da) täglich fällig	35688			37621
db) mit vereinbarter Laufzeit oder Kündigungsfrist	60132			37413
darunter: zur Sicherstellung aufgenommener Darlehen an den Darlehensgeber aus-gehändigte Hypotheken-Namenspfandbriefe				
Mio € 87				(238)
und öffentliche Namenspfandbriefe				
Mio € 61				(90)
		95820		75034
			123243	103977
Übertrag:			237135	201830

Aktiva

				in Mio €
			31.12.2007	31.12.2006
Übertrag:			234445	210023
5 Schuldverschreibungen und andere				
festverzinsliche Wertpapiere				
a) Geldmarktpapiere				
aa) von öffentlichen Emittenten	602			210
darunter: beleihbar bei der				
Deutschen Bundesbank				
Mio € 118				(124)
ab) von anderen Emittenten	7540			468
darunter: beleihbar bei der				
Deutschen Bundesbank				
Mio € 2076				(303)
		8142		678
b) Anleihen und Schuldverschreibungen				
ba) von öffentlichen Emittenten	13657			12129
darunter: beleihbar bei der				
Deutschen Bundesbank				
Mio € 12511				(10030)
bb) von anderen Emittenten	59840			43965
darunter: beleihbar bei der				
Deutschen Bundesbank				
Mio € 26831				(21613)
		73497		56094
c) eigene Schuldverschreibungen		12973		9541
Nennbetrag Mio € 13727				(9880)
			94612	66313
6 Aktien und andere nicht festverzinsliche Wertpapiere			29905	24091
7 Beteiligungen			981	1258
darunter: an Kreditinstituten				
Mio € 19				(19)
an Finanzdienstleistungsinstituten				
Mio € —				(—)
8 Anteile an verbundenen Unternehmen			3088	10728
darunter: an Kreditinstituten				
Mio € 1191				(8432)
an Finanzdienstleistungsinstituten				
Mio € 46				(100)
Übertrag:			363031	312413

Passiva

				in Mio €
			31.12.2007	31.12.2006
Übertrag:			237 135	201 830
3 Verbriefte Verbindlichkeiten				
a) begebene Schuldverschreibungen				
aa) Hypothekenpfandbriefe	24 086			28 438
ab) öffentliche Pfandbriefe	3 155			3 027
ac) sonstige Schuldverschreibungen	43 675			40 069
		70 916		71 534
b) andere verbriefte Verbindlichkeiten		3		3
darunter: Geldmarktpapiere				
Mio € —				(—)
eigene Akzepte und Solawechsel im Umlauf				
Mio € 3				(3)
			70 919	71 537
4 Treuhandverbindlichkeiten			250	459
darunter: Treuhandkredite				
Mio € 250				(459)
5 Sonstige Verbindlichkeiten			29 870	20 911
6 Rechnungsabgrenzungsposten				
a) aus dem Emissions- und Darlehensgeschäft		132		195
b) andere		299		344
			431	539
7 Rückstellungen				
a) Rückstellungen für Pensionen und ähnliche Verpflichtungen		1 508		1 475
b) Steuerrückstellungen		700		560
c) andere Rückstellungen		1 878		1 823
			4 086	3 858
8 Nachrangige Verbindlichkeiten			8 335	8 664
9 Genussrechtskapital			614	614
darunter: vor Ablauf von zwei Jahren fällig				
Mio € 409				(409)
10 Fonds für allgemeine Bankrisiken			291	291
Übertrag:			351 931	308 703

Bilanz

Aktiva

			in Mio €
		31.12.2007	31.12.2006
Übertrag:		363031	312413
9 Treuhandvermögen		250	459
darunter: Treuhandkredite			
Mio € 250			(459)
10 Immaterielle Anlagewerte		291	290
11 Sachanlagen		369	383
12 Eigene Aktien oder Anteile		—	1
Nennbetrag Mio € —			(—)
13 Sonstige Vermögensgegenstände		9773	7923
14 Rechnungsabgrenzungsposten			
a) aus dem Emissions- und Darlehensgeschäft	206		293
b) andere	98		123
		304	416
Summe der Aktiva		**374018**	**321885**

Passiva

				in Mio €
			31.12.2007	31.12.2006
Übertrag:			351931	308703
11 Eigenkapital				
a) gezeichnetes Kapital		2407		2252
eingeteilt in:				
Stück 787830072 auf den Inhaber lautende				
Stammaktien				
Stück 14553600 auf den Namen lautende				
Vorzugsaktien ohne Stimmrecht				
b) Kapitalrücklage		9791		8886
c) Gewinnrücklagen				
ca) gesetzliche Rücklage	—			—
cb) Rücklage für eigene Anteile	—			1
cc) andere Gewinnrücklagen	5815			1421
		5815		1422
d) Bilanzgewinn		4074		622
			22087	13182
Summe der Passiva			**374018**	**321885**
1 Eventualverbindlichkeiten				
a) Eventualverbindlichkeiten aus weitergegebenen				
abgerechneten Wechseln		—		—
b) Verbindlichkeiten aus Bürgschaften und				
Gewährleistungsverträgen		36624		30414
c) Haftung aus der Bestellung von Sicherheiten				
für fremde Verbindlichkeiten		—		—
			36624	30414
2 Andere Verpflichtungen				
a) Rücknahmeverpflichtungen aus				
unechten Pensionsgeschäften		—		—
b) Platzierungs- und Übernahmeverpflichtungen		—		—
c) Unwiderrufliche Kreditzusagen		39271		38475
			39271	38475

Anhang

Rechtsgrundlagen

Der Jahresabschluss der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) für das Geschäftsjahr 2007 ist nach den Rechnungslegungsvorschriften des Handelsgesetzbuches (HGB), des Aktiengesetzes (AktG), des Pfandbriefgesetzes (PfandBG) sowie der Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute (RechKredV) aufgestellt worden.

Die Bank ist in allen wesentlichen Sparten einer Geschäftsbank und Pfandbriefbank tätig.

Die nach § 161 AktG vorgeschriebenen Erklärungen zum Corporate-Governance-Kodex sind auf unserer Internet-Seite www.hvb.com/geschaeftsbericht veröffentlicht.

Bilanzierungs-, Bewertungs- und Ausweismethoden

Auf Änderungen der Bilanzierungs- und Bewertungsmethoden sowie auf Ausweisänderungen weisen wir bei den jeweiligen Positionen hin.

Schuldtitel öffentlicher Stellen und Wechsel (Aktivposten 2) sind mit ihrem Barwert, also um Abzinsungsbeträge gekürzt, ausgewiesen.

Die Bewertung unserer Forderungen (Aktivposten 3 und 4) erfolgt grundsätzlich nach dem strengen Niederstwertprinzip des § 253 Abs. 3 Satz 1 HGB. Für alle erkennbaren Adressrisiken im Kreditgeschäft haben wir Einzelwertberichtigungen oder Rückstellungen in Höhe der erwarteten Ausfälle gebildet. Einzelwertberichtigungen und Rückstellungen werden aufgelöst, soweit das Ausfallrisiko entfallen ist, oder verbraucht, wenn die Forderung als uneinbringlich eingestuft und ausgebucht wird. Bei der Ermittlung der Höhe der Wertberichtigungen gemäß § 253 HGB wurde im Berichtsjahr erstmals der diskontierte Bestand an erwarteten Rückflüssen herangezogen um eine Angleichung an internationale Rechnungslegungsstandards zu erreichen.

Für Ausleihungen in Ländern mit akutem Transferrisiko oder Bürgschaftsverpflichtungen mit vergleichbarem Risiko bilden wir pauschalierte Einzelwertberichtigungen oder Rückstellungen. In die Länderwertberichtigung beziehen wir neben umgeschuldeten Krediten weitere Finanzkredite (Laufzeiten über ein Jahr) ein. Uns zustehende, werthaltige Sicherheiten vermindern dabei unser Ausfallrisiko. Der Kreis der Länder mit akutem Transferrisiko und die Höhe des entsprechenden Wertberichtigungssatzes wird der jeweiligen aktuellen Risikosituation angepasst.

Latenten Kreditrisiken tragen wir durch die Bildung von Pauschalwertberichtigungen Rechnung. Bei der Bewertung der inländischen latenten Kreditrisiken wenden wir die Grundsätze der deutschen Finanzverwaltung zur steuerlichen Anerkennung von Pauschalwertberichtigungen bei Kreditinstituten an.

Wie die übrigen Forderungen setzen wir auch die Hypothekendarlehen mit ihrem Nennbetrag an. Unterschiede zwischen Nenn- und Auszahlungsbeträgen werden in die Rechnungsabgrenzung eingestellt und planmäßig erfolgswirksam aufgelöst.

Wertpapiere sind in den Bilanzpositionen Schuldverschreibungen und andere festverzinsliche Wertpapiere (Aktivposten 5) sowie Aktien und andere nicht festverzinsliche Wertpapiere (Aktivposten 6) ausgewiesen. Die gesamten Wertpapiere haben wir nach definierten Kriterien wie Haltedauer und Geschäftszweck dem Handels-, Anlage- oder Liquiditätsvorsorgebestand (Wertpapiere, die weder Teil des Handelsbestandes sind noch wie Anlagevermögen behandelt werden) zugeordnet. Der Gesamtbestand der Bank besteht zum Bilanzstichtag zu 88,6% aus Handelsbeständen, zu 11,2% aus Wertpapieren der Liquiditätsvorsorge und zu 0,2% aus Wertpapieren, die wie Anlagevermögen behandelt wurden.

Die wie Anlagevermögen behandelten Wertpapiere bewerten wir nach den Vorschriften des § 253 Abs. 2 Satz 3 HGB, nach denen Abschreibungen nur bei einer voraussichtlich dauernden Wertminderung vorzunehmen sind. Dagegen werden Liquiditätsvorsorgebestände grundsätzlich nach dem strengen Niederstwertprinzip des § 253 Abs. 3 Satz 1 HGB bewertet. Liquiditätsvorsorgebestände, die in Portfolios strukturiert sind, behandeln wir nach den Grundsätzen der Bewertung von Bewertungseinheiten. Für gleiche Risikoarten bilden wir dazu ex ante definierte, strengen Voraussetzungen unterliegende

und dokumentierte Bewertungseinheiten aus bilanzwirksamen Grundgeschäften (zum Beispiel festverzinsliche Wertpapiere) und dazugehörigen Hedgeinstrumenten (zum Beispiel Interest Rate Swaps). Innerhalb der einzelnen Bewertungseinheit verrechnen wir positive und negative Bewertungsergebnisse der einzeln bewerteten Finanzinstrumente. Ein sich insgesamt ergebender Bewertungsgewinn wird bei der Ergebnisermittlung grundsätzlich nicht berücksichtigt, für einen Verlustsaldo bilden wir Rückstellungen für drohende Verluste aus schwebenden Geschäften.

Handelsbestände fassen wir für Zwecke der Rechnungslegung mit Handelskontrakten zu Portfolien zusammen und bewerten diese Portfolien nach einem modifizierten Mark-to-Market-Verfahren. Die zusammengefassten Handelsbestände und -kontrakte werden zu Marktpreisen bewertet und – im Falle eines positiven Bewertungsüberhangs – um das mit mathematischen Verfahren berechnete Verlustpotenzial des Portfolios (Value-at-Risk-Abschlag auf Basis einer Haltedauer von 10 Tagen) gekürzt, sodass keine unrealisierten Gewinne aus offenen Positionen in die Gewinn- und Verlustrechnung einfließen. Dem handelsrechtlichen Vorsichtsprinzip wird dadurch Rechnung getragen, dass dieses Verfahren auf die aktiv gemanagten und liquiden Portfolien des Handelsbuches beschränkt ist und dass der Value-at-Risk-Abschlag zukünftige Unsicherheiten berücksichtigt. Es handelt sich dabei nicht um Unsicherheiten bei der Ermittlung der angesetzten Zeitwerte. Durch Berücksichtigung des Value-at-Risk-Abschlages wird ein Wert angesetzt, der die Bank gegen potenzielle Verlustpositionen schützt, die in einem definierten Zeitraum zwingend glattgestellt oder terminiert werden müssen.

Die Bewertungsergebnisse für Wertpapiere und Derivate werden entweder auf Basis von externen Kursquellen (zum Beispiel Börsenkurse oder andere Kurslieferanten wie Reuters) oder auf Basis von Marktwerten aus internen Bewertungsmodellen (Mark-to-Modell) berechnet. Für Wertpapiere werden überwiegend Kurse von externen Kursquellen für die Ermittlung des Bewertungsergebnisses verwendet.

Derivate werden zum größten Teil auf Basis von Bewertungsmodellen bewertet. Die Parameter für unsere internen Bewertungsmodelle (zum Beispiel Zinskurven, Volatilitäten, Spreads) werden aus externen Quellen entnommen und durch das Risikocontrolling auf ihre Plausibilität und Korrektheit hin geprüft.

Zur Berücksichtigung aller Risiken bei der Bewertung wird ein so genannter »Fair-Value-Abschlag« bei bestimmten Finanzinstrumenten vorgenommen. Dieser »Fair-Value-Abschlag« berücksichtigt die folgenden drei Einflussgrößen:

- Close-Out-Costs: Marktwertabschlag für Kosten, die bei der Liquidierung von Positionen im täglichen Geschäftsverlauf entstehen können.
- Less Liquid Positions: Marktwertabschlag für Produkte in weniger liquiden Märkten, da hier im Falle einer Liquidation der Position der aktuelle Marktwert gegebenenfalls nicht erzielt werden kann.
- Model Risks: Marktwertabschlag für die Unsicherheit von Bewertungsparametern und Bewertungsannahmen des verwendeten Bewertungsmodells.

Hierdurch verbessern wir die Qualität unserer Marktwerte, die aus externen Quellen und aus unseren Bewertungsmodellen stammen. Der Fair-Value-Abschlag trägt den oben genannten Einflussfaktoren auf alle Marktwerte Rechnung. Durch die Berücksichtigung dieser Einflussfaktoren wird die mittels Bewertungsmodellen ermittelte Markbewertung an die tatsächlich erwarteten Erlöse angepasst.

Ausführliche Angaben zu unseren bilanzunwirksamen Finanzkontrakten mit detaillierten Aufgliederungen des Nominalvolumens und der Kontrahentenstruktur haben wir in den Risikobericht aufgenommen.

Beteiligungen und Anteile an verbundenen Unternehmen (Aktivposten 7 und 8) werden zu Anschaffungskosten oder – bei dauerhafter Wertminderung – zum niedrigeren beizulegenden Wert am Bilanzstichtag angesetzt.

Gewinne und Verluste bei Personengesellschaften sowie Gewinnausschüttungen von Kapitalgesellschaften erfassen wir bei Mehrheitsbeteiligungen grundsätzlich periodengleich im Jahr des Entstehens.



Beim Ausweis der Erträge aus Zuschreibungen zu Beteiligungen, Anteilen an verbundenen Unternehmen und wie Anlagevermögen behandelten Wertpapieren (E.7) sowie der Abschreibungen und Wertberichtigungen auf diese Finanzanlagen (A.8) wenden wir das Wahlrecht des § 340c Abs. 2 Satz 2 HGB an. Wir kompensieren die entsprechenden Aufwendungen und Erträge, die auch Erfolge aus der Veräußerung von Finanzanlagen enthalten.

Unter immaterielle Anlagewerte (Aktivposten 10) weisen wir Software aus. Software bewerten wir zu Anschaffungskosten, die wir über eine erwartete Nutzungsdauer von 3 bis 5 Jahren planmäßig abschreiben.

Unser Sachanlagevermögen (Aktivposten 11) bewerten wir zu Anschaffungs- bzw. Herstellungskosten, die wir – soweit es sich um abnutzbare Vermögensgegenstände handelt – um planmäßige lineare Abschreibungen entsprechend der erwarteten Nutzungsdauer mindern. Dabei lehnen wir uns eng an die Abschreibungsvorschriften des § 7 EStG in Verbindung mit den amtlichen Abschreibungstabellen für Mobilien an. Geringwertige Wirtschaftsgüter werden im Anschaffungsjahr voll abgeschrieben und im Anlagespiegel als Zu- und Abgang gezeigt. Zugänge bei Vermögensgegenständen der Betriebs- und Geschäftsausstattung schreiben wir im Jahr der Anschaffung zeitanteilig ab.

Verbindlichkeiten (Passivposten 1 bis 3 sowie 8 und 9) passivieren wir mit ihrem Rückzahlungsbetrag; eine Differenz zum Ausgabebetrag wird als Rechnungsabgrenzungsposten erfasst und planmäßig aufgelöst. Verbindlichkeiten ohne laufende Zinszahlungen werden mit ihrem Barwert angesetzt.

Rückstellungen für Steuern, ungewisse Verbindlichkeiten und drohende Verluste aus schwebenden Geschäften (Passivposten 7) bemessen wir entsprechend den Grundsätzen vorsichtiger kaufmännischer Beurteilung in Höhe der voraussichtlichen Zahlungsverpflichtung. Der Ansatz erfolgt zum Nominalwert, soweit nicht die bilanzrechtlichen Vorschriften eine Abzinsung erfordern. Pensionsrückstellungen haben wir nach versicherungsmathematischen Grundsätzen (Rechnungszinsfuß 6%) mit dem Teilwert nach § 6a EStG in Verbindung mit R 6a EStR in steuerlich maximal zulässiger Höhe gebildet. Wertguthaben der Mitarbeiter für Altersteilzeit wurden nach § 8a Altersteilzeitgesetz durch Einbringung oder Verpfändung von Wertpapieren an den Treuhänder gesichert.

Ergebnisunterschiede zwischen Handelsbilanz und Steuerbilanz, die sich im Zeitablauf voraussichtlich wieder ausgleichen (so genannte Timing Differences), werden in Nebenrechnungen erfasst. Aktivische und passivische latente Steuern werden saldiert. Ein verbleibender aktivischer Saldo wird gemäß § 274 Abs. 2 HGB nicht angesetzt.

Unser Jahresergebnis ist durch steuerlich bedingte Mehrabschreibungen bzw. unterlassene Zuschreibungen nicht beeinflusst worden.

Währungsumrechnung

Die Währungsumrechnung erfolgt nach den in § 340h HGB vorgegebenen Grundsätzen. Daneben beachten wir die zur Währungsumrechnung für Kreditinstitute vom Bankenfachausschuss des Instituts der Wirtschaftsprüfer erlassene Stellungnahme 3/1995. Danach werden auf ausländische Währung lautende Vermögensgegenstände und Schulden sowie am Bilanzstichtag nicht abgewickelte Kassageschäfte grundsätzlich mit marktgerechten Kursen am Bilanzstichtag in Euro umgerechnet. Wie Anlagevermögen behandelte Vermögensgegenstände ohne besondere Deckung werden demgegenüber mit ihrem Anschaffungskurs angesetzt. Nicht abgewickelte Termingeschäfte werden zum Terminkurs am Bilanzstichtag bewertet.

Erfolge, die sich aus der Währungsumrechnung bilanzwirksamer Positionen sowie aus der Bewertung von Terminkontrakten zum Jahresultimo ergeben, werden in der Gewinn- und Verlustrechnung berücksichtigt. Darin enthaltene Umrechnungsgewinne aus sich im Zahlungsverkehr ergebenden offenen Positionen werden zeitnah realisiert. Signifikante Erfolgsverschiebungen ergeben sich dabei nicht. Bei vorhandenen strategischen Währungspositionen bilden wir für negative Bewertungsergebnisse Rückstellungen für drohende Verluste aus schwebenden Geschäften. Nicht realisierte positive Bewertungsergebnisse bleiben dagegen außer Ansatz.

Angaben zur Bilanz

Laufzeitgliederung bestimmter Aktivposten

			in Mio €
		2007	2006
A 3 b)	Andere Forderungen an Kreditinstitute		
	mit Restlaufzeit bis 3 Monate	41979	30339
	mehr als 3 Monate bis 1 Jahr	13576	1906
	mehr als 1 Jahr bis 5 Jahre	4571	4792
	mehr als 5 Jahre	2786	2850
A 4)	Forderungen an Kunden		
	mit Restlaufzeit bis 3 Monate	14986	12433
	mehr als 3 Monate bis 1 Jahr	9932	9699
	mehr als 1 Jahr bis 5 Jahre	34845	30250
	mehr als 5 Jahre	72986	84139
	mit unbestimmter Laufzeit	15509	14007
A 5)	Schuldverschreibungen und andere festverzinsliche Wertpapiere im Folgejahr fällig werdende Beträge	20484	6369

Laufzeitgliederung bestimmter Passivposten

			in Mio €
		2007	2006
P 1 b)	Verbindlichkeiten gegenüber Kreditinstituten		
	mit vereinbarter Laufzeit oder Kündigungsfrist		
	mit Restlaufzeit bis 3 Monate	71993	48327
	mehr als 3 Monate bis 1 Jahr	7912	5432
	mehr als 1 Jahr bis 5 Jahre	8883	11825
	mehr als 5 Jahre	7298	7037
	Verbindlichkeiten gegenüber Kunden		
P 2 ab)	Spareinlagen mit vereinbarter Kündigungsfrist von mehr als 3 Monaten		
	mit Restlaufzeit bis 3 Monate	5	6
	mehr als 3 Monate bis 1 Jahr	36	44
	mehr als 1 Jahr bis 5 Jahre	39	102
	mehr als 5 Jahre	49	—
P 2 b)	Begebene Hypotheken-Namenspfandbriefe,		
P 2 c)	begebene öffentliche Namenspfandbriefe,		
P 2 db)	andere Verbindlichkeiten mit vereinbarter Laufzeit oder Kündigungsfrist		
	mit Restlaufzeit bis 3 Monate	47184	26345
	mehr als 3 Monate bis 1 Jahr	5265	3192
	mehr als 1 Jahr bis 5 Jahre	8892	8242
	mehr als 5 Jahre	13798	14897
	Verbriefte Verbindlichkeiten		
P 3 a)	Begebene Schuldverschreibungen im Folgejahr fällig werdende Beträge	28154	23876
P 3 b)	Andere verbriefte Verbindlichkeiten		
	mit Restlaufzeit bis 3 Monate	3	3
	mehr als 3 Monate bis 1 Jahr	—	—
	mehr als 1 Jahr bis 5 Jahre	—	—
	mehr als 5 Jahre	—	—

Beziehungen zu verbundenen Unternehmen und zu Beteiligungsunternehmen

				in Mio €
	AN/GEGENÜBER VERBUNDENE(N) UNTERNEHMEN 2007	AN/GEGENÜBER VERBUNDENE(N) UNTERNEHMEN 2006	AN/GEGENÜBER UNTERNEHMEN MIT BETEILIGUNGS-VERHÄLTNIS 2007	AN/GEGENÜBER UNTERNEHMEN MIT BETEILIGUNGS-VERHÄLTNIS 2006
Forderungen an Kreditinstitute	25535	16631	964	116
Forderungen an Kunden	2862	3106	3006	1404
Schuldverschreibungen und andere festverzinsliche Wertpapiere	2149	909	1477	205
Verbindlichkeiten gegenüber Kreditinstituten	30915	24682	136	155
Verbindlichkeiten gegenüber Kunden	4672	4889	4661	3266
Verbriefte Verbindlichkeiten	2091	2959	—	70
Nachrangige Verbindlichkeiten	1589	1642	—	—

Treuhandgeschäfte

Die Gesamtbeträge des Treuhandvermögens und der Treuhandverbindlichkeiten gliedern sich in folgende Aktiv- und Passivposten:

		in Mio €
	2007	2006
Forderungen an Kreditinstitute	85	247
Forderungen an Kunden	165	212
Aktien und andere nicht festverzinsliche Wertpapiere	—	—
Beteiligungen	—	—
Sonstige Vermögensgegenstände	—	—
Treuhandvermögen	**250**	**459**
Verbindlichkeiten gegenüber Kreditinstituten	7	8
Verbindlichkeiten gegenüber Kunden	243	52
Verbriefte Verbindlichkeiten	—	399
Treuhandverbindlichkeiten	**250**	**459**

Vermögensgegenstände und Schulden in Fremdwährung

Unser Fremdwährungsvolumen besteht zu 58,8% aus USD, zu 16,1% aus GBP und zu 9,8% aus JPY.

		in Mio €
	2007	2006
Vermögensgegenstände	63772	55067
Schulden	49874	48015

Dargestellt sind die Euro-Gegenwerte aller Währungen. Betragliche Unterschiede zwischen Vermögensgegenständen und Schulden sind in der Regel durch außerbilanzielle Geschäfte ausgeglichen.

Nachrangige Vermögensgegenstände

Nachrangige Vermögensgegenstände sind in folgenden Aktivposten enthalten:

		in Mio €
	2007	2006
Forderungen an Kreditinstitute	1521	1678
Forderungen an Kunden	649	444
Schuldverschreibungen und andere festverzinsliche		
Wertpapiere	3041	2472
Aktien und andere nicht festverzinsliche Wertpapiere	83	89
darunter: eigene Genussscheine		
aus Marktpflegebeständen	17	2

Wertpapiere und Finanzanlagen

Die in den entsprechenden Bilanzpositionen enthaltenen börsenfähigen Wertpapiere teilen sich nach börsennotierten und nicht börsennotierten Wertpapieren wie folgt auf:

in Mio €

	BÖRSENFÄHIGE WERTPAPIERE 2007	BÖRSENFÄHIGE WERTPAPIERE 2006	DAVON: BÖRSENNOTIERT 2007	DAVON: BÖRSENNOTIERT 2006	DAVON: NICHT BÖRSENNOTIERT 2007	DAVON: NICHT BÖRSENNOTIERT 2006
Schuldverschreibungen und andere festverzinsliche Wertpapiere	94611	66313	69060	52150	25551	14163
Aktien und andere nicht festverzinsliche Wertpapiere	25340	19756	24013	19099	1327	657
Beteiligungen	132	548	132	547	—	1
Anteile an verbundenen Unternehmen	262	6892	262	6892	—	—

Die gesamten Handelsbestände werden nach einem modifizierten Mark-to-Market-Verfahren bewertet (siehe auch Abschnitt Bilanzierungs-, Bewertungs- und Ausweismethoden).

Für Risiken in den Modellannahmen wurde ein Fair-Value-Abschlag (siehe auch Abschnitt Bilanzierungs-, Bewertungs- und Ausweismethoden) erfolgswirksam angesetzt. Dieser wurde, für Bestände im Handelsbuch, im Nettoertrag aus Finanzgeschäften bzw. für die sonstigen Wertpapier- und Derivatebestände in der Position Abschreibungen und Wertberichtigungen auf Forderungen und bestimmte Wertpapiere sowie Zuführungen zu Rückstellungen im Kreditgeschäft berücksichtigt.

Die wie Anlagevermögen behandelten Wertpapiere enthalten Finanzinstrumente, die über ihrem beizulegendem Zeitwert ausgewiesen werden. Der Buchwert dieser Wertpapiere beträgt 168 Mio €, der beizulegende Zeitwert 166 Mio €. Auf Grund der Entwicklung der Zins- und Bonitätsrisiken gehen wir bei diesen Wertpapieren nicht von einer dauerhaften Wertminderung aus.

Eigene Aktien

Am 31. Dezember 2007 hatten weder die HVB AG noch von ihr abhängige oder in Mehrheitsbesitz stehende Unternehmen wesentliche Bestände an Aktien (eigene Aktien) oder anderen Eigenkapitalinstrumenten der HVB AG im Bestand.

Der Erwerb eigener Aktien erfolgte für den Zeitraum vom 1. Januar 2007 bis 27. Juni 2007 auf Grundlage der durch den Hauptversammlungsbeschluss der HVB AG vom 23. Mai 2006 sowie für den Zeitraum 28. Juni 2007 bis 31. Dezember 2007 auf Grundlage der durch den Hauptversammlungsbeschluss der HVB AG vom 27. Juni 2007 erteilten Ermächtigung gemäß §71 Abs. 1 Nr. 7 AktG.

Im Rahmen des Wertpapierhandelsgeschäfts haben die HVB AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen zum Zwecke des Wertpapierhandels gemäß §71 Abs. 1 Nr. 7 AktG 1199342 Aktien der HVB AG zu den jeweiligen Tageskursen erworben und 1223602 Aktien der HVB AG zu den jeweiligen Tageskursen veräußert.

Die eigenen Aktien wurden zu einem durchschnittlichen Ankaufspreis von 38,99 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 38,84 € je Stück wieder veräußert. Die im Berichtszeitraum gekauften Stücke entsprechen einem Betrag von 4 Mio € bzw. 0,16% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien belief sich während des Berichtszeitraumes auf 23858 Aktien, das entspricht einem Betrag von 0,1 Mio € bzw. 0,03% des Grundkapitals.

Am 31. Dezember 2007 waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß §71e Abs. 1 Satz 2 AktG insgesamt 208132 eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 0,6 Mio € bzw. einem Anteil von 0,03% des Grundkapitals.

Angaben zur Bilanz

Entwicklung des Anlagevermögens

in Mio €

	ANSCHAFFUNGS-/ HERSTELLUNGSKOSTEN 1	ZUGÄNGE GESCHÄFTSJAHR 2	ABGÄNGE GESCHÄFTSJAHR 3	UMBUCHUNGEN GESCHÄFTSJAHR[2] 4
Immaterielle Anlagewerte	596	107	21	−2
davon: Geschäfts- oder Firmenwert	—	—	—	—
Software	596	107	21	−2
Sachanlagen	660	30	34	−4
davon: im Rahmen der eigenen Tätigkeit genutzte				
Grundstücke und Gebäude	292	—	—	—
Betriebs- und Geschäftsausstattung	368	30	34	−4
Andere Vermögensgegenstände des Anlagevermögens	23	—	—	—
	ANSCHAFFUNGS-KOSTEN			VERÄNDERUNGEN +/−[1]
Beteiligungen	1398			−417
Anteile an verbundenen Unternehmen	3549			−461
Wertpapiere des Anlagevermögens	996			−723

1 Von der Zusammenfassungsmöglichkeit des §34 Abs.3 RechKredV wurde Gebrauch gemacht.
2 In der Spalte Umbuchungen Geschäftsjahr zeigen wir Wertveränderungen aus der Währungsumrechnung.

Immaterielle Anlagewerte

System- und Anwendungssoftware weisen wir gemäß IDW RS HFA 11 unter immaterielle Anlagewerte aus.

Auf nicht genutzte Software-Entwicklungen werden außerplanmäßige Abschreibungen vorgenommen.

Sonstige Vermögensgegenstände

in Mio €

	2007	2006
Bezahlte Prämien für noch nicht fällige Optionsgeschäfte	7665	5780
Gewinnansprüche	575	600
Ansprüche auf Steuererstattungen	341	234
Variation Margin DTB	278	—
Kapitalanlagen bei Lebensversicherungsgesellschaften	187	204
Inkassopapiere wie Schecks, fällige Schuld-		
verschreibungen, Zins- und Dividendenscheine	153	185
Ausgleichsposten für gebundene Währungspositionen	145	321
Fusionsbedingte Zeitwertdifferenzen		
aus VuW AG-Portfolios	83	139
Kaufpreisforderungen	5	19
Bewertungsausgleichsposten aus Handelsbeständen	—	37
Gesellschaftsanteile zur Weiterveräußerung	—	1

Aktive Rechnungsabgrenzungsposten

Der aktive Rechnungsabgrenzungsposten aus dem Emissions- und Darlehensgeschäft enthält:

in Mio €

	2007	2006
Disagio aus Verbindlichkeiten	206	289
Agio aus Forderungen	—	4

Sicherheitenübertragung für eigene Verbindlichkeiten

Für nachstehende Verbindlichkeiten wurden Vermögensgegenstände in Höhe von insgesamt 38889 Mio € als Sicherheit übertragen.

in Mio €

	2007	2006
Verbindlichkeiten gegenüber Kreditinstituten	30171	28796
Verbindlichkeiten gegenüber Kunden	8718	5520
Rückstellungen für Pensionen und ähnliche		
Verpflichtungen	1508	1475

Die eigenen Verbindlichkeiten, für die wir Sicherheiten stellen, betreffen unter anderem Sonderkreditmittel der KfW und ähnlicher Institute, die wir zu deren Bedingungen weitergegeben haben.

in Mio €

ZUSCHREIBUNGEN GESCHÄFTSJAHR 5	ABSCHREIBUNGEN KUMULIERT 6	PLANMÄSSIGE ABSCHREIBUNGEN GESCHÄFTSJAHR 7	AUSSERPLANMÄSSIGE ABSCHREIBUNGEN GESCHÄFTSJAHR 8	RESTBUCHWERT 31.12.2007 9	RESTBUCHWERT 31.12.2006 10
—	389	71	12	291	290
—	—	—	—	—	—
—	389	71	12	291	290
—	283	5	1	369	383
—	51	9	—	241	250
—	232	−4	1	128	133
—	—	—	—	23	23
				RESTBUCHWERT 31.12.2007	RESTBUCHWERT 31.12.2006
				981	1258
				3088	10728
				273	996

Als Pensionsgeber echter Pensionsgeschäfte haben wir Vermögensgegenstände mit einem Buchwert von 28863 Mio € verpensioniert. Die Vermögensgegenstände sind weiterhin Bestandteil unserer Aktiva, die erhaltenen Gegenwerte weisen wir unter den Verbindlichkeiten aus. Es handelt sich überwiegend um Offenmarktgeschäfte mit der Deutschen Bundesbank und Geschäfte an internationalen Geldmärkten.

Im Rahmen eines Contractual Trust Arrangement (CTA) haben wir Vermögenswerte und Sicherheiten an den Treuhänder zur Absicherung von Pensions- und Altersteilzeitverpflichtungen gegeben. Gemäß § 8a AltTZG müssen Wertguthaben, die das Dreifache des Regelarbeitsentgelts einschließlich des darauf entfallenen Arbeitgeberanteils am Gesamtsozialversicherungsbeitrag übersteigen, durch den Arbeitgeber gegen das Risiko der Zahlungsunfähigkeit abgesichert werden. Bilanzielle Rückstellungen sowie zwischen Konzernunternehmen begründete Einstandspflichten gelten nicht als geeignete Sicherungsmittel.

Sonstige Verbindlichkeiten

In den sonstigen Verbindlichkeiten sind folgende wesentliche Posten enthalten:

in Mio €

	2007	2006
Verbindlichkeiten aus Wertpapier-Short-Positionen	16595	10154
Erhaltene Prämien für noch nicht fällige		
Optionsgeschäfte	10682	8129
Verpflichtungen aus Schuldübernahmen	1453	1513
Bewertungsausgleichsposten aus Handelsbeständen	208	242
Abzuführende Steuern	193	151
Verbindlichkeiten aus Zuschüssen an und Verlust-		
übernahmen von Tochtergesellschaften	67	230
Fusionsbedingte Zeitwertdifferenzen		
aus VuW AG-Portfolios	56	94
Noch nicht fällige Zinsen auf Genussrechtskapital	41	41
Ausgleichsposten für Swapgeschäfte und gebundene		
Währungspositionen	—	105

Passive Rechnungsabgrenzungsposten

Die Disagien aus zum Nennwert bilanzierten Forderungen betragen 104 Mio €.

Rückstellungen

In der Position andere Rückstellungen sind die nachfolgend aufgeführten Posten enthalten:

		in Mio €
	2007	2006
Rückstellungen im Kreditgeschäft	289	248
Rückstellungen für drohende Verluste aus schwebenden Geschäften	202	177
Rückstellungen für ungewisse Verbindlichkeiten	1 277	1 163
darunter:		
Prämienzahlungen für Sparverträge	21	22
Jubiläumszahlungen	78	79
Zahlungen für Vorruhestand, Altersteilzeit u. Ä.	41	59
Zahlungen an Mitarbeiter	428	424
Rückstellungen für Restrukturierung	110	235
Andere Rückstellungen insgesamt	**1 878**	**1 823**

Nachrangige Verbindlichkeiten

In dieser Position sind anteilige Zinsen in Höhe von 172 Mio € enthalten. Im Jahr 2007 sind Zinsaufwendungen von 476 Mio € angefallen.

Bei allen nachrangigen Verbindlichkeiten kann eine vorzeitige Rückzahlungsverpflichtung nicht entstehen. Im Falle der Insolvenz oder der Liquidation dürfen sie erst nach Befriedigung aller nicht nachrangigen Gläubiger zurückgezahlt werden. Bei bankaufsichtsrechtlichen Eigenmitteln werden diese nachrangigen Verbindlichkeiten als Ergänzungskapital oder Drittrangmittel angerechnet.

Im Gesamtbetrag ist kein Einzelposten enthalten, der 10% der nachrangigen Verbindlichkeiten übersteigt.

Genussrechtskapital

Das begebene Genussrechtskapital setzt sich aus den folgenden Emissionen zusammen:

EMITTENT	WKN	EMISSIONS-JAHR	ART	NOMINAL-BETRAG	ZINSSATZ	FÄLLIGKEIT
1 Bayerische Hypo- und Vereinsbank AG	802180	1997	Inhaber-Genussscheine	409	6,75	2007
2 Bayerische Hypo- und Vereinsbank AG	788119	2001	Inhaber-Genussscheine	100	6,30	2011
3 Bayerische Hypo- und Vereinsbank AG	HV0CLA	2004	Inhaber-Genussscheine	10	6,78	2010
4 Bayerische Hypo- und Vereinsbank AG	HV0CLB	2004	Inhaber-Genussscheine	10	6,90	2011
5 Bayerische Hypo- und Vereinsbank AG	HV0CLL	2004	Inhaber-Genussscheine	10	7,08	2010
6 Bayerische Hypo- und Vereinsbank AG	HV0CLP	2004	Inhaber-Genussscheine	10	7,20	2010
7 Bayerische Hypo- und Vereinsbank AG	HV0CLQ	2004	Inhaber-Genussscheine	10	7,20	2010
8 Bayerische Hypo- und Vereinsbank AG	HV0CLC	2004	Inhaber-Genussscheine	8	6,90	2011
9 Bayerische Hypo- und Vereinsbank AG	HV0CLD	2004	Inhaber-Genussscheine	6	6,90	2011
10 Bayerische Hypo- und Vereinsbank AG	HV0CLF	2004	Inhaber-Genussscheine	5	6,90	2011
11 Bayerische Hypo- und Vereinsbank AG	HV0CLG	2004	Inhaber-Genussscheine	5	6,90	2011
12 Bayerische Hypo- und Vereinsbank AG	HV0CLH	2004	Inhaber-Genussscheine	5	6,93	2011
13 Bayerische Hypo- und Vereinsbank AG	HV0CLJ	2004	Inhaber-Genussscheine	5	6,93	2011
14 Bayerische Hypo- und Vereinsbank AG	HV0CLK	2004	Inhaber-Genussscheine	5	6,98	2011
15 Bayerische Hypo- und Vereinsbank AG	HV0CLM	2004	Inhaber-Genussscheine	5	7,08	2010
16 Bayerische Hypo- und Vereinsbank AG	HV0CLN	2004	Inhaber-Genussscheine	5	7,08	2010
17 Bayerische Hypo- und Vereinsbank AG	HV0CLR	2004	Inhaber-Genussscheine	5	6,93	2011
18 Bayerische Hypo- und Vereinsbank AG	HV0CLE	2004	Inhaber-Genussscheine	1	6,90	2011

Die Genussscheine verbriefen Gläubigerrechte, sie gewähren keinen Anteil am Liquidationserlös.

Die jeweiligen Genussscheine gewähren eine dem Gewinnanteil der Aktionäre vorgehende jährliche Ausschüttung; die Ausschüttungen auf die Genussscheine sind dadurch begrenzt, dass durch sie kein Bilanzverlust entstehen darf. Im Falle einer Verminderung der Ausschüttung ist der fehlende Betrag – soweit dadurch kein Bilanzverlust entsteht – in den folgenden Geschäftsjahren nachzuzahlen; ein Nachzahlungsanspruch besteht jedoch nur während der Laufzeit der Genussscheine. Die Rückzahlung der Genussscheine erfolgt zum Nennbetrag; im Falle eines Bilanzverlustes oder bei Herabsetzung des Grundkapitals zur Deckung von Verlusten vermindert sich der Rückzahlungsanspruch anteilig. Werden nach einer Teilnahme der Genussscheine am Verlust in den folgenden Geschäftsjahren Gewinne erzielt, so sind aus diesen – nach Wiederauffüllung der gesetzlichen Rücklagen – die Rückzahlungsansprüche der Genussscheine zu erhöhen, bevor eine andere Gewinnverwendung vorgenommen wird; diese Verpflichtung besteht nur während der Laufzeit der Genussscheine.

Die Genussscheine Nr. 2 bis Nr. 18 stellen für die Bank Eigenmittel im Sinne von § 10 Abs. 5 KWG dar.

Eigenkapital

Entwicklung des bilanziellen Eigenkapitals

		in Mio €
Gezeichnetes Kapital		
Stand 1.1.2007	2252	
Zugang aus Kapitalerhöhung		
wegen der Übernahme des Investment-		
bankinggeschäfts der		
UniCredit Banca Mobiliare S.p.A.	155	
Stand 31.12.2007		2407
Kapitalrücklage		
Stand 1.1.2007	8886	
Zugang aus Kapitalerhöhung		
wegen der Übernahme des Investment-		
bankinggeschäfts der		
UniCredit Banca Mobiliare S.p.A.	905	
Stand 31.12.2007		9791
Gewinnrücklagen		
Gesetzliche Rücklage		
Stand 1.1.2007	—	
Stand 31.12.2007		—
Rücklage für eigene Anteile		
Stand 1.1.2007	1	
Auflösung der Rücklagen für eigene Anteile	– 1	
Stand 31.12.2007		—
Andere Gewinnrücklagen		
Stand 1.1.2007	1421	
Einstellungen aus dem Jahresüberschuss 2006	321	
Einstellungen aus dem Jahresüberschuss 2007	4073	
Stand 31.12.2007		5815
Bilanzgewinn		
Stand 1.1.2007	622	
Ausschüttung der HVB AG in 2007	– 301	
Jahresüberschuss	8146	
Auflösung der Rücklagen für eigene Anteile	1	
Einstellungen aus dem Jahresüberschuss		
in die anderen Gewinnrücklagen 2006	– 321	
Einstellungen aus dem Jahresüberschuss		
in die anderen Gewinnrücklagen 2007	– 4073	
Stand 31.12.2007		4074
Eigenkapital Stand 31.12.2007		22087

Genehmigtes Kapital

BESCHLUSSJAHR	BEFRISTUNG	URSPRÜNGLICHER BETRAG in Mio €	STAND 31.12.2007 in Mio €
2004	29.4.2009	990	835

Der von der Hauptversammlung vom 29. April 2004 verabschiedete Beschluss zur Auflösung der verbliebenen 137 Mio € bei zeitgleicher Neugenehmigung von 990 Mio € wurde am 18. Dezember 2006 in das Handelsregister eingetragen.

Die Kapitalerhöhung wegen der Übernahme des Investmentbankinggeschäfts der UniCredit Banca Mobiliare S.p.A. durch Ausgabe von 51684532 neuen, auf den Inhaber lautende Stammaktien (dies entspricht 155 Mio €) erfolgte unter teilweiser Ausnutzung des genehmigten Kapitals.

Bedingtes Kapital

BESCHLUSSJAHR	BEFRISTUNG	URSPRÜNGLICHER BETRAG in Mio €	STAND 31.12.2007 in Mio €
2003	14.5.2008	375	375

Anteile am Grundkapital der HVB AG über 5%

	2007	2006 (in %)
UniCredito Italiano S.p.A.	95,5	93,9[1]
davon indirekt: UniCredit Banca Mobiliare S.p.A.	6,4	—

1 Gemäß WpHG – Meldung vom 22. November 2005

Die Hauptversammlung vom 26./27. Juni 2007 hat beschlossen, die Aktien der Minderheitsaktionäre auf die UniCredito Italiano S.p.A. gegen Gewährung einer angemessenen Barabfindung zu übertragen (Squeeze-out). Gegen diesen Beschluss wurden verschiedene Anfechtungsklagen eingereicht.

Die HVB AG ist gemäß §271 Abs. 2 HGB ein mit der UniCredito Italiano S.p.A., Rom (UniCredit) verbundenes Unternehmen und wird in den Konzernabschluss der UniCredit einbezogen. Dieser ist beim Handelsregister (Trade and Companies Register) in Rom (Italien) erhältlich.

Anteilsbesitzliste gemäß §285 Nr. 11 und 11a HGB
Wir haben von der Regelung des §287 HGB Gebrauch gemacht. Die gesonderte, vollständige Aufstellung des Anteilsbesitzes als Bestandteil des Anhangs wird als Bestandteil dieses Abschlusses über den Betreiber des elektronischen Bundesanzeigers gemäß §325 Abs. 2 HGB veröffentlicht und ist über die Internetseite des Unternehmensregisters laut §8b Abs. 2 HGB zugänglich. Außerdem kann sie unter unserer Internetadresse www.hvb.com/geschaeftsbericht abgerufen werden.

Angaben zur Gewinn- und Verlustrechnung

Eine Gewinn- und Verlustrechnung in Staffelform haben wir in den Lagebericht aufgenommen.

Dienstleistungsgeschäfte gegenüber Dritten
Wesentliche Dienstleistungen gegenüber Dritten erbrachten wir in der Depot- und Vermögensverwaltung sowie in der Vermittlung von Versicherungen, Bausparverträgen und Fondsanteilen.

Geographische Aufteilung der Erträge
Die
- Zinserträge,
- laufenden Erträge aus Aktien und anderen nicht festverzinslichen Wertpapieren, Beteiligungen und Anteilen an verbundenen Unternehmen,
- Erträge aus Gewinngemeinschaften, Gewinnabführungs- oder Teilgewinnabführungsverträgen,
- Provisionserträge,
- sonstigen betrieblichen Erträge sowie
- das Nettoergebnis aus Finanzgeschäften

verteilen sich regional wie folgt:

		in Mio €
	2007	2006
Deutschland	13885	12808
Übriges Europa	3760	1604
Amerika	674	635
Asien	408	452

Aufgliederung der sonstigen betrieblichen Erträge und Aufwendungen
Die sonstigen betrieblichen Aufwendungen enthalten unter anderem
- Zuführungen zu diversen Rückstellungen, die nicht das Kredit- und Wertpapiergeschäft betreffen (67 Mio €),
- Zuschüsse an Tochterunternehmen,
- Schadensersatz- und Kulanzzahlungen sowie
- Aufwendungen für die Betriebsgemeinschaft und das Personal.

Außerdem sind in den sonstigen betrieblichen Erträgen im Wesentlichen Erträge aus der Auflösung von Rückstellungen, die nicht das Kredit- und Wertpapiergeschäft (100 Mio €) sowie weiterberechnete Personal- und Sachkosten enthalten.

Steuern vom Einkommen und vom Ertrag
Von den Steuern vom Einkommen und Ertrag entfallen 240 Mio € auf die gewöhnliche Geschäftstätigkeit sowie 103 Mio € auf Unternehmensverkäufe.

Jahresüberschuss
Die HVB AG erzielte 2007 einen Jahresüberschuss in Höhe von 8146 Mio €. Die in 2005 gebildete Rücklage für eigene Aktien wurde vollständig (1 Mio €) aufgelöst. Die Verwendung des Jahresüberschusses haben wir mit 4073 Mio € für die Einstellung in die anderen Gewinnrücklagen vorgesehen. Der Hauptversammlung im (Termin steht noch nicht fest) 2008 schlagen wir vor zu beschließen aus dem verbleibenden Bilanzgewinn (4074 Mio €) eine Dividende in Höhe von 402 Mio € auszuschütten sowie eine weitere Einstellung in andere Gewinnrücklagen in Höhe von 3672 Mio € vorzunehmen. Die Ausschüttung beläuft sich auf 0,50 € je Stammaktie und je Vorzugsaktie (401 Mio €) sowie einem Vorausgewinnanteil von 0,064 € je Vorzugsaktie (1 Mio €).

Sonstige Angaben

Haftungsverhältnisse und sonstige finanzielle Verpflichtungen
Der Gesamtbetrag der Eventualverbindlichkeiten aus Bürgschaften und Gewährleistungsverträgen von 36624 Mio € setzt sich im Einzelnen wie folgt zusammen:

		in Mio €
	2007	2006
Kreditbürgschaften	13829	10900
Erfüllungsgarantien und Gewährleistungen	21591	16781
Außenhandelsbezogene Bürgschaften (Akkreditive)	1204	2733

Die unwiderruflichen Kreditzusagen in Höhe von 39271 Mio € beziehen sich im Einzelnen auf:

		in Mio €
	2007	2006
Buchkredite	34938	34644
Hypotheken- und Kommunaldarlehen	1149	1161
Avalkredite	3133	2600
Wechselkredite	51	70

Sonstige finanzielle Verpflichtungen entstehen insbesondere im Immobilien- und IT-Bereich. Sie belaufen sich auf 328 Mio €. Ein wesentlicher Teilbereich davon entfällt auf Verträge mit Tochtergesellschaften. Die Vertragslaufzeiten sind marktüblich, Belastungsverschiebungen in künftige Geschäftsjahre erfolgten nicht.

Zum Bilanzstichtag haben wir Wertpapiere im Wert von 10684 Mio € als Sicherheit für Geschäfte an der Terminbörse Eurex Frankfurt AG, Frankfurt am Main sowie gegenüber Clearingstellen (Clearstream Banking S. A., Luxembourg und Clearstream Banking AG, Frankfurt am Main) verpfändet.

Im Rahmen der Grundstücksfinanzierung und -entwicklung wurden von Fall zu Fall zur Förderung der Vermarktbarkeit von Fondskonstruktionen – insbesondere so genannte Leasingfonds und (geschlossene) KG-Immobilienfonds der Tochtergesellschaft H. F. S. Hypo-Fondsbeteiligungen für Sachwerte GmbH – Mieteintrittsverpflichtungen oder Mietgarantien übernommen. Erkennbare Risiken aus diesen Garantien sind in der Gewinn- und Verlustrechnung berücksichtigt worden. Zu Gunsten von Anteilsinhabern von Renten-/Geldmarktfonds einiger unserer Kapitalanlagegesellschaften haben wir Leistungsgarantien abgegeben.

Einzahlungsverpflichtungen auf nicht voll eingezahlte Aktien und Anteile beliefen sich Ende 2007 auf 724 Mio €, die Haftsummen für Genossenschaftsanteile auf 1 Mio €. Nachhaftungen gemäß §22 Abs. 3 und 24 GmbHG bestanden bei 2 Gesellschaften mit beschränkter Haftung in Höhe von 1 Mio €.

Gemäß §26 GmbHG bestand bei der Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, Ende 2007 eine anteilige Nachschusspflicht in Höhe von 57 Mio € und bei der CMP Fonds I GmbH in Höhe von 7 Mio €. Darüber hinaus haften wir für die Erfüllung der Nachschusspflicht der anderen dem Bundesverband deutscher Banken e.V., Berlin, angehörenden Gesellschafter gemäß §5 Abs. 4 des Gesellschaftsvertrages.

Zum Bilanzstichtag bestand eine unbeschränkte, persönliche Haftung aus dem Besitz von Anteilen an vier Personengesellschaften.

Gemäß §5 Abs. 10 des Statuts für den Einlagensicherungsfonds haben wir uns verpflichtet, den Bundesverband deutscher Banken e.V., Berlin, von etwaigen Verlusten freizustellen, die durch Maßnahmen zu Gunsten von in unserem Mehrheitsbesitz stehenden Kreditinstituten anfallen würden. Eine analoge Erklärung haben wir gemäß §3 Abs. 1 des Statuts des Einlagensicherungsfonds für die Bank-Bausparkassen für unsere Bausparkassentochter abgegeben.

Honorar des Abschlussprüfers
Das im Geschäftsjahr als Aufwand erfasste Honorar für den Abschlussprüfer KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, setzt sich im Einzelnen wie folgt zusammen:

		in Mio €
	2007	2006
Honorar für		
die Abschlussprüfung	7	7
sonstige Bestätigungs- oder Bewertungsleistungen	—	1
Steuerberatungsleistungen	—	—
sonstige Leistungen	2	3

Patronatserklärungen

Die HVB AG trägt für die folgenden Gesellschaften, abgesehen vom Fall des politischen Risikos, bis zu der Höhe ihrer jeweiligen Anteilsbesitzquote dafür Sorge, dass sie ihre vertraglichen Verpflichtungen erfüllen können:

1. Kreditinstitute in Deutschland
Bankhaus Neelmeyer AG, Bremen
DAB Bank AG, München[1]
Vereinsbank Victoria Bauspar Aktiengesellschaft, München
2. Kreditinstitute in übrigen Regionen
HVB Banque Luxembourg Société Anonyme, Luxemburg
HVB Singapore Limited, Singapur
3. Finanzunternehmen
Beteiligungs- und Handelsgesellschaft in Hamburg
mit beschränkter Haftung, Hamburg
HVB Alternative Financial Products AG, Wien
4. Unternehmen mit bankbezogenen Hilfsdiensten
HypoVereinsFinance N.V., Amsterdam

1 Die Gesellschaft gibt in ihrem Geschäftsbericht für ausgewählte Tochterunternehmen eine Patronatserklärung mit gleichem Wortlaut ab.

In dem Umfang, in dem sich unsere Anteilsbesitzquote an der jeweiligen Gesellschaft reduziert, reduziert sich auch unsere Verpflichtung aus der vorstehenden Patronatserklärung hinsichtlich solcher Verpflichtungen der entsprechenden Gesellschaft, die erst nach dem Absinken unserer Anteilsbesitzquote begründet werden.

Für Gesellschaften, die – wie zum Beispiel die Financial Markets Service Bank GmbH, München – im Geschäftsjahr 2007 ausgeschieden sind oder für Gesellschaften, die in einem früheren Geschäftsjahr aus der HVB Group ausgeschieden sind, zu deren Gunsten aber in früheren Geschäftsberichten der HVB AG Patronatserklärungen abgegeben wurden, wird seitens der HVB AG keine Patronatserklärung mehr abgegeben. Verbindlichkeiten dieser Gesellschaften, die nach dem Ausscheiden aus der HVB Group begründet wurden oder werden, werden von früher abgegebenen Patronatserklärungen nicht mehr erfasst.

Bankaufsichtsrechtliche Eigenmittel

Die Eigenmittel bestehen gemäß § 10 Abs. 2 KWG aus dem haftenden Eigenkapital und den Drittrangmitteln und betragen 24 498 Mio €.

Das haftende Eigenkapital setzt sich aus dem Kern- und Ergänzungskapital zusammen und beträgt 24 498 Mio €. Dem Ergänzungskapital haben wir nicht realisierte Reserven nach § 10 Abs. 2b Satz 1 Nr. 7 KWG in Höhe von 217 Mio € zugerechnet.

Derivative Finanzinstrumente

Ausführliche Angaben zu unseren derivativen Finanzinstrumenten mit detaillierten Aufgliederungen des Nominalvolumens, der Marktwerte und der Kontrahentenstruktur haben wir in den Risikobericht aufgenommen.

Mitarbeiter

Der durchschnittliche Personalstand beträgt:

	2007	2006
Mitarbeiter (ohne Auszubildende)	19 303	19 487
davon: Vollzeitbeschäftigte	15 162	15 401
Teilzeitbeschäftigte	4 141	4 086
Auszubildende	1 077	1 151

Sonstige Angaben (Fortsetzung)

Nach der Betriebszugehörigkeit ergibt sich folgendes Bild:

	MITARBEITERINNEN (OHNE AUSZUBILDENDE)	MITARBEITER (OHNE AUSZUBILDENDE)	2007 INSGESAMT	2006 INSGESAMT
Betriebszugehörigkeit				in %
25 Jahre und darüber	13,7	18,7	16,0	16,0
15 bis unter 25 Jahre	30,8	22,9	27,2	24,4
10 bis unter 15 Jahre	16,7	13,3	15,2	17,7
5 bis unter 10 Jahre	15,1	14,6	14,8	17,5
unter 5 Jahren	23,7	30,5	26,8	24,4

Organbezüge

in Mio €

	2007	2006
Mitglieder des Vorstands	13	10
Mitglieder des Aufsichtsrats	1	1
Frühere Mitglieder des Vorstands und deren Hinterbliebene	9	11

Für frühere Mitglieder des Vorstands und deren Hinterbliebene bestanden per 31. Dezember 2007 Pensionsrückstellungen in Höhe des nach versicherungsmathematischen Grundsätzen gemäß §6a EStG ermittelten Teilwertes von 90 Mio € (2006: 92 Mio €).

Organkredite

Zum Bilanzstichtag stellte sich der Gesamtbetrag der Forderungen sowie der eingegangenen Haftungsverhältnisse wie folgt dar:

in Mio €

	2007	2006
Mitglieder des Vorstands	5	5
Mitglieder des Aufsichtsrats	1	1

Organe

Aufsichtsrat

Alessandro Profumo
Vorsitzender

Peter König
Stellv. Vorsitzender

Dr. Lothar Meyer
Stellv. Vorsitzender

Aldo Bulgarelli

Beate Dura-Kempf

Sergio Ermotti

Paolo Fiorentino

Dario Frigerio

Klaus Grünewald

Günter Guderley

Friedrich Koch

Hanns-Peter Kreuser

Ranieri de Marchis

Roberto Nicastro

Vittorio Ogliengo

Panagiotis Sfeliniotis
seit 1. 7. 2007

Prof. Dr. Dr. h.c. Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder
bis 30. 6. 2007

Vorstand

Willibald Cernko

Stefan Ermisch
seit 21. 3. 2007

Rolf Friedhofen

Heinz Laber

Dr. Stefan Schmittmann

Ronald Seilheimer

Matthias Sohler

Dr. Wolfgang Sprißler
Sprecher des Vorstands

Andrea Umberto Varese

Andreas Wölfer

Verzeichnis der Mitglieder der Organe sowie deren Mandate[1]

Aufsichtsrat

NAME BERUF WOHNORT	MANDATE IN ANDEREN GESETZLICH ZU BILDENDEN AUFSICHTSRÄTEN VON INLÄNDISCHEN GESELLSCHAFTEN	MITGLIEDSCHAFTEN IN VERGLEICHBAREN IN- UND AUSLÄNDISCHEN KONTROLLGREMIEN VON WIRTSCHAFTSUNTERNEHMEN
Alessandro Profumo Chief Executive Officer der UniCredito Italiano S.p.A., Mailand, Vorsitzender		Bank Austria Creditanstalt Aktiengesellschaft, Wien (Vorsitzender)[2], UniCredit Banca Mobiliare S.p.A. (UBM), Mailand (Vorsitzender)[2]
Peter König Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Haar-Salmdorf, stellv. Vorsitzender		BVV Versicherungsverein des Bankgewerbes a.G.
Dr. Lothar Meyer bis 31.12.2007 Vorsitzender des Vorstands der ERGO Versicherungsgruppe AG, Bergisch Gladbach, stellv. Vorsitzender	DKV Deutsche Krankenversicherung AG, Köln (Vorsitzender)[2], Hamburg-Mannheimer Sachversicherungs-AG, Hamburg (Vorsitzender)[2], Hamburg-Mannheimer Versicherungs-AG, Hamburg (Vorsitzender)[2], Victoria Krankenversicherung AG, Düsseldorf (Vorsitzender)[2], Victoria Lebensversicherung AG, Düsseldorf (Vorsitzender)[2], Victoria Versicherung AG, Düsseldorf (Vorsitzender)[2] ERGO International AG, Düsseldorf (Vorsitzender)[2]	
Aldo Bulgarelli Rechtsanwalt, Verona		ARAG ASSICURAZIONI S.p.A., Verona (President of the Collegio Sindacale)
Beate Dura-Kempf Mitarbeiterin der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Litzendorf		
Sergio Ermotti Head of Markets & Investment Banking, Mitglied des Management Committee der UniCredito Italiano S.p.A., Collina d'Oro		Bank Austria Creditanstalt Aktiengesellschaft, Wien[2], UniCredit Banca Mobiliare S.p.A. (UBM), Mailand[2]
Paolo Fiorentino Head of Global Banking Services Division, Mitglied des Management Committee der UniCredito Italiano S.p.A., Mailand		Bank Austria Creditanstalt Aktiengesellschaft, Wien[2], Bank Pekao SA, Warschau (stv. Vorsitzender)[2] i-Faber S.p.A., Mailand UniCredit Banca S.p.A., Bologna[2], UniCredit Global Information Service S.p.A., Mailand[2] UniCredit Private Banking S.p.A., Turin[2], UniCredit Produzioni Accentrate S.p.A., Mailand (Vorsitzender)[2], UniCredit Real Estate S.p.A., Mailand[2]

1 Stand: 31.1.2008
2 Konzernmandat

[illegible] der Mitglieder der Organe [illegible] Mandate [illegible]

Aufsichtsrat

NAME BERUF WOHNORT	MANDATE IN ANDEREN GESETZLICH ZU BILDENDEN AUFSICHTSRÄTEN VON INLÄNDISCHEN GESELLSCHAFTEN	MITGLIEDSCHAFTEN IN VERGLEICHBAREN IN- UND AUSLÄNDISCHEN KONTROLLGREMIEN VON WIRTSCHAFTSUNTERNEHMEN
Dario Frigerio Head of Private Banking and Asset Management Division, Mitglied des Management Committee der UniCredito Italiano S.p.A., Mailand		Bank Austria Creditanstalt Aktiengesellschaft, Wien[2], Pioneer Global Asset Management S.p.A., Mailand[2], UniCredit Private Banking S.p.A., Turin[2], Pioneer Investment Management Ltd., Dublin[2], Pioneer Investment Management SGRp.A., Mailand[2], Pioneer Alternative Investment Management, Dublin[2], Pioneer Investment Management USA Inc., Boston[2], Capital Italia Luxembourg SICAV
Klaus Grünewald Fachbereichsleiter FB1, Landesbezirk Bayern der Vereinten Dienstleistungsgewerkschaft, Gröbenzell	Fiducia IT AG, Karlsruhe	
Günter Guderley Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Goldbach		
Friedrich Koch Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Kirchheim		
Hanns-Peter Kreuser Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, München		
Ranieri de Marchis Chief Financial Officer, Mitglied des Management Committee der UniCredito Italiano S.p.A., Mailand		Koç Finansal Hizmetler AS, Istanbul[2], Yapi Kredi Bankasi AS, Istanbul[2], Bank BPH S.A., Warschau
Roberto Nicastro Head of Retail Division, Mitglied des Management Committee der UniCredito Italiano S.p.A., Mailand		Bank Austria Creditanstalt Aktiengesellschaft, Wien[2], UniCredit Clarima Banca S.p.A., Mailand[2], CreditRas Assicurazioni S.p.A., Mailand[2], CreditRas Vita S.p.A., Mailand[2], UniCredit Banca S.p.A., Bologna[2]
Vittorio Ogliengo Head of Corporate Division, Mitglied des Management Committee der UniCredito Italiano S.p.A., Parma		UniCredit Banca d'Impresa S.p.A., Verona[2] UniCredit Global Leasing S.p.A., Mailand, Vorsitzender[2], Bank Austria Creditanstalt Aktiengesellschaft, Wien[2]

1 Stand: 31.1.2008
2 Konzernmandat

Aufsichtsrat

NAME BERUF WOHNORT	MANDATE IN ANDEREN GESETZLICH ZU BILDENDEN AUFSICHTSRÄTEN VON INLÄNDISCHEN GESELLSCHAFTEN	MITGLIEDSCHAFTEN IN VERGLEICHBAREN IN- UND AUSLÄNDISCHEN KONTROLLGREMIEN VON WIRTSCHAFTSUNTERNEHMEN
Panagiotis Sfeliniotis Mitarbeiter der HVB Direkt GmbH, München seit 1.7.2007	HVB Direkt GmbH	
Prof. Dr. Dr. h.c. Hans-Werner Sinn Präsident des ifo Instituts für Wirtschaftsforschung, Gauting	Thüga AG, München	
Maria-Magdalena Stadler Mitarbeiterin der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Pullach		
Ursula Titze Mitarbeiterin der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Neusäß		
Jens-Uwe Wächter Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Himmelpforten		
Helmut Wunder Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Waischenfeld bis 30.6.2007		

1 Stand: 31.1.2008

Verzeichnis der Mitglieder der Organe sowie deren Mandate[1] (Fortsetzung)

Vorstand

NAME	MANDATE IN ANDEREN GESETZLICH ZU BILDENDEN AUFSICHTSRÄTEN VON INLÄNDISCHEN GESELLSCHAFTEN	MITGLIEDSCHAFTEN IN VERGLEICHBAREN IN- UND AUSLÄNDISCHEN KONTROLLGREMIEN VON WIRTSCHAFTSUNTERNEHMEN
Willibald Cernko	HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, München (Vorsitzender)[2], PlanetHome AG, Unterföhring bei München (Vorsitzender)[2], Vereinsbank Victoria Bauspar Aktiengesellschaft, München (Vorsitzender)[2]	Wealth Management Capital Holding GmbH, München[2], Bank Austria Creditanstalt Versicherung AG, Wien (stellv. Vorsitzender), Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg, Notartreuhandbank AG, Wien (stellv. Vorsitzender), Visa-Service Kreditkarten Aktiengesellschaft, Wien
Stefan Ermisch seit 21. 3. 2007		HVB Structured Invest S.A., Luxemburg (Vorsitzender)[2], CA IB International Markets Aktiengesellschaft, Wien
Rolf Friedhofen	Financial Markets Service Bank GmbH, München (stellv. Vorsitzender)[2], bis 31. 12. 2007, HVB Immobilien AG, München (Vorsitzender)[2], HVB Information Services GmbH, München (stellv. Vorsitzender)[2]	HVB Profil Gesellschaft für Personalmanagement mbH, München (stellv. Vorsitzender)[2], Wealth Management Capital Holding GmbH, München (stellv. Vorsitzender)[2]
Heinz Laber	BodeHewitt Beteiligungs AG, Grünwald (Vorsitzender)[2], ESMT European School of Management and Technology GmbH, Berlin, Trenkwalder Personaldienste GmbH, München	BVV Versicherungsverein des Bankgewerbes a.G., Berlin, HVB Profil Gesellschaft für Personalmanagement mbH, München (Vorsitzender)[2]
Dr. Stefan Schmittmann	Deutsche Schiffsbank AG, Bremen/Hamburg (stellv. Vorsitzender), Schaltbau Holding AG, München, Verlagsgruppe Weltbild GmbH, Augsburg	Bayerische Landesanstalt für Aufbaufinanzierung (LfA), München, i-Faber S.p.A., Mailand, HVB Investitionsbank GmbH, Hamburg[2], HVB Leasing GmbH, Hamburg[2]
Ronald Seilheimer	HVB Capital Partners AG, München (Vorsitzender)[2]	CA IB Corporate Finance Beratungs-Gesellschaft m.b.H., Wien, HVB Banque Luxembourg Société Anonyme, Luxemburg[2], HVB Principal Equity GmbH, München (Vorsitzender)[2]
Matthias Sohler	DAB Bank AG, München (stellv. Vorsitzender)[2], Financial Markets Service Bank GmbH, München (Vorsitzender)[2], bis 31. 12. 2007, HVB Immobilien AG, München (stellv. Vorsitzender)[2], HVB Information Services GmbH, München (Vorsitzender)[2]	HVB Secur GmbH, München (Vorsitzender)[2], i-Faber S.p.A., Mailand, UniCredit Real Estate S.p.A., Mailand
Dr. Wolfgang Sprißler Sprecher	ThyssenKrupp Services AG, Düsseldorf	Bank Austria Creditanstalt Aktiengesellschaft, Wien, Dr. Robert Pfleger Chemische Fabrik GmbH, Bamberg (stellv. Vorsitzender), HVB Banque Luxembourg Société Anonyme, Luxemburg (Präsident)[2],
Andrea Umberto Varese	HVB Immobilien AG, München[2]	Wealth Management Capital Holding GmbH, München[2] Liquiditäts-Konsortialbank GmbH, Frankfurt/Main, Locat Croatia, Zagreb, Locat Russia (Russia), Moskau, Pekao Leasing (Poland), Warschau (President)
Andreas Wölfer	DAB Bank AG, München (Vorsitzender)[2], Bavaria Film GmbH, München, bis 31. 1. 2008, Bavaria Filmkunst GmbH, München, bis 31. 1. 2008	Wealth Management Capital Holding GmbH, München (Vorsitzender)[2], direktanlage.at AG, Salzburg, (Vorsitzender)[2], HVB Banque Luxembourg Société Anonyme, Luxemburg (stellv. Vorsitzender)[2], Unicredit (Suisse) Bank S.A., Lugano

1 Stand: 31. 1. 2008
2 Konzernmandat

Zusammenstellung der Mandate von Mitarbeitern

NAME	MANDATE IN ANDEREN GESETZLICH ZU BILDENDEN AUFSICHTSGREMIEN VON GROSSEN KAPITALGESELLSCHAFTEN
Alexander Boldyreff	Bankhaus Neelmeyer AG, Bremen (Vorsitzender)[2]
Carsten Dieck	HVB Leasing GmbH, Hamburg (stellv. Vorsitzender)[2]
Lutz Diederichs	Köhler & Krenzer Fashion AG, Ehrenberg
Dr. Peter Ermann	Bankhaus Neelmeyer AG, Bremen[2], Vereinsbank Victoria Bauspar Aktiengesellschaft, München[2]
Henning Giesecke	Rothenberger AG, Kelkheim
Matthias Glückert	Oechsler AG, Ansbach
Klaus Greger	HVB Leasing GmbH, Hamburg[2]
Raimund Meilner bis 31.12.2007	Bankhaus Neelmeyer AG, Bremen[2]
Dr. Reiner Meisinger	HVB Leasing GmbH, Hamburg[2]
Dr. Guido Schacht	AVAG Holding AG, Augsburg
Werner Schmidt	AKA Ausfuhrkredit-Gesellschaft mbH, Frankfurt/Main

1 Stand: 31.1.2008
2 Konzernmandat

Angaben zum Hypothekenbankgeschäft

Deckungsrechnung

		in Mio €
	2007	**2006**
A. Hypothekenpfandbriefe		
Ordentliche Deckung		
1. Forderungen an Kreditinstitute		
Hypothekendarlehen	—	—
2. Forderungen an Kunden		
Hypothekendarlehen	41 290	46 829
Weitere Deckungswerte[1]		
1. Andere Forderungen an Kreditinstitute	600	700
2. Schuldverschreibungen und andere festverzinsliche Wertpapiere	447	1 107
3. Ausgleichsforderungen gegen die öffentliche Hand	—	—
Zwischensumme	**42 337**	**48 636**
Summe der deckungspflichtigen Hypothekenpfandbriefe	36 322	42 175
Überdeckung	**6 015**	**6 461**
B. Öffentliche Pfandbriefe		
Ordentliche Deckung		
1. Forderungen an Kreditinstitute	624	459
Hypothekendarlehen	—	—
Kommunalkredite	624	459
2. Forderungen an Kunden	9 784	11 522
darunter:		
Hypothekendarlehen	892	1 363
Kommunalkredite	8 892	9 766
3. Schuldverschreibungen und andere festverzinsliche Wertpapiere	834	487
Weitere Deckungswerte[2]		
Andere Forderungen an Kreditinstitute	—	50
Zwischensumme	**11 242**	**12 518**
Summe der deckungspflichtigen öffentlichen Pfandbriefe	7 394	7 014
Überdeckung	**3 848**	**5 504**

1 Gemäß § 19 Abs. 1 PfandBG.
2 Gemäß § 20 Abs. 2 PfandBG.

Im Umlauf befindliche Pfandbriefe und dafür verwendete Deckungswerte

in Mio €

	NOMINAL 2007	NOMINAL 2006	BARWERT 2007	BARWERT 2006	RISIKOBARWERT 2007	RISIKOBARWERT 2006
1. Hypothekenpfandbriefe						
Deckungswerte[1]	42337	48636	43268	50519	44565	52037
davon: Derivate	—	—	—	—	—	—
Hypothekenpfandbriefe	36322	42175	36880	43635	38306	45221
Überdeckung	**6015**	**6461**	**6388**	**6884**	**6259**	**6816**
2. Öffentliche Pfandbriefe						
Deckungswerte[2]	11242	12518	11549	13052	11208	12663
davon: Derivate	—	—	—	—	—	—
Hypothekenpfandbriefe	7394	7014	7591	7382	7291	7064
Überdeckung	**3848**	**5504**	**3958**	**5670**	**3917**	**5599**

1 Einschließlich weitere Deckungswerte gemäß § 19 Abs. 1 PfandBG.
2 Einschließlich weitere Deckungswerte gemäß § 20 Abs. 2 PfandBG.

Laufzeitstruktur der im Umlauf befindlichen Pfandbriefe sowie Zinsbindungsfristen der entsprechenden Deckungswerte

in Mio €

	DECKUNGSWERTE 2007	DECKUNGSWERTE 2006	PFANDBRIEFE 2007	PFANDBRIEFE 2006
1. Hypothekenpfandbriefe[1]				
bis zu 1 Jahr	13196	11361	7074	8379
mehr als 1 Jahr bis 5 Jahre	18708	24894	16128	17825
mehr als 5 Jahre bis 10 Jahre	8829	10557	10859	13942
mehr als 10 Jahre	1604	1824	2261	2029
	42337	**48636**	**36322**	**42175**
2. Öffentliche Pfandbriefe[2]				
bis zu 1 Jahr	3485	4072	915	402
mehr als 1 Jahr bis 5 Jahre	4566	4981	2744	3138
mehr als 5 Jahre bis 10 Jahre	2325	2439	2370	2209
mehr als 10 Jahre	865	1026	1365	1264
	11241	**12518**	**7394**	**7013**

1 Einschließlich weitere Deckungswerte gemäß § 19 Abs. 1 PfandBG; nach Zinsbindungsfristen bzw. nach Restlaufzeiten bei Pfandbriefen.
2 Einschließlich weitere Deckungswerte gemäß § 20 Abs. 2 PfandBG; nach Zinsbindungsfristen bzw. nach Restlaufzeiten bei Pfandbriefen.

Zur Deckung von Hypothekenpfandbriefen verwendete Forderungen nach Größengruppen

in Mio €

	2007	2006
Hypothekendeckungswerte		
bis einschließlich € 300000,–	26224	29522
mehr als € 300 000,–		
bis einschließlich € 5000000,–	10991	12458
mehr als € 5000000,–	4075	4849
	41290	**46829**

Angaben zum Hypothekenbankgeschäft (Fortsetzung)

Zur Deckung von Hypothekenpfandbriefen verwendete Forderungen nach Gebieten, in denen die beliehenen Grundstücke liegen, sowie nach Nutzungsart

in Mio €

	HYPOTHEKENDECKUNGSWERTE			
	WOHNZWECKEN DIENEND		GEWERBLICH GENUTZTE GRUNDSTÜCKE	
	2007	2006	2007	2006
1. Deutschland				
Wohnungen	10332	11796	—	—
Einfamilienhäuser	10869	12269	—	—
Mehrfamilienhäuser	9147	10150	—	—
Bürogebäude	—	—	4136	4864
Handelsgebäude	—	—	3397	3858
Industriegebäude	—	—	778	872
Sonstige gewerblich genutzte Gebäude	—	—	818	938
Unfertige, noch nicht ertragsfähige Neubauten	994	1069	679	883
Bauplätze	43	48	51	51
	31385	**35332**	**9889**	**11466**
2. Frankreich/Monaco				
Wohnungen	—	—	—	—
Einfamilienhäuser	3	3	—	—
Mehrfamilienhäuser	1	1	—	—
Bürogebäude	—	—	6	6
Unfertige, noch nicht ertragsfähige Neubauten	—	—	—	—
	4	**4**	**6**	**6**
3. Italien/San Marino				
Wohnungen	—	1	—	—
Einfamilienhäuser	1	1	—	—
Mehrfamilienhäuser	—	—	—	—
	1	**2**	**—**	**—**
4. Luxemburg				
Bürogebäude	—	—	4	4
	—	**—**	**4**	**4**
5. Niederlande				
Bürogebäude	—	—	—	13
	—	**—**	**—**	**13**
6. Österreich				
Wohnungen	1	1	—	—
Einfamilienhäuser	—	—	—	—
Mehrfamilienhäuser	—	—	—	—
	1	**1**	**—**	**—**
7. Spanien				
Wohnungen	—	—	—	—
Einfamilienhäuser	1	1	—	—
Unfertige, noch nicht ertragsfähige Neubauten	—	—	—	—
	1	**1**	**—**	**—**
	31392	**35340**	**9899**	**11489**

Zur Deckung von öffentlichen Pfandbriefen verwendete Forderungen, nach Art des Schuldners bzw. der gewährleistenden Stelle und deren Sitzland

		in Mio €
	DECKUNGSWERTE	
	2007	2006
1. Deutschland		
Staat	118	309
Regionale Gebietskörperschaften	3466	3286
Öffentliche Gebietskörperschaften	4926	5546
Sonstige	1991	2673
	10501	**11814**
2. Europa[1]		
Sonstige	—	—
	—	—
3. Griechenland		
Staat	236	236
Sonstige	27	43
	263	**279**
4. Italien		
Regionale Gebietskörperschaften	20	20
	20	**20**
5. Österreich		
Staat	388	210
	388	**210**
6. Spanien		
Regionale Gebietskörperschaften	20	20
Öffentliche Gebietskörperschaften	50	50
Sonstige	—	75
	70	**145**
	11242	**12468**

1 Europäische Gemeinschaft für Kohle und Stahl

Rückständige Leistungen

Die rückständigen Leistungen bei Hypothekenforderungen bzw. öffentlichen Forderungen aus Fälligkeiten vom 1. Oktober 2006 bis 30. September 2007 verteilen sich auf:

		in Mio €
	DECKUNGSWERTE	
	2007	2006
1. Rückständige Leistungen auf Hypothekenforderungen		
Deutschland	19	32
	19	**32**
2. Rückständige Leistungen auf öffentliche Forderungen		
Deutschland		
Regionale Gebietskörperschaften[1]	5	4
Sonstige[1]	2	9
	7	**13**

1 Öffentlich verbürgte Forderungen.

Rückzahlungen und Zwangsmaßnahmen

		HIERVON ENTFALLEN AUF	
		GEWERBLICH GENUTZT 2007	WOHNZWECKEN DIENEND 2007
1. Rückzahlungen			
	in Mio €		
durch Amortisation		912	3 006
in sonstiger Weise		964	1 705
		1876	**4711**
(Vergleichswerte 2006		1 670	3788)
2. Zwangsmaßnahmen			
	ANZAHL DER FÄLLE		
a) am 31.12.2007 anhängige			
Zwangsversteigerungsverfahren	415	22	393
Zwangsverwaltungsverfahren	22	6	16
Zwangsversteigerungsverfahren und Zwangsverwaltungsverfahren	334	33	301
	771	**61**	**710**
(Vergleichswerte 2006	1 702	165	1 537)
b) in 2007 durchgeführte Zwangsversteigerungsverfahren	**1 347**	**104**	**1 243**
(Vergleichswerte 2006	1 849	118	1 731)
3. Eingesteigerte bzw. übernommene Objekte			
Im Berichtsjahr hat die Pfandbriefbank keine Grundstücke zur Verhütung			
von Verlusten an Hypotheken übernehmen müssen.			

Zinsrückstände

Die rückständigen Zinsen auf Hypothekendeckungswerte aus Fälligkeiten vom 1. Oktober 2006 bis 30. September 2007 beliefen sich auf 7 Mio €. Die Rückstände verteilen sich auf:

in Mio €	2007	2006
Gewerblich genutzte Grundstücke	2	2
Wohnzwecken dienende Grundstücke	5	7

Der vorliegende Jahresabschluss wurde am 10. März 2008 aufgestellt.

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

DER VORSTAND

Cernko Ermisch Friedhofen Laber Schmittmann

Seilheimer Sohler Sprißler Varese Wölfer

Versicherung des gesetzlichen Vertreters

gemäß §264 Abs. 2 Satz 3 und §285 Abs. 1 Satz 5 HGB

Wir versichern nach bestem Wissen, dass gemäß den anzuwendenden Rechnungslegungsgrundsätzen der Jahresabschluss ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft vermittelt und im Lagebericht der Geschäftsverlauf einschließlich des Geschäftsergebnisses und die Lage der Gesellschaft so dargestellt sind, dass ein den tatsächlichen Verhältnissen entsprechendes Bild vermittelt wird, sowie die wesentlichen Chancen und Risiken der voraussichtlichen Entwicklung der Gesellschaft beschrieben sind.

München, den 10. März 2008

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

DER VORSTAND

Cernko Ermisch Friedhofen Laber Schmittmann

Seilheimer Sohler Sprißler Varese Wölfer

Bestätigungsvermerk des Abschlussprüfers

Wir haben den Jahresabschluss – bestehend aus Bilanz, Gewinn- und Verlustrechnung sowie Anhang – unter Einbeziehung der Buchführung und den Lagebericht der Bayerische Hypo- und Vereinsbank Aktiengesellschaft, München, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2007 geprüft. Die Buchführung und die Aufstellung von Jahresabschluss und Lagebericht nach den deutschen handelsrechtlichen Vorschriften liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.

Wir haben unsere Jahresabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Beurteilung auf Grund der bei der Prüfung gewonnenen Erkenntnisse entspricht der Jahresabschluss den gesetzlichen Vorschriften und vermittelt unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Lagebericht steht im Einklang mit dem Jahresabschluss, vermittelt ein zutreffendes Bild von der Lage der Gesellschaft und stellt die Chancen und Risiken der zukünftigen Entwicklung zutreffend dar.

München, den 10. März 2008

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Becker
Wirtschaftsprüfer

Pukropski
Wirtschaftsprüfer

Finanzkalender

Termine 2008	
Veröffentlichung des Jahresabschlusses 2007	Erscheinungstermin: 13. März 2008
Zwischenbericht zum 31. März 2008	Erscheinungstermin: 8. Mai 2008
Hauptversammlung	29. (30.) Juli 2008[1]
ICM Internationales Congress Center München	
Messegelände München-Riem, 81823 München	
Halbjahresfinanzbericht zum 30. Juni 2008	Erscheinungstermin: 4. August 2008
Zwischenbericht zum 30. September 2008	Erscheinungstermin: 12. November 2008

1 Die Hauptversammlung wird für den 29. Juli 2008 und für den Fall, dass sie an diesem Tag nicht abgeschlossen werden kann, vorsorglich auch für den 30. Juli 2008 einberufen.

Ansprechpartner

Wenn Sie Fragen zum Geschäftsbericht oder zu unseren Zwischenberichten haben, wenden Sie sich bitte an unsere Abteilung Investor Relations:
Telefon 089 378-25276
Telefax 089 378-24083
E-mail: ir@hvb.com
Wichtige Unternehmensnachrichten können Sie unmittelbar nach Veröffentlichung unter www.hvb.com abrufen.
Sie können sich hier ebenfalls für unseren E-mail-Abo-Service registrieren.

Internet

Sie können unsere Geschäfts- und Zwischenberichte (Konzern) auf unserer Website abrufen:
www.hvb.com/geschaeftsbericht und
www.hvb.com/zwischenbericht

Veröffentlichungen für unsere Aktionäre

Geschäftsbericht (deutsch/englisch)
Kurzfassung und Langfassung
Zwischenberichte (deutsch/englisch)
zum 1., 2. und 3. Quartal
Nachhaltigkeitsbericht
Sie können PDFs aller Berichte im Internet abrufen unter
www.hvb.com/geschaeftsbericht oder
/zwischenbericht oder
/nachhaltigkeitsbericht

Bestellungen

Wenn Sie weitere Exemplare des Geschäftsberichts oder eine der hier angegebenen Publikationen beziehen möchten, wenden Sie sich bitte an:
HVB Group
Service Berichtswesen
Telefon 089 85709286
Telefax 089 85709287

Das Papier, aus dem dieser Geschäftsbericht besteht, ist nach den Kriterien des Forest Stewardship Councils (FSC) zertifiziert worden.
Der FSC hat strikte sozioökologische Maßstäbe für die Waldbewirtschaftung vorgeschrieben.
Sie betreffen unkontrollierte Abholzung, die sonstige Belastung der Umwelt und dienen auch dem Schutz der Menschenrechte.
Alle Produkte mit FSC-Siegel durchlaufen mehrere Stufen des Handels und der Verarbeitung.
Somit werden auch Papierverarbeiter wie Druckereien nach den Regeln des FSC zertifiziert.

HypoVereinsbank
UniCredit Group

HypoVereinsbank
UniCredit Group

82-3777

RECEIVED

2008 ... -5 A 9:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2007 Geschäftsbericht Anteilsbesitz

Anteilsbesitz

NAME UND SITZ	KAPITALANTEIL in % INSGESAMT § 16 Abs. 4 AktG	DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
Blue Capital Europa Immobilien GmbH & Co. Achte Objekte Großbritannien KG, Hamburg	100,0	100,0	EUR	1975	1980
Blue Capital Europa Immobilien Verwaltungs GmbH, Hamburg	100,0	100,0			
Blue Capital Fonds GmbH, Hamburg	100,0	100,0	EUR	7777	5589
Blue Capital GmbH, Hamburg	100,0	100,0	EUR	25796	23992
Blue Capital Immobilien und Verwaltung Sekundär GmbH, Hamburg	100,0	100,0			
Blue Capital Initiatoren GmbH, Hamburg	100,0	100,0	EUR	129	[2]
Blue Capital Metro Amerika Inc., Atlanta	100,0	100,0			
Blue Capital Note Erste GmbH, Hamburg	100,0	100,0			
Blue Capital Note Verwaltungs GmbH, Hamburg	100,0	100,0			
Blue Capital Pennsylvania Inc., Washington	100,0	100,0			
Blue Capital Private Assets GmbH, Hamburg	100,0	100,0			
Blue Capital Real Estate GmbH, München	100,0	100,0	EUR	343	195
Blue Capital Stiftungstreuhand GmbH, Hamburg	100,0	100,0			
Blue Capital Treuhand GmbH, Hamburg	100,0	100,0	EUR	1538	– 103
Blue Capital USA Immobilien Verwaltungs GmbH, Hamburg	100,0	100,0			
Blue Capital Zweite Europa Immobilien Verwaltungs-gesellschaft mbH, Hamburg	100,0	100,0			
Blue Capital Zweite USA Immobilien Verwaltungs GmbH, Hamburg	100,0	100,0			
Bode Grabner Beye Trust GmbH, Grünwald	100,0	100,0			
BodeHewitt Beteiligungs AG, Grünwald	72,3				
Bonum Anlage- und Beteiligungsgesellschaft mbH, Bremen	100,0	100,0	EUR	60	[2]
BV Finance Praha s.r.o. i.L., Prag	100,0				
BV Grundstücksentwicklungs-GmbH, München	100,0	100,0			
BV Grundstücksentwicklungs-GmbH & Co. Kinocenter KG, München	100,0	100,0	EUR	88	[2]
BV Grundstücksentwicklungs-GmbH & Co. Schloßberg-Projektentwicklungs-KG, München	100,0	100,0	EUR	38	[2]
BV Grundstücksentwicklungs-GmbH & Co. Verwaltungs-KG, München	100,0		EUR	425	[2]
Cameron Granville Asset Management (SPV-AMC), Inc., Global City, Taguig	100,0	100,0	PHP	– 510513	– 314165
Cameron Granville 2 Asset Management Inc., Global City, Taguig	100,0	100,0	PHP	– 249601	42609
Cameron Granville 3 Asset Management Inc., Global City, Taguig	100,0	100,0	PHP	– 1104413	– 572865
City Carré Verwaltungs B.V., Den Haag	100,0	100,0			
City-Hotel GmbH, München	100,0	100,0			
CL Dritte Car Leasing GmbH & Co. KG, Camin	100,0	100,0			
CL Dritte Car Leasing Verwaltungsgesellschaft mbH, Camin	100,0	100,0			

HypoVereinsbank
UniCredit Group

82-3777

2007 Geschäftsbericht Anteilsbesitz

Herausgeber
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Sitz München
80311 München
www.hvb.com
Registergericht: München HRB 421 48
Layout: Mercurio S.r.L., Mailand
Satz: Max Vornehm GmbH
Druck: Druckerei Kriechbaumer
Druckfreigabe: 3. 4. 2008
Auslieferung: 16. 4. 2008
Printed in Germany

Inhalt

1	**Tochterunternehmen der HVB Group**	**2**
	1.1 In den Konzernabschluss einbezogen	2
	1.1.1 Kreditinstitute	2
	1.1.1.1 Inländische Kreditinstitute	2
	1.1.1.2 Ausländische Kreditinstitute	2
	1.1.2 Sonstige konsolidierte Unternehmen	2
	1.2 Nicht konsolidierte Tochterunternehmen der HVB Group	4
	1.2.1 Kreditinstitute	4
	1.2.2 Sonstige nicht konsolidierte Unternehmen	4
2	**Gemeinschaftsunternehmen (Joint Ventures)**	**14**
	Gemeinschaftsunternehmen von untergeordneter Bedeutung	14
	Sonstige Unternehmen	
3	**Assoziierte Unternehmen**	**14**
	3.1 At-Equity-bewertete assoziierte Unternehmen	14
	Sonstige Unternehmen	14
	3.2 Assoziierte Unternehmen von untergeordneter Bedeutung	14
	3.2.1 Kreditinstitute	14
	3.2.2 Sonstige Unternehmen	14
4	**Beteiligungen ohne maßgeblichen Einfluss mit einer Anteilsquote von 20% bis 50%**	**15**
	4.1 Kreditinstitute	15
	4.2 Sonstige Unternehmen	15
5	**Beteiligungen an großen Kapitalgesellschaften, bei denen die Beteiligung 5% der Stimmrechte überschreitet und der Ausweis nicht bereits unter Anteilsbesitz ab 20% erfolgt ist.**	**16**
6	**Weiterer ausgewählter Anteilsbesitz unter 20%**	**17**
	6.1 Kreditinstitute	17
	6.2 Sonstige Unternehmen	17
	Devisenkurse für 1 € zum 31.12.2007	18
	Anmerkungen und Erläuterungen	19

Anteilsbesitz

Gemäß § 313 Abs. 2 HGB zum Konzernabschluss sowie gemäß § 285 Nr. 11 und 11 a HGB zum Jahresabschluss der AG

NAME UND SITZ	KAPITALANTEIL in % INSGESAMT § 16 Abs. 4 AktG	KAPITALANTEIL in % DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
1 Tochterunternehmen der HVB Group					
1.1 In den Konzernabschluss einbezogen					
1.1.1 Kreditinstitute					
1.1.1.1 Inländische Kreditinstitute					
Bankhaus Neelmeyer AG, Bremen	100,0		EUR	40400	1.1
DAB Bank AG, München	76,4		EUR	151300	30342
Internationales Immobilien-Institut GmbH, München	94,0		EUR	9031	– 332
Vereinsbank Victoria Bauspar Aktiengesellschaft, München	70,0		EUR	64193	1060
1.1.1.2 Ausländische Kreditinstitute					
direktanlage.at AG, Salzburg	100,0	100,0	EUR	28508	9815
HVB Banque Luxembourg Société Anonyme, Luxemburg	100,0		EUR	1208700	139780
1.1.2 Sonstige konsolidierte Unternehmen					
Acis Immobilien- und Projektentwicklungs GmbH & Co. Oberbaum City KG, München[4]	100,0	100,0	EUR	29	1984
Acis Immobilien- und Projektentwicklungs GmbH & Co. Parkkolonnaden KG, München[4]	100,0	100,0	EUR	30	2327
Acis Immobilien- und Projektentwicklungs GmbH & Co. Stuttgart Kronprinzstraße KG, München[4]	100,0	100,0	EUR	29	286
Alexandersson Real Estate I B.V., Apeldoorn	100,0	100,0	EUR	91	3524
ANWA Gesellschaft für Anlagenverwaltung mbH, München	95,0	93,8	EUR	26	3539
Argentaurus Immobilien-Vermietungs- und Verwaltungs GmbH, München	100,0	100,0	EUR	793	2
ARRONDA Immobilienverwaltungs GmbH, München	100,0	100,0	EUR	– 50352	0
Atlanterra Immobilienverwaltungs GmbH, München	90,0	90,0	EUR	– 43112	1000
A&T-Projektentwicklungs GmbH & Co. Potsdamer Platz Berlin KG, München[4]	66,7	66,7	EUR	– 40174	1000
Aufbau Dresden GmbH, München	100,0	100,0	EUR	– 24944	1000
Bayerische Wohnungsgesellschaft für Handel und Industrie mbH, München	100,0	100,0	EUR	294	2
Betaterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,8	EUR	26	2
Beteiligungs-und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg	100,0		EUR	186645	1.2
BodeHewitt AG & Co. KG, Grünwald	72,3		EUR	5592	5516
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Alpha Management KG, München[4]	100,0	100,0	EUR	– 26730	1000
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Beta Management KG, München[4]	100,0	100,0	EUR	– 57327	0
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Gamma Management KG, München[4]	100,0	100,0	EUR	– 63343	0
Enderlein & Co. GmbH, Bielefeld	100,0	100,0	EUR	114	2

NAME UND SITZ	KAPITALANTEIL in % INSGESAMT § 16 Abs. 4 AktG	KAPITALANTEIL in % DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
GIMMO Immobilien-Vermietungs- und Verwaltungs GmbH, München	100,0	100,0	EUR	20	[2]
Golf- und Country Club Seddiner See Immobilien GmbH, Berlin	94,0	94,0	EUR	– 17442	995
Großkugel Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0	EUR	– 3354	[2]
Grundstücksaktiengesellschaft am Potsdamer Platz (Haus Vaterland), München	98,2	98,2	EUR	4495	[2]
H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, München	100,0	90,0	EUR	5101	[2]
HVB Alternative Advisors LLC, New York	100,0		USD	44618	2386
HVB Alternative Financial Products AG, Wien	100,0		EUR	969	20
HVB Asset Management Holding GmbH, München	100,0	100,0	EUR	25	[2]
HVB Capital Asia Limited, Central, Hongkong	100,0		EUR	58546	7231
HVB Capital LLC, Wilmington	100,0		USD	1128	87
HVB Capital LLC II, Wilmington	100,0		USD	3	0
HVB Capital LLC III, Wilmington	100,0		USD	1107	90
HVB Capital LLC V, Wilmington	100,0		EUR	0	0
HVB Capital LLC VI, Wilmington	100,0		USD	2	0
HVB Capital LLC VIII, Wilmington	100,0		USD	0	0
HVB Capital Partners AG, München	100,0		EUR	12671	[1,3]
HVB Gesellschaft für Gebäude mbH & Co KG, München[4]	100,0		EUR	871401	5995
HVB Global Assets Company, L.P., City of Dover[3]	5,0		USD	1094343	77123
HVB Hong Kong Limited, Hongkong	100,0		USD	7724	– 539
HVB Immobilien AG, München	100,0		EUR	27030	[1,4]
HVB Information Services GmbH, München	100,0		EUR	901	[1,5]
HVB Investments (UK) Limited, George Town	100,0		GBP	200883	8242
HVB Leasing GmbH, Hamburg	100,0		EUR	162026	[1,6]
HVB Projekt GmbH, München	100,0	94,0	EUR	25626	[2]
HVB Tecta GmbH, München	100,0	94,0	EUR	1751	[2]
HVB U.S. Finance Inc., New York	100,0		USD	41217	3350
HVB Verwa 4 GmbH, München	100,0		EUR	132	[1,7]
HVB Verwa 4.4 GmbH, München	100,0	100,0	EUR	25	[2]
HVZ GmbH & Co. Objekt KG, München[4]	100,0	100,0	EUR	148065	2604
Hypo (UK) Holdings Limited, London	100,0		GBP	646	163
HypoVereinsFinance N.V., Amsterdam	100,0		EUR	2132	1187
Hypo-Bank Verwaltungszentrum GmbH & Co. KG Objekt Arabellastraße, München[4]	100,0	100,0	EUR	26	[2]
Interra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,8	EUR	51	[2]
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße I KG, München[4]	100,0	100,0	EUR	– 7330	1000
Omnia Grundstücks-GmbH & Co. Objekt Ostragehege KG, München[4]	100,0	94,0	EUR	26	[2]
Orestos Immobilien-Verwaltungs GmbH, München	100,0	100,0	EUR	10149	[2]
Othmarschen Park Hamburg GmbH & Co. Centerpark KG, München[4]	100,0	100,0	EUR	– 20692	600

NAME UND SITZ	KAPITALANTEIL in % INSGESAMT § 16 Abs. 4 AktG	DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
Othmarschen Park Hamburg GmbH & Co. Gewerbepark KG, München[4]	100,0	100,0	EUR	– 46808	600
PARUS Gesellschaft für Immobilienverwaltung mbH, München	100,0	94,0	EUR	25	[2]
PlanetHome AG, Unterföhring (Stimmrechtsanteil: 99,9%)	90,8		EUR	29008	1536
PlanetHome GmbH, Mannheim	100,0	100,0	EUR	1115	555
Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG, München[4]	100,0	100,0	EUR	500014	12780
Roncasa Immobilien-Verwaltungs GmbH, München	90,0	90,0	EUR	– 42845	0
Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Verwaltungszentrum, München[4]	100,0	100,0	EUR	2301	7734
Sirius Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0	EUR	– 143835	[2]
SOLARIS Verwaltungsgesellschaft mbH & Co. Vermietungs KG, München[4]	94,9	94,9	EUR	0	0
Solos Immobilien- und Projektentwicklungs GmbH & Co. Sirius Beteiligungs KG, München[4]	100,0	100,0	EUR	– 39199	1001
TERRENO Grundstücksverwaltung GmbH & Co. Entwicklungs- und Finanzierungsvermittlungs-KG, München[4]	75,0	75,0	EUR	– 269660	– 106
TIVOLI Grundstücks-Aktiengesellschaft, München	99,7	99,7	EUR	10636	3120
T&P Frankfurt Development B.V., Amsterdam	87,5	87,5	EUR	– 6960	50
T&P Vastgoed Stuttgart B.V., Amsterdam	87,5	87,5	EUR	– 16389	– 5
Wealth Management Capital Holding GmbH, München	100,0		EUR	20475	[1,8]
1.2 Nicht konsolidierte Tochterunternehmen der HVB Group[5]					
1.2.1 Kreditinstitute					
HVB Banca pentru Locuinte S.A., Bukarest	55,0	55,0	RON	27861	– 9495
HVB Investitionsbank GmbH, Hamburg	100,0	100,0	EUR	27013	[2]
HVB Singapore Limited, Singapur	100,0		EUR	10554	519
iii-investments Luxembourg S.A., Luxemburg	100,0	100,0			
1.2.2 Sonstige nicht konsolidierte Unternehmen					
AB Immobilienverwaltungs-GmbH, München	100,0	100,0			
AB Immobilienverwaltungs-GmbH & Co. XENOR-KG, München (Stimmrechtsanteil: 66,7% insgesamt, davon mittelbar 33,3%)	94,0	0,0	EUR	– 6446	215
Acis Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Active Bond Portfolio Management GmbH, Grünwald	100,0	100,0			
AdFinCon - Advanced Financial IT Consulting GmbH, Hamburg	100,0				
AGROB AKTIENGESELLSCHAFT, Ismaning (Stimmrechtsanteil: 75,0%)	52,7	52,7	EUR	16893	1190
AGRUND Grundstücks-GmbH, München	90,0	90,0			
Alkmene Immobilien-Verwaltungs GmbH, München	100,0	100,0			
Allcasa Immobilien-Verwaltungs GmbH, München	100,0	100,0			
ALLTERRA Immobilienverwaltungs GmbH, München	100,0	100,0	EUR	– 6209	0

NAME UND SITZ	KAPITALANTEIL in %		WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
	INSGESAMT § 16 Abs. 4 AktG	DAVON MITTELBAR			
»Alte Schmelze« Projektentwicklungsgesellschaft mbH, Dresden	100,0	100,0	EUR	– 195	10
Altea Verwaltungsgesellschaft mbH, München	100,0	100,0			
Altea Verwaltungsgesellschaft mbH & Co. Objekt I KG, München	100,0	100,0			
Amphitryon Immobilien-Verwaltungs GmbH, München	100,0	100,0			
Antus Immobilien- und Projektentwicklungs GmbH, München	90,0	90,0	EUR	– 17872	– 1375
Apir Verwaltungsgesellschaft mbH, München	100,0	100,0			
Apir Verwaltungsgesellschaft mbH & Co. Immobilien- und Vermietungs KG, München	100,0	100,0	EUR	– 22234	962
ARCADIA Gesellschaft für Immobilienverwaltung mbH, München	100,0	94,0	EUR	25	2
Arena Stadion Beteiligungsverwaltungs-GmbH, München	100,0				
Argentum Media GmbH & Co. KG, Hamburg	100,0	100,0			
Artemus Macro Fund SPC Limited, Grand Cayman	100,0	100,0			
Asset Management Bremen GmbH, Bremen	100,0	100,0	EUR	83	2
ASTROTERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	94,0	EUR	25	2
A&T-Projektentwicklungs-Verwaltungs GmbH, München	66,7	66,7			
BaLea Soft GmbH & Co. KG, Hamburg	100,0	100,0	EUR	2165	341
BaLea Soft Verwaltungsgesellschaft mbH, Hamburg	100,0	100,0			
Bavaria Servicos de Representacao Comercial Ltda., Sao Paulo	100,0				
Bayern Power Limited, London	100,0		GBP	1967	57
BD Industrie-Beteiligungsgesellschaft mbH, München	100,0				
BFL Beteiligungsgesellschaft für Flugzeug-Leasing mbH, München	100,0				
B.I. International Limited, George Town	100,0	100,0			
BIL Aircraftleasing GmbH, Grünwald	100,0	100,0			
BIL Beteiligungstreuhand GmbH, München	100,0	100,0			
BIL Immobilien Fonds GmbH, München	100,0	100,0			
BIL Immobilien Fonds GmbH & Co Objekt Perlach KG, München (Stimmrechtsanteil: 99,8%)	100,0	100,0	EUR	3594	136
BIL Leasing-Fonds GmbH & Co VELUM KG, München	100,0				
BIL Leasing-Fonds Verwaltungs-GmbH, München	100,0	100,0			
BIL V & V Vermietungs GmbH, München	100,0	100,0			
Blue Capital Dritte Europa Immobilien Verwaltungsgesellschaft mbH, Hamburg	100,0	100,0			
Blue Capital Equity GmbH, Hamburg	100,0	100,0	EUR	19216	6998
Blue Capital Equity Management GmbH, Hamburg	100,0	100,0			
Blue Capital Equity Sekundär GmbH, Hamburg	100,0	100,0			
Blue Capital Erste Kanada Immobilien Verwaltungsgesellschaft mbH, Hamburg	100,0	100,0			
Blue Capital Europa Erste Immobilien - Objekt Niederlande - Verwaltungs GmbH, Hamburg	100,0	100,0	EUR	1714	77

NAME UND SITZ	KAPITALANTEIL in %		WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
	INSGESAMT § 16 Abs. 4 AktG	DAVON MITTELBAR			
Blue Capital Europa Immobilien GmbH & Co. Achte Objekte Großbritannien KG, Hamburg	100,0	100,0	EUR	1975	1980
Blue Capital Europa Immobilien Verwaltungs GmbH, Hamburg	100,0	100,0			
Blue Capital Fonds GmbH, Hamburg	100,0	100,0	EUR	7777	5589
Blue Capital GmbH, Hamburg	100,0	100,0	EUR	25796	23992
Blue Capital Immobilien und Verwaltung Sekundär GmbH, Hamburg	100,0	100,0			
Blue Capital Initiatoren GmbH, Hamburg	100,0	100,0	EUR	129	[2]
Blue Capital Metro Amerika Inc., Atlanta	100,0	100,0			
Blue Capital Note Erste GmbH, Hamburg	100,0	100,0			
Blue Capital Note Verwaltungs GmbH, Hamburg	100,0	100,0			
Blue Capital Pennsylvania Inc., Washington	100,0	100,0			
Blue Capital Private Assets GmbH, Hamburg	100,0	100,0			
Blue Capital Real Estate GmbH, München	100,0	100,0	EUR	343	195
Blue Capital Stiftungstreuhand GmbH, Hamburg	100,0	100,0			
Blue Capital Treuhand GmbH, Hamburg	100,0	100,0	EUR	1533	– 103
Blue Capital USA Immobilien Verwaltungs GmbH, Hamburg	100,0	100,0			
Blue Capital Zweite Europa Immobilien Verwaltungs-gesellschaft mbH, Hamburg	100,0	100,0			
Blue Capital Zweite USA Immobilien Verwaltungs GmbH, Hamburg	100,0	100,0			
Bode Grabner Beye Trust GmbH, Grünwald	100,0	100,0			
BodeHewitt Beteiligungs AG, Grünwald	72,3				
Bonum Anlage- und Beteiligungsgesellschaft mbH, Bremen	100,0	100,0	EUR	60	[2]
BV Finance Praha s.r.o. i.L., Prag	100,0				
BV Grundstücksentwicklungs-GmbH, München	100,0	100,0			
BV Grundstücksentwicklungs-GmbH & Co. Kinocenter KG, München	100,0	100,0	EUR	83	[2]
BV Grundstücksentwicklungs-GmbH & Co. Schloßberg-Projektentwicklungs-KG, München	100,0	100,0	EUR	33	[2]
BV Grundstücksentwicklungs-GmbH & Co. Verwaltungs-KG, München	100,0		EUR	425	[2]
Cameron Granville Asset Management (SPV-AMC), Inc., Global City, Taguig	100,0	100,0	PHP	– 510513	– 314165
Cameron Granville 2 Asset Management Inc., Global City, Taguig	100,0	100,0	PHP	– 249601	42609
Cameron Granville 3 Asset Management Inc., Global City, Taguig	100,0	100,0	PHP	– 1104413	– 572865
City Carré Verwaltungs B.V., Den Haag	100,0	100,0			
City-Hotel GmbH, München	100,0	100,0			
CL Dritte Car Leasing GmbH & Co. KG, Camin	100,0	100,0			
CL Dritte Car Leasing Verwaltungsgesellschaft mbH, Camin	100,0	100,0			

[redacted]

NAME UND SITZ	KAPITALANTEIL in % INSGESAMT § 16 Abs. 4 AktG	KAPITALANTEIL in % DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
Comes Bauconcept GmbH, München	100,0	100,0	EUR	61	[2]
Cornus Immobilien- und Vermietungs GmbH, München	100,0	100,0			
COSMOTERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[2]
CUMTERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,8	EUR	26	[2]
DANIA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0			
Delpha Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Deltaterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,8	EUR	260	[2]
Dione Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[2]
Dorion GmbH & Co. KG, München (Stimmrechtsanteil: 94,1%)	94,0	94,0			
Düsseldorf-Münchener Beteiligungsgesellschaft mbH, München	100,0	100,0	EUR	11303	846
Erste Onshore Windkraft Beteiligungsgesellschaft mbH & Co. Windpark Mose KG, Oldenburg (Stimmrechtsanteil: 68,3%)	68,5	68,5	EUR	399	– 275
Erste Onshore Windkraft Beteiligungsgesellschft mbH & Co. Windpark Grefrath KG, Oldenburg (Stimmrechtsanteil: 68,3%)	68,5	68,5	EUR	– 305	154
Erste Onshore Windkraft Beteiligungsgesellschft mbH & Co. Windpark Krähenberg KG, Oldenburg (Stimmrechtsanteil: 68,3%)	68,5	68,5			
Euro-Bond Blue Capital Management GmbH, Bad Soden	100,0	100,0			
Euro-Bond Blue Capital Verwaltungs GmbH, Bad Soden	100,0	100,0			
Evaris Objektgesellschaft Beteiligungs GmbH, München	100,0	100,0	EUR	26	[2]
Evaris Objekt-GmbH & Co. KG, München	100,0	100,0	EUR	511	133
Family Trust Management Europe S. A., Luxemburg	80,0	80,0	EUR	447	227
Ferra Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße KG, München	100,0	100,0	EUR	15405	1020
FGB Grund und Boden GmbH & Co. KG, München	94,0	94,0	EUR	– 5003	1000
FGB Grund und Boden Verwaltungs GmbH, München	100,0	100,0			
Finanzberatung F.4.5 GmbH i.L., München	100,0	100,0	EUR	26	[2]
Food & more GmbH, München	100,0		EUR	100	[1,9]
GALILEO Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[2]
GAMMATERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,8	EUR	26	[2]
GCCS Golfanlagen Errichtungs- und Verwaltungs GmbH, Berlin	100,0	100,0	EUR	26	[2]
GE Immobilienverwaltungs-GmbH, München	98,0	98,0			
GE Immobilienverwaltungs-GmbH & Co. Grundstücks-KG, München	100,0	100,0	EUR	256	[2]
G.F.S. Management Kantoor B.V., Den Haag	100,0	100,0			
Goethe Galerie Centermanagement GmbH, Jena	100,0	100,0			
Grand Central Re Limited, Hamilton	92,5		USD	63355	7237
Grundstücksgesellschaft Simon beschränkt haftende Kommandit-gesellschaft, München	100,0	100,0	EUR	52	641
H & B Immobilien GmbH & Co. Objekte KG, München	100,0	100,0	EUR	5	[2]
Halos GmbH & Co. Objekt KG, München	100,0	100,0	EUR	8191	675
HAWA Grundstücks GmbH & Co. OHG Hotelverwaltung, München	100,0	100,0	EUR	276	[2]

NAME UND SITZ	KAPITALANTEIL in % INSGESAMT § 16 Abs. 4 AktG	DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
HAWA Grundstücks GmbH & Co. OHG Immobilienverwaltung, München	100,0	100,0			
Hekla Immobilien Projektentwicklungs GmbH & Co. Hotel Jena KG, München	100,0	100,0	EUR	– 8985	– 343
Hekla Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Hekla Immobilien- und Projektentwicklungs GmbH & Co. Vermietungs KG, München	100,0	100,0			
HESTAR Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0			
H.F.S. Beteiligungs GmbH, München	100,0	100,0			
H.F.S. Immobilienfonds Deutschland 19 GmbH & Co. KG, München	100,0	100,0			
H.F.S. Immobilienfonds Europa 1 Beteiligungs GmbH, München	100,0	100,0			
H.F.S. Immobilienfonds Europa 2 Beteiligungs GmbH, München	100,0	100,0			
H.F.S. Immobilienfonds Europa 3 Beteiligungs B.V., Den Haag	100,0	100,0			
H.F.S. Immobilienfonds GmbH, Ebersberg	100,0	100,0	EUR	– 1213	2
H.F.S. Immobilienfonds GmbH & Co. Europa 4 KG, München	100,0	100,0			
H.F.S. Immobilienfonds GmbH & Co. Europa 5 KG, München	100,0	100,0			
H.F.S. Istanbul 1 Gayrimenkul Yönetimi Limited Sirketi, Istanbul	100,0	100,0			
H.F.S. Istanbul 2 Gayrimenkul Yönetimi Limited Sirketi, Istanbul	100,0	100,0			
H.F.S. Komplementärs GmbH, München	100,0	100,0			
H.F.S. Leasingfonds GmbH, Ebersberg	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Ecuador« KG, München	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Haiti« KG, München	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Hawai« KG, München	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Java« KG, München	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Korea« KG, München	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Kuba« KG, München	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Malaysia« KG, München	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Panama« KG, München	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Thailand« KG, München	100,0	100,0			
H.F.S. Schiffs-Leasingfonds GmbH, München	100,0	100,0			
H.F.S. Value Management GmbH, München	100,0	100,0			
H.F.S. Zweitmarktfonds Deutschland 3 GmbH & Co. KG, München	100,0	100,0			
H.F.S. Zweitmarktfonds Deutschland 4 GmbH & Co. KG, München	100,0	100,0			
H.F.S. Zweitmarktfonds GmbH, München	100,0	100,0			
HMIS Management Information & Service GmbH, München	100,0	100,0			
Hofgarten Real Estate B.V., Amsterdam (Stimmrechtsanteil: 50,5%)	47,2	47,2	EUR	– 49333	– 62
Hotel Seddiner See GmbH, Berlin	94,0	94,0	EUR	– 167	– 250
HVB Asia Advisers Sdn. Bhd., Kuala Lumpur	100,0	100,0			
HVB Asia Limited, Singapur	100,0		EUR	28003	1204
HVB Asset Leasing Limited, London	100,0	100,0	USD	89290	7861
HVB Asset Management Asia Ltd., Singapur	100,0	100,0	EUR	5865	853
HVB Australia Pty Ltd., Sydney	100,0	100,0	EUR	2302	– 314

NAME UND SITZ	KAPITALANTEIL in %		WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
	INSGESAMT § 16 Abs. 4 AktG	DAVON MITTELBAR			
HVB Beteiligungsgesellschaft mbH, München	100,0				
HVB Cape Blanc LLC, Wilmington	100,0	100,0			
HVB Capital Partners S.à.r.l., Luxemburg	100,0	100,0	EUR	6438	5337
HVB Consult GmbH, München	100,0		EUR	1023	[1,10]
HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, München	100,0		EUR	818	[1,11]
HVB Energy Holdings LLC, New York	100,0				
HVB Expertise GmbH, München	100,0		EUR	867	166
HVB Export Leasing GmbH, München	100,0				
HVB Finance London Limited, London	100,0				
HVB FondsFinance GmbH, München	100,0	94,0	EUR	2866	– 464
HVB Fund Services Limited i.L., Dublin	100,0				
HVB Funding Trust II, Wilmington	100,0				
HVB Funding Trust VIII, Wilmington	100,0				
HVB Gesellschaft für Gebäude Beteiligungs GmbH, München	100,0				
HVB Global Assets Company (GP), LLC, City of Dover	100,0				
HVB Industriebeteiligungsgesellschaft S.à.r.l., Luxemburg	100,0		EUR	3217	1434
HVB International Asset Leasing GmbH, München	100,0		EUR	– 1271	5878
HVB Leasing International GmbH & Co. KG, Hamburg	100,0	100,0			
HVB Leasing Limited Partnership, Wilmington	100,0				
HVB Life Science GmbH, München	100,0				
HVB Life Science GmbH & Co. Beteiligungs-KG, München	100,0		EUR	1025	– 42
HVB London Investments (AVON) Limited, London	100,0				
HVB London Investments (Blackwater) Limited, London	100,0				
HVB London Investments (CAM) Limited, London	100,0				
HVB London Trading Ltd., London	100,0				
HVB MG LLC, New York	100,0	100,0			
HVB Mortgage Capital Corp., Wilmington	100,0	100,0			
HVB PGUP LLC, New York	100,0	100,0			
HVB Principal Equity GmbH, München	100,0		EUR	34	[1,12]
HVB Profil Gesellschaft für Personalmanagement mbH, München	100,0		EUR	28	[1,13]
HVB Projekt Emilienhof GmbH & Co. KG, München	100,0	100,0	EUR	250	[2]
HVB Projekt Emilienhof Verwaltungs GmbH, München	100,0	100,0			
HVB Projekt Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
HVB Rating Advisory GmbH, München	100,0				
HVB Realty Capital Inc., New York	100,0	100,0			
HVB Russell Management GmbH, München	51,0		EUR	1030	10
HVB Secur GmbH, München	100,0				
HVB Services South Africa (Proprietary) Limited, Johannesburg	100,0				
HVB Structured Invest S.A., Luxemburg-Kirchberg	100,0		EUR	2254	– 815
HVB Verwa 1 GmbH, München	100,0				
HVB Verwa 3 GmbH, München	100,0		EUR	767	[1,14]

[redacted]

[redacted]

NAME UND SITZ	KAPITALANTEIL in % INSGESAMT § 16 Abs. 4 AktG	KAPITALANTEIL in % DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
HVB Verwa 4.1 GmbH, München	100,0	100,0	EUR	25	[2]
HVB Verwa 4.6 GmbH, München	100,0	100,0	EUR	25	[2]
HVB Verwa 5 GmbH, München	100,0				
HVB Verwa 5 GmbH & Co. Restrukturierung KG, Bochum	100,0		EUR	1725	1.695
HVB Verwa 7 GmbH, München	100,0		EUR	22	[1,15]
HVB Verwa 8 GmbH, München	100,0		EUR	25	[1,16]
HVBFF Baumanagement GmbH, München	100,0	100,0	EUR	50	[2]
HVBFF Beteiligungstreuhand GmbH, München	100,0	100,0			
HVBFF International Greece GmbH, München	100,0	100,0			
HVBFF Internationale Leasing GmbH, München	100,0	100,0			
HVBFF Kapitalvermittlungs GmbH, München	100,0	100,0	EUR	19	[2]
HVBFF Leasing & Investition GmbH & Co Erste KG, München	100,0	100,0			
HVBFF Leasing & Investition GmbH & Co Neunte KG, München	100,0	100,0			
HVBFF Leasing Objekt GmbH, München	100,0	100,0			
HVBFF Leasing-Fonds Verwaltungs GmbH, München	100,0	100,0			
HVBFF Objekt Beteiligungs GmbH, München	100,0	100,0			
HVBFF Objekt Leipzig GmbH, München	70,0	70,0			
HVBFF Produktionshalle GmbH, München	100,0	100,0			
HVBFF Verwaltungs GmbH, München	100,0	100,0			
HVZ GmbH & Co. Objekt Unterföhring KG, München	100,0	100,0	EUR	26	[2]
Hypo-Bank Verwaltungszentrum GmbH, München	100,0	100,0			
HYPO-REAL Haus & Grundbesitz Gesellschaft mbH & Co.					
Immobilien-Vermietungs KG, München	80,0	80,0	EUR	– 2739	958
HYPO-REAL Haus- und Grundbesitz Gesellschaft mbH, München	100,0	100,0	EUR	128	[2]
IMWA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0			
Isar-Seine Immobilien GmbH, München	100,0				
Ispona Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[2]
Keller Crossing L.P., Atlanta	100,0	100,0	USD	3	– 1559
KHR Projektentwicklungsgesellschaft mbH, München	100,0	100,0			
KHR Projektentwicklungsgesellschaft mbH & Co.					
Objekt Bornitzstraße II KG, München	100,0	100,0	EUR	– 6263	859
KHR Projektentwicklungsgesellschaft mbH & Co.					
Objekt Bornitzstraße III KG, München	100,0	100,0	EUR	– 5194	568
KHR Projektentwicklungsgesellschaft mbH & Co.					
Objekt Bornitzstraße KG, München	100,0	100,0	EUR	– 22829	866
LADIS Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0			
Ladon Verwaltungsgesellschaft mbH, München	100,0	100,0			
Laimberg 81. V V AG, München	100,0				
Landos Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Leng Loi Limited, Hongkong	100,0				
LFL Luftfahrzeug Leasing GmbH, Hamburg	100,0	100,0	EUR	2294	727
Life Britannia GP Limited, Edgware	100,0	100,0			

NAME UND SITZ	KAPITALANTEIL in %		WÄHRUNG	EIGEN-KAPITAL	JAHRES-ERGEBNIS
	INSGESAMT § 16 Abs. 4 AktG	DAVON MITTELBAR		in Tausend	in Tausend
Life Britannia Management GmbH, Grünwald	100,0	100,0	EUR	25	219
Life Management Dritte GmbH, Grünwald	100,0	100,0			
Life Management Erste GmbH, München	100,0	100,0	EUR	24	[2]
Life Management Zweite GmbH, Grünwald	100,0	100,0	EUR	26	[2]
Life Science I Beteiligungs GmbH, München	100,0	100,0	EUR	– 1 643	– 6
Life Verwaltungs Dritte GmbH, München	100,0	100,0			
Life Verwaltungs Erste GmbH, München	100,0	100,0			
Life Verwaltungs Zweite GmbH, Grünwald	100,0	100,0			
Marienplatz Großgarage GmbH, München	66,7	66,7	EUR	635	291
Mercator Industrie- und Büro-Center GmbH, München	100,0	100,0			
MERCATOR Industrie- und Büro-Center GmbH & Co. Verwaltungs KG, München	100,0	100,0			
MERIAN Gesellschaft für Immobilienverwaltung mbH, München	100,0	94,0	EUR	25	[2]
Merkurhof Grundstücksgesellschaft mit beschränkter Haftung, Hamburg	100,0	100,0	EUR	14 248	555
MILLETERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[2]
Mobility Concept GmbH, München	60,0	60,0	EUR	4 486	1 651
Motion Picture Markets GmbH & Co KG, Grünwald	50,0	50,0			
Motion Picture Production GmbH, Grünwald	51,2	51,2			
Movie Market Beteiligungs GmbH, München	100,0	100,0			
Movie Market Dritte Produktions GmbH i. L., Grünwald	100,0	100,0			
Movie Market Erste Produktions GmbH i. L., Grünwald	100,0	100,0			
Movie Market Zweite Produktions GmbH i. L., Grünwald	100,0	100,0			
Mutnegra Beteiligungs- und Verwaltungs-GmbH, Hamburg	100,0	100,0			
Nadinion Objekt Huestraße GmbH & Co. KG, München	100,0	100,0			
Nadinion Verwaltungsgesellschaft mbH, München	100,0	100,0			
NXP Co-Investment Partners VIII, L.P., London	85,0	85,0			
Olos Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Olos Immobilien- und Projektentwicklungs GmbH & Co. Grundstücksentwicklungs KG, München	100,0	100,0	EUR	– 1 892	– 119
Olos Immobilien- und Projektentwicklungs GmbH & Co. Vermietungs KG, München	100,0	100,0			
Omnia Grundstücks-GmbH, München	100,0	100,0			
Omnia Grundstücks-GmbH & Co. Betriebs KG, München	100,0	94,0	EUR	26	[2]
Omnia Grundstücks-GmbH & Co. Objekt Eggenfeldener Straße KG, München	100,0	94,0			
Omnia Grundstücks-GmbH & Co. Objekt Haidenauplatz KG, München	100,0	94,0	EUR	26	[2]
Omnia Grundstücks-GmbH & Co. Objekte Sylt KG, München	100,0	100,0			
Othmarschen Park Hamburg Wohn- und Gewerbepark GmbH, München	100,0	100,0			

NAME UND SITZ	KAPITALANTEIL in %		WÄHRUNG	EIGEN-KAPITAL	JAHRES-ERGEBNIS
	INSGESAMT § 16 Abs. 4 AktG	DAVON MITTELBAR		in Tausend	in Tausend
Pegasus Bauträger GmbH, München	100,0	93,8	EUR	26	[2]
Pegasus Project Stadthaus Halle GmbH, München	100,0	93,8	EUR	26	[2]
Perseus Management Limited, Jersey	100,0	100,0			
Perterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,8	EUR	36	[2]
Plan Trade Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[2]
Plottos Verwaltungsgesellschaft mbH, München	100,0	100,0	EUR	– 520	[2]
PORA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0			
»Portia« Grundstücksverwaltungs-Gesellschaft mit beschränkter Haftung, München	100,0	100,0			
Projekt-GbR Kronstadter Straße München, München	75,0	75,0	EUR	– 12097	0
Prunus Immobilien- und Vermietungs GmbH, München	100,0	100,0	EUR	– 6360	995
Quadraterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,8	EUR	26	[2]
Quinterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,8	EUR	26	[2]
RAILTERRA Immobilienverwaltungs GmbH, München	100,0	100,0			
Randus Beteiligungs GmbH, München	100,0	100,0	EUR	26	[2]
RHOTERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,8	EUR	26	[2]
Rolin Grundstücksplanungs- und -verwaltungsgesellschaft mbH, München	100,0	100,0	EUR	552	415
Rotus Immobilien-Verwaltungs GmbH, München	100,0	100,0	EUR	26	[2]
Rotus Immobilien-Verwaltungs GmbH & Co. Objekt Eggenfeldener Straße KG i.L., München	97,0	97,0			
Salvatorplatz-Grundstücksgesellschaft mbH, München	100,0	100,0	EUR	119	[2]
Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Saarland, München	100,0	100,0	EUR	1534	[2]
Saphira Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Saphira Immobilien- und Projektentwicklungs GmbH & Co. Frankfurt City West Office Center und Wohnbau KG, München	100,0	100,0			
Schloßberg-Projektentwicklungs-GmbH und Co 683 KG, München	100,0	100,0	EUR	31	[2]
Schoeller Leasing Gesellschaft m.b.H., Wien	60,0	60,0			
Schoeller Leasing Gesellschaft mbH & Co. KG, Wien	100,0	100,0			
Schönefeld Wohn- und Gewerbebau GmbH, München	100,0	100,0			
Schönefeld Wohn- und Gewerbebau GmbH & Co. Dorfanger KG, München	100,0	100,0			
Schönefeld Wohn- und Gewerbebau GmbH & Co. »Neues Wohnen« KG, München	100,0	100,0	EUR	– 1092	990
Selfoss Beteiligungsgesellschaft mbH, München	100,0	100,0			
Simon Verwaltungs-Aktiengesellschaft i.L., München	100,0		EUR	3066	18
SKOGAR Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0			
sm-end-2-end.de AG, München	100,0		EUR	1921	28
Solos Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Spree Galerie Hotelbetriebsgesellschaft mbH, München	100,0	100,0	EUR	249	[2]
SR Immobilien Verwaltungs GmbH, München	100,0				
SRQ Finanzpartner AG, Berlin	52,5	52,5	EUR	1641	603

NAME UND SITZ	KAPITALANTEIL in % INSGESAMT § 16 Abs. 4 AktG	DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
STARS Geschäftsführungs- und Verwaltungs-GmbH, München	100,0				
STARS GmbH & Co. KGaA, München	100,0				
Status Vermögensverwaltung GmbH, Hamburg	100,0	100,0	EUR	1037	[2]
Structured Lease GmbH, Grünwald	100,0	100,0	EUR	750	[2]
Synterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,8	EUR	26	[2]
Tai Tam Limited, London	100,0				
TALISA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0			
TCHA Immobilien Verwaltungs-GmbH, München	100,0	100,0			
TERRA MAGNA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[2]
TERRCASA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0			
TERRENO Grundstücksverwaltung GmbH, München	75,0	75,0			
TERRENO Grundstücksverwaltung GmbH & Co.					
Objektgesellschaft Grillparzerstraße KG, München	75,0		EUR	– 11808	997
Terronda Development B.V., Amsterdam	100,0	100,0			
Tishman Speyer Berlin Friedrichstraße KG i.L., Berlin					
(Stimmrechtsanteil: 93,4% insgesamt; davon mittelbar 6,9%)	94,4	5,8	EUR	– 303374	– 8403
TL 1 Tank Leasing Verwaltungsgesellschaft mbH, Camin	100,0	100,0			
Transterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,8	EUR	26	[2]
Trinitrade Vermögensverwaltungs-Gesellschaft mit beschränkter					
Haftung, München	100,0				
TRITERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[2]
Triton Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[2]
Ubiterra Gesellschaft für Immobilienverwaltung mbH i.L., München	100,0	100,0			
UniCredit Beijing Consultants Limited, Peking	100,0	100,0			
UniCredit Capital Markets, Inc., New York					
(vormals HVB Capital Markets Inc., New York)	100,0	100,0	USD	30052	2095
UniCredit China Capital Limited, Hongkong	51,0		HKD	3627	3805
Union Verwaltungs- und Treuhand-Gesellschaft mit beschränkter					
Haftung, Hamburg	100,0	100,0	EUR	473	[2]
US Property Investments Inc., Dallas	100,0		USD	6033	43
VCI Volta Center Immobilienverwaltungs GmbH, München	100,0	100,0	EUR	– 22136	1001
Verba Verwaltungsgesellschaft mbH, München	100,0				
Vereinsbank Leasing International Verwaltungsgesellschaft mbH, Hamburg	100,0	100,0			
VereinWest Overseas Finance (Jersey) Limited, St. Helier	100,0				
Verwaltungsgesellschaft Katharinenhof mbH, Hamburg	100,0		EUR	708	[1,17]
Vintners London Investments (Nile) Limited, George Town	100,0	100,0			
Vivaterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	26	[2]
V.M.G. Vermietungsgesellschaft mbH, München	100,0	100,0	EUR	462	[2]
VuWB Investments Inc., Atlanta	100,0	100,0	USD	3188	– 416
WB Gesellschaft zur Vermittlung von Finanzdienstleistungen mbH i.L.,					
München	100,0	80,0			
WCREM Canadian Investments Inc., Toronto	100,0	100,0			

NAME UND SITZ	KAPITALANTEIL in % INSGESAMT § 16 Abs. 4 AktG	DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
WCREM Canadian Management Inc., Toronto	100,0	100,0			
WealthCap Investorenbetreuung GmbH, München	100,0	100,0	EUR	– 107	[2]
WealthCap Private Equity GmbH, Hamburg	100,0	100,0			
WealthCap Private Equity Management GmbH, Hamburg	100,0	100,0			
WealthCap Private Equity Sekundär GmbH, Hamburg	100,0	100,0			
WealthCap Private Equity 10 GmbH & Co. KG, Hamburg	100,0	100,0			
WealthCap Private Equity 11 GmbH & Co. KG, Hamburg	100,0	100,0			
WealthCap Real Estate Management GmbH, München	100,0	100,0	EUR	103	[2]
Wealth Capital Investments, Inc., Wilmington	100,0	100,0	USD	16823	10374
Wealth Capital Management, Inc., Wilmington	100,0	100,0	USD	1201	– 756
2 Gemeinschaftsunternehmen (Joint Ventures)[5]					
Gemeinschaftsunternehmen von untergeordneter Bedeutung					
Sonstige Unternehmen					
CGE Power Limited, London	33,3	33,3	GBP	– 19443	– 36
Global Life Science Limited Partnership, St. Peter Port	23,8		EUR	18079	4830
Heizkraftwerk Cottbus Verwaltungs GmbH, München	33,3		EUR	291	503
Heizkraftwerke-Pool-Verwaltungs-GmbH, München	33,3		EUR	153	622
Interfinanziaria S. A., Paradiso-Lugano	33,3	33,3	CHF	2252	– 44
N665UA Offshore GP, LLC, Wilmington	33,3	33,3			
N665UA Offshore OP, L.P., Wilmington (Stimmrechtsanteil: 0%)	33,2	33,2	USD	– 2101	– 1465
Udeko Handelsgesellschaft mbH, Luxemburg	24,9	24,9			
Wertweiser GmbH, München	50,0	50,0			
3 Assoziierte Unternehmen					
3.1 At-Equity-bewertete assoziierte Unternehmen					
Sonstige Unternehmen					
Ramius HVB Partners LLC, Delaware	50,0	50,0	USD	218908	10283
3.2 Assoziierte Unternehmen von untergeordneter Bedeutung[5]					
3.2.1 Kreditinstitute					
Schwäbische Bank AG, Stuttgart	25,1		EUR	25964	4849
3.2.2 Sonstige Unternehmen					
CMP Fonds I GmbH, Berlin (Stimmrechtsanteil: 25,0%)	32,7		EUR	46088	10640
DFA Deggendorfer Freihafen Ansiedlungs-GmbH, Deggendorf	50,0	50,0			

NAME UND SITZ	KAPITALANTEIL in % INSGESAMT § 16 Abs. 4 AktG	DAVON MITTELBAR	WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
DFA Deggendorfer Freihafen Ansiedlungs-GmbH & Co.					
Grundstücks-KG, Deggendorf	50,0	50,0	EUR	174	– 252
Hofgarten Grundbesitz Verwaltung GmbH i.L., Berlin	49,6	49,6			
itp Finanzservice Verwaltungsgesellschaft mbH, Salzkotten	30,0				
MOC Verwaltungs GmbH, München	23,0	23,0			
MOC Verwaltungs GmbH & Co. Immobilien KG, München[6]	23,0	23,0	EUR	– 354	418
SK BV Grundstücksentwicklung GmbH & Co. KG, Köln	25,0	25,0			
SK BV Grundstücksentwicklung Verwaltung GmbH, Köln	50,0	50,0			
4 Beteiligungen ohne maßgeblichen Einfluss					
mit einer Anteilsquote von 20% bis 50%[5]					
4.1 Kreditinstitute					
Deutsche Schiffsbank AG, Bremen/Hamburg	20,0	20,0	EUR	551 787	52 408
4.2 Sonstige Unternehmen					
Bavaria Filmkunst GmbH, München[7]	20,6		EUR	6 105	992
BayBG Bayerische Beteiligungsgesellschaft mbH, München	22,5		EUR	114 334	14 230
BC European Capital VII-12 L.P., St. Peter Port					
(Stimmrechtsanteil: 0%)	34,1		EUR	58 065	39 001
BioM Venture Capital GmbH & Co. Fonds KG, Planegg/Martinsried					
(Stimmrechtsanteil: 20,4%)	23,5		EUR	3 879	– 312
Blue Capital Equity I GmbH & Co. KG, Hamburg	20,7	20,7	EUR	36 032	27 791
BWF Beteiligungsgesellschaft Wirtschaftsförderung mbH, Hamburg	50,0				
Deutsche Structured Finance & Leasing GmbH & Co. Mira KG,					
Frankfurt/Main (Stimmrechtsanteil: 39,8% insgesamt;					
davon mittelbar 4,0%)	39,9	4,0	EUR	– 3 093	218
Doughty Hanson & Co. Technology Limited Partnership Number 3,					
London (Stimmrechtsanteil: 0%)	22,3		USD	36 069	– 4 153
Engelbert Rütten Verwaltungsgesellschaft Kommanditgesellschaft,					
Düsseldorf	30,2				
EQT III ISS Co-Investment L.P., St. Peter Port (Stimmrechtsanteil: 0%)	35,6	35,6	EUR	25 304	– 4
Felicitas GmbH, München	20,8		EUR	4 845	3 909
Fondo Nord Ovest, Turin (Stimmrechtsanteil: 0%)	26,7		EUR	4 163	– 544
GermanIncubator Erste Beteiligungs GmbH, München					
(Stimmrechtsanteil: 9,9%)	39,6		EUR	2 313	7 091
Hanseatische Verlags-Beteiligungs Aktiengesellschaft, Hamburg	31,3	31,3	EUR	28 358	2 796
H.F.S. Immobilienfonds Deutschland 14 GmbH & Co. KG, München	50,0	50,0			
Hypo stavebni sporitelna a.s., Prag	40,0	40,0	CZK	526 927	155 349
INVESCO Real Estate Germany LLC, Wilmington	24,9				
INVESCO Real Estate Germany L.P., Wilmington	24,7		USD	7 362	574

NAME UND SITZ	KAPITALANTEIL in %		WÄHRUNG	EIGEN-KAPITAL in Tausend	JAHRES-ERGEBNIS in Tausend
	INSGESAMT § 16 Abs. 4 AktG	DAVON MITTELBAR			
INVESCO Real Estate GmbH, München	24,9		EUR	2068	884
IPE Euro Wagon L.P., St. Helier (Stimmrechtsanteil: 0%)	37,5	37,5	EUR	28974	– 544
Köhler & Krenzer Fashion AG, Ehrenberg	<50,0		EUR	38959	1067
LNC Investments Holdings Inc., Global City, Taguig	40,0	40,0			
LNC (SPV-AMC) Corp., Global City, Taguig	40,0	40,0	PHP	– 388883	– 336026
LNC3 Asset Management Inc., Global City, Taguig	40,0	40,0	PHP	– 435330	– 230504
Motion Picture Markets Holding GmbH, Grünwald	33,3	33,3			
Mozfund (Proprietary) Limited, Sandton (Stimmrechtsanteil: 12,5%)	40,0				
Mühoga Münchner Hochgaragen Gesellschaft mit beschränkter Haftung, München	25,0	25,0	EUR	2751	1984
Rolo Impresa, Mailand (Stimmrechtsanteil: 0%)	98,0		EUR	50058	8207
Sentient Global Resources Fund I, L.P., George Town (Stimmrechtsanteil: 0%)	24,4		USD	155600	16482
Städtebauliche Entwicklungsgesellschaft Kelkheim/Ts. mit beschränkter Haftung, Kelkheim	40,0				
Technologie- und Gründerzentrum Gera GmbH, Gera	23,8				
The St. Margarets Limited Partnership, George Town	20,9	20,9	USD	84403	4738
The Williams Capital Group, L.P., New York (Stimmrechtsanteil: 0%)	22,1	22,1	USD	4678	– 21
TP Co-Investment Partners L.P., Wilmington (Stimmrechtsanteil: 0%)	100,0	100,0	USD	10502	0
US Retail Income Fund VII L.P., Atlanta	25,8	25,8			
VB Private Equity Fund I GbR, Hamburg	25,0	25,0	EUR	5781	4932

NAME UND SITZ	STIMMRECHTSANTEIL in %	
	INSGESAMT	DAVON MITTELBAR § 16 Abs. 4 AktG
5 Beteiligungen an großen Kapitalgesellschaften, bei denen die Beteiligung 5% der Stimmrechte überschreitet und der Ausweis nicht bereits unter Anteilsbesitz ab 20% erfolgt ist.		
AKA Ausfuhrkredit-Gesellschaft mbH, Frankfurt/Main	15,4	
ConCardis Gesellschaft mit beschränkter Haftung, Frankfurt/Main	6,0	
EURO Kartensysteme Gesellschaft mit beschränkter Haftung, Frankfurt/Main	6,0	
Société Générale de Banques au Sénégal S.A., Dakar	5,6	
Société Générale de Banques en Côte d'Ivoire S.A., Abidjan	5,1	
VBW Bauen und Wohnen GmbH, Bochum	10,8	
Wüstenrot & Württembergische AG, Stuttgart	7,5	

NAME UND SITZ	KAPITALANTEIL DER BAYERISCHE HYPO- UND VEREINSBANK AG in %	GEZEICHNETES KAPITAL in Mio €
6 Weiterer ausgewählter Anteilsbesitz unter 20%		
6.1 Kreditinstitute		
Bayerische Garantiegesellschaft mbH für mittelständische Beteiligungen, München	10,5	0,4
BBB Bürgschaftsbank zu Berlin-Brandenburg GmbH, Berlin	4,3	3,2
Bürgschaftsbank Brandenburg GmbH, Potsdam	7,8	7,4
Bürgschaftsbank Mecklenburg-Vorpommern GmbH, Schwerin	9,1	8,1
Bürgschaftsbank Sachsen GmbH, Dresden	4,7	13,1
Bürgschaftsbank Sachsen-Anhalt GmbH, Magdeburg	8,9	8,4
Bürgschaftsbank Schleswig-Holstein GmbH, Kiel	6,0	3,6
Bürgschaftsbank Thüringen GmbH, Erfurt	8,7	12,9
Bürgschaftsgemeinschaft Hamburg GmbH, Hamburg	10,5	10,9
Liquiditäts-Konsortialbank GmbH, Frankfurt/Main	5,7	200,0
Saarländische Investitionskreditbank AG, Saarbrücken	3,3	5,2
6.2 Sonstige Unternehmen		
Babcock & Brown Limited, Sydney	4,1	877,0
BioM Aktiengesellschaft Munich Bio Tech Development, Planegg	8,5	2,9
Börse Düsseldorf AG, Düsseldorf	3,0	5,0
ERGO Versicherungsgruppe Aktiengesellschaft, Düsseldorf	<5,0	196,3
MBG Mittelständische Beteiligungsgesellschaft Baden-Württemberg GmbH, Stuttgart	5,0	3,6
MBG Mittelständische Beteiligungsgesellschaft Rheinland-Pfalz mbH, Mainz	8,7	2,9
Mittelständische Beteiligungsgesellschaft Berlin-Brandenburg GmbH, Potsdam	11,6	5,7
Mittelständische Beteiligungsgesellschaft Mecklenburg-Vorpommern mbH, Schwerin	15,4	5,1
Mittelständische Beteiligungsgesellschaft Niedersachsen (MBG) mbH, Hannover	8,2	0,9
Mittelständische Beteiligungsgesellschaft Sachsen mbH, Dresden	11,8	10,4
Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mit beschränkter Haftung, Magdeburg	12,7	6,5
Mittelständische Beteiligungsgesellschaft Thüringen mbH, Erfurt	13,4	9,9
Nordex AG, Norderstedt	4,1	66,8
Saarländische Kapitalbeteiligungsgesellschaft mbH, Saarbrücken	8,7	0,8

Devisenkurse für 1 € zum 31.12.2007

Australien	1 € =	1,6757	AUD
Großbritannien	1 € =	0,73335	GBP
Hongkong / China	1 € =	11,480	HKD
Philippinen	1 € =	60,724	PHP
Rumänien	1 € =	3,6077	RON
Schweiz	1 € =	1,6547	CHF
Tschechische Republik	1 € =	26,628	CZK
USA	1 € =	1,4721	USD

Anmerkungen und Erläuterungen:

Bei Prozentangaben, die mit einem < oder > versehen sind, ergibt sich der angegebene Zahlenwert durch kaufmännische Rundung auf eine Nachkommastelle. So entsprechen < 100,0% beispielsweise 99,99% oder > 0,0% beispielsweise 0,01%.

1 Mit folgenden Gesellschaften hat die Hypo-Vereinsbank AG Ergebnisabführungsverträge abgeschlossen:

	GESELLSCHAFT	ERGEBNISÜBERNAHME in Tsd €
1.1	Bankhaus Neelmeyer AG, Bremen	6145
1.2	Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg	18908
1.3	HVB Capital Partners AG, München	115567
1.4	HVB Immobilien AG, München	– 66864
1.5	HVB Information Services GmbH, München	27107
1.6	HVB Leasing GmbH, Hamburg	0
1.7	HVB Verwa 4 GmbH, München	210212
1.8	Wealth Management Capital Holding GmbH, München	23315
1.9	Food & more GmbH, München	32
1.10	HVB Consult GmbH, München	212
1.11	HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, München	247
1.12	HVB Principal Equity GmbH, München	845
1.13	HVB Profil Gesellschaft für Personal-management mbH, München	2639
1.14	HVB Verwa 3 GmbH, München	– 4
1.15	HVB Verwa 7 GmbH, München	– 2
1.16	HVB Verwa 8 GmbH, München	– 2
1.17	Verwaltungsgesellschaft Katharinenhof mbH, Hamburg	749

2 Ergebnisübernahme durch Gesellschafter.

3 Verbundenes Unternehmen, da die HVB einen beherrschenden Einfluss via Geschäftsführung ausübt.

4 Die Gesellschaft ist gemäß § 264 b HGB von der Pflicht zur Aufstellung eines Jahresabschlusses nach den für Kapitalgesellschaften geltenden Vorschriften befreit.

5 Soweit das Eigenkapital und das Jahresergebnis nicht genannt werden, unterbleiben die Angaben aufgrund untergeordneter Bedeutung nach § 286 Abs. 3 Satz 1 Nr. 1 HGB. Aus dem gleichen Grund unterbleiben diese Angaben bei Gesellschaften gemäß § 285 Nr. 11 a HGB.

6 Gemäß SIC 12 Vollkonsolidierung in der HVB Group.

7 Verkauft in 2008.

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HypoVereinsbank
UniCredit Group

HypoVereinsbank
UniCredit Group

82-3722

INVESTOR RELATIONS RELEASE

MARCH 13, 2008

HVB Group with good results in the 2007 financial year– 4th quarter of 2007 weighed down by crisis on the financial markets, but clearly positive

- **Operating profit (€3,035 million) in 2007 increases sharply by 34.5%**
- **Operating costs (€3,576 million) significantly decline by 3.2%; cost-income ratio, at 54.1%, 8 percentage points lower than the previous year**
- **Net write-downs of loans and provisions for guarantees and commitments, at €536 million, declined 42.6%, reaching the lowest figure recorded yet**
- **Profit before tax (€2,962 million) almost doubles (83.1%)**
- **Profit after tax of €2,050 million rises by 25%**
- **25% increase in the dividend to €0.50 per share of common stock**

Today, HVB Group is presenting its 2007 Annual Report. After the transfer of the companies and sub-groups defined as discontinued operations – BA-CA Group, IMB, AS UniCredit Bank, and HVB Bank Ukraine – in the first quarter of 2007 and their deconsolidation with effect from January 1, 2007, the branches in Vilnius and Tallinn were completely transferred in the third quarter of 2007. Hence in 2007, the income statement for HVB Group now only reflects the profit generated from the business operations of the Vilnius and Tallinn branches until March 1, 2007 (economic completion date), in addition to the gains on the deconsolidation of the transferred sub-groups or companies, including the respective taxes and minority interests, as separate income statement items "net profit after tax of discontinued operations" and "minority interest in the net profit of discontinued operations" only after the profit of the new HVB Group is reported. However, the year-on-year figures of the income statement items mentioned still include the results of the business activities of the transferred companies.

The investment banking activities of UniCredit Banca Mobiliare (UBM) were transferred to HVB AG with effect from April 1, 2007. This had an initial consolidation effect compared to the results generated in the previous year. The group of consolidated companies also includes companies and separate funds which are special-purpose entities liable to consolidation compliant with SIC 12. The results shown below exclusively reflect the performance of the new HVB Group:

Overview

The 2007 financial year was a good year overall for HVB Group. After an excellent 1st half of 2007 a 2nd half followed which was influenced by the turmoil on the financial markets. Despite this, HVB Group again managed to achieve a good business result: Total revenues rose by a substantial 11.1% compared to the previous year. Net interest income increased by a sharp 21.5%. Net fees and commissions remained almost stable at a high level. Net trading, hedging and fair value income was weighed down by the impact of the financial crisis, particularly as a result of the massive widening of spreads, and fell by around 23%. Operating costs, down by 3.2%, continued to decline. The aim of reaching a significant improvement in the cost-income ratio was easily achieved at 54.1% in 2007. Operating profit was boosted by a substantial 34.5% to reach €3,035 million and thus built on the constant improvement in our operating results in recent years. Profit before tax was up a pleasing 83.1%, to €2,962 million. Profit increased by 25.0%, to €2,050 million, and when adjusted for non-recurring effects, even by 42.1%, to €1,603 million. Based on our good operating performance, a proposal will be made to the Annual General Meeting of Shareholders that the dividend per share of common stock is increased by 25% to €0.50.

HVB Group succeeded in further improving the return on equity after taxes of 17.6% compared to the good figures achieved last year. Even when adjusted for non-recurring effects, there was a further significant increase of 13.3% in the return on equity after taxes.

The 4th quarter of 2007 was influenced by the turmoil on the financial markets: Operating profit fell by 5.7% to €445 million compared to the 4th quarter of the previous year. At €1,284 million, total revenues did not quite reach the level of the same period last year despite the strong 18.9% rise in net interest income also as a result of non-recurring effects of around €60 million. This is primarily attributable to a loss in net trading income. Profit before tax nevertheless rose by €642 million, to €516 million, in the 4th quarter

despite the financial crisis. The factors contributing to this rise are mainly much lower net write-downs of loans and provisions for guarantees and commitments and the profit of around €292 million arising from the sale of FMS Bank.

Dr. Wolfgang Sprissler, HypoVereinsbank Board Spokesman: "I am pleased that we achieved, and in some cases even surpassed, our ambitious targets last year despite challenging market conditions. We again generated a good result at HVB Group and boosted profit significantly in the 2007 financial year, although the effects of the financial crises left their mark on us as well. The pleasing operating performance is evidence of our earnings power which is based on the strength of our well-balanced business model. The 2007 annual financial statements impressively demonstrate the quality of our cost and risk management. All in all, we believe that we are well set up for the future in view of the robustness of our business model which again proved its worth in 2007, even though we expect more cloudy macroeconomic skies worldwide and in Germany in 2008.

Detailed breakdown of results:

Net interest income: Net interest increased by 19.2% year-on-year, to €3,753 million. This rise was driven strongly by the inflow of funds from the disposals of discontinued operations. Apart from the inflow of the contractually agreed interest payments on the purchase price for the period since the Extraordinary Shareholders' Meeting in October 2006 and the investment of the gains realized on the disposals, this included the cessation of the funding expenses compared to the previous year.

The investment banking activities of UBM transferred on April 1, 2007 have had a negative impact on net interest income on account of the refinancing of the trading portfolios. These expenses are directly related to the pleasing trading profit arising from these investment banking activities. These were offset by far higher trading-generated interest components in other parts of the Markets & Investment Banking division within HVB AG.

Adjusted for non-recurring effects such as liquidity advantages from the disposal of companies, the effects of initial consolidation arising from the transfer of UBM's investment banking activities, trading-generated interest components and without the favourable effects in the fourth quarter of 2007 from the initial consolidation of special purpose entities in the fourth quarter, net interest income is slightly higher than in 2006.

Interest and similar income from dividends and other income from equity investments increased by €125 million to €376 million, mainly as a result of a significant rise in dividend payouts from private equity funds.

Net fees and commissions: Net fees and commissions stood at €1,721 million in the 2007 financial year. There was a slight 1.8% decline year-on-year as a result of the absence in 2007 of the gains on the disposal of the Activest companies in the middle of 2006 and the sale of Nordinvest and Indexchange in January 2007. Adjusted for currency, initial consolidation and deconsolidation effects, net fees and commissions rose a slight 1.2% over last year's level. In adjusted terms, all the operating divisions contributed to this increase, even if the previously strong momentum in the Markets & Investment Banking division in the first half of 2007 slackened in the second half due to the uncertainties on the financial markets.

Net trading income: After a spectacular start in the first half of 2007 with excellent quarterly results (Q1: €350 million, Q2: €469 million), the effects of the turmoil on financial markets had a negative impact on net trading income in the second half (Q3: €38 million, Q4: €-265 million). In total, net trading income, at €592 million, is 22.9% lower than the previous year's high figure due to the difficult market conditions. The adverse effects of the financial market turbulence are reflected in the net gains on financial instruments in particular. This resulted in losses of €344 million mainly arising from valuation charges (general widening of credit spreads), but also from losses on the realisation of asset-backed securities portfolios and CDOs (collateralized debt obligations), which are almost completely included in the books. Nevertheless, these developments were offset by favourable effects in other trading units, such as Fixed Income, Currency and Commodities (FICC). At €326 million, the contribution to dividend income generated by trading operations was at the same high level as last year. The gains on realisation in the private equity business increased strongly year-on-year, rising €81 million to reach €119 million.

All in all, the inclusion of the investment banking activities of UBM made a positive contribution of €375 million to net trading income in the 2007 financial year.

Net other expenses/income:

Net other expenses/income totalled €169 million and is thus €137 million higher than the previous year's figure. €78 million of this rise is related to the cessation of our potential obligations in conjunction with the relinquishment of property and buildings rented by the Bank and the sale of finance lease properties.

Operating costs: Operating costs fell by 3.2% year-on-year, to €3,576 million. Within operating costs, payroll costs and depreciation on property, plant and equipment decreased while other administrative expenses increased. The decline in payroll costs essentially results from the reduction in the headcount and less expense for profit-related bonus payments, in the Markets & Investment Banking division. The slight rise in other administrative expenses is attributable in part to the effect arising from the increase in the German VAT rate to 19% and price increases. Adjusted for the effects of initial consolidation and deconsolidation, total operating costs fell by 5.0%. This is evidence of successful cost management.

Operating profit: The rise of HVB Group's operating profit by more than one third to reach €3,035 million reflects a continued improvement in profits from our operations in the year under review as already begun in previous years, despite the difficult market situation in the second half of 2007. The rise in operating profit compared with the same period last year is a result of both higher total revenues and successful cost-cutting measures. This efficiency gain led to a significant enhancement of the cost-income ratio, which improved by 8.0 percentage points to 54.1%.

Net write-downs of loans and provisions for guarantees and commitments: At €536 million, net write-downs of loans and provisions for guarantees and commitments fell a sharp €397 million, or 42.6% year-on-year, to reach the lowest figure recorded in the history of IFRS accounting in HVB Group. Moreover, all the divisions can report a decline in net write-downs of loans and provisions for guarantees and commitments. In the Markets & Investment Banking division, a net reversal was recorded overall due to significantly higher reversals of loan-loss provisions set up in earlier years. Moreover, net write-downs of loans and provisions for guarantees and commitments were also reduced on account of the success in reducing the remaining holdings of the former Real Estate Restructuring segment.

Net income from investments: Net income from investments amounted to €611 million at December 31, 2007. The total includes gains of €219 million on the sale of Indexchange Investment AG to Barclays Bank PLC and of €47 million on the sale of Norddeutsche Investment-Gesellschaft mbH (Nordinvest) to the Pioneer Group realised in the first quarter of 2007. In addition, the gain of €113 million on the sale of the remaining shares in Münchener Rückversicherungs-Gesellschaft AG posted in the third quarter of 2007 had a positive effect on net income from investments. The gain on the disposal of

Financial Markets Service Bank (FMS-Bank) generated in the fourth quarter amounted to €292 million.

Profit before tax: Profit before tax increased by 83.1% year-on-year, to €2,962 million. Even when adjusted for the favourable non-recurring effects from the interest payable on the purchase price as a result of the disposal of discontinued operations of €93 million, from the gains on the disposal of Indexchange of €219 million, Münchener Rückversicherungs-Gesellschaft AG of €113 million and FMS Bank of €292 million and adjusted for the income statement item "*Restructuring costs*", the profit before tax of €2,232 million in the year under review still exceeds the 2006 figure by more than €1 billion, or 77.7%.

Income tax for the period: The higher income tax for the period increased to €794 million. This figure includes expenses for deferred taxes of €468 million arising from additional non-recurring income tax of €195 million due to the application of the 2008 German Act on Corporate Tax Reform 2008 adopted in the third quarter and other negative valuation effects resulting from the use of losses carried forward for tax-reporting purposes and the reversal of temporary differences. In addition to offsetting the tax losses carried forward, tax refunds for previous years and tax-free earnings had a beneficial effect on the low current income tax for the period of €326 million in relation to the profit before tax of €2,962 million.

Minorities and net profit: Minorities account for €118 million of the net profit of €2,168 million. After deducting the minorities, we generated a profit of €2,050 million, which is 25% higher than the profit of the previous year. Adjusted for the non-recurring effects included in profit before tax and the tax burdens as a result of the German corporate tax reform, there was a sharp increase of around 42% in net profit, at €1,603 million, compared with the adjusted profit for the previous year.

Increased dividend per share of common stock of €0.50

The Management Board will propose to the Annual General Meeting of Shareholders that a dividend of €402 million be paid and that €3,672 million be transferred to retained earnings. This is equivalent to a dividend of €0.50 per share of common stock. Hence the dividend per share will be increased by 25% based on the good business performance compared to the previous year.

Segment result by division:

The contributions of the divisions to the profit before tax of the new HVB Group of €2,962 million were as follows:

Retail	€264 million (8.9%)
Wealth Management	€207 million (7.0%)
Corporates & Commercial Real Estate Financing	€761 million (25.7%)
Markets & Investment Banking	€1,572 million (53.1%)
Other/consolidation	€158 million (5.3%)

In the third quarter of 2007, the activities of the following units were pooled in the Corporates Division within the UniCredit Group: Correspondent Banking, Documentary Business, Forfaiting, Structured Trade and Export Finance & International and Domestic Corporate Payments. Consequently, for the first time at the end of September 2007 these operations were shown separately in the segment report of HVB Group under the new Global Financial Services (GFS) subdivision within the Corporates & Commercial Real Estate Financing division with retroactive effect from January 1, 2007. As the activities involved were previously assigned to the Markets & Investment Banking division, the change has produced shifts between Markets & Investment Banking and Corporates & Commercial Real Estate Financing for the above operations and associated customers in terms of segment allocations and the reporting of business volumes, income and expenses. At the same time, a number of other, smaller reorganisations took place. The figures for the comparative periods in the year under review and the previous year have been adjusted to reflect these changes.

Retail division: The Retail division continued to perform well in 2007. Following the turnaround in 2006, profit before tax rose by a factor of 1.4 compared to the previous year, to €264 million. At €376 million, operating profit rose by 25.3% year-on-year. At the same time, higher total revenues, primarily due to the pleasing 6.4% rise in net fees and commissions and the slight 1.8% decline in net interest income (€1,078 million) as a result of strategic changes, coupled with significantly lower operating costs (down 3.3%), resulted in a 4.1 percentage point improvement in the cost-income ratio to 78.6%.

Wealth Management division: As part of the pooling of asset management activities in the UniCredit Group, the Activest Group was transferred to Pioneer Global Asset Management S.p.A. with effect from July 1, 2006 along with Nordinvest in January 2007.

Moreover, the depositary banking activities of HVB Banque Luxembourg S.A. were assigned away from the Wealth Management division with effect from January 1, 2007. To make it easier to compare the performance of our Wealth Management operations, we are showing below an income statement for the Wealth Management division, in which the figures for the quarters in 2006 have been adjusted for the deconsolidation effects and the profits from the depositary banking activities of HVB Banque Luxembourg.

The division continued to develop well in 2007. Profit before tax increased by almost 45% year-on-year. Even when adjusted for the portion of the gain on the sale of FMS Bank to be allocated to the division, the figure was up by 33%. Operating profit rose by 27.5%, to €195 million, compared to the previous year. This very positive development was supported by the 10.5% growth in total revenues to €483 million. Both net interest income, up 8.9%, and net fees and commissions, up 8.3%, developed particularly strongly compared with the previous year. Above all, the increase in net interest income reflects higher dividend payouts by non-consolidated investments.

The moderate 1.4% increase in operating costs reflects the deliberate expansion of the sales force, which is intended to generate more sustained organic growth. Targeted measures to permanently enhance efficiency were taken in terms of non-payroll costs. The cost-income ratio improved by 5.4 percentage points to 59.6% on the back of higher total revenues.

Corporates & Commercial Real Estate Financing division: Corporates subdivision: In operations involving small and medium-sized as well as large corporate customers, the Corporates subdivision generated profit before tax of €515 million in the 2007 financial year, which represents a year-on-year increase of 17.3%. There was a 5.2% increase in total revenues. This included a strong rise of 7.4% in net fees and commissions generated in particular by successful derivatives operations and higher contributions from payments and advisory services. Net interest income also increased by a sharp 4.3%, despite intense competition on the German market. The slight rise of 0.9% in operating costs reflects the larger payroll in line with the growth strategy. The 9.4% increase in payroll costs was largely offset by strict cost management in other administrative expenses and amortisation, depreciation and impairment losses. The cost-income ratio improved by 1.6 percentage points compared with last year, to 39.1%.

Corporates & Commercial Real Estate Financing division: Commercial Real Estate Financing subdivision: The Commercial Real Estate Financing subdivision doubled its profit before tax between 2006 and 2007 to €175 million. This can be attributed primarily to the targeted improvement in the quality of the credit portfolio in 2007. As a result of this, there was a net release of €32 million in net write-downs of loans and provisions for guarantees and commitments compared with a net addition of €63 million in 2006.

Operating profit rose by 3.4%, with total revenues remaining at the same level as the previous year despite the continued elimination of unprofitable portfolios. The decline of 2.5% in income recorded under net interest income remained moderate as a result of higher volumes in the deposit-taking business coupled with the selective acquisition of profitable new business. The previous year's total for net fees and commissions was exceeded by a strong 7.9% as a result of the expansion of derivatives operations. The sharp 11.8% decline in operating costs can be attributed to savings made in payroll costs as a result of the downsizing associated with the reduction in volumes and in other administrative expenses and amortisation, depreciation and impairment losses on intangible and tangible assets. As a consequence, the already excellent cost-income ratio in 2006 improved by a further 2.9 percentage points to 22.7% in 2007.

Markets & Investment Banking division: Despite the difficult situation on the capital market, the Markets & Investment division performed extremely well in 2007. After outstanding contributions to profits in the first two quarters of 2007, results in the second half of the year suffered from the turmoil on the financial markets, felt most notably in net trading income. Nevertheless, the division generated profit before taxes of €1,572 million, which was 77.4% or €686 million higher than the already good total for the previous year.

The gain of €219 million realised on the disposal of Indexchange and of €259 attributable to the division on the disposal of FMS Bank carried in net income from investments and other items contributed to this development. But even without these gains on disposal the profit before tax at almost €1.1 billion was 23.5% higher than in the previous year. This increase can be attributed to UBM's contribution (€113 million) together with a sharp improvement in net write-downs of loans and provisions for guarantees and commitments (net reversals of €74 million in 2007) and the omission of the charges arising from the fair value discount recorded in 2006 also from operating business.

Operating profit increased by 3.4% to €1,067 million. This growth also contains the €110 million profit of the investment banking activities of UBM included since

April 1, 2007. Total revenues were up by 1.4% in 2007 as a whole, despite the setbacks arising from the financial market crisis. Net trading income was down by 24.3% year-on-year. Following outstanding quarterly totals in the first half of 2007, net trading income fell to €26 million in the third quarter as a result of the difficult market conditions. The net loss of €286 million in the fourth quarter is mostly due to valuation charges together with losses on the realisation of asset-backed securities portfolios and from further costs in the Structured Credit unit as a result of the general widening of credit spreads. Overall, losses of €344 million arose from these products during the financial market crisis in 2007 which were able to be partially offset by pleasing developments in other business lines, such as FICC (Fixed Income, Commodities and Currencies).

Net fees and commissions and net interest income, which both benefited from very good performance in Financing, Structured Equity Derivatives and in the Principal Investment units, each managed to record growth. Furthermore, much higher dividends from private equity funds were posted under net interest income. Despite the initial inclusion of the investment banking activities of the former UBM, operating costs declined slightly (down 0.4%), enabling the cost-income ratio to improve by a further 1.0 percentage points compared with last year, to 51.0%.

Pleasing rise in return on equity before taxes

In the 2007 financial year, HVB Group generated a return on equity of 17.6% after taxes and 25% before taxes and is thus significantly above the previous year. Adjusted for the non-recurring effects mentioned above, the ratios – at 13.3% after taxes and 17.9% before taxes – are higher than the figures reported for last year (at December 31, 2006: 15.9% return on equity after taxes, adjusted: 11.1%; and 16.1% return on equity before taxes, adjusted: 12.7%). Overall, the annual financial statements reflect the strength and robustness of our business model, even in a difficult financial environment.

The Annual Report for the past 2007 financial year will be made available for download on the HypoVereinsbank website at http://www.hvb.com/ir. An analysts' presentation can be called up under this address on the internet.

Financial Highlights – HVB Group[1)]

Key indicators (in %)	1/1/-31/12/2007[1)]	1/1/-31/12/2006[1)]
RoE after taxes[2)]	17.6	15.9
Return on equity after taxes, adjusted[2) 3)]	13.3	11.1
RoE before taxes[2)]	25.0	16.1
Return on equity before taxes, adjusted[2) 3)]	17.9	12.7
Cost-income ratio (based on total revenues)	54.1	62.1
Operating performance	1/1/-31/12/2007[1)]	1/1/-31/12/2006[1)]
Operating profit (€ millions)	3,035	2,257
Profit before tax (€ millions)	2,962	1,618
Net profit (€ millions)	2,050	1,640
Earnings per share (€)	2.60	2.18
Earnings per share, adjusted[3)] (€)	2.03	1.50
Balance sheet figures (€ billions)	31/12/2007	31/12/2006[4)]
Total assets	422.1	343.6
Shareholders' equity	24.0	21.9
Key capital ratios compliant with KWG rules	31/12/2007	31/12/2006[4)]
Core capital (€ billions)	19.9	15.1
Risk weighted assets (€ billions)	145.5	137.4
Core capital ratio (%)	15.1	11.0
	31/12/2007[1)]	31/12/2006[1)]
Employees	24,784	25,738
Branch offices	846	788

Share information		1/1/-31/12/2007	31/12/2006
Share price:	Reporting date (€)	43.45	33.03
	High (€)	45.36	36.65
	Low (€)	32.30	25.52
Market capitalisation at reporting date (€ billions)		34.9	24.8

[1)] without discontinued operations
[2)] return on equity relating to 6.8% tied equity capital as a proportion of average risk-weighted assets
[3)] **2007:** €219 m disposal gain on Indexchange (Q1); €93 m one-off interest on sales proceeds for transferred assets (BACA/CEE) (Q1); €113 m disposal gain on Munich Re (Q2); €292 m FMS Bank (Q4) ; €13 m restructuring costs. Net profit also adjusted for €-195 m tax expense due to the German tax reform (Q3/Q4)
2006: €-60 m restructuring costs; €543 m disposal gain on Activest companies, Munich Re disposal gain (€217 m); Fair value option methodology change (€-153 m); 8-/9 method. change (€-55 m); loss from real estate (€-130 m)

Consolidated Income Statement and Appropriation of Net Incom from January 1 to December 31, 2007

Income/expenses	1/1/-31/12/2007 in € m	1/1/-31/12/2006 in € m	Change in € m	Change in %
Net interest	3,753	3,148	+605	*+19.2*
Dividends and other income from equity investments	376	251	+125	*+49.8*
Net interest income	**4,129**	**3,399**	**+730**	***+21.5***
Net fees and commissions	1,721	1,753	(32)	*-1.8*
Net trading income	592	768	(176)	*-22.9*
Net other expenses/income	169	32	+137	*>+100.0*
Net non-interest income	**2,482**	**2,553**	**(71)**	***-2.8***
TOTAL REVENUES	**6,611**	**5,952**	**+659**	***+11.1***
Payroll costs	(2,067)	(2,216)	+149	*-6.7*
Other administrative expenses	(1,250)	(1,166)	(84)	*+7.2*
Amortisation, depreciation and impairment losses on intangible and tangible assets	(259)	(313)	+54	*-17.3*
Operating costs	**(3,576)**	**(3,695)**	**+119**	***-3.2***
OPERATING PROFIT	**3,035**	**2,257**	**+778**	***+34.5***
Provisions for risks and charges	(161)	(164)	+3	*-1.8*
Write-down on goodwill	–	–	–	–
Restructuring costs	13	(60)	+73	*n.m.*
Net write-downs of loans and provisions for guarantees and commitments	(536)	(933)	+397	*-42.6*
Net income from investments	611	671	(60)	*-8.9*
Other non-operating expenses	–	(153)	+153	*-100.0*
PROFIT BEFORE TAXES	**2,962**	**1,618**	**+1,344**	***+83.1***
Income tax for the period	(794)	125	(919)	
NET PROFIT	**2,168**	**1,743**	**+425**	***+24.4***
Minorities	(118)	(103)	(15)	*+14.6*
NET PROFIT/LOSS OF HVB GROUP NEW	**2,050**	**1,640**	**+410**	***+25.0***
Net profit after tax of discontinued operations	3,698	3,457	+241	*+7.0*
Minority interest in the net profit of discontinued operations	–	(677)	+677	*-100.0*
NET PROFIT/LOSS OF FULL HVB GROUP	**5,748**	**4,420**	**+1,328**	***+30.0***
Changes in reserves	1,674	3,798	(2,124)	*-55.9*
NET PROFIT AVAILABLE FOR DISTRIBUTION	**4,074**	**622**	**+3,452**	***>+100.0***

Consolidated Income Statement and Appropriation of Net Incom from January 1 to December 31, 2007 – Adjusted figures

Income/expenses	1/1/-31/12/2007 adjusted[1) in € m	1/1/-31/12/2006 adjusted[2) in € m	Change in € m	Change in %
Net interest income	3,660	3,148	+512	*+16.3*
Dividends and other income from equity investments	376	251	+125	*+49.8*
Net interest income	**4,036**	**3,399**	**+637**	***+18.7***
Net fees and commissions	1,721	1,753	(32)	*-1.8*
Net trading income	592	768	(176)	*-22.9*
Net other expenses/income	169	32	+137	*>+100.0*
Net non-interest income	**2,482**	**2,553**	**(71)**	***-2.8***
TOTAL REVENUES	**6,518**	**5,952**	**+566**	***+9.5***
Payroll costs	(2,067)	(2,216)	+149	*-6.7*
Other administrative expenses	(1,250)	(1,166)	(84)	*+7.2*
Amortisation, depreciation and impairment losses on intangible and tangible assets	(259)	(313)	+54	*-17.3*
Operating costs	**(3,576)**	**(3,695)**	**+119**	***-3.2***
OPERATING PROFIT	**2,942**	**2,257**	**+685**	***+30.4***
Provisions for risks and charges	(161)	(164)	+3	*-1.8*
Write-down on goodwill	0	0	0	*0.0*
Restructuring costs	0	0	0	*0.0*
Net write-downs of loans and provisions for guarantees and commitments	(536)	(878)	+342	*-39.0*
Net income from investments	(13)	41	(54)	*n.m.*
Other non-operating expenses	0	0	0	0.0
PROFIT BEFORE TAXES	**2,232**	**1,256**	**+976**	***+77.7***
Income tax for the period	(511)	(25)	(486)	*>+100.0*
NET PROFIT	**1,721**	**1,231**	**+490**	***+39.8***
Minorities	(118)	(103)	(15)	*+14.6*
NET PROFIT OF HVB GROUP NEW	**1,603**	**1,128**	**+475**	***+42.1***

[1)] **2007:** €219 m disposal gain on Indexchange (Q1); €93 m one-off interest on sales proceeds for transferred assets (BACA/CEE) (Q1); €113 m disposal gain on Munich Re (Q2); €292 m FMS Bank (Q4) ; €13 m restructuring costs. Net profit also adjusted for €-195 m tax expense due to the German tax reform (Q3/Q4)

[2)] **2006:** €-60 m restructuring costs; €543 m disposal gain on Activest companies, Munich Re disposal gain (€217 m); Fair value option methodology change (€-153 m); 8-/9 method. change (€-55 m); loss from real estate (€-130 m)

HVB Group
Balance Sheet at December 31, 2007[1)]

Assets	31/12/2007 in € m	31/12/2006 in € m	Change in € m	Change in %
Cash and cash balances	551	508	+43	*+8.5*
Financial assets held for trading	180,855	107,628	+73,227	*+68.0*
Financial assets at fair value through profit or loss	12,937	11,728	+1,209	*+10.3*
Available-for-sale financial assets	6,739	6,504	+235	*+3.6*
Investments in associates, joint ventures and non-consolidated subsidiaries	317	688	(371)	*-53.9*
Held-to-maturity investments	3,058	471	+2,587	*>+100.0*
Loans and receivables with banks	48,866	43,847	+5,019	*+11.4*
Loans and receivables with customers	160,246	164,031	(3,785)	*-2.3*
Hedging derivatives	500	842	(342)	*-40.6*
Property, plant and equipment	1,337	1,520	(183)	*-12.0*
Investment properties	1,890	473	+1,417	*>+100.0*
Intangible assets	770	808	(38)	*-4.7*
of which: Goodwill	421	422	(1)	*-0.2*
Tax assets	2,180	2,745	(565)	*-20.6*
Assets of discontinued operations and non-current assets or disposal groups held for sale	265	164,451	(164,186)	*-99.8*
Other assets	1,618	1,789	(171)	*-9.6*
Total assets	**422,129**	**508,033**	**(85,904)**	***-16.9***

[1)] modified balance sheet structure

HVB Group
Balance Sheet at December 31, 2007 (continued)

Liabilities	31/12/2007 *in € m*	31/12/2006 *in € m*	Change *in € m*	*in %*
Deposits from banks	86,702	86,571	+131	*+0.2*
Deposits from customers	108,626	92,751	+15,875	*+17.1*
Debt securities in issue	79,568	87,568	(8,000)	*-9.1*
Financial liabilities held for trading	115,228	60,768	+54,460	*+89.6*
Hedging derivatives	473	764	(291)	*-38.1*
Changes in fair value of portfolio hedged items	87	–	+87	*+100.0*
Tax liabilities	1,316	1,378	(62)	*-4.5*
Liabilities of discontinued operations and of disposal groups held for sale	10	152,920	(152,910)	*-100.0*
Other liabilities	4,581	3,642	+939	*+25.8*
Provisions	1,540	1,683	(143)	*-8.5*
Shareholders' equity	23,998	19,988	+4,010	*+20.1*
Shareholders' equity attributable to shareholders of HVB AG	23,190	16,690	+6,500	*+38.9*
Subscribed capital	2,407	2,252	+155	*+6.9*
Additional paid-in capital	9,791	8,886	+905	*+10.2*
Own shares	(2)	(3)	+1	*+33.3*
Other reserves	6,913	4,061	+2,852	*+70.2*
Change in valuation of financial instruments	7	872	(865)	*-99.2*
AfS reserve	619	1,195	(576)	*-48.2*
Hedge reserve	(612)	(323)	(289)	*-89.5*
Consolidated profit 2007	4,074	622	+3,452	*>+100.0*
Minority interest	808	3,298	(2,490)	*-75.5*
Total shareholders' equity and liabilities	**422,129**	**508,033**	**(85,904)**	**-16.9**

Income statement by division from January 1 to December 31, 2007

in € m	Retail	Wealth Management	Corporates & Comm. Real Estate Financing	Markets & Investment Banking	Other/consolidation	HVB Group new	Discontinued operations[2]	Full HVB Group[2]
TOTAL REVENUES								
1/1 – 31/12/2007	1,761	483	1,474	2,179	714	6,611	1	6,612
1/1 – 31/12/2006	1,732	551	1,430	2,148	91	5,952	5,215	11,167
Change in %	+1.7	-12.3	+3.1	+1.4	>+100.0	+11.1	n.m.	-40.8
Operating costs								
1/1 – 31/12/2007	(1,385)	(288)	(546)	(1,112)	(245)	(3,576)	(1)	(3,577)
1/1 – 31/12/2006	(1,432)	(345)	(548)	(1,116)	(254)	(3,695)	(2,905)	(6,600)
Change in %	-3.3	-16.5	-0.4	-0.4	-3.5	-3.2	n.m.	-45.8
OPERATING PROFIT								
1/1 – 31/12/2007	376	195	928	1,067	469	3,035	–	3,035
1/1 – 31/12/2006	300	206	882	1,032	(163)	2,257	2,310	4,567
Change in %	+25.3	-5.3	+5.2	+3.4	n.m.	+34.5	n.m.	-33.5
Net write-downs of loans and provisions for guarantees and indemnities								
1/1 – 31/12/2007	(147)	(7)	(143)	74	(313)	(536)	–	(536)
1/1 – 31/12/2006	(173)	(10)	(265)	17	(502)	(933)	(728)	(1,661)
Change in %	-15.0	-30.0	-46.0	>+100.0	-37.6	-42.6	n.m.	-67.7
Other items[1]								
1/1 – 31/12/2007	35	19	(24)	431	2	463	3,782	4,245
1/1 – 31/12/2006	(16)	542	(13)	(163)	(56)	294	2,117	2,411
Change in %	n.m.	-96.5	+84.6	n.m.	n.m.	+57.5	+78.6	+76.1
PROFIT BEFORE TAX								
1/1 – 31/12/2007	264	207	761	1,572	158	2,962	3,782	6,744
1/1 – 31/12/2006	111	738	604	886	(721)	1,618	3,699	5,317
Change in %	>+100.0	-72.0	+26.0	+77.4	n.m.	+83.1	+2.2	+26.8

[1] contains the following income statement items: provisions for risks and charges, write-down on goodwill, restructuring costs, net income from investments and other non-operating expenses
[2] contains the gains on the disposal of discontinued operations in other items in 2007 (net income from investments)

Income statement of the Retail division

Income/expenses	1/1/-31/12/2007 *in € m*	1/1/-31/12/2006 *in € m*	Q4/2007 *in € m*	Q3/2007 *in € m*	Q2/2007 *in € m*	Q1/2007 *in € m*
Net interest income	**1,078**	**1,098**	**269**	**269**	**269**	**271**
Net fees and commissions	669	629	151	151	172	195
Net trading income	2	(1)	–	1	–	1
Net other expenses/income	12	6	3	4	2	3
Net non-interest income	**683**	**634**	**154**	**156**	**174**	**199**
TOTAL REVENUES	**1,761**	**1,732**	**423**	**425**	**443**	**470**
Payroll costs	(580)	(571)	(146)	(139)	(142)	(153)
Other administrative expenses and amortisation, depreciation and impairment losses on intangible and tangible assets	(805)	(861)	(204)	(198)	(197)	(206)
Operating costs	**(1,385)**	**(1,432)**	**(350)**	**(337)**	**(339)**	**(359)**
OPERATING PROFIT	**376**	**300**	**73**	**88**	**104**	**111**
Restructuring costs	3	(7)	3	--	–	–
Net write-downs of loans and provisions for guarantees and commitments	(147)	(173)	(52)	(15)	(13)	(67)
Net income from investments and other items[1)]	32	(9)	34	(2)	--	--
PROFIT BEFORE TAX	**264**	**111**	**58**	**71**	**91**	**44**
Cost-income ratio in %	**78.6**	**82.7**	**82.7**	**79.3**	**76.5**	**76.4**

[1)] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Income statement of the Wealth Management division (WEM)

Income/expenses	1/1/-31/12/2007 *in € m*	1/1/-31/12/2006 *in € m*	Q4/2007 *in € m*	Q3/2007 *in € m*	Q2/2007 *in € m*	Q1/2007 *in € m*
Net interest income	**172**	**163**	**50**	**45**	**40**	**37**
Net fees and commissions	313	397	77	70	79	87
Net trading income	(6)	(13)	1	1	(7)	(1)
Net other expenses/income	4	4	5	(1)	--	--
Net non-interest income	**311**	**388**	**83**	**70**	**72**	**86**
TOTAL REVENUES	**483**	**551**	**133**	**115**	**112**	**123**
Payroll costs	(94)	(117)	(25)	(22)	(24)	(23)
Other administrative expenses and amortisation, depreciation and impairment losses on intangible and tangible assets	(194)	(228)	(54)	(45)	(46)	(49)
Operating costs	**(288)**	**(345)**	**(79)**	**(67)**	**(70)**	**(72)**
OPERATING PROFIT	**195**	**206**	**54**	**48**	**42**	**51**
Restructuring costs	(2)	(7)	(2)	--	--	--
Net write-downs of loans and provisions for guarantees and commitments	(7)	(10)	(1)	--	(2)	(4)
Net income from investments and other items[1)]	21	549	14	1	5	1
PROFIT BEFORE TAX	**207**	**738**	**65**	**49**	**45**	**48**
Cost-income ratio in %	**59.6**	**62.6**	**59.4**	**58.3**	**62.5**	**58.5**

[1)] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Adjusted[1] income statement of the Wealth Management division (WEM)

Income/expenses	1/1/-31/12/2007 *in € m*	1/1/-31/12/2006 *in € m*	Q4/2007 *in € m*	Q3/2007 *in € m*	Q2/2007 *in € m*	Q1/2007 *in € m*
Net interest income	**172**	**158**	**50**	**45**	**40**	**37**
Net fees and commissions	313	289	77	70	79	87
Net trading income	(6)	(13)	1	1	(7)	(1)
Net other expenses/income	4	3	5	(1)	--	--
Net non-interest income	**311**	**279**	**83**	**70**	**72**	**86**
TOTAL REVENUES	**483**	**437**	**133**	**115**	**112**	**123**
Payroll costs	(94)	(90)	(25)	(22)	(24)	(23)
Other administrative expenses and amortisation, depreciation and impairment losses on intangible and tangible assets	(194)	(194)	(54)	(45)	(46)	(49)
Operating costs	**(288)**	**(284)**	**(79)**	**(67)**	**(70)**	**(72)**
OPERATING PROFIT	**195**	**153**	**54**	**48**	**42**	**51**
Restructuring costs	(2)	--	(2)	--	--	--
Net write-downs of loans and provisions for guarantees and commitments	(7)	(10)	(1)	--	(2)	(4)
Net income from investments and other items[2]	21	--	14	1	5	1
PROFIT BEFORE TAX	**207**	**143**	**65**	**49**	**45**	**48**
Cost-income ratio in %	**59.6**	**65.0**	**59.4**	**58.3**	**62.5**	**58.5**

[1] adjusted for deconsolidation effects (as of July 1, 2006: Activest companies; January 1, 2007 Nordinvest) and income and expenses of security accounts business of HVB Luxemburg (as of January 1, 2007)
[2] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Income statement of the Corporates & Commercial Real Estate Financing division

Corporates subdivision

Income/expenses	1/1/-31/12/2007 *in € m*	1/1/-31/12/2006 *in € m*	Q4/2007 *in € m*	Q3/2007 *in € m*	Q2/2007 *in € m*	Q1/2007 *in € m*
Net interest income	**831**	**797**	**214**	**199**	**218**	**200**
Net fees and commissions	318	296	65	74	81	98
Net trading income	1	4	2	(1)	(1)	1
Net other expenses/income	7	3	1	3	2	1
Net non-interest income	**326**	**303**	**68**	**76**	**82**	**100**
TOTAL REVENUES	**1,157**	**1,100**	**282**	**275**	**300**	**300**
Payroll costs	(187)	(171)	(53)	(46)	(42)	(46)
Other administrative expenses and amortisation, depreciation and impairment losses on intangible and tangible assets	(265)	(277)	(73)	(66)	(64)	(62)
Operating costs	**(452)**	**(448)**	**(126)**	**(112)**	**(106)**	**(108)**
OPERATING PROFIT	**705**	**652**	**156**	**163**	**194**	**192**
Restructuring costs	--	(1)	--	--	--	--
Net write-downs of loans and provisions for guarantees and commitments	(176)	(201)	(31)	(44)	(61)	(40)
Net income from investments and other items[1]	(14)	(11)	(11	(6)	4	(1)
PROFIT BEFORE TAX	**515**	**439**	**114**	**113**	**137**	**151**
Cost-income ratio in %	**39.1**	**40.7**	**44.7**	**40.7**	**35.3**	**36.0**

[1] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Income statement of the Corporates & Commercial Real Estate Financing division
Global Financial Services subdivision

Income/expenses	1/1/-31/12/2007 *in € m*	1/1/-31/12/2006 *in € m*	Q4/2007 *in € m*	Q3/2007 *in € m*	Q2/2007 *in € m*	Q1/2007 *in € m*
Net interest income	**74**	**74**	**19**	**18**	**18**	**19**
Net fees and commissions	43	57	10	10	12	11
Net trading income	1	--	1	--	--	--
Net other expenses/income	1	--	--	1	--	--
Net non-interest income	**45**	**57**	**11**	**11**	**12**	**11**
TOTAL REVENUES	**119**	**131**	**30**	**29**	**30**	**30**
Payroll costs	(18)	(18)	(5)	(3)	(5)	(5)
Other administrative expenses and amortisation, depreciation and impairment losses on intangible and tangible assets	(31)	(31)	(6)	(9)	(8)	(8)
Operating costs	**(49)**	**(49)**	**(11)**	**(12)**	**(13)**	**(13)**
OPERATING PROFIT	**70**	**82**	**19**	**17**	**17**	**17**
Restructuring costs	--	--	--	--	--	--
Net write-downs of loans and provisions for guarantees and commitments	1	(1)	2	(1)	--	--
Net income from investments and other items[1]	--	--	--	--	--	--
PROFIT BEFORE TAX	**71**	**81**	**21**	**16**	**17**	**17**
Cost-income ratio in %	**41.2**	**37.4**	**36.7**	**41.4**	**43.3**	**43.3**

[1] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Income statement of the Corporates & Commercial Real Estate Financing division, Commercial Real Estate Financing subdivision

Income/expenses	1/1/-31/12/2007 *in € m*	1/1/-31/12/2006 *in € m*	Q4/2007 *in € m*	Q3/2007 *in € m*	Q2/2007 *in € m*	Q1/2007 *in € m*
Net interest income	**156**	**160**	**35**	**37**	**42**	**42**
Net fees and commissions	41	38	6	11	13	11
Net trading income	–	–	–	–	–	–
Net other expenses/income	1	1	–	–	1	–
Net non-interest income	**42**	**39**	**6**	**11**	**14**	**11**
TOTAL REVENUES	**198**	**199**	**41**	**48**	**56**	**53**
Payroll costs	(9)	(12)	(2)	(2)	(3)	(2)
Other administrative expenses and amortisation, depreciation and impairment losses on intangible and tangible assets	(36)	(39)	(10)	(9)	(8)	(9)
Operating costs	**(45)**	**(51)**	**(12)**	**(11)**	**(11)**	**(11)**
OPERATING PROFIT	**153**	**148**	**29**	**37**	**45**	**42**
Restructuring costs	–	–	–	–	–	–
Net write-downs of loans and provisions for guarantees and commitments	32	(63)	25	8	10	(11)
Net income from investments and other items[1]	(10)	(1)	(6)	(3)	(1)	–
PROFIT BEFORE TAX	**175**	**84**	**48**	**42**	**54**	**31**
Cost-income ratio in %	**22.7**	**25.6**	**29.3**	**22.9**	**19.6**	**20.8**

[1] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Income statement of the Markets & Investment Banking (MIB) division

Income/expenses	1/1/-31/12/2007 *in € m*	1/1/-31/12/2006 *in € m*	Q4/2007 *in € m*	Q3/2007 *in € m*	Q2/2007 *in € m*	Q1/2007 *in € m*
Net interest income	**1.247**	**1,096**	**346**	**226**	**283**	**392**
Net fees and commissions	358	310	86	54	139	79
Net trading income	558	737	(286)	26	463	355
Net other expenses/income	16	5	17	(9)	6	2
Net non-interest income	**932**	**1,052**	**(183)**	**71**	**608**	**436**
TOTAL REVENUES	**2,179**	**2,148**	**163**	**297**	**891**	**828**
Payroll costs	(508)	(509)	(76)	(78)	(196)	(158)
Other administrative expenses and amortisation, depreciation and impairment losses on intangible and tangible assets	(604)	(607)	(139)	(163)	(169)	(133)
Operating costs	**(1,112)**	**(1,116)**	**(215)**	**(241)**	**365**	**(291)**
OPERATING PROFIT	**1,067**	**1,032**	**(52)**	**56**	**526**	**537**
Restructuring costs	(27)	(1)	(27)	--	--	--
Net write-downs of loans and provisions for guarantees and commitments	74	17	32	44	(1)	(1)
Net income from investments and other items[1)]	458	(162)	220	16	7	215
PROFIT BEFORE TAX	**1,572**	**886**	**173**	**116**	**532**	**751**
Cost-income ratio in %	**51.0**	**52.0**	**131.9**	**81.1**	**41.0**	**35.1**

[1)] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Income statement of the Other/consolidation division

Income/expenses	1/1/-31/12/2007 *in € m*	1/1/-31/12/2006 *in € m*	Q4/2007 *in € m*	Q3/2007 *in € m*	Q2/2007 *in € m*	Q1/2007 *in € m*
TOTAL REVENUES	**714**	**91**	**212**	**151**	**150**	**201**
Operating costs	**(245)**	**(254)**	**(46)**	**(59)**	**(39)**	**(101)**
OPERATING PROFIT	**469**	**(163)**	**166**	**92**	**111**	**100**
Restructuring costs	39	(44)	45	(3)	(3)	--
Net write-downs of loans and provisions for guarantees and commitments	(313)	(502)	(15)	(98)	(114)	(86)
Net income from investments and other items[1]	(37)	(12)	(159)	(6)	79	49
PROFIT BEFORE TAX	**158**	**(721)**	**37**	**(15)**	**73**	**63**

[1] Contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

HVB Investor Relations:

Regine.Angermeyer-Naumann@hvb.de *Head of Investor Relations*	☎ +49-89-378 27602
Sabine.Keindl@hvb.de	☎ +49-89-378 29185
Fax	☎ +49-89-378 24083
Web Site:	http://www.hvb.com/ir

Statements made in this publication regarding our intentions, expectations, beliefs or predictions are forward-looking statements. They are based on information, plans, estimates and projections available to us when we made the publication available publicly and therefore we undertake no obligation to update any of our statements because of new information or future events.

There are many important factors which could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include conditions in the financial markets from which we derive a substantial portion of our trading revenues, governmental and regulatory trends and legislative developments, competitive pressures, potential defaults of borrowers or trading counterparties, reliability of our risk management policies, procedures and methods, management changes and changes to our business group

HypoVereinsbank
UniCredit Group

INVESTOR RELATIONS RELEASE **13. MÄRZ 2008**

HVB Group mit gutem Ergebnis im Geschäftsjahr 2007– 4. Quartal 2007 durch Finanzmarktkrise belastet, aber deutlich positiv

- **Operatives Ergebnis (3.035 Mio. €) in 2007 kräftig um 34,5% gestiegen**
- **Verwaltungsaufwand (3.576 Mio. €) signifikant um 3,2% verringert; Cost-Income-Ratio mit 54,1% um 8%-Punkte niedriger als im Vorjahr**
- **Kreditrisikovorsorge mit 536 Mio. € minus 42,6% auf historisch niedrigem Niveau**
- **Ergebnis vor Steuern (2.962 Mio. €) fast verdoppelt (83,1%)**
- **Ergebnis nach Steuern von 2.050 Mio. € um 25% gesteigert**
- **Erhöhung der Dividende um 25% auf 0,50 € pro Stammaktie**

Die HVB Group legt heute ihren Geschäftsbericht 2007 vor. Nach der Übertragung der als aufgegebene Geschäftsbereiche definierten Gesellschaften bzw. Teilkonzerne BA-CA Gruppe, IMB, AS UniCredit Bank sowie HVB Bank Ukraine im ersten Quartal 2007 und deren Entkonsolidierung mit Wirkung zum 1. Januar 2007 wurden im dritten Quartal 2007 auch die Filialen Vilnius und Tallinn vollständig übertragen. In der Gewinn- und Verlustrechnung der HVB Group schlagen sich deshalb in 2007 nach dem Gewinn der HVB Group neu in den separaten GuV-Positionen "Ergebnis nach Steuern der aufgegebenen Geschäftsbereiche" bzw. "Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche" neben den Entkonsolidierungsgewinnen der übertragenen Teilkonzerne bzw. Gesellschaften inklusive der entsprechenden Steuern und Fremdanteile auch die Ergebnisse aus der Geschäftstätigkeit der Filialen Vilnius und Tallinn bis 1. März 2007 (Economic Completion Date) nieder. Die Vorjahresvergleichszahlen der genannten GuV-Positionen enthalten dagegen noch die Ergebnisse aus der Geschäftstätigkeit aller übertragenen Gesellschaften.

Zum 1. April 2007 wurden die Investment Banking Aktivitäten der UniCredit Banca Mobiliare (UBM) auf die HVB AG übertragen. Dies wirkt sich im Vergleich mit den Ergebnissen des Vorjahres als Erstkonsolidierungseffekt aus. Im Konsolidierungskreis sind auch Gesellschaften und Sondervermögen enthalten, die gemäß SIC 12 als Zweckgesellschaften konsolidierungspflichtig sind. Nachfolgend wird ausschließlich die Ergebnisentwicklung der HVB Group neu dargestellt:

Überblick

Das Geschäftsjahr 2007 war für die HVB Group insgesamt ein gutes Jahr: Einem hervorragenden 1. Halbjahr 2007 folgte ein durch die Turbulenzen an den Finanzmärkten beeinflusst 2. Halbjahr 2007. Trotzdem konnte die HVB Group wieder ein gutes Geschäftsergebnis erzielen: Die operativen Erträge stiegen gegenüber dem Vorjahr deutlich um 11,1% an. Der Zinsüberschuss erhöhte sich kräftig um 21,5%. Der Provisionsüberschuss blieb auf hohem Niveau fast stabil. Das Handelsergebnis war belastet durch die Auswirkungen der Finanzkrise und insbesondere durch die massiven Spread-Ausweitungen und sank um rund 23%. Die Verwaltungsaufwendungen zeigten sich mit 3,2% weiter rückläufig. Das Ziel einer deutlich verbesserten Cost-Income-Ratio wurde in 2007 mit 54,1% gut erreicht. Das operative Ergebnis konnte um signifikante 34,5% auf 3.035 Mio. € gesteigert werden und so an die stetige Verbesserung der operativen Geschäftsergebnisse der letzten Jahre nahtlos anknüpfen. Das Ergebnis vor Steuern stieg um erfreuliche 83,1% auf 2.962 Mio. € an. Der Gewinn erhöhte sich um 25,0% auf 2.050 Mio. € und bereinigt um Sondereffekte sogar um 42,1% auf 1.603 Mio. €. In Anlehnung an die gute operative Entwicklung wird der Hauptsammlung vorgeschlagen, die Dividende pro Stammaktie um 25% auf 0,50 € zu erhöhen.

Die Eigenkapitalrentabilität nach Steuern von 17,6% konnte die HVB Group gegenüber den bereits guten Werten des Vorjahres weiter verbessern. Auch bereinigt um Sondereffekte konnte die EK-Rendite nach Steuern mit 13,3% weiter deutlich gesteigert werden.

Das 4. Quartal 2007 war durch die Finanzmarktturbulenzen beeinflusst: Das Operative Ergebnis sank gegenüber dem vierten Quartal des Vorjahres um 5,7% auf 445 Mio. €. Die operativen Erträge (1.284 Mio. €) erreichten trotz eines auch in Folge von Einmaleffekten (rd. 60 Mio. €) überdurchschnittlich guten Zinsüberschusses (+18,9%) nicht ganz das Niveau des Vorjahresquartals. Dies ist vor allem auf ein negatives Handelsergebnis zurückzuführen. Das Ergebnis vor Steuern ist im 4. Quartal dennoch um 642 Mio. € auf 516 Mio. € angestiegen. Ursachen hierfür sind im Wesentlichen eine deutlich niedrigere

Kreditrisikovorsorge und der Gewinn in Höhe von rund 292 Mio. € aus dem Verkauf der FMS Bank.

Dr. Wolfgang Sprißler, Sprecher des Vorstands der HypoVereinsbank: "Ich freue mich, dass wir im letzten Jahr unsere hoch gesteckten Ziele trotz herausfordernder Marktbedingungen erreicht bzw. sogar übertroffen haben. Wir haben in der HVB Group im Geschäftsjahr 2007 erneut ein gutes Ergebnis erwirtschaftet und den Gewinn nochmals deutlich gesteigert, obwohl die Auswirkungen der Finanzkrise auch bei uns Spuren hinterlassen haben. Die erfreuliche operative Entwicklung bestätigt unsere Ertragskraft, die auf der Solidität und Ausgewogenheit unseres Geschäftsmodells beruht. Der Jahresabschluss 2007 stellt auch eindrucksvoll die Qualität unseres Kosten- und Risikomanagements unter Beweis. Insgesamt sehen wir uns angesichts der Widerstandsfähigkeit unseres Geschäftsmodells, die sich 2007 gezeigt hat, für die Zukunft gut gerüstet, auch wenn wir mit Blick auf 2008 mit einem eingetrübten gesamtwirtschaftlichen Umfeld weltweit und auch in Deutschland rechnen."

Die Ergebnisse im Einzelnen:

Zinsüberschuss: Der originäre Zinsüberschuss erhöhte sich gegenüber dem Vorjahr um 19,2% auf 3.753 Mio. €. In diesem Anstieg wirkt sich der Mittelzufluss aus den Veräußerungen der aufgegebenen Geschäftsbereiche deutlich begünstigend aus. Dazu zählt neben dem Zufluss der vertraglich vereinbarten Kaufpreisverzinsung für den Zeitraum seit der außerordentlichen Hauptversammlung im Oktober 2006 und der Anlage der Veräußerungsgewinne auch der Wegfall der Refinanzierungsaufwendungen im Vergleich zum Vorjahr.

Die am 1. April 2007 übertragenen Investment Banking Aktivitäten der UBM wirkten sich auf Grund von Refinanzierungen der Handelsbestände negativ auf den Zinsüberschuss aus. Diese Aufwendungen stehen in direktem Zusammenhang mit dem positiven Handelsergebnis aus diesen Investment Banking Aktivitäten. Dagegen standen deutlich gestiegene so genannte handelsinduzierte Zinskomponenten in anderen Lokationen der Division Markets & Investment Banking innerhalb der HVB AG.

Bereinigt um Sondereffekte wie Liquiditätsvorteile aus den Unternehmensverkäufen, Erstkonsolidierungseffekte aus der Übertragung der Investment Banking Aktivitäten der UBM, handelsinduzierte Zinskomponenten sowie ohne die begünstigenden Effekte aus der

Erstkonsolidierung von Zweckgesellschaften im vierten Quartal liegt der Zinsüberschuss leicht über Vorjahresniveau.

Die Zinserträge aus Dividenden und ähnliche Erträge aus Kapitalinvestitionen erhöhten sich um 125 Mio. € auf 376 Mio. € im Wesentlichen in Folge deutlich gestiegener Ausschüttungen aus Private Equity Funds.

Provisionsüberschuss: Der Provisionsüberschuss lag im Geschäftsjahr bei 1.721 Mio. €. Wegen der in 2007 fehlenden Erträge durch den Verkauf der Activest Gesellschaften zum Halbjahr 2006 und der Veräußerung der Nordinvest und Indexchange im Januar 2007 ergab sich ein leichter Rückgang gegenüber dem Vorjahr um 1,8%. Bereinigt um Währungs-, sowie Erst- und Entkonsolidierungseffekte lag der Provisionsüberschuss allerdings über dem Vorjahresniveau (+1,2%). Zu diesem Anstieg haben auf bereinigter Basis alle operativen Divisionen beigetragen, auch wenn sich in der Division Markets & Investment Banking die im ersten Halbjahr 2007 überdurchschnittliche Wachstumsdynamik auf Grund der Unsicherheiten an den Finanzmärkten im zweiten Halbjahr 2007 etwas abschwächte.

Handelsergebnis: Nach einem fulminanten Start im ersten Halbjahr 2007 mit hervorragenden Quartalsergebnissen (Q1: 350 Mio. €, Q2: 469 Mio. €) beeinträchtigten die Finanzmarktturbulenzen das Handelsergebnis im zweiten Halbjahr (Q3: 38 Mio. €, Q4: -265 Mio. €). Insgesamt lag das Handelsergebnis in Folge der schwierigen Marktverhältnisse mit 592 Mio. € um 22,9% unter dem hohen Vorjahreswert. Die Belastungen aus den Finanzmarktturbulenzen schlugen sich insbesondere in den Nettogewinnen aus Finanzinstrumenten nieder. Dabei kam es zu Belastungen von -344 Mio. € überwiegend aus Bewertungsergebnissen (allgemeine Ausweitung der Credit Spreads), aber auch aus Realisierungsverlusten aus ABS-Portfolien und CDOs (Collaterialized Debt Obligations), die fast vollständig im Handelsbuch enthalten sind. Dagegen standen allerdings positive Effekte aus anderen Handelsbereichen, wie z.B. Fixed Income, Currency and Commodities. Der Ergebnisbeitrag der handelsinduzierten Dividenden lag mit 326 Mio. € auf dem hohen Niveau des Vorjahres. Die Realisierungserfolge aus Private Equity erhöhten sich kräftig gegenüber dem Vorjahr um 81 Mio. € auf 119 Mio. €.

Insgesamt hat zum Handelsergebnis des Geschäftsjahres 2007 auch die Einbeziehung der Investment Banking Aktivitäten der UBM mit 375 Mio. € positiv beigetragen.

Sonstige Aufwendungen und Erträge:
Der Saldo aus Sonstigen Aufwendungen und Erträgen beläuft sich auf 169 Mio. € und liegt damit um 137 Mio. € über dem Vorjahresergebnis. 78 Mio. € aus diesem Anstieg entfallen auf den Wegfall potenzieller Verpflichtungen im Zusammenhang mit der Aufgabe von gemieteten Grundstücken und Gebäuden sowie aus der Veräußerung von Finance-Lease-Objekten.

Verwaltungsaufwand: Die Verwaltungsaufwendungen ermäßigten sich gegenüber dem Vorjahr um 3,2% auf 3.576 Mio. €. Innerhalb des Verwaltungsaufwands sanken die Personalaufwendungen und die Abschreibungen auf Sachanlagen, während die Anderen Verwaltungsaufwendungen zunahmen. Der Rückgang der Personalaufwendungen resultiert im Wesentlichen aus der Reduzierung des Personalstands und niedrigeren Aufwendungen für erfolgsabhängige Bonuszahlungen in der Division Markets & Investment Banking. Der leichte Anstieg der Anderen Verwaltungsaufwendungen ist auch auf den Effekt aus der Erhöhung der Mehrwertsteuer auf 19% sowie Preissteigerungen zurückzuführen. Bereinigt um Erst- und Entkonsolidierungseffekte reduziert sich der gesamte Verwaltungsaufwand um immerhin 5,0%. Das ist Ausdruck eines erfolgreichen Kostenmanagements.

Operatives Ergebnis: Im Anstieg des operativen Ergebnisses der HVB Group um mehr als ein Drittel auf 3.035 Mio. € zeigt sich, dass die bereits in den Vorjahren eingeleitete stetige Verbesserung des operativen Geschäftsergebnisses auch im Berichtsjahr trotz der schwierigen Marktverhältnisse im zweiten Halbjahr 2007 fortgesetzt werden konnte. Der Anstieg des operativen Ergebnisses gegenüber dem Vorjahreszeitraum ist sowohl auf die gestiegenen operativen Erträge als auch auf die erfolgreichen Maßnahmen zur Kostenreduktion zurückzuführen. Diese Produktivitätssteigerung führte zu einer um 8,0%-Punkte auf 54,1% deutlich verbesserten Cost-Income-Ratio.

Kreditrisikovorsorge: Die Kreditrisikovorsorge reduzierte sich gegenüber dem Vorjahr erheblich um 397 Mio. € oder 42,6% auf 536 Mio. € und liegt damit auf historisch niedrigem Niveau seit der IFRS-Bilanzierung der HVB Group. Dabei können alle Divisionen einen Rückgang der Kreditrisikovorsorge ausweisen; in der Division Markets & Investment Banking ergab sich auf Grund deutlich höherer Auflösungen von in früheren Jahren gebildeten Wertberichtigungen insgesamt ein Auflösungssaldo. Ferner verminderte sich die Kreditrisikovorsorge auch auf Grund von Abbauerfolgen aus den Restbeständen des früheren Segments Real Estate Restructuring.

Finanzanlageergebnis Das Finanzanlageergebnis belief sich zum 31. Dezember 2007 auf 611 Mio. €. Hierin enthalten sind die im ersten Quartal 2007 vereinnahmten Veräußerungsgewinne aus dem Verkauf der Indexchange Investment AG an die Barclays Bank PLC in Höhe von 219 Mio. € und der Norddeutsche Investment-Gesellschaft mbH (Nordinvest) an die Pioneer Gruppe in Höhe von 47 Mio. €. Darüber hinaus ist das Finanzanlageergebnis durch den im dritten Quartal 2007 gebuchten Gewinn aus dem Verkauf der restlichen Anteile an der Münchener Rückversicherungs-Gesellschaft AG in Höhe von 113 Mio. € positiv geprägt. Der im vierten Quartal erzielte Gewinn aus der Veräußerung der Financial Markets Service Bank (FMS-Bank) belief sich auf 292 Mio. €.

Ergebnis vor Steuern: Das Ergebnis vor Steuern stieg gegenüber dem Vorjahr um 83,1% auf 2.962 Mio. €. Auch bereinigt um die positiven Sondereffekte aus der Kaufpreisverzinsung in Folge der Veräußerung aufgegebener Geschäftsbereiche (93 Mio. €), aus den Veräußerungsgewinnen Indexchange (219 Mio. €), Münchener Rückversicherungs-Gesellschaft AG (113 Mio. €) und FMS-Bank (292 Mio. €) sowie adjustiert um den GuV-Posten *"Aufwendungen für Restrukturierungen"* übertrifft das Ergebnis vor Steuern des Berichtsjahres (2.232 Mio. €) das Vorjahresergebnis immer noch um nahezu eine Milliarde bzw. 77,7%.

Ertragsteuern: Der erhöht ausgewiesene Ertragsteueraufwand erhöhte sich auf 794 Mio. €. Die darin enthaltenen Aufwendungen aus latenten Steuern (468 Mio. €) resultieren aus zusätzlichen einmalige Ertragsteuern in Höhe von 195 Mio. € auf Grund der Anwendung des im dritten Quartal umgesetzten deutschen Unternehmenssteuerreformgesetzes 2008 und weiteren negativen Bewertungseffekten aus der Nutzung von steuerlichen Verlustvorträgen sowie der Auflösung von temporären Differenzen. Bei den im Verhältnis zum Ergebnis vor Steuern (2.962 Mio. €) niedrigen tatsächlichen Ertragsteuern (326 Mio. €) haben sich neben der Verrechnung des steuerlichen Verlustvortrags auch Steuererstattungen für frühere Jahre und steuerfreie Erträge begünstigend ausgewirkt.

Fremdanteile am Ergebnis und Gewinn: Vom Ergebnis nach Steuern in Höhe von 2.168 Mio. € entfallen 118 Mio. € auf Anteile Konzernfremder. Nach Abzug der Fremdanteile am Ergebnis erzielten wir einen Gewinn in Höhe von 2.050 Mio. €, der um 25% über dem Vorjahresgewinn liegt. Bereinigt um die beim Ergebnis vor Steuern aufgeführten Einmaleffekte sowie um die Steuerbelastungen in Folge der Unternehmenssteuerreform

konnte der Gewinn mit 1.603 Mio. € gegenüber dem bereinigten Vorjahresgewinn deutlich um 42% gesteigert werden.

Erhöhte Dividende pro Stammaktie in Höhe von 0,50 €

Der Vorstand wird der Hauptversammlung vorschlagen, eine Dividende von 402 Mio. € auszuschütten und eine Einstellung in die Gewinnrücklagen von 3.672 Mio. € vorzunehmen. Das entspricht einer Dividende von 0,50 € je Stammaktie. Damit wird die Dividende je Aktie in Anlehnung an die gute Geschäftsentwicklung um 25% gegenüber dem Vorjahr erhöht.

Segmentergebnis nach Divisionen:

Zum Ergebnis vor Steuern der HVB Group neu in Höhe von 2.962 Mio. € haben die Divisionen

Privat- und Geschäftskunden	264 Mio. € (8,9%)
Wealth Management	207 Mio. € (7,0%)
Firmen- & Kommerzielle Immobilienkunden	761 Mio. € (25,7%)
Markets & Investment Banking	1.572 Mio. € (53,1%)
Sonstige/Konsolidierung	158 Mio. € (5,3%)

beigetragen.

Im dritten Quartal 2007 wurden innerhalb der UniCredit Gruppe in der Division Corporates die Aktivitäten aus den Bereichen Correspondent Banking, Documentary Business, Forfaiting, Structured Trade und Export Finance & International and Domestic Corporate Payments gebündelt. Deshalb wurden auch im Segmentbericht der HVB Group diese Geschäftsaktivitäten erstmals per Ende September 2007 rückwirkend zum 1. Januar 2007 innerhalb der Division Firmen- & Kommerzielle Immobilienkunden in der neu gebildeten Subdivision "Global Financial Services (GFS)" separat dargestellt. Da sich die oben beschriebenen Aktivitäten bisher in der Division Markets & Investment Banking niederschlugen, kam es zu Verschiebungen in der Segmentzuordnung und Abbildung von Volumina sowie Erträgen und Aufwendungen für die oben genannten Geschäftsaktivitäten und Kunden zwischen den Segmenten Markets & Investment Banking und Firmen- & Kommerzielle Immobilienkunden. Daneben gab es weitere kleinere Reorganisationen. Die

Zahlen der Vergleichsperioden dieses Geschäftsjahres sowie der des Vorjahres wurden entsprechend den oben genannten Veränderungen angepasst.

Division Privat- und Geschäftskunden: Die Division Privat- und Geschäftskunden entwickelte sich in 2007 weiterhin sehr erfolgreich. Nach dem Turnaround in 2006 erhöhte sich das Ergebnis vor Steuern gegenüber dem Vorjahr um das 1,4 fache auf 264 Mio. €. Das operative Ergebnis stieg gegenüber dem Vorjahr um 25,3% auf 376 Mio. €. Dabei führten sowohl das operative Ertragswachstum vor allem beim erfreulich gestiegenen Provisionsüberschuss (+6,4%), aber auch beim strategisch bedingt mit -1,8% leicht rückläufigen Zinsüberschuss (1.078 Mio. €), als auch die deutlich gesunkenen Verwaltungsaufwendungen (-3,3%) zu einer um 4,1%-Punkte verbesserten Cost-Income-Ratio von 78,6%.

Division Wealth Management: Im Rahmen der Bündelung der Asset Management-Aktivitäten in die UniCredit Gruppe wurden mit Wirkung zum 1. Juli 2006 die Activest Gruppe und im Januar 2007 die Nordinvest an die Pioneer Global Asset Management S.p.A. übertragen. Daneben wurden die Depotbanktätigkeiten der HVB Banque Luxembourg S.A. ab dem 1. Januar 2007 nicht mehr der Division Wealth Management zugeordnet. Zur besseren Vergleichbarkeit des operativen Wealth Management-Geschäfts wird nachfolgend für die Division Wealth Management eine Erfolgsrechnung dargestellt, in der die Quartale 2006 um die Entkonsolidierungseffekte sowie um die Erfolge aus den Depotbankaktivitäten der HVB Banque Luxembourg bereinigt sind:

Die Division entwickelte sich in 2007 weiterhin sehr erfolgreich. Das Ergebnis vor Steuern konnte gegenüber Vorjahr um fast 45% gesteigert werden, auch bereinigt um den der Division zuzurechnenden Teil des Verkaufsgewinns für die FMS-Bank erhöhte sich das Ergebnis um 33%. Das operative Ergebnis stieg gegenüber dem Vorjahr um 27,5% auf 195 Mio. €. Diese sehr positive Entwicklung wurde vom Zuwachs der operativen Erträge um 10,5% auf 483 Mio. € getragen. Sowohl der Zinsüberschuss mit einer Ausweitung um 8,9% als auch der Provisionsüberschuss mit einem Zuwachs von 8,3% entwickelten sich gegenüber dem Vorjahr dynamisch. Im verbesserten Zinsüberschuss spiegeln sich vor allem höhere Ausschüttungen der nicht konsolidierten Beteiligungen wider.

In den um moderate 1,4% gestiegenen Verwaltungsaufwendungen ist auch der gezielte Personalaufbau im Vertrieb enthalten, durch den weiteres, nachhaltiges und organisches Wachstum generiert werden soll. Bei den Sachkosten wurden gezielte Maßnahmen zur nachhaltigen Effizienzsteigerung getroffen. Die Cost-Income-Ratio verbesserte sich um

5,4%-Punkte auf Grund der gestiegenen operativen Erträge auf erfreuliche 59,6%.

Division Firmen- & Kommerzielle Immobilienkunden: Subdivision Firmenkunden: Im Geschäft mit mittelständischen Kunden und Großkunden erzielte die Subdivision Firmenkunden im Geschäftsjahr 2007 ein Ergebnis vor Steuern in Höhe von 515 Mio. € und damit eine Steigerung um 17,3% gegenüber Vorjahr. Die operativen Erträge verzeichneten einen Zuwachs von 5,2%. So konnte im Provisionsüberschuss insbesondere durch erfolgreiche Derivategeschäfte und höhere Beiträge aus Zahlungsverkehr und Beratungstätigkeiten ein beachtliches Wachstum von 7,4% generiert werden. Auch der Zinsüberschuss legte trotz des intensiven Wettbewerbs am deutschen Markt kräftig um 4,3% zu. Die leicht gestiegenen Verwaltungsaufwendungen (+0,9%) spiegeln den Personalaufbau im Rahmen der Wachstumsstrategie wider. Dabei wurde der Anstieg im Personalaufwand (+9,4%) weitestgehend durch striktes Kostenmanagements in den anderen Verwaltungsaufwendungen sowie Abschreibungen kompensiert. Die Cost-Income-Ratio konnte um 1,6%-Punkte auf 39,1% gegenüber Vorjahr verbessert werden.

Division Firmen- & Kommerzielle Immobilienkunden: Subdivision Kommerzielle Immobilienkunden: Im Geschäftsjahr 2007 konnte die Subdivision "Kommerzielle Immobilienkunden" im Vergleich zu 2006 eine Verdoppelung im Ergebnis vor Steuern auf 175 Mio. € erzielen. Dies ist hauptsächlich auf die in 2007 angestrebte Verbesserung der Kreditportfolioqualität zurückzuführen. Als Folge ergab sich in der Kreditrisikovorsorge ein Auflösungssaldo von 32 Mio. € nach einem Zuführungssaldo von 63 Mio. € in 2006.

Das operative Ergebnis verzeichnete einen Anstieg von 3,4%, wobei die operativen Erträge trotz des fortgeführten Abbaus unprofitabler Portfolios auf dem Vorjahresniveau gehalten werden konnten. Im Zinsüberschuss fiel der Rückgang der Erträge von 2,5% in Folge gestiegener Einlagevolumina im Passivgeschäft sowie der selektiven Akquirierung von profitablem Neugeschäft moderat aus. Beim Provisionsüberschuss wurde das Vorjahresergebnis durch den Ausbau im Derivategeschäft um 7,9% deutlich übertroffen. Die mit -11,8% deutlich gesunkenen Verwaltungsaufwendungen profitierten von Einsparungen, die sowohl beim Personalaufwand in Folge des mit dem Volumensabbau einhergehenden Personalabbaus als auch bei den anderen Verwaltungsaufwendungen und Abschreibungen realisiert werden konnten. Dadurch verbesserte sich das ausgezeichnete Niveau der Cost-Income-Ratio des Vorjahres in 2007 nochmals um 2,9%-Punkte auf 22,7%.

Division Markets & Investment Banking: Die Division Markets & Investment Banking erzielte im Jahr 2007 trotz der schwierigen Kapitalmarktsituation eine sehr erfreuliche Ergebnisentwicklung. Nach herausragend guten Ergebnisbeiträgen der ersten beiden Quartale 2007 war das Ergebnis im zweiten Halbjahr 2007 durch die Finanzmarktturbulenzen insbesondere im Handelsergebnis beeinträchtigt. Dennoch erreichte das Geschäftsfeld ein Ergebnis vor Steuern das mit 1.572 Mio. € um 77,4% bzw. 686 Mio. € über dem bereits guten Vorjahresergebnis liegt.

Dazu haben auch die in der Position Finanzanlageergebnis und andere Posten vereinnahmten Gewinne aus der Veräußerung der Indexchange in Höhe von 219 Mio. € sowie der auf die Division entfallende Anteil aus dem Verkauf der FMS-Bank in Höhe von 259 Mio. € beigetragen. Aber auch ohne diese Veräußerungsgewinne liegt das Ergebnis vor Steuern mit fast 1,1 Mrd. € bzw. 23,5% deutlich über dem Vorjahresergebnis. Diese Ergebnissteigerung resultiert neben dem Beitrag der UBM (113 Mio. €) auch aus der deutlichen Verbesserung bei der Kreditrisikovorsorge (Auflösungssaldo von 74 Mio. € in 2007) und dem Wegfall der in 2006 entstandenen Belastungen aus dem Fair-Value-Abschlag auch aus dem operativen Geschäft.

Das operative Ergebnis konnte mit einem Anstieg von 3,4% auf 1.067 Mio. € zulegen. In diesem Zuwachs ist auch das Ergebnis der seit dem 1. April 2007 einbezogenen Investment Banking Aktivitäten der UBM mit 110 Mio. € enthalten. Die operativen Erträge erhöhten sich im Gesamtjahr 2007 trotz der Beeinträchtigungen aus der Finanzmarktkrise noch um 1,4%. Dabei reduzierte sich das Handelsergebnis gegenüber dem Vorjahr um 24,3%. Nach herausragenden Quartalsergebnissen im ersten Halbjahr 2007 ermäßigte sich das Handelsergebnis im dritten Quartal als Folge der schwierigen Marktverhältnisse auf 26 Mio. €. Der negative Quartalsbeitrag im vierten Quartal (-286 Mio. €) ist insbesondere auch auf Bewertungsergebnisse, aber auch auf Realisierungsverluste aus ABS-Portfolios sowie aus weiteren Aufwendungen im Bereich Structured Credit durch die allgemeine Ausweitung der Credit Spreads zurückzuführen. Insgesamt kam es in 2007 im Rahmen der Finanzmarktkrise zu Belastungen aus diesen Produkten in Höhe von -344 Mio. €, die durch erfreuliche Entwicklungen in anderen Business Lines wie zum Beispiel FICC (Fixed Income, Commodities and Currencies) teilweise kompensiert werden konnten.

Provisionsüberschuss und Zinsüberschuss, die beide von sehr guten Entwicklungen sowohl in den Bereichen Financing, Structured Equity Derivatives als auch im Bereich Principal Investment profitierten, konnten dagegen jeweils zulegen. Außerdem wurden im Zinsüberschuss deutlich höhere Dividenden aus Private Equities vereinnahmt. Die Verwaltungsaufwendungen gingen gegenüber dem Vorjahr trotz der erstmaligen Einbeziehung

der Investment Banking Aktivitäten der früheren UBM leicht zurück (-0,4%), sodass sich die Cost-Income-Ratio gegenüber dem Vorjahr mit 51,0% nochmals um 1 Prozentpunkt verbesserte.

Eigenkapitalrentabilität nach Steuern erfreulich gestiegen

Die HVB Group erzielte im Geschäftsjahr 2007 eine Eigenkapitalrentabilität nach Steuern in Höhe von 17,6% und vor Steuern von 25% und liegt damit deutlich über dem Vorjahr. Bereinigt um die erwähnten Einmaleffekte liegen die Kennzahlenwerte nach Steuern mit 13,3% und vor Steuern mit 17,9% erfreulich über den Vorjahreswerten (31.12.2006: Eigenkapitalrentabilität nach Steuern 15,9%, bereinigt: 11,1% und Eigenkapitalrentabilität vor Steuern 16,1%, bereinigt 12,7%). Insgesamt spiegelt sich darin die Stärke und Widerstandsfähigkeit unseres Geschäftsmodells auch in einem schwierigeren finanzwirtschaftlichen Umfeld wider.

Der Geschäftsbericht zum abgelaufenen Geschäftsjahr 2007 wird auf der HypoVereinsbank Homepage http://www.hvb.com/ir zum Download bereitgestellt. Auch eine Analystenpräsentation kann im Internet unter dieser Adresse abgerufen werden.

Financial Highlights – HVB Group[1]

Kennzahlen (in %)	1.1.-31.12.2007[1]	1.1.-31.12.2006[1]
Eigenkapitalrentabilität nach Steuern[2]	17,6	15,9
Eigenkapitalrentabilität nach Steuern, bereinigt[2][3]	13,3	11,1
Eigenkapitalrentabilität vor Steuern[2]	25,0	16,1
Eigenkapitalrentabilität vor Steuern, bereinigt[2][3]	17,9	12,7
Cost-Income-Ratio (gemessen an den operativen Erträgen)	54,1	62,1
Erfolgszahlen	1.1.-31.12.2007[1]	1.1.-31.12.2006[1]
Operatives Ergebnis (in Mio. €)	3.035	2.257
Ergebnis vor Steuern (in Mio. €)	2.962	1.618
Gewinn (in Mio. €)	2.050	1.640
Ergebnis je Aktie (in €)	2,60	2,18
Ergebnis je Aktie (in €), bereinigt[3]	2,03	1,50
Bilanzzahlen (in Mrd. €)	31.12.2007	31.12.2006[4]
Bilanzsumme	422,1	343,6
Bilanzielles Eigenkapital	24,0	21,9
Bankaufsichtsrechtliche Kennzahlen nach KWG	31.12.2007	31.12.2006[4]
Kernkapital (in Mrd. €)	19,9	15,1
Risikoaktiva (in Mrd. €)	145,5	137,4
Kernkapitalquote (in %)	15,1	11,0
	31.12.2007[1]	31.12.2006[1]
Mitarbeiter	24.784	25.738
Geschäftsstellen	846	788

Aktie		1.1.-31.12.2007	31.12.2006
Börsenkurs:	Stichtag (in €)	43,45	33,03
	Höchststand (in €)	45,36	36,65
	Tiefststand (in €)	32,30	25,52
Börsenkapitalisierung Stichtag (in Mrd. €)		34,9	24,8

[1] ohne aufgegebene Geschäftsbereiche
[2] Eigenkapitalrentabilität bezogen auf 6,8% Eigenkapitalbindung gemessen an den durchschnittlichen Risikoaktiva
[3] **2007**: bereinigt um €219 Mio. Veräußerungserlös Indexchange; €93 Mio. Verzinsung des Kaufpreises für aufgegebene Geschäftsbereiche; €113 Mio. Veräußerungserlös Münchener Rückversicherungs-Gesellschaft AG, €13 Mio. Aufwendungen für Restrukturierungen ; €-195 Mio. Steuerbelastungen im Rahmen der deutschen Unternehmenssteuerreform; €292 Mio. Veräußerungserlös FMS Bank.
2006: bereingt um für Restrukturierungsaufwand (€-60 Mio.), Veräußerungsgewinn Activest Gesellschaften (€543 Mio.) Münchener Rückversicherungs-Gesellschaft AG (€217 Mio.), Methodenveränderung Fair Value Option (€-153 Mio.); 8-/9 Methodenänderung (€-55 Mio.) Verlust aus Immobilien (€-130 Mio.)
[4] HVB Group neu: Pro forma Zahlen der fortgeführten Geschäftsbereiche

Konzern Gewinn- und Verlustrechnung mit Ergebnisverwendung vom 1. Januar bis 31. Dezember 2007

Erträge/ Aufwendungen	1.1.-31.12.2007 in Mio. €	1.1.-31.12.2006 in Mio. €	Veränderung in Mio. €	Veränderung in %
Überschuss aus originärem Zinsgeschäft	3.753	3.148	+605	*+19,2*
Dividenden und ähnliche Erträge aus Kapitalinvestitionen	376	251	+125	*+49,8*
Zinsüberschuss	**4.129**	**3.399**	**+730**	***+21,5***
Provisionsüberschuss	1.721	1.753	-32	*-1,8*
Handelsergebnis	592	768	-176	*-22,9*
Saldo sonstige Aufwendungen/ Erträge	169	32	+137	*>+100,0*
Zinsunabhängige Erträge	**2.482**	**2.553**	**-71**	***-2,8***
OPERATIVE ERTRÄGE	**6.611**	**5.952**	**+659**	***+11,1***
Personalaufwand	-2.067	-2.216	+149	*-6,7*
Andere Verwaltungsaufwendungen	-1.250	-1.166	-84	*+7,2*
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-259	-313	+54	*-17,3*
Verwaltungsaufwand	**-3.576**	**-3.695**	**+119**	***-3,2***
OPERATIVES ERGEBNIS	**3.035**	**2.257**	**+778**	***+34,5***
Zuführungen zu Rückstellungen	-161	-164	+3	*-1,8*
Abschreibungen auf Geschäfts- oder Firmenwerte	--	--	--	--
Aufwendungen für Restrukturierungen	13	-60	+73	*n.m.*
Kreditrisikovorsorge	-536	-933	+397	*-42,6*
Finanzanlageergebnis	611	671	-60	*-8,9*
Andere nicht operative Aufwendungen	--	-153	+153	*-100,0*
ERGEBNIS VOR STEUERN	**2.962**	**1.618**	**+1.344**	***+83,1***
Ertragsteuern	-794	125	-919	
ERGEBNIS NACH STEUERN	**2.168**	**1.743**	**+425**	***+24,4***
Fremdanteile am Ergebnis	-118	-103	-15	*+14,6*
GEWINN/VERLUST DER HVB GROUP NEU	**2.050**	**1.640**	**+410**	***+25,0***
Ergebnis nach Steuern der aufgegebenen Geschäftsbereiche	3.698	3.457	+241	*+7,0*
Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche	--	-677	+677	*-100,0*
GEWINN/VERLUST DER HVB GROUP GESAMT	**5.748**	**4.420**	**+1.328**	***+30,0***
Veränderung der Rücklagen	1.674	3.798	-2.124	*-55,9*
KONZERNGEWINN	**4.074**	**622**	**+3.452**	***>+100.0***

Konzern Gewinn- und Verlustrechnung mit Ergebnisverwendung vom 1. Januar bis 31. Dezember 2007 - Bereinigte Zahlen

Erträge/ Aufwendungen	1.1.-31.12.2007 bereinigt[1] *in Mio. €*	1.1.-31.12.2006 bereinigt[2] *in Mio. €*	Veränderung *in Mio. €*	*in %*
Überschuss aus originärem Zinsgeschäft	3.660	3.148	+512	*+16,3*
Dividenden und ähnliche Erträge aus Kapitalinvestitionen	376	251	+125	*+49,8*
Zinsüberschuss	**4.036**	**3.399**	**+637**	***+18,7***
Provisionsüberschuss	1.721	1.753	-32	*-1,8*
Handelsergebnis	592	768	-176	*-22,9*
Saldo sonstige Aufwendungen/ Erträge	169	32	+137	*>+100,0*
Zinsunabhängige Erträge	**2.482**	**2.553**	**-71**	***-2,8***
OPERATIVE ERTRÄGE	**6.518**	**5.952**	**+566**	***+9,5***
Personalaufwand	-2.067	-2.216	+149	*-6,7*
Andere Verwaltungsaufwendungen	-1.250	-1.166	-84	*+7,2*
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-259	-313	+54	*-17,3*
Verwaltungsaufwand	**-3.576**	**-3.695**	**+119**	***-3,2***
OPERATIVES ERGEBNIS	**2.942**	**2.257**	**+685**	***+30,4***
Zuführungen zu Rückstellungen	-161	-164	+3	*-1,8*
Abschreibungen auf Geschäfts- und Firmenwerte	0	0	0	*0,0*
Aufwendungen für Restrukturierungen	0	0	0	*0,0*
Kreditrisikovorsorge	-536	-878	+342	*-39,0*
Finanzanlageergebnis	-13	41	-54	*n.m.*
Andere nicht operative Aufwendungen	0	0	0	*0,0*
ERGEBNIS VOR STEUERN	**2.232**	**1.256**	**+976**	***+77,7***
Ertragsteuern	-511	-25	-486	*>+100,0*
ERGEBNIS NACH STEUERN	**1.721**	**1.231**	**+490**	***+39,8***
Fremdanteile am Ergebnis	-118	-103	-15	*+14,6*
GEWINN/VERLUST DER HVB GROUP NEU	**1.603**	**1.128**	**+475**	***+42,1***

[1] 2007 bereinigt um €219 Mio. Veräußerungserlös Indexchange; €93 Mio. Verzinsung des Kaufpreises für aufgegebene Geschäftsberiche; €113 Mio. Veräußerungserlös Münchener Rückversicherungs-Gesellschaft AG, €13 Mio. Aufwendungen für Restrukturierungen ; €-195 Mio. Steuerbelastungen im Rahmen der deutschen Unternehmenssteuerreform; €292 Mio. Veräußerungserlös FMS Bank.

[2] 2006: bereingt um für Restrukturierungsaufwand (€-60 Mio.), Veräußerungsgewinn Activest Gesellschaften (€543 Mio.) Münchener Rückversicherungs-Gesellschaft AG (€217 Mio.), Methodenveränderung Fair Value Option (€153 Mio.); 8-/9 Methodenveränderung (€-55 Mio.) Verlust aus Immobilien (€-130 Mio.)

HVB Group

Bilanz zum 31. Dezember 2007[1)]

Aktiva	31.12.2007 in Mio. €	31.12.2006 in Mio. €	Veränderung in Mio. €	Veränderung in %
Barreserve	551	508	+43	+8,5
Handelsaktiva	180.855	107.628	+73.227	+68,0
aFVtPL-Finanzinstrumente	12.937	11.728	+1.209	+10,3
AfS-Finanzinstrumente	6.739	6.504	+235	+3,6
Anteile an assoziierten Unternehmen, Joint Ventures und nicht konsolidierten Tochterunternehmen	317	688	-371	-53,9
HtM-Finanzinstrumente	3.058	471	+2.587	>+100,0
Forderungen an Kreditinstitute	48.866	43.847	+5.019	+11,4
Forderungen an Kunden	160.246	164.031	-3.785	-2,3
Hedging-Derivate	500	842	-342	-40,6
Sachanlagen	1.337	1.520	-183	-12,0
Investment Properties	1.890	473	+1.417	>+100,0
Immaterielle Vermögenswerte	770	808	-38	-4,7
darunter: Goodwill	421	422	-1	-0,2
Ertragsteueransprüche	2.180	2.745	-565	-20,6
Vermögenswerte aufgegebener Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	265	164.451	-164.186	-99,8
Sonstige Aktiva	1.618	1.789	-171	-9,6
Summe der Aktiva	**422.129**	**508.033**	**-85.904**	**-16,9**

[1)] geänderte Bilanzgliederungsstruktur

HVB Group
Bilanz zum 31. Dezember 2007 (Fortsetzung)

Passiva	31.12.2007 in Mio. €	31.12.2006 in Mio. €	Veränderung in Mio. €	Veränderung in %
Verbindlichkeiten gegenüber Kreditinstituten	86.702	86.571	+131	+0,2
Verbindlichkeiten gegenüber Kunden	108.626	92.751	+15.875	+17,1
Verbriefte Verbindlichkeiten	79.568	87.568	-8.000	-9,1
Handelspassiva	115.228	60.768	+54.460	+89,6
Hedging-Derivate	473	764	-291	-38,1
Hedgeanpassungsbetrag von Verbindlichkeiten im Portfolio Fair-Value-Hedge	87	--	+87	+100,0
Ertragsteuerverpflichtungen	1.316	1.378	-62	-4,5
Verbindlichkeiten aufgegebener Geschäftsbereiche und Verbindlichkeiten von zur Veräußerung gehaltenen Veräußerungsgruppen	10	152.920	-152.910	-100,0
Sonstige Passiva	4.581	3.642	+939	+25,8
Rückstellungen	1.540	1.683	-143	-8,5
Eigenkapital	23.998	19.988	+4.010	+20,1
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital	23.190	16.690	+6.500	+38,9
Gezeichnetes Kapital	2.407	2.252	+155	+6,9
Kapitalrücklage	9.791	8.886	+905	+10,2
Eigene Aktien	-2	-3	+1	+33,3
Andere Rücklagen	6.913	4.061	+2.852	+70,2
Bewertungsänderungen von Finanzinstrumenten	7	872	-865	-99,2
AfS-Rücklage	619	1.195	-576	-48,2
Hedge-Rücklage	-612	-323	-289	-89,5
Konzerngewinn	4.074	622	+3.452	>+100,0
Anteile in Fremdbesitz	808	3.298	-2.490	-75,5
Summe der Passiva	**422.129**	**508.033**	**-85.904**	**-16,9**

Erfolgsrechnung nach Divisionen vom 1. Januar bis 31. Dezember 2007

in Mio. €	Privat- und Geschäftskunden	Wealth Management	Firmen- & Kommerz. Immobilienkunden	Markets & Investment Banking	Sonstige/ Konsolidierung	HVB Group neu	Aufgegebene Geschäftsbereiche[2]	HVB Group gesamt[2]
Operative Erträge								
1.1. – 31.12.2007	1.761	483	1.474	2.179	714	6.611	1	6.612
1.1. – 31.12.2006	1.732	551	1.430	2.148	91	5.952	5.215	11.167
Veränderung in %	+1,7	-12,3	+3,1	+1,4	>+100,0	+11,1	n.m.	-40,8
Verwaltungsaufwand								
1.1. – 31.12.2007	-1.385	-288	-546	-1.112	-245	-3.576	-1	-3.577
1.1. – 31.12.2006	-1.432	-345	-548	-1.116	-254	-3.695	-2.905	-6.600
Veränderung in %	-3,3	-16,5	-0,4	-0,4	-3,5	-3,2	n.m.	-45,8
Operatives Ergebnis								
1.1. – 31.12.2007	376	195	928	1.067	469	3.035	–	3.035
1.1. – 31.12.2006	300	206	882	1.032	-163	2.257	2.310	4.567
Veränderung in %	+25,3	-5,3	+5,2	+3,4	n.m.	+34,5	n.m.	-33,5
Kreditrisikovorsorge								
1.1. – 31.12.2007	-147	-7	-143	74	-313	-536	–	-536
1.1. – 31.12.2006	-173	-10	-265	17	-502	-933	-728	-1.661
Veränderung in %	-15,0	-30,0	-46,0	>+100,0	-37,6	-42,6	n.m.	-67,7
restliche Posten[1]								
1.1. – 31.12.2007	35	19	-24	431	2	463	3.782	4.245
1.1. – 31.12.2006	-16	542	-13	-163	-56	294	2.117	2.411
Veränderung in %	n.m.	-96,5	+84,6	n.m.	n.m.	+57,5	+78,6	+76,1
Ergebnis vor Steuern								
1.1. – 31.12.2007	264	207	761	1.572	158	2.962	3.782	6.744
1.1. – 31.12.2006	111	738	604	886	-721	1.618	3.699	5.317
Veränderung in %	>+100,0	-72,0	+26,0	+77,4	n.m.	+83,1	+2,2	+26,8

[1] beinhaltet die GuV-Posten Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Aufwendungen für Restrukturierungen, Finanzanlageergebnis und andere nicht operative Aufwendungen

[2] enthält in 2007 in den restlichen Posten (Finanzanlageergebnis) die Gewinne aus der Veräußerung der aufgegebenen Geschäftsbereiche

Erfolgsrechnung der Division

Privat- und Geschäftskunden

Erträge/Aufwendungen	1.1.-31.12.2007 in Mio. €	1.1.-31.12.2006 in Mio. €	4. Quartal 2007 in Mio. €	3. Quartal 2007 in Mio. €	2. Quartal 2007 in Mio. €	1. Quartal 2007 in Mio. €
Zinsüberschuss	**1.078**	**1.098**	**269**	**269**	**269**	**271**
Provisionsüberschuss	669	629	151	151	**172**	**195**
Handelsergebnis	2	-1	--	1	–	1
Saldo sonstige Aufwendungen/ Erträge	12	6	3	4	2	3
Zinsunabhängige Erträge	**683**	**634**	**154**	**156**	**174**	**199**
OPERATIVE ERTRÄGE	**1.761**	**1.732**	**423**	**425**	**443**	**470**
Personalaufwand	-580	-571	-146	-139	-142	-153
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-805	-861	-204	-198	-197	-206
Verwaltungsaufwand	**-1.385**	**-1.432**	**-350**	**-337**	**-339**	**-359**
OPERATIVES ERGEBNIS	**376**	**300**	**73**	**88**	**104**	**111**
Aufwendungen für Restrukturierungen	3	-7	3	--	--	--
Kreditrisikovorsorge	-147	-173	-52	-15	-13	-67
Finanzanlageergebnis und andere Posten[1]	32	-9	34	-2	--	–
ERGEBNIS VOR STEUERN	**264**	**111**	**58**	**71**	**91**	**44**
Cost-Income-Ratio in %	**78,6**	**82,7**	**82,7**	**79,3**	**76,5**	**76,4**

[1] beinhaltet die GuV-Posten Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Erfolgsrechnung der Division Wealth Management

Erträge/Aufwendungen	1.1.-31.12.2007 in Mio. €	1.1.-31.12.2006 in Mio. €	4. Quartal 2007 in Mio. €	3. Quartal 2007 in Mio. €	2. Quartal 2007 in Mio. €	1. Quartal 2007 in Mio. €
Zinsüberschuss	**172**	**163**	**50**	**45**	**40**	**37**
Provisionsüberschuss	313	397	77	70	79	87
Handelsergebnis	-6	-13	1	1	-7	-1
Saldo sonstige Aufwendungen/ Erträge	4	4	5	-1	–	–
Zinsunabhängige Erträge	**311**	**388**	**83**	**70**	**72**	**86**
OPERATIVE ERTRÄGE	**483**	**551**	**133**	**115**	**112**	**123**
Personalaufwand	-94	-117	-25	-22	-24	-23
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-194	-228	-54	-45	-46	-49
Verwaltungsaufwand	**-288**	**-345**	**-79**	**-67**	**-70**	**-72**
OPERATIVES ERGEBNIS	**195**	**206**	**54**	**48**	**42**	**51**
Aufwendungen für Restrukturierungen	-2	-7	-2	–	–	–
Kreditrisikovorsorge	-7	-10	-1	–	-2	-4
Finanzanlageergebnis und andere Posten[1]	21	549	14	1	5	1
ERGEBNIS VOR STEUERN	**207**	**738**	**65**	**49**	**45**	**48**
Cost-Income-Ratio in %	**59,6**	**62,6**	**59,4**	**58,3**	**62,5**	**58,5**

[1] beinhaltet die GuV-Posten Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Adjustierte[1] Erfolgsrechnung der Division

Wealth Management (WEM)

Erträge/Aufwendungen	1.1.-31.12.2007 in Mio. €	1.1.-31.12.2006 in Mio. €	4. Quartal 2007 in Mio. €	3. Quartal 2007 in Mio. €	2. Quartal 2007 in Mio. €	1. Quartal 2007 in Mio. €
Zinsüberschuss	**172**	**158**	**50**	**45**	**40**	**37**
Provisionsüberschuss	313	289	77	70	79	87
Handelsergebnis	-6	-13	1	1	-7	-1
Saldo sonstige Aufwendungen/ Erträge	4	3	5	-1	--	--
Zinsunabhängige Erträge	**311**	**279**	**83**	**70**	**72**	**86**
OPERATIVE ERTRÄGE	**483**	**437**	**133**	**115**	**112**	**123**
Personalaufwand	-94	-90	-25	-22	-24	-23
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-194	-194	-54	-45	-46	-49
Verwaltungsaufwand	**-288**	**-284**	**-79**	**-67**	**-70**	**-72**
OPERATIVES ERGEBNIS	**195**	**153**	**54**	**48**	**42**	**51**
Aufwendungen für Restrukturierungen	-2	--	-2	--	--	--
Kreditrisikovorsorge	-7	-10	-1	--	-2	-4
Finanzanlageergebnis und andere Posten[2]	21	--	14	1	5	1
ERGEBNIS VOR STEUERN	**207**	**143**	**65**	**49**	**45**	**48**
Cost-Income-Ratio in %	**59,6**	**65,0**	**59,4**	**58,3**	**62,5**	**58,5**

1) Anpassung der Erfolgsrechnung der Division WEM um Entkonsolidierungseffekte (ab 1. Juli 2006 Activest Gruppe; ab 1. Januar 2007 Nordinvest) und Erfolge der Depotbankaktivitäten der HVB Luxemburg (ab 1. Januar 2007)
2) beinhaltet die GuV-Posten Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden
Subdivision Firmenkunden

Erträge/Aufwendungen	1.1.-31.12.2007 in Mio. €	1.1.-31.12.2006 in Mio. €	4. Quartal 2007 in Mio. €	3. Quartal 2007 in Mio. €	2. Quartal 2007 in Mio. €	1. Quartal 2007 in Mio. €
Zinsüberschuss	**831**	**797**	**214**	**199**	**218**	**200**
Provisionsüberschuss	318	296	65	74	81	98
Handelsergebnis	1	4	2	-1	-1	1
Saldo sonstige Aufwendungen/ Erträge	7	3	1	3	2	1
Zinsunabhängige Erträge	**326**	**303**	**68**	**76**	**82**	**100**
OPERATIVE ERTRÄGE	**1.157**	**1.100**	**282**	**275**	**300**	**300**
Personalaufwand	-187	-171	-53	-46	-42	-46
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-265	-277	-73	-66	-64	-62
Verwaltungsaufwand	**-452**	**-448**	**-126**	**-112**	**-106**	**-108**
OPERATIVES ERGEBNIS	**705**	**652**	**156**	**163**	**194**	**192**
Aufwendungen für Restrukturierungen	--	-1	--	--	--	--
Kreditrisikovorsorge	-176	-201	-31	-44	-61	-40
Finanzanlageergebnis und andere Posten[1]	-14	-11	-11	-6	4	-1
ERGEBNIS VOR STEUERN	**515**	**439**	**114**	**113**	**137**	**151**
Cost-Income-Ratio in %	**39,1**	**40,7**	**44,7**	**40,7**	**35,3**	**36,0**

[1] beinhaltet die GuV-Posten Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden
Subdivision Global Financial Services

Erträge/Aufwendungen	1.1.-31.12.2007 in Mio. €	1.1.-31.12.2006 in Mio. €	4. Quartal 2007 in Mio. €	3. Quartal 2007 in Mio. €	2. Quartal 2007 in Mio. €	1. Quartal 2007 in Mio. €
Zinsüberschuss	**74**	**74**	**19**	**18**	**18**	**19**
Provisionsüberschuss	43	57	10	10	12	11
Handelsergebnis	1	–	1	–	–	–
Saldo sonstige Aufwendungen/ Erträge	1	–	–	1	–	–
Zinsunabhängige Erträge	**45**	**57**	**11**	**11**	**12**	**11**
OPERATIVE ERTRÄGE	**119**	**131**	**30**	**29**	**30**	**30**
Personalaufwand	-18	-18	-5	-3	-5	-5
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-31	-31	-6	-9	-8	-8
Verwaltungsaufwand	**-49**	**-49**	**-11**	**-12**	**-13**	**-13**
OPERATIVES ERGEBNIS	**70**	**82**	**19**	**17**	**17**	**17**
Aufwendungen für Restrukturierungen	–	–	–	–	–	–
Kreditrisikovorsorge	1	-1	2	-1	–	–
Finanzanlageergebnis und andere Posten[1)]	–	–	–	–	–	–
ERGEBNIS VOR STEUERN	**71**	**81**	**21**	**16**	**17**	**17**
Cost-Income-Ratio in %	**41,2**	**37,4**	**36,7**	**41,4**	**43,3**	**43,3**

[1)] beinhaltet die GuV-Posten Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden
Subdivision Kommerzielle Immobilienkunden

Erträge/Aufwendungen	1.1.-31.12.2007 in Mio. €	1.1.-31.12.2006 in Mio. €	4. Quartal 2007 in Mio. €	3. Quartal 2007 in Mio. €	2. Quartal 2007 in Mio. €	1. Quartal 2007 in Mio. €
Zinsüberschuss	**156**	**160**	**35**	**37**	**42**	**42**
Provisionsüberschuss	41	38	6	11	13	11
Handelsergebnis	–	–	–	–	–	–
Saldo sonstige Aufwendungen/ Erträge	1	1	–	–	1	–
Zinsunabhängige Erträge	**42**	**39**	**6**	**11**	**14**	**11**
OPERATIVE ERTRÄGE	**198**	**199**	**41**	**48**	**56**	**53**
Personalaufwand	-9	-12	-2	-2	-3	-2
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-36	-39	-10	-9	-8	-9
Verwaltungsaufwand	**-45**	**-51**	**-12**	**-11**	**-11**	**-11**
OPERATIVES ERGEBNIS	**153**	**148**	**29**	**37**	**45**	**42**
Aufwendungen für Restrukturierungen	–	–	–	–	–	–
Kreditrisikovorsorge	32	-63	25	8	10	-11
Finanzanlageergebnis und andere Posten[1]	-10	-1	-6	-3	-1	–
ERGEBNIS VOR STEUERN	**175**	**84**	**48**	**42**	**54**	**31**
Cost-Income-Ratio in %	**22,7**	**25,6**	**29,3**	**22,9**	**19,6**	**20,8**

[1] [1] beinhaltet die GuV-Posten Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Erfolgsrechnung der Division

Markets & Investment Banking (MIB)

Erträge/Aufwendungen	1.1.-31.12.2007 in Mio. €	1.1.-31.12.2006 in Mio. €	4. Quartal 2007 in Mio. €	3. Quartal 2007 in Mio. €	2. Quartal 2007 in Mio. €	1. Quartal 2007 in Mio. €
Zinsüberschuss	**1.247**	**1.096**	**346**	**226**	**283**	**392**
Provisionsüberschuss	358	310	86	54	139	79
Handelsergebnis	558	737	-286	26	463	355
Saldo sonstige Aufwendungen/ Erträge	16	5	17	-9	6	2
Zinsunabhängige Erträge	**932**	**1.052**	**-183**	**71**	**608**	**436**
OPERATIVE ERTRÄGE	**2.179**	**2.148**	**163**	**297**	**891**	**828**
Personalaufwand	-508	-509	-76	-78	-196	-158
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-604	-607	-139	-163	-169	-133
Verwaltungsaufwand	**-1.112**	**-1.116**	**-215**	**-241**	**-365**	**-291**
OPERATIVES ERGEBNIS	**1.067**	**1.032**	**-52**	**56**	**526**	**537**
Aufwendungen für Restrukturierungen	-27	-1	-27	–	–	–
Kreditrisikovorsorge	74	17	32	44	-1	-1
Finanzanlageergebnis und andere Posten[1]	458	-162	220	16	7	215
ERGEBNIS VOR STEUERN	**1.572**	**886**	**173**	**116**	**532**	**751**
Cost-Income-Ratio in %	**51,0**	**52,0**	**131,9**	**81,1**	**41,0**	**35,1**

[1] beinhaltet die GuV-Posten Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Erfolgsrechnung der Division

Sonstige/Konsolidierung

Erträge/Aufwendungen	1.1.-31.12.2007 in Mio. €	1.1.-31.12.2006 in Mio. €	4. Quartal 2007 in Mio. €	3. Quartal 2007 in Mio. €	2. Quartal 2007 in Mio. €	1. Quartal 2007 in Mio. €
OPERATIVE ERTRÄGE	**714**	**91**	**212**	**151**	**150**	**201**
Verwaltungsaufwand	**-245**	**-254**	**-46**	**-59**	**-39**	**-101**
OPERATIVES ERGEBNIS	**469**	**-163**	**166**	**92**	**111**	**100**
Aufwendungen für Restrukturierungen	39	-44	45	-3	-3	--
Kreditrisikovorsorge	-313	-502	-15	-98	-114	-86
Finanzanlageergebnis und andere Posten[1]	-37	-12	-159	-6	79	49
ERGEBNIS VOR STEUERN	**158**	**-721**	**37**	**-15**	**73**	**63**

[1] beinhaltet die GuV-Posten Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

HVB Investor Relations:

Regine.Angermeyer-Naumann@hvb.de - +49-89-378 27602
Head of Investor Relations

Sabine.Keindl@hvb.de - +49-89-378 29185

Fax - +49-89-378 24083

Web Site: http://www.hvb.com/ir

END